As filed with the Securities and Exchange Commission on September 13 , 2011
Registration No. 333-174041

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Amendment No. 3 to
Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PARK STERLING CORPORATION
(Exact name of registrant as specified in its charter)

North Carolina	6022	27-4107242
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1043 Morehead Street, Suite 201
Charlotte, North Carolina 28204
(704) 716-2134
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James C. Cherry
Chief Executive Officer
1043 Morehead Street, Suite 201
Charlotte, North Carolina 28204
(704) 716-2134
 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
P. Christian Scheurer, Esq. Anne Team Kelly, Esq. McGuireWoods LLP 201 North Tryon Street Charlotte, North Carolina 28202 Phone: (704) 343-2000	Neil E. Grayson, Esq. Nikki Lee, Esq. Nelson Mullins Riley & Scarborough LLP Poinsett Plaza, Suite 900 104 South Main Street Greenville, South Carolina 29601 Phone: (864) 250-2367

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)                                   ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)                        ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that  specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION – DATED SEPTEMBER 13, 2011

Prospectus of Park Sterling Corporation	Proxy Statement of Community Capital Corporation

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Community Capital Shareholders:

The boards of directors of Park Sterling Corporation (Park Sterling) and Community Capital Corporation (Community Capital) each have approved a merger of Community Capital with and into Park Sterling. If the merger is completed, each outstanding share of Community Capital common stock will be exchanged for either $3.30 in cash or 0.6667 of a share of Park Sterling common stock. You will have the opportunity to elect to receive cash for all of your shares, Park Sterling common stock for all of your shares, or a combination of cash for some of your shares and Park Sterling common stock for the remainder of your shares, or you may choose no preference, in which case the merger consideration to be received by you will be determined by the exchange agent depending on the amount of cash and shares elected by those Community Capital shareholders who make an express election.

Notwithstanding the elections that may be made by the Community Capital shareholders,  the total consideration to be paid by Park Sterling will be approximately 60% in shares of Park Sterling common stock and approximately 40% in cash, but in no event more than 40% in cash. If the elections made by Community Capital shareholders would result in an oversubscription for either stock or cash, then the exchange agent will prorate the amount of stock and cash to be issued to Community Capital shareholders in the merger as necessary to obtain the 60% stock-40% cash allocation of the merger consideration.  In that case, you may receive a combination of cash and shares of Park Sterling common stock for your Community Capital shares that is different than what you elected, depending on the elections made by other Community Capital shareholders.

The value of the total merger consideration will fluctuate with the market price of Park Sterling common stock. The following table shows the closing sale prices of Park Sterling common stock and Community Capital common stock as reported on the NASDAQ Global Market (NASDAQ) on March 30, 2011, the last trading day before we announced the merger, and on ●, 2011, the last practicable trading day before the distribution of this Proxy Statement/Prospectus. This table also shows the implied value of the merger consideration proposed for each share of Community Capital common stock, which we calculated by assuming (1) 60% of each share of Community Capital common stock is converted into Park Sterling common stock (with the value of a full Community Capital share for this purpose calculated by multiplying the closing price of Park Sterling common stock on those dates by the exchange ratio of 0.6667) and (2) the remaining 40% of each such share is converted into cash (based on a price per Community Capital share equal to $3.30). Based on these assumptions, Park Sterling expects to issue approximately 4,024,550 shares of its common stock in connection with the merger.

	Park Sterling Common Stock	Community Capital Common Stock	Implied Value per Share of Community Capital Common Stock

At March 30, 2011	$4.74	$2.75	$3.22
At ●, 2011	$ ●	$ ●	$ ●

The market prices of both Park Sterling common stock and Community Capital common stock will fluctuate before the merger and you are urged to obtain current market quotations. Park Sterling common stock is listed on NASDAQ under the symbol “PSTB” and Community Capital common stock is listed on NASDAQ under the symbol “CPBK.” We expect that the merger generally will be tax free to you as to shares of Park Sterling common stock you receive in the merger and taxable to you as to the cash you receive.

We cannot complete the merger unless the holders of two-thirds of the issued and outstanding shares of common stock of Community Capital approve it. Community Capital will hold a special meeting of its shareholders to vote on this merger proposal at the offices of CapitalBank at 109 Montague Avenue, Greenwood, South Carolina, on ●, 2011, at ● a.m., local time.  Your vote is important.  Regardless of whether you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in this Proxy Statement/Prospectus. Failing to vote will have the same effect as voting against the merger.

The Community Capital board of directors unanimously recommends that Community Capital shareholders vote “FOR” approval of the merger agreement and the merger.

This Proxy Statement/Prospectus describes the special meeting, the merger, the documents related to the merger and other related matters.  Please carefully read this entire Proxy Statement/Prospectus, including “Risk Factors” beginning on page 19 for a discussion of the risks relating to the proposed merger. You also can obtain information about our companies from documents that each of Park Sterling and Community Capital has filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Park Sterling common stock to be issued under this Proxy Statement/Prospectus or determined if this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

The date of this Proxy Statement/Prospectus is ●, 2011, and it is first being mailed or otherwise delivered to Community Capital shareholders on or about ●, 2011.

Community Capital Corporation
1402-C Highway 72 West
Greenwood, South Carolina 29649

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on ●, 2011

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Community Capital Corporation will be held at the offices of CapitalBank at 109 Montague Avenue, Greenwood, South Carolina on ●, 2011, at ● a.m., local time, for the following purposes:

1.
Merger Proposal.  To consider and vote upon the Agreement and Plan of Merger, dated as of March 30, 2011, by and between Park Sterling Corporation and Community Capital Corporation, as the agreement may be amended from time to time, and the transactions contemplated by that agreement, including the merger of Community Capital Corporation with and into Park Sterling Corporation;

2.
Advisory Vote on Golden Parachute Compensation.  To cast an advisory (nonbinding) vote to approve “golden parachute” compensation payable under existing agreements that certain Community Capital officers will receive from Community Capital and its subsidiary, CapitalBank, in connection with the merger; and

3.
Adjournment Proposal.  To consider and vote upon a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the merger.

The merger with Park Sterling and the “golden parachute” compensation arrangements are more fully described in the accompanying Proxy Statement/Prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is included as Appendix A to the accompanying Proxy Statement/Prospectus. Holders of Community Capital common stock are not entitled to appraisal or dissenters’ rights under South Carolina law in connection with the merger, as described in greater detail in the accompanying Proxy Statement/Prospectus. In particular, you should carefully read “Risk Factors” beginning on page 19 for a discussion of certain risk factors relating to the proposed merger.

Our board of directors unanimously recommends that you vote “FOR” approval of the merger and the merger agreement, “FOR” approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation and “FOR” approval of the adjournment or postponement of the special meeting, if necessary or appropriate.  Approval of the merger agreement and the merger and approval of the “golden parachute” compensation are subject to separate votes by the Community Capital shareholders, and approval of the “golden parachute” compensation is not a condition to completion of the merger.

Only shareholders of record of Community Capital common stock at the close of business on ●, 2011 will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement of the special meeting.

YOUR VOTE IS VERY IMPORTANT.  The merger agreement must be adopted by the affirmative vote of holders of two-thirds of the issued and outstanding shares of Community Capital common stock in order for the proposed merger to be consummated. If you do not vote by proxy or do not vote in person at the special meeting, the effect will be the same as a vote against the proposed merger. Whether or not you expect to attend the special meeting in person, Community Capital urges you to submit your proxy as promptly as possible (1) by accessing the internet website specified on the enclosed proxy card, (2) by calling the telephone number specified on the enclosed proxy card or (3) by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. Voting by proxy will not prevent you from voting in person at the special meeting, but it will ensure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before it is exercised at the special meeting.

Each shareholder who attends the special meeting in person may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders attending the special meeting and holding stock in brokerage accounts (“street name” holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date for the special meeting.

By Order of the Board of Directors,

William G. Stevens
President and Chief Executive Officer

Patricia C. Hartung
Chairman of the Board

Greenwood, South Carolina
●, 2011

IMPORTANT NOTICE

This Proxy Statement/Prospectus constitutes a proxy statement of Community Capital with respect to the solicitations of proxies for the Community Capital special meeting and a prospectus of Park Sterling for the shares of common stock that Park Sterling will issue to Community Capital shareholders in the merger.

Park Sterling has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended (Securities Act), to register with the Securities and Exchange Commission (SEC) the distribution to Community Capital shareholders of the shares of Park Sterling common stock to be issued in connection with the merger. This Proxy Statement/Prospectus constitutes part of that registration statement. The registration statement, including the attached exhibits, contains additional relevant information about Park Sterling and Park Sterling common stock. For further information about Park Sterling, you should review the registration statement.

Park Sterling and Community Capital file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (Exchange Act). You may read and copy any materials that Park Sterling and Community Capital file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website (www.sec.gov) that contains the reports, proxy statements and other information that Park Sterling and Community Capital file electronically with the SEC.

You may obtain copies of the documents that Park Sterling files with the SEC, free of charge, by going to the Investor Relations section of Park Sterling’s website (www.parksterlingbank.com) or by written or oral request to Pamela G. Brady, Assistant Corporate Secretary, at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, telephone: (704) 716-2134. You may obtain copies of the documents that Community Capital files with the SEC, free of charge, by going to the Investor Relations section of Community Capital’s website (www.capitalbanksc.com) or by written or oral request to Lee Lee M. Lee at P.O. Box 218, Greenwood, South Carolina 29648, telephone:  (864) 941-8242. In order to receive timely delivery of documents in advance of the Community Capital special meeting, your request should be received no later than five days before the special meeting, or ●, 2011. You will not be charged for any documents that you request.

Park Sterling has supplied all information contained in this Proxy Statement/Prospectus relating to Park Sterling, and Community Capital has supplied all information contained in this Proxy Statement/Prospectus relating to Community Capital.

The web addresses of the SEC, Park Sterling and Community Capital are included as inactive textual references only. Information contained on those websites is not incorporated by reference into this Proxy Statement/Prospectus and you should not consider information contained on those websites to be part of this Proxy Statement/Prospectus or any supplement thereto.

This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction in which or to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation.

Neither Park Sterling nor Community Capital has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this Proxy Statement/Prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this Proxy Statement/Prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Proxy Statement/Prospectus does not extend to you. The information contained in this Proxy Statement/Prospectus speaks only as of the date of this Proxy Statement/Prospectus unless the information specifically indicates that another date applies.

-i-

(continued)

-ii-

QUESTIONS AND ANSWERS

The following are some questions that you may have regarding the merger and the Community Capital special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this Proxy Statement/Prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the Community Capital special meeting.

Q:	What is the purpose of the special meeting?

A:
At the special meeting, Community Capital shareholders will act upon the matters outlined in the notice of special meeting at the beginning of this Proxy Statement/Prospectus, including a proposal to approve the merger and the merger agreement, an advisory (nonbinding) vote to approve “golden parachute” compensation payable under existing agreements that certain Community Capital officers will receive from Community Capital and CapitalBank in connection with the merger and a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the merger, and in the discretion of the proxy holders on any other proposals to be voted on at the special meeting.

Q:	Why is Community Capital merging with and into Park Sterling?

A:
Community Capital is merging with and into Park Sterling because the board of directors of Community Capital believes that partnering with a financial institution with a strong management team and excess capital will better maximize the long-term value of shareholders’ investment than if Community Capital remains independent.  For a detailed discussion of the background of and reasons for the proposed merger, see “Proposal No. 1—The Merger—Background of the Merger,” “—Community Capital’s Reasons for the Merger and Recommendation of the Community Capital Board of Directors” and “—Park Sterling’s Reasons for the Merger.”

Q:	What will I receive in the merger?

A:
Each share of Community Capital common stock can be exchanged for either: (i) 0.6667 of a share of Park Sterling common stock; or (ii) $3.30 in cash.  In total, 60% of Community Capital’s shares of common stock outstanding will be exchanged for shares of Park Sterling common stock and 40% of Community Capital’s shares of common stock outstanding will be exchanged for cash. Park Sterling will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of Park Sterling common stock that you would otherwise be entitled to receive. Each outstanding share of Park Sterling common stock will remain outstanding after the merger.

Q:	If I am a Community Capital shareholder, am I assured of receiving the exact form of consideration I elect to receive?

A:
No. Both the total number of shares of Park Sterling common stock to be issued and the amount of cash to be paid in the merger are fixed. Accordingly, there is no assurance that you will receive the form of consideration you elect with respect to all of your shares of Community Capital common stock. If the elections of all Community Capital shareholders result in an oversubscription of Park Sterling common stock or cash, the exchange agent will allocate the consideration you will receive between cash and Park Sterling common stock. For a discussion of the proration procedures, see “The Merger Agreement—Cash or Stock Election.” Because the exchange ratio is fixed, unless you only receive cash for your shares of Community Capital common stock, the value of the merger consideration you receive will fluctuate depending on the current market price of Park Sterling common stock. Community Capital shareholders may obtain up-to-date information concerning the implied value of the merger consideration by calling toll-free at (877) 941-2265.

Q:	If I am a Community Capital shareholder, what happens if I don’t make an election for cash or shares of Park Sterling common stock?

A:
If you fail to make an election prior to the election deadline, the exchange agent will have the discretion to determine the type of consideration you will receive in exchange for your shares of Community Capital common stock. The type of consideration you will receive will be determined by the type of consideration other Community Capital shareholders elect to receive so that, in total, 60% of the total outstanding shares of Community Capital common stock will be exchanged for shares of Park Sterling common stock and 40% of the total outstanding shares of Community Capital common stock will be exchanged for cash. For more information concerning the merger consideration, election procedures and allocation procedures, see “The Merger Agreement—Terms of the Merger” and “—Cash or Stock Election.” If you make an election prior to the election deadline and subsequently transfer record ownership of your shares before the completion of the merger, the exchange agent will treat those shares as if no election had been made with respect to them, unless the new record owner of your shares makes a new election prior to the election deadline.

Q:	How does Community Capital’s board of directors recommend that I vote at the special meeting?

A:
Community Capital’s board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement and the merger, “FOR” approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation and “FOR” the proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate.

Q:	When and where is the Community Capital special meeting?

A:	The Community Capital special meeting will be held at the offices of CapitalBank at 109 Montague Avenue, Greenwood, South Carolina, on ●, 2011, at ● a.m., local time.

Q:	Who is entitled to vote at the special meeting?

A:
Holders of Community Capital common stock at the close of business on ●, 2011, the record date for the special meeting established by the Community Capital board of directors, are entitled to receive notice of the special meeting and to vote their shares at the special meeting and any related adjournments or postponements. The notice of special meeting, the Proxy Statement/Prospectus and the form of proxy are first being made available to shareholders on or about ●, 2011.

As of the close of business on the record date, there were ● shares of Community Capital common stock outstanding and entitled to vote. Holders of Community Capital common stock are entitled to one vote per share on each matter to be presented at the special meeting.

Q:	What do I need to do now?

A:
After you have carefully read this Proxy Statement/Prospectus, you are requested to vote by mail, by telephone, through the internet or by attending the special meeting and voting in person. If you choose to vote by mail, you should complete, sign, date and promptly return the enclosed proxy card as soon as possible so that your shares may be represented and voted at the Community Capital special meeting. The proxy card will instruct the persons named on the proxy card to vote your shares of Community Capital common stock at the special meeting as you direct. If you sign and send in your proxy card and do not indicate how you want to vote, we will vote your shares:

●	in favor of approval of the merger agreement and the merger;

●
in favor of approval, on an advisory (nonbinding) basis, of “golden parachute” compensation payable under existing agreements that certain Community Capital officers will receive from Community Capital and CapitalBank in connection with the merger;

●	in favor of approval of the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the merger; and

●	in the discretion of the proxy holders on any other proposals to be presented at the special meeting.

Q:	Why is my vote important?

A:
The merger agreement and the merger must be approved by the holders of at least two-thirds of the issued and outstanding shares of Community Capital common stock entitled to vote at the special meeting. Therefore, the failure of a Community Capital shareholder to vote, by proxy or in person, will have the same effect as a vote against the merger agreement and the merger. In addition, if you do not return your proxy card at or before the special meeting, it will be more difficult for Community Capital to obtain the necessary quorum to hold the special meeting.

Many Community Capital shareholders hold their shares in “street name” through a stockbroker or bank rather than directly in their own names.  If you hold Community Capital shares in a brokerage account or through a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the shareholder of record with respect to those shares.  As the beneficial owner, you have the right to direct your broker or nominee how to vote and you are also invited to attend the special meeting.  However, since you are not the shareholder of record, you may not vote these shares in person at the special meeting unless you obtain a signed proxy from the shareholder of record giving you the right to vote the shares.  Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

Q:	What are the quorum requirements for the special meeting?

A:
The presence in person or by proxy of holders having a majority of the total votes entitled to be cast by holders of Community Capital’s common stock at the special meeting constitutes a quorum.  Your shares of Community Capital common stock are counted as present at the special meeting for purposes of determining whether there is a quorum if you are present and vote in person at the special meeting or if a proxy card has been properly submitted by you or on your behalf at the special meeting, without regard to whether the proxy is marked as casting a vote or abstaining from voting.

Q:	How do I vote?

A:
You can vote by (1) accessing the internet website specified on the enclosed proxy card, (2) calling the telephone number specified on the enclosed proxy card or (3) completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You can also vote in person at the special meeting. Even if you plan to attend the special meeting in person, please take the time to vote by one of these methods prior to the meeting to ensure that your vote is counted.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
No. Your broker cannot vote on your behalf without specific instructions from you on how to vote. Accordingly, if you hold your shares in street name, it is critical that you cast your vote. You should follow the directions provided by your broker.

Q:	Can I attend the special meeting and vote my shares in person?

A:
Yes. All shareholders are invited to attend the special meeting. Shareholders of record on the record date for the special meeting can vote in person at the special meeting. If a broker holds your shares in street name, then you are not the shareholder of record and you must ask your broker how you can vote at the special meeting in person. Each shareholder who attends the special meeting in person may be asked to present valid picture identification, such as a driver’s license or passport.  Shareholders attending the special meeting and holding stock in brokerage accounts will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date for the special meeting.

Q:	Can I change my vote?

A:
Yes. If you are the record holder of the shares, you may change your vote by: (1) submitting timely written notice of revocation to the Corporate Secretary of Community Capital at any time prior to the vote at the special meeting; (2) if you previously completed and returned a proxy card, by submitting a new proxy card with a later date and returning it prior to the vote at the special meeting; (3) if you voted over the internet or by telephone, voting again over the internet or by telephone by the applicable deadline described below or by submitting a proxy card and returning it prior to the vote at the special meeting; or (4) attending the special meeting in person and voting your shares by ballot at the meeting. Your last properly submitted vote will be the vote that is counted.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker or, if you have obtained a legal proxy from your broker giving you the right to vote your shares, you may change your vote by attending the special meeting and voting in person.

Q:	What is the deadline for voting?

A:
If you are the record holder of shares of Community Capital common stock, you may vote by mail at any time prior to the special meeting as long as Community Capital receives your proxy through the mail before the time of the meeting or ●. In addition, as a record holder, you may vote by internet or phone until ● p.m., Eastern time, on ●, 2011. If your shares are held in street name, you must vote your shares in accordance with the voting instruction form by the deadline set by your broker.

Q:	What vote is required to approve each proposal?

A:
Approval of the merger agreement and the merger requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Community Capital common stock entitled to vote at the special meeting. For each other proposal, assuming a quorum is present, the proposal will be approved if the number of votes cast at the special meeting, in person or by proxy and entitled to vote thereon, in favor of the proposal exceeds the number of votes cast against the proposal.

Q:	I am a Community Capital shareholder. Should I send in my stock certificates now?

A:
No. You should not send in your stock certificates at this time. If the merger agreement and the merger are approved, the exchange agent will separately send you a letter of transmittal with instructions for exchanging your Community Capital stock certificates.

Q:	Do I have the right to dissent and obtain the fair market value of my shares?

A:
No. South Carolina law does not provide dissenters’ rights because Community Capital common stock is listed on NASDAQ.  South Carolina corporate law does not provide dissenters’ rights to shareholders of corporations that have shares listed on a national exchange.

Q:
Will Community Capital be required to submit the proposal to approve the merger agreement and the merger to its shareholders even if the Community Capital board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the special meeting, Community Capital is required to submit the proposal to approve the merger agreement to its shareholders even if the Community Capital board of directors has withdrawn, modified or qualified its recommendation. In this event, you will receive an amendment or supplement to this Proxy Statement/Prospectus with updated information and explaining why the Community Capital board of directors has withdrawn, modified or qualified its recommendation.

Q:	When do you expect Park Sterling and Community Capital to merge?

A:
We are working toward completing the merger as quickly as possible. We expect to complete the merger in the fourth quarter of 2011. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Community Capital shareholders and all necessary regulatory approvals.

Q:	Why am I being asked to cast an advisory (nonbinding) vote to approve “golden parachute” compensation that certain Community Capital officers will receive in connection with the merger?

A:
The SEC recently has adopted new rules that require us to seek an advisory (nonbinding) vote with respect to certain payments that will be made to our named executive officers by Community Capital and CapitalBank in connection with the merger.

Q:	What will happen if shareholders do not approve the “golden parachute” compensation at the special meeting?

A:
Approval of the “golden parachute” compensation payable under existing agreements that certain Community Capital officers will receive from Community Capital and CapitalBank in connection with the merger is not a condition to completion of the merger. The vote with respect to the “golden parachute” compensation is an advisory vote and will not be binding on Community Capital. Therefore, if the merger is approved by the shareholders and completed, the “golden parachute” compensation will still be paid to the Community Capital named executive officers.

Q:	Whom should I call with questions about the merger agreement or the merger or to obtain additional copies of this Proxy Statement/Prospectus?

A:
Community Capital shareholders should call Lee Lee M. Lee at (864) 941-8242 with any questions about the merger agreement or the merger or to obtain additional copies of this Proxy Statement/Prospectus. If your broker holds your shares, you may also call your broker for additional information. Community Capital shareholders may obtain up-to-date information concerning the implied value of the merger consideration by calling toll-free at (877) 941-2265.

SUMMARY

This is a summary of material information regarding the proposed merger and the shareholder meeting contained later in this Proxy Statement/Prospectus. This summary does not contain all of the information that may be important to you, and we urge you to carefully read the entire Proxy Statement/Prospectus, including the Appendices, before deciding how to vote. Each item in this summary refers to the page of this Proxy Statement/Prospectus on which that subject is discussed in more detail. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

About This Proxy Statement/Prospectus

The boards of directors of Community Capital and Park Sterling have approved and adopted the merger agreement between Community Capital and Park Sterling, pursuant to which Community Capital will merge with and into Park Sterling.  The merger cannot be completed unless the shareholders of Community Capital approve the merger on substantially the terms set forth in the merger agreement. Community Capital’s shareholders will vote on the merger agreement at Community Capital’s special meeting. This document is the Proxy Statement used by the Community Capital board of directors to solicit proxies for the special meeting. It is also the Prospectus of Park Sterling regarding the shares of Park Sterling common stock to be issued to Community Capital shareholders if the merger is completed.

Except where the context indicates otherwise, references in this Proxy Statement/Prospectus to “Park Sterling” refer to Park Sterling Corporation and its consolidated subsidiary and references to “Community Capital” refer to Community Capital Corporation and its consolidated subsidiary.  Likewise, references to “Park Sterling Bank” refer to Park Sterling Bank, a wholly owned subsidiary of Park Sterling, and references to “CapitalBank” refer to CapitalBank, a wholly owned subsidiary of Community Capital.  References to “we,” “us” or “our” refer to either Park Sterling or Community Capital, as the context indicates.

The Companies

Park Sterling Corporation (See page 81)

Overview. Park Sterling Corporation, a North Carolina corporation, is the holding company for Park Sterling Bank, a North Carolina-chartered commercial bank.  Park Sterling opened for business on October 25, 2006 at 1043 E. Morehead Street, Suite 201 in Charlotte, North Carolina.  Park Sterling Bank opened a branch in Wilmington, North Carolina in October 2007, in the SouthPark neighborhood of Charlotte, North Carolina in July 2008 and in Charleston, South Carolina in June 2011. On June 29, 2011, Park Sterling notified the North Carolina Office of the Commissioner of Banks (N.C. Commissioner) of its intent to open loan production offices in Raleigh, North Carolina and Greenville, South Carolina. Park Sterling provides banking services to small and mid-sized businesses, owner-occupied and income producing real estate owners, real estate developers and builders, professionals and consumers doing business or residing within its target markets.  At June 30, 2011, Park Sterling had total assets of approximately $610.7 million, total loans of approximately $380.4 million, total deposits of approximately $403.9 million and total shareholders’ equity of approximately $173.6 million. Park Sterling’s principal executive offices are located at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina, 28204 and its telephone number is (704) 716-2134.

Park Sterling Corporation acquired all of the outstanding stock of Park Sterling Bank in a statutory share exchange transaction on January 1, 2011.  Before that date, Park Sterling Corporation conducted no operations other than applying for regulatory approval of the share exchange transaction. Accordingly, the consolidated financial statements, discussions of those financials statements, market data and all other information presented in this Proxy Statement/Prospectus with respect to periods before January 1, 2011 are those of Park Sterling Bank. See “Information About Park Sterling Corporation.”

Community Capital Corporation (See page 118)

Overview.  Community Capital Corporation, a South Carolina corporation, is the holding company for CapitalBank, a South Carolina state-chartered Federal Reserve member bank that provides banking services to consumers and small-to-medium-sized businesses at 18 branches throughout South Carolina.  At March 31, 2011, CapitalBank operated 17 full-service branches and one drive-through facility in South Carolina, three of which are located in Greenwood, South Carolina, two of which are located in each of Abbeville, Anderson and Greer, South Carolina and one of which is located in each of Newberry, Belton, Greenville, Clemson, Saluda, Prosperity, Honea Path, Clinton and Calhoun Falls, South Carolina.  At June 30, 2011, Community Capital had total assets of approximately $637.1 million, total loans of approximately $447.6 million, total deposits of approximately $474.6 million and total shareholders’ equity of approximately  $49.3 million.  Community Capital’s principal executive offices are located at 1402-C Highway 72 West, Greenwood, South Carolina, and its telephone number is (864) 941-8200. See “Information About Community Capital Corporation.”

Written Agreement. Community Capital and CapitalBank entered into a written agreement (Written Agreement) with the Federal Reserve Bank of Richmond and the State of South Carolina Board of Financial Institutions (S.C. Board) on July 28, 2010.  The Written Agreement requires CapitalBank to take certain actions to continue to address concerns raised in the Federal Reserve Bank of Richmond’s October 2009 report of examination including, but not limited to, designing a plan to improve CapitalBank’s position on certain problem loans, reviewing and revising its allowance for loan and lease losses (ALLL) methodology, strengthening its credit risk management and lending program, enhancing its written liquidity and contingency funding plan, and submitting a capital plan to maintain CapitalBank’s capital ratios in excess of the minimum thresholds required to be well capitalized.  The Written Agreement also prohibits Community Capital and CapitalBank from declaring or paying any dividends without the prior written approval of the Federal Reserve Bank of Richmond and the S.C. Board, respectively. See “Information About Community Capital Corporation—Regulatory Considerations.”

The Merger

General Description (See page 39)

Community Capital will merge with and into Park Sterling, with Park Sterling being the surviving company. The merger will be completed within five business days after all conditions to closing have been met, unless Park Sterling and Community Capital agree on a different closing date. CapitalBank initially will become a wholly owned subsidiary of Park Sterling and will continue to operate as a South Carolina state-chartered Federal Reserve member bank separate from Park Sterling. Park Sterling anticipates that CapitalBank and Park Sterling will, as soon as practicable and following the receipt of applicable regulatory approvals, merge into a single North Carolina state-chartered nonmember bank in order to more efficiently manage capital and liquidity. A copy of the merger agreement is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. We encourage you to read the merger agreement carefully as it is the legal document that governs the merger.

Consideration Payable to Community Capital Shareholders (See page 59)

Community Capital shareholders may elect to receive merger consideration in the form of 0.6667 of a share of Park Sterling common stock or $3.30 in cash, in exchange for each share of Community Capital common stock they held immediately before the merger. The value of the merger consideration to be paid in the form of shares of Park Sterling common stock will fluctuate with the market price of Park Sterling common stock. At any market price per share of Park Sterling common stock greater than $4.95, the value per share of Community Capital common stock of the stock portion of the merger consideration will be greater than the $3.30 per share cash portion of the merger consideration.  Conversely, at any market price per share of Park Sterling common stock less than $4.95, the value per share of Community Capital common stock of the stock portion of the merger consideration will be less than the $3.30 per share cash portion of the merger consideration.

The type of merger consideration received by Community Capital shareholders will affect the tax treatment of the merger consideration. See below for more information regarding the tax consequences of the merger. The following table shows the implied value of the stock portion of the merger consideration payable in respect of one share of Community Capital common stock at various market prices of Park Sterling common stock.

Market Price of Park Sterling Common Stock	Implied Value of Stock Portion of the Merger Consideration
$ 5.34 (1)	$ 3.56
$ 4.95 (2)	$ 3.30
$ 4.74 (3)	$ 3.16
$ 3.56 (4)	$ 2.37

(1) High stock price since the execution of the merger agreement.

(2) Stock price at which the value of the stock portion of the merger consideration is equal to the $3.30 cash portion of the merger consideration.

(3) Closing stock price on March 30, 2011, the date of execution of the merger agreement.

(4) Low stock price since the execution of the merger agreement.

There is no maximum or minimum price of Park Sterling common stock at which Community Capital or Park Sterling may unilaterally terminate the merger agreement. Therefore, the market value of the shares of Park Sterling common stock that Community Capital shareholders receive at completion of the merger could vary significantly from the values indicated in the table above.

Because the merger agreement generally provides that 60% of the total number of shares of Community Capital common stock outstanding at the time of closing will be exchanged for Park Sterling common stock and the remaining 40% of the outstanding shares will be exchanged for cash, a Community Capital shareholder may actually receive a combination of cash and shares of Park Sterling common stock that is different than what that shareholder elects, depending on the elections made by other Community Capital shareholders. Cash will be paid in lieu of any fractional share of Park Sterling common stock. All elections will be subject to the allocation and proration procedures described in the merger agreement. Community Capital shareholders may make a different election with respect to each share of Community Capital stock they hold. Community Capital shareholders may obtain up-to-date information concerning the implied value of the merger consideration by calling toll-free at (877) 941-2265.

Election of Cash or Stock Consideration (See page 59)

Before the expected date of completion of the merger, Park Sterling will send an election form to Community Capital shareholders that you may use to indicate whether your preference is to receive cash, Park Sterling common stock or a combination of cash and Park Sterling common stock, or whether you have no preference for your shares of Community Capital common stock. You should not send in your stock certificate(s) until after the merger is effective.  When the merger becomes effective you will receive a letter of transmittal with instructions from the exchange agent regarding sending in your stock certificate(s) in exchange for the merger consideration.

The merger agreement contains allocation and proration provisions that are designed to ensure that 60% of the outstanding shares of common stock of Community Capital will be exchanged for shares of Park Sterling common stock (based on the exchange ratio of 0.6667) and the remaining 40% of the outstanding shares of common stock of Community Capital will be exchanged for cash. Therefore, if Community Capital shareholders elect to receive Park Sterling common stock for more than 60% of the outstanding shares of Community Capital common stock, the amount of Park Sterling common stock that each such shareholder will be entitled to receive from Park Sterling will be reduced by the exchange agent on a pro rata basis. As a result, these Community Capital shareholders will receive cash consideration for any Community Capital shares for which they do not receive Park Sterling common stock.

Similarly, if Community Capital shareholders elect to receive cash for more than 40% of the outstanding shares of Community Capital common stock, the amount of cash that each such shareholder will be entitled to receive from Park Sterling will be reduced by the exchange agent on a pro rata basis. As a result, such shareholders will receive Park Sterling common stock for any Community Capital shares for which they do not receive cash.

If you do not make an election, you will be allocated either cash or shares of Park Sterling common stock, or a combination of cash and shares of Park Sterling common stock, depending on the elections made by other Community Capital shareholders. If you make an election before the election deadline but transfer record ownership of your shares before the completion of the merger, those shares will be treated as if no election had been made with respect to them, unless the new record owner makes a new election prior to the election deadline.

Community Capital’s Board of Directors Unanimously Recommends that Community Capital Shareholders Vote “FOR” Approval of the Merger Agreement and the Merger (See page 38)

Community Capital’s board of directors has determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of Community Capital and its shareholders and has unanimously approved the merger and the merger agreement.  Community Capital’s board of directors unanimously recommends that Community Capital shareholders vote “FOR” approval of the merger agreement and the merger. For the factors considered by Community Capital’s board of directors in reaching its decision to approve the merger agreement and the merger, see “Proposal No. 1 – The Merger—Community Capital’s Reasons for the Merger and Recommendation of the Community Capital Board of Directors.”

Material Federal Income-Tax Consequences of the Merger (See page 56)

The merger is intended to qualify as a reorganization for U.S. federal income-tax purposes, and it is a condition to Community Capital’s obligations to complete the merger that Community Capital receive a legal opinion to that effect. Accordingly, the merger generally will be tax free to you with respect to the shares of Park Sterling common stock you receive in the merger and taxable to you with respect to the cash you receive in the merger. The amount of gain that you recognize in the merger generally will be limited to the lesser of the amount of gain that you realize and the amount of cash that you receive in the merger. The amount of gain that you realize generally is equal to the excess, if any, of the sum of the cash and the fair market value of the Park Sterling common stock that you receive over your tax basis in the Community Capital common stock you surrender in the merger.

The federal income-tax consequences described above may not apply to all holders of Community Capital common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Public Trading Markets and Share Information (See page 17)

Park Sterling common stock is listed on NASDAQ under the symbol “PSTB.” Community Capital common stock is listed on NASDAQ under the symbol “CPBK.” The following table shows the closing sale prices of Park Sterling common stock and Community Capital common stock as reported on NASDAQ on March 30, 2011, the last trading day before we announced the merger, and on ●, 2011, the last practicable trading day before the distribution of this Proxy Statement/Prospectus. This table also shows the implied value of the merger consideration proposed for each share of Community Capital common stock, which we calculated by assuming (1) 60% of each share of Community Capital common stock is converted into Park Sterling common stock (with the value of a full Community Capital share for this purpose calculated by multiplying the closing price of Park Sterling common stock on those dates by the exchange ratio of 0.6667) and (2) the remaining 40% of each such share is converted into cash (based on a price per Community Capital share equal to $3.30). Based on these assumptions, Park Sterling expects to issue approximately 4,024,550 shares of its common stock in connection with the merger.

	Park Sterling Common Stock	Community Capital Common Stock	Implied Value per Share of Community Capital Common Stock

At March 30, 2011	$4.74	$2.75	$3.22
At ●, 2011	$ ●	$ ●	$ ●

The market price of Park Sterling’s common stock will fluctuate between the date of this Proxy Statement/Prospectus and the date on which the merger takes place, as well as after completion of the merger. Community Capital shareholders are urged to obtain current market quotations for Park Sterling’s common stock. Community Capital shareholders may obtain up-to-date information concerning the implied value of the merger consideration by calling toll-free at (877) 941-2265. No assurance can be given as to the market price of Park Sterling’s common stock at the time of the merger or thereafter.

Reselling the Shares You Receive in the Merger (See page 55)

The shares of Park Sterling common stock to be issued in the merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who is an “affiliate” of Park Sterling as defined by Rule 144 under the Securities Act.

Differences in Shareholders’ Rights (See page 73)

In the merger, each Community Capital shareholder who receives Park Sterling common stock will become a Park Sterling shareholder. The rights of Community Capital shareholders currently are governed by South Carolina law and Community Capital’s articles of incorporation and bylaws. The rights of Park Sterling shareholders currently are, and following the completion of the merger will continue to be, governed by North Carolina law and Park Sterling’s articles of incorporation and bylaws. There are differences in the rights of shareholders of Community Capital and shareholders of Park Sterling with respect to voting requirements and various other matters.

Reasons for the Merger (See pages 41 and 49)

Community Capital entered into the merger agreement at the conclusion of a process in which Community Capital determined that a merger with Park Sterling was in the best interests of the Community Capital shareholders. The reasons of the Community Capital board of directors are discussed in more detail in the body of this Proxy Statement/Prospectus. The Community Capital board of directors believes that the merger is in the best interests of Community Capital shareholders and urges shareholders to vote “FOR” approval of the merger agreement and the merger.

Park Sterling determined that a merger with Community Capital would represent an effective use of its capital and would add to its franchise by expanding its banking operations and providing access to the upstate and central areas of South Carolina, which Park Sterling believes are attractive market areas.

Community Capital’s Financial Advisor and Fairness Opinion (See page 43)

Among other factors considered in deciding to approve the merger agreement, the board of directors of Community Capital considered the opinion of Howe Barnes Hoefer & Arnett, Inc. (Howe Barnes), its financial advisor, provided to the Community Capital board of directors on March 30, 2011 that, as of that date, and based on and subject to the assumptions made, matters considered and qualifications and limitations set forth therein, in its opinion, the per share merger consideration provided for in the merger agreement was fair from a financial point of view to holders of Community Capital common stock.  A copy of the full text of Howe Barnes’s fairness opinion is included as Appendix B to this Proxy Statement/Prospectus and holders of Community Capital common stock should read this opinion in its entirety.  Howe Barnes’s opinion is not intended to be and does not constitute a recommendation to any holder of Community Capital common stock as to how such holder should vote in connection with the merger.

Pursuant to an engagement letter between Community Capital and Howe Barnes, Community Capital agreed to pay Howe Barnes a transaction fee with respect to its services as Community Capital’s independent financial advisor.  Howe Barnes has received a portion of its fee, which was payable by Community Capital upon execution of the merger agreement, and the remainder of Howe Barnes’s fee is payable upon completion of the merger.

Financial Interests of Community Capital’s Directors and Executive Officers in the Merger (See page 50)

Community Capital’s directors and executive officers have economic interests in the merger that are different from, or in addition to, their interests as Community Capital shareholders. The Community Capital board of directors considered these interests in its decision to adopt and approve the merger agreement. Some of the interests of the directors and executive officers of Community Capital include:

●
Concurrent with completion of the merger, Park Sterling will take certain actions to appoint to the Park Sterling Corporation and Park Sterling Bank boards of directors an individual currently serving on the Community Capital board of directors. Park Sterling currently expects to appoint Patricia C. Hartung, the current chairman of the Community Capital board of directors.

●
As a condition to entering into the merger agreement, Park Sterling required that William G. Stevens and R. Wesley Brewer, currently President and Chief Executive Officer and Chief Financial Officer and Executive Vice-President of Community Capital, respectively, enter into employment agreements with Park Sterling to serve as executives of Park Sterling following the completion of the merger.

●
Community Capital has made restricted stock awards to certain officers under its 2004 Equity Incentive Plan.  As a result of the merger, each share of such restricted stock will become fully vested and transferable and will be converted into a right to receive merger consideration.

●
William G. Stevens and R. Wesley Brewer are parties to salary continuation agreements, under which those executives are provided with cash retirement benefits that are increased if the executives terminate employment following a change of control.  Because the CapitalBank board of directors has determined that the merger will constitute a change of control under those agreements, Mr. Brewer will be entitled to increased benefits after the effectiveness of the merger payable in accordance with his salary continuation agreement.  Mr. Stevens has already earned the maximum level of benefit payable under his salary continuation agreement and therefore will not be entitled to any increased benefits after the merger occurs.

●
William G. Stevens and R. Wesley Brewer are parties to split dollar life insurance agreements with CapitalBank.  Because the CapitalBank board of directors has determined that the merger will constitute a change of control under those agreements, Mr. Brewer will, upon effectiveness of the merger, have a vested right to designate a beneficiary of certain death proceeds under the life insurance policies owned by CapitalBank on his life. Mr. Stevens already has a vested right to designate a beneficiary of the death proceeds payable under the insurance policy on his life.

●
Community Capital has entered into deferred fee agreements with four of its directors under which those directors are able to defer their directors’ fees.  The fees are credited with interest, and the fees and interest are generally payable in 120 equal monthly installments following termination of such director’s services as a director. When there is a change in control of Community Capital, such as will occur in connection with the merger with Park Sterling, the deferred fees, plus accrued interest, must be paid to the director in a single lump sum on or before the 60th day following the effective time of the change in control.

●
Each director of Community Capital will be appointed to an advisory board of Park Sterling and will receive a $25,000 annual retainer for a period of two years to be paid in quarterly installments, except for Patricia C. Hartung, the current chairman of the Community Capital board of directors who is expected to be appointed to the Park Sterling Corporation and Park Sterling Bank boards of directors effective upon completion of the merger, and William G. Stevens.

●
Park Sterling will generally indemnify and will provide liability insurance to each officer and director of Community Capital for a period of six years following the merger in coverage amounts that can be purchased for up to 280% of the current annual premium of Community Capital’s liability insurance.

Conditions to the Merger (See page 69)

Currently, we expect to complete the merger in the  fourth quarter of 2011. As more fully described in this Proxy Statement/Prospectus and in the merger agreement, the completion of the merger depends on the approval of the merger agreement and the merger by Community Capital shareholders at the special meeting and receipt of the required regulatory approvals, in addition to satisfaction of, or where legally permissible, waiver of, other customary conditions. We cannot be certain when, or if, the conditions to the merger will be satisfied or, where permissible, waived, or that the merger will be completed.  Approval of the “golden parachute” compensation in the advisory (nonbinding) vote described in this Proxy Statement/Prospectus is not a condition to completion of the merger.

Regulatory Approvals (See page 54)

Park Sterling and Community Capital have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Board of Governors of the Federal Reserve System (Federal Reserve Board) and other federal and state regulatory authorities, including the S.C. Board. In obtaining the required regulatory approvals, Park Sterling is not required to agree to any restriction or condition that would have a material adverse effect on Community Capital or Park Sterling, measured on a scale relative to Community Capital. In July 2011, Park Sterling and Community Capital obtained regulatory approvals from the Federal Reserve Board and the S.C. Board. Approval or nonobjection by the regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Community Capital shareholders.

Termination of the Merger Agreement (See page 70)

The merger agreement may be terminated by mutual consent, or by either Park Sterling or Community Capital if the merger has not occurred by December 30, 2011 and under other limited circumstances described in the merger agreement and which are described in further detail later in this Proxy Statement/Prospectus.

Community Capital will be required to pay Park Sterling a termination fee in the amount of $2.0 million, plus up to $500,000 of Park Sterling’s out-of-pocket legal and due diligence expenses in connection with the proposed transaction, if Community Capital enters into or closes on an acquisition agreement with respect to an Alternative Transaction (as defined in the merger agreement and described in greater detail under “The Merger Agreement—Agreement Not to Solicit Other Offers”) if either:

●
the merger agreement is duly terminated by Park Sterling and before such termination, an Alternative Transaction was received, commenced, publicly proposed or publicly disclosed, and within 12 months after such termination, Community Capital has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction, or

●
after receiving an Alternative Proposal (as defined in the merger agreement and described in greater detail under “The Merger Agreement—Agreement Not to Solicit Other Offers”), Community Capital’s board of directors fails to convene the special meeting to approve the merger agreement and the merger with Park Sterling or recommend that the Community Capital shareholders approve the merger agreement and the merger, and within 12 months of receiving the Alternative Proposal, Community Capital has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction.

Community Capital Has Agreed Not to Solicit Alternative Transactions (See page 66)

In the merger agreement, Community Capital has agreed not to solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals for an acquisition transaction involving Community Capital by any party other than Park Sterling. This restriction may deter other potential acquirors of control of Community Capital. However, Community Capital may take certain of these actions if its board of directors determines that it must do so in order to properly discharge its fiduciary duties following consultation with its legal counsel and financial advisors.

Community Capital Shareholders Do Not Have Dissenters’ Rights in the Merger (See page 55)

Shareholders of a corporation that is proposing to merge or consolidate with another entity are sometimes entitled under relevant state laws to appraisal or dissenters’ rights in connection with the proposed transaction depending on the circumstances.  These rights generally confer on shareholders who oppose a merger or the consideration to be received in a merger the right to receive, in lieu of the consideration being offered in the merger, the fair value for their shares as determined in a judicial appraisal proceeding.

Community Capital shareholders are not entitled to appraisal or dissenters’ rights under South Carolina law in connection with the merger because Community Capital common stock was listed on NASDAQ on the record date for the special meeting.

The Community Capital Special Meeting Will be Held on ●, 2011

Date, Time and Place (See page 36)

Community Capital will hold its special meeting of shareholders at the offices of CapitalBank at 109 Montague Avenue, Greenwood, South Carolina, on ●, 2011, at ● a.m., local time. At the special meeting, Community Capital shareholders will be asked to:

●	approve the merger agreement and the transactions contemplated by the merger agreement, including the merger;

●
cast an advisory (nonbinding) vote to approve “golden parachute” compensation payable under existing agreements that certain Community Capital officers will receive from Community Capital and CapitalBank in connection with the merger; and

●	approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the merger.

Record Date (See page 37)

The record date for Community Capital shareholders entitled to vote at the special meeting of shareholders is ●, 2011.

Shares Entitled to Vote (See page 37)

●	shares of Community Capital common stock were outstanding on the record date and entitled to vote at the Community Capital special meeting.

Support Agreements (See page 38)

In consideration of Park Sterling agreeing to enter into the merger agreement, the directors of Community Capital have agreed to vote their shares of Community Capital common stock in favor of the merger and not to support any other merger proposal by a third party. A copy of the form of this support agreement is attached to this Proxy Statement/Prospectus as Appendix C.  In addition, Community Capital, as trustee of the Community Capital Corporation Employee Stock Ownership Plan (with Code Section 401(k) Provisions) (KSOP), has signed a support agreement committing to vote any shares held by the KSOP, with respect to which the KSOP beneficiaries have not voted, in favor of the merger and not to support any other merger proposal by a third party.  A copy of the form of this support agreement is attached to this Proxy Statement/Prospectus as Appendix D. Because the Community Capital directors and the KSOP beneficiaries collectively beneficially own approximately 23.0% of the outstanding Community Capital common stock, these support agreements may have the effect of discouraging a competing offer to acquire Community Capital.

Vote Required (See page 37)

Approval of the merger agreement and the merger requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Community Capital common stock entitled to vote at the special meeting. Your failure to vote your shares (including your failure to instruct your broker to vote your shares) or your abstaining from voting will have the same effect as a vote against the merger agreement and the merger.

Community Capital’s board of directors has unanimously adopted and approved the merger agreement and unanimously recommends that Community Capital shareholders vote “FOR” the approval of the merger agreement and the merger.

As of August 31, 2011, the directors and executive officers of Community Capital, and their affiliates, beneficially owned 1,519,115 shares, or approximately 15.1 % of the outstanding shares of Community Capital common stock. As referenced above, pursuant to support agreements entered into at the time of the merger agreement with Park Sterling, each director of Community Capital, as well as Community Capital, as trustee of the KSOP (with respect to shares held under the KSOP with respect to which it has voting power), has agreed, among other things, to vote or cause to be voted all shares which they beneficially own in favor of the merger agreement and the merger.

The approval of the proposal regarding “golden parachute” compensation payable under existing agreements that certain Community Capital officers will receive from Community Capital and CapitalBank in connection with the merger requires the number of votes cast at the special meeting, in person or by proxy and entitled to vote thereon, in favor of the proposal to exceed the number of votes cast against the proposal.

Community Capital’s board of directors unanimously recommends that Community Capital shareholders vote “FOR” the approval of the “golden parachute” compensation payable under existing agreements that certain of its officers will receive from Community Capital and CapitalBank in connection with the merger.

Approval of the merger agreement and the merger and approval of the “golden parachute” compensation are subject to separate votes of the Community Capital shareholders, and approval of the “golden parachute” compensation is not a condition to completion of the merger.

The approval of the proposal to adjourn or postpone the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the merger requires the number of votes cast at the special meeting, in person or by proxy and entitled to vote thereon, in favor of the proposal to exceed the number of votes cast against the proposal, whether or not a quorum is present at the special meeting. The board of directors of Community Capital unanimously recommends that shareholders vote “FOR” this proposal.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PARK STERLING

Set forth below are highlights derived from Park Sterling’s audited consolidated financial statements as of and for the periods ended December 31, 2006 through 2010 and Park Sterling’s unaudited consolidated financial statements as of and for the  six months ended June 30, 2011. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as Park Sterling’s audited consolidated financial statements. In the opinion of Park Sterling’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Park Sterling’s consolidated financial statements and related notes included in this Proxy Statement/Prospectus and from which this information is derived.  See “Financial Statements” beginning on page F-1.

	At or for the Six Months Ended June 30,	At or for the Periods Ended December 31,
	2011	2010	2009	2008	2007	2006 (1)
	(Dollars in thousands, except per share data)
Operating Data
Total interest income	$11,013	$22,642	$21,668	$20,102	$10,988	$690
Total interest expense	3,285	7,607	9,290	10,471	4,837	134
Net interest income	7,728	15,035	12,378	9,631	6,151	556
Provision for loan losses	7,707	17,005	3,272	2,544	2,758	640
Net interest income (loss) after provision	21	(1,970)	9,106	7,087	3,393	(84)
Noninterest income (loss)	116	130	(293)	26	13	1
Noninterest expense	9,708	11,057	7,997	7,099	5,278	1,811
Income (loss) before taxes	(9,571)	(12,897)	816	14	(1,872)	(1,894)
Income-tax expense (benefit)	(3,570)	(5,038)	239	(1,532)	—	—
Net income (loss)	$(6,001)	$(7,859)	$577	$1,546	$(1,872)	$(1,894)
Per Share Data (2)
Basic earnings (loss) per common share	$(0.21)	$(0.58)	$0.12	$0.31	$(0.38)	$(0.38)
Diluted earnings (loss) per common share	$(0.21)	$(0.58)	$0.12	$0.31	$(0.38)	$(0.38)
Weighted-average common shares outstanding:
Basic	28,051,098	13,558,221	4,951,098	4,951,098	4,950,355	4,950,000
Diluted	28,051,098	13,558,221	4,951,098	5,000,933	4,950,355	4,950,000

Balance Sheet Data
Cash and cash equivalents	$66,980	$65,378	$23,238	$16,511	$1,423	$20,371
Investment securities	146,734	140,590	42,567	31,588	14,883	4,572
Loans	380,365	399,829	397,564	371,272	226,541	42,647
Allowance for loan losses	(11,277)	(12,424)	(7,402)	(5,568)	(3,398)	(640)
Total assets	610,668	616,108	473,855	428,073	246,667	68,424
Deposits	403,906	407,820	392,633	351,327	185,602	25,409
Borrowings	21,661	20,874	26,989	27,962	16,804	—
Subordinated debt	6,895	6,895	6,895	—	—	—
Shareholders’ equity	$173,584	$177,101	$46,095	$45,697	$42,421	$42,964

(1)	Operating and per share data from September 8, 2006 (date of incorporation) to December 31, 2006.
(2)
Per share data has been adjusted for the effects of an eleven-for-ten stock split in the third quarter of 2008, and excludes 568,260 shares which have voting rights but no economic interest related to unvested, performance-based restricted stock issued pursuant to Park Sterling’s 2010 Long-Term Incentive Plan.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COMMUNITY CAPITAL

Set forth below are highlights derived from Community Capital’s audited consolidated financial statements as of and for the years ended December 31, 2006 through 2010 and Community Capital’s unaudited consolidated financial statements as of and for the  six months ended June 30, 2011.  The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results of operations for the full year or any other interim period.  The unaudited information was prepared on the same basis as Community Capital’s audited consolidated financial statements.  In the opinion of Community Capital’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with Community Capital’s consolidated financial statements and related notes included in this Proxy Statement/Prospectus and from which this information is derived.  See Community Capital's financial statements beginning on page F-59.

	At and for the Six Months Ended June 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share)
Income Statement Data:
Interest income	$13,309	$31,010	$36,233	$43,594	$49,132	$40,679
Interest expense	3,843	10,903	13,867	18,656	25,229	19,625
Net interest income	9,466	20,107	22,366	24,938	23,903	21,054
Provision for loan losses	2,350	18,350	32,800	9,300	1,025	1,140
Net interest income (loss) after provision for loan losses	7,116	1,757	(10,434)	15,638	22,878	19,914
Net securities gains (losses)	375	1,999	224	98	(469)	(61
Noninterest income	4,095	8,702	7,306	7,149	6,875	6,028
Noninterest expense	10,265	21,397	31,774	20,192	19,257	18,104
Income (loss) before income taxes	946	(8,939)	(34,678)	2,693	10,027	7,777
Income-tax expense (benefit)	140	(3,454)	(9,433)	284	3,139	2,018
Net income (loss)	$806	$(5,485)	$(25,245)	$2,409	$6,888	$5,759
Balance Sheet Data:
Assets	$637,052	$655,934	$749,442	$790,600	$800,598	$713,244
Earning assets	588,917	590,904	686,443	733,539	727,367	648,450
Securities (1)	64,030	83,651	79,172	89,858	81,315	73,949
Loans (2)	449,800	484,909	568,281	642,040	645,785	574,193
Allowance for loan losses	14,598	17,165	14,160	13,617	6,759	6,200
Deposits	474,616	495,182	583,483	513,601	520,072	486,956
Federal Home Loan Bank advances	95,400	95,400	95,400	161,185	135,525	105,625
Shareholders’ equity	49,326	47,404	53,757	64,957	64,847	58,926
Per Share Data: (3)
Basic earnings (loss) per share	$0.08	$(0.55)	$(4.34)	$0.54	$1.58	$1.34
Diluted earnings (loss) per share	0.08	(0.55)	(4.34)	0.54	1.56	1.31
Book value (period end) (4)	4.90	4.73	5.44	14.54	14.72	13.52
Cash dividends per share	-	-	0.15	0.60	0.54	0.52
Performance Ratios:
Return on average assets	0.25%	(0.75)%	(3.28)%	0.30%	0.91%	0.87%
Return on average equity	3.32	(9.92)	(40.26)	3.69	11.09	10.05
Net interest margin (5)	3.27	3.05	3.18	3.48	3.52	3.59
Efficiency (6)	77.35	73.87	105.37	61.91	61.54	65.61
Allowance for loan losses to loans	3.26	3.58	2.50	2.12	1.05	1.08
Net charge-offs to average loans	1.05	2.90	5.23	0.38	0.08	0.24
Nonperforming assets to period end assets (7)	7.25	6.10	6.67	4.04	0.32	0.26
Capital and Liquidity Ratios:
Average equity to average assets	7.60	7.59	8.10	8.25	8.20	8.66
Leverage (4.00% required minimum)	8.32	7.77	8.31	8.44	8.33	8.46
Tier 1 risk-based capital ratio	11.87	10.89	10.88	10.43	10.05	10.03
Total risk-based capital ratio	13.15	12.17	12.15	11.69	11.10	11.09
Average loans to average deposits	96.22	94.31	112.23	124.85	120.46	110.96

(1)	Securities held-to-maturity are stated at amortized cost, securities available-for-sale are stated at fair value, and nonmarketable equity securities are stated at cost.
(2)	Loans are stated before the allowance for loan losses and include loans held for sale.
(3)	All share and per-share data have been adjusted to reflect the 15% common stock dividend in November 2007.
(4)	Excludes the effect of any outstanding stock options.
(5)	Tax equivalent net interest income divided by average earning assets.
(6)
Noninterest expense divided by the sum of tax equivalent net interest income and noninterest income, excluding gains and losses on sales of assets and the write-down of intangible assets related to the sale of those assets.

(7)	Nonperforming loans and nonperforming assets do not include loans past due 90 days or more that are still accruing interest.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of Park Sterling giving effect to the merger with Community Capital. The selected unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting with Park Sterling treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Community Capital, as of the effective date of the merger, will be recorded by Park Sterling at their respective fair values and the excess of the merger consideration over the fair value of Community Capital’s net assets will be allocated to goodwill.

The table sets forth the information as if the merger had become effective on June 30, 2011, with respect to financial condition data, and on January 1, 2010, with respect to the results of operations data. The selected unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of each of Park Sterling and Community Capital, which are included in this Proxy Statement/Prospectus under “Financial Statements” beginning on page F-1, and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this Proxy Statement/Prospectus under “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 180.

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial information included under “Unaudited Pro Forma Condensed Combined Financial Information,” the pro forma allocation of purchase price reflected in the selected unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the unaudited pro forma condensed financial information, which are described in those notes, are preliminary and may be revised.

(Dollars in thousands)	For the Six Months Ended June 30, 2011	For the Year Ended December 31, 2010
Pro Forma Condensed Consolidated Income Statement Information:
Net interest income	$24,050	$36,594
Provision for loan losses	10,057	35,355
Income (loss) before income taxes	(7,882)	(20,309)
Net income (loss)	(4,741)	(12,411)

(Dollars in thousands)	As of June 30, 2011
Pro Forma Condensed Consolidated Balance Sheet Information:
Loans	$775,888
Total assets	1,215,467
Deposits	879,164
Long-term borrowings	118,989
Common Shareholders’ equity	188,526

(Dollars in thousands)	Amount	Ratio
Pro Forma Capital Ratios as of June 30, 2011:
Total Risk-Based Capital Ratio	$187,245	22.34%
Tier 1 Capital Ratio	175,101	20.89%
Tier 1 Leverage Ratio	175,101	14.21%

COMPARATIVE PER SHARE DATA

The following table sets forth for Park Sterling common stock and Community Capital common stock certain historical, unaudited pro forma and pro forma equivalent per share financial information. In accordance with the requirements of the SEC, the unaudited pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2010, in the case of the net income and dividends declared data. The unaudited pro forma data in the tables assume that the merger is accounted for using the acquisition method of accounting and represents a current preliminary estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Community Capital at their preliminary estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Unaudited Pro Forma Condensed Combined Financial Information.” The information in the following table is based on, and should be read together with, the consolidated financial statements and related notes of each of Park Sterling and Community Capital included in this Proxy Statement/Prospectus.  See “Financial Statements” beginning on page F-1.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been if our companies had combined during this period nor is it indicative of the results of operations in future periods or the future financial position of the combined company. The Comparative Per Share Data Tables for the six months ended June 30, 2011 and the year ended December 31, 2010 combine the historical income per share data of Park Sterling and its subsidiary and Community Capital and its subsidiary giving effect to the merger as if the merger had become effective on January 1, 2010, using the acquisition method of accounting. The pro forma adjustments are based upon available information and certain assumptions that Park Sterling management believes are reasonable. Upon completion of the merger, the operating results of Community Capital will be reflected in the consolidated financial statements of Park Sterling on a prospective basis.

	Park Sterling Historical	Community Capital Historical	Pro Forma Combined	Per Equivalent Community Capital Share(1)
(Dollars in thousands, except per share information)
Net income (loss) from continuing operations for the six months ended June 30, 2011:	$(6,001)	$806	$(2,290)	$(1,527)
Basic	(0.21)	0.08	(0.15)	(0.10)
Diluted	(0.21)	0.08	(0.15)	(0.10)
Dividends Paid:
For the six months ended June 30, 2011	-	-	-	-
Book Value:
As of June 30, 2011	6.19	4.90	5.88	3.98

Net income (loss) from continuing operations for the twelve months ended December 31, 2010:	$(7,859)	$(5,485)	$(12,411)		$(8,274)
Basic	(0.58)	(0.55)	(0.71	)(2)	(0.47)
Diluted	(0.58)	(0.55)	(0.71	)(2)	(0.47)
Dividends Paid:
For the twelve months ended December 31, 2010	-	-	-		-
Book Value:
As of December 31, 2010	6.31	4.73	5.96	(3)	4.05

(1)	Calculated based on pro forma combined multiplied by the exchange ratio of 0.6667. Pro forma book value amounts are adjusted for assumed taxes on estimated merger charges.
(2)	Pro forma earnings per share are based upon pro forma combined net income and pro forma combined weighted average shares outstanding.
(3)	Calculated based on pro forma combined equity and pro forma combined shares outstanding at the end of the period.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Since the August 2010 public offering of Park Sterling Bank, shares of Park Sterling common stock (and before the reorganization whereby Park Sterling became the holding company for Park Sterling Bank, Park Sterling Bank’s common stock) have been listed for trading on NASDAQ under the symbol “PSTB.” Prior to the public offering, shares of Park Sterling Bank common stock were traded on the Over the Counter Bulletin Board (OTCBB) under the symbol “PSTB.OB.” The table below sets forth, with respect to Park Sterling: (i) since August 13, 2010, the date that it began trading on NASDAQ, the high and low sales prices for the common stock, as reported on NASDAQ, and (ii) before August 13, 2010, the high and low bid information for the common stock, as reported on the OTCBB, in each case for the periods shown. The OTCBB bid information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. There may have been other transactions in Park Sterling Bank common stock during the periods referenced of which Park Sterling is not aware.

Shares of Community Capital common stock are listed on NASDAQ under the symbol “CPBK.” The table below sets forth, with respect to Community Capital, the high and low sales prices for Community Capital common stock, as reported on NASDAQ for the periods shown.

You are urged to obtain current market quotations before making any decision with respect to the merger.

	Park Sterling		Community Capital
	High	Low	High	Low
2011
First Quarter	$6.30	$4.52	$3.22	$2.45
Second Quarter	5.34	4.43	3.40	3.13
Third Quarter (through September 12, 2011)	5.19	3.56	3.25	2.62

2010
First Quarter	$6.50	$5.80	$3.99	$2.50
Second Quarter	8.95	6.00	4.05	2.75
Third Quarter (1)	6.45	5.56	4.96	2.75
Fourth Quarter	6.25	5.03	3.18	2.74

2009
First Quarter	$9.00	$5.50	$3.94	$2.49
Second Quarter	7.20	6.00	4.90	2.50
Third Quarter	7.00	5.50	6.00	4.59
Fourth Quarter	6.75	6.00	8.49	4.45

(1)
Represents the high and low sales prices, as reported on NASDAQ, for the period from August 13, 2010 through September 30, 2010. For the period from July 1, 2010 through August 12, 2010, the high and low bid information, as reported on the OTCBB was $8.91 and $6.35, respectively.

On March 30, 2011, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Park Sterling common stock as reported on NASDAQ were $4.93 and $4.70, respectively.  On ●, 2011, the last full trading day before the date of this Proxy Statement/Prospectus, the high and low sales prices of shares of Park Sterling common stock as reported on NASDAQ were $● and $●, respectively.

On March 30, 2011, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Community Capital common stock as reported on NASDAQ were $2.75 and $2.65, respectively. On ●, 2011, the last full trading day before the date of this Proxy Statement/Prospectus, the high and low sales prices of shares of Community Capital common stock as reported on NASDAQ were $● and $●, respectively.

As of August 31, 2011, there were approximately 173 registered holders of Park Sterling common stock and approximately 1,496 registered holders of Community Capital common stock.

Community Capital shareholders are advised to obtain current market quotations for Park Sterling common stock and Community Capital common stock. The market price of Park Sterling common stock and Community Capital common stock will fluctuate between the date of this Proxy Statement/Prospectus and the effective date of the merger. No assurance can be given concerning the market price of Community Capital common stock before or, in the case of Park Sterling common stock, after the effective date of the merger.

To date, no cash dividends have been paid with respect to Park Sterling common stock. The current policy of Park Sterling’s board of directors is to retain any earnings to provide for the growth of Park Sterling. Therefore, it is not anticipated that Park Sterling will pay cash dividends in the foreseeable future. At such time as the board of directors contemplates a change in the dividend policy, Park Sterling’s ability to pay dividends will be subject to the restrictions of North Carolina law, various statutory limitations and its organizational documents, and may be dependent on the receipt of dividends from Park Sterling Bank, payment of which is subject to regulatory restrictions. For more information regarding Park Sterling’s ability to pay dividends and restrictions thereon, see “Supervision and Regulation.”

During 2010, Park Sterling Bank did not have any unregistered sales of equity securities except as previously reported on Park Sterling Bank’s Current Report on Form 8-K dated August 18, 2010 and filed with the Federal Deposit Insurance Corporation (FDIC), and did not have any repurchases of its common stock.

Until September 17, 2001, Community Capital had not declared or distributed any cash dividends to its shareholders since its organization in 1988.  From then until April 2009, Community Capital paid cash dividends to its shareholders on a quarterly basis.  On March 6, 2009, Community Capital paid a cash dividend in the amount of $0.15 per share.  In April 2009, Community Capital announced it was suspending its quarterly cash dividends to preserve its retained capital and because of regulatory concerns.

For the foreseeable future, Community Capital does not intend to declare cash dividends.  Community Capital intends to retain earnings to grow its business and strengthen its capital base.  Future dividends are subject to the discretion of Community Capital’s board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements and general business conditions.  Community Capital’s ability to distribute cash dividends will depend entirely upon CapitalBank’s ability to distribute dividends to Community Capital.  As a South Carolina state-chartered bank, CapitalBank is subject to legal limitations on the amount of dividends each is permitted to pay.  In addition, the Written Agreement prohibits Community Capital and CapitalBank from declaring or paying dividends without the prior written approval of the Federal Reserve Bank of Richmond and the S.C. Board, respectively. For more information regarding Community Capital’s ability to pay dividends and restrictions thereon, see “Supervision and Regulation.”

Community Capital did not sell any of its equity securities that were not registered under the Securities Act and Community Capital did not have any repurchases of its common stock during fiscal year 2010.

RISK FACTORS

You should carefully consider each of the following risk factors in evaluating whether to vote for the approval of the merger agreement and the merger and payments to certain officers and directors of Community Capital as a result of the merger. If the merger is consummated, Park Sterling and Community Capital will operate as a combined company in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond the combined company’s control. An investment in the combined company’s common stock contains a high degree of risk. In addition to the other information contained in this Proxy Statement/Prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding how to vote your Community Capital shares.

We have described below the risks and uncertainties that we believe to be material to a decision on how to vote your Community Capital shares. If any of the following risks and uncertainties develops into actual events, the combined company or its results of operations or financial condition could be adversely impacted. In such an event, the trading price of the Park Sterling common stock could decline and you could lose all or part of your investment. See “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Associated with the Merger

Community Capital shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

Community Capital shareholders will experience a substantial reduction in their percentage ownership interests and effective voting power in Park Sterling compared to their ownership interests and voting power in Community Capital prior to the merger. If the merger is consummated, current Community Capital shareholders will own approximately 13% of Park Sterling’s outstanding common stock, on a fully diluted basis. Accordingly, former Community Capital shareholders will own less than a majority of the outstanding voting stock of the combined company and could, as a result, be outvoted by current Park Sterling shareholders if such current Park Sterling shareholders voted together as a group.

The form of merger consideration Community Capital shareholders ultimately receive could be different from the form elected based on the form of merger consideration elected by other Community Capital shareholders.

All Community Capital shareholders will be permitted to make an election as to the form of consideration to receive. Because the total amount of Park Sterling common stock and cash to be issued in the merger is fixed, the exchange agent will be allowed, subject to limitations set forth in the merger agreement, to adjust the form of consideration that a Community Capital shareholder will receive in order to ensure no greater than 60% of the outstanding shares of Community Capital common stock are converted into shares of Park Sterling common stock and no greater than 40% of the shares of Community Capital common stock are converted into cash. Consequently, if either the stock consideration or the cash consideration is oversubscribed, Community Capital shareholders could receive a different form of consideration from the form they elect, which could result in different tax consequences than they had anticipated (including the recognition of gain for federal income-tax purposes with respect to the cash received). If Community Capital shareholders do not make an election, they will receive the merger consideration in a combination of cash and/or shares of common stock as provided for in the merger agreement. If a Community Capital shareholder makes an election but transfers record ownership of his or her shares before the completion of the merger, those shares will be treated as if no election had been made with respect to them, unless the new record owner makes a new election prior to the election deadline.

Because the market price of Park Sterling common stock will fluctuate, Community Capital shareholders who receive stock consideration will not know until the effective time of the merger the value of the consideration they will receive in the merger.

The number of shares of Park Sterling common stock to be exchanged for each share of Community Capital common stock is fixed such that, if a Community Capital shareholder receives Park Sterling common stock as merger consideration for all or some of his or her Community Capital shares, each of such shares of Community Capital common stock will be converted into the right to receive 0.6667 of a share of Park Sterling common stock in connection with the merger. No adjustments to this exchange ratio will be made based on changes in the market price of either the Park Sterling common stock or Community Capital common stock prior to the completion of the merger. Furthermore, there is no maximum or minimum closing price of Park Sterling common stock at which either Community Capital or Park Sterling may unilaterally terminate the merger agreement. Changes in stock price may result from a variety of factors, including, among others, general market and economic conditions, changes in Park Sterling’s or Community Capital’s respective businesses, operations and prospects, market assessment of the likelihood that the merger will be completed as anticipated or at all and regulatory considerations. Many of these factors are beyond Park Sterling’s control.

As a result of any such changes in stock price, the market value of the shares of Park Sterling common stock that Community Capital shareholders receive at the time that the merger is completed could be significantly lower or higher than the value of such shares immediately before the public announcement of the merger, on the date of this Proxy Statement/Prospectus, on the date of the Community Capital special meeting or on the date on which Community Capital shareholders actually receive their shares of Park Sterling common stock. Accordingly, at the time of the Community Capital special meeting, Community Capital shareholders will not know or be able to calculate the exact market value of the Park Sterling common stock that they will receive upon completion of the merger, which could be significantly less than the current market value of Park Sterling common stock.

We may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Park Sterling’s ability to realize the anticipated benefits and cost savings from combining the businesses of Park Sterling and Community Capital. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of Park Sterling and Community Capital.  If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Park Sterling and Community Capital have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Park Sterling’s ability to maintain relationships with clients, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Community Capital and Park Sterling during that transition period.

Park Sterling and Community Capital will incur significant transaction and merger-related integration costs in connection with the merger.

Park Sterling and Community Capital expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. Park Sterling and Community Capital are continuing to assess the impact of these costs. Although Park Sterling and Community Capital believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Park Sterling has not previously operated in South Carolina.

Community Capital’s primary service areas are upstate and central South Carolina. The banking business in these areas is extremely competitive, and the level of competition may increase further. Although Park Sterling opened a loan production office in Greenville in June 2011, Park Sterling has not previously participated in this market and there may be unexpected challenges and difficulties that could adversely affect Park Sterling following the completion of the merger.

The market price of Park Sterling common stock after the merger may be affected by factors different from those affecting the shares of Community Capital or Park Sterling currently.

The businesses of Park Sterling and Community Capital differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of either Park Sterling or Community Capital. For a discussion of the business of Park Sterling and of certain factors to consider in connection with its business, see “Information About Park Sterling Corporation.” For a discussion of the business of Community Capital and of certain factors to consider in connection with its business, see “Information About Community Capital Corporation.”

The opinion obtained by Community Capital from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the merger.

Community Capital has not obtained an updated opinion as of the date of this Proxy Statement/Prospectus from its financial advisor. Changes in the operations and prospects of Park Sterling or Community Capital, general market and economic conditions and other factors that may be beyond the control of Park Sterling and Community Capital, and on which the financial advisor’s opinion was based, may significantly alter the value of Park Sterling or Community Capital or the prices of shares of Park Sterling common stock or Community Capital common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Community Capital currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that Community Capital received from its financial advisor, see “Proposal No.1 – The Merger — Opinion of Financial Advisor to Community Capital.” For a description of the other factors considered by Community Capital’s board of directors in determining to approve the merger, see “Proposal No.1 – The Merger—Community Capital’s Reasons for the Merger and Recommendation of the Community Capital Board of Directors.”

The merger agreement limits Community Capital’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Community Capital’s ability to discuss competing third-party proposals to acquire all or a significant part of Community Capital. In addition, Community Capital has agreed to pay Park Sterling a termination fee of $2,000,000 plus expense reimbursement of up to $500,000 if the transaction is terminated because Community Capital decides to enter into or close another acquisition transaction. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Community Capital from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger with Park Sterling, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Community Capital than it might otherwise have proposed to pay.

The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on Park Sterling.

Before the merger may be completed, various approvals or consents must be obtained from various federal and state governmental entities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Park Sterling and Community Capital do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Park Sterling following the merger, any of which might have a material adverse effect on Park Sterling following the merger. Park Sterling is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Community Capital or Park Sterling, measured relative to Community Capital, but Park Sterling could choose to waive this condition. In July 2011, Park Sterling and Community Capital received approvals of the merger from the Federal Reserve Board and the S.C. Board.

Park Sterling’s involvement in another merger transaction contemporaneously with this merger transaction may make consummation of this transaction and successful integration of Park Sterling and Community Capital more difficult.

Park Sterling’s strategic plan is, in part, to grow through acquisitions of other financial institutions and/or the assets of other financial institutions, such as branches or lines of business. As part of its operations, Park Sterling regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions eligible for bank holding company ownership or control. As a general rule, Park Sterling expects to publicly announce material transactions when a definitive agreement has been reached. If Park Sterling announces another acquisition before the completion of the merger, the merger may be more difficult to complete due to potential delays in obtaining regulatory or shareholder approval and Park Sterling’s focus on that other transaction may limit its ability to fully realize the expected benefits from this transaction if the merger agreement is approved and the merger takes place.

Community Capital is subject to a Written Agreement that may require the combined company to take certain actions.

On July 28, 2010, Community Capital and its subsidiary, CapitalBank, entered into a Written Agreement with the Federal Reserve Bank of Richmond and the S.C. Board.  At the effective time of the merger, Park Sterling will assume the duties and responsibilities of Community Capital, as it relates to CapitalBank, under the Written Agreement. Park Sterling’s board of directors will take appropriate steps to fully utilize Park Sterling’s financial and managerial resources, pursuant to section 225.4(a) of Regulation Y of the Federal Reserve Board (12 C.F.R. § 225.4(a)), to serve as a source of strength to CapitalBank, including, but not limited to, taking steps to ensure that CapitalBank complies with the Written Agreement.

On June 28, 2011, Park Sterling filed an application with the FDIC and the N.C. Commissioner for approval to merge CapitalBank with and into Park Sterling Bank, subject to consummation of the merger of Community Capital with and into Park Sterling Corporation. Park Sterling anticipates that the Federal Reserve Bank of Richmond and the S.C. Board will lift the Written Agreement at such time as the merger of CapitalBank into Park Sterling Bank is completed, although currently there are no agreements in effect with respect to any such understanding.  If Park Sterling, through its assumption of the duties and responsibilities of Community Capital, and CapitalBank remain subject to the Written Agreement following the merger of the subsidiary banks, it may have an adverse effect on the combined company.  Such adverse effect may include, but is not limited to, increased frequency of regulatory examination, more restrictive regulatory action, additional administrative burden in the management of criticized assets and restrictions on the incurrence of debt or repurchase of stock, on payments on subordinated debentures or trust preferred securities and on the payment of dividends.

Community Capital directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Community Capital shareholders.

Executive officers of Community Capital negotiated the terms of the merger agreement with their counterparts at Park Sterling, and Community Capital’s board of directors adopted and approved the merger agreement and unanimously recommended that Community Capital shareholders vote to approve the merger agreement and the merger on substantially the terms set forth in the merger agreement. In considering these facts and the other information contained in this Proxy Statement/Prospectus, you should be aware that Community Capital’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Community Capital shareholders.  For example, certain executive officers have entered into agreements with Community Capital that provide, among other things, retention, salary continuation, severance and/or other benefits following the merger. Also, at the effective time of the merger, certain executive officers will become entitled to change-of-control benefits under existing salary continuation agreements with Community Capital. These and some other additional interests of Community Capital directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it, as a shareholder. See “Proposal No.1 – The Merger—Community Capital’s Directors and Officers Have Financial Interests in the Merger” for information about these financial interests.

The tax consequences of the merger to a Community Capital shareholder will be dependent upon the merger consideration received.

The tax consequences of the merger to a Community Capital shareholder will depend upon the merger consideration that the shareholder receives. A Community Capital shareholder generally will not recognize any gain or loss on the conversion of shares of Community Capital common stock solely into shares of Park Sterling common stock. However, a Community Capital shareholder generally will be taxed if the shareholder receives cash in exchange for shares of Community Capital common stock or for any fractional share of Park Sterling common stock. For a detailed discussion of the tax consequences of the merger to Community Capital shareholders generally, see “Proposal No.1 – The Merger—Material U.S. Federal Income-Tax Consequences of the Merger.” Each Community Capital shareholder should consult his, her or its own tax advisors as to the effect of the merger as applicable to the Community Capital shareholder’s particular circumstances.

If the merger is not completed, the trading price of Community Capital common stock could decline.

If the merger is not completed, Community Capital may be subject to a number of material risks, including that the price of its common stock may decline to the extent that the current market price of Community Capital’s common stock reflects an assumption that the merger will be completed.

The unaudited pro forma financial information included in this Proxy Statement/Prospectus is preliminary, and the combined company’s actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial information included in this Proxy Statement/Prospectus.

The unaudited pro forma financial information in this Proxy Statement/Prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of Park Sterling and Community Capital may lose some or all of the intended benefits of the merger. The following conditions, in addition to other customary closing conditions (which are described in greater detail beginning on page 69), must be satisfied or, with respect to conditions other than shareholder and regulatory approval, waived, if permissible, before Park Sterling and Community Capital are obligated to complete the merger:

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the merger agreement and merger must be approved by the holders of at least two-thirds of the outstanding shares of Community Capital common stock as of the record date of the Community Capital special meeting;

●	all required regulatory consents must be obtained;

●	the absence of any law or order by a court or regulatory authority that prohibits, restricts or makes illegal the merger; and

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Community Capital’s classified assets (which means loans or other assets characterized as “substandard,” “doubtful,” “loss” or words of similar import and other real estate owned) must not exceed $84 million at the effective time of the merger.

Sales of substantial amounts of Park Sterling common stock in the open market by former Community Capital shareholders could depress Park Sterling’s stock price.

Shares of Park Sterling common stock that are issued to shareholders of Community Capital will be freely tradable without restrictions or further registration under the Securities Act, except for shares issued to any shareholder who may be deemed to be an affiliate of Park Sterling.  As of August 31, 2011, Park Sterling had approximately 28,619,358 shares of common stock outstanding, including approximately 568,260 shares which have voting rights but no economic interest related to unvested, performance-based restricted stock issued pursuant to Park Sterling’s 2010 Park Sterling Corporation Long-Term Incentive Plan (LTIP), and approximately 2,195,064 shares of common stock subject to outstanding options and other rights to purchase or acquire its shares. Park Sterling currently expects that it will issue approximately 4,024,550 shares of Park Sterling common stock in connection with the merger.

If the merger is completed and if Community Capital’s shareholders sell substantial amounts of Park Sterling common stock in the public market following completion of the merger, the market price of Park Sterling common stock may decrease. These sales might also make it more difficult for Park Sterling to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

Risks Associated With Park Sterling’s Growth Strategy

Park Sterling may not be able to implement aspects of its growth strategy.

Park Sterling’s growth strategy contemplates the future expansion of its business and operations both organically and by acquisitions such as through the establishment or acquisition of banks and banking offices in its market area and other markets in the Carolinas and Virginia. Implementing these aspects of Park Sterling’s growth strategy depends, in part, on its ability to successfully identify acquisition opportunities and strategic partners that will complement its operating philosophy and to successfully integrate their operations with Park Sterling’s, as well as generate loans and deposits of acceptable risk and expense. To successfully acquire or establish banks or banking offices, Park Sterling must be able to correctly identify profitable or growing markets, as well as attract the necessary relationships and high caliber banking personnel to make these new banking offices profitable. In addition, Park Sterling may not be able to identify suitable opportunities for further growth and expansion or, if it does, Park Sterling may not be able to successfully integrate these new operations into its business.

As consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase. Park Sterling will compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than Park Sterling does and may be able to pay more for an acquisition than Park Sterling is able or willing to pay.

Park Sterling can offer no assurance that it will have opportunities to acquire other financial institutions or acquire or establish any new branches or loan production offices, or that it will be able to negotiate, finance and complete any opportunities available to it.

If Park Sterling is unable to effectively implement its growth strategies, its business, results of operations and stock price may be materially and adversely affected.

Future expansion involves risks.

The acquisition by Park Sterling of other financial institutions or parts of those institutions, or the establishment of de novo branch offices and loan production offices, involves a number of risks, including the risk that:

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Park Sterling may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, or in evaluating new markets, hiring experienced local managers, and opening new offices;

●	Park Sterling’s estimates and judgments used to evaluate credit, operations, management and market risks relating to target institutions may not be accurate;

●
the institutions Park Sterling acquires may have distressed assets and there can be no assurance that Park Sterling will be able to realize the value it predicts from those assets or that it will make sufficient provisions or have sufficient capital for future losses;

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Park Sterling may be required to take write-downs or write-offs, restructuring and impairment, or other charges related to the institutions it acquires that could have a significant negative effect on Park Sterling’s financial condition and results of operations;

●	there may be substantial lag-time between completing an acquisition or opening a new office and generating sufficient assets and deposits to support costs of the expansion;

●	Park Sterling may not be able to finance an acquisition, or the financing it obtains may have an adverse effect on its results of operations or result in dilution to its existing shareholders;

●
Park Sterling’s management’s attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from its existing business and Park Sterling may not be able to successfully integrate such operations and personnel;

●
Park Sterling’s announcement of another transaction prior to completion of the merger could result in a delay in obtaining regulatory or shareholder approval for the merger, which could have the effect of limiting Park Sterling’s ability to fully realize the expected financial benefits from the transaction;

●	Park Sterling may not be able to obtain regulatory approval for an acquisition;

●	Park Sterling may enter new markets where it lacks local experience or that introduce new risks to its operations, or that otherwise result in adverse effects on its results of operations;

●
Park Sterling may introduce new products and services it is not equipped to manage or that introduce new risks to its operations, or that otherwise result in adverse effects on its results of operations;

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Park Sterling may incur intangible assets in connection with an acquisition, or the intangible assets it incurs may become impaired, which results in adverse short-term effects on Park Sterling’s results of operations;

●
Park Sterling may assume liabilities in connection with an acquisition, including unrecorded liabilities that are not discovered at the time of the transaction, and the repayment of those liabilities may have an adverse effect on Park Sterling’s results of operations, financial condition and stock price; or

●	Park Sterling may lose key employees and clients.

Park Sterling cannot assure you that it will be able to successfully integrate any banking offices that Park Sterling acquires into its operations or retain the clients of those offices. If any of these risks occur in connection with Park Sterling’s expansion efforts, it may have a material and adverse effect on Park Sterling’s results of operations and financial condition.

Park Sterling may not be able to maintain and manage its organic growth, which may adversely affect its results of operations and financial condition.

Park Sterling has grown rapidly since it commenced operations in October 2006, and its modified business strategy contemplates significant acceleration in such growth, both organically and through acquisitions. Park Sterling can provide no assurance that it will continue to be successful in increasing the volume of loans and deposits or in introducing new products and services at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with its historical or modified organic growth strategy. Park Sterling may be unable to continue to increase its volume of loans and deposits or to introduce new products and services at acceptable risk levels for a variety of reasons, including an inability to maintain capital and liquidity sufficient to support continued growth. If Park Sterling is successful in continuing its growth, it cannot assure you that further growth would offer the same levels of potential profitability or that Park Sterling would be successful in controlling costs and maintaining asset quality. Accordingly, an inability to maintain growth, or an inability to effectively manage growth, could adversely affect Park Sterling’s results of operations, financial condition and stock price.

New bank office facilities and other facilities may not be profitable.

Park Sterling may not be able to organically expand into new markets that are profitable for its franchise. The costs to start up new bank branches and loan production offices in new markets, other than through acquisitions, and the additional costs to operate these facilities would increase Park Sterling’s noninterest expense and may decrease its earnings. It may be difficult to adequately and profitably manage Park Sterling’s growth through the establishment of bank branches or loan production offices in new markets. In addition, Park Sterling can provide no assurance that its expansion into any such new markets will successfully attract enough new business to offset the expenses of their operation. If Park Sterling is not able to do so, its earnings and stock price may be negatively impacted.

Acquisition of assets and assumption of liabilities may expose Park Sterling to intangible asset risk, which could impact its results of operations and financial condition.

In connection with any acquisitions, as required by U.S. generally accepted accounting principles (GAAP), Park Sterling will record assets acquired and liabilities assumed at their fair value, and, as such, acquisitions may result in Park Sterling recording intangible assets, including deposit intangibles and goodwill. Park Sterling will perform a goodwill valuation at least annually to test for goodwill impairment. Impairment testing is a two-step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Adverse conditions in its business climate, including a significant decline in future operating cash flows, a significant change in Park Sterling’s stock price or market capitalization, or a deviation from Park Sterling’s expected growth rate and performance may significantly affect the fair value of any goodwill and may trigger impairment losses, which could be materially adverse to Park Sterling’s results of operations, financial condition and stock price.

The success of Park Sterling’s growth strategy depends on Park Sterling’s ability to identify and retain individuals with experience and relationships in the markets in which it intends to expand.

Park Sterling’s growth strategy contemplates that it will expand its business and operations to other markets in the Carolinas and Virginia. Park Sterling intends to primarily target market areas that it believes possess attractive demographic, economic or competitive characteristics. To expand into new markets successfully, Park Sterling must identify and retain experienced key management members with local expertise and relationships in these markets. Competition for qualified personnel in the markets in which Park Sterling may expand may be intense, and there may be a limited number of qualified persons with knowledge of and experience in the commercial banking industry in these markets. Even if Park Sterling identifies individuals that it believes could assist it in establishing a presence in a new market, Park Sterling may be unable to recruit these individuals away from other banks or be unable to do so at a reasonable cost. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out Park Sterling’s strategy is often lengthy. Park Sterling’s inability to identify, recruit and retain talented personnel to manage new offices effectively would limit its growth and could materially adversely affect its business, financial condition, results of operations and stock price.

Park Sterling may need additional access to capital, which it may be unable to obtain on attractive terms or at all.

Park Sterling may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments, for future growth or to fund losses or additional provision for loan losses in the future. Park Sterling’s ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside Park Sterling’s control, and on Park Sterling’s financial performance. Accordingly, Park Sterling may be unable to raise additional capital, if and when needed, on terms acceptable to it, or at all. If Park Sterling cannot raise additional capital when needed, its ability to further expand its operations through internal growth and acquisitions could be materially impaired and its stock price negatively affected.

Risks Associated With Park Sterling’s Business

The current economic environment poses significant challenges for Park Sterling and could adversely affect its financial condition and results of operations.

Although Park Sterling remains well capitalized and has not suffered from liquidity issues, it is operating in an economic environment that remains challenging and uncertain. Financial institutions continue to be affected by declines in the real estate market and constrained financial markets. Park Sterling retains direct exposure to the residential and commercial real estate markets, and it could be affected by these events. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including continued job losses, could have an adverse affect on Park Sterling’s borrowers, or their clients, which could adversely affect Park Sterling’s financial condition, results of operations and stock price. In addition, an extended deterioration in local economic conditions in Park Sterling’s markets and target markets could drive losses beyond those that are or will be provided for in its allowance for loan losses and result in the following consequences:

●	increases in loan delinquencies;

●	increases in nonperforming loans and foreclosures;

●	decreases in demand for Park Sterling’s products and services, which could adversely affect its liquidity position;

●	decreases in the value of the collateral securing Park Sterling’s loans, especially real estate, which could reduce clients’ borrowing power; and

●	decreases in Park Sterling’s ability to raise additional capital on terms acceptable to it or at all.

Until conditions improve, Park Sterling expects its business, financial condition and results of operations to continue to be adversely affected, which could negatively impact its stock price.

Park Sterling’s estimated allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect its earnings.

Park Sterling maintains an allowance for loan losses in an attempt to cover loan losses inherent in its loan portfolio. The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in Park Sterling’s credit portfolio, involves a high degree of judgment and complexity. Park Sterling’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. At June 30, 2011, Park Sterling’s allowance for loan losses totaled approximately $11.3 million, which represented 2.96% of total loans and 40.91% of total nonperforming loans.

Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, current economic conditions, the volume and type of lending conducted by Park Sterling, composition of the portfolio, the amount of Park Sterling’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on Park Sterling’s financial statements. If Park Sterling’s assumptions and judgments prove to be incorrect, Park Sterling’s current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. In addition, Park Sterling may be required to increase the allowance due to the conditions of loans acquired with Community Capital. Federal and state regulators also periodically review Park Sterling’s allowance for loan losses and may require Park Sterling to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of management. The risks inherent in Park Sterling’s loan portfolio have been exacerbated by the negative developments in the financial markets and the economy in general, and additional loan losses will likely occur in the future and may occur at a rate greater than Park Sterling has experienced to date. Park Sterling significantly increased its allowance for loan losses in 2010. However, no assurance can be given that the allowance will be adequate to cover loan losses inherent in Park Sterling’s loan portfolio, and Park Sterling may experience losses in its loan portfolio or perceive adverse conditions and trends that may require it to significantly increase its allowance for loan losses in the future. Any increase in Park Sterling’s allowance for loan losses would have an adverse effect on its results of operations and financial condition, which could impact its stock price.

If Park Sterling’s nonperforming assets increase, its earnings will suffer.

At June 30, 2011, Park Sterling’s nonperforming assets totaled approximately $32.6  million, or 5.34% of total assets. Park Sterling may be required to increase the nonperforming assets of the combined company when it analyzes Community Capital’s assets after the closing of the merger. Park Sterling’s nonperforming assets adversely affect its earnings in various ways. Park Sterling does not record interest income on nonaccrual loans or other real estate owned. Park Sterling must reserve for probable losses, which is established through a current period charge to the provision for loan losses as well write-downs from time to time, as appropriate, of the value of properties in its other real estate owned portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to its other real estate owned. Further, the resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity. Finally, if Park Sterling’s estimate for the recorded allowance for loan losses proves to be incorrect and Park Sterling’s allowance is inadequate, it will have to increase the allowance accordingly and as a result its earnings may be adversely affected, which could impact its stock price.

Park Sterling’s concentration in loans secured by real estate, particularly commercial real estate and construction and development, may increase its loan losses.

Park Sterling offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of Park Sterling’s loans are secured by real estate (both residential and commercial) in its market areas, as are those of Community Capital. Consequently, a decline in economic conditions in these market areas may have a greater effect on its earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

At June 30, 2011, approximately 86.6% of Park Sterling’s loans had real estate as a primary or secondary component of collateral and includes a significant portion of loans secured by commercial real estate and construction and development collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If Park Sterling is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, its earnings and capital could be adversely affected. Over the past year, real estate values in Park Sterling’s market areas have declined and may continue to decline. Continued declines in real estate values expose Park Sterling to further deterioration in the value of the collateral for all loans secured by real estate and may adversely affect Park Sterling’s results of operations and financial condition.

Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans, particularly when there is a downturn in the business cycle. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions and a downturn in the local economy or in occupancy rates in the local economy where the property is located, each of which could increase the likelihood of default on the loan. Because the loan portfolio of the combined company will contain a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in the percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on Park Sterling’s results of operations and financial condition, which could negatively affect its stock price.

Banking regulators are examining commercial real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on Park Sterling’s results of operations, which in turn could negatively affect its stock price.

Since Park Sterling engages in lending secured by real estate and may be forced to foreclose on the collateral property and own the underlying real estate, Park Sterling may be subject to the increased costs associated with the ownership of real property, which could adversely impact its results of operations and stock price.

Since Park Sterling originates loans secured by real estate, it may have to foreclose on the collateral property to protect its investment and may thereafter own and operate such property, in which case Park Sterling is exposed to the risks inherent in the ownership of real estate.

The amount that Park Sterling, as a mortgagee, may realize after a default is dependent upon factors outside of its control, including, but not limited to: general or local economic conditions; environmental cleanup liability; neighborhood values; interest rates; real estate tax rates; operating expenses of the mortgaged properties; supply of and demand for rental units or properties; ability to obtain and maintain adequate occupancy of the properties; zoning laws; governmental rules, regulations and fiscal policies; and acts of God.

Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating income producing real property may exceed the rental income earned from such property, and Park Sterling may have to advance funds in order to protect its investment or Park Sterling may be required to dispose of the real property at a loss.

Park Sterling maintains a number of large lending relationships, any of which could have a material adverse effect on Park Sterling’s results of operations if its borrowers were not to perform according to the terms of these loans.

Park Sterling maintains a number of large lending relationships, which will increase after the merger. Park Sterling’s ten largest lending relationships (including aggregate exposure to guarantors) at June 30, 2011, range from $4.9  million to $9.2 million and averaged $6.7 million. None of these lending relationships was included in nonperforming loans at June 30, 2011. The deterioration of one or more additional large relationship loans could result in a significant increase in Park Sterling’s nonperforming loans and its provision for loan losses, which would negatively impact its results of operations, which in turn could negatively affect its stock price.

As a result of Park Sterling’s limited operating history, its loan portfolio is unseasoned.

Park Sterling’s loan portfolio consists of loans made by Park Sterling since it began operations in October 2006. It is difficult to assess the future performance of Park Sterling’s loan portfolio due to the recent origination of the loans.  Industry experience shows that in most cases it takes several years for loan difficulties to become apparent.  At June 30, 2011, 38 loans, with a combined outstanding balance of $25.6  million, were classified as nonaccrual (generally, loans contractually past due 90 days or more as to principal or interest, for which terms are renegotiated below market levels in response to a financially distressed borrower or guarantor, or where substantial doubt about full repayment of principal or interest is evident). At June 30, 2011, Park Sterling had loans totaling $108.1 million on its watch list, including the $25.6 million in nonaccrual loans. Park Sterling can give no assurance that other loans, including the remaining loans on its watch list or those acquired in the merger, will not become nonperforming or delinquent, which could adversely affect Park Sterling’s results of operations, financial condition and stock price.

Park Sterling’s reliance on time deposits, including out-of-market and brokered certificates of deposit, as a source of funds for loans and Park Sterling’s other liquidity needs could have an adverse effect on its results of operations.

Park Sterling relies on deposits for funds to make loans and provide for its other liquidity needs. Park Sterling’s loan demand has exceeded the rate at which it has been able to build core deposits. As a result, Park Sterling has relied heavily on time deposits, especially brokered certificates of deposit, as a source of funds. Although Park Sterling has focused recently on decreasing its reliance on brokered deposits, as of June 30, 2011, brokered deposits and other wholesale sources comprised approximately 23.7% of Park Sterling’s total deposit liabilities. Such deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or Park Sterling may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to replace these deposits as they mature would adversely affect Park Sterling’s liquidity. Additionally, Park Sterling is regulated by the FDIC, which requires it to maintain certain capital levels to be considered well capitalized. If Park Sterling fails to maintain these capital levels, it would lose its ability to obtain funding through brokered deposits, absent receipt of a waiver from the FDIC. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on Park Sterling’s interest margin and results of operations.

Recent negative developments in the financial industry and the increased level of recent bank failures may lead to regulatory changes that may adversely affect Park Sterling’s operations and results.

Recent negative developments in the credit markets and in the general economy have resulted in uncertainty in the financial markets in general with the expectation of the current economic downturn continuing throughout 2011. As a result, commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years, and the high rate at which banks have been placed in federal receivership during 2009 and 2010 is unprecedented. As a result, there is a potential for additional federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact Park Sterling’s operations by restricting its business operations, including Park Sterling’s ability to originate or sell loans, and adversely impact its results of operations and financial condition.

The FDIC deposit insurance assessments that Park Sterling is required to pay may increase in the future, which would have an adverse effect on its earnings.

As an insured depository institution, Park Sterling is required to pay quarterly deposit insurance premium assessments to the FDIC. These assessments are required to maintain the level of the FDIC deposit insurance reserve ratio. The recent failures of many financial institutions have significantly increased the loss provisions of the federal Deposit Insurance Fund (DIF), resulting in a decline in the reserve ratio. The FDIC expects a higher rate of insured institution failures in the next few years, which may result in a continued decline in the reserve ratio.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the minimum reserve ratio (previously 1.15% of insured deposits) must increase to a minimum of 1.35% of insured deposits (or the comparable percentage of the applicable assessment base) by 2020, with certain exceptions for small banks (those institutions with less than $10 billion in assets). In December 2010, the FDIC adopted a final rule setting the reserve ratio at 2%.

The FDIC also can, subject to certain limitations, change the assessment rates of insured institutions in order to maintain a strong funding position and restore the reserve ratio. In the second quarter of 2009, the FDIC levied a special assessment on insured depository institutions equal to 5 basis points of the institution’s total assets less Tier 1 capital. In addition, on November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years’ worth of premiums to replenish the DIF on December 31, 2009.

The Dodd-Frank Act and FDIC rules adopted thereunder changed the formula for calculating deposit insurance assessments. Effective April 1, 2011, assessments are calculated as a percentage of average total assets less average tangible equity during the assessment period, rather than as a percentage of total deposits, as previously provided. Furthermore, also effective April 1, 2011, the FDIC has changed the initial and total base assessment rates applicable to all insured depository institutions. In addition, on January 12, 2010, the FDIC requested comments on a proposed rule tying assessment rates of insured institutions to the institution’s employee compensation programs. The exact requirements of such a rule are not yet known, but such a rule could increase the amount of premiums Park Sterling must pay for FDIC insurance.

During the years ended December 31, 2010 and 2009 and the  six months ended June 30, 2011, Park Sterling incurred approximately $648,000, $900,000 and $436,000, respectively, in deposit insurance expense. Due to the recent changes in the deposit base and in the assessment rates, as well as Park Sterling’s growth strategy, Park Sterling may be required to pay additional amounts to the DIF. If the deposit insurance premium assessment rate applicable to Park Sterling increases, whether because of Park Sterling’s risk classification, because of emergency assessments, or because of another uniform increase or prepayment requirements, Park Sterling’s earnings could be further adversely impacted.

Recent legislation and administrative actions authorizing the U.S. government to take direct actions within the financial services industry may not stabilize the U.S. financial system.

Numerous actions have been taken by the U.S. Congress, the Federal Reserve Board, the U.S. Department of the Treasury (U.S. Treasury), the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the subprime mortgage crisis that commenced in 2007. The Emergency Economic Stabilization Act of 2008 (EESA) was enacted on October 3, 2008. Under EESA, the U.S. Treasury has the authority to, among other things, invest in financial institutions and purchase up to $700 billion of troubled assets and mortgages from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The Dodd-Frank Act reduced the size of that program, known as the Troubled Asset Relief Program (TARP), from $700 billion to $475 billion and prohibits the establishment of additional programs under TARP. Under the U.S. Treasury’s Capital Purchase Program (CPP) the U.S. Treasury committed to purchase up to $250 billion of preferred stock and warrants in eligible institutions. The EESA also temporarily increased FDIC deposit insurance coverage to $250,000, and the Dodd-Frank Act made the increase permanent.

On February 10, 2009, the U.S. Treasury announced the Financial Stability Plan which, among other things, provides a forward-looking supervisory capital assessment program that is mandatory for banking institutions with over $100 billion of assets and makes capital available to financial institutions qualifying under a process and criteria similar to the CPP. In addition, the American Recovery and Reinvestment Act of 2009 (Recovery Act) was signed into law on February 17, 2009, and includes, among other things, extensive new restrictions on the compensation and governance arrangements of financial institutions.

In addition, the Secretary of the Treasury proposed fundamental changes to the regulation of financial institutions, markets and products on June 17, 2009. Finally, the Dodd-Frank Act, which was enacted in July 2010, will result in significant regulatory initiatives that could have a significant and possibly adverse impact on the financial services industry, including Park Sterling.

Park Sterling cannot predict the actual effects of the Dodd-Frank Act, EESA, the Recovery Act, future legislative and regulatory reform measures and various governmental, regulatory, monetary and fiscal initiatives that have been and may be enacted on the economy, the financial markets or Park Sterling. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions, could materially and adversely affect Park Sterling’s business, financial condition and results of operations, and the trading prices of Park Sterling’s securities.

The recent downgrade in the U.S. government’s sovereign credit rating and any further deterioration in that credit rating could result in an adverse impact on Park Sterling’s business, financial condition and results of operations.

In July 2011, Moody’s Investor Services and Standard & Poor’s Ratings Services placed their U.S. sovereign credit rating on negative watch, actions believed to have been influenced by the recent political impasse concerning the U.S. statutory debt limit. In addition, on August 2, 2011 Fitch Ratings, Inc. affirmed the U.S. sovereign debt rating but noted the rating was under review as the U.S. government’s debt obligations have increased at a pace that is not consistent with an AAA sovereign credit rating.

On August 5, 2011, Standard & Poor’s lowered its long-term U.S. sovereign credit rating from AAA to AA+. Subsequently, Standard & Poor’s similarly downgraded the credit ratings of institutions and agencies directly linked to the U.S. government, including Fannie Mae and Freddie Mac. While U.S. lawmakers reached agreement to raise the federal debt ceiling on August 2, 2011, the downgrade reflected Standard & Poor’s view that the fiscal consolidation plan within that agreement fell short of what would be necessary to stabilize the U.S. government’s medium-term debt dynamics. There is a risk that lower growth, continued fiscal challenges and a general lack of political consensus will result in further deterioration of the U.S. credit standing over the longer term. Also, it is foreseeable that the ratings and perceived creditworthiness of institutions or agencies directly linked to the U.S. government, or its instrumentalities, could also be adversely affected by any further downgrade.

U.S. Treasury and agency securities are key assets on the balance sheets of financial institutions, including Park Sterling, and are widely used as collateral by financial institutions to meet their day-to-day cash flows in the short-term debt market. The downgrade of the U.S. sovereign credit ratings and perceived creditworthiness of U.S. government-related obligations could impact the market value of such instruments as well as the ability to obtain funding that is collateralized by affected instruments and the pricing of that funding when available. Because of the unprecedented nature of negative credit rating actions with respect to U.S. government obligations, the ultimate impacts on global markets and Park Sterling are unpredictable and may not be immediately apparent. However, those impacts could include a widening of sovereign and corporate credit spreads, devaluation of the U.S. dollar and a general market move away from riskier assets, all of which could have a material adverse effect on the business, financial condition, liquidity and solvency of financial institutions, including Park Sterling.

Park Sterling’s net interest income could be negatively affected by further interest rate adjustments by the Federal Reserve Board.

As a financial institution, Park Sterling’s earnings are dependent upon its net interest income, which is the difference between the interest income that it earns on interest-earning assets, such as investment securities and loans, and the interest expense that it pays on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve Board’s policies, affects Park Sterling more than non-financial institutions and can have a significant effect on Park Sterling’s net interest income and total income. Park Sterling’s assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of Park Sterling’s assets and liabilities. As a result, an increase or decrease in market interest rates could have a material adverse effect on Park Sterling’s net interest margin and results of operations. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on Park Sterling’s deposit levels, loan demand, business and results of operations.

In response to the dramatic deterioration of the subprime, mortgage, credit and liquidity markets, the Federal Reserve Board has taken action on nine occasions to reduce interest rates by a total of 450 basis points since September 2007, which contributed to a decline in Park Sterling’s net interest income in 2010. Any reduction in net interest income will negatively affect Park Sterling’s business, financial condition, liquidity, results of operations, cash flows and/or the price of its securities.

The primary tool that management uses to measure short-term interest rate risk is a net interest income simulation model prepared by an independent correspondent bank.  As of June 30, 2011, based on the results of this simulation model, if short-term interest rates immediately decreased by 300 basis points, Park Sterling could expect net income and capital to decrease by approximately $1.7 million over a 12-month period which Park Sterling believes is unlikely based on current interest rate levels.  Conversely, if short-term interest rates immediately increased by 300 basis points, Park Sterling could expect net income and capital to increase by approximately $1.8 million over a 12-month period.

Park Sterling is subject to extensive regulation that could limit or restrict its activities.

Park Sterling operates in a highly regulated industry and currently is subject to examination, supervision and comprehensive regulation by the N.C. Commissioner, the FDIC and the Federal Reserve Board. Park Sterling’s compliance with these regulations is costly and restricts certain of its activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, locations of offices, and the ability to accept brokered deposits on which Park Sterling currently relies heavily to fund its operations. Park Sterling must also meet regulatory capital requirements. If it fails to meet these capital and other regulatory requirements, Park Sterling’s financial condition, liquidity, deposit funding strategy and results of operations would be materially and adversely affected. Park Sterling’s failure to remain well capitalized and well managed for regulatory purposes could affect client confidence, the ability to execute its business strategies, the ability to grow its assets or establish new branches, the ability to obtain or renew brokered deposits, its cost of funds and FDIC insurance, the ability to pay dividends on its common stock and the ability to make acquisitions.

The laws and regulations applicable to the banking industry could change at any time, and Park Sterling cannot predict the effects of these changes on its business and profitability. For example, new legislation or regulation could limit the manner in which Park Sterling may conduct its business, including its ability to obtain financing, attract deposits and make loans. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place Park Sterling at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to Park Sterling have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future.  Park Sterling’s cost of compliance could adversely affect its ability to operate profitably.

Park Sterling’s success depends significantly on economic conditions in its market areas.

Unlike larger organizations that are more geographically diversified, Park Sterling’s banking offices are currently concentrated in North Carolina and, after the merger, will be in North Carolina and upstate and central South Carolina. Even if Park Sterling’s growth strategy is successful, Park Sterling expects that its banking offices will remain primarily concentrated in North Carolina, South Carolina and Virginia. As a result of this geographic concentration, Park Sterling’s financial results will depend largely upon economic conditions in these market areas. If the communities in which Park Sterling operates do not grow or if prevailing economic conditions, locally or nationally, deteriorate further, this may have a significant impact on the amount of loans that Park Sterling originates, the ability of its borrowers to repay these loans and the value of the collateral securing these loans. Prolonged continuation of the current economic downturn caused by inflation, recession, unemployment, government action or other factors beyond Park Sterling’s control would likely contribute to the deterioration of the quality of its loan portfolio and reduce its level of deposits, which in turn would have an adverse effect on Park Sterling’s business.

In addition, some portions of Park Sterling’s target market are in coastal areas, which are susceptible to hurricanes and tropical storms. Such weather events can disrupt Park Sterling’s operations, result in damage to its properties, decrease the value of real estate collateral for its loans and negatively affect the local economies in which Park Sterling operates. Park Sterling cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect its operations or the economies in its market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing Park Sterling’s loans and an increase in the delinquencies, foreclosures and loan losses. Park Sterling’s business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

Current levels of market volatility are unprecedented.

The capital and credit markets have in recent years been experiencing volatility and disruption. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that Park Sterling will not experience an adverse effect, which may be material, on its ability to access capital and on its business, financial condition and results of operations.

Park Sterling relies heavily on the services of key executives and directors, a number of which are new additions to its management team.

Following Park Sterling Bank’s public offering in August 2010, Park Sterling changed its management team and reduced the size of and reconstituted its board of directors. Park Sterling’s growth strategy contemplates continued services and expertise of these persons in the different markets in which it seeks to expand. The loss of the services of any of these persons could have an adverse impact on Park Sterling’s ability to execute its growth strategy or on its business, operations and financial condition.

To be profitable, Park Sterling must compete successfully with other financial institutions that have greater resources and capabilities than Park Sterling does.

The banking business in Park Sterling’s target markets is highly competitive. Many of Park Sterling’s existing and potential competitors are larger and have greater resources than Park Sterling does and have been in existence a longer period of time. Park Sterling competes with these institutions both in attracting deposits and originating loans. Park Sterling may not be able to attract clients away from its competition.  Park Sterling competes for loans and deposits with the following types of institutions:

●	other commercial banks;

●	savings banks;

●	thrifts;

●	trust companies;

●	credit unions;

●	securities brokerage firms;

●	mortgage brokers;

●	insurance companies;

●	mutual funds; and

●	industrial loan companies.

Competitors that are not depository institutions are generally not regulated as extensively as Park Sterling is and, therefore, may have greater flexibility in competing for business. Other competitors are subject to similar regulation but have the advantages of larger established client bases, higher lending limits, extensive branch networks, greater advertising and marketing budgets or other factors.

Park Sterling’s legal lending limit is determined by law and is calculated as a percentage of Park Sterling’s capital and unimpaired surplus. The size of the loans that Park Sterling is able to offer to its clients is less than the size of the loans that larger competitors are able to offer. This limit may affect Park Sterling’s success in establishing relationships with the larger businesses in its market. Park Sterling may not be able to successfully compete with the larger banks in its target markets.

Liquidity needs of Park Sterling could adversely affect its results of operations and financial condition.

The primary sources of funds for Park Sterling are deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including, but not limited to, changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, availability of, and/or access to, sources of refinancing, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including, but not limited to, rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, Park Sterling may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank (FHLB) advances, sales of securities and loans, federal funds lines of credit from correspondent banks and borrowings from the Federal Reserve Discount Window, as well as additional out-of-market time deposits and brokered deposits. While Park Sterling believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. Park Sterling may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Park Sterling depends on the accuracy and completeness of information about clients and counterparties, which, if incorrect or incomplete, could harm its earnings.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, Park Sterling relies on information furnished to it by or on behalf of clients and counterparties, including financial statements and other financial information. Park Sterling also may rely on representations of clients, counterparties or other third parties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, Park Sterling may assume that a client’s audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the client. Park Sterling’s earnings are significantly affected by its ability to properly originate, underwrite and service loans. Park Sterling’s financial condition and results of operations could be negatively impacted to the extent it incorrectly assesses the creditworthiness of its borrowers, fails to detect or respond to deterioration in asset quality in a timely manner, or relies on information provided to it, such as financial statements that do not comply with GAAP and may be materially misleading.

Negative public opinion could damage Park Sterling’s reputation and adversely impact its earnings.

Reputation risk, or the risk to Park Sterling’s business, earnings and capital from negative public opinion, is inherent in its operations. Negative public opinion can result from Park Sterling’s actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect Park Sterling’s ability to keep and attract clients and employees and can expose Park Sterling to litigation and regulatory action and adversely impact its results of operations. Although Park Sterling takes steps to minimize reputation risk in dealing with its clients and communities, this risk will always be present given the nature of Park Sterling’s business.

Park Sterling is subject to security and operational risks relating to its use of technology that, if not managed properly, could damage Park Sterling’s reputation, business or operating results.

To conduct its business, Park Sterling relies heavily on technology-driven products and services and on communications and information systems. Park Sterling’s future success will depend, in part, on its ability to address its clients’ needs by using technology to provide products and services that will satisfy client demands for convenience as well as to create additional efficiencies in operations. Furthermore, any failure, interruption or breach of the security of Park Sterling’s information systems could result in failures or disruptions in its client relationship management, general ledger, deposit, loan and other systems. While Park Sterling has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, it cannot assure investors that it can prevent any such failures, interruptions or security breaches or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of Park Sterling’s information systems could damage Park Sterling’s reputation, result in a loss of client business, subject Park Sterling to additional regulatory scrutiny or expose Park Sterling to civil litigation and possible financial liability, any of which could have a material adverse effect on its financial condition and results of operations, which could negatively affect its stock price.

Risks Related to Park Sterling’s Common Stock

Park Sterling may issue additional shares of stock or equity derivative securities, including awards to current and future executive officers, directors and employees, that could result in the dilution of Community Capital shareholders who receive their merger consideration as stock.

Park Sterling’s authorized capital includes 200,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of August 31, 2011, Park Sterling had 28,619,358 shares of common stock outstanding, including approximately 568,260 shares which have voting rights but no economic interest related to unvested, performance-based restricted stock issued pursuant to Park Sterling’s LTIP, and had reserved or otherwise set aside for issuance  2,195,064 shares underlying outstanding options and  333,800 shares that are available for future grants of stock options, restricted stock or other equity-based awards pursuant to Park Sterling’s equity incentive plans. Park Sterling expects to issue approximately 4,024,550 shares of common stock in connection with the merger. Subject to NASDAQ rules, the Park Sterling board of directors generally has the authority to issue all or part of any authorized but unissued shares of common stock or preferred stock for any corporate purpose. Park Sterling anticipates that it will issue additional equity in connection with the acquisition of other strategic partners and that in the future it likely will seek additional equity capital as it develops its business and expands its operations, depending on the timing and magnitude of any particular future acquisition. These issuances would dilute the ownership interests of existing shareholders and Community Capital shareholders who receive their merger consideration as stock and may dilute the per share book value of the common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, Park Sterling’s then existing shareholders and Community Capital shareholders who receive their merger consideration as stock.

In addition, the issuance of shares under the equity compensation plans will result in dilution of Park Sterling shareholders’ ownership of Park Sterling common stock. The exercise price of stock options could also adversely affect the terms on which Park Sterling can obtain additional capital. Option holders are most likely to exercise their options when the exercise price is less than the market price for Park Sterling’s common stock. They may profit from any increase in the stock price without assuming the risks of ownership of the underlying shares of common stock by exercising their options and selling the stock immediately.

Park Sterling’s stock price may be volatile, which could result in losses to its investors and litigation against Park Sterling.

Park Sterling’s stock price has been volatile in the past and several factors could cause the price to fluctuate in the future. These factors include, but are not limited to: actual or anticipated variations in earnings, changes in analysts’ recommendations or projections, Park Sterling’s announcement of developments related to its businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and nontraditional competitors, news reports of trends and concerns and other issues related to the financial services industry. Fluctuations in Park Sterling’s stock price may be unrelated to Park Sterling’s performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of Park Sterling’s common stock, and the current market price may not be indicative of future market prices.

Stock price volatility may make it more difficult for you to resell your Park Sterling common stock when you want and at prices you find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of fluctuation in the market price of their securities. Park Sterling could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources from Park Sterling’s normal business, which could result in losses to investors.

Future sales of Park Sterling’s common stock by Park Sterling shareholders or the perception that those sales could occur may cause Park Sterling’s common stock price to decline.

Although Park Sterling’s common stock is listed for trading on NASDAQ, the trading volume in the common stock may be lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Park Sterling has no control. Given the potential for lower relative trading volume in the common stock, significant sales of the common stock in the public market, or the perception that those sales may occur, could cause the trading price of Park Sterling’s common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

State laws and provisions in Park Sterling’s articles of incorporation or bylaws could make it more difficult for another company to purchase Park Sterling, even though such a purchase may increase shareholder value.

In many cases, shareholders may receive a premium for their shares if Park Sterling were purchased by another company. State law and Park Sterling’s articles of incorporation and bylaws could make it difficult for anyone to purchase Park Sterling without approval of its board of directors. For example, Park Sterling’s articles of incorporation divide its board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. This classification of directors makes it difficult for shareholders to change the composition of the Park Sterling board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Park Sterling does not currently intend to pay dividends and may be unable to pay dividends in the future.

Park Sterling does not intend to pay dividends in the foreseeable future. If Park Sterling determines to pay dividends in the future, holders of its common stock are only entitled to receive such dividends as Park Sterling’s board of directors may declare out of funds legally available for such payments. Park Sterling’s ability to pay dividends also is limited by regulatory restrictions and the need to maintain sufficient capital. If these regulatory requirements are not satisfied, Park Sterling would be unable to pay dividends on its common stock.

Moreover, Park Sterling is a bank holding company that is a separate and distinct legal entity from Park Sterling Bank and,  following the merger, CapitalBank. As a result, Park Sterling’s ability to make dividend payments, if any, on its common stock would depend primarily upon the receipt of dividends and other distributions received from Park Sterling Bank and, following the merger, CapitalBank. Various federal and state regulations limit the amount of dividends that Park Sterling Bank and, following the merger, CapitalBank may pay to Park Sterling.

In addition, Park Sterling’s right to participate in any distribution of assets of Park Sterling Bank, CapitalBank or any other subsidiary of Park Sterling from time to time upon the subsidiary’s liquidation or otherwise, and thus the ability of Park Sterling shareholders to benefit indirectly from such distribution, will be subject to the prior claims of creditors of the subsidiary, except to the extent any of Park Sterling’s claims as a creditor of the subsidiary may be recognized. As a result, Park Sterling’s common stock effectively will be subordinated to all existing and future liabilities and obligations of Park Sterling Bank, CapitalBank and any other subsidiaries Park Sterling may have.

Your right to receive liquidation and dividend payments on the Park Sterling common stock is junior to its existing and future indebtedness and to any other senior securities Park Sterling may issue in the future.

Shares of Park Sterling’s common stock are equity interests in Park Sterling and do not constitute indebtedness. This means that shares of the common stock will rank junior to all of indebtedness of Park Sterling and to other nonequity claims against Park Sterling and its assets available to satisfy claims against it, including in Park Sterling’s liquidation. As of June 30, 2011, Park Sterling had approximately $6.9 million of subordinated debt, in addition to its other liabilities, and upon completion of the merger will assume approximately $10.3 million of junior subordinated debt of Community Capital, all of which would be senior in right of payment to Park Sterling’s common stock. Park Sterling may incur additional indebtedness from time to time without the approval of the holders of its common stock.

Additionally, Park Sterling’s board of directors is authorized to issue classes or series of preferred stock in the future without any action on the part of its common shareholders. Park Sterling common shareholders would be subject to the prior dividend and liquidation rights of holders of any preferred stock outstanding.

Park Sterling common stock is not insured by the FDIC.

Park Sterling common stock is not a savings or deposit account, and is not insured by the FDIC or any other governmental agency and is subject to risk, including the possible loss of all or some principal.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement/Prospectus contains a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Park Sterling, Community Capital and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “anticipate,” “continue,” “expect,” “project,” “potential,” “possible,” “predict,” “estimate,” “could,” “should,” “would,” “will,” “goal,” “target” or other similar expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either Park Sterling or Community Capital to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following:

●
the risk that the businesses of Park Sterling and/or Community Capital in connection with the merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

●	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe;

●	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

●	revenues following the merger may be lower than expected;

●	changes in the interest rate environment reduce interest margins and impact funding sources;

●	changes in market rates and prices may adversely impact the value of financial products;

●	client and employee relationships and business operations may be disrupted by the merger;

●	the ability to obtain required governmental and Community Capital shareholder approvals, and the ability to complete the merger on the expected timeframe;

●
the ability of the combined company to comply with the terms of the Written Agreement, should the combined company be subject to the Written Agreement following the merger, and potential more restrictive regulatory actions if the combined company fails to comply;

●	possible changes in economic and business conditions;

●	the existence or exacerbation of general geopolitical instability and uncertainty;

●	the ability of Park Sterling to integrate other acquisitions and attract new clients;

●	possible changes in monetary and fiscal policies, and laws and regulations;

●	the effects of easing of restrictions on participants in the financial services industry;

●	the cost and other effects of legal and administrative cases;

●	possible changes in the creditworthiness of clients and the possible impairment of collectibility of loans;

●	the effects of changes in interest rates; and

●	other risks and factors identified in this Proxy Statement/Prospectus under the heading “Risk Factors.”

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this Proxy Statement/Prospectus.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this Proxy Statement/Prospectus and attributable to Park Sterling or Community Capital or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Proxy Statement/Prospectus. Except to the extent required by applicable law or regulation, Park Sterling and Community Capital undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Proxy Statement/Prospectus or to reflect the occurrence of unanticipated events.

THE COMMUNITY CAPITAL SPECIAL MEETING

This section contains information about the special meeting of Community Capital shareholders that has been called to consider and approve the merger agreement and the merger, as well as the advisory (nonbinding) vote on the “golden parachute” compensation payable under existing agreements that will be received from Community Capital and CapitalBank by certain Community Capital officers in connection with the merger and, if necessary or appropriate, the adjournment of the special meeting to solicit additional proxies.  Together with this Proxy Statement/Prospectus, we are also sending you a notice of special meeting and a form of proxy that is solicited by the Community Capital board of directors. The special meeting will be held at the offices of CapitalBank at 109 Montague Avenue, Greenwood, South Carolina, on ●, 2011, at ● a.m., local time.

Matters To Be Considered

The purposes of the special meeting are:

●	to consider and vote upon a proposal to approve the merger agreement and the transactions contemplated by that agreement, including the merger;

●
to cast an advisory (nonbinding) vote to approve certain “golden parachute” compensation payable under existing agreements that certain Community Capital officers will receive from Community Capital and CapitalBank in connection with the merger; and

●
to consider and vote upon a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the merger.

Proxies

Each copy of this Proxy Statement/Prospectus mailed to holders of Community Capital common stock is accompanied by a form of proxy with instructions for voting. If you hold Community Capital common stock in your name as a shareholder of record, you should complete and return the proxy card in the enclosed envelope to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.  If you hold your Community Capital common stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from that bank or broker.  If you hold Community Capital common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, by delivering a written revocation letter to Community Capital’s Corporate Secretary, or by attending the special meeting in person, notifying the Corporate Secretary and voting by ballot at the special meeting.  Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a shareholder at the special meeting will not constitute revocation of a previously given proxy.  Written notices of revocation and other communications about revoking your proxy should be addressed to:

Community Capital Corporation
P.O. Box 218
Greenwood, South Carolina 29649
Attention:  R. Wesley Brewer,
Corporate Secretary
Phone Number:  (864) 941-8242

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted  “FOR”  approval of the merger agreement and the merger,  “FOR” approval of “golden parachute” compensation payable under existing agreements that certain Community Capital officers will receive from Community Capital and CapitalBank in connection with the merger and “FOR”  approval of the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the merger.

Community Capital shareholders should NOT send stock certificates with their proxy cards. If the merger is completed, Community Capital shareholders will be mailed a transmittal form promptly following the completion of the merger with instructions on how to exchange their Community Capital stock certificates for the merger consideration.

Solicitation of Proxies

Community Capital and Park Sterling will bear equally the cost of printing and mailing this Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the merger; however, Community Capital solely will bear any additional costs of soliciting proxies from you. In addition to solicitation of proxies by mail, Community Capital will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Community Capital common stock and secure their voting instructions. Community Capital will reimburse the record holders for their reasonable expenses in taking those actions.  Community Capital also has made arrangements with Regan & Associates, Inc. to assist it in soliciting proxies and has agreed to pay them $15,000, which includes all out-of-pocket expenses, for these services.  If necessary, several of Community Capital’s regular employees, who will not be specially compensated, may solicit proxies from Community Capital shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The board of directors of Community Capital has fixed close of business on ●, 2011 as the record date for determining the Community Capital shareholders entitled to receive notice of and to vote at the special meeting. At that time, ● shares of Community Capital common stock were outstanding, held by approximately ● holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Community Capital common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions from voting will be counted for the purpose of determining whether a quorum is present.

Approval of the merger agreement and the merger requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Community Capital common stock entitled to vote at the special meeting. You are entitled to one vote for each share of Community Capital common stock you held as of the record date with respect to each matter to be considered at the special meeting. Because the affirmative vote of the holders of two-thirds of the issued and outstanding shares of Community Capital common stock entitled to vote at the special meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions from voting also will have the same effect as a vote against the merger. Accordingly, the Community Capital board of directors urges Community Capital shareholders to promptly vote by completing, dating and signing the accompanying proxy card and to return it promptly in the enclosed postage-paid envelope, or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker.

Approval of the advisory (nonbinding) proposal regarding “golden parachute” compensation payable under existing agreements that certain Community Capital officers will receive from Community Capital and CapitalBank in connection with the merger requires the number of votes cast at the special meeting, in person or by proxy and entitled to vote thereon, in favor of the proposal to exceed the number of votes cast against the proposal. Abstentions from voting are not treated as votes cast and, therefore, will have no effect on the vote required for the proposal. Since the required vote is advisory, the result of the vote is not binding on Community Capital.

Approval of any proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies requires the number of votes cast at the special meeting, in person or by proxy and entitled to vote thereon, in favor of the proposal to exceed the number of votes cast against the proposal, whether or not a quorum is present. Abstentions from voting are not treated as votes cast and, therefore, will have no effect on the vote required for the proposal.

Under the rules of the New York Stock Exchange applicable to brokers, each of the proposals to be presented at the special meeting is considered a nonroutine matter. Therefore, if your shares are held in street name by a broker, your broker cannot vote your shares unless it receives specific voting instructions from you. If you do not provide voting instructions to your broker and the broker nevertheless submits an unvoted proxy with respect to your shares, the resulting “broker non-vote” will not be counted for purposes of determining whether a quorum is present and will have the same effect as a vote against the proposal to approve the merger agreement and the merger. However, the broker non-vote will have no effect on the vote required for the proposal regarding certain “golden parachute” compensation or the proposal to approve the adjournment or postponement of the special meeting.

Shareholders will vote at the meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by Community Capital’s transfer agent.

Support Agreements

As an inducement to and a condition of Park Sterling’s willingness to enter into the merger agreement, each of the directors of Community Capital entered into a support agreement with Park Sterling. Pursuant to the support agreements, each of the directors of Community Capital agreed, among other things, to vote (or cause to be voted), all the shares owned beneficially by each of them, (i) in favor of the approval and adoption of the merger agreement (or any amended version thereof), the merger and the other transactions contemplated thereby and (ii) against any Alternative Transaction (as defined in the merger agreement and as further described under “The Merger Agreement—Agreement Not to Solicit Other Offers”). As of August 31, 2011, the directors of Community Capital beneficially owned 1,404,061 shares, or approximately 14% of the outstanding shares of Community Capital common stock.  A copy of the form of this support agreement is attached as Appendix C to this Proxy Statement/Prospectus and is incorporated herein by reference.

As a further inducement to and a condition to Park Sterling’s willingness to enter into the merger agreement, Community Capital, as trustee of the KSOP, entered into a support agreement with Park Sterling.  Pursuant to that support agreement, Community Capital agreed to vote all shares of Community Capital stock over which the KSOP permits the trustee voting authority (i) in favor of the approval and adoption of the merger agreement (or any amended version thereof), the merger and the other transactions contemplated thereby and (ii) against any Alternative Transaction (as defined in the merger agreement and as further described under “The Merger Agreement — Agreement Not to Solicit Other Offers”).  As of August 31, 2011, beneficiaries of the KSOP owned 901,106 shares of Community Capital common stock under such plan, or approximately 9.0% of the outstanding shares of Community Capital common stock.  Until such beneficiaries vote those shares, or fail to vote them, pursuant to the terms of the KSOP, it is unknown how many shares Community Capital, as trustee of the KSOP, will have power to vote in accordance with this support agreement.  A copy of the form of this support agreement is attached as Appendix D of this Proxy Statement/Prospectus and is incorporated herein by reference.

Community Capital shareholders are urged to read the support agreements in their entirety.

Recommendation of Community Capital Board of Directors

The Community Capital board of directors unanimously recommends that Community Capital shareholders vote:

●	“FOR” approval of the merger agreement and the merger;

●	“FOR” approval of the “golden parachute” compensation payable under existing agreements that certain of Community Capital officers will receive from Community Capital and CapitalBank in connection with the merger; and

●	“FOR” approval of the adjournment or postponement of the special meeting, if necessary or appropriate.

Approval of the merger agreement and the merger and approval of the “golden parachute” compensation are subject to separate votes by the Community Capital shareholders, and approval of the “golden parachute” compensation is not a condition to completion of the merger.

PROPOSAL NO. 1 – THE MERGER

Background of the Merger

Community Capital initiated a strategy in 1994 of creating a statewide network of locally managed community banks that serve their respective markets, share a common vision and benefit from the strength, resources and economies of a larger institution.  The objectives of this strategy have been to expand across upstate and central South Carolina (I-85 and I-26 corridors), maintain superior asset quality, grow net interest income, increase fee income and control expenses.

Over the past three years, Community Capital has been adversely affected by the general economic deterioration and downturn in real estate values that has occurred throughout the country, including Community Capital’s home markets, which has undermined execution of this strategy.  Declining asset quality has resulted in increased losses, loan loss provisions and charge-offs.   Over the past two years, Community Capital has undertaken numerous efforts to preserve its capital, reduce problem asset levels and stabilize earnings, including, without limitation, raising $14.2 million in new capital in the third and fourth quarters of 2009, suspending dividend payments on its common stock in April 2009 and reducing total loans.  While these efforts have improved Community Capital’s financial position, on July 28, 2010, Community Capital entered into the Written Agreement with the Federal Reserve Bank of Richmond and the S.C. Board which, among other things, requires Community Capital to implement a capital plan to maintain CapitalBank’s capital ratios in excess of the minimum thresholds required to be well capitalized.

Until early 2010, Community Capital’s board of directors believed that its shareholders, customers and employees were best served by Community Capital remaining an independent financial institution.  However, as a result of the foregoing circumstances and the current state of equity capital markets, the board of directors and senior management of Community Capital began to more closely consider potential strategic alternatives involving the acquisition of Community Capital by another financial institution.

In February 2010, Community Capital had an introductory meeting with James C. Cherry, David L. Gaines and Leonard R. Robinett, Jr., prior to these individuals’ affiliation with Park Sterling. Messrs. Cherry, Gaines and Robinett were in the process of identifying a platform bank interested in augmenting its management team with these individuals and pursuing their vision of building a traditional regional banking franchise across the Carolinas and Virginia. As part of the partner bank identification process, Messrs. Cherry, Gaines and Robinett held meetings with multiple potential platform banks, including this single introductory meeting with Community Capital, which was facilitated by a financial advisor that later became financial advisor to Park Sterling in connection with its August 2010 public offering of its common stock (Public Offering). Messrs. Cherry, Gaines and Robinett shortly thereafter determined that Park Sterling was the preferred platform bank.

In July 2010, Community Capital had initial discussions with Howe Barnes, during which Howe Barnes presented analysis on the condition of the banking industry and merger market, a range of strategic alternatives, as well as a list of potential acquirers for Community Capital.  On August 31, 2010, Community Capital formally retained Howe Barnes as its financial advisor to provide advice regarding a possible business combination with another entity.  Community Capital chose Howe Barnes because of its regular engagement in the evaluation of business and securities in connection with mergers and acquisitions and its familiarity with the market for common stock of publicly and privately traded banks, thrifts and bank and thrift holding companies.

In August 2010, Messrs. Cherry, Gaines and Robinett were hired by Park Sterling as Chief Executive Officer, Chief Financial Officer and Head of Corporate Development, respectively, concurrent with Park Sterling closing a $150.2 million offering of common stock, which the three individuals helped to facilitate.  Park Sterling was soon thereafter contacted by Howe Barnes, representing Community Capital, to inquire into Park Sterling’s interest in a potential partnership between the two companies. Following their single meeting with Community Capital in February 2010, none of Messrs. Cherry, Gaines or Robinett had any additional discussions with Community Capital or Howe Barnes regarding Community Capital until after Howe Barnes initiated contact with Park Sterling in August 2010 (except for a brief telephone call between Mr. Cherry and Mr. Stevens in February 2010 during which Mr. Cherry informed Mr. Stevens that another platform bank had been selected). Park Sterling subsequently executed a nondisclosure agreement, received certain confidential information and initiated a dialogue with Community Capital.  Park Sterling entered into additional nondisclosure agreements and initiated dialogues with other potential partners during this same general timeframe.

Over a period of approximately six months, Howe Barnes and Community Capital conducted an extensive marketing effort, which included contacting 42 potential acquirers, including Park Sterling, distributing 13 confidential information memoranda on the business and financial condition of Community Capital and CapitalBank, including to Park Sterling, and providing updated financial information on Community Capital. Howe Barnes also conducted discussions with several of the potential acquirers, including Park Sterling, and provided customized financial analyses. Four of the potential acquirers conducted initial credit due diligence and, in January and February 2010 two of the potential acquirers, one of which was Park Sterling, submitted written, nonbinding indications of interest to acquire Community Capital, subject to completion of full due diligence. A third potential acquirer verbally submitted a proposal, which was ultimately deemed by Howe Barnes and Community Capital not to be a bona fide offer.

On January 25, 2011, Park Sterling submitted its nonbinding indication of interest to acquire Community Capital for between $3.25 and $3.75 per share, which was subject to further due diligence and contingent upon Community Capital entering into an exclusivity arrangement. Park Sterling subsequently updated its indication of interest on January 31, 2011, and on February 15, 2011 to provide additional details, as requested by Community Capital, as well as to extend its deadline for Community Capital to consider the indication of interest. Another potential acquirer submitted its nonbinding indication of interest during this time to invest between $55.0 million and $85.0 million in newly issued shares of Community Capital at $4.00 per share and also to use part of such an investment to repurchase 50.0% of Community Capital’s outstanding shares in a tender offer at $4.10 per share. However, this proposal was contingent upon the acquirer, which was a new investor group and not an existing bank holding company or operating company, raising the necessary capital and receiving regulatory approvals to make an investment.

On February 18, 2011, at a special meeting of Community Capital’s board of directors, Howe Barnes reviewed the terms of the two proposals, including the benefits and drawbacks of each, and provided the board with an update on the status of the banking industry, merger and capital markets. After lengthy discussions, Community Capital’s board of directors and management concluded that Park Sterling’s proposal was superior to the proposal of the other potential acquirer, which they determined to be above an acceptable risk tolerance given the high level of uncertainty in both raising the necessary capital in difficult market conditions and obtaining regulatory approval for a new investor group. The board of directors invited executive management of Park Sterling to make a presentation with the expectation that it would learn more about Park Sterling, its plans to execute the merger and for the pro forma combined company. On February 23, 2011, Leslie M. (Bud) Baker, Chairman of the Park Sterling board of directors, and Mr. Cherry made such a presentation to the Community Capital board of directors, after which the board of directors confirmed its decision to proceed with Park Sterling. Accordingly, Community Capital agreed to invite Park Sterling to conduct full due diligence. In connection with the Community Capital board’s decision to move forward with Park Sterling, Community Capital executed the nonbinding indication of interest with Park Sterling, which, among other things, restricted Community Capital from soliciting, negotiating or encouraging any alternative proposals through March 30, 2011.

During the first three weeks of March 2011, Park Sterling engaged in documentary due diligence and performed extensive due diligence on Community Capital’s operations and financial condition, including CapitalBank’s loan portfolio. As a result of its due diligence, on March 16, 2011, Park Sterling’s board of directors authorized management to verbally submit its refined proposal to acquire Community Capital for $3.30 per outstanding share of Community Capital assuming a consideration mix of 70% Park Sterling common stock and 30% cash, which Park Sterling management subsequently communicated to Community Capital.

Following the receipt of Park Sterling’s refined proposal, on March 17, 2011, Community Capital held a special meeting of its board of directors at which representatives of Howe Barnes were present. At this meeting, William G. Stevens, Community Capital’s President and Chief Executive Officer, and R. Wesley Brewer, Community Capital’s Chief Financial Officer, provided the board of directors with details regarding the revised proposal from Park Sterling. Representatives of Nelson Mullins Riley & Scarborough LLP (Nelson Mullins), counsel to Community Capital, also advised the Community Capital board of directors regarding the legal standards and fiduciary duties applicable to dealing with acquisition offers, factors to consider when evaluating offers, actions that can be taken when responding to offers and legal considerations related to maintaining the confidentiality of any potential transaction being considered by the board of directors. At this meeting, Howe Barnes also presented the board with a financial analysis of Park Sterling’s revised proposal and contrasted it with recent comparable merger transactions. After further discussions, the Community Capital board of directors determined that Park Sterling’s revised proposal was acceptable and authorized Messrs. Stevens and Brewer and Community Capital’s legal and financial advisors to pursue further negotiations with Park Sterling and its legal counsel, on an exclusive basis, in an effort to reach a definitive merger agreement embodying the terms of Park Sterling’s revised offer. The board also expressed a strong interest in receiving consideration of 60% Park Sterling common stock and 40% cash, which was subsequently agreed to by Park Sterling.

At about the same time, Park Sterling’s legal counsel, McGuireWoods LLP (McGuireWoods), began drafting a definitive merger agreement and, on March 21, 2011, delivered a first draft of the definitive merger agreement to Nelson Mullins. Consistent with Park Sterling’s revised proposal, the merger agreement provided that each outstanding share of Community Capital’s common stock, except for shares owned by Community Capital, Park Sterling or any of their respective wholly owned subsidiaries (other than shares held in trust or managed accounts) would be converted into the right to receive a fraction of a share of Park Sterling’s common stock equal to an unspecified exchange ratio, or $3.30 in cash, as elected by Community Capital’s shareholders, subject to the limitation that the consideration to be paid by Park Sterling was to consist of 60% Park Sterling common stock and 40% cash. Between March 21 and 22, 2011, Community Capital, Nelson Mullins and Howe Barnes conducted a thorough review of the first draft of the merger agreement. At this time, Community Capital, Park Sterling, and their respective legal counsels also began preparing the disclosure schedules and other documents related to the merger agreement. On March 23, 2011, Community Capital’s senior management, a member of Community Capital’s board of directors, Howe Barnes and Nelson Mullins commenced a two-day on-site due diligence of Park Sterling. Between March 21, 2011 and March 30, 2011, the parties negotiated the terms of the merger agreement, including fixing the exchange ratio at 0.6667.

On March 30, 2011, the Park Sterling board of directors held a special meeting to consider the merger.  It discussed with Park Sterling management and its financial advisor the merger agreement, including a summary of the merger agreement that had been prepared by legal counsel and the consideration to be paid by Park Sterling to Community Capital’s shareholders.  Following a lengthy discussion, the Park Sterling board of directors voted to approve the merger agreement in substantially the form presented as well as management’s finalization and execution of the merger agreement and all related documents.

On March 30, 2011, Community Capital’s board of directors held a special meeting, at which Nelson Mullins and Howe Barnes participated. Representatives of Nelson Mullins led a discussion regarding the provisions of the merger agreement draft and responded to numerous questions from directors. In addition, representatives of Howe Barnes provided a detailed analysis of the financial aspects of the proposed merger and orally delivered its opinion (subsequently confirmed in writing) that the merger consideration was fair, from a financial point of view, to Community Capital’s shareholders. After final discussion of the proposed transaction and the merger agreement terms, Community Capital’s board of directors approved the merger agreement and authorized the execution of the merger agreement and all related documents.

Community Capital and Park Sterling executed the definitive merger agreement after the close of business on Wednesday, March 30, 2011. Community Capital and Park Sterling issued a joint press release publicly announcing the transaction prior to the opening of the financial markets on March 31, 2011.

Community Capital’s Reasons for the Merger and Recommendation of the Community Capital Board of Directors

In reaching its decision to adopt and approve the merger agreement and recommend its approval to Community Capital shareholders, the Community Capital board of directors consulted with senior management and its outside financial and legal advisors and evaluated the increasing difficulty Community Capital faces in maintaining and improving performance and value for its shareholders over the long term in the current and prospective economic environment affecting the banking industry as a whole.  The board of directors believes that economic recovery and improvements in banks’ profits and market values will be a slow process, which would be particularly challenging for Community Capital given its asset deterioration over the past two years and the Written Agreement with the Federal Reserve Bank of Richmond and the S.C. Board.  After considering Community Capital’s future prospects and strategic options, the board of directors concluded that partnering with a financial institution with a strong management team and excess capital would better maximize the long-term value of shareholders’ investment than if Community Capital remained independent or pursued a transaction that was contingent on a newly formed company raising a substantial amount of capital and  obtaining regulatory approval, and it believes that the proposed merger with Park Sterling is in the best interests of Community Capital’s shareholders.

In its deliberations described above and in making its determination, Community Capital’s board of directors considered many factors including, without limitation, the following:

●
the current and prospective business and economic environments in which Community Capital operates, including challenging regional and local economic conditions, the competitive environment for South Carolina financial institutions characterized by intensifying competition from out-of-state financial institutions, the continuing consolidation of the financial services industry, the increased regulatory burdens on financial institutions, the effects of the expected continued operation of CapitalBank under the extensive regulatory restrictions imposed by its Written Agreement with the Federal Reserve Bank of Richmond and the S.C. Board, and the uncertainties in the regulatory climate going forward;

●	Park Sterling’s access to capital resources relative to that of Community Capital;

●	the business, earnings, operations, financial condition, management, prospects, capital levels and asset quality of both Park Sterling and Community Capital;

●
the fact that Community Capital would likely need to raise a material amount of additional capital in the near future if it remained independent, and that any equity raised would likely be very dilutive to Community Capital’s shareholders;

●
the limited capital-raising alternatives available to Community Capital, especially given that its common stock is trading below book value, and the risk that Community Capital would not be able to raise a sufficient amount of capital when needed;

●
the board of directors’ desire to provide Community Capital shareholders with the prospects for greater future appreciation on their investments in Community Capital common stock than the amount the board of directors believes Community Capital could achieve independently;

●
the fact that Community Capital shareholders will be able to elect whether to receive cash at $3.30 per share, which, subject to the allocation limitations in the merger agreement, represented a premium of 25% over Community Capital’s market price of $2.65 per share on March 29, 2011, the date immediately prior to the execution of the merger agreement;

●	the overall greater scale that will be achieved by the merger that will better position the combined company for future growth;

●
the financial analysis prepared by Howe Barnes, Community Capital’s financial advisor, and the opinion dated March 30, 2011, delivered to the Community Capital board of directors by Howe Barnes, to the effect that the merger consideration is fair, from a financial point of view, to Community Capital’s shareholders;

●
the interest of Community Capital’s directors and executive officers in the merger, in addition to their interests generally as shareholders, as described under “—Community Capital’s Directors and Officers Have Financial Interests in the Merger” below;

●	the likelihood that the regulatory approvals necessary to complete the transaction would be obtained;

●
the effect of the merger on Community Capital’s and CapitalBank’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Park Sterling to CapitalBank’s employees;

●	the complementary geographic locations of Community Capital and Park Sterling branch networks in the Carolinas; and

●	the effect of the merger on CapitalBank’s customers and the communities in which they conduct business.

Community Capital’s board of directors also considered the following potential risks and negative factors relating to the merger:

●
the exchange ratio is fixed so if the market price of Park Sterling common stock decreases prior to the completion of the merger, the value of the consideration to be received by Community Capital’s shareholders electing, or otherwise receiving, stock consideration will decrease as well;

●
the fact that, on a pro forma basis, the implied per share net asset value of the stock consideration received by Community Capital shareholders would be less than the current net asset value of Community Capital common stock;

●	the merger agreement limits Community Capital’s ability to pursue other merger opportunities;

●
the merger agreement obligates Community Capital to pay a substantial termination fee if it later chooses to pursue a more attractive uninvited merger proposal or if the agreement is terminated under certain circumstances;

●	Community Capital will lose the autonomy associated with being an independent financial institution;

●	the merger could result in employee attrition and have a negative effect on business and customer relationships;

●
while the merger is pending, Community Capital’s officers and employees will have to focus extensively on actions required to complete the merger, which will divert their attention from Community Capital’s business, and Community Capital will incur substantial transaction costs even if the merger is not consummated;

●
while the merger is pending, Community Capital will be subject to certain restrictions on the conduct of its business which may delay or prevent it from pursuing business opportunities that may arise or preclude it from taking actions that would be advisable if it was to remain independent; and

●
because Community Capital currently does not anticipate asking Howe Barnes to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed.

In evaluating a potential merger with Park Sterling, the Community Capital board of directors carefully considered Park Sterling’s financial performance in 2010. Community Capital’s management team, along with Howe Barnes and Nelson Mullins, conducted due diligence on Park Sterling to assess, among other things, Park Sterling’s operating and financial condition, including its balance sheet composition, as well as the reasons for both Park Sterling’s 2010 net loss and increases in nonperforming loans. The Community Capital board of directors was particularly impressed by Park Sterling's new management team, the successful completion of Park Sterling’s Public Offering, which raised gross proceeds of $150.2 million in August 2010, and the active management of Park Sterling’s loan portfolio by its new management team. The Community Capital board of directors was also impressed with Park Sterling’s long-term strategic plan and concluded that it provides Community Capital with its best option for maximizing long-term value for Community Capital’s shareholders.  The Community Capital board of directors also negotiated an increase in the cash portion of the merger consideration, which allows for more shares of Community Capital common stock to receive the $3.30 per share cash value, given the fact that there was no pricing collar in place.

The Community Capital board of directors concluded that the anticipated benefits of combining with Park Sterling were likely to substantially outweigh these potential risks and negative factors outlined above.

Before approving the proposed transaction with Park Sterling, the board of directors discussed at length, with input from Howe Barnes, Community Capital’s strategic options, including remaining independent or pursuing other alternatives, in relation to the long-term best interests of shareholders.  The board of directors discussed Community Capital’s prospects for resolving its current high level of nonperforming loans, successfully dealing with issues addressed in its and CapitalBank’s Written Agreement with the Federal Reserve Bank of Richmond and the S.C. Board, raising capital as an independent entity and restoring a satisfactory level of profitability if it were to remain independent.  The board of directors concluded that combining with Park Sterling on the terms offered by Park Sterling was in the Community Capital shareholders’ best interest.

The foregoing discussion of the factors considered by Community Capital’s board of directors is not intended to be exhaustive, but is believed to include all the material factors considered by Community Capital’s board of directors.  In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Community Capital board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and the merger and recommend that the shareholders vote “FOR” approval of the merger agreement and the merger.  In addition, individual members of the Community Capital board of directors may have given differing weights to different factors.  The board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Community Capital’s management and outside financial and legal advisors.  The Community Capital board of directors considered all of the foregoing factors as a whole and unanimously supported a favorable determination to approve the merger and recommend that Community Capital shareholders approve the merger agreement and the merger.

The Community Capital board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Community Capital and its shareholders. Accordingly, the Community Capital board of directors unanimously approved the merger and the merger agreement and unanimously recommends that Community Capital shareholders vote “FOR” approval of the merger agreement and the merger.

Opinion of Financial Advisor to Community Capital

Community Capital retained Howe Barnes to serve as its financial advisor and provide a fairness opinion in connection with the merger. Howe Barnes is a leading middle-market full-service investment banking firm focusing on depository institutions. As part of its investment banking business, Howe Barnes is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. Community Capital selected Howe Barnes as its financial advisor because of Howe Barnes’s qualifications, expertise and reputation in providing investment banking services to depository institutions, especially in the mergers and acquisitions context.

On March 30, 2011, the board of directors of Community Capital met to evaluate the proposed merger and the terms of the merger agreement. At this meeting, Howe Barnes presented its analysis and rendered to the board of directors its oral opinion, which was subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to various assumptions, matters considered and limitations on Howe Barnes’s review described in the opinion, the merger consideration to be received by the holders of the outstanding common stock of Community Capital was fair, from a financial point of view, to the existing shareholders of Community Capital. Howe Barnes’s opinion was based on their experience as investment bankers, their activities as described below and all other factors Howe Barnes deemed relevant. No limitations were imposed on, or instructions provided to, Howe Barnes by Community Capital with respect to the investigations made or the procedures followed in rendering its opinion. The opinion was approved by Howe Barnes’s Fairness Opinion Committee.

The full text of Howe Barnes’s written opinion to Community Capital’s board of directors, dated March 30, 2011, which sets forth the assumptions made, matters considered and extent of review by Howe Barnes, is attached as Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference. You should read the fairness opinion carefully and in its entirety. The following summary of Howe Barnes’s opinion is qualified in its entirety by reference to the full text of the opinion. Howe Barnes’s opinion is directed to Community Capital’s board of directors and does not constitute a recommendation to any shareholder of Community Capital as to how a shareholder should vote with regard to the merger at the special meeting described in this Proxy Statement/Prospectus. The opinion addresses only the fairness to existing Community Capital shareholders, from a financial point of view, of the merger consideration to be received by the holders of the outstanding common stock of Community Capital in connection with the merger. The opinion does not address the relative merits of the merger or any alternatives to the merger, the underlying decision of Community Capital’s board of directors to approve or proceed with or effect the merger, or any other aspect of the merger. No opinion was expressed by Howe Barnes as to whether any alternative transaction might be more favorable to the holders of the outstanding common stock of Community Capital than the merger.

Howe Barnes has consented to the inclusion of its opinion and to the inclusion of the summary of its opinion in this Proxy Statement/Prospectus. In giving such consent, Howe Barnes does not concede that it comes within the category of persons whose consent is required under the Securities Act or the rules and regulations of the SEC thereunder, nor does it concede that it is an expert within the meaning of the term “expert” as used in the Securities Act or the rules and regulations of the SEC thereunder with respect to any part of the registration statement on Form S-4 of which this Proxy Statement/Prospectus forms a part.

In connection with rendering its opinion, in addition to other things it considered and deemed relevant, Howe Barnes:

●	Reviewed the terms of the draft merger agreement dated March 29, 2011;

●
Participated in discussions with representatives of each of Park Sterling and Community Capital concerning Park Sterling’s and Community Capital’s respective financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to future financial performance;

●
Reviewed a draft of Park Sterling’s proxy statement for the 2011 annual meeting of shareholders of Park Sterling to be held on May 25, 2011 and its draft annual report on Form 10-K for the year ended December 31, 2010;

●	Reviewed Park Sterling Bank’s annual reports for the two years ended December 31, 2009 and 2008;

●
Reviewed Community Capital’s recent filings with the SEC, including its proxy statement filed April 21, 2010, annual reports on Form 10-K for the three years ended December 31, 2010, 2009 and 2008 and quarterly reports on Form 10-Q for the quarters ended September 30, 2010, June 30, 2010 and March 31, 2010;

●
Reviewed current reports to shareholders of Park Sterling Bank as filed on Form 8-K with the FDIC from August 12, 2010 (the first such filing by Park Sterling Bank) to December 31, 2010 (the day prior to the share exchange with Park Sterling);

●	Reviewed current reports to shareholders of Park Sterling as filed on Form 8-K with the SEC from January 1, 2011 to the date of the opinion;

●	Reviewed current reports to shareholders of Community Capital as filed on Form 8-K with the SEC from January 1, 2009 to the date of the opinion;

●	Reviewed Park Sterling Bank’s and CapitalBank’s Consolidated Reports of Condition and Income for Bank with Domestic Offices Only filed on Form FFIEC 041 for the year ended December 31, 2010;

●
Reviewed certain financial forecasts and projections of Park Sterling and Community Capital prepared by their respective management teams, as well as information regarding the amount and timing of the cost savings and related expenses expected to result from the merger furnished to Howe Barnes by Park Sterling;

●	Reviewed reported market prices and historical trading activity of Park Sterling’s and Community Capital’s common stock;

●
Reviewed certain aspects of the financial performance of Park Sterling and Community Capital and compared such financial performance of Park Sterling and Community Capital, together with stock market data relating to Park Sterling common stock and Community Capital common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities;

●	Compared the proposed financial terms of the merger with the financial terms of certain other transactions that Howe Barnes deemed to be relevant;

●	Reviewed the Written Agreement by and among Community Capital, CapitalBank, the Federal Reserve Bank of Richmond and the S.C. Board dated July 28, 2010;

●	Reviewed written correspondence among Park Sterling, Park Sterling Bank and their respective regulators and written correspondence among Community Capital, CapitalBank and their respective regulators;

●	Reviewed third-party loan review reports on Park Sterling Bank prepared since January 1, 2010 (Third Party Reviews);

●	Reviewed the pro forma impact of the merger on the assets, equity, net income, earnings per share and book value per share of Park Sterling; and

●	Reviewed such other information and performed such other studies and analyses as Howe Barnes considered relevant.

In connection with its review and arriving at its opinion, with the consent of Community Capital’s board of directors, Howe Barnes assumed and relied upon the accuracy and completeness of the financial information and other pertinent information provided by Community Capital to Howe Barnes, and Howe Barnes relied on publicly available information of Park Sterling, as well as financial information provided by Park Sterling and its representatives, for purposes of rendering its opinion. Howe Barnes did not assume any obligation to independently verify any of the information discussed above, including, without limitation, information from published sources, as being complete and accurate. With regard to the financial information, including financial projections it received from Community Capital, Howe Barnes assumed that this information reflected the best available estimates and good faith judgments of management as to Community Capital’s future performance and that the projections provided a reasonable basis upon which Howe Barnes could assess the financial condition of Community Capital. However, given the unpredictability of the current economic environment and market conditions for community banks, as well as the financial condition of Community Capital, Howe Barnes did not use any analyses, such as a discount cash flow analysis, in formulating its opinion that were based on Community Capital’s financial projections.

Howe Barnes does not purport to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect to loan portfolios and, accordingly, assumes that Community Capital’s and Park Sterling’s allowances were adequate to cover any losses at December 31, 2010 and complied fully with applicable law, regulatory policy and sound banking practice; however, Howe Barnes noted that, based on discussions with management of Community Capital, Community Capital likely will maintain elevated provision expenses during 2011 and into 2012. Howe Barnes was not retained to and did not conduct a physical inspection of any of the properties or facilities of Park Sterling or Community Capital, did not make an independent evaluation, appraisal or physical inspection of the assets, liabilities or prospects of Community Capital or Park Sterling and was not furnished with any such evaluation or appraisals other than the Third Party Reviews and did not review any individual credit files.

In formulating its opinion, Howe Barnes assumed that the merger would be consummated on terms described in the draft of the merger agreement dated March 29, 2011. Furthermore, Howe Barnes assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the draft merger agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the draft merger agreement and that all conditions to the merger will be satisfied without being waived. Howe Barnes also assumed that all material governmental, regulatory or other consents will be obtained and that, in the course of obtaining any necessary governmental regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which Community Capital is a party, as contemplated by the draft merger agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on Community Capital.

In connection with rendering its opinion to Community Capital’s board of directors, Howe Barnes performed a variety of financial and comparative analyses, which are summarized below. Such summaries do not purport to be a complete description of the analyses performed by Howe Barnes. The ranges of values resulting from any particular analysis described below should not be taken to be Howe Barnes’s view of Community Capital’s actual value. Moreover, Howe Barnes believes that the analyses must be considered as a whole and that selecting any portions of the analyses and the factors considered, including information presented in tabular form, without considering all of the analyses and factors, could create an incomplete understanding of the process underlying the analyses and, more importantly, a misleading or incomplete view of its opinion as to the fairness, from a financial point of view, of the merger consideration that is based on those analyses.

Transaction Overview

In providing an overview of the merger, Howe Barnes noted that each of the issued and outstanding shares of Community Capital common stock not owned by Community Capital, Park Sterling or any of their respective wholly owned bank subsidiaries at the effective time of the merger will be converted, at the election of the holder thereof, into 0.6667 of one share of Park Sterling common stock or $3.30 in cash, subject to certain limitations. The implied value of the merger consideration was $3.21 based on the closing price of Park Sterling common stock on March 29, 2011. The terms of the merger are more fully set forth in the merger agreement.

Market Validation

Howe Barnes led an extensive process to contact financial institutions (potential acquirors) that Howe Barnes and Community Capital determined may be interested in acquiring Community Capital and that had a high certainty of closing such a transaction with Community Capital. Over a period of approximately six months, Howe Barnes contacted 42 potential acquirers, distributed 13 confidential informational memoranda on the business and financial condition of Community Capital and its subsidiary, CapitalBank, provided updated financial information, and held discussions with multiple potential acquirors. Four of the potential acquirers, including Park Sterling, conducted thorough onsite due diligence on Community Capital, third-party loan reviews, off-site due diligence, management meetings and/or customized financial analyses and discussions with Howe Barnes.

During the due diligence process, Community Capital received a nonbinding written indication of interest from Park Sterling and from another potential acquiror. Park Sterling initially provided a preliminary nonbinding indication of interest to acquire Community Capital for stock and cash at a range of $3.25 to $3.75 per share subject to the results of its due diligence, which would focus on Community Capital’s loan portfolio and potential losses.  Upon completion of due diligence, Park Sterling submitted a final offer to acquire no less than 60% of Community Capital’s shares of common stock in exchange for shares of Park Sterling common stock at an exchange ratio of 0.6667 and no more than 40% of Community Capital’s shares of common stock for $3.30 in cash per share.

Following numerous discussions, Howe Barnes concurred with Community Capital’s board of directors that the Park Sterling offer overall was the best transaction alternative.

Comparable Precedent Transaction Analysis

Howe Barnes analyzed publicly available information relating to selected recent transactions involving strategic buyers, which are depository institutions that have acquired other depository institutions, and financial buyers, which are private-equity-backed institutions that have acquired depository institutions (frequently through recapitalizations), to determine relevant valuation multiples (pricing ratios) for transactions deemed to have similar financial and other characteristics as the merger. Howe Barnes made no distinction between transactions involving strategic buyers versus those involving financial buyers in determining fairness. The following were the key criteria considered in selecting comparable precedent transactions:

●	bank and thrift merger and recapitalization transactions announced since January 1, 2010;

●	acquisition targets with assets between $500 million and $2.5 billion;

●	acquisition targets with nonperforming assets as a percentage of total assets greater than 4.00%; and

●	transactions with relevant pricing ratios available or sufficient information available to calculate such pricing ratios.

The following table represents the selected comparable precedent transactions:

Target	Buyer
Omni Bancshares, Inc.	IBERIABANK Corp.
MidCarolina Financial Corp.	American National Bankshares, Inc.
Monroe Bancorp	Old National Bancorp
Smithtown Bancorp, Inc.	People’s United Financial, Inc.
Cascade Financial Corp.	Opus Bank
Crescent Financial Corp.	Piedmont Community Bank Holdings, Inc.
First Federal Bancshares of Arkansas, Inc.	Bear State Financial Holdings, LLC
Capital Bank Corp.	North American Financial Holdings, Inc.
Cadence Financial Corp.	Community Bancorp, LLC
TIB Financial Corp.	North American Financial Holdings, Inc.
Palmetto Bancshares, Inc.	Investor group

The following table summarizes the median pricing ratios for the selected comparable precedent transactions:

	Median Pricing Ratios
	Price / TBV (%)	Market Premium (%)	Price / Assets (%)	Price / Deposits (%)
Strategic Buyers	113	100	6.2	7.1
Financial Buyers	27	(2)	NM	NM
All Buyers	40	20	NM	NM
The Merger	70	21	4.9	6.5
Source: SNL Financial LC
Howe Barnes examined a range of various pricing ratios and median pricing ratios for the selected comparable precedent transactions for comparison to the pricing ratios for the merger, which were derived from the merger consideration. Howe Barnes placed more emphasis on the comparison of the price-to-tangible-book-value ratio for the merger to the median price-to-tangible-book-value ratio for the selected comparable precedent transactions.

Net Asset Value Analysis

In determining a range of possible net asset values for Community Capital, Howe Barnes first calculated a range of adjusted tangible book values for Community Capital at December 31, 2010 by subtracting a range of potential embedded losses in Community Capital’s loan portfolio and Other Real Estate Owned (OREO), as well as estimated after-tax fair value adjustments and transaction costs. Howe Barnes used a range of potential embedded losses from $40.0 million to $60.0 million on a pre-tax basis, which was deemed by Howe Barnes to be reasonable based on its review of Community Capital’s loan portfolio and the results of intensive loan reviews performed by potential acquirers during their due diligence of Community Capital. In addition, Howe Barnes considered market intelligence related to asset quality it obtained in performing investment banking services exclusively for the banking industry. The potential embedded losses were reduced by Community Capital’s allowance for loan losses at December 31, 2010. Howe Barnes then calculated premiums ranging from 1.0% to 5.0% on Community Capital’s core deposits (all deposits except Jumbo CDs and brokered deposits) and from 1.0x to 2.0x on the revenue generated by Community Capital’s wealth management division and added such premiums to the range of adjusted tangible book values. The purpose for adding the premiums was to ascribe value to characteristics of Community Capital based on market indications of value. Howe Barnes used three different scenarios for premiums — low, medium and high.

Howe Barnes determined the range of net asset values to be $2.05 per share to $5.30 per share and compared such values to the merger consideration, which was valued at $3.21 per share. The results of the net asset value analysis are summarized in the following chart:

	Scenarios for Premiums on Core Deposits (1) / Wealth Management (2)
Embedded Losses ($ Mil.)	Low 1.0% / 1.0x	Medium 3.0% / 1.5x	High 5.0% / 2.0x
40.0	$3.35	$4.33	$5.30
50.0	$2.70	$3.68	$4.66
60.0	$2.05	$3.03	$4.01
(1) The range of core deposit premiums was multiplied by Community Capital’s $429.1 million in non-Jumbo CD / brokered deposits at December 31, 2010.
(2) The range of revenue multiples was multiplied by $2.5 million in wealth management revenues, which Howe Barnes calculated by annualizing Community Capital’s fourth quarter 2010 results.

Conclusion

Based on the above analyses, Howe Barnes concluded that, as of the date of the opinion, the merger consideration was fair, from a financial point of view, to the holders of Community Capital common stock. In performing its various analyses, Howe Barnes made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Community Capital’s and Park Sterling’s control. The analyses performed by Howe Barnes are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by those analyses. Accordingly, those analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and Howe Barnes does not assume any responsibility if future results are materially different from those projected.

The preparation of a fairness opinion is a complex process involving subjective judgment and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Howe Barnes also included assumptions with respect to general economic, market and other financial conditions. Furthermore, Howe Barnes drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Howe Barnes’s analyses are not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from those estimates. An estimate of Community Capital’s valuation does not purport to be appraisals or to necessarily reflect the prices at which Community Capital or its respective securities actually may be sold.

Howe Barnes’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of the outstanding common stock of Community Capital in connection with the merger. Howe Barnes does not express any opinion with respect to any other class of Community Capital stock, warrant or option issued and outstanding. In rendering the opinion, Howe Barnes expressed no opinions with respect to the amount or nature of any compensation to any officers, directors or employees of Community Capital, or any class of such persons, relative to the consideration to be received by the holders of the common stock of Community Capital in the merger or with respect to the fairness of any such compensation.

Howe Barnes’s opinion was based on market, economic, financial and other circumstances existing and disclosed to it on March 30, 2011, and any material change in such circumstances and conditions could affect Howe Barnes’s opinion, but Howe Barnes does not have any obligation to update, revise or reaffirm that opinion.

Community Capital has agreed to pay Howe Barnes a fee equal to 1.25% of the total consideration received by Community Capital and its shareholders for Howe Barnes’s financial advisory services rendered in connection with the merger. Based on the closing price of Park Sterling's common stock on September 12, 2011 of $3.74, Howe Barnes would be entitled to receive a fee of approximately $354,149. Based on the closing price of Park Sterling’s common stock assumed in the Unaudited Pro Forma Condensed Combined Financial Information on pages 183 to 191 of $4.95 per share, Howe Barnes would be entitled to receive a fee of approximately $415,007. The exact amount of the fee will be dependent on the value of Park Sterling's common stock on the date of the merger. Howe Barnes has already received $135,000 of this fee, which was payable by Community Capital upon execution of the merger agreement, and the remainder of Howe Barnes’s fee less a nonrefundable retainer of $15,000 is payable upon successful completion of the merger. Community Capital’s board of directors was aware of this fee structure and took it into account in considering Howe Barnes’s fairness opinion and in approving the merger. In addition, Community Capital has agreed to reimburse Howe Barnes for its reasonable expenses, not to exceed $10,000 in the aggregate, incurred in connection with its engagement and to indemnify Howe Barnes against certain liabilities arising out of the merger. During the two years preceding the date of the opinion, Howe Barnes has not had a material relationship with Community Capital or Park Sterling where compensation was received or that it contemplates will be received after closing of the merger.

Howe Barnes is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Howe Barnes may trade in the securities of Community Capital and Park Sterling for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

As described above, Howe Barnes’s opinion and presentation to Community Capital’s board of directors were among the many factors taken into consideration by Community Capital’s board of directors in making its determination to approve the merger agreement, and to recommend that Community Capital’s shareholders approve the merger agreement.

Park Sterling’s Reasons for the Merger

Park Sterling’s board of directors believes that the merger of Community Capital into Park Sterling will further the strategic plan of Park Sterling to build an $8 to $10 billion financial services company delivering community-banking services in the Carolinas and Virginia. The Park Sterling board of directors believes that the completion of the merger presents a unique opportunity for Park Sterling to broaden its geographic market area by expanding its franchise and banking operations into the upstate and central areas of South Carolina, which Park Sterling believes are attractive market areas. The acquisition of Community Capital also is expected to benefit Park Sterling by providing a strong source of core deposits to support its organic growth initiatives as well as an expansion of product capabilities.

The terms of the merger, including the merger consideration, are the result of arm’s-length negotiations between representatives of Park Sterling and Community Capital. In reaching its decision to approve the merger, the Park Sterling board of directors consulted with its legal advisors regarding the terms of the transaction, with its financial advisor regarding the financial aspects of the proposed transaction and the merger consideration, and with management of Park Sterling. In approving the entry into the merger agreement, the Park Sterling board of directors considered the following material factors:

●
Community Capital’s strategic presence around the attractive Greenville-Spartanburg Metropolitan Statistical Area (MSA) and close proximity to the Columbia MSA positions Park Sterling to pursue organic growth opportunities not only along the I-85 corridor throughout Greenville-Spartanburg, but also along the I-26 corridor through Columbia into Charleston, where Park Sterling had recently requested regulatory approval to open a branch (which was subsequently opened in June 2011).

●
The completion of the merger would expand Park Sterling’s product capabilities and diversify its revenue mix by virtue of acquiring Community Capital’s strong wealth-management business, consumer banking franchise and residential mortgage origination and retail brokerage lines of business, which Park Sterling expects to provide a strong source of future noninterest income.

●
The reports of Park Sterling management and the financial presentation of Park Sterling’s financial advisor concerning the operations and financial condition of Community Capital and the pro forma financial impact of the merger.

●	Community Capital is a very well managed, quality organization with a strong earnings capability and a customer-focused business model.

●	The completion of the merger would add Community Capital’s experienced management team to the Park Sterling management team.

●	Community Capital’s and Park Sterling’s management teams share a common business vision and commitment to their respective clients, shareholders, employees and other constituencies.

●	The two companies have complementary service-focused business models.

●	Park Sterling’s management believes that the merger will be accretive to Park Sterling’s earnings under generally accepted accounting practices.

●	The merger is likely to provide an increase in shareholder value, including the benefits of a stronger strategic position.

The Park Sterling board of directors also considered potential risks associated with the merger in connection with its deliberations of the proposed transaction, including the challenges of integrating Community Capital’s business, operations and workforce with those of Park Sterling, the potential negative impact on Park Sterling’s stock price and the need to obtain Community Capital shareholder and regulatory approvals in order to complete the transaction. The Park Sterling board of directors also considered the existence and potential future impact of the Written Agreement, as well as the losses sustained by Community Capital during the preceding two fiscal years.

Park Sterling’s board of directors considered all of these factors as a whole and, on balance, Park Sterling’s board of directors believes that the opportunities created by the merger to increase the value of the Park Sterling franchise by providing a significant footprint in the upstate area of South Carolina, an attractive source of core deposits and expanded product mix with wealth management, residential mortgage, retail banking and cash management capabilities, more than offset any integration or other risks inherent in the merger.

The foregoing discussion of the information and factors considered by the Park Sterling board of directors is not exhaustive, but includes the material factors considered by the Park Sterling board of directors. In view of the wide variety of factors considered by the Park Sterling board of directors in connection with its evaluation of the merger and the complexity of these matters, the Park Sterling board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of the Park Sterling board of directors may have given different weights to different factors.

On the basis of these considerations, Park Sterling’s entry into the merger agreement was unanimously approved by Park Sterling’s board of directors on March 30, 2011.

Board of Directors and Management of Park Sterling Following Completion of the Merger

Effective upon completion of the merger, Park Sterling currently expects to take certain actions to appoint to the Park Sterling and Park Sterling Bank boards of directors Patricia C. Hartung, an individual currently serving as chairman of Community Capital’s board of directors.  For information about the current Park Sterling directors and executive officers as well as Ms. Hartung, see “Management Following the Merger” and for more information on the employment arrangements between Park Sterling and certain Community Capital officers that will become effective upon the completion of the merger, see “—Community Capital’s Directors and Officers Have Financial Interests in the Merger—Stevens Employment Agreement” and “—Brewer Employment Agreement” immediately below.

Community Capital’s Directors and Officers Have Financial Interests in the Merger

Interests of Directors and Executive Officers of Community Capital

In considering the recommendation of the Community Capital board of directors that you vote to approve the merger on substantially the terms set forth in the merger agreement, you should be aware that some of Community Capital’s directors and executive officers have interests in the merger and have arrangements that are different from, or are in addition to, those of Community Capital’s shareholders generally. The Community Capital board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement and the merger.

Stevens Employment Agreement.  Park Sterling required, as a condition to entering into the merger agreement, Mr. Stevens to enter into an employment agreement with Park Sterling that replaces his employment agreement with Community Capital.  Under the Park Sterling employment agreement, which will be effective upon completion of the merger, Mr. Stevens will serve as South Carolina State Chief Executive Officer, be paid an initial annual base salary of $295,915, be entitled to receive annual bonuses and equity incentive awards as determined by the Compensation and Development Committee of the Park Sterling board of directors, be entitled to receive other benefits provided to similarly situated employees and receive reimbursement of business expenses. The employment agreement has an initial term of two years from completion of the merger, and is automatically renewed for additional one-year terms thereafter unless either party gives the other 180 days of written notice of nonrenewal.

The employment agreement provides that Mr. Stevens will be paid a lump-sum retention bonus of $1,004,984 within 60 days following completion of the merger. The retention bonus is equal to the retention bonus that would have been paid under the terms of Mr. Stevens’s Community Capital employment agreement if that employment agreement had remained in effect following the merger. If Mr. Stevens’s employment is terminated following the merger for any reason other than by Park Sterling without “cause”, his resignation for “good reason,” his death or disability or by mutual agreement of the parties within 6 months following the merger, he must repay 100% of the retention bonus. If he has such a termination within one year of the merger, he must repay 66 2/3% of the retention bonus and he must repay 33 1/3% of the retention bonus if he has such a termination within 18 months of the merger. Under the terms of the Community Capital employment agreement, Mr. Stevens would have been entitled to a retention bonus 30 days after the merger, contingent upon Mr. Stevens’s continuous employment through that date. In addition to the retention bonus, under the terms of the employment agreement, Mr. Stevens will be entitled to receive agreement termination payments if his employment is terminated by Park Sterling without “cause” or if he terminates employment for “good reason,” which is defined in the employment agreement as either a material reduction of his annual base salary (other than a proportionate reduction applicable to all executive officers) or a material diminution of his authority, responsibilities or duties without his consent. The agreement termination payments are equal to the total salary that he would have received if he remained employed to the end of the term of the employment agreement, based on the salary in effect at the time of the qualifying termination of employment and will be made in a series of substantially equal monthly payments over the 24-month period following his qualifying termination of employment.

Under the terms of the employment agreement, Mr. Stevens must sign a release and nondisparagement agreement to receive the retention bonus and the agreement termination payments.  He is also subject to noncompetition restrictions and restrictions on soliciting clients or employees of Park Sterling for one year following his termination of employment with Park Sterling, as well as restrictions on disclosure of confidential information for two years following termination of employment and a restriction on disclosure of trade secrets for as long as permitted under applicable law.  If Mr. Stevens breaches these restrictions he will forfeit any remaining agreement termination payments and must repay any such payments that he has previously received.  Park Sterling may waive a breach of the agreement.

If the payments Mr. Stevens receives in connection with the merger trigger excise tax under federal tax rules relating to “parachute payments,” Mr. Stevens’s employment agreement provides for either a reduction in payments to avoid triggering that excise tax or payment of a tax “gross-up” amount equal to the amount of the excise tax, and any additional taxes related to that payment.  Park Sterling will pay Mr. Stevens a tax gross-up only if the amount of the parachute payments Mr. Stevens receives in excess of the compensation level at which the excise tax is triggered equals or exceeds 20% of the total amount of the parachute payments payable to Mr. Stevens.  It is currently anticipated that the payments that will be made to Mr. Stevens will not trigger the parachute payment tax rules and thus no tax “gross up” amount will be paid to Mr. Stevens.

Brewer Employment Agreement.  Park Sterling also required, as a condition to entering into the merger agreement, Mr. Brewer to enter into an employment agreement with Park Sterling that replaces his employment agreement with Community Capital. Under the Park Sterling employment agreement, which will be effective upon completion of the merger, Mr. Brewer will serve as an executive in the Park Sterling finance department, be paid an initial annual base salary of $171,000, be entitled to receive annual bonuses and equity incentive awards as determined by the Compensation and Development Committee of the Park Sterling board of directors, be entitled to receive other benefits provided to similarly situated employees and reimbursement of business expenses.  The employment agreement has an initial term of two years from completion of the merger, and is automatically renewed for additional one-year terms thereafter unless either party gives the other 180 days of written notice of nonrenewal.

The employment agreement provides that Mr. Brewer will be paid a lump-sum retention bonus of $581,255 within 60 days following completion of the merger. The retention bonus is equal to the retention bonus that would have been paid under the terms of Mr. Brewer’s Community Capital employment agreement if that employment agreement would have remained in effect following the merger. If Mr. Brewer’s employment is terminated following the merger for any reason other than by Park Sterling without “cause,” his resignation for “good reason,” his death or disability or by mutual agreement of the parties within 6 months following the merger, he must repay 100% of the retention bonus. If he has such a termination within one year of the merger, he must repay 66 2/3% of the retention bonus and he must repay 33 1/3% of the retention bonus if he has such a termination within 18 months of the merger. Under the terms of the Community Capital employment agreement, Mr. Brewer would have been entitled to a retention bonus 30 days after the merger, contingent upon Mr. Brewer’s continuous employment through that date. In addition to the retention bonus, under the terms of the employment agreement, Mr. Brewer will be entitled to receive agreement termination payments if his employment is terminated by Park Sterling without “cause” or if he terminates employment for “good reason,” which is defined in the employment agreement as either a material reduction of his annual base salary (other than a proportionate reduction applicable to all executive officers) or a material diminution of his authority, responsibilities or duties without his consent. The agreement termination payments are equal to the total salary that he would have received if he remained employed to the end of the term of the employment agreement, based on the salary in effect at the time of the qualifying termination of employment and will be made in a series of substantially equal monthly payments over the 24-month period following his qualifying termination of employment.

Mr. Brewer is also entitled to receive reimbursement for certain expenses associated with relocating to Park Sterling’s Charlotte, North Carolina headquarters.  These include relocation expenses he incurs during the 90-day period following the merger, up to $10,000 of temporary living expenses that he incurs during the 90-day period following the merger and major expenses incurred in connection with continuing to maintain his primary residence in South Carolina for a period of up to 6 months following the merger, such as the interest portion of any mortgage payment on his primary residence, utility costs, taxes and insurance.  If Mr. Brewer’s employment is terminated within one year following the merger for any reason other than by Park Sterling without “cause,” resignation for “good reason,” or his death or disability, he must repay 100% of the relocation expenses previously reimbursed by Park Sterling (but not the temporary living or house maintenance expenses).  If he has such a termination within 2 years of the merger, he must repay 66 2/3% of the relocation expenses and he must repay 33 1/3% of the relocation expenses if he has such a termination within 3 years of the merger.

Mr. Brewer must sign a release and nondisparagement agreement to receive the retention bonus and the agreement termination payments.  He is subject to noncompetition restrictions and restrictions on soliciting clients or employees of Park Sterling for one year following his termination of employment with Park Sterling, as well as restrictions on disclosure of confidential information for two years following termination of employment and a restriction on disclosure of trade secrets for as long as permitted under applicable law.  If Mr. Brewer breaches these restrictions he will forfeit any remaining agreement termination payments and must repay any such payments that he has previously received.  Park Sterling may waive a breach of the agreement.

Mr. Brewer’s employment agreement also provides that Park Sterling will make a tax “gross-up” payment to him if the payments he receives in connection with the merger trigger excise tax under federal tax rules relating to “parachute payments.” The gross-up payment will equal the amount of the excise tax, and any additional taxes related to that payment. It is currently anticipated that Park Sterling will make a tax gross-up payment to Mr. Brewer in the amount of $588,067.

Restricted Stock Awards. Pursuant to the merger agreement, all outstanding unvested Community Capital restricted stock awards held by executive officers will become fully vested and freely transferable upon completion of the merger, and will be entitled to be exchanged for the merger consideration at the same time and in the same form as other Community Capital shareholders. Mr. Stevens and Mr. Brewer currently hold 10,000 and 8,000 unvested shares of Community Capital restricted stock, respectively. Assuming Mr. Stevens and Mr. Brewer receive 6,667 and 5,333 shares of Park Sterling common stock, respectively, at the time of the merger, based on a $3.15 per share price for Park Sterling common stock (based on the average closing market price for those shares, as reported on NASDAQ during the five business days following March 31, 2011, the date on which the merger was publicly announced), the estimated value of the unvested shares of Community Capital restricted stock held by Mr. Stevens and Mr. Brewer is $21,001 and $16,799, respectively, as described in further detail in note 1 to the Golden Parachute Compensation table on page 71 of this Proxy Statement/Prospectus. No other types of Community Capital equity compensation awards are outstanding.

Salary Continuation Agreements. Mr. Stevens and Mr. Brewer are parties to salary continuation agreements with CapitalBank.  Mr. Stevens’s salary continuation agreement provides a retirement benefit of 49.45% of his average annual cash compensation over his most recently completed three calendar years of employment, which is payable in equal monthly installments for 18 years starting after he reaches age 65.  For Mr. Brewer, the benefit is 40% of his average annual cash compensation over the most recently completed three calendar years of employment, and is payable in equal monthly installments for 21 years starting after he reaches age 62.  Upon a change of control of CapitalBank, Mr. Stevens and Mr. Brewer are entitled to an enhancement in the benefit that would normally be paid under their salary continuation agreements if they terminate employment following the change in control, even if such termination occurs before they reach their normal retirement age (which is defined under the agreement as the August 1 immediately following their 65th birthday).  Benefit payments do not begin until after they reach age 65 unless they die before benefit payments begin, in which case their entire benefit is paid in a single lump sum to their designated beneficiary.

The Community Capital board of directors has determined that the merger will constitute an acquisition of more than 50% of the outstanding voting stock of CapitalBank. As a result, Mr. Brewer will be entitled to receive enhanced benefits under his salary continuation agreement if he terminates employment following the merger.  The aggregate present value of the benefit enhancements is $236,797, as described in further detail in note 2 to the Golden Parachute Compensation table on page 71 of this Proxy Statement/Prospectus. Mr. Stevens has already earned the maximum level of benefit payable under his salary continuation agreement and therefore will not receive an enhancement in the benefit payable as a result of a change of control of CapitalBank. Restrictions on competition and on soliciting employees or clients that generally apply under the salary continuation agreements will automatically terminate when the merger occurs. However, as discussed above, Mr. Stevens and Mr. Brewer will be subject to noncompetition and nonsolicitation restrictions under their employment agreements with Park Sterling.

Split Dollar Life Insurance Agreements.  Mr. Stevens and Mr. Brewer are parties to split dollar life insurance agreements with CapitalBank.  If Mr. Stevens continues in employment until the earliest of August 31st following his 65th birthday, the date of termination of his employment on account of disability, or the date of a change of control of CapitalBank, then when he dies his designated beneficiary will receive a specified portion of the death proceeds payable under an insurance policy owned by CapitalBank on his life. The rights of Mr. Stevens’s beneficiaries to payment of death proceeds under the policy became vested in 2010.

As long as Mr. Brewer continues to be employed until the earliest of August 31st following his 62nd birthday, the date of his termination of employment on account of disability, or the date of a change of control of CapitalBank, then when he dies his designated beneficiary will receive a specified portion of the death proceeds payable under an insurance policy owned by CapitalBank on his life.  The Community Capital board of directors has determined that the merger will constitute a change of control of CapitalBank.  As a result, upon the merger Mr. Brewer’s designated beneficiary will have a vested right to receive death benefits under the life insurance policy.

Payments Under Director Deferred Fee Agreements. Four directors of Community Capital — Wayne Q. Justesen, B. Marshall Keys, Miles Loadholt and Lex D. Walters — have deferred fee agreements with CapitalBank under which they are permitted to defer all or a portion of the fees they earn for services as directors. The fees are credited with interest while deferred. The deferred fees and interest are generally payable in 120 equal monthly installments following the director’s termination of services as a director. However, in the event of a change of control of CapitalBank, a director’s deferred fees and interest are required to be paid in a single lump sum within 60 days following the change of control. The Community Capital board of directors has determined that the merger will constitute a change of control for purposes of the deferred fee agreements.  As a result, Mr. Justesen, Mr. Keys, Mr. Loadholt and Mr. Walters will receive a lump-sum payment of deferred fees and interest in the amount of $44,826.57, $62,356.77, $94,959.77 and $107,319.06, respectively, upon completion of the merger.

Merger Consideration to be Received by Community Capital Directors and Executive Officers in Exchange for Their Shares of Community Capital Common Stock. The following table sets forth the consideration Community Capital directors and executive officers may receive if the directors and executive officers elect to receive 100% in cash, 100% in common stock of Park Sterling, or a mix of common stock and cash in exchange for their shares of Community Capital common stock in connection with the merger.  The directors and executive officers, as shareholders, may choose either form of consideration or they may choose no preference, in which case the merger consideration to be received by the directors and executive officers will be determined by the exchange agent depending on the amount of cash and shares elected by the Community Capital shareholders who make an express election.

Name of Director/ Executive Officer	Shares of Community Capital Common Stock Beneficially Owned as of August 31, 2011 (1)	Consideration for 100% Cash Election (2)	Consideration for 100% Stock Election (3)		Consideration for 60% Stock Election and 40% Cash Election (4)
Lex D. Walters, Ph. D.	268,481	$885,987.30	$	•	$	•
William G. Stevens	253,103	$835,239.90	$	•	$	•
George B. Park	226,654	$747,958.20	$	•	$	•
H. Edward Munnerlyn	156,415	$516,169.50	$	•	$	•
R. Wesley Brewer	115,054	$379,678.20	$	•	$	•
Miles Loadholt	93,062	$307,104.60	$	•	$	•
Patricia C. Hartung	91,982	$303,540.60	$	•	$	•
Harold Clinkscales, Jr.	72,680	$239,844.00	$	•	$	•
Clinton C. Lemon, Jr.	61,777	$203,864.10	$	•	$	•
Wayne Q. Justesen, Jr.	50,457	$166,508.10	$	•	$	•
Stephen G. Skiba	49,727	$164,099.10	$	•	$	•
B. Marshall Keys	47,112	$155,469.60	$	•	$	•
George D. Rodgers	32,611	$107,616.30	$	•	$	•
All directors and executive officers as a group (13 persons)	1,519,115	$5,013,079.50

(1)
See “Security Ownership of Directors and Officers and Certain Beneficial Owners – Community Capital Corporation – Directors and Executive Officers” on page 182 of this Proxy Statement/Prospectus for additional information on the beneficial ownership of the Community Capital directors and executive officers. For Mr. Stevens and Mr. Brewer, this includes the 10,000 and 8,000 unvested shares of Community Capital restricted stock, respectively, that will become fully vested upon completion of the merger, as described above under “—Restricted Stock Awards.”

(2)	Calculated based on a price per Community Capital share equal to $3.30, the per-share cash consideration in the merger.

(3)
Calculated based on the exchange ratio of 0.6667 and the closing price of $• per share of Park Sterling common stock, as reported on NASDAQ on •, 2011, the latest practicable trading day before the distribution of this Proxy Statement/Prospectus. No fractional shares of Park Sterling common stock will be issued in connection with the merger. As a result, each resulting fractional share has been multiplied by $3.30.

(4)
Calculated by assuming (1) 60% of each share of Community Capital common stock is converted into Park Sterling common stock (with the value of a full Community Capital share for this purpose calculated based on the exchange ratio of 0.6667 and the closing price of $• per share of Park Sterling common stock, as reported on NASDAQ on •, 2011, the latest practicable trading day before the distribution of this Proxy Statement/Prospectus), and (2) the remaining 40% of each such share is converted into cash (based on a price per Community Capital share equal to $3.30).

Park Sterling Board Seat.  Effective upon completion of the merger, Park Sterling currently expects to appoint to the Park Sterling and Park Sterling Bank boards of directors Patricia C. Hartung, an individual currently serving as chairman of Community Capital’s board of directors.

Park Sterling Advisory Board.  Each member of the board of directors of Community Capital, other than Ms. Hartung and Mr. Stevens, will be asked to serve on a local advisory board of Park Sterling for at least a two-year period. It is anticipated that the advisory board will meet quarterly, and members of the board will receive an annual retainer of $25,000 to be paid in quarterly installments.

Community Capital Director and Officer Indemnification.  Park Sterling has agreed to indemnify the directors and officers of Community Capital following the merger against certain liabilities arising from their acts or omissions before the merger. Park Sterling has also agreed to provide directors’ and officers’ liability insurance for the directors and officers of Community Capital for a period of six years following the merger with respect to acts or omissions occurring before the merger, but is not required to pay more than 280% of the amount paid for premiums immediately before the merger.

Golden Parachute Compensation for Community Capital Named Executive Officers

Mr. Stevens and Mr. Brewer, the named executive officers of Community Capital, are entitled under existing agreements to receive certain compensation from Community Capital and CapitalBank that is based on or that otherwise relates to the merger.  This compensation is referred to as “golden parachute” compensation.  The “golden parachute” compensation payable by Community Capital and CapitalBank to Mr. Stevens and Mr. Brewer is subject to an advisory (nonbinding) vote of the Community Capital shareholders, and is described under “Proposal No. 2 – Advisory Vote on Golden Parachute Compensation” on page 71.

Mr. Stevens and Mr. Brewer are also entitled to receive certain “golden parachute” compensation from Park Sterling in connection with the merger.  The “golden parachute” compensation payable by Park Sterling to Mr. Stevens and Mr. Brewer is not subject to a shareholder vote, and is described below.

Golden Parachute Compensation Payable by Park Sterling

Name	Cash ($)(1)	Equity ($)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)(2)	Other ($)	Total ($)
William G. Stevens	1,004,984	-	-	-	-	-	1,004,984
R. Wesley Brewer	581,255	-	-	-	588,067	-	1,169,322

(1)
This is the “single-trigger” retention bonus payment that will be paid in a lump sum within 60 days following completion of the merger if the named executive officer signs and does not revoke a release and nondisparagement agreement with Park Sterling.  The retention bonus is subject to a prorated repayment schedule if the named executive officer terminates employment with Park Sterling for certain reasons within 18 months following completion of the merger.  For more information concerning the retention bonus, see “—Stevens Employment Agreement” and “—Brewer Employment Agreement” above.

(2)
This is the amount of the tax “gross-up” payment that Mr. Brewer will receive under his employment agreement following the merger.   For more information concerning this payment, see “—Brewer Employment Agreement” above.

No Golden Parachute Compensation Payable to Park Sterling Named Executive Officers

None of Park Sterling’s executive officers will receive any type of “golden parachute” compensation that is based on or that otherwise relates to the merger.

Public Trading Markets

Park Sterling common stock is listed on NASDAQ under the symbol “PSTB.” Community Capital common stock is listed on NASDAQ under the symbol “CPBK.” Upon completion of the merger, Community Capital common stock will be removed from NASDAQ and deregistered under the Exchange Act. The shares of Park Sterling common stock issued pursuant to the merger agreement will be listed for trading on NASDAQ.

Regulatory Approvals Required for the Merger

Bank holding companies, such as Park Sterling and Community Capital, and their respective depository institution subsidiaries are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. These institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. For detailed discussions of this ongoing regulatory oversight and the laws and regulations under which it is carried, see “Supervision and Regulation.” Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies.  To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

The merger is subject to approval by the Federal Reserve Board under the Bank Holding Company Act of 1956 (Bank Holding Company Act). In considering the approval of a transaction such as the merger, this Act requires the Federal Reserve Board to review, with respect to the bank holding companies and the banks concerned, the financial condition and future prospects, including capital positions and managerial resources, the effect of the merger on competition in the relevant markets and the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act.  The Federal Reserve Board also is required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade.  If the Federal Reserve Board determines that there are anticompetitive consequences to the merger, it will not approve the transaction unless it finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

Where a transaction, such as the merger, is the acquisition by a bank holding company of a bank located in a state other than the home state of the bank holding company (in this case North Carolina), the Bank Holding Company Act authorizes the Federal Reserve Board to approve the transaction without regard to whether such transaction is prohibited under the laws of the other state, as long as the bank holding company is adequately capitalized and adequately managed and certain other limitations are not exceeded. Park Sterling is considered well capitalized and well managed under the Federal Reserve Board’s Regulation Y, and the transaction does not exceed the other limitations.

Park Sterling also must obtain the prior approval of the merger from the S.C. Board under Title 34 of the South Carolina Code of Laws. Park Sterling has obtained regulatory approval with the Federal Reserve Board and the S.C. Board.

Community Capital Shareholders Do Not Have Dissenters’ Rights of Appraisal in the Merger

Shareholders of a corporation that is proposing to merge or consolidate with another entity are sometimes entitled under relevant state laws to appraisal or dissenters’ rights in connection with the proposed transaction depending on the circumstances.  These rights generally confer on shareholders who oppose a merger or the consideration to be received in a merger the right to receive, in lieu of the consideration being offered in the merger, the fair value for their shares as determined in a judicial appraisal proceeding.

Community Capital shareholders are not entitled to appraisal or dissenters’ rights under South Carolina law in connection with the merger because Community Capital common stock was listed on NASDAQ on the record date for the special meeting.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting within generally accepted accounting principles. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Community Capital as of the effective date of the merger will be recorded at their respective fair values and added to those of Park Sterling. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of Park Sterling issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Community Capital before the merger date.

Restrictions on Sales of Shares by Certain Affiliates

All shares of Park Sterling common stock to be issued in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of Park Sterling as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with Park Sterling and may include significant shareholders of Park Sterling.

Material U.S. Federal Income-Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income-tax consequences of the merger to U.S. holders (as defined below) of Community Capital common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this Proxy Statement/Prospectus.

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income-tax purposes. It is a condition to Park Sterling’s obligation to complete the merger that Park Sterling receive an opinion from McGuireWoods, dated the closing date of the merger, to the effect that the merger will be treated for federal income-tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Community Capital’s obligation to complete the merger that Community Capital receive an opinion from Nelson Mullins, dated the closing date of the merger, to the effect that (1) the merger will be treated for federal income-tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and (2) except to the extent of any cash consideration received in the merger and except with respect to cash received in lieu of fractional share interests in Park Sterling common stock, no gain or loss will be recognized by any of the holders of Community Capital common stock in the merger. In addition, in connection with the filing of the registration statement of which this document is a part, each of McGuireWoods and Nelson Mullins has delivered an opinion to Park Sterling and Community Capital, respectively, to the same effect as the opinions described above. These opinions are and will be based on representation letters provided by Park Sterling and Community Capital and on customary factual assumptions. None of the opinions described above will be binding on the IRS or any court. Park Sterling and Community Capital have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income-tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income-tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of Community Capital common stock that hold their Community Capital common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income-tax consequences that may be relevant to particular holders of Community Capital common stock in light of their individual circumstances or to holders of Community Capital common stock that are subject to special rules, such as

●	financial institutions;

●	investors in pass-through entities;

●	insurance companies;

●	tax-exempt organizations;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	persons that hold Community Capital common stock as part of a straddle, hedge, constructive sale or conversion transaction;

●	regulated investment companies;

●	real estate investment trusts;

●	persons whose “functional currency” is not the U.S. dollar;

●	persons who are not citizens or residents of the United States; and

●	holders who acquired their shares of Community Capital common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income-tax purposes) holds Community Capital common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of Park Sterling or Community Capital. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the material U.S. federal income-tax consequences will be as follows:

●	no gain or loss will be recognized by Park Sterling or Community Capital as a result of the merger;

●
except as discussed below with respect to cash received instead of a fractional share of Park Sterling common stock, under “—Receipt of Cash Consideration Only and Cash Received In Lieu of a Fractional Share of Park Sterling Common Stock,” no gain or loss will be recognized by U.S. holders who exchange all of their Community Capital common stock solely for Park Sterling common stock pursuant to the merger;

●
gain (but not loss) will be recognized by U.S. holders of Community Capital common stock who receive shares of Park Sterling common stock and cash in exchange for shares of Community Capital common stock pursuant to the merger in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Park Sterling common stock and cash received by a U.S. holder of Community Capital common stock exceeds such U.S. holder’s basis in its Community Capital common stock and (2) the amount of cash received by such U.S. holder of Community Capital common stock (except with respect to U.S. holders who receive the entirety of their consideration in cash, which is discussed below under “—Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Park Sterling Common Stock”);

●
the aggregate basis of the Park Sterling common stock received by a U.S. holder of Community Capital common stock in the merger (including fractional shares of Park Sterling common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Community Capital common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received in lieu of a fractional share in Park Sterling common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received in lieu of a fractional share in Park Sterling common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Potential Recharacterization of Gain as a Dividend”); and

●
the holding period of Park Sterling common stock received in exchange for shares of Community Capital common stock (including fractional shares of Park Sterling common stock deemed received and redeemed as described below) will include the holding period of the Community Capital common stock for which it is exchanged.

If a U.S. holder of Community Capital common stock acquired different blocks of Community Capital common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Community Capital common stock, and the cash and shares of Park Sterling common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Park Sterling common stock received in the merger.

At the time a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, such U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement might alter the mix of consideration such U.S. holder will receive. As a result, the U.S. federal income-tax consequences to such U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise amount of cash and Park Sterling common shares that such U.S. holder will receive in the merger.

Taxation of Capital Gain

Except as described under “—Potential Recharacterization of Gain as a Dividend” below, gain that U.S. holders of Community Capital common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Community Capital common stock for more than one year as of the date of the merger. For U.S. holders of Community Capital common stock that are noncorporate holders, long-term capital gain generally will be taxed at a maximum U.S. federal income-tax rate of 15%.

Potential Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Community Capital common stock recognizes could be treated as dividend income rather than capital gain if (1) such U.S. holder is a significant shareholder of Park Sterling or (2) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in Park Sterling after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Park Sterling common stock rather than a combination of cash and shares of Park Sterling common stock in the merger. This could happen, for example, because of ownership of additional shares of Park Sterling common stock by such holder, ownership of shares of Park Sterling common stock by a person related to such holder or a share repurchase by Park Sterling from other holders of Park Sterling common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Community Capital common stock, including the application of certain constructive ownership rules, holders of Community Capital common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Park Sterling Common Stock

A U.S. holder of Community Capital common stock who receives the entirety of his or her consideration in the form of cash will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her Community Capital common stock. In addition, a U.S. holder of Community Capital common stock who receives cash in lieu of a fractional share of Park Sterling common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Park Sterling. As a result, such U.S. holder of Community Capital common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Community Capital common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income-tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder of Community Capital common stock who receives Park Sterling common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Community Capital common stock who is required to file a U.S. federal income-tax return and who is a “significant holder” that receives Park Sterling common stock in the merger will be required to file a statement with such U.S. federal income-tax return in accordance with Treasury Regulations Section 1.368-3 setting forth such holder’s basis in the Community Capital common stock surrendered and the fair market value of the Park Sterling common stock and cash received in the merger. A “significant holder” is a holder of Community Capital common stock who, immediately before the merger, owned at least 5% of the outstanding stock of Community Capital or securities of Community Capital with a basis for federal income taxes of at least $1 million.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

The foregoing summary of material federal U.S. income-tax consequences of the merger is not intended or written to be used, and cannot be used, by any shareholder of Community Capital, any shareholder of Park Sterling or any other person for the purpose of avoiding penalties that may be imposed by the IRS.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this Proxy Statement/Prospectus as Appendix A and is incorporated by reference in this Proxy Statement/Prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

The merger agreement provides for the merger of Community Capital with and into Park Sterling, with Park Sterling as the surviving corporation.  Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of Community Capital common stock will be converted into the right to receive, at the election of the holder of such share, either:

●	$3.30 in cash (without interest); or

●	0.6667 of a share of Park Sterling common stock.

Community Capital shareholders may make a different election with respect to each share of Community Capital stock they hold. Any merger consideration is subject to ratable proration, as described below under “—Cash or Stock Election.”  No fractional shares of Park Sterling common stock will be issued in connection with the merger. Instead, Community Capital shareholders will receive, without interest, a cash payment from Park Sterling equal to the fractional share interest they otherwise would have received, multiplied by $3.30.

Based on the closing price of $● per share of Park Sterling common stock, as reported on NASDAQ on ●, 2011, the latest practicable trading day before the distribution of this Proxy Statement/Prospectus, the implied value of the merger consideration proposed for each share of Community Capital common stock is $●, which we calculated by assuming (1) 60% of each share of Community Capital common stock is converted into Park Sterling common stock (with the value of a full Community Capital share for this purpose calculated by multiplying the closing price of Park Sterling common stock on those dates by the exchange ratio of 0.6667) and (2) the remaining 40% of each such share is converted into cash (based on a price per Community Capital share equal to $3.30). We cannot give you any assurance as to whether or when the merger will be completed, and you are advised to obtain current market quotations for Park Sterling common stock.

The Park Sterling articles of incorporation will be the articles of incorporation, and the Park Sterling bylaws will be the bylaws, of the combined company after completion of the merger. The merger agreement provides that Park Sterling may change the structure of the merger, but no such change may alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax consequences to Community Capital shareholders in the merger or materially impede or delay completion of the merger.

CapitalBank initially will become a wholly owned subsidiary of Park Sterling and will continue to operate as a South Carolina state-chartered Federal Reserve member bank separate from Park Sterling. Park Sterling anticipates that CapitalBank and Park Sterling will, as soon as practicable, merge into a single North Carolina state-chartered nonmember bank in order to more efficiently manage capital and liquidity.

Cash or Stock Election

If you are a record holder of Community Capital common stock, an election form will be provided to you under separate cover. The election form will entitle you to elect to receive cash, Park Sterling common stock or a combination of cash and Park Sterling common stock, or to make no election with respect to the merger consideration that you wish to receive. A more detailed description of the election form is set forth below under “—Election Procedures.”

All elections by Community Capital shareholders are subject to the allocation and proration procedures described in the merger agreement. These procedures are intended to ensure that 60% of the outstanding shares of Community Capital common stock will be converted into the right to receive Park Sterling common stock and the remaining 40% of the outstanding shares of Community Capital common stock will be converted into the right to receive cash.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Community Capital shareholders in the aggregate elect to receive more or fewer shares of Park Sterling common stock than Park Sterling has agreed to issue. These procedures are summarized below.

●
If Park Sterling common stock is oversubscribed:  If Community Capital shareholders elect to receive more Park Sterling common stock than Park Sterling has agreed to issue in the merger, then all Community Capital shareholders who have elected to receive cash or who have made no election will receive cash for their Community Capital shares and all shareholders who elected to receive Park Sterling common stock will receive a pro rata portion of the available Park Sterling shares plus cash for those shares not converted into Park Sterling common stock.

●
If Park Sterling common stock is undersubscribed:  If Community Capital shareholders elect to receive fewer shares of Park Sterling common stock than Park Sterling has agreed to issue in the merger, then all Community Capital shareholders who have elected to receive Park Sterling common stock will receive Park Sterling common stock, and

o
if the number of shares as to which Community Capital shareholders have made no election is less than this shortfall, then all Community Capital shareholders who have made no election will receive Park Sterling common stock, and all Community Capital shareholders who have elected to receive cash will receive a pro rata portion of the available cash consideration plus Park Sterling common stock for those Community Capital shares not converted into cash; or

o
if the number of shares as to which Community Capital shareholders have made no election is greater than or equal to the shortfall, all Community Capital shareholders who have elected to receive cash will receive cash, and all Community Capital shareholders who made no election will receive a pro rata portion of the remaining available cash consideration plus Park Sterling common stock for those Community Capital shares not converted into cash.

Neither Community Capital nor Park Sterling is making any recommendation as to whether Community Capital shareholders should elect to receive cash or Park Sterling common stock in the merger. Each Community Capital shareholder must make his or her own decision with respect to such election.

No guarantee can be made that you will receive the amounts of cash or stock you elect. As a result of the allocation procedures and other limitations outlined in this Proxy Statement/Prospectus and in the merger agreement, you may receive Park Sterling common stock or cash in amounts that vary from the amounts you elected to receive.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

●	the merger agreement and the merger are approved by Community Capital shareholders;

●
we obtain all required governmental and regulatory consents and approvals without a condition or restriction that would have a material adverse effect on either Community Capital or Park Sterling, measured on a scale relative to Community Capital; and

●	all other conditions to the merger discussed in this Proxy Statement/Prospectus and in the merger agreement are either satisfied or waived.

The merger will become effective when articles of merger are filed with each of the South Carolina Secretary of State and the North Carolina Secretary of State. However, we may agree to a later time for completion of the merger and specify that time in the articles of merger in accordance with South Carolina and North Carolina law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. If these conditions are satisfied or waived during the two weeks immediately before the end of a fiscal quarter of Park Sterling, then Park Sterling may postpone the closing until the first full week after the end of that quarter. It currently is anticipated that the effective time of the merger will occur in the fourth quarter of 2011, but we cannot guarantee when or if the merger will be completed.

Board of Directors of the Surviving Corporation

Before completion of the merger, Park Sterling and Park Sterling Bank currently expects to take certain actions to appoint to the Park Sterling and Park Sterling Bank boards of directors Patricia C. Hartung, the current chairman and an independent member of the Community Capital board of directors and, if necessary, will increase the size of the Park Sterling and Park Sterling Bank boards of directors to permit this appointment.  Upon completion of the merger, the current members of the CapitalBank board of directors will resign, except for Ms. Hartung, and the members of the Park Sterling board of directors will be appointed to the CapitalBank board of directors.

Election Procedures

As described above, holders of record of Community Capital common stock will receive an election form under separate cover. The election form will entitle you to elect to receive cash, Park Sterling common stock or a combination of cash and Park Sterling common stock, or to make no election with respect to the merger consideration that you wish to receive.

To make a valid election, you must submit a properly completed election form to First-Citizens Bank and Trust Company, which will be acting as the exchange agent, on or before 5:00 p.m., Eastern Time, on the 25th day following the mailing of the election form (or such other date set forth in the election form). As exchange agent, First-Citizens Bank and Trust Company will process the exchange of Community Capital common stock certificates for cash and/or Park Sterling common stock. Shortly after the merger, the exchange agent will allocate cash and shares of Park Sterling common stock among Community Capital shareholders, consistent with their elections, and the allocation and proration procedures.  Please do not forward your Community Capital stock certificates and election form with your proxy cards. Election forms should be returned to the exchange agent in accordance with the instructions contained in the election form.

You may change your election at any time before the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent before the election deadline. You also may revoke your election by written notice received by the exchange agent before the election deadline. All elections will be revoked automatically if the merger agreement is terminated. If you have a preference for receiving either Park Sterling common stock and/or cash for your Community Capital common stock, you should complete and return the election form. If you do not make an election, you will be allocated Park Sterling common stock and/or cash depending on the elections made by other Community Capital shareholders.

Community Capital shareholders who hold their shares of common stock in “street name” through a bank, broker or other financial institution, and who wish to make an election, should seek instructions from the institution holding their shares concerning how to make the election.

If a Community Capital shareholder makes an election but transfers record ownership of his or her shares before the completion of the merger, the exchange agent will treat those shares as if no election had been made with respect to them, unless the new record owner makes a new election with respect to those shares prior to the election deadline.

Conversion of Shares; Exchange of Certificates

The conversion of Community Capital common stock into the right to receive the merger consideration will occur automatically upon completion of the merger. As soon as reasonably practicable after completion of the merger, the exchange agent will exchange certificates representing shares of Community Capital common stock for the merger consideration to be received pursuant to Community Capital shareholders’ elections and the merger agreement. Park Sterling will deposit with the exchange agent the shares of Park Sterling common stock (or evidence of such shares in book-entry form) and cash to be issued to Community Capital shareholders in exchange for their shares of Community Capital common stock.

Letter of Transmittal

As soon as is reasonably practicable after the completion of the merger, the exchange agent will mail to each Community Capital shareholder at the time of the merger a letter of transmittal containing instructions for the exchange of his or her Community Capital stock certificates for the merger consideration. Upon surrendering your certificate(s) representing shares of Community Capital common stock, together with the properly executed letter of transmittal and any other required documents, your Community Capital stock certificate(s) will be cancelled and you will receive the shares of Park Sterling common stock, or a cash payment, or both, as applicable, to which you are entitled in accordance with your election and the merger agreement. You also will receive a cash payment for any fractional shares of Park Sterling common stock that would have been otherwise issuable to you as a result of the merger.  No interest will be paid to Community Capital shareholders or accrued with respect to the cash consideration, cash in lieu of fractional shares or unpaid dividends and distributions, if any. Upon completion of the merger, Community Capital stock certificates will no longer represent shares of Community Capital common stock and will only represent the right to receive the merger consideration.  After the completion of the merger, there will be no further transfers of Community Capital common stock, except as required to settle trades executed before completion of the merger.

Holders of Community Capital common stock should not submit their Community Capital stock certificate(s) for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed and an indemnity bond must be purchased at your expense before you receive any consideration for your shares. Upon request, the exchange agent will send you instructions on how to provide evidence of ownership and the purchase of an indemnity bond for lost certificates.

If any certificate representing shares of Park Sterling’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

●
pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

●	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the cash or shares of Park Sterling common stock made available to the exchange agent that remains unclaimed by Community Capital shareholders as of the first anniversary of the effective time of the merger will be returned to Park Sterling. After that time, any Community Capital shareholder who has not exchanged shares of Community Capital common stock for the merger consideration in accordance with the merger agreement may look only to Park Sterling for payment of the merger consideration for these shares and any unpaid dividends or distributions. Nonetheless, none of Park Sterling, Community Capital, the exchange agent or any other person will be liable to any Community Capital shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash in lieu of fractional shares payable to any Community Capital shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until Community Capital common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Park Sterling common stock into which shares of Community Capital common stock may have been converted into the right to receive will accrue, without interest, but will not be paid. Park Sterling will pay to former Community Capital shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Community Capital stock certificates. To date, Park Sterling has not paid any cash dividends with respect to its common stock, and it is not currently anticipated that Park Sterling will pay cash dividends in the foreseeable future.

Before the effective time of the merger, Community Capital and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

●	dividends paid by any subsidiary of Community Capital to Community Capital or to any of its wholly owned subsidiaries; and

●
the acceptance of shares of Community Capital common stock in payment of the exercise price or withholding taxes incurred in connection with the vesting of restricted shares of Community Capital stock granted under a Community Capital stock plan, in accordance with past practice.

Representations and Warranties

The merger agreement contains customary representations and warranties of Community Capital and Park Sterling relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding the capitalization of Community Capital, true and correct except to a de minimis extent or, in the case of specific representations and warranties regarding the reports of the respective companies to governmental entities, true and correct in all respects), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect on the company making the representation. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (1) changes in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes in laws, rules or regulations of general applicability to banks or savings associations, and their holding companies generally, or their interpretations by courts or governmental entities, except to the extent such changes have a disproportionate adverse effect on such party as compared to other community banks in the southeastern United States, (3) changes in global or national political conditions or in general economic or market conditions affecting banks, savings associations or their holding companies generally, except to the extent that such changes in general economic or market conditions have a disproportionate adverse effect on such party as compared to other community banks in the southeastern United States, or (4) the direct effects of negotiating the merger agreement or completing the merger on each party’s operating performance. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of Park Sterling and Community Capital has made representations and warranties to the other regarding, among other things:

●	corporate matters, including due organization and qualification;

●	capitalization;

●	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

●	required governmental filings and consents;

●	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

●	financial statements and accounting;

●	broker’s fees payable in connection with the merger;

●	the absence of material adverse changes;

●	legal proceedings;

●	tax matters;

●	compliance with applicable laws;

●	tax treatment of the merger; and

●	the accuracy of information supplied for inclusion in this Proxy Statement/Prospectus and other similar documents.

In addition, Community Capital has made other representations and warranties about itself to Park Sterling as to:

●	employee matters, including employee benefit plans;

●	material contracts;

●	risk management instruments and derivatives;

●	investment and loan portfolios;

●	real property and intellectual property;

●	environmental liabilities;

●	personal and real property leases;

●	securitizations;

●	the inapplicability of state takeover laws; and

●	the receipt of a financial advisor’s opinion.

Park Sterling also has made a representation and warranty to Community Capital regarding the availability of cash to pay the cash portion of the merger consideration.

The representations and warranties described above and included in the merger agreement were made by each of Park Sterling and Community Capital to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Park Sterling and Community Capital in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between Park Sterling and Community Capital rather than to establish matters as facts. The merger agreement is described in, and included as Appendix A to, this Proxy Statement/Prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Community Capital, Park Sterling or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this Proxy Statement/Prospectus.

Covenants and Agreements

Each of Community Capital and Park Sterling has undertaken customary covenants that place restrictions on it and its subsidiary until the effective time of the merger. In general, Community Capital agreed to (1) conduct its business in the ordinary course in all material respects, (2) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, including retaining the services of key officers and employees, and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either party to obtain any necessary regulatory approvals, perform its covenants or complete the merger. Community Capital has further agreed that, with certain exceptions and except with Park Sterling’s prior written consent, Community Capital will not, and will not permit CapitalBank to, among other things, undertake the following extraordinary actions:

●	incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business;

●	adjust, split, combine or reclassify any of its capital stock;

●
make, declare or pay any dividends (other than accrued dividends on its restricted stock, which are to be paid at the effective time) or other distributions on any shares of its capital stock, except as set forth under “—Conversion of Shares; Exchange of Certificates—Dividends and Distributions”;

●	issue shares, stock options or other equity-based awards;

●	hire or terminate any employees or independent contractors or enter into any collective-bargaining agreements, except in the ordinary course of business;

●
make any loans in amounts in excess of $5,000,000 (excluding any loan of a smaller amount on an outstanding loan or line of credit exceeding $5,000,000) or make, renew or amend any loan outside the ordinary course of business;

●
except as contemplated by the merger agreement and except in the ordinary course of business, (1) increase wages, salaries or incentive compensation, (2) pay or provide, or increase or accelerate the accrual rate, vesting or timing or payment or funding of, any compensation or benefit to employees, retired employees, directors or consultants of Community Capital and CapitalBank, (3) establish, adopt or become a party to any new employee benefit or compensation plan or agreement or amend, modify or terminate any existing plan, (4) take any action to fund or secure the payment of compensation or benefits under any of its benefits plans or (5) amend, modify or terminate any third-party agreement related to any benefit plan;

●
other than in the ordinary course of business, sell, transfer, mortgage, encumber or otherwise dispose of any material assets or properties, or cancel, release or assign any material indebtedness, except for certain nonmaterial properties, which may be sold for greater than or equal to 90% of their carrying value;

●
enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies other than as required by applicable law;

●	make any material investment either by purchase of securities, capital contributions, property transfers or purchase of property or assets;

●	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income-tax purposes;

●
amend any charter documents, take any action to exempt another person from any applicable takeover law or defensive charter provision or terminate, amend or waive any provision of any confidentiality or standstill agreements in place with third parties;

●	restructure or materially change its investment securities portfolio or its gap position;

●	commence or settle any material claim other than foreclosure claims in the ordinary course of business;

●	take or fail to take any action that is intended, or may be reasonably expected, to cause any of the conditions to the merger to fail to be satisfied;

●	change its tax accounting or financial accounting methods, except as required by applicable law or generally accepted or regulatory accounting principles;

●	file or amend any tax return other than in the ordinary course of business, make or change any material tax election or settle or compromise any material tax liability;

●	terminate or waive any material provision of any material contract or agreement governing its securities, except in the ordinary course of business; or

●	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.

If Community Capital requests Park Sterling’s consent to make a loan in excess of $5,000,000 and Park Sterling fails to disapprove that request in writing within five business days, then Community Capital may make the requested loan.  If Community Capital requests Park Sterling’s consent to sell any “Other Real Estate Owned,” and that request is not disapproved in writing within five business days, then Community Capital may sell that Other Real Estate Owned.

Park Sterling has agreed that, except with Community Capital’s prior written consent, Park Sterling will not, among other things, undertake the following extraordinary actions:

●	amend any charter documents in a manner that would adversely affect Community Capital or its shareholders or the transactions contemplated by the merger agreement;

●	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income-tax purposes;

●	take any action that is intended, or may be reasonably expected, to result in any of the conditions to the merger failing to be satisfied;

●
take any action that would reasonably be expected to prevent, materially impede or materially delay completion of the merger or the attainment of any bank regulatory approval or cause any other application for bank regulatory approval to be accepted by a bank regulatory agency, with limited exceptions; or

●	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.

Park Sterling may, however, pursue and consummate other acquisitions.

The merger agreement also contains mutual covenants relating to the preparation of this Proxy Statement/Prospectus, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.  Park Sterling also has agreed to cause the shares of Park Sterling common stock issued in the merger to be approved for listing on NASDAQ.

Reasonable Best Efforts of Community Capital to Obtain the Required Shareholder Vote

Community Capital has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining shareholder approval of the merger agreement and the merger. Community Capital will use its reasonable best efforts to obtain such approval. Community Capital is also required to submit the merger agreement to a shareholder vote even if its board of directors no longer recommends approval of the merger agreement and the merger.

Community Capital and Park Sterling have also agreed in good faith to use their reasonable best efforts to negotiate a restructuring of the merger if Community Capital’s shareholders do not approve the merger agreement and the merger at the special meeting and to resubmit the transaction to Community Capital’s shareholders for approval. However, in any restructuring neither party has any obligation to change the amount or kind of the merger consideration in a manner adverse to that party or its shareholders.

Agreement Not to Solicit Other Offers

Community Capital has agreed that it and CapitalBank, and their officers, directors, employees, agents and representatives will not, directly or indirectly:

●	solicit, initiate, encourage or facilitate any inquiries or proposals for any “Alternative Transaction” (as defined below); or

●	participate in any discussions or negotiations, or enter into any agreement, regarding any Alternative Transaction.

Community Capital also has agreed to cease any existing discussions or negotiations with any persons with respect to any Alternative Proposal (as defined below), and to use reasonable best efforts to cause all persons other than Park Sterling who have been furnished with confidential information in connection with an Alternative Proposal within the 12 months before the date of the merger agreement to return or destroy such information.

However, before the special meeting, and subject to entering into a customary confidentiality agreement that is no less favorable to Community Capital than its confidentiality agreement with Park Sterling, the Community Capital board of directors is permitted to furnish nonpublic information that had been provided, or is concurrently provided, to Park Sterling to a person making an Alternative Proposal and to participate in discussions and negotiations with respect to an unsolicited, written, bona fide Alternative Proposal with the person making the proposal, if (1) Community Capital receives an unsolicited written Alternative Proposal that its board of directors believes in good faith to be bona fide, (2) the proposal was not the result of a breach of Community Capital’s nonsolicitation provisions, (3) Community Capital’s board of directors determines in good faith, after consulting with outside financial and legal counsel, that such Alternative Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and (4) after consulting with outside legal counsel, Community Capital’s board of directors determines that failure to so act would be reasonably likely to violate its fiduciary duties under applicable law.

Community Capital has agreed to call its shareholder meeting as soon as reasonably practicable to obtain shareholder approval of the merger agreement and the merger and that its board of directors will recommend that its shareholders approve the merger agreement. Community Capital has further agreed that its board of directors will not withdraw (or modify or qualify in a manner adverse to Park Sterling) or refuse to recommend its approval of the merger agreement and the merger, or approve, adopt, recommend, endorse or otherwise declare advisable the adoption of any Alternative Proposal (we refer to any such action as an “Adverse Recommendation Change”) or enter into any agreement that is intended to or reasonably likely to lead to an Alternative Proposal.  However, before obtaining the Community Capital shareholder approval Community Capital’s board of directors may, if such board determines in good faith (after consultation with outside counsel) that failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of the merger agreement that may be offered by Park Sterling, make an Adverse Recommendation Change in response to an Alternative Proposal so long as Community Capital has not breached its nonsolicitation agreement covenant in any material respect and:

(i) the Community Capital board of directors determines in good faith (after consultation with outside legal and financial advisors) that such Alternative Proposal is a Superior Proposal and such proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of the merger agreement that may be offered by Park Sterling  pursuant to the merger agreement;

(ii) Community Capital has given Park Sterling at least four business days’ prior written notice of its intention to take such action and specifying the material terms and conditions of any such Superior Proposal and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the party making such Superior Proposal; and

(iii) before effecting such an Adverse Recommendation Change, Community Capital has negotiated, and has caused its representatives to negotiate, in good faith with Park Sterling during such notice period to the extent Park Sterling wishes to negotiate, to enable Park Sterling to revise the terms of the merger agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

Community Capital has agreed that, in the event of any material change to a Superior Proposal, it will comply with the above notice and negotiation obligations with respect to such changed proposal.

Community Capital has further agreed to notify Park Sterling promptly (but in no event later than 24 hours) in writing after it receives any Alternative Proposal, or any material change to any Alternative Proposal, or any request for nonpublic information relating to Community Capital or any of its subsidiaries, or if it enters into discussions or negotiations concerning any Alternative Proposal, and to provide Park Sterling with an unredacted copy of the relevant proposed transaction agreements; and to keep Park Sterling fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such Alternative Proposal.

As used in the merger agreement, “Alternative Proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Community Capital or any of its subsidiaries that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means:

●
a transaction pursuant to which any person (or group of persons) other than Park Sterling or its affiliates, directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of Community Capital common stock or outstanding voting power or of any new series or new class of Community Capital preferred stock that would be entitled to a class or series vote with respect to the merger, whether from Community Capital or pursuant to a tender offer or exchange offer or otherwise;

●	a merger, share exchange, consolidation or other business combination involving Community Capital (other than the merger being described in this Proxy Statement/Prospectus);

●
any transaction pursuant to which any person (or group of persons) other than Park Sterling or its affiliates acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of Community Capital and securities of the entity surviving any merger or business combination including any of Community Capital’s subsidiaries) of Community Capital, or any of its subsidiaries representing more than 15% of the assets of Community Capital and its subsidiaries, taken as a whole, immediately before such transaction; or

●
any other consolidation, business combination, recapitalization or similar transaction involving Community Capital or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of Community Capital common stock immediately before the transaction do not, in the aggregate, own at least 85% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in the transaction immediately after the completion of the transaction in substantially the same proportion as the holders held their shares of Community Capital common stock immediately before the completion of the transaction.

As used in the merger agreement, “Superior Proposal” means:

●
any unsolicited bona fide written Alternative Proposal (with the relevant percentages in the definition of such term changed from 15% to 50%) that Community Capital’s board determines in good faith (after consultation with outside counsel and its financial advisor) and taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, that, if consummated, would be more favorable to its shareholders from a financial point of view than the transactions contemplated by the merger agreement and, if accepted, would be reasonably likely to be completed on the terms proposed on a timely basis.

Expenses and Fees

In general, each of Park Sterling and Community Capital will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, (1) the costs and expenses of printing and mailing this Proxy Statement/Prospectus, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by Community Capital and Park Sterling and (2) Community Capital has agreed to reimburse $150,000 of Park Sterling’s due diligence expenses if the merger is not completed.  Further, Community Capital has agreed to reimburse certain expenses of Park Sterling if the merger agreement is terminated under certain circumstances.  See “—Termination of the Merger Agreement.”

Employee Matters

Park Sterling has agreed that for a period of six months following completion of the merger, with respect to the employees of Community Capital and CapitalBank at the effective time, it will provide such employees in the aggregate with employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are substantially similar in the aggregate to the aggregate employee benefits, rates of base salary or hourly wage and annual bonus opportunities provided to such employees pursuant to CapitalBank’s benefit plans as in effect immediately before the merger or, if more favorable to such employees, under Park Sterling’s corresponding benefit plans as of such time.

In addition, Park Sterling has agreed, for any Community Capital employee who does not have an employment, change-of-control or severance agreement and who within six months after the effective time is terminated by Park Sterling for a reduction in force or as a result of a business restructuring or relocation of a business function or voluntarily resigns after being having his or her base salary materially decreased to pay such employee (after providing a customary release) two weeks of severance pay for each year of service to Community Capital (with a minimum of four weeks and a maximum of 16 weeks of severance pay).  However, Park Sterling has no obligation to continue the employment of any Community Capital employee for any period following the merger.

For a discussion of employment agreements that Park Sterling has entered into with certain Community Capital officers, including Community Capital’s President and Chief Executive Officer, and the effect of the merger on salary continuation agreements between Community Capital and certain of its executives and director fee deferral agreements between Community Capital and certain of its directors, see “Proposal No.1 – The Merger—Community Capital’s Directors and Officers Have Financial Interests in the Merger.”

Indemnification and Insurance

The merger agreement requires Park Sterling to maintain in effect for and in accordance with their terms the current rights of Community Capital directors, officers and employees to indemnification under the Community Capital articles of incorporation or the Community Capital bylaws or disclosed agreements of Community Capital. The merger agreement also provides that, upon completion of the merger, Park Sterling will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of Community Capital and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that Park Sterling will maintain for a period of six years after completion of the merger Community Capital’s current directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring before the effective time of the merger, except that Park Sterling is not required to incur annual premium expense greater than 280% of Community Capital’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

The respective obligations of Park Sterling and Community Capital to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

●	the approval of the merger by Community Capital shareholders;

●	the approval of the listing of Park Sterling common stock to be issued in the merger on NASDAQ, subject to official notice of issuance;

●
the effectiveness of the registration statement of which this Proxy Statement/Prospectus is a part with respect to the Park Sterling common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

●
the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement;

●
the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to complete the merger (in the case of the conditions to Park Sterling’s obligation to complete the merger, without any conditions or restrictions that would have a material adverse effect on either Community Capital or Park Sterling, measured on a scale relative to Community Capital); and

●
the truth and correctness of the representations and warranties of the other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.

The obligation of Park Sterling to complete the merger is also subject to the satisfaction or waiver of a number of other conditions, including:

●	Community Capital shall have performed in all material respects all obligations required to be performed by it under the merger agreement;

●	the receipt by Park Sterling of a legal opinion with respect to certain federal income-tax consequences of the merger;

●
Park Sterling must have received from each director of Community Capital (1) an executed support agreement and (2) a confidentiality, nonsolicitation and noncompetition agreement, each in the form attached as an exhibit to the merger agreement (see “Proposal No.1 – The Merger—Community Capital’s Directors and Officers Have Financial Interests in the Merger”) and each of which shall be in full force and effect;

●
Park Sterling must have received from Community Capital, as trustee of the KSOP, an executed support agreement from the KSOP with respect to shares of Community Capital common stock that it is empowered to vote pursuant to the terms of the KSOP, which shall be in full force and effect;

●
The employment agreements with William G. Stevens and R. Wesley Brewer, which are discussed under the heading “Proposal No.1 – The Merger—Community Capital’s Directors and Officers Have Financial Interests in the Merger,” as well as an employment agreement with Taylor T. Stokes (with respect to employment in connection with CapitalBank’s wealth management business), shall be in full force and effect;

●	Park Sterling shall have received resignations, effective as of the effective time of the merger, from all of Community Capital’s directors; and

●
Community Capital’s classified assets (which means loans or other assets characterized as “substandard,” “doubtful,” “loss” or words of similar import and other real estate owned) shall not exceed $84 million as of the effective time of the merger.

The obligation of Community Capital to complete the merger is also subject to the satisfaction or waiver of a number of other conditions, including:

●	Park Sterling shall have performed in all material respects all obligations required to be performed by it under the merger agreement; and

●	the receipt by Community Capital of a legal opinion with respect to certain federal income-tax consequences of the merger.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or, if applicable, waived by the appropriate party. As of the date of this Proxy Statement/Prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time before completion of the merger by mutual consent, if authorized by each of our boards of directors, or by either party in the following circumstances:

●	if any of the required regulatory approvals are denied (and the denial is final and nonappealable);

●	if the merger has not been completed by December 30, 2011, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the merger agreement; or

●
if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 45 days’ notice of the breach.

Park Sterling also may terminate the merger agreement if the Community Capital board of directors fails to recommend that Community Capital shareholders approve the merger, withdraws or modifies in a manner adverse to Park Sterling, or makes public statements inconsistent with, its recommendation of the merger to shareholders, or recommends a competing merger proposal.

Community Capital will be required to pay Park Sterling a termination fee in the amount of $2.0 million, plus up to $500,000 of Park Sterling’s out-of-pocket legal and due diligence expenses in connection with the proposed merger, if Community Capital enters into or closes on an acquisition agreement with respect to an Alternative Transaction (or an Alternative Proposal is received (as described above under “—Agreement Not to Solicit Other Offers”)) if either:

●
the merger agreement is duly terminated by Park Sterling and before such termination, an Alternative Transaction was received, commenced, publicly proposed or publicly disclosed (as described above under “—Agreement Not to Solicit Other Offers”), and within 12 months after such termination, Community Capital has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction, or

●
after receiving an Alternative Proposal, Community Capital’s board of directors fails to convene the special meeting to approve the merger with Park Sterling or fails to recommend that the Community Capital shareholders approve the merger agreement and the merger, and within 12 months of receiving the Alternative Proposal, Community Capital has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction.

However, Park Sterling will in any event not be entitled to a termination fee if the merger agreement is terminated by mutual consent or due to a failure to obtain the necessary regulatory approvals. Similarly, Park Sterling will not be entitled to a termination fee if Community Capital terminates the merger agreement due to a material breach of a representation, warranty or covenant by Park Sterling.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability on the part of Park Sterling or Community Capital, except that (1) both Park Sterling and Community Capital will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors or by written agreement. However, after any approval of the transactions contemplated by the merger agreement by the Community Capital shareholders, there may not be, without further approval of the shareholders, any amendment of the merger agreement that (1) changes the amount or the form of the consideration to be delivered to the holders of Community Capital common stock, (2) changes any term of the articles of incorporation of Park Sterling or (3) changes any of the terms and conditions of the merger agreement if such change would adversely affect the holders of any Community Capital securities, in each case other than as contemplated by the merger agreement.

At any time before the completion of the merger, each of Park Sterling and Community Capital, by action taken or authorized by its respective board of directors, to the extent legally allowed, may:

●	extend the time for the performance of any of the obligations or other acts of the other party;

●	waive any inaccuracies in the representations and warranties of the other party; or

●	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

PROPOSAL NO. 2 – ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that Community Capital seek an advisory (nonbinding) vote from its shareholders to approve certain “golden parachute” compensation that its “named executive officers” will receive from Community Capital and CapitalBank in connection with the merger.

Community Capital is presenting this proposal, which gives Community Capital shareholders the opportunity to express their views on such “golden parachute” compensation by voting for or against the following resolution:

“RESOLVED, that the shareholders approve, on an advisory (nonbinding) basis, the agreements for and compensation to be paid by Community Capital Corporation and CapitalBank to Community Capital Corporation’s named executive officers in connection with the merger with Park Sterling Corporation, as disclosed in the section of the Proxy Statement/Prospectus for the merger captioned “Proposal No. 2 – Advisory Vote on Golden Parachute Compensation.”

The Community Capital board of directors unanimously recommends that shareholders approve the “golden parachute” compensation arrangements described in this Proxy Statement/Prospectus by voting “FOR” the above proposal.

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on Community Capital or Park Sterling.  Therefore, if the merger is approved by the Community Capital shareholders and completed, the “golden parachute” compensation will still be paid to the Community Capital named executive officers.

Golden Parachute Compensation Payable by Community Capital and CapitalBank. William G. Stevens and R. Wesley Brewer, the named executive officers of Community Capital, are entitled to receive, under existing agreements, certain compensation from Community Capital and CapitalBank that is based on or that otherwise relates to the merger.  Community Capital believes that this compensation is reasonable and appropriate, and is the result of a carefully considered approach. This compensation, collectively referred to as “golden parachute” compensation, is described below.

Golden Parachute Compensation

Name	Cash ($)	Equity ($)(1)	Pension/ NQDC ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
William G. Stevens	-	21,001	-	-	-	-	21,001
R. Wesley Brewer	-	16,799	236,797	-	-	-	253,596

(1)
This is the amount that each named executive officer will receive when his unvested shares of Community Capital restricted stock become fully vested and transferable at the time of the merger.  This is a “single-trigger” arrangement.  Mr. Stevens and Mr. Brewer hold 10,000 and 8,000 unvested shares of Community Capital restricted stock, respectively.  The amount shown was computed assuming that Mr. Stevens and Mr. Brewer would receive at the time of the merger 6,667 and 5,333 shares of Park Sterling common stock, respectively, and by using a per share price for Park Sterling common stock based on the average closing market price for those shares, as reported on NASDAQ during the five business days following March 31, 2011, the date on which the merger was publicly announced ($3.15).

(2)
This is the aggregate present value of the increase in the named executive officer’s vested benefit under a salary continuation agreement with CapitalBank that will occur as a result of the merger.  This is a “double-trigger” arrangement because the increased benefit is not payable until the named executive officer terminates employment following the merger and begins to be paid after age 65 for Mr. Stevens and 62 for Mr. Brewer.  Mr. Stevens has already earned the maximum level of benefit payable under his salary continuation agreement.  The amount shown for Mr. Brewer was determined by subtracting (a) the present value of his vested benefit without the increase from (b) the present value of his vested benefit as increased as a result of the merger.  Present value was determined as of July 31, 2011 using an 8% interest rate and his current level of includible compensation projected to that date.  Upon completion of the merger, Mr. Brewer will be entitled to an annual benefit for 21 years to be paid in monthly installments beginning in September 2030.

For more information concerning the salary continuation agreements, see “Proposal No. 1 – The Merger—Community Capital’s Directors and Officers Have Financial Interests in the Merger—Salary Continuation Agreements” on page 52.

(3)
When the merger occurs, Mr. Brewer’s designated beneficiary will have a vested right to receive a portion of the death benefits payable under a life insurance policy owned by CapitalBank on Mr. Brewer’s life.  Prior to the merger, this right would have been forfeited if Mr. Brewer terminated employment for any reason other than disability or death before the August 31st following his 62nd birthday.  There is no incremental cost to CapitalBank of maintaining the insurance policy after the merger because all premiums have been fully paid.  For purposes of applying federal tax rules relating to parachute payments, CapitalBank has determined that the value of the vested right to receive death proceeds under the insurance policy is $238,722.

For more information concerning this benefit, see “Proposal No. 1 – The Merger—Community Capital’s Directors and Officers Have Financial Interests in the Merger—Split Dollar Life Insurance Agreements” on page 52.

DESCRIPTION OF THE COMMON STOCK OF PARK STERLING CORPORATION

Park Sterling’s articles of incorporation authorize the issuance of up to 200,000,000 shares of common stock, par value $1.00 per share, of which, as of  August 31, 2011, 28,619,358 shares are issued and outstanding, including approximately 568,260 shares which have voting rights but no economic interest related to unvested, performance-based restricted stock issued pursuant to Park Sterling’s LTIP, and 2,528,864 shares are reserved or otherwise set aside for issuance in connection with outstanding employee stock options or future grants of stock options, restricted stock or other equity-based awards pursuant to Park Sterling’s equity incentive plans, and 5,000,000 shares of preferred stock, no par value, of which none are issued and outstanding. Each holder of outstanding Park Sterling common stock is entitled to one vote per share on any issue requiring a vote at any meeting of shareholders. The Park Sterling board of directors is divided into three classes, which are as nearly equal in number as possible. Shareholders do not have cumulative voting rights in the election of directors.  The shares of Park Sterling common stock are not subject to any redemption provisions, nor are they convertible into any other security or property of Park Sterling. Holders of shares of Park Sterling common stock will not have the benefit of a sinking fund. No holder of any class of Park Sterling capital stock has preemptive rights with respect to the issuance of shares of that or any other class of capital stock.  Holders of Park Sterling common stock are entitled to dividends when, as and if declared by Park Sterling’s board of directors from funds legally available, whether in cash or in stock, as more particularly described below under “Comparison of Shareholders’ Rights for Existing Community Capital Shareholders.”  As more particularly described below under “Comparison of Shareholders’ Rights for Existing Community Capital Shareholders,” Park Sterling’s articles of incorporation and bylaws contain protective provisions that would have the effect of impeding an attempt to change or remove Park Sterling’s management or to gain control of Park Sterling in a transaction not supported by its board of directors.

COMPARISON OF SHAREHOLDERS’ RIGHTS FOR EXISTING COMMUNITY CAPITAL SHAREHOLDERS

When the merger becomes effective, holders of Community Capital common stock who elect to receive Park Sterling common stock as merger consideration, or who otherwise receive Park Sterling common stock due to the proration of their cash merger consideration election as described elsewhere in this Proxy Statement/Prospectus, will become holders of Park Sterling common stock. The following is a summary of material differences between the rights of holders of Park Sterling common stock and the rights of holders of Community Capital common stock. Since Park Sterling is organized under the laws of the State of North Carolina and Community Capital is organized under the laws of the State of South Carolina, differences in the rights of holders of Park Sterling common stock and those of holders of Community Capital common stock arise from differing provisions of the North Carolina Business Corporation Act (NCBCA) and the South Carolina Business Corporation Act (SCBCA), in addition to differing provisions of their respective articles of incorporation and bylaws.

The following summary does not purport to be a complete statement of the provisions affecting and differences between the rights of holders of Park Sterling common stock and the rights of holders of Community Capital common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the SCBCA and the governing corporate documents of Park Sterling and Community Capital, to which the shareholders of Community Capital are referred.

PARK STERLING	COMMUNITY CAPITAL

Authorized Capital Stock

Common Stock. Park Sterling’s authorized common stock consists of 200,000,000 shares of common stock, $1.00 par value per share. As of  August 31, 2011, there were 28,619,358 shares of Park Sterling common stock issued and outstanding, of which 568,260 shares are unvested, performance-based restricted stock issued pursuant to Park Sterling’s LTIP. As of August 31, 2011, there were (i)  2,195,064 shares of Park Sterling common stock underlying options currently outstanding and (ii)  333,800 shares of Park Sterling common stock available in connection with future grants of stock options, restricted stock and other equity-based awards, in each case reserved or otherwise set aside for issuance pursuant to employee and director stock plans of Park Sterling in effect as of August 31, 2011. Except for the preferred stock discussed below, there are no other classes of capital stock authorized for issuance by Park Sterling.

Common Stock. Community Capital’s authorized common stock consists of 20,000,000 shares of common stock, $1.00 par value per share. As of  August 31, 2011, there were 10,060,777 shares of Community Capital common stock issued and outstanding, of which 49,200 shares are restricted stock issued pursuant to Community Capital’s 2004 Equity Incentive Plan. Except for the preferred stock discussed below, there are no other classes of capital stock authorized for issuance by Community Capital.

Preferred Stock. Park Sterling’s authorized preferred stock consists of 5,000,000 shares, no par value. Park Sterling’s articles of incorporation authorize the Park Sterling board of directors to fix the number, designation, powers, preferences and relative rights of the shares of each series of preferred stock issued by Park Sterling. As of the date of this Proxy Statement/Prospectus, Park Sterling had not issued any preferred stock.
Preferred Stock. Community Capital’s authorized preferred stock consists of 2,000,000 shares, $1.00 par value per share. Community Capital’s articles of incorporation authorize the Community Capital board of directors to fix the relative rights, preferences and limitations of the shares of each series of preferred stock issued by Community Capital. As of the date of this Proxy Statement/Prospectus, Community Capital had not issued any preferred stock.

Mergers, Share Exchanges and Sales of Assets

The NCBCA provides that, generally, any merger or share exchange may be submitted to the shareholders of Park Sterling only if approved by the Park Sterling board of directors. If submitted to Park Sterling’s shareholders, such action generally must be approved by each voting group entitled to vote separately on the action by a majority of all the votes entitled to be cast by the voting group.

If Park Sterling is the surviving corporation, its shareholders’ approval is not required if: (i) its articles of incorporation will not be changed; (ii) each shareholder whose shares were outstanding immediately before the effective date of the merger will hold the same shares, with identical preferences, limitations and relative rights, immediately after the effective date of the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger) will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger) will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger. As these four criteria are satisfied Park Sterling’s shareholders are not required to approve the merger with Community Capital.

Community Capital’s articles of incorporation provide that any merger, consolidation or exchange of Community Capital’s shares with any other corporation, partnership, trust, estate or association, or the sale or exchange by Community Capital of all or a substantial part of its assets to or with such entity requires either: (i) the affirmative vote of the holders of not less than 80% of the outstanding common stock of Community Capital entitled to vote with respect to each such transaction; or (ii) (A) the affirmative vote of not less than 80% of members of the Community Capital board of directors and (B) the affirmative vote of at least two-thirds of the issued and outstanding shares of the corporation entitled to vote, as required by the SCBCA. As the Community Capital board of directors unanimously approved the merger with Park Sterling the affirmative vote of at least two-thirds of the issued and outstanding shares of Community Capital common stock is required to approve the merger with Park Sterling.

PARK STERLING	COMMUNITY CAPITAL

In addition, Park Sterling’s articles of incorporation provide that certain fundamental corporate transactions to which Park Sterling or any subsidiary is a party, such as a merger, share exchange, sale of more than $1 million of assets or issuance of more than $1 million in securities, with any Interested Shareholder (as defined below) or any other corporation (whether or not itself an Interested Shareholder) that is, or after such merger or consolidation would be, an affiliate of an Interested Shareholder require the affirmative vote of (i) the holders of not less than 66-2/3% of the voting power of all shares of stock entitled to vote in the election of such entity’s directors that are not beneficially owned by any Interested Shareholder, voting together as a single class, and (ii) 80% of the voting power of all shares of stock entitled to vote in the election of such entity’s directors, voting together as a single class, unless, in either case, such transaction is approved by a majority of the disinterested directors of Park Sterling or such subsidiary, as the case may be. Interested Shareholder means any person or entity who or which is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of stock entitled to vote in the election of directors.

Amendments to the Articles of Incorporation

The NCBCA provides that a North Carolina corporation’s articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. Park Sterling’s articles of incorporation further require the affirmative vote of 80% of the outstanding shares of capital stock entitled to vote in the election of Park Sterling’s directors, voting together as a single class, in order to amend, repeal or adopt any provision or take any action inconsistent with Article 6 of the articles of incorporation, which, among other things, sets the range for the number of directors, prescribes three classes of directors and governs the removal of directors and the filling of vacancies on the Park Sterling board of directors.

The SCBCA provides that a South Carolina corporation’s articles of incorporation generally may be amended only upon approval by (i) two-thirds of the votes entitled to be cast on the amendment, regardless of the class or voting group to which the shares belong and (ii) two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment.

Community Capital’s articles of incorporation require the approval of either the holders of not less than 80% of Community Capital’s outstanding common stock or 80% of Community Capital’s directors to amend the following provisions of the articles (or to enact provisions inconsistent with them): (1) Article Eight (requiring a special supermajority vote of either shareholders or directors for fundamental transactions such as a merger or sale of the company or its dissolution), (2) Article Nine (requiring the Community Capital board of directors to consider certain noneconomic factors when approving a merger or sale of the company), (3) Article Ten (governing shareholder nominations of director candidates), (4) Article Eleven (requiring a supermajority shareholder vote to remove one or more directors without cause), (5) Article Twelve (providing for a staggered board) and (6) Article Thirteen (setting forth the supermajority board or shareholder voting requirement for certain amendments to the articles of incorporation).

Amendments to the Bylaws

Park Sterling’s bylaws provide that, generally, the Park Sterling board of directors may amend or repeal and replace the Park Sterling bylaws by the affirmative vote of a majority of the number of directors then in office at any regular or special board meeting. The Park Sterling board of directors cannot amend, repeal or adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of shareholders or more than a majority of the votes cast to constitute action by the shareholders, except where required by law; (ii) providing for the management of Park Sterling other than by the Park Sterling board of directors or its executive committee; (iii) increasing or decreasing the authorized number of directors beyond the maximum or minimum number set forth in Park Sterling’s articles of incorporation; or (iv) that is inconsistent with Article 6 of Park Sterling’s articles of incorporation (which, among other things, sets the range for the number of directors, prescribes three classes of directors and governs the removal of directors and the filling of vacancies on the Park Sterling board of directors). The Park Sterling board of directors also cannot alter or repeal any bylaw adopted or amended by Park Sterling’s shareholders, except when Park Sterling’s articles of incorporation or a bylaw adopted by the shareholders authorizes the Park Sterling board of directors to adopt or repeal any such bylaw.

Community Capital’s bylaws provide that, generally, the Community Capital board of directors may alter, amend or repeal and replace the Community Capital bylaws, subject to: (a) the rights of the shareholders to alter, adopt, amend or repeal bylaws as provided in the SCBCA; or (b) action of the Community Capital shareholders in adopting, amending or repealing a particular bylaw where the board of directors is expressly prohibited by such shareholder action from amending or repealing the particular bylaw acted upon by the shareholders.

Community Capital’s bylaws also provide that its shareholders may amend or repeal the Community Capital bylaws. Any notice of a meeting of shareholders at which bylaws are to be adopted, amended or repealed shall state that the purpose, or one of the purposes, of the meeting is to consider the adoption, amendment or repeal of bylaws and contain or be accompanied by a copy or summary of the proposal.

PARK STERLING	COMMUNITY CAPITAL

Park Sterling’s bylaws also provide that its shareholders may amend or repeal and replace the bylaws at any annual meeting or at a special meeting called for such purpose. However, no bylaw may be amended, repealed or adopted that is inconsistent with Article 6 of the Park Sterling articles of incorporation without the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Shareholders’ Rights of Dissent and Appraisal

The NCBCA provides that shareholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares. However, the NCBCA provides that for any merger, share exchange or sale or exchange of property, dissenters’ rights are not available to the shareholders of a corporation, such as Park Sterling, that is either listed on a national securities exchange or held by more than 2,000 shareholders of record, unless (i) the articles of incorporation of the corporation provide otherwise or (ii) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (a) cash, (b) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 shareholders of record, or (c) a combination of cash and such shares. Park Sterling’s articles of incorporation do not authorize any special dissenters’ rights.

The SCBCA provides that shareholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares. However, the SCBCA does not provide dissenters’ rights for corporations that are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

Special Meetings of Shareholders

Park Sterling’s bylaws provide that special meetings of the shareholders of Park Sterling may be called at any time by the Park Sterling board of directors, the chairman of the Park Sterling board of directors or Park Sterling’s Chief Executive Officer.

Community Capital’s bylaws provide that special meetings of the shareholders of Community Capital may be called by the Community Capital board of directors, the chair of the Community Capital board of directors, Community Capital’s Chief Executive Officer or upon written request to Community Capital’s Corporate Secretary by the holders of record of not less than 10% of Community Capital’s outstanding shares of stock entitled to vote at such meeting.

Shareholder Nominations and Shareholder Proposals

Park Sterling’s bylaws provide that persons may be nominated to the Park Sterling board of directors at Park Sterling’s annual meeting of shareholders: (i) by or at the direction of the Park Sterling board of directors or (ii) by any Park Sterling shareholder, if made pursuant to timely notice, generally between 60 and 90 days before the first anniversary of the preceding year’s annual meeting, and containing certain information delivered in writing to Park Sterling’s Corporate Secretary.

Similarly, any Park Sterling shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders must provide notice to Park Sterling’s Corporate Secretary, generally between 60 and 90 days before the anniversary of the preceding year’s annual meeting, and containing certain information delivered in writing to Park Sterling’s Corporate Secretary.

Community Capital’s bylaws provide that persons may be nominated to the Community Capital board of directors: (i) by the Community Capital board of directors or (ii) by any Community Capital shareholder, if made pursuant to timely notice, generally between 30 and 60 days before the first anniversary of the preceding year’s annual meeting or before the 10th day following the date on which notice of a special meeting of Community Capital’s shareholders for the election of directors is first given to Community Capital’s shareholders, and containing certain information delivered in writing to Community Capital’s Corporate Secretary.

Any Community Capital shareholder may make a proposal for consideration at a shareholder meeting by providing notice to Community Capital’s Corporate Secretary (1) with respect to any annual meeting, between 60 and 90 days before the anniversary of the preceding year’s annual meeting or (2) with respect to a special shareholders’ meeting, before the 10th day following the date on which notice of the special meeting is first given to Community Capital’s shareholders. In each case, the shareholder’s notice must contain a brief description of the business desired to be brought before the meeting, the shareholder’s name and address and number of shares held and any interest of that shareholder in the business that it seeks to bring before the meeting.

PARK STERLING	COMMUNITY CAPITAL

Directors

Number of Directors

Park Sterling’s articles of incorporation provide the Park Sterling board of directors shall have not less than six nor more than 19 directors, as determined from time to time by the affirmative vote of a majority of the directors then in office. Currently, the number of directors serving on the Park Sterling board of directors has been fixed at seven directors and there are seven directors serving on the board with no vacancies.

Community Capital’s bylaws provide the Community Capital board of directors shall have not less than five nor more than 25 directors, as determined from time to time by the affirmative vote of a majority of the directors then in office. Community Capital’s board of directors is currently fixed at 12 directors and there are currently 12 directors serving on the board with no vacancies.

Classification

Park Sterling’s articles of incorporation provide that the Park Sterling board of directors shall be divided into three classes, with directors serving staggered three-year terms.
In the event that the Community Capital board of directors consists of nine or more members, Community Capital’s articles of incorporation provide that the Community Capital board of directors shall be divided into three classes, with directors serving staggered three-year terms.

Election of Directors

Park Sterling’s bylaws provide that directors are to be elected by a plurality of the votes cast by the shares entitled to vote in the election of directors at a meeting at which a quorum is present.	Community Capital’s bylaws provide that directors are to be elected at each annual meeting of the shareholders by the affirmative vote of a plurality of the shares represented at such meeting.

Removal

Under Park Sterling’s bylaws, Park Sterling directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of Park Sterling capital stock entitled to vote in the election of directors, voting together as a single class. A director may not be removed by the shareholders at a meeting unless the notice of the meeting states that one of the purposes of the meeting is the removal of the director. If any directors are removed, new directors may be elected to fill the resulting vacancies at the same meeting. Notwithstanding the foregoing, the affirmative vote of the holders of not less than 80% of the outstanding shares of Park Sterling capital stock entitled to vote in the election of directors, voting together as a single class, is required to take any action inconsistent with the foregoing requirement.

Community Capital’s articles of incorporation provide that the entire Community Capital board of directors or any individual director may be removed without cause only by the affirmative vote of the holders of not less than 80% of Community Capital’s outstanding shares of common stock.

Community Capital’s bylaws provide that any director may be removed with cause only by (i) a majority vote of the Community Capital board of directors or (ii) a majority vote of the shares of Community Capital’s voting stock at a meeting at which only the removal and replacement of the director or directors in question shall be considered.

Vacancy

Park Sterling’s articles of incorporation provide that if a vacancy occurs on the Park Sterling board of directors between annual meetings of shareholders at which directors are elected, including vacancies resulting from an increase in the number of directors, the vacancy shall be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum or by a sole remaining director.

Community Capital’s bylaws provide that upon any vacancy among directors, including a vacancy created by an increase in the number of directors: (i) Community Capital’s shareholders may fill the vacancy; (ii) the Community Capital board of directors may fill the vacancy; or (iii) if the Community Capital directors remaining in office constitute fewer than a quorum of the Community Capital board of directors, they may fill the vacancy by the affirmative vote of a majority of all of the Community Capital directors remaining in office.

PARK STERLING	COMMUNITY CAPITAL

Discharge of Duties

The NCBCA requires that a director discharge his or her duties (i) in good faith, (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (iii) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation is not subject to any different duties or to a higher standard of care.

The SCBCA requires that a director discharge his or her duties (i) in good faith, (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (iii) in a manner the director reasonably believes to be in the best interests of the corporation.

Exculpation

Park Sterling’s articles of incorporation provide that the personal liability of each director of Park Sterling is eliminated to the fullest extent permitted by the NCBCA.	Community Capital’s articles of incorporation and bylaws are silent as to exculpation.

Consideration of Business Combinations

Neither Park Sterling’s articles of incorporation nor its bylaws specify any factors to which the Park Sterling board of directors must give consideration in evaluating a transaction involving a potential change in control of Park Sterling. For a discussion of the factors considered by the Park Sterling board of directors in connection with the merger, see “Proposal No.1 – The Merger—Park Sterling’s Reasons for the Merger.”

Community Capital’s articles of incorporation provide that the Community Capital board of directors, when evaluating any offer of another party to (i) make a tender offer or exchange offer for any equity security of Community Capital, (ii) merge or consolidate any other corporation with Community Capital or (iii) purchase or otherwise acquire all or substantially all of the assets of Community Capital, the Community Capital board of directors must, in connection with the exercise of its judgment in determining what is in the best interests of Community Capital and its shareholders, give due consideration to: (a) all relevant factors, including, without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of Community Capital and its subsidiaries, on the communities and geographical areas in which Community Capital and its subsidiaries operate or are located, and on any of the businesses and properties of Community Capital and its subsidiaries, as well as such other factors the Community Capital directors deem relevant; and (b) not only the consideration being offered in relation to the then current market price for Community Capital’s outstanding shares of capital stock, but also in relation to the then-current value of Community Capital in a freely negotiated transaction and in relation to the Community Capital board of directors’ estimate of the future value of Community Capital (including the unrealized value of its properties and assets) as an independent going concern. For a discussion of the factors considered by the Community Capital board of directors in connection with the merger, see “Proposal No. 1 – The Merger—Community Capital’s Reasons for the Merger and Recommendation of the Community Capital Board of Directors.”

PARK STERLING	COMMUNITY CAPITAL

Anti-Takeover Statutes

The North Carolina Control Share Acquisition Act is designed to protect shareholders of publicly owned corporations based and incorporated in North Carolina against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain types of shareholders. The act is triggered by the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of voting power for the election of directors. Under the act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until such rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation may require that their shares be redeemed at the highest price paid per share by the acquirer for any of the acquired shares. Park Sterling has opted out of the North Carolina Control Share Acquisition Act as permitted by that Act.

South Carolina law provides that, unless a corporation’s articles of incorporation or bylaws provide otherwise, shares that would have voting power that, when added to all other Community Capital shares owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares (directly or indirectly, alone or as a part of a group), to exercise or direct the exercise of one-fifth, one-third or a majority of the voting power of Community Capital in the election of directors, have no voting rights until such rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares in each voting group, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation or any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation may require that their shares be redeemed for their fair value immediately before the relevant corporate action. While corporations are permitted to opt out of this South Carolina law, Community Capital has not done so.

Indemnification of Directors and Officers

Under the NCBCA, a corporation may indemnify any director against liability if such person (i) acted in his or her official capacity as a director; (ii) conducted himself or herself in good faith; (iii) reasonably believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests of the corporation, and in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Also under the NCBCA, a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which such person was held liable to the corporation or in connection with a proceeding in which such person was held liable on the basis that personal benefit was improperly received by him or her.

Unless limited by its articles of incorporation, a North Carolina corporation must indemnify, against reasonable expenses incurred, a director who is wholly successful, on the merits or otherwise, in defending any proceeding to which the director was a party because of his or her status as a director of the corporation. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if that director furnishes the corporation a written undertaking to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against such expenses. A director may apply for court-ordered indemnification under certain circumstances.

Under the NCBCA, unless a corporation’s articles of incorporation provide otherwise, (i) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director and (ii) the corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director.

The SCBCA contains indemnification provisions comparable to the NCBCA. Community Capital’s articles of incorporation provide for indemnification, to the fullest extent legally permissible by the SCBCA, of any director or officer of Community Capital or any person serving in that capacity or as Community Capital’s representative in a partnership, joint venture, trust or other enterprise at Community Capital’s request against any and all expenses, liabilities and losses reasonably incurred by such person in connection therewith.

Community Capital’s bylaws require Community Capital to indemnify and hold harmless every person who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact such person is or was a Community Capital director or officer to the fullest extent legally permissible under and pursuant to the SCBCA against all expenses, liabilities and losses (including without limitation attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) suffered or reasonably incurred by such person. The right of indemnification is a contract right that may be enforced in any manner desired by the director or officer.

The determination that indemnification is permissible and the evaluation as to the reasonableness of expenses in a specific case is made, in the case of a director as provided by the SCBCA and, in the case of an officer, if authorized by the general or specific action of the Community Capital board of directors; provided, however, that, if a majority of the Community Capital board of directors has changed after the date of the alleged conduct giving rise to a claim for indemnification such determination and evaluation may, at the option of the person claiming indemnification, be made by special legal counsel agreed upon by the Community Capital board of directors and such director.

PARK STERLING	COMMUNITY CAPITAL

In addition and separate from the statutory indemnification rights discussed above, the NCBCA provides that a corporation may in its articles of incorporation or bylaws or by contract or resolution indemnify or agree to indemnify any one or more of its directors, officers, employees or agents against liability and expenses in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities. A corporation may not indemnify or agree to indemnify a person against liability or expenses he or she may incur on account of activities that were at the time taken known or believed by him or her to be clearly in conflict with the best interests of the corporation. A corporation may likewise and to the same extent indemnify or agree to indemnify any person who, at the request of the corporation, is or was serving as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan. Any such provision for indemnification also may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification and may further include provisions establishing reasonable procedures for determining and enforcing the rights granted therein.

Park Sterling’s articles of incorporation provide for indemnification, to the fullest extent permitted by the NCBCA, of any person whom Park Sterling is empowered to indemnify under the NCBCA against any and all expenses, liabilities or other matters referred to or covered in the NCBCA.

Park Sterling’s bylaws require Park Sterling to indemnify its directors and officers made party to a proceeding because he or she was a director or officer if the individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of Park Sterling and, in the case of any criminal proceeding, he or she had no reasonable cause to believe he or her conduct was unlawful. Park Sterling must also indemnify each director and officer for reasonable expenses, judgments, fines, penalties and amounts paid in settlement (including attorneys’ fees) incurred in connection with the enforcement of rights to indemnification, if the individual is successful, on the merits or otherwise, in the defense of any proceeding or any claim, issue or matter therein, or if it is determined that the director or officer is entitled to indemnification.

The determination concerning whether an officer or director is entitled to indemnification must be made (i) by the Park Sterling board of directors by a majority vote of the directors that are not parties to the proceeding; (ii) if a quorum of directors cannot be obtained, by a majority vote of a committee duly designated by the Park Sterling board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding; (iii) by special legal counsel selected by the Park Sterling board of directors or its committee; or (iv) by the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

Dividends and Other Distributions

The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would (i) render the corporation insolvent, (ii) make the corporation unable to meet its obligations as they become due in the ordinary course of business or (iii) result in the corporation’s total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Park Sterling is not subject to any other express restrictions on payments of dividends or other distributions.

The SCBCA prohibits a South Carolina corporation from making any distributions to shareholders if, after giving effect to such distribution: (i) the corporation would not be able to pay its debts as they become due in the usual course of business; or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

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Because Park Sterling is a holding company, however, the ability of Park Sterling to pay distributions to the holders of its common stock will largely depend upon the amount of dividends that Park Sterling Bank, which is subject to restrictions imposed by regulatory authorities, pays to Park Sterling. In addition, the Federal Reserve Board could oppose a distribution by Park Sterling if it determined that such a distribution would harm Park Sterling’s ability to support its bank subsidiary. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the Park Sterling Board. Park Sterling has not paid any dividends in the past and the Park Sterling board of directors currently does not intend to declare any dividends in the foreseeable future.

Like Park Sterling, since Community Capital is a bank holding company, the ability of Community Capital to pay distributions to Community Capital shareholders largely depends upon the amount of dividends CapitalBank may pay to it under regulatory guidelines and as the Federal Reserve Board will permit.

The Written Agreement prohibits Community Capital and CapitalBank from declaring or paying dividends, without the prior written approval of the Federal Reserve Bank of Richmond and the S.C. Board, respectively.

Liquidation Rights

In the event of any involuntary or voluntary liquidation, dissolution or winding-up of Park Sterling, holders of Park Sterling common stock are entitled to receive, after payment to the holders of all shares of Park Sterling preferred stock of the full preferential amounts to which such holders are entitled, the net assets of the corporation.

Because Park Sterling is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon the subsidiary’s liquidation or recapitalization are subject to the prior claims of the subsidiary’s creditors, except to the extent that Park Sterling may itself be a creditor with recognized claims against the subsidiary.

Holders of Community Capital common stock are entitled to all dividends declared and all assets of the corporation upon liquidation, subject to the rights of the holders of Community Capital’s preferred stock as established by the Community Capital board of directors.

Because Community Capital is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization are subject to prior claims of the subsidiary’s creditors, except to the extent that Community Capital may itself be a creditor with recognized claims against the subsidiary.

INFORMATION ABOUT PARK STERLING CORPORATION

General

Park Sterling was formed on October 6, 2010 to serve as the holding company for Park Sterling Bank and is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act. Park Sterling’s primary operations and business are its ownership of Park Sterling Bank, its sole subsidiary. Park Sterling’s offices are located at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina, 28204 and its phone number is (704) 716-2134.

Park Sterling Bank was incorporated on September 8, 2006 as a North Carolina-chartered commercial bank and is the wholly owned subsidiary of Park Sterling. Park Sterling Bank opened for business on October 25, 2006 at 1043 E. Morehead Street, Suite 201, in Charlotte, North Carolina. Park Sterling Bank opened a branch in Wilmington, North Carolina, in October 2007, in the SouthPark neighborhood of Charlotte, North Carolina, in July 2008, and in Charleston, South Carolina, in June 2011. In June 2011, Park Sterling Bank opened loan production offices in Raleigh, North Carolina and Greenville, South Carolina. In July 2011, Park Sterling Bank submitted an application to the N.C. Commissioner seeking regulatory approval to open a full service branch in Greenville, South Carolina and currently expects, as soon as it is practicable, to seek regulatory approval to open a full service branch in Raleigh, North Carolina. Management currently anticipates that Park Sterling Bank will open additional branch offices and/or loan production offices in its target markets in the future.

Park Sterling provides banking services to small and mid-sized businesses, owner-occupied and income producing real estate owners, real estate developers and builders, professionals and consumers doing business or residing within its target markets. Through its branches, Park Sterling Bank provides a wide range of banking products, including personal and business checking accounts, individual retirement accounts, business and personal money market accounts, certificates of deposit, overdraft protection, safe deposit boxes and online banking. Park Sterling’s lending activities include a range of short to medium-term commercial, real estate, residential mortgage and home equity and personal loans. Its objective since inception has been to provide the strength and product diversity of a larger bank and the service and relationship attention that characterizes a community bank. Park Sterling strives to develop a personal relationship with its clients while at the same time offering traditional deposit and loan banking services. At June 30, 2011, Park Sterling had approximately $610.7 million in assets, approximately $380.4  million in loans, approximately $403.9 million in deposits and approximately $173.6  million in shareholders’ equity.

Due to the diverse economic base of the markets in which it operates, Park Sterling believes it is not dependent on any one or a few clients or types of commerce whose loss would have a material adverse effect on Park Sterling.

As part of its operations, Park Sterling regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions eligible for bank holding company ownership or control. As a general rule, Park Sterling expects to publicly announce material transactions when a definitive agreement has been reached.

Recent Developments

In August 2010, Park Sterling Bank conducted its Public Offering, which raised gross proceeds of $150.2 million to facilitate a change in its business plan from primarily organic growth at a moderate pace over the next few years to seeking to acquire regional and community banks in the Carolinas and Virginia. Park Sterling intends to become a regional-sized multistate banking franchise through acquisitions and organic growth, seeking to reach a consolidated asset size of between $8 billion and $10 billion over the next several years. Park Sterling is committed to building a banking franchise that is noted for sound risk management, superior client service and exceptional client relationships.

On January 1, 2011, Park Sterling acquired all of the outstanding stock of Park Sterling Bank in a statutory share exchange transaction (Reorganization) effected under North Carolina law and in accordance with the terms of an Agreement and Plan of Reorganization and Share Exchange dated October 22, 2010. This agreement and the Reorganization were approved by Park Sterling Bank’s shareholders at a special meeting of Park Sterling Bank’s shareholders held on November 23, 2010. Pursuant to the Reorganization, shares of Park Sterling Bank’s common stock were exchanged for shares of Park Sterling’s common stock on a one-for-one basis. As a result, Park Sterling Bank became the sole subsidiary of Park Sterling, Park Sterling became the holding company for Park Sterling Bank and the shareholders of Park Sterling Bank became shareholders of Park Sterling.

As part of Park Sterling Bank’s change in strategy, immediately following the Public Offering, Park Sterling Bank reduced the size of its board of directors from thirteen members to six members, maintaining two of the sitting directors, Larry W. Carroll and Thomas B. Henson, and adding four new directors, Walter C. Ayers, Leslie M. (Bud) Baker, James C. Cherry and Jeffrey S. Kane. Mr. Baker was named Chairman of the board of directors upon becoming a member. In March 2011, the board of directors of Park Sterling, which mirrors that of Park Sterling Bank, approved expanding its membership to seven and appointed Jean E. Davis as a director.

Park Sterling Bank also reorganized its management team following the Public Offering. The new executive management team includes James C. Cherry, who became the Chief Executive Officer; David L. Gaines, who became the Chief Financial Officer; Nancy J. Foster, who became the Chief Risk Officer; and Bryan F. Kennedy, III, who was the President and Chief Executive Officer and remains the President.

As part of its operations, Park Sterling regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions eligible for bank holding company ownership or control. As a general rule, Park Sterling expects to publicly announce material transactions when a definitive agreement has been reached.

Market Area

Park Sterling’s current primary market area consists of the Charlotte and Wilmington, North Carolina MSAs. During 2011, Park Sterling opened a branch office in Charleston, South Carolina and has employed a veteran banker to serve as the South Carolina Market President. Park Sterling also opened loan production offices in Raleigh, North Carolina and Greenville, South Carolina. Park Sterling Bank plans to open additional branch offices and/or loan production offices in its target markets in the future. Additional information regarding each of these locations is provided below.

Charlotte. Charlotte, the largest city in North or South Carolina, anchors an MSA with a total population of approximately 1.8 million in 2010, according to the Charlotte Chamber of Commerce. According to the U.S. Census Bureau, the population for the Charlotte-Gastonia-Rock Hill MSA increased 34.8% from 2000 to 2010. This population is expected to grow 14.8% between 2010 and 2015. Charlotte is a significant financial center and is currently home to nine Fortune 500 companies. Charlotte also has concentrations in the transportation, utilities, education, professional services and construction sectors. The 2010 median household income for the Charlotte MSA was $62,215 and is projected to grow 13.2% over the next five years.

Wilmington. Wilmington, a historic seaport and the largest city on the coast of North Carolina, anchors a metropolitan area covering New Hanover, Brunswick and Pender counties with a 2010 population of 367,101. The U.S. Census Bureau estimates that Wilmington’s MSA is expected to grow 13.2% from 2010 to 2015. Wilmington’s economy is diversified and includes tourism, shipping, pharmaceutical development, chemical and aircraft component manufacturing, and fiber optic industries. Wilmington is also a regional retail and medical center, with the New Hanover Regional Medical Center/Cape Fear Hospital ranking in the top ten largest medical facilities in the state. The median household income in 2010 for the Wilmington MSA was $49,403 and is projected to increase 13.2% over the next five years.

Charleston. Charleston, the second largest city in South Carolina, is located on the state’s coastline. According to the U.S. Census Bureau, the population for the Charleston-North Charleston-Summerville MSA was 671,833, a 22.3% increase since 2000. The area’s population is projected to grow 10.3% from 2010 to 2015. Charleston is the largest business and financial center for the southeastern section of South Carolina. The city is a popular tourist destination, with a large number of restaurants, hotels and retail stores. The manufacturing, shipping and medical industries are also key economic sectors in Charleston. The 2010 median household income for the Charleston MSA was $51,065 and is expected to grow 12.6% from 2010 to 2015.

Raleigh.  Raleigh, the capital city of North Carolina, is located in the metropolitan area covering Wake, Johnston, and Franklin counties.  The Raleigh-Cary MSA had a total population of approximately 1.2 million in 2010, and is expected to grow 19.4% over the next five years.  Raleigh is part of North Carolina’s Research Triangle, an eight-county region that is home to numerous high-tech companies and enterprises.  Other industries present in the economy include banking/financial services, electrical and medical equipment, wholesale distribution, and pharmaceuticals.  The median household income in 2010 for the Raleigh-Cary MSA was $68,373 and is projected to increase 15.4% over the next five years.

Greenville.  Greenville, located within the largest county in South Carolina, is on the Interstate 85 corridor, approximately halfway between Atlanta and Charlotte.  According to the U.S. Census Bureau, the population for the Greenville-Mauldin-Easley MSA was 644,096, a 15.0% increase since 2000.  The area’s population is projected to grow 7.4% between 2010 and 2015.  Greenville’s economy, formerly based largely around textiles, is now dominated by the manufacturing, automotive research, and healthcare industries.  The city is the home of Michelin’s North American headquarters.  The 2010 median household income for the Greenville MSA was $50,114 and is expected to grow 11.4% by 2015.

Competition

Park Sterling Bank competes for deposits in its banking markets with other commercial banks, savings banks and other thrift institutions, credit unions, agencies issuing U.S. government securities, and all other organizations and institutions engaged in money market transactions. In its lending activities, Park Sterling competes with all other financial institutions as well as consumer finance companies, mortgage companies and other lenders. Commercial banking in the Charlotte and Wilmington markets, and in its targeted markets of the Carolinas and Virginia generally, is extremely competitive.

There were a total of 48 FDIC-insured institutions operating in the Charlotte MSA as of June 30, 2010. Those institutions operated 447 offices within the Charlotte MSA, holding approximately $90 billion in deposits. Of those institutions, Park Sterling ranked twelfth in deposit market share, holding 0.43% of the total dollar amount of deposits held in the market.

The Wilmington MSA, although smaller than the Charlotte market, is also very competitive. As of June 30, 2010, a total of 23 institutions operated 138 offices within the MSA, holding approximately $6 billion in deposits. Park Sterling Bank ranked eighteenth in deposit market share in the Wilmington MSA with 0.58% of the total dollar amount of deposits in the market.

Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, the quality of client service, community reputation, continuity of personnel and services, and, in the case of larger commercial clients, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of Park Sterling Bank’s competitors have greater resources, broader geographic markets and higher lending limits than Park Sterling Bank does, and they can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than can Park Sterling Bank. To counter these competitive disadvantages, Park Sterling Bank depends on its reputation as a community bank in its local market s, its direct client contact, its ability to make credit and other business decisions locally, and its personalized service.

In recent years, federal and state legislation has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly. Additionally, with the elimination of restrictions on interstate banking, a North Carolina commercial bank may be required to compete not only with other North Carolina-based financial institutions, but also with out-of-state financial institutions which may acquire North Carolina institutions, establish or acquire branch offices in North Carolina, or otherwise offer financial services across state lines, thereby adding to the competitive atmosphere of the industry in general. In terms of assets, Park Sterling Bank is currently one of the smaller commercial banks in North Carolina.

Employees

As of August 31, 2011, Park Sterling employed a total of 86 people and had 84 full time equivalent employees (FTEs).  Park Sterling is not a party to a collective bargaining agreement, and it considers its relations with employees to be good.

Regulatory Considerations

Bank holding companies and commercial banks, such as Park Sterling and Park Sterling Bank, are subject to extensive supervision and regulation by federal and state agencies. Certain material elements of this regulatory environment, including minimum capital requirements and significant features of recent financial reform legislation, are described under “Supervision and Regulation.”

Properties

Park Sterling leases 16,265 square feet in a building located at 1043 E. Morehead Street, Charlotte, North Carolina that serves as its corporate headquarters and a branch office location. In February 2011, Park Sterling leased 7,965 square feet in a building adjacent to the Morehead Street location to accommodate Park Sterling’s expanding operations. Both of the buildings are owned by an entity with respect to which a former director of Park Sterling Bank is president.

Park Sterling owns its branch office location in the SouthPark neighborhood of Charlotte, North Carolina and leases a branch office location in Wilmington, North Carolina. In February 2011, Park Sterling leased an office location in Charleston, South Carolina, where Park Sterling Bank opened a branch in June 2011. In May 2011, Park Sterling leased office locations in Raleigh, North Carolina and Greenville, South Carolina, where Park Sterling Bank  opened loan production offices. Management believes the terms of the various leases are consistent with market standards and were arrived at through arm’s-length bargaining.

Legal Proceedings

There are no pending material legal proceedings to which Park Sterling is a party or of which any of its property is subject. In addition, Park Sterling is not aware of any threatened litigation, unasserted claims or assessments that could have a material adverse effect on Park Sterling’s business, operating results or financial condition.

Park Sterling’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Recent Events

Park Sterling was formed on October 6, 2010 to serve as the holding company for Park Sterling Bank and is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act. At present, Park Sterling’s primary operations and business are that of owning Park Sterling Bank.

Park Sterling Bank was incorporated on September 8, 2006 as a North Carolina-chartered commercial bank and is a subsidiary of Park Sterling. Park Sterling Bank opened for business on October 25, 2006 at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina. Park Sterling Bank opened a branch in Wilmington, North Carolina, in October 2007, in the SouthPark neighborhood of Charlotte, North Carolina, in July 2008, and in Charleston, South Carolina, in June 2011. In June 2011, Park Sterling opened loan production offices in Raleigh, North Carolina, and Greenville, South Carolina.

On January 1, 2011, Park Sterling acquired all of the outstanding common stock of Park Sterling Bank, on a one-for-one basis, in a statutory share exchange transaction effected under North Carolina law and in accordance with the terms of an Agreement and Plan of Reorganization and Share Exchange dated October 22, 2010. Prior to January 1, 2011, Park Sterling conducted no operations other than obtaining regulatory approval for the Reorganization. The Consolidated Financial Statements of Park Sterling Corporation as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 and the Notes thereto (Park Sterling Annual Financial Statements) under “Financial Statements,” and the discussion of those financial statements included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as market data and all other operating information presented herein, are those of Park Sterling Bank on a stand-alone basis.

In August 2010, Park Sterling Bank conducted the Public Offering which raised gross proceeds of $150.2 million to facilitate a change in its business plan from primarily organic growth at a moderate pace over the next few years to seeking to acquire regional and community banks in the Carolinas and Virginia. Park Sterling intends to become a regional-sized multistate banking franchise through acquisitions and organic growth, seeking to reach a consolidated asset size of between $8 billion and $10 billion over the next several years. Park Sterling expects that typically it would fund any such acquisitions through a combination of the issuance of stock and cash as payment of the consideration in such acquisition. Depending on the timing and magnitude of any particular future acquisition, Park Sterling anticipates that it will seek additional equity capital or issue indebtedness at some point to fund its growth strategy, although it currently has no plans with respect to any such issuance. Park Sterling is committed to building a banking franchise that is noted for sound risk management, superior client service and exceptional client relationships.

As part of Park Sterling Bank’s change in strategy, immediately following the Public Offering, Park Sterling Bank reduced the size of its board of directors from thirteen members to six members, maintaining two of the sitting directors, Larry W. Carroll and Thomas B. Henson, and adding four new directors, Walter C. Ayers, Leslie M. (Bud) Baker, James C. Cherry and Jeffrey S. Kane. Mr. Baker was named Chairman of the board of directors upon becoming a member. In March 2011, the board of directors of Park Sterling, which mirrors that of Park Sterling Bank, approved expanding its membership to seven and appointed Jean E. Davis as a director.

Park Sterling Bank also reorganized its management team following the Public Offering. The new executive management team includes James C. Cherry, who became the Chief Executive Officer; David L. Gaines, who became the Chief Financial Officer; Nancy J. Foster, who became the Chief Risk Officer; and Bryan F. Kennedy, III, who was the President and Chief Executive Officer and remains the President.

On March 30, 2011, Park Sterling and Community Capital entered into the merger agreement.

Recent Accounting Pronouncements

See Note 2 – Recent Accounting Pronouncements to the Unaudited Consolidated Financial Statements of Park Sterling Corporation as of and for the three months and six months  ended June 30, 2011 and June 30, 2010 and the Notes thereto (Park Sterling Quarterly Financial Statements, and together with the Park Sterling Annual Financial Statements, the Park Sterling Financial Statements) for a description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

Critical Accounting Policies

In the preparation of its financial statements, Park Sterling has adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and in accordance with general practices within the banking industry. Park Sterling’s significant accounting policies are described in Note B — Summary of Significant Accounting Policies to the Park Sterling Annual Financial Statements. While all of these policies are important to understanding the Park Sterling Financial Statements, certain accounting policies described below involve significant judgment and assumptions by management of Park Sterling that have a material impact on the carrying value of certain assets and liabilities. Park Sterling considers these accounting policies to be critical accounting policies. The judgment and assumptions Park Sterling uses are based on historical experience and other factors, which it believes to be reasonable under the circumstances. Because of the nature of the judgment and assumptions Park Sterling makes, actual results could differ from these judgments and assumptions and could have a material impact on the carrying values of its assets and liabilities and its results of operations.

Allowance for Loan Losses. The allowance for loan losses is based upon management’s ongoing evaluation of the loan portfolio and reflects an amount considered by management to be its best estimate of known and inherent losses in the portfolio as of the balance sheet date. The determination of the allowance for loan losses involves a high degree of judgment and complexity. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions, statutory examinations of the loan portfolio by regulatory agencies, independent loan reviews performed periodically by third parties, delinquency information, management’s internal review of the loan portfolio, and other relevant factors. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require Park Sterling to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination. Although provisions have been established by loan segments based upon management’s assessment of their differing inherent loss characteristics, the entire allowance for losses on loans is available to absorb further loan losses in any segment. Further information regarding Park Sterling’s policies and methodology used to estimate the allowance for possible loan losses is presented in Note D — Loans to the Park Sterling Annual Financial Statements.

Income Taxes. Income taxes are provided based on the asset-liability method of accounting, which includes the recognition of deferred tax assets (DTAs) and liabilities for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. In general, Park Sterling records a DTA when the event giving rise to the tax benefit has been recognized in the consolidated financial statements.

As of June 30, 2011, December 31, 2010 and December 31, 2009, Park Sterling had a DTA in the amount of approximately $10.6 million, $7.4 million and $2.9 million, respectively. Park Sterling evaluates the carrying amount of its DTA on a quarterly basis in accordance with the guidance provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 (ASC 740), in particular, applying the criteria set forth therein to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that some portion, or all, of the DTA will not be realized within its life cycle, based on the weight of available evidence. In most cases, the realization of the DTA is dependent upon Park Sterling generating a sufficient level of taxable income in future periods, which can be difficult to predict. If Park Sterling’s forecast of taxable income within the carryforward periods available under applicable law is not sufficient to cover the amount of net deferred assets, such assets may be impaired. Based on the weight of available evidence, Park Sterling has determined that it is more likely than not that it will be able to fully realize the existing DTA and therefore considers it appropriate not to establish a DTA valuation allowance at either June 30, 2011, December 31, 2010 or December 31, 2009.

Park Sterling considers all available evidence, positive and negative, to determine whether a DTA allowance is appropriate. In conducting the DTA analysis, Park Sterling believes it is essential to differentiate between the unique characteristics of each industry or business. In particular, characteristics such as business model, level of capital and reserves held by financial institutions and their ability to absorb potential losses are important distinctions to be considered for bank holding companies like Park Sterling.

Negative Evidence. Park Sterling considered the following five areas of potential negative evidence identified in ASC 740 as part of its DTA analysis:

1.	Rolling twelve-quarter cumulative loss.

Park Sterling commenced operations in late 2006, attained profitability in the third quarter of 2008 and remained profitable through the second quarter of 2010 before its business was materially impacted by the recent significant economic downturn. As a result, Park Sterling moved into a rolling twelve-quarter cumulative pre-tax loss position during the third quarter of 2010. ASC 740 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. However, Park Sterling evaluates the circumstances behind those losses and considers them in the context of the current economic environment and the significant changes it has made over the past year to address the circumstances underlying the losses.

As of June 30, 2011, Park Sterling’s cumulative pre-tax loss position was $21.5 million and was driven, in large part, by rolling twelve-quarter cumulative provision expenses of $29.2 million. This high level of provision expense reflects the negative impact on Park Sterling’s loan portfolio from the effects of the extended economic downturn. The risk of loan loss is inherent to the banking industry. Park Sterling considered the special circumstances of the economic environment of the last few years, which led to these high historical provision levels and believes they are unlikely to be repeated going forward, given changes in Park Sterling’s lending practices, business strategy, risk tolerance, capital levels and operating practices.

Based on current internal loss data analysis, approximately 80% of Park Sterling’s rolling twelve-quarter cumulative provision expense of $29.2 million is associated with C&D lending (which was the hardest hit as a result of the economic downturn), of which at least 70% is related to residential-oriented exposures. Prior to the Public Offering in August 2010, Park Sterling had allowed an excessive concentration to build in C&D exposures, which peaked at $159 million, or 43% of total loans, in the fourth quarter of 2008. Shortly prior to the Public Offering in the second quarter of 2010, C&D exposures were $124 million, or 31% of total loans. Following the Public Offering, Park Sterling reconstituted its executive management team with significant new hires, immediately curtailed originating new residential C&D exposures and significantly tightened standards for all other types of C&D lending. These changes reflect both Park Sterling’s new business strategies and risk tolerance, which include building a more diversified loan portfolio both by geography and product type. As of June 30, 2011, C&D exposures have been reduced to $70.7 million, or 19% of total loans.

Park Sterling has also significantly strengthened its lending practices since the Public Offering including the additions of a new chief risk officer, chief credit officer, head of special assets, manager of credit underwriting and additional credit underwriters. Park Sterling believes it has remediated many of the circumstances that led to the rolling twelve-quarter cumulative pre-tax loss position and does not expect these losses to continue in the future.

2.	History of operating loss or tax credit carryforwards expiring unused.

Park Sterling has no history of operating loss or tax carryforwards expiring unused.

3.	Losses expected in early future years.

Park Sterling expects to be profitable in early future years, as described in detail below.

4.	Unsettled circumstances that would adversely affect future operations and profit levels.

Park Sterling is not currently aware of any unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.

5.	Carryback or carryforward period that is so brief it would limit realization of tax benefits.

The earliest expiration date for Park Sterling’s net operating loss carryforwards is December 31, 2030, leaving over nineteen years for recognition.

Positive Evidence. Park Sterling considered the following sources of future taxable income identified in ASC 740 as positive evidence to weigh against the negative evidence described above.

1.	Future reversals of existing taxable temporary differences and carryforwards.

Park Sterling’s largest future reversal relates to its allowance for loan losses, which totaled $11.3 million as of June 30, 2011. Current tax, accounting and regulatory treatment of the allowance generally results in substantial taxable temporary differences for financial institutions engaged in lending activities. The following is a brief description of Park Sterling’s expectations regarding recognition or reversal of the major components of the allowance:

•
Specific reserves, which totaled $2.0 million at June 30, 2011, relate to identified impairments and are based on individual loan-collectability analyses. Park Sterling estimates that specific reserves will generally reverse within two quarters of establishment, and believes these reserves are very unlikely to remain unaddressed after three quarters of establishment. To be conservative, specific reserves are assumed to reverse within one year.

•
Quantitative reserves, which totaled $7.5 million at June 30, 2011, are based on model-driven estimates of inherent loss content in the performing loan portfolio. Park Sterling estimates that quantitative reserves will generally reverse within six-to-eight quarters of establishment. However, the average life of the underlying loan pool is generally assumed to be approximately 3.12 years. To be conservative, quantitative reserves are assumed to reverse within approximately three years.

•
Qualitative reserves, which totaled $1.9 million at June 30, 2011, are based on framework-driven estimates of inherent loss content in the performing loan portfolio not captured by the quantitative reserves identified above. Park Sterling estimates that qualitative reserves will generally reverse within six-to-eight quarters of establishment. However, the average life of the underlying loan pool is generally assumed to be approximately 3.12 years. To be conservative, qualitative reserves are assumed to reverse within approximately three years.

Therefore, Park Sterling expects the full allowance-driven component of its DTA to reverse within approximately three years, meaning either (i) Park Sterling will generate sufficient taxable income to fully utilize these reversals through reduced tax payments or (ii) these reversals will shift to net operating loss carryforwards with an expected 20-year life, which would be utilized as Park Sterling generates sufficient taxable income over that period.

2.	Future taxable income, exclusive of reversing temporary differences and carryforwards.

Projecting future taxable income requires estimates and judgments about future events that may be predictable, but that are less certain than past events that can be objectively measured. In projecting future taxable income, Park Sterling considered the significant change in its strategy that occurred in mid-2010, from previously growing organically at a moderate pace to creating a regional bank across Virginia and the Carolinas through a combination of mergers and acquisitions and accelerated organic growth. This transition was facilitated by the completion of its $150.2 million capital raise in August 2010 and the addition of new executive management and additional independent board members. Park Sterling is focused on long-term results and, as discussed elsewhere in this Proxy Statement/Prospectus, has taken actions to achieve this objective, including:

•	Addressing legacy problem assets, particularly C&D related exposures, to move more rapidly through the cycle;

•	Entering into the merger agreement with Community Capital to expand its market into South Carolina and to enter into new business lines, such as wealth management;

•	Hiring experienced bankers and opening de novo offices in three new markets (Charleston, South Carolina, the upstate region of South Carolina and the Research Triangle region of North Carolina);

•	Hiring bankers to begin a new asset-based lending line of business; and

•	Significantly strengthening the leadership team with the addition of a new chief credit officer, head of special assets, head of managerial reporting, chief accounting officer and other positions.

The progress already made indicates that the new strategy is well on track to achieve its intended objectives. Park Sterling’s management presents, on a monthly basis, a forecast to the board of directors including a baseline budget and a pro forma merger budget, each of which is subject to conservative assumptions. As described below, whether evaluating Park Sterling on a standalone basis or on a pro forma basis including Community Capital, it is expected that future taxable income sufficient to fully utilize Park Sterling’s DTA will be generated within the next 2.5 to 3.5 years.

The baseline budget assumes (i) significantly reduced loan production estimates from the de novo offices; (ii) no benefit from merger and acquisition activity (although Community Capital merger-related costs, the expense run rate associated with build-out to support merger activity and merger-related due diligence expenses are included); and (iii) limited deployment of the capital raised in the Public Offering. Under the baseline budget, Park Sterling expects pre-tax profitability levels to fully absorb the DTA over approximately 3.5 years.

The pro forma budget incorporates the baseline budget with Community Capital’s existing, stand-alone outlook through 2012 and includes adjustments for certain merger-related items and assumes no revenue synergies from bringing Community Capital’s wealth management, mortgage banking and cash management businesses to Park Sterling’s existing markets or customers. Even under these conservative assumptions, Park Sterling expects its pre-tax pro forma profitability, incorporating the planned merger with Community Capital, to build to levels that fully absorb the existing DTA over approximately 2.5 years. Further, the pro forma company is expected to be profitable in its first combined reporting period.

3.	Tax-planning strategies that could, if necessary, be implemented.

As provided by ASC 740, Park Sterling considers certain prudent and feasible tax-planning strategies that, if implemented, could prevent an operating loss or tax credit carryforward from expiring unused and could result in realization of the existing DTA. These strategies include increasing assets and redeployment of existing assets, as described below. Park Sterling has no present intention to implement such strategies.

In each quarter since its Public Offering, Park Sterling has maintained substantial levels of excess capital. As of June 30, 2011, Park Sterling maintained a Tier 1 Leverage Ratio (Tier 1 risk-based capital to average assets) of 27.07%, which is significantly greater than the 10.00% Park Sterling committed to the FDIC to maintain for the first three years after the Public Offering. Park Sterling could add significant additional assets to its balance sheet without violating its commitment to the FDIC, which,  using currently available investment yields and funding costs, would produce annual ordinary income once fully deployed sufficient to fully absorb the existing DTA within 3 years.

Park Sterling could also redeploy existing cash and investments, including municipal securities, interest-earning balances at banks and federal funds sold, to generate additional profitability. Park Sterling expects that these tax-planning strategies could generate taxable income in the first full reporting period after deployment and, together, these strategies could generate annual ordinary income sufficient to fully absorb the existing DTA within 2.5 years.

Based on the weight of available evidence, Park Sterling has determined that it is more likely than not that it will be able to fully realize the existing DTA. Specifically, the negative evidence is tempered by the unusual and temporary circumstances created by the recent significant economic downturn and significant changes in Park Sterling’s lending practices, management, capital levels, growth strategy, risk tolerance, and operating practices. The implementation of such changes has already led to improved asset quality measures since the fourth quarter of 2010. Further, the positive evidence, even though based on conservative assumptions, indicates that Park Sterling has many opportunities through various means to generate income at a sufficient enough level to fully absorb the DTA within approximately 3.5 years, which is well within the life of the existing DTA, portions of which expire at the earliest in 2030.

Park Sterling’s management, in conjunction with the board of directors, will continue to evaluate the carrying value of its DTA on a quarterly basis, in accordance with ASC 740.

Fair Value Measurements. As a financial services company, the carrying value of certain financial assets and liabilities is impacted by the application of fair value measurements, either directly or indirectly. In certain cases, an asset or liability is measured and reported at fair value on a recurring basis, such as available-for-sale investment securities. In other cases, management must rely on estimates or judgments to determine if an asset or liability not measured at fair value warrants an impairment write-down or whether a valuation reserve should be established. Given the inherent volatility, the use of fair value measurements may have a significant impact on the carrying value of assets or liabilities, or result in material changes to the financial statements, from period to period.

Detailed information regarding fair value measurements can be found in Note M — Fair Value of Financial Instruments to the Park Sterling Annual Financial Statements. The following is a summary of those assets that may be affected by fair value measurements, as well as a brief description of the current accounting practices and valuation methodologies employed by Park Sterling:

Available-for-Sale Investment Securities. Investment securities classified as available-for-sale are measured and reported at fair value on a recurring basis. For most securities, the fair value is based upon quoted market prices or determined by pricing models that consider observable market data. However, the fair value of certain investment securities must be based upon unobservable market data, such as nonbinding broker quotes and discounted cash flow analysis or similar models, due to the absence of an active market for these securities. As a result, management’s determination of fair value for these securities is highly dependent on subjective or complex judgments, estimates and assumptions, which could change materially between periods.

Impaired Loans. For loans considered impaired, the amount of impairment loss recognized is determined based on a discounted cash flow analysis or the fair value of the underlying collateral if repayment is expected solely from the sale of the collateral. The vast majority of the collateral securing impaired loans is real estate, although it may also include accounts receivable and equipment, inventory or similar personal property.

Results of Operations for the Three Months and Six Months Ended June 30, 2011 and June 30, 2010

Summary. The following table summarizes components of income and expense and the changes in those components for the three and six months ended June 30, 2011 and June 30, 2010 (dollars in thousands):

Condensed Consolidated Statements of Income (Loss)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2011	2010	Change		2011	2010	Change
	(Unaudited)		$	%	(Unaudited)		$	%

Gross interest income	$5,359	$5,638	$(279)	-4.9%	$11,013	$11,289	$(276)	-2.4%
Gross interest expense	1,587	1,882	(295)	-15.7%	3,285	3,782	(497)	-13.1%
Net interest income	3,772	3,756	16	0.4%	7,728	7,507	221	2.9%

Provision for loan losses	3,245	1,094	2,151	196.6%	7,707	2,625	5,082	193.6%

Noninterest income	44	24	20	83.3%	116	62	54	87.1%
Noninterest expense	5,474	2,477	2,997	121.0%	9,708	4,519	5,189	114.8%
Net income (loss) before taxes	(4,903)	209	(5,112)	-2,445.9%	(9,571)	425	(9,996)	-2,352.0%

Income tax expense (benefit)	(1,789)	36	(1,825)	-5,069.4%	(3,570)	95	(3,665)	-3,857.9%

Net income (loss)	$(3,114)	$173	$(3,287)	-1,900.0%	$(6,001)	$330	$(6,331)	-1,918.5%

Net Income (Loss). The net loss for the three months ended June 30, 2011 was $3.1 million compared to net income of $0.2 million for the same period in 2010. This decrease of $3.3 million resulted primarily from a $2.1 million increase in provision for loan losses and an increase in noninterest expense of $3.0 million, partially offset by a $1.8 million increase in tax benefits. The net loss for the six months ended June 30, 2011 was $6.0 million compared to net income of $0.3 million for the same period in 2010. This decrease of $6.3 million resulted primarily from a $5.1 million increase in provision for loan losses and an increase in noninterest expense of $5.2 million, partially offset by a $3.7 million increase in tax benefits and $0.3 million in increased net interest and noninterest income.

Annualized return on average assets decreased during the six-month period ended June 30, 2011 to (1.95)% from 0.14% for the same period ended June 30, 2010. Annualized return on average equity also decreased from 1.41% for the six-month period ended June 30, 2010 to (6.82)% for the same period in 2011.

Net Interest Income. Park Sterling’s largest source of earnings is net interest income, which is the difference between interest income on interest-earning assets and interest paid on deposits and other interest-bearing liabilities. The primary factors that affect net interest income are changes in volume and yields of earning assets and interest-bearing liabilities, which are affected, in part, by management’s responses to changes in interest rates through asset/liability management. Net interest income increased modestly to $3.8 million for the three-month period ended June 30, 2011 from $3.7 million for the same period in 2010. During the six-month period ended June 30, 2011, net interest income was $7.7 million as compared to $7.5 million in 2010, an increase of $0.2 million, or 2.9%.

Total average interest-earning assets increased by $118.0 million, or 25.4%, to $582.2 million for the three months ended June 30, 2011 from $464.2 million for the same period in the previous year. Park Sterling experienced growth in the average balances of interest-earning assets, specifically federal funds sold and investment securities available-for-sale, due to the investment of the net proceeds from the Public Offering. The average balance of federal funds sold increased $39.8 million along with an increase in average balance of investment securities available-for-sale of $91.2 million.

Total average interest-earning assets increased by $125.0 million, or 27.1%, to $586.3 million for the six months ended June 30, 2011 from $461.3 million for the same period in the previous year. Park Sterling experienced growth in the average balances of interest-earning assets, specifically federal funds sold and investment securities available-for-sale, due to the investment of the net proceeds from the Public Offering. The average balance of federal funds sold increased $38.6 million along with an increase in average balance of investment securities available-for-sale of $92.3 million.

Average balances of total interest-bearing liabilities increased nominally in the second quarter of 2011, with average total interest-bearing deposit balances increasing by $2.2 million, or 0.6%, to $404.5 million from $402.3 million for the same period in 2010. Average brokered deposits declined by $32.8 million from the previous year as management reduced Park Sterling’s wholesale funding. This decline in brokered deposits was more than offset by an increase in other average deposits of $49.6 million in the first six months of 2011 as compared to the same period in 2010. This increase in other average deposits includes an increase in average noninterest-bearing deposits of $10.8 million, or 37.2%, to $39.7 million at June 30, 2011 and an increase in average savings and money market deposits of $50.5 million, or 112.1%, to $95.5 million at June 30, 2011.

Park Sterling’s net interest margin decreased from 3.25% in the three-month period ended June 30, 2010 to 2.60% in the same period in 2011 as a result of lower yields on investments and the loss of income on nonaccrual loans. Interest paid on funding sources for the three months ended June 30, 2011 totaled $1.6 million, reflecting a 1.57% cost of interest-bearing liabilities. For the same period in 2010, interest of $1.9 million was paid at a cost of interest-bearing liabilities of 1.88%.

Average balances of total interest-bearing liabilities decreased in the first half of 2011, with average total interest-bearing deposit balances decreasing by $2.7 million, or 0.7%, to $398.4 million in 2011 from $401.1 million for the same period in 2010. Average brokered deposits declined by $32.1 million from the previous year as management reduced Park Sterling’s wholesale funding. This decline in brokered deposits was more than offset by an increase in other average deposits of $45.3 million in the first half of 2011 as compared to the same period in 2010. This increase in other average deposits includes an increase in average noninterest-bearing deposits of $10.9 million, or 40.0%, to $38.4 million at June 30, 2011 and an increase in average savings and money market deposits of $39.8 million, or 92.6%, to $82.7 million at June 30, 2011.

Park Sterling’s net interest margin decreased from 3.28% in the six-month period ended June 30, 2010 to 2.66% in the same period in 2011 as a result of lower yields on investments and the loss of income on nonaccrual loans. Interest paid on funding sources for the six months ended June 30, 2011 totaled $3.3 million, reflecting a 1.66% cost of interest-bearing liabilities. For the same period in 2010, interest of $3.8 million was paid at a cost of interest-bearing liabilities of 1.90%.

The following tables summarize net interest income and average yields and rates paid for the periods indicated (dollars in thousands):

Average Balance Sheets and Net Interest Analysis

	For the Three Months Ended June 30,
	2011			2010
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Interest-earning assets:
Loans, including fees (1)	$385,893	$4,450	4.63%	$400,076	$5,169	5.18%
Federal funds sold	56,611	33	0.23%	16,813	9	0.21%
Taxable investment securities	117,414	684	2.33%	28,093	285	4.06%
Tax-exempt investment securities	15,988	181	4.53%	14,253	160	4.49%
Other interest-earning assets	6,248	11	0.71%	4,932	15	1.22%

Total interest-earning assets	582,154	5,359	3.69%	464,167	5,638	4.87%

Allowance for loan losses	(11,684)			(8,463)
Cash and due from banks	29,415			8,014
Premises and equipment	4,705			4,621
Other assets	17,689			9,917

Total assets	$622,279			$478,256

Liabilities and shareholders' equity
Interest-bearing liabilities:
Interest-bearing demand	$11,968	$4	0.13%	$11,113	$2	0.07%
Savings and money market	95,548	172	0.72%	45,053	87	0.77%
Time deposits - core	169,072	644	1.53%	181,574	874	1.93%
Time deposits - brokered	99,553	436	1.76%	132,394	586	1.78%
Total interest-bearing deposits	376,141	1,256	1.34%	370,134	1,549	1.68%
Federal Home Loan Bank advances	20,000	141	2.83%	20,000	141	2.83%
Other borrowings	8,376	190	9.10%	12,166	192	6.33%
Total borrowed funds	28,376	331	4.68%	32,166	333	4.15%

Total interest-bearing liabilities	404,517	1,587	1.57%	402,300	1,882	1.88%

Net interest rate spread		3,772	2.12%		3,756	3.00%

Noninterest-bearing demand deposits	39,711			28,939
Other liabilities	2,985			255
Shareholders' equity	175,066			46,762

Total liabilities and shareholders' equity	$622,279			$478,256

Net interest margin			2.60%			3.25%

(1) Average loan balances include nonaccrual loans.

Average Balance Sheets and Net Interest Analysis

	For the Six Months Ended June 30,
	2011			2010
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Interest-earning assets:
Loans, including fees (1)	$391,449	$9,208	4.74%	$397,771	$10,312	5.23%
Federal funds sold	54,679	63	0.23%	16,044	18	0.23%
Taxable investment securities	119,408	1,365	2.29%	28,267	611	4.32%
Tax-exempt investment securities	15,346	352	4.59%	14,168	320	4.52%
Other interest-earning assets	5,431	25	0.93%	5,061	28	1.12%

Total interest-earning assets	586,313	11,013	3.79%	461,311	11,289	4.93%

Allowance for loan losses	(12,012)			(8,076)
Cash and due from banks	19,014			7,839
Premises and equipment	4,590			4,631
Other assets	16,740			9,903

Total assets	$614,645			$475,608

Liabilities and shareholders' equity
Interest-bearing liabilities:
Interest-bearing demand	$11,213	$7	0.13%	$9,300	$3	0.07%
Savings and money market	82,706	310	0.76%	42,939	169	0.79%
Time deposits - core	175,702	1,383	1.59%	183,022	1,809	1.99%
Time deposits - brokered	100,618	923	1.85%	132,710	1,135	1.72%
Total interest-bearing deposits	370,239	2,623	1.43%	367,971	3,116	1.71%
Federal Home Loan Bank advances	20,000	282	2.84%	20,000	279	2.81%
Other borrowings	8,203	380	9.34%	13,131	387	5.94%
Total borrowed funds	28,203	662	4.73%	33,131	666	4.05%

Total interest-bearing liabilities	398,442	3,285	1.66%	401,102	3,782	1.90%

Net interest rate spread		7,728	2.13%		7,507	3.03%

Noninterest-bearing demand deposits	38,387			27,429
Other liabilities	1,781			331
Shareholders' equity	176,035			46,746

Total liabilities and shareholders' equity	$614,645			$475,608

Net interest margin			2.66%			3.28%

(1) Average loan balances include nonaccrual loans.

Provision for Loan Losses. Park Sterling’s provision for loan losses increased $2.2 million, or 196.6%, to $3.2 million during the three months ended June 30, 2011, from $1.1 million during the corresponding period in 2010 and $5.1 million, or 193.6%, to $7.7 million during the six months ended June 30, 2011, from $2.6 million during the corresponding period in 2010. The increase in the provision resulted from the credit deterioration due to the continuing softening economy, significant decline in real estate values and a refinement to Park Sterling’s allowance for loan loss methodology, which introduced a more comprehensive qualitative component. Park Sterling had $3.7 million in net charge-offs during the three months ended June 30, 2011 compared to $0.5 million during the corresponding period in 2010. Year-to-date net charge-offs were $8.9 million compared to $1.1 million during the first six months of 2010.

The ratio of the allowance for loan losses to total loans was 2.96% and 2.25% at June 30, 2011 and 2010, respectively. Management periodically evaluates its credit policies and procedures to confirm that they effectively manage risk and facilitate appropriate internal controls.

Noninterest Income. Noninterest income has not historically been a major component of Park Sterling’s earnings. Park Sterling has a minimal amount of noninterest income from service charges. Noninterest income increased from $24 thousand for the three months ended June 30, 2010 to $44 thousand for the same period in 2011. Noninterest income increased from $62 thousand for the six months ended June 30, 2010 to $116 thousand for the same period in 2011. The growth in non-interest income was primarily related to increased service charges due to deposit growth and gains on the sale of bank vehicles.

Noninterest Expense. The level of noninterest expense substantially affects Park Sterling’s profitability. Total noninterest expense was $5.5 million for the three months ended June 30, 2011 compared to $2.5 million for the same period in 2010. The increase of $3.0 million, or 121.0%, in the three months ended June 30, 2011 compared to 2010 includes an increase in salaries and benefits in the amount of $1.7 million as a result of an increase in FTEs, reflecting Park Sterling’s change in strategy. FTEs increased from 67 at March 31, 2011 to 82 at June 30, 2011, compared to an increase of 3 from 46 at March 31, 2010 to 49 at June 30, 2010. The increase in noninterest expense for the three months ended June 30, 2011 also included $1.1 million of legal and professional fees of which approximately $0.6 million was merger related.

Total noninterest expense was $9.7 million for the six months ended June 30, 2011 compared to $4.5 million for the same period in 2010. The increase of $5.2 million, or 114.8%, in the six months ended June 30, 2011 compared to 2010 includes an increase in salaries and benefits in the amount of $2.9 million as a result of an increase in FTEs, reflecting Park Sterling’s change in strategy. FTEs increased from 62 at December 31, 2010 to 82 June 30, 2011, compared to an increase of 6 from 43 at December 31, 2009 to 49 at June 30, 2010. Legal and professional fees increased by $1.4 million primarily as a result of Park Sterling becoming a public entity. In addition, approximately $0.6 million of these fees was merger related.

The following table presents components of noninterest expense for the three and six months ended June 30, 2011 and 2010 (dollars in thousands):

Noninterest Expense

	Three months ended				Six months ended
	June 30,				June 30,
	2011	2010	Change		2011	2010	Change
	(Unaudited)		$	%	(Unaudited)		$	%

Salaries and benefits	$2,975	$1,299	$1,676	129.0%	$5,482	$2,551	$2,931	114.9%
Occupancy and equipment	301	224	77	34.4%	557	430	127	29.5%
Advertising and promotion	87	96	(9)	-9.4%	125	153	(28)	-18.3%
Legal and professional fees	1,205	83	1,122	1351.8%	1,512	159	1,353	850.9%
Deposit charges and FDIC insurance	196	182	14	7.7%	483	358	125	34.9%
Data processing and outside service fees	128	100	28	28.0%	251	193	58	30.1%
Directors fees	45	47	(2)	-4.3%	86	47	39	83.0%
Other real estate owned expense	93	239	(146)	-61.1%	328	275	53	19.3%
Other expenses	444	207	237	114.5%	884	353	531	150.4%

Total noninterest expense	$5,474	$2,477	$2,997	121.0%	$9,708	$4,519	$5,189	114.8%

Income Taxes. Park Sterling generates significant amounts of non-taxable income from tax-exempt investment securities. Accordingly, the level of such income in relation to income before taxes significantly affects Park Sterling’s effective tax rate. For the three months ended June 30, 2011, Park Sterling recognized an income tax benefit of $1.8 million compared to an income tax expense of $0.04 million for the same period in 2010. For the six months ended June 30, 2011, Park Sterling recognized an income tax benefit of $3.6 million compared to an income tax expense of $0.1 million for the same period in 2010. The effective tax rate for the six months ended June 30, 2011 is 37.30% compared to 22.35% for the same period in 2010. The change in the effective tax rate was due to the amount of tax-exempt income relative to the size of pre-tax income. A tax benefit is recorded if non-taxable income exceeds income before taxes, resulting in a reduction of total income subject to income taxes.

Results of Operations for the Years Ended December 31, 2010 and 2009

Summary. Park Sterling recorded a net loss of $7.9 million, or $(0.58) per diluted share, for the year ended December 31, 2010, compared to net income of $577 thousand, or $0.12 per diluted share, for the year ended December 31, 2009 and net income of $1.5 million, or $0.31 per diluted share, for the year ended December 31, 2008.

The net loss for the fourth quarter of 2010 was $4.5 million, or $(0.16) per share, compared to the fourth quarter of 2009 net income of $118 thousand, or $0.02 per diluted share, and a net loss of $3.7 million, or $(0.23) per diluted share, for the third quarter of 2010.

As a result of the Public Offering, diluted weighted average shares increased from 4,951,098 in 2009 to 13,558,221 in 2010. Diluted weighted average shares for the fourth quarter of 2009 and the third and fourth quarters of 2010 were 4,951,098, 15,998,924 and 28,051,098, respectively.

The return on average assets in 2010 was (1.46)% compared to 0.13% in 2009 and 0.46% in 2008. The return on average shareholders’ equity was (8.0)% in 2010 compared to 1.26% in 2009 and 3.59% in 2008.

In addition to traditional capital measurements, management uses tangible equity and related ratios, which are non-GAAP financial measures, to evaluate the adequacy of shareholders’ equity and to facilitate comparisons with peers. The following table presents these non-GAAP financial measures and reconciles the calculation of tangible assets and tangible equity to the related amounts as reported in the Park Sterling Annual Financial Statements at December 31:

Non-GAAP Financial Measures

	2010	2009	2008
	(Dollars in thousands, except share and per share amounts)
Tangible assets:
Total assets	$616,108	$473,855	$428,073
Less: intangible assets	—	—	—
Tangible assets	$616,108	$473,855	$428,073
Tangible common equity:
Total common equity	$177,101	$46,095	$45,697
Less: intangible assets	—	—	—
Tangible common equity	$177,101	$46,095	$45,697
Tangible common equity to tangible assets:
Tangible common equity	$177,101	$46,095	$45,697
Divided by: tangible assets	616,108	473,855	428,073
Tangible common equity to tangible assets	28.75%	9.73%	10.68
Tangible book value per share:
Tangible common equity	$177,101	$46,095	$45,697
Divided by: period end outstanding shares	28,051,098	4,951,098	4,951,098
Tangible common book value per share	$6.31	$9.31	$9.23

Net Income (Loss). The following table summarizes components of net income (loss) and the changes in those components for the years ended December 31:

Components of Net Income (Loss)

	2010	2009	2008	Change 2010 vs. 2009		Change 2009 vs. 2008
	(Dollars in thousands)
Interest income	$22,642	$21,668	$20,102	$974	4.5%	$1,566	7.8%
Interest expense	7,607	9,290	10,471	(1,683)	-18.1%	(1,181)	-11.3%
Net interest income	15,035	12,378	9,631	2,657	21.5%	2,747	28.5%
Provision for loan losses	17,005	3,272	2,544	13,733	419.7%	728	28.6%
Noninterest income	130	(293)	26	423	-144.4%	(319)	-1,226.9%
Noninterest expense	11,057	7,997	7,099	3,060	38.3%	898	12.6%
Net income (loss) before taxes	(12,897)	816	14	(13,713)	-1,680.5%	802	5,728.6%
Income-tax expense (benefit)	(5,038)	239	(1,532)	(5,277)	-2,207.9%	1,771	-115.6%
Net income (loss)	$(7,859)	$577	$1,546	$(8,436)	-1,462.0%	$(969)	-62.7%

Park Sterling incurred a net loss of $7.9 million for the year ended December 31, 2010, compared to net income of $577 thousand for the year ended December 31, 2009. The change in Park Sterling’s results of operations in 2010 includes an increase of $2.7 million in net interest income, offset primarily by increases of $13.7 million in the provision for loan losses, $1.7 million in salary and benefit costs and other noninterest expenses such as legal and due diligence expenses incurred in connection with Park Sterling Bank becoming a public company and engaging in the process of acquiring regional and community banks, less a $5.0 million tax benefit recorded as a result of the loss for the year.

Net income for the year ended December 31, 2009 was $577 thousand, compared to $1.5 million for the year ended December 31, 2008. Net income for 2008 increased by $1.5 million as a result of a deferred tax allowance that was released during 2008. During 2009, Park Sterling’s results of operations includes a $2.7 million increase in net interest income compared to 2008 and is offset primarily by increases of $728 thousand in the provision for loan losses, impairment charges related to an investment in a large correspondent bank in the amount of $698 thousand and an increase in FDIC assessments of $765 thousand.

Details of the changes in the various components of net income (loss) are further discussed below.

Net Interest Income and Expense. Park Sterling’s largest source of earnings is net interest income, which is the difference between interest income on interest-earning assets and interest expense paid on deposits and other interest-bearing liabilities. The primary factors that affect net interest income are changes in volume and yields of earning assets and interest-bearing liabilities, which are affected in part by management’s responses to changes in interest rates through asset/liability management.

Net interest income for 2010 totaled $15.0 million compared to $12.4 million in 2009, an increase of $2.6 million, or 21.5%. This increase is primarily attributable to a reduction in interest expense due to a decrease in the cost of funds for time deposits along with an increase in average investments and federal funds sold of $61.4 million as a result of investing the proceeds received from the Public Offering. Net interest income increased $2.7 million in 2009 to $12.4 million from $9.6 in 2008. The increase in 2009 is primarily a result of an increase in average loan balances and a reduction in interest expense due to a decrease in the cost of funds for time deposits.

The following table summarizes the average volume of interest-earning assets and interest-bearing liabilities and average yields and rates on a tax-equivalent basis for the years ended December 31:

Net Interest Margin

	2010			2009			2008
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollars in thousands)
Assets
Interest-earning assets:
Loans with fees (1)	$399,965	$20,260	5.07%	$389,036	$19,710	5.07%	$307,665	$18,767	6.10%
Federal funds sold	45,794	107	0.23%	19,274	41	0.21%	3,677	60	1.63%
Investment securities — taxable	57,877	1,567	2.71%	26,153	1,365	5.22%	19,345	1,112	5.75%
Investment securities — tax-exempt (2)	14,378	1,045	7.27%	11,264	867	7.70%	2,336	174	7.45%
Other interest-earning assets	6,341	66	1.04%	3,314	19	0.57%	1,847	56	3.03%

Total interest-earning assets	524,355	23,045	4.39%	449,041	22,002	4.90%	334,870	20,169	6.02%
Allowance for loan losses	(9,556)			(6,307)			(4,517)
Cash and due from banks	7,340			4,695			1,866
Premises and equipment	4,602			4,788			4,647
Other assets	10,496			7,462			2,030

Total assets	$537,237			$459,679			$338,896

Liabilities and shareholders’ equity
Interest-bearing liabilities:
Interest-bearing demand	$9,831	$10	0.10%	$8,205	$6	0.07%	$4,374	$8	0.18%
Savings and money market	50,954	398	0.78%	42,249	347	0.82%	44,202	989	2.24%
Time deposits — core	189,841	3,615	1.90%	146,109	4,086	2.80%	82,384	3,338	4.05%
Time deposits — brokered	125,123	2,254	1.80%	161,331	3,882	2.41%	124,123	5,481	4.42%

Total interest-bearing deposits	375,749	6,277	1.67%	357,894	8,321	2.32%	255,083	9,816	3.85%
Federal Home Loan Bank advances	22,110	572	2.59%	25,000	590	2.36%	20,164	535	2.65%
Other borrowings	8,755	758	8.66%	6,124	379	6.19%	5,598	120	2.14%

Total borrowed funds	30,865	1,330	4.31%	31,124	969	3.11%	25,762	655	2.54%

Total interest-bearing liabilities	406,614	7,607	1.87%	389,018	9,290	2.39%	280,845	10,471	3.73%

Net interest rate spread		15,438	2.52%		12,712	2.51%		9,698	2.29%

Noninterest-bearing demand deposits	30,462			22,039			12,438
Other liabilities	1,735			2,685			2,552
Shareholders’ equity	98,426			45,937			43,061

Total liabilities and shareholders’ equity	$537,237			$459,679			$338,896

Net interest margin			2.94%			2.83%			2.90%

(1)	Nonaccrual loans are included in the average loan balances.
(2)	Interest income and yields are presented on a fully tax-equivalent basis.

The following table details the calculation of fully tax-equivalent net interest income for the years ended December 31:

Tax Equivalent Adjustments

	2010	2009	2008
	(Dollars in thousands)
Net interest income, as reported	$15,035	$12,378	$9,631
Tax equivalent adjustments	403	334	67

Fully tax equivalent net interest income	$15,438	$12,712	$9,698

Changes in interest income and interest expense can result from variances in both volume and rates. The following table presents the relative impact on tax-equivalent net interest income to changes in the average outstanding balances of interest-earning assets and interest-bearing liabilities and the rates earned and paid by Park Sterling on such assets and liabilities:

Volume and Rate Variance Analysis

	Year Ended December 31,
	2010 vs. 2009			2009 vs. 2008
	Increase/(Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Interest-earning assets:
Loans	$554	$(4)	$550	$4,543	$(3,600)	$943
Federal funds sold	59	7	66	144	(163)	(19)
Investment securities — taxable	1,257	(1,055)	202	373	(120)	253
Investment securities — tax-exempt	233	(56)	177	676	17	693
Other interest-earning assets	24	23	47	26	(63)	(37)

Total earning assets	2,128	(1,085)	1,043	5,763	(3,930)	1,833

Interest-bearing liabilities:
Interest bearing demand	1	3	4	5	(7)	(2)
Savings and money market	70	(19)	51	(30)	(612)	(642)
Time deposits — core	1,028	(1,499)	(471)	2,182	(1,434)	748
Time deposits — brokered	(762)	(866)	(1,628)	1,269	(2,868)	(1,599)

Total interest bearing deposits	337	(2,381)	(2,044)	3,426	(4,921)	(1,495)

Federal Home Loan Bank advances	(71)	53	(18)	121	(66)	56
Other borrowings	195	184	379	22	237	259

Total borrowed funds	124	237	361	143	171	314

Total interest-bearing liabilities	461	(2,144)	(1,683)	3,569	(4,750)	(1,181)

Increase in net interest income	$1,668	$1,059	$2,726	$2,194	$820	$3,014

Net interest income on a tax equivalent basis totaled $15.4 million in 2010 as compared to $12.7 million in 2009. The interest rate spread, which represents the rate earned on interest-earning assets less the rate paid on interest-bearing liabilities, was 2.52% in 2010, a slight increase from the 2009 net interest spread of 2.51%. The net yield on interest-earning assets in 2010 increased to 2.94% from the 2009 net interest margin of 2.83%.

Tax equivalent interest income increased $1.0 million, or 4.7%, in 2010 primarily due to an increase in the average balance of loans, investments and federal funds sold. The yield on interest-earning assets decreased to 4.39% in 2010 from 4.90% in 2009 as a result of a decrease in the average yield received on investments. Average interest-earning assets increased $75.3 million primarily as the result of a $10.9 million increase in average loans and a $61.4 million increase in average investment securities over 2009.

Interest expense decreased $1.7 million, or 18%, in 2010 due to a decrease in the average rate paid on interest-bearing liabilities. The cost of funds decreased to 1.87% in 2010 from 2.39% in 2009. This decrease in the cost of funds was primarily attributable to decreases in the average rate paid on time deposits. The $17.6 million growth in average interest-bearing liabilities was primarily attributable to an increase in interest-bearing savings and money market accounts and core time deposits offset by a $36.0 million decrease in brokered certificates of deposit.

In 2009, net interest income on a tax equivalent basis increased $3.0 million, or 31%, to $12.7 million from $9.7 million in 2008. The net interest margin was 2.83% in 2009, a slight decrease from the 2008 net interest margin of 2.90%. The net yield on interest-earning assets in 2009 decreased to 4.90% from the 2008 net interest margin of 6.02%.

Park Sterling’s hedging policies permit the use of various derivative financial instruments to manage exposure to changes in interest rates. Details of derivatives and hedging activities are set forth in Note L — Derivative Financial Instruments and Hedging Activities to the Park Sterling Annual Financial Statements. Information regarding the impact of fluctuations in interest rates on Park Sterling’s derivative financial instruments is set forth below in the section titled “– Interest Rate Sensitivity.”

Provision for Loan Losses. The provision for loan losses was $17.0 million, $3.3 million and $2.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. The increase in the 2010 and the 2009 provisions resulted from the negative impact on Park Sterling Bank’s loan portfolio of the continued economic downturn that persists across its markets and a 2010 refinement to its allowance for loan loss methodology which introduced a more comprehensive qualitative component. Park Sterling had $12.0 million in net charge-offs during 2010, compared to $1.4 million and $374 thousand during 2009 and 2008, respectively. See “—Financial Condition —Allowance for Loan Losses” below for a more complete discussion of Park Sterling’s policy for addressing potential loan losses.

Noninterest Income. Noninterest income is not a major component of Park Sterling’s earnings. Park Sterling has a minimal amount of noninterest income from service charges. In 2010 and 2008, noninterest income of $130 thousand and $26 thousand, respectively, consisted primarily of the sales and calls of available-for-sale securities. In 2009, noninterest income of $(293) thousand included impairment charges on an investment in a large correspondent bank totaling $698 thousand which offset income of $405 thousand consisting primarily of the sales and calls of available-for-sale securities.

Noninterest Expense. Total noninterest expense was $11.0 million for 2010, an increase of 38% from 2009. Noninterest expense for 2009 increased 13% to $8.0 million from $7.1 million in 2008.

Salaries and employee benefits expenses were $6.4 million in 2010, compared to $4.7 million during 2009, an increase of $1.7 million, or 36%, following a $34 thousand, or (0.7)%, decrease in salaries and employee benefits expenses in 2009 compared to 2008. The increase in salaries and employee benefits in 2010 is primarily due to an increase in compensation and related benefits for additional employees as Park Sterling expanded its management team and added other personnel to pursue the change in business plan following Park Sterling’s Public Offering of common stock. This included compensation expense for share-based compensation plans of $810 thousand, $642 thousand and $665 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Occupancy expenses were $916 thousand in 2010, compared to $820 thousand during 2009, an increase of $96 thousand, or 12%, following an increase of $100 thousand, or 14%, in occupancy expenses in 2009 over 2008. The increase in 2010 is primarily due to an increase in expenses associated with additional corporate office space and in 2009, the increase is primarily related to a full year’s expenses associated with a new branch opened in 2008.

Legal and professional fees were $445 thousand in 2010, compared to $212 thousand during 2009, an increase of $233 thousand, or 110%, following a decline of $17 thousand, or 7%, in 2009 compared to 2008. This 2010 increase is a result of legal and consulting fees associated with being a publicly held company.

Deposit charges and FDIC insurance decreased $237 thousand in 2010 compared to 2009, primarily as a result of a special assessment levied by the FDIC in the second quarter of 2009 in an effort to rebuild the DIF. Deposit charges and FDIC insurance increased $774 thousand in 2009 compared to 2008, primarily as a result of a special assessment levied by the FDIC in the second quarter of 2009 in an effort to rebuild the DIF. Park Sterling Bank was required to prepay $2.3 million for the fourth quarter of 2009 and for the years of 2010, 2011 and 2012. This prepayment is being expensed based upon Park Sterling’s regular quarterly assessments.

Directors’ fees totaling $392 thousand were paid to directors for the first time in 2010 and included ongoing payments of directors’ fees to current directors of $67 thousand subsequent to the Public Offering and payments of directors’ fees of $325 thousand to directors prior to the Public Offering.

Other real estate owned expense increased $250 thousand in 2010 and $156 thousand in 2009 compared to the respective prior years. These increases for both 2010 and 2009 are primarily a result of losses incurred on the sale of other real estate owned.

The total of all other noninterest expense increased $540 thousand, or 111%, to $1.0 million during 2010 and 2009 remained comparable to 2008. The 2010 increase was primarily a result of $169 thousand in due diligence expenses incurred in connection with potential acquisitions, increased costs for directors’ and officers’ insurance, a State of North Carolina assessment fee and expenses associated with being a public company.

The following table summarizes components of noninterest expense for the years ended December 31:

Noninterest Expense

	2010	2009	2008	Change 2010 vs. 2009		Change 2009 vs. 2008
	(Dollars in thousands)
Salaries and employee benefits	$6,442	$4,723	$4,757	$1,719	36%	$(34)	-1%
Occupancy and equipment	916	820	720	96	12%	100	14%
Advertising and promotion	287	236	335	51	22%	(99)	-30%
Legal and professional fees	445	212	229	233	110%	(17)	-7%
Deposit charges and FDIC insurance	728	965	191	(237)	-25%	774	405%
Data processing and outside service fees	411	395	350	16	4%	45	13%
Director fees	392	—	—	392	0%	—	0%
Other real estate owned expense	411	161	5	250	155%	156	3120%
Other noninterest expense	1,025	485	512	540	111%	(27)	-5%

Total noninterest expense	$11,057	$7,997	$7,099	$3,060	38%	$898	13%

Income Taxes. Park Sterling recognized an income-tax benefit for 2010 and 2008 of $5.0 million and $1.5 million, respectively. Income-tax expense for 2009 was $239 thousand. The increase in the provision for loan losses in 2010 resulted in the pretax loss and the related income-tax benefit. The 2008 income-tax benefit of $1.5 million is due to the release of a deferred tax valuation allowance in that amount. The effective tax rate for the year ended December 31, 2010 was (39.1)% compared to 29.3% for the same period of 2009. The change in the effective tax rate in 2010 was primarily due to the inability to fully recognize the tax benefit of tax-exempt income from certain securities available-for-sale.

Park Sterling’s net deferred tax asset was $7.4 million and $2.9 million at December 31, 2010 and 2009, respectively. The increase is primarily a result of the 2010 provision for loan losses and net operating loss carryforwards. In evaluating whether Park Sterling will realize the full benefit of its net deferred tax asset, it considered projected earnings, asset quality, liquidity, capital position, which will enable it to deploy capital to generate taxable income, growth plans, etc. In addition, Park Sterling also considered the previous twelve quarters of income (loss) before income taxes in determining the need for a valuation allowance, which is called the cumulative loss test. In 2010, Park Sterling incurred a loss, primarily as a result of the increased provision for loan losses, which resulted in the failure of the cumulative loss test. Significant negative trends in credit quality, losses from operations, etc. could impact the realizability of the deferred tax asset in the future. After considering the above factors, both positive and negative, management believes that its deferred assets are more likely than not to be realized.

Financial Condition

Summary.

Total assets declined by $5.4 million, or 0.9%, from $616.1 million at December 31, 2010 to $610.7 million at June 30, 2011. At June 30, 2011, interest-earning assets were $581.3 million, which included $380.4 million in gross loans, $146.7 million in investment securities available-for-sale, $44.0 million in overnight investments, $8.6 million in interest-bearing deposits in other banks and $1.6 million in loans held for sale. Interest-earning assets at December 31, 2010 totaled $603.3 million and consisted of $399.8 million in gross loans, $140.6 million in investment securities available-for-sale, $57.9 million in overnight investments and $5.0 million in interest-bearing deposits in other banks.

Total assets at December 31, 2010 increased $142.2 million, or 30%, over total assets of $473.9 million at December 31, 2009. At December 31, 2010, interest-earning assets totaled $603.3 million and consisted of $399.8 million in gross loans, $140.6 million in investment securities available-for-sale, $57.9 million in overnight investments and $5.0 million in interest-bearing deposits in other banks. The year-to-year change in total assets was primarily due to increases in investment securities available-for-sale of $98.0 million, federal funds sold of $43.9 million, other assets of $5.5 million and interest-earning assets at banks of $2.3 million. These increases were partially offset by decreases in cash and due from banks of $4.1 million and loans, net of allowance for loan losses, of $2.8 million.

Shareholders’ equity at June 30, 2011 equaled $173.6 million compared to $177.1 million at December 31, 2010. This decrease of $3.5 million was a result of the year-to-date loss of $6.0 million, offset by a $1.5 million increase, net of taxes, in accumulated other comprehensive income relating to unrealized gains on investments available-for-sale and swaps and $1.0 million of additional paid-in capital relating to the share-based compensation expense.

Shareholders’ equity at December 31, 2010 represented an increase of $131.0 million, or 284%, from December 31, 2009. The increase was attributable to $140.2 million in net proceeds from the Public Offering, partially offset by a net loss of $7.9 million and accumulated other comprehensive loss of $2.1 million in 2010.

The following table presents selected ratios for Park Sterling for the  six months ended June 30, 2011 and 2010 and the year ended December 31, 2010:

	Six months ended June 30, (annualized and unaudited)		Year ended December 31,
	2011	2010	2010 (audited)
Return on Average Assets	-1.95%	0.14%	-2.81%
Return on Average Equity	-6.82%	1.41%	-9.75%
Period End Equity to Total Assets	28.43%	9.56%	28.75%

Investment Securities and Other Interest-Earning Assets. Park Sterling’s investment portfolio consists of U.S. government agency securities, residential mortgage-backed securities, municipal securities and other debt instruments. All of the r esidential mortgage-backed securities held by Park Sterling are backed by an agency of the U.S. government. All of Park Sterling’s investment securities are categorized as available-for-sale. Securities available-for-sale are carried at market value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Investment securities were $ 146.7 million at June 30, 2011 . This was a $6.1 million increase from the $140.6 million balance at December 31, 2010 and is a result of the net purchase of $3.7 million of securities available-for- sale and a $2.4 milllion improvement in the fair market value of the portfolio . At December 31, 2010, the market value of securities totaled $140.6 million, compared to $42.6 million at December 31, 2009. The increase in investment securities at December 31, 2010  was primarily due to the investment of the net proceeds from the Public Offering.

At the end of the  second quarter of 2011, Park Sterling’s portfolio had a net unrealized  gain of $1.0  million compared to a $2.0 million net unrealized loss at December 31, 2010. Park Sterling had no securities with an unrealized loss deemed to be other than temporary at June 30, 2011 or at December 31, 2010.

At June 30, 2011, Park Sterling had $44.0 million in federal funds sold, and $8.6 million in interest-bearing deposits at other FDIC-insured financial institutions. This compares with $57.9 million in federal funds sold  and $5.0 million in interest-bearing deposits at other FDIC-insured financial institutions at December 31, 2010.

The following table presents a summary of the fair value of investment securities available-for-sale at December 31, 2010, 2009 and 2008:

Fair Value of Investment Portfolio
	2010	% of Total	2009	% of Total	2008	% of Total
U.S. Government agencies	$13,160	9%	$5,759	14%	$6,492	21%
Mortgage-backed securities	111,118	79%	19,994	47%	15,738	50%
Municipal securities	13,808	10%	13,884	33%	6,108	19%
Corporate and other securities	2,504	2%	2,930	7%	3,249	10%

Total investment securities	$140,590	100%	$42,567	100%	$31,587	100%

The following table summarizes the maturity distribution schedule of the amortized cost of securities available-for-sale with corresponding weighted-average yields at December 31, 2010. Weighted-average yields for securities exempt from both federal and state income taxes and federal income taxes only have been computed on a fully taxable-equivalent basis using a statutory tax rate of 38.55%. The amount of the taxable equivalent adjustment is $0.4 million, and relates exclusively to municipal securities for the presented period. Mortgage-backed securities are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities for a variety of reasons, including the ability of issuers to call or prepay obligations and the ability of borrowers to prepay underlying mortgage collateral.

Contractual Maturities of Investment Portfolio — Amortized Cost

	Less than 1 year		1-5 years		5-10 years		Over 10 years		Total
December 31, 2010	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
	(Dollars in thousands)
U.S. Government agencies	$—	—	$12,548	1.85%	$527	4.05%	$—	—	$13,075	1.94%
Mortgage-backed securities	—	—	—	—	16,298	2.10%	96,755	2.83%	113,053	2.73%
Municipal securities	—	—	—	—	—	—	13,772	6.86%	13,772	6.86%
Corporate and other securities	—	—	—	—	500	9.14%	2,174	7.33%	2,674	7.67%
	—	—
Total investment securities	$—	—	$12,548	1.85%	$17,325	2.36%	$112,701	3.41%	$142,574	3.15%

At December 31, 2010, there were no holdings of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of Park Sterling’s total shareholders’ equity.

Loans. Park Sterling considers asset quality to be of primary importance, and employs a formal internal loan review process to ensure adherence to the lending policy as approved by its board of directors. Since its inception, Park Sterling has promoted the separation of loan underwriting from the loan production staff through its credit department.  Currently, credit administration analysts are responsible for underwriting and assigning proper risk grades for all loans with a total exposure in excess of $500,000.

Underwriting is completed on standardized forms including a loan approval form and separate credit memorandum.  The credit memorandum includes a summary of the loan’s structure and a detailed analysis of loan purpose, borrower strength (including individual and global cash flow worksheets), repayment sources, collateral positions and guarantor strength.  The memorandum further identifies exceptions to policy and/or regulatory limits, total exposure, loan to value and risk grades. Loans are approved or denied by varying levels of signature authority based on total exposure.  Prior to December 31, 2010, Park Sterling employed an approval system consisting of individual signature authorities, dual-signature authorities and a board-level loan committee. The approval structure was revised as of January 1, 2011 to rely more heavily on approvals from a loan committee.

Park Sterling’s loan underwriting policy contains loan-to-value (LTV) limits which are at or below levels required under regulatory guidance, when such guidance is available, including limitations for non-real estate collateral, such as accounts receivable, inventory and marketable securities.  When applicable, Park Sterling compares LTV with loan-to-cost (LTC) guidelines and ultimately limits loan amounts to the lower of the two ratios. Park Sterling also considers FICO scores and strives to uphold a high standard when extending loans to individuals. LTV limits have been selectively reduced in response to the recent economic cycle.  In particular, loans collateralized with 1-4 family properties have seen a reduction in their maximum LTV.   Park Sterling has not underwritten any subprime, hybrid, no-documentation or low-documentation products.

All acquisition, construction and development loans, commercial and consumer, are subject to Park Sterling’s policy, guidelines and procedures specifically designed to properly identify, monitor and mitigate the risk associated with these loans.  Loan officers receive and review a cost budget from the borrower at the time a construction and development loan is originated.  Loan draws are monitored against the budgeted line items during the development period in order to identify potential cost overruns.  Individual draw requests are verified through review of supporting invoices as well as site inspections performed by an external inspector.  Additional periodic site inspections are performed by loan officers at times that do not coincide with draw requests in order to keep abreast of ongoing project conditions. Project status is reported to senior management on an ongoing basis via Park Sterling’s monthly C&D and watch meetings.  Reports generated regarding acquisition, construction and development loans include status of the project, summary of customer correspondence, site visit update when performed, review of risk grade and impairment analysis, if applicable. As of June 30, 2011, approximately 80% of Park Sterling’s acquisition, construction and development loan portfolio, commercial and consumer, falls under the watch list.

Park Sterling’s second mortgage exposure is primarily attributable to its home equity lines of credit (HELOC) portfolio, which totals approximately $55 million as of June 30, 2011, of which a pproximately 60%  is secured by second mortgages and approximately 40% is secured by first mortgages .  For HELOCs in North Carolina, which comprise the majority of the portfolio, Park Sterling records a “Request for Copy of Notice of Sale” with the county in which the property is located.  All loans are assigned an internal risk grade by the loan officer and monitored by the credit administration function in the same fashion as commercial loans.  Aside from loan committee, loan review and watch list meetings, loans are also monitored for delinquency through bi-weekly past due meetings.  As of June 30, 2011, there were no accruing delinquent HELOCs in Park Sterling’s portfolio.

At June 30, 2011, total loans were $380.4 million compared to $399.8 million at December 31, 2010.  This decrease included a  $23.2 million reduction in the construction and development portfolio, consistent with Park Sterling’s general intention and actions over the past ten months to reduce residential construction and development exposure in its portfolio. At December 31, 2010, total loans, net of deferred fees, were $399.8 million compared to $397.6 million at December 31, 2009. Although there was minimal growth in total loans during 2010, significant changes in the loan portfolio include increases in commercial and industrial loans of $6.4 million, or 15.3%, owner-occupied commercial real estate loans of $4.4 million, or 8.7%, and HELOCs of $4.9 million, or 9.5%. These increases were offset by decreases in acquisition, construction and development loans of $12.8 million, or 12.7%, which is consistent with Park Sterling’s strategy to continue reducing these components of its portfolio.

The following table presents a summary of the loan portfolio at June 30, 2011 and at December 31, 2010, 2009, 2008, 2007 and 2006.

Summary of Loans By Segment and Class
	June 30,		December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%	2006*	%
Commercial:	(Dollars in thousands)
Commercial and industrial	$45,056	12%	$48,401	12%	$41,980	11%	$37,266	10%	$23,011	10%	$5,044	12%
Commercial real estate - owner occupied	61,878	16%	55,089	14%	50,693	13%	29,734	8%	7,181	3%	48	0%
Commercial real estate - investor income producing	111,349	29%	110,407	28%	112,508	28%	90,172	24%	55,759	25%	11,403	27%
Acquisition, construction and development	64,662	17%	87,846	22%	100,668	25%	123,759	33%	88,666	39%	17,887	42%
Other commercial	6,840	2%	3,225	1%	1,115	0%	257	0%	6,189	3%	-	0%
Total commercial loans	289,785	76%	304,968	76%	306,964	77%	281,188	75%	180,806	80%	34,382	81%

Consumer:
Residential mortgage	21,767	6%	21,716	5%	20,577	5%	13,916	4%	2,490	1%	522	1%
Home equity lines of credit	56,481	15%	56,968	14%	52,026	13%	48,625	13%	25,829	11%	6,800	16%
Residential construction	6,048	1%	9,051	2%	11,639	3%	19,873	6%	9,816	4%	575	1%
Other loans to individuals	6,494	2%	7,245	2%	6,471	2%	7,888	2%	7,809	4%	392	1%
Total consumer loans	90,790	24%	94,980	24%	90,713	23%	90,302	25%	45,944	20%	8,289	19%
Total loans	380,575	100%	399,948	100%	397,677	100%	371,490	100%	226,750	100%	42,671	100%
Deferred fees	(210)	0%	(119)	0%	(113)	0%	(218)	0%	(209)	0%	(24)	0%
Total loans, net of deferred fees	$380,365	100%	$399,829	100%	$397,564	100%	$371,272	100%	$226,541	100%	$42,647	100%

* Park Sterling Bank commenced operations on October 25, 2006.

Substantially all of Park Sterling’s loans are to clients in its immediate markets. In the Charlotte market, Park Sterling has a diversified mix of commercial real estate, owner-occupied commercial real estate, commercial and small business loans, and a significant portfolio of HELOCs. Park Sterling’s Wilmington operation has a heavier concentration of real estate related loans with a smaller proportion of construction and development loans than Charlotte. Wilmington, like most coastal markets, is heavily dependent on real estate and tourism to drive its economy. Park Sterling expects future growth in its newer markets of Charleston, Greenville and Raleigh. Park Sterling believes it is not dependent on any single client or group of clients whose insolvency would have a material adverse effect on Park Sterling’s financial condition or results of operations.

The following table details loan maturities by loan class and interest rate type at December 31, 2010:

Loan Portfolio Maturities by Loan Class and Rate Type

	Within	One
	One	Year to	After Five
December 31, 2010	Year	Five Years	Years	Total
	(Dollars in thousands)
Commercial and industrial	$22,892	$25,509	$—	$48,401
Commercial real estate — owner-occupied	3,943	46,517	4,629	55,089
Commercial real estate — investor income producing	16,439	93,740	228	110,407
Acquisition, construction and development	76,093	11,753	—	87,846
Other commercial	2,180	1,035	10	3,225
Residential mortgages	4,728	14,934	2,054	21,716
Home equity lines of credit	—	13,842	43,126	56,968
Residential construction	7,002	2,049	—	9,051
Other loans to individuals	5,881	1,364	—	7,245

Total loans	$139,158	$210,743	$50,047	$399,948

Fixed interest rate	$24,349	$133,522	$4,517	$162,388
Variable interest rate	114,809	77,221	45,530	237,560

Total loans	$139,158	$210,743	$50,047	$399,948

Variable interest rate loans include commercial and business lines of credit, construction and development, HELOCs and some term loans.  Park Sterling had a total of $204.0 million in variable rate loans as of June 30, 2011, of which $132.1 million included an interest rate floor.  Rates are indexed to the prime rate as published in the Wall Street Journal or the London InterBank Offered Rate.  In response to the declining interest rate environment, Park Sterling began including interest rate floors to maintain a minimum level of return on an otherwise variable rate loan.  During the underwriting process, analysts perform their analysis at the fully indexed rate as well as a ”stressed” rate to identify payment capacity in a rising rate environment.

Asset Quality and Allowance for Loan Losses. Due to unprecedented asset quality challenges and the global economic recession, the U.S. banking industry has been experiencing significant financial challenges. Park Sterling’s senior management works closely with credit administration and lending staff to ensure that adequate resources are in place to proactively manage through the current slowdown in the real estate market and overall economy. When a problem is identified, management is committed to assessing the situation and moving quickly to minimize losses, while being sensitive to the borrower’s effectiveness as an operator, the long-term viability of the business or project and the borrower’s commitment to working with Park Sterling to achieve an acceptable resolution of the credit.

As a given loan’s credit quality changes, the responsibility for changing the borrower’s risk grade accordingly lies first with Park Sterling’s lending staff, and second with the credit administration department. The process of determining the allowance for loan losses is fundamentally driven by the risk grade system. In determining the allowance for loan losses and any resulting provision to be charged against earnings, particular emphasis is placed on the results of the loan review process. Consideration is also given to the value and adequacy of collateral, economic conditions in Park Sterling’s market areas and other factors. During the third quarter of 2010, Park Sterling introduced refinements to its loan loss allowance methodology. The principal change was the addition of a more comprehensive qualitative component, which evaluates six environmental factors, including portfolio trends, portfolio concentrations, general economic and market trends, changes in lending practices, regulatory environment and other factors. Further details about this component of Park Sterling's loan loss allowance are outlined below. These refinements are intended to help management recognize expected losses that may not be identified through the quantitative analysis of Park Sterling’s historical loss experience. For loans determined to be impaired, the allowance is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This discounted cash flow analysis is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses represents management’s estimate of the appropriate level of reserve to provide for the risk inherent in Park Sterling’s loan portfolio. The determination of the allowance for loan losses involves a high degree of judgment and complexity.

The evaluation of the allowance for loan losses, which generally occurs at the end of each quarter, consists of three components, as follows:

1)           Specific Reserve Component. Specific reserves represent the current impairment estimate on specific loans, which is an estimate of the amount for which it is probable that Park Sterling will be unable to collect all amounts due on such loans, if any, according to contractual terms based on current information and events. Impairment measurement reflects only a deterioration of credit quality and not changes in market rates that may cause a change in the fair value of the impaired loan. The amount of impairment may be measured in one of three ways, including (i) calculating the present value of expected future cash flows, discounted at the loan’s interest rate and deducting estimated selling costs, if any; (ii) observing quoted market prices for identical or similar instruments traded in active markets, or employing model-based valuation techniques for which all significant assumptions are observable in the market; and (iii) determining the fair value of collateral, for both collateral dependent loans and for loans when foreclosure is probable.

2)           Quantitative Reserve Component. Quantitative reserves represent the current loss contingency estimate on pools of loans, which is an estimate of the amount for which it is probable that Park Sterling will be unable to collect all amounts due on homogeneous groups of loans according to contractual terms should one or more events occur, excluding those loans specifically identified above. Given the limited operating history of Park Sterling, this component of the allowance for loan losses is currently based on the historical loss experience of comparable institutions. This comparable institution loss experience was obtained by surveying peer group institutions, which include North Carolina-based community banks that management believes originate similar types of loans to those originated by Park Sterling, as supplemented by discussions with peers and industry professionals. The estimated historical loss rates are grouped into loans with similar risk characteristics by utilizing Park Sterling’s internal risk grades applied on a consistent basis across all loan-types. Management is beginning the process of collecting and evaluating internal loan loss data for the purpose of validating and/or modifying the current quantitative reserve calculation and expects to have that work completed by the end of 2011.

3)            Qualitative Reserve Component. Qualitative reserves represent an estimate of the amount for which it is probable that environmental factors will cause the aforementioned loss contingency estimate to differ from historical results or other assumptions. Since the third quarter of 2010, Park Sterling has utilized the following six environmental factors in its quarterly calculation of the allowance for loan losses:

i.
Portfolio Trends. Trends considered include, but are not limited to, type or level of loan origination activity, changes in asset quality (i.e., past due, special mention, nonperforming) and changes in collateral values. Park Sterling reviews trends in loan performance over the previous six to eight quarters using general ledger reports for internal data and SNL Financial LC ("SNL") analysis for external data.  The SNL analysis generally includes banks headquartered in Virginia, North Carolina and South Carolina with total assets of between $400 million and $4.0 billion.

ii.
Portfolio Concentrations. Concentrations considered include, but are not limited to, concentrations based on related borrowers, geographic region, industry sector, loan type, or other factors.  Park Sterling reviews trends in loan performance over the previous six to eight quarters using general ledger reports for internal data and SNL analysis (as described in paragraph i. above) for external data.

iii.
Economic and Market Trends. Trends considered include, but are not limited to, trends and levels of gross domestic product, unemployment, bankruptcies, foreclosures, housing starts, housing prices, equity prices, or competitor activities.  External data is sourced from a variety of websites including the Bureau of Labor Statistics, Federal Reserve Bank, Federal Housing Finance Agency, National Association of Realtors and others.

iv.
Changes in Lending Practices. Changes considered include, but are not limited to, changes in policies, procedures and system, changes in geographic, product or client focus and changes in staff and management. Data is gathered through internal management discussions.

v.
Regulatory Environment. Considerations include, but are not limited to, modification or expansion of regulatory requirements and changes in supervisory practices. Data is gathered through internal management discussions, feedback from regulatory examinations and discussions with regulators.

vi.	Other Factors. This is intended to capture environmental factors not otherwise addressed in the factors identified above. Data is gathered through internal management discussions.

Management believes that each of the above environmental factors addresses and provides for the additional uncertainty when current conditions are not consistent with the conditions prevailing in the prior periods utilized in the calculation of historical loss estimates. This additional uncertainty may be heightened during periods of unusual market and/or economic volatility, such as exists today.

Each qualitative component is evaluated on at least a quarterly basis by the Park Sterling Bank’s Allowance Committee and is ranked as being “Low,” “Moderate,” “High,” or “Very High.” The first three factors – portfolio trends, portfolio concentrations and economic and market trends – are believed by management to present the most significant risk to the portfolio and are therefore associated with both higher absolute and range of potential reserve percentage (from 0.05% to 0.15% of outstanding performing loans). The last three factors – changes in lending practices, regulatory environment and other factors – carry a slightly lower absolute and range of potential reserve percentage (from 0.025% to 0.10% of outstanding performing loans). The reserve percentages for each of the six factors are derived from available industry information combined with management judgment. Park Sterling may consider both trends and absolute levels of such factors, if applicable.

Before 2010, Park Sterling did not include qualitative factors in its allowance model. During the first quarter of 2010, Park Sterling introduced its first qualitative factor by including an estimate of $477,792, reflecting management’s judgment that, given the uncertain economic outlook, historical peer group data did not appropriately recognize loss content in the portfolio, despite an improvement in net charge-offs from the previous quarter. This estimate for environmental factors was reduced to $100,000 in the second quarter of 2010, reflecting management’s assessment that asset quality had stabilized, given two quarters of improvement in net charge-offs, and that the general economic outlook was expected to stabilize or improve over the second half of 2010.

During the third quarter of 2010, Park Sterling introduced refinements to the qualitative components of its allowance model.  The aggregate qualitative factor, which was previously $100,000, was increased to 0.475% of nonimpaired loans, or $1.8 million. The following is a breakdown of the ranking of each factor and its contribution to the aggregate qualitative component of the allowance:

●	Portfolio Trends – High (0.100%, or $0.4 million).

●	Portfolio Concentrations – High (0.100%, or $0.4 million).

●	Economic and Market Trends – High (0.100%, or $0.4 million).

●	Changes in Lending Practices – Low (0.025%, or $0.1 million).

●	Regulatory Environment – High (0.075%, or $0.3 million).

●	Other Factors – Moderate (0.075%, or $0.3 million).

During the fourth quarter of 2010, management increased the aggregate estimate for environmental factors to 0.525% of nonimpaired loans, or $1.9 million. This change was driven by a 0.050% increase in the Portfolio Trends factor from a rating of High (0.100%) to a rating of Very High (0.150%).  This increase reflected a rise in classified loans from 7.09% to 11.56% of total loans and a concurrent five-fold increase in nonperforming loans to 10.23% of total loans following a detailed portfolio review of all loans except Park Sterling’s HELOC exposures. Uncertainty around the HELOC exposures was the key driver for increasing the Portfolio Trend qualitative factor.  All other factors remained unchanged from the prior period. There were no further changes in Park Sterling’s environmental factors during the first and second quarters of 2011.

Qualitative reserves represented 0.525% of outstanding performing loans as of June 30, 2011, accounting for $1.9 million, or 17%, of Park Sterling’s allowance for loan losses. There was no provision expense related to this component of allowance for the first six months of 2011 given that outstanding performing loans declined during the period. Qualitative reserves represented 0.525% of outstanding performing loans as of December 31, 2010, accounting for $1.9 million, or 15%, of Park Sterling’s allowance for loan losses. Approximately $94 thousand, or 1%, of fourth quarter 2010 provision expense related to this component of the allowance.

Park Sterling’s policy regarding past due loans normally requires that a loan be placed on  nonaccrual status  at 90 days past due. Charge-off to the allowance for loan losses may ensue following timely collection efforts and a thorough review of payment sources. Further efforts are then pursued through various means available. Loans carried in a nonaccrual status are generally secured by collateral, which is considered in the determination of the allowance for loan losses, through the impaired loan process.

The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. In connection with its charter and deposit insurance approval, Park Sterling Bank committed to the FDIC and the N.C. Commissioner to maintain an allowance for loan losses of at least 1.50% of total loans through December 31, 2008, the first three years of its operation. Following that time, Park Sterling has maintained an allowance for loan loss policy and methodology consistent with regulatory guidance and GAAP.

The allowance for loan losses as a percentage of total loans increased to 2.96% at June 30, 2011 from 2.25% at June 30, 2010 .  The increase was related to a refinement in allowance methodology to incorporate a more comprehensive qualitative component, the effects of extended economic weakness on portfolio trends and specific reserves related to impaired loans. The allowance for loan losses as a percentage of total loans at June 30, 2011 decreased from 3.11% at December 31, 2010, due to the recognition of loss on loans.  Park Sterling had net charge-offs of $8.9 million in the first  six months of 2011 compared to $1.1 million in the same period of 2010. As of December 31, 2009, the allowance for loan losses as a percentage of total loans was 1.86%.

The continued economic downturn that persisted across North Carolina resulted in net charge-offs increasing to $12.0 million in 2010 compared to $1.4 million in 2009 and $374 thousand in 2008. Net charge-offs to total loans increased to 3.00% in 2010 compared to 0.36% in 2009 and 0.10% and 2008. The allowance for loan losses increased to $12.4 million, or 3.11%, of total loans outstanding at December 31, 2010 compared to $7.4 million, or 1.86%, and $5.6 million, or 1.50%, at December 31, 2009 and 2008, respectively.

While management believes that it uses the best information available to determine the allowance for loan losses, and that its allowance for loan losses is maintained at a level appropriate in light of the risk inherent in Park Sterling’s loan portfolio based on an assessment of various factors affecting the loan portfolio, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. The allowance for loan losses to total loans may further increase in 2011 if Park Sterling’s loan portfolio deteriorates due to economic conditions or other factors.

The following table presents a summary of changes in the allowance for loan losses and includes information regarding charge-offs, and selected coverage ratios for the six-month period ended June 30, 2011 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006:

Allowance for Loans Losses

	June 30,	December 31,
	2011	2010	2009	2008	2007	2006*
	(Dollars in thousands)
Balance, beginning of year	$12,424	$7,402	$5,568	$3,398	$640	$-
Provision for loan losses	7,707	17,005	3,272	2,544	2,758	640

Charge-offs
Commercial:	$(506)	$(1,338)	$(8)	$-	$-	$-
Commercial and industrial
Commercial real estate - owner-occupied	(136)	(105)	-	-	-	-
Commercial real estate - investor income producing	(62)	(840)	-	-	-	-
Acquisition, construction and development	(4,948)	(7,752)	(631)	(374)	-	-
Other commercial	(2,129)	-	-	-	-	-
Consumer:
Residential mortgage	(571)	(154)	(720)	-	-	-
Home equity lines of credit	(1,103)	(1,496)	(33)	-	-	-
Residential construction	(222)	(347)	-	-	-	-
Other loans to individuals	-	(10)	(46)	-	-	-
Total Charge-offs	(9,677)	(12,042)	(1,438)	(374)	-	-

Recoveries:
Commercial:
Commercial and industrial	$202	$2	$-	$-	$-	$-
Commercial real estate - owner-occupied	-	16	-	-	-	-
Commercial real estate - investor income producing	177	1	-	-	-	-
Acquisition, construction and development	428	35	-	-	-	-
Other commercial	3	-	-	-	-	-
Consumer
Residential mortgage	5	4	-	-	-	-
Home equity lines of credit	2	1	-	-	-	-
Residential construction	-	-	-	-	-	-
Other loans to individuals	6	-	-	-	-	-
Total Recoveries	823	59	-	-	-	-
Net charge-offs	(8,854)	(11,983)	(1,438)	(374)	-	-

Balance, end of year	$11,277	$12,424	$7,402	$5,568	$3,398	$640

Net charge-offs to total loans	4.66%	3.00%	0.36%	0.10%	0.00%	0.00%
Allowance for loan losses to total loans	2.96%	3.11%	1.86%	1.50%	1.50%	1.50%

* Park Sterling Bank commenced operations on October 25, 2006.

Allocation of the Allowance for Loan Losses

	June 30,		December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%	2006*	%
Commercial:
Commercial and industrial	$922	12%	$896	12%	$529	11%	$-	10%	$-	10%	$-	12%
Commercial real estate - owner-occupied	1,419	16%	1,061	14%	627	13%	-	8%	-	3%	-	0%
Commercial real estate - investor income producing	2,489	29%	2,105	28%	1,496	28%	-	24%	-	25%	-	27%
Acquisition, construction and development	2,752	17%	4,695	22%	3,149	25%	-	33%	-	39%	-	42%
Other commercial	912	2%	408	1%	-	0%	-	0%	-	3%	-	0%
Consumer:
Residential mortgage	300	6%	320	5%	547	5%	-	4%	-	1%	-	1%
Home equity lines of credit	910	15%	871	14%	835	13%	-	13%	-	11%	-	16%
Residential construction	83	1%	98	2%	144	3%	-	6%	-	4%	-	1%
Other loans to individuals	85	2%	86	2%	75	2%	-	2%	-	4%	-	1%
Unallocated	1,405	0%	1,884	0%	-	0%	5,568	0%	3,398	0%	640	0%
	$11,277	100%	$12,424	100%	$7,402	100%	$5,568	100%	$3,398	100%	$640	100%

* Park Sterling Bank commenced operations on October 25, 2006

Park Sterling evaluates and estimates off-balance sheet credit exposure at the same time it estimates credit losses for loans by a similar process. These estimated credit losses are not recorded as part of the allowance for loan losses, but are recorded to a separate liability account by a charge to income, if material. Loan commitments, unused lines of credit and standby letters of credit make up the off-balance sheet items reviewed for potential credit losses. These estimated credit losses were not material at December 31, 2010 and 2009.

Nonperforming Assets. Park Sterling grades loans with a risk grade scale of 1 through 9, with grades 1 through 5 representing pass credits, and grades 6, 7, 8 and 9 representing “special mention,” “substandard,” “doubtful” and “loss” credit grades, respectively, in accordance with regulatory guidelines. Loans are reviewed on a regular basis internally and at least annually by an external loan review group to ensure loans are graded appropriately. Credits are reviewed for past due trends, declining cash flows, significant decline in collateral value, weakened guarantor financial strength, management concerns, market conditions, and other factors that could jeopardize the repayment performance of the loan. Documentation deficiencies, to include collateral perfection and outdated or inadequate financial information, are also considered in grading loans.

All loans graded 6 or worse are included on Park Sterling’s list of “watch loans,” which represent potential problem loans and  are updated and reported to both management and the loan and risk committee of the board of directors on a monthly basis. Additionally, the watch list committee reviews other loans with more favorable ratings if there are concerns that the loan may become a problem in the future. Due to unfavorable economic conditions, Park Sterling currently includes a special review of all grade 5 loans greater than $250 thousand in its watch list committee. Impairment analysis has been performed on all loans graded “substandard” (risk grade of 7 or worse) and selected other loans as deemed appropriate. At June 30, 2011, Park Sterling maintained “watch loans” totaling $108.1 million, including $22.2 million of grade 5 loans, compared to $102.9 million at December 31, 2010, including $ 33.6 million of grade 5 loans. Watch loans were $36.0 million and $10.3 million at December 31, 2009 and 2008, respectively. Currently, all loans on Park Sterling’s watch list carry a risk grade of 5 or worse.  The future level of watch loans cannot be predicted, but rather will be determined by several factors, including overall economic conditions in the markets served. It is the general policy of Park Sterling to stop accruing interest income when a loan is placed on nonaccrual status and any interest previously accrued but not collected is reversed against current income. Generally, a loan is placed on nonaccrual status when it is over 90 days past due and there is reasonable doubt that all principal will be collected.

Park Sterling employs one of three potential methods to determine the fair value of impaired loans.

1) Fair value of collateral method.  This is the most common method and is used when the loan is collateral dependent.  In most cases, Park Sterling will obtain an “as is” appraisal from a third-party appraisal group.  The fair value from that appraisal may be adjusted downward for liquidation discounts for foreclosure or quick sale scenarios, as well as any applicable selling costs.

2) Cash flow method. This method is used when the loan is not collateral dependent and involves calculation of the net present value of the expected future cash flow from the loan, discounted at the nominal interest rate of the loan.

 3) Loan market value method. This is the method used least often by Park Sterling. Fair value is based on the offering price from a note buyer, either in the local community or a national loan sale advisor.

With respect to nonaccruing commercial and consumer  acquisition, construction and development loans, Park Sterling typically utilizes an “as-is”, or “discounted,” value to determine an appropriate fair value.  When appraising projects with an expected cash flow to be received over a period of time, such as A&D/land development loans, fair value is determined using a discounted cash flow methodology.  When appropriate, Park Sterling also requests that the appraiser include a three- or six-month liquidation value in order to examine quick sale scenario proceeds.  Park Sterling also accounts for expected selling cost when determining an appropriate property value.

Nonperforming loans, which consist of nonaccrual loans, accruing troubled debt restructurings (TDRs) and accruing loans for which payments are 90 days or more past due, decreased $14.5 million, or 34.4%, to $27.6 million, or 7.25% of total loans, at June 30, 2011 compared to $42.1 million, or 10.53% of total loans, at December 31, 2010. Nonperforming assets, which consist of nonperforming loans, OREO and loans held for sale decreased $10.8 million, or 24.9%, to $32.6 million at June 30, 2011 from $43.4 million at December 31, 2010. Nonperforming assets were $4.2 million and $1.4 million at December 31, 2009 and 2008, respectively.

Nonaccrual loans were $25.6 million at June 30, 2011, a decrease of $15.3 million, or 37.4%, from nonaccrual loans of $40.9 million at December 31, 2010. These nonaccrual loans consisted primarily of loans involving commercial and consumer acquisition, construction and development activity, which totaled $23.3 million, or 91.0%, of total nonaccrual loans at June 30, 2011 compared to $35.0 million, or 85.5%, of total nonaccrual loans at December 31, 2010. Nonaccruing TDRs are included in the nonaccrual loan amounts noted.

At June 30, 2011, nonaccruing TDR loans were $12.9 million and had no recorded allowance. At December 31, 2010, nonaccruing TDR loans were $24.9 million and had a recorded allowance of $2.4 million. During 2010, Park Sterling recorded charge-offs of $3.9 million related to TDRs of acquisition, construction and development loans. There were no TDRs accruing interest at December 31, 2009, 2008, 2007 and 2006.

There were no loans past due 90 days or more and still accruing interest at June 30, 2011, December 31, 2010 or June 30, 2010. Accruing TDRs totaled $2.0 million at June 30, 2011 and $1.2 million at December 31, 2010. At June 30, 2011, OREO totaled $3.5 million, which represented five residential lots, five residential properties and two nonresidential properties, all of which are recorded at values based on the Park Sterling’s most recent appraisals. At December 31, 2010, OREO was $1.2 million. All OREO properties have been written down to their respective fair values.

Prior to being discontinued in the second half of 2010, Park Sterling’s underwriting policy permitted interest reserves to be partially or fully funded by loan proceeds as a means to support acquisition, construction and development loans. As of June 30, 2011, there are no acquisition, construction and development loans kept current through the use of bank-funded reserves.

The following table sets forth, as of the dates indicated, the number of acquisition, construction and development loans in Park Sterling’s loan portfolio that were capitalizing interest from an interest reserve, the unpaid principal balance of those loans and the total capitalized interest on those loans (dollars in thousands):

As of	# of Loans	Principal Balance	Capitalized Interest
June 30, 2009	11	$26,432	$202
September 30, 2009	9	22,249	232
December 31, 2009	6	12,941	147
March 31, 2010	6	16,163	217
June 30, 2010	4	9,962	114
September 30, 2010	1	1,448	16
December 31, 2010	–	–	–
March 31, 2011	–	–	–
June 30, 2011	–	–	–

Nonaccrual loans increased significantly in 2010 compared to prior years as a result of the negative impact on Park Sterling’s loan portfolio from increased unemployment, the slow-down in housing, depressed real estate values in its markets and other similar factors. At June 30, 2010 and December 31, 2009, nonaccrual loans were $6.5 million and $2.7 million, respectively.

Interest that would have been recorded on nonaccrual loans for the  six months  ending June 30, 2011 and the years ended December 31, 2010, 2009 and 2008, had they performed in accordance with their original terms, totaled $762,000, $275,000, $70,000 and $56,000, respectively. Interest income on nonaccrual loans included in the results of operations for the  six months  ending June 30, 2011 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006 which were still accruing at that time totaled  $117 thousand, $1.5 million, $95 thousand, $0, $0 and $0, respectively.

The following table summarizes nonperforming assets at June 30, 2011 and December 31, 2010, 2009, 2008, 2007 and 2006:

Nonperforming Assets

	June 30,	December 31,
	2011	2010	2009	2008	2007	2006*

Nonaccrual loans	$25,565	$40,911	$2,688	$-	$-	$-
Past due 90 days or more and accruing	-	-	-	-	-	-
Troubled debt restructuring	2,002	1,198	-	-	-	-
Total nonperforming loans	27,567	42,109	2,688	-	-	-
Other real estate owned	3,470	1,246	1,550	1,431	-	-
Loans held for sale	1,600	-	-	-	-	-
Total nonperforming assets	$32,637	$43,355	$4,238	$1,431	$-	$-

Nonperforming loans to total loans	7.25%	10.53%	0.68%	0.00%	0.00%	0.00%

Nonperforming assets to total assets	5.34%	7.04%	0.89%	0.33%	0.00%	0.00%

Allowance for loan losses to nonperforming assets	34.55%	28.66%	175.00%	389.00%	0.00%	0.00%

* - Park Sterling Bank commenced operations on October 25, 2006

Deposits. Park Sterling offers a broad range of deposit instruments, including personal and business checking accounts, individual retirement accounts, business and personal money market accounts and certificates of deposit at competitive interest rates. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. Park Sterling regularly evaluates the internal cost of funds, surveys rates offered by competing institutions, reviews Park Sterling’s cash flow requirements for lending and liquidity and executes rate changes when deemed appropriate.

Total deposits decreased by $3.9 million, or 1.0%, from $407.8 million at December 31, 2010 to $403.9 million at June 30, 2011. Core deposits (excluding brokered time deposits) increased $5.9 million, or 1.9%, while brokered time deposits decreased by $9.8 million, or 9.2%. The increase in core deposits resulted from a continued effort by management to obtain additional deposits from existing relationships and shareholders along with targeted calling efforts by associates and board members.

Total deposits at December 31, 2010 increased $15.2 million, or 3.9%, from December 31, 2009. Average deposits for 2010 were $406.2 million, an increase of $26.3 million, or 6.9%, from 2009. With the exception of brokered time deposits, the increase in each category of deposits was primarily related to the competitive pricing of Park Sterling’s deposit products coupled with the continued development of relationships with local small businesses and the high level of individualized service to clients provided by Park Sterling. With respect to brokered time deposits, Park Sterling is focused on reducing its reliance on these deposits due to the limited opportunities to develop a relationship with those depositors. Brokered deposits remain attractive, however, given their relatively lower interest costs and will continue to be selectively utilized by Park Sterling.

The following table sets forth Park Sterling’s average balance of deposit accounts for the years ended December 31, 2010 and 2009 and the average cost for each category of deposit:

Average Deposits and Costs

	2010			2009			2008
	Average Balance	% of Total	Average Cost	Average Balance	% of Total	Average Cost	Average Balance	% of Total	Average Cost
Demand deposits	$40,293	10%	0.02%	$30,244	8%	0.02%	$4,374	2%	0.19%
Savings and money market	50,954	13%	0.78%	42,249	11%	0.82%	44,202	17%	2.24%
Time deposits - core	189,841	47%	1.90%	146,109	38%	2.80%	82,385	32%	5.26%
Time deposits - brokered	125,123	31%	1.80%	161,331	42%	2.41%	124,123	49%	4.42%
Total Deposits	$406,211	100%	1.55%	$379,933	100%	2.19%	$255,084	100%	3.85%
The following table indicates the amount of Park Sterling’s certificates of deposit by time remaining until maturity as of December 31, 2010:

Maturities of Time Deposits

December 31, 2010	Within 3 Months	3-6 Months	6-12 Months	1-5 Years	Total
(Dollars in thousands)
Time deposits of $100,000 or more	$47,698	$45,561	$55,876	$71,695	$220,830
Other time deposits	26,807	23,345	20,767	8,072	78,991

Total time deposits	$74,505	$68,906	$76,643	$79,767	$299,821

Borrowings. Borrowed funds totaled $28.6 million at June 30, 2011, compared to $27.8 million at December 31, 2010, $33.9 million at December 31, 2009 and $28.0 million at December 31, 2008. During 2009, $6.9 million was raised through a subordinated debt offering.

The following table details short and long-term borrowings at December 31, 2010, 2009 and 2008:

Schedule of Borrowed Funds

		% Change		% Change
		From Prior		From Prior
	2010	Year	2009	Year	2008
	(Dollars in thousands)
Short-term:
Repurchase agreements	$874	-56.1%	$1,989	-32.8%	$2,962
Federal Home Loan Bank advances	—	-100.0%	5,000	—	5,000

Total short-term	874	-87.5%	6,989	-12.2%	7,962

Long-term:
Federal Home Loan Bank advances	20,000	—	20,000	—	20,000
Subordinated debt	6,895	—	6,895	100.0%	—

Total long-term	26,895	0.0%	$26,895	34.5%	20,000

Total borrowed funds	$27,769	-18.0%	$33,884	21.2%	$27,962

The following table details balances outstanding related to short-term borrowings at December 31, 2010 and 2009 and annual information for the years presented:

Short-Term Borrowings

		Weighted	Maximum	Average	Average
		Average	Amount	Daily Balance	Annual
	Balance at	Interest Rate	Outstanding	Outstanding	Interest
	Year end	at Year End	During Year	During Year	Rate Paid
	(Dollars in thousands)
2010
Repurchase agreements	$874	0.15%	$4,722	$2,351	0.12%
Federal funds purchased	—	—	26	1	0.09%
Federal Home Loan Bank	—	—	5,000	2,110	0.31%

Total	$874	0.15%

2009
Repurchase agreements	$1,989	0.15%	$5,883	$2,614	0.15%
Federal funds purchased	—	—	2,503	16	0.69%
Federal Home Loan Bank	5,000	0.25%	5,000	5,000	0.43%

Total	$6,989	0.40%

2008
Repurchase agreements	$2,962	0.30%	$3,459	$2,717	1.12%
Federal funds purchased	—	—	11,066	2,881	3.10%
Federal Home Loan Bank	25,000	2.43%	25,000	20,164	2.65%

Total	$27,962	2.24%

Liquidity and Capital Resources

Liquidity refers to the ability to manage future cash flows to meet the needs of depositors and borrowers and to fund operations. Management strives to maintain sufficient liquidity to fund future loan demand and to satisfy fluctuations in deposit levels. This is achieved primarily in the form of available lines of credit from various correspondent banks, the FHLB, the Federal Reserve Discount Window and through Park Sterling’s investment portfolio. In addition, Park Sterling occasionally may have short-term investments at its primary correspondent bank in the form of federal funds sold. Liquidity is governed by a board of directors-approved Asset Liability Policy, which is administered by an internal Senior Risk Management Committee . The committee reports on a monthly basis asset/liability related matters to the Loan and Risk Committee of the board of directors.

Park Sterling’s internal liquidity ratio at June 30, 2011, December 31, 2010 and December 31, 2009 was 53.1%, 50.5% and 15.81%, respectively, in each case exceeding Park Sterling’s minimum internal target of 10%. In addition, at June 30, 2011, Park Sterling had an additional $30.5  million of credit available from the FHLB, $36.7  million from the Federal Reserve Discount Window and available lines totaling $70.0 million from correspondent banks. At December 31, 2010, Park Sterling had an additional $23.8 million of credit available from the FHLB, $35.7 million from the Federal Reserve Discount Window and $70.0 million from correspondent banks.

At June 30, 2011, Park Sterling had $7.8 million of loan commitments outstanding, pre-approved but unused lines of credit totaling $66.4 million and $4.0 million of standby letters of credit and financial guarantees . In management’s opinion, these commitments represent no more than normal lending risk to Park Sterling and will be funded from normal sources of liquidity. At December 31, 2010, Park Sterling had $3.8 million of loan commitments outstanding, $69.6 million of pre-approved but unused lines of credit and $2.9 million of standby letters of credit and financial guarantees.

Park Sterling’s capital position is reflected in its shareholders’ equity, subject to certain adjustments for regulatory purposes. Shareholders’ equity, or capital, is a measure of Park Sterling’s net worth, soundness and viability. Park Sterling continues to remain in a well capitalized position. Shareholders’ equity on June 30, 2011 was $173.6 million compared to the December 31, 2010 balance of $177.1 million and $46.1 million at December 31, 2009. In August 2010, Park Sterling completed its Public Offering of 23,100,000 shares of common stock at an initial purchase price of $6.50 per share for an aggregate offering price of approximately $150.2 million. As a result of the offering, Park Sterling received net proceeds of approximately $140.2 million, after $9.0 million in underwriting fees, including the $3.0 million in contingent fees (described in Note 3 – Shareholders’ Equity to the Park Sterling Quarterly Financial Statements), and approximately $0.9 million in related expenses. Remaining proceeds have been invested in accordance with Park Sterling’s investment policies.

Risk - based capital regulations adopted by the Federal Reserve Board and the FDIC require bank holding companies and banks to achieve and maintain specified ratios of capital to risk - weighted assets. The risk based capital rules are designed to measure “Tier 1” capital (generally consisting of common shareholders’ equity, a limited amount of qualifying perpetual preferred stock and trust preferred securities, and minority interests in consolidated subsidiaries, net of goodwill and other intangible assets and certain other items) and total capital (consisting of Tier 1 capital and Tier 2 capital, which generally includes certain preferred stock, mandatory convertible debt securities and term subordinated debt) in relation to the credit risk of both on- and off-balance-sheet items. Under the guidelines, one of four risk weights is applied to the different on-balance-sheet items. Off-balance-sheet items, such as loan commitments, are also subject to risk weighting after conversion to balance sheet equivalent amounts. All banks must maintain a minimum total capital to total risk weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital. These guidelines also specify that banks that are experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels. At June 30, 2011 and December 31, 2010, Park Sterling Bank satisfied its minimum regulatory capital requirements and was “well capitalized” within the meaning of federal regulatory requirements. Park Sterling’s risk-weighted assets at June 30, 2011 and December 31, 2010 were $413.9 million and $431.3 million, respectively.

Actual and required minimum capital levels for Park Sterling Corporation at June 30, 2011, and for Park Sterling Bank at June 30, 2011, December 31, 2010 and December 31, 2009, were:

Capital Ratios
					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Actions Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Park Sterling Corporation
June 30, 2011
Total Risk-Based Capital Ratio	$178,905	43.23%	$33,108	8.00%	$41,385	10.00%
Tier 1 Capital Ratio	166,762	40.30%	16,554	4.00%	24,831	6.00%
Tier 1 Leverage Ratio	166,762	27.07%	24,641	4.00%	30,802	5.00%

December 31, 2010*
Total Risk-Based Capital Ratio	$185,768	43.06%	$34,035	8.00%	$42,543	10.00%
Tier 1 Capital Ratio	173,395	40.20%	17,017	4.00%	25,525	6.00%
Tier 1 Leverage Ratio	173,395	27.39%	22,227	4.00%	27,784	5.00%

Park Sterling Bank
June 30, 2011
Total Risk-Based Capital Ratio	$103,432	25.30%	$32,710	8.00%	$40,887	10.00%
Tier 1 Capital Ratio	91,350	22.34%	16,355	4.00%	24,532	6.00%
Tier 1 Leverage Ratio	91,350	16.92%	21,601	4.00%	27,001	5.00%

December 31, 2010
Total Risk-Based Capital Ratio	$185,768	43.06%	$34,035	8.00%	$42,543	10.00%
Tier 1 Capital Ratio	173,395	40.20%	17,017	4.00%	25,525	6.00%
Tier 1 Leverage Ratio	173,395	27.39%	22,227	4.00%	27,784	5.00%

December 31, 2009
Total Risk-Based Capital Ratio	$57,061	13.55%	$33,684	8.00%	$42,105	10.00%

Tier 1 Capital Ratio	44,877	10.66%	16,842	4.00%	25,263	6.00%

Tier 1 Leverage Ratio	44,877	9.40%	19,097	4.00%	23,871	5.00%

Park Sterling Bank has committed to its regulators to maintain a Tier 1 leverage ratio, calculated as Tier 1 capital to average assets, of at least 10.00% for the three years following the Public Offering.

As disclosed in Park Sterling’s Consolidated Statements of Cash Flows included in the Park Sterling Annual Financial Statements, net cash provided by operating activities was $8 thousand during 2010. Net cash used for investing activities of $115.4 million consisted primarily of purchases of available-for-sale investments totaling $117.0 million, which were partially offset by maturities, calls and sales of available-for-sale investments totaling $13.7 million. Net cash provided by financing activities amounted to $149.3 million, primarily from net proceeds of the Public Offering of $140.2 and the net increase in deposits of $15.2 million and was partially offset by a reduction in FHLB borrowings of $6.1 million.

Off-Balance-Sheet Arrangements and Contractual Obligations

In the ordinary course of operations, Park Sterling may enter into certain contractual obligations that could include the funding of operations through debt issuances as well as leases for premises and equipment.

The following table summarizes Park Sterling’s significant fixed and determinable contractual obligations at December 31, 2010:

Contractual Obligations

	Less Than			More Than
December 31, 2010	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(Dollars in thousands)
Certificate of deposits	$220,054	$72,677	$7,090	$—	$299,821
Deposits without a stated maturity	107,999	—	—	—	107,999
Repurchase agreements	874	—	—	—	874
FHLB advances	—	20,000	—	—	20,000
Subordinated debt	—	—	—	6,895	6,895
Operating lease obligations	496	1,328	1,392	498	3,714

Total	$329,423	$94,005	$8,482	$7,393	$439,303

Information about Park Sterling’s off-balance sheet risk exposure is presented in Note K — Off-Balance Sheet Risk to the Park Sterling Annual Financial Statements. As part of ongoing business, Park Sterling currently  has not participated  in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (SPEs), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of June 30, 2011, Park Sterling was not involved in any unconsolidated SPE transactions.

In connection with its Public Offering, Park Sterling Bank issued 23,100,000 shares of common stock at $6.50 per share, for a gross aggregate offering price of $150.2 million. Park Sterling Bank incurred underwriting fees of $6.0 million and related expenses of $0.9 million resulting in net proceeds of $143.2 million being received by Park Sterling Bank. Additional underwriting fees equal to $3.0 million will be payable in the future if Park Sterling’s common stock price closes at a price equal to or above 125% of the offering price, or $8.125 per share, for a period of 30 consecutive days. A liability for the contingent underwriting fees of $3 million has been accrued and is included in other liabilities in the consolidated balance sheet at December 31, 2010 included in the Park Sterling Annual Financial Statements.

Impact of Inflation and Changing Prices

Park Sterling has an asset and liability make-up that is distinctly different from that of an entity with substantial investments in plant and inventory because the major portions of a commercial bank’s assets are monetary in nature. As a result, Park Sterling’s performance may be significantly influenced by changes in interest rates. Although Park Sterling and the banking industry are more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

Interest Rate Sensitivity

Park Sterling’s Asset Liability Committee (the ALCO)  actively evaluates and manages interest rate risk using a process developed by Park Sterling. The ALCO is also responsible for approving Park Sterling’s asset/liability management policies, overseeing the formulation and implementation of strategies to improve balance sheet positioning and earnings, and reviewing Park Sterling’s interest rate sensitivity position.

The primary measures that management uses to evaluate short-term interest rate risk include (i) cumulative gap summary, which measures potential changes in cash flows should interest rates rise or fall; (ii) net interest income at risk, which projects the impact of different interest rate scenarios on net interest income over one-year and two-year time horizons; (iii) net income at risk, which projects the impact of different interest rate scenarios on net income over one-year and two-year time horizons; and (iv) economic value of equity at risk, which measures potential long-term risk in the balance sheet by valuing Park Sterling’s assets and liabilities at “market” under different interest rate scenarios.

These measures have historically been calculated under a simulation model prepared by an independent correspondent bank assuming incremental 100 basis point shocks (or immediate shifts) in interest rates up to a total increase or decrease of 300 basis points. These simulations estimate the impact that various changes in the overall level of interest rates over a one- and two- year time horizon would have on net interest income. The results help Park Sterling develop strategies for managing exposure to interest rate risk. Like any forecasting technique, interest rate simulation modeling is based on a large number of assumptions. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates and balance sheet management strategies. Management believes that the assumptions are reasonable, both individually and in the aggregate. Nevertheless, the simulation modeling process produces only a sophisticated estimate, not a precise calculation of exposure. The overall interest rate risk management process is subject to annual review by an outside professional services firm to ascertain its effectiveness as required by federal regulations.

Park Sterling’s current guidelines for risk management call for preventive measures if a 300 basis point shock, or immediate increase or decrease, in short-term interest rates over the next twelve months would affect net interest income over the same period by more than 30.0%. This guideline was increased from 20.0% effective March 31, 2011. Park Sterling currently operates well within these guidelines. As of June 30, 2011, based on the results of the simulation model, Park Sterling could expect net interest income to decrease by approximately 7.5% over twelve months if short-term interest rates immediately decreased by 300 basis points, which is unlikely based on current rate levels. If short-term interest rates increased by 300 basis points, net interest income could be expected to increase by approximately 8.2% over twelve months. At December 31, 2010, the simulation model results showed that Park Sterling could expect net interest income to decrease by approximately 4.8% over twelve months if short-term interest rates decreased by 300 basis points, and if short-term interest rates increased by 300 basis points, net interest income could be expected to increase by approximately 6.6% over twelve months.

Park Sterling uses multiple interest rate swap agreements, accounted for as either cash flow or fair value hedges, as part of the management of interest rate risk. During the three months ended June 30, 2011, Park Sterling terminated an interest rate swap that had been accounted for as a cash flow hedge. The swap had a notional amount of $40.0 million and was purchased on May 16, 2008 to protect Park Sterling from falling rates. Park Sterling received a fixed rate of 6.22% for a period of three years and paid the prime rate for the same period, currently at 3.25%. At December 31, 2010 and 2009, the unrealized gain on this instrument was $282 thousand and $706 thousand, respectively. During the three months ended June 30, 2011 and 2010, Park Sterling recorded $0.1 million and $0.4 million of income, respectively, from this instrument. During the six months ended June 30, 2011 and 2010, Park Sterling recorded $0.3 million and $0.6 million of income, respectively, from this instrument. During the years ended December 31, 2010, 2009 and 2008, Park Sterling recorded $1.2 million, $1.2 million and $379 thousand of income from this instrument.

Park Sterling has entered into seven loan swaps, including one forward-starting swap, accounted for as fair value hedges. The fair value mark on the forward-starting swap will be offset when the associated loan closes and is marked to fair value in the fourth quarter of 2011. The total original notional amount of these swaps was $17.4 million. These derivative instruments are used to protect Park Sterling from interest rate risk caused by changes in the LIBOR curve in relation to certain designated fixed rate loans.

These derivative instruments were carried at a fair market value of $(0.6) million, $(569) thousand and $(497) thousand at June 30, 2011, December 31, 2010 and December 31, 2009, respectively. Park Sterling recorded interest expense on these loan swaps of $0.2 million and $0.3 million in the three months and six months ended June 30, 2011, respectively, and $0.1 million and $0.2 million in the three and six months ended June 30, 2010, respectively. Park Sterling recorded interest expense on these loan swaps of $0.3 million, $0.4 million and $0.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In addition, income from a swap that was terminated in early 2008 of $353 thousand, $852 thousand and $796 thousand was recorded during the years ended December 2010, 2009 and 2008, respectively.

For cash flow hedges, Park Sterling uses the dollar-offset method for assessing effectiveness using the cumulative approach. The dollar-offset method compares the dollar amount of the change in anticipated future cash flows of the hedging instrument with the dollar amount of the changes in anticipated future cash flows of the risk being hedged over the assessment period. The cumulative approach involves comparing the cumulative changes in the hedging instrument’s anticipated future cash flows to the cumulative changes in the hedged transaction’s anticipated future cash flows. Because the floating index and reset dates are based on identical terms, management believes that the hedge relationship of the cumulative changes in expected future cash flow from the hedging derivative and the cumulative changes in expected interest cash flows from the hedged exposure will be highly effective.

Consistent with the risk management objective and the hedge accounting designation, management measures the degree of hedge effectiveness by comparing the cumulative change in anticipated interest cash flows from the hedged exposure over the hedging period to the cumulative change in anticipated cash flows from the hedging derivative. Any difference between these two measures will be deemed hedge ineffectiveness and recorded in current earnings. Management utilizes the “Hypothetical Derivative Method” to compute the cumulative change in anticipated interest cash flows from the hedged exposure. To the extent that the cumulative change in anticipated cash flows from the hedging derivative offsets from 80% to 125% of the cumulative change in anticipated interest cash flows from the hedged exposure, the hedge is deemed effective.

For fair value hedges, FASB ASC Topic 815 requires that the method selected for assessing hedge effectiveness must be reasonable, be defined at the inception of the hedging relationship and be applied consistently throughout the hedging relationship. Park Sterling uses the dollar-offset method for assessing effectiveness using the cumulative approach. The dollar-offset method compares the fair value of the hedging derivative with the fair value of the hedged exposure. The cumulative approach involves comparing the cumulative changes in the hedging derivative’s fair value to the cumulative changes in the hedged exposure’s fair value. The calculation of dollar offset is the change in clean fair value of hedging derivative, divided by the change in fair value of the hedged exposure attributable to changes in the LIBOR curve. To the extent that the cumulative change in fair value of the hedging derivative offsets from 80% to 125% of the cumulative change in fair value of the hedged exposure, the hedge will be deemed effective. The change in fair value of the hedging derivative and the change in fair value of the hedged exposure are recorded in earnings. Any hedge ineffectiveness is also reflected in current earnings.

Prime rate swaps (pay floating, received fixed) are recorded on the balance sheet in other assets or liabilities at fair market value. Loan swaps (pay fixed, receive floating) are carried at fair market value and are included in loans. Changes in fair value of the hedged loans have been completely offset by the fair value changes in the derivatives which are in contra asset accounts included in loans.

See Note L — Derivative Financial Instruments and Hedging Activities to the Park Sterling Annual Financial Statements and Note  9 – Derivative Financial Instruments and Hedging Activities to the Park Sterling Quarterly Financial Statements for further discussion on Park Sterling’s derivative financial instruments and hedging activities.

Financial institutions are subject to interest rate risk to the degree that their interest-bearing liabilities, primarily deposits, mature or reprice more or less frequently, or on a different basis, than their interest-earning assets, primarily loans and investment securities. The match between the scheduled repricing and maturities of Park Sterling’s interest-earning assets and liabilities within defined periods is referred to as “gap” analysis. At June 30, 2011, Park Sterling’s cumulative one-year gap was a positive, or asset sensitive, $114.1 million, or 18.7% of total assets, well within its ALCO policy guideline of 35%. At December 31, 2010, Park Sterling’s cumulative one - year gap was $42.9 million, or 7.0% of total assets.

The following table reflects Park Sterling’s rate sensitive assets and liabilities by maturity as of June 30, 2011 and December 31, 2010. Variable rate loans are shown in the category of due “within three months” because they reprice with changes in the prime lending rate. Fixed rate loans are presented assuming the entire loan matures on the final due date, although payments are actually made at regular intervals and are not reflected in this schedule.

Interest Rate Gap Sensitivity

	Within	Three	One Year
	Three	Months to	to Five	After
	Months	One Year	Years	Five Years	Total

At June 30, 2011:
Interest-earning assets:
Interest-bearing deposits	$8,571	$-	$-	$-	$8,571
Federal funds sold	44,060	-	-	-	44,060
Securities	20,039	12,458	54,978	59,259	146,734
Loan held for sale	-	-	-	1,600	1,600
Loans	223,014	46,147	109,450	1,754	380,365
Other interest-earning assets	-	-	-	-	-
Total interest-earning assets	295,684	58,605	164,428	62,613	581,330

Interest-bearing liabilities:
Demand deposits	2,726	-	6,232	4,674	13,632
MMDA and savings	97,242	-	-	-	97,242
Time deposits	61,580	93,821	95,475	-	250,876
Short term borrowings	1,661	-	-	-	1,661
Long term borrowings	-	-	20,000	6,895	26,895
Total interest-bearing liabilities	163,209	93,821	121,707	11,569	390,306

Derivatives	14,279	2,555	(13,238)	(3,596)	-

Interest sensitivity gap	$146,754	$(32,661)	$29,483	$47,448	$191,024
Cummulative interest sensitivity gap	$146,754	$114,093	$143,576	$191,024

Percentage of total assets		18.68%

At December 31, 2010:
Interest-earning assets:
Interest bearing deposits	$5,040	$-	$-	$-	$5,040
Federal funds sold	57,905	-	-	-	57,905
Securities	-	-	12,590	128,000	140,590
Loans	245,364	16,532	133,416	4,517	399,829
Other interest-earning assets	-	-	-	2,275	2,275
Total interest-earning assets	308,309	16,532	146,006	134,792	605,639

Interest-bearing liabilities:
Demand deposits	9,372	-	-	-	9,372
MMDA and savings	62,293	-	-	-	62,293
Time deposits	74,505	145,549	79,767	-	299,821
Short term borrowings	874	-	-	-	874
Long term borrowings	-	-	20,000	6,895	26,895
Total interest-bearing liabilities	147,044	145,549	99,767	6,895	399,255

Derivatives	(29,316)	40,000	(7,036)	(3,648)	-

Interest sensitivity gap	$131,949	$(89,017)	$39,203	$124,249	$206,384
Cummulative interest sensitivity gap	$131,949	$42,932	$82,135	$206,384

Percentage of total assets		6.97%

INFORMATION ABOUT COMMUNITY CAPITAL CORPORATION

General

Community Capital is a South Carolina corporation organized in 1988 to operate as a bank holding company pursuant to the Bank Holding Company Act and the South Carolina Banking and Branching Efficiency Act of 1996, and to own and control all of the capital stock of CapitalBank.  CapitalBank is a South Carolina state-chartered Federal Reserve member bank that provides banking services to consumers and small to medium-sized businesses at 18 branches throughout South Carolina.  CapitalBank (formerly known as Greenwood National Bank) opened for business in 1989.

Market Areas

At June 30, 2011, CapitalBank operated 17 full-service branches and one drive-through facility in South Carolina, three of which are located in Greenwood, two of which are located in each of Abbeville, Anderson and Greer, and one of which is located in each of Newberry, Belton, Greenville, Clemson, Saluda, Prosperity, Honea Path, Clinton and Calhoun Falls.

The following table sets forth certain information concerning CapitalBank at June 30, 2011 :

	Number of Locations	Total Assets	Total Loans	Total Deposits
	(Dollars in thousands)
CapitalBank	18	$637,052	$447,637	$474,616

Banking Services

Through CapitalBank, Community Capital provides a full range of lending services, including real estate, consumer and commercial loans to individuals and small to medium-sized businesses in its market areas, as well as residential mortgage loans.  CapitalBank’s primary focus has been on real estate construction loans, commercial mortgage loans and residential mortgage loans.  CapitalBank complements its lending services with a full range of retail and commercial banking products and services, including checking, savings and money market accounts, certificates of deposit, credit card accounts, individual retirement accounts, safe deposit accounts, money orders and electronic funds transfer services.  Deposits in CapitalBank are insured by the FDIC up to a maximum amount, which is currently $250,000 for each non-retirement depositor and $250,000 for certain retirement-account depositors.  In addition to its traditional banking services, Community Capital also offers customers trust and fiduciary services.  Community Capital makes discount securities brokerage services available through a third-party brokerage firm that has contracted with CapitalBank.

Lending Activities

General.  Through CapitalBank, Community Capital offers a range of lending services, including real estate, consumer and commercial loans, to individuals and small business and other organizations that are located in or conduct a substantial portion of their business in CapitalBank’s market areas.  CapitalBank’s total loans at June 30, 2011 totaled $447.6 million, or 77.51% of total earning assets.  The interest rates charged on loans vary with the degree of risk, maturity and amount of the loan, and are further subject to competitive pressures, availability of funds and government regulations.  CapitalBank has no foreign loans or loans for highly leveraged transactions.

CapitalBank’s primary focus has been on real estate construction loans and commercial mortgage loans to individuals and small to medium-sized businesses in its market areas, as well as residential mortgage loans.  These three loan types totaled approximately $397.8 million and constituted approximately 88.9% of CapitalBank’s loan portfolio at June 30, 2011 .

The following table sets forth the composition of CapitalBank’s loan portfolio for the quarter ended June 30, 2011 and each of the five years in the period ended December 31, 2010.

Loan Composition
(Dollars in thousands)

	June 30,	December 31,
	2011	2010	2009	2008	2007	2006
Commercial, financial and agricultural	6.98%	8.28%	6.18%	6.77%	6.89%	7.83%
Real estate:
Construction	19.60	20.67	25.59	28.89	25.92	24.88
Mortgage:
Residential	37.89	38.07	37.85	36.61	39.13	39.08
Commercial (1)	31.38	29.04	26.33	24.52	24.00	24.07
Consumer and other	4.15	3.94	4.05	3.21	4.06	4.14
Total loans	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Total loans (dollars)	$447,637	$479,393	$567,178	$641,787	$645,154	$573,639

(1)	The majority of these loans are made to operating businesses where real property has been taken as additional collateral.

Loan Approval.  Certain credit risks are inherent in the loan-making process.  These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers.  In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectibility.  CapitalBank attempts to minimize loan losses through various means and uses standardized underwriting criteria.  These means included the use of policies and procedures that impose officer and customer lending limits and require loans in excess of certain limits to be approved by the board of directors of CapitalBank.  CapitalBank does not make any loans to any director or executive officer of CapitalBank unless the loan is approved by the board of directors of CapitalBank and is on terms not more favorable than would be available to a person not affiliated with CapitalBank.

Loan Review.  CapitalBank has a continuous loan review process designed to promote early identification of credit quality problems.  All loan officers are charged with the responsibility of reviewing all past due loans in their respective portfolios.  CapitalBank establishes watch lists of potential problem loans.

Commercial, Financial and Agricultural Loans. CapitalBank makes loans for commercial purposes in various lines of businesses. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or if they are secured, the value of the security may be difficult to assess and more likely to decrease than real estate. Commercial, financial and agricultural loans generally have terms of five years or less. Where collateral secures these loans, it is generally accounts receivable, inventory or equipment.

Equipment loans typically will be made for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment. Generally, CapitalBank limits the loan-to-value ratio on these loans to 80% or less.

Working capital loans typically have terms not exceeding one year and usually are secured by accounts receivable, inventory or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and in other cases principal will typically be due at maturity. Advance rates on inventory are generally no greater than 50% and accounts receivable advance rates are generally no greater than 75% of the eligible receivables. Eligible accounts receivable are generally only those accounts that are considered fully collectible and are considered in good standing with the credit grantor.

Trade letters of credit, standby letters of credit and foreign exchange will generally be handled through a correspondent bank as agent for CapitalBank.

Agricultural loans are loans for the purpose of producing, harvesting, marketing, transportation or processing of agricultural products, including livestock. Such loans require specialized knowledge and expertise in order to properly structure and secure the debt and may be made only to established customers within CapitalBank’s trade area, by lenders who are familiar with the borrower and the nature of his business. Real estate is taken as additional collateral (a) when it is offered by the borrower or (b) when the repayment source may be dependent in part or in whole upon the collateral offered. Agricultural loans are a nominal portion of this category of loans and represented $61.0 million, or 0.01%, of the total loan portfolio as of December 31, 2010.

CapitalBank evaluates each borrower on an individual basis and attempts to determine its business risks and credit profile. CapitalBank attempts to reduce credit risk by structuring the loan repayment in line with the purpose for which the funds have been requested. CapitalBank generally requires that the debtor cash flow exceed 120% of the monthly debt service obligations. CapitalBank typically reviews all of the personal financial statements of the principal owners and requires their personal guarantees. These reviews generally reveal secondary sources of payment and liquidity to support the loan request.

Real Estate Mortgage Loans.  The principal component of CapitalBank’s loan portfolio is loans secured by real estate mortgages.  CapitalBank obtains a security interest in real estate whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan.  At June 30, 2011, loans secured by first or second mortgages on real estate made up approximately 90% of CapitalBank’s loan portfolio.

These loans will generally fall into one of four categories: commercial real estate loans, construction and development loans, residential real estate loans or home equity loans.  Most of CapitalBank’s real estate loans are secured by residential or commercial property.  Interest rates for all categories may be fixed or adjustable, and will more likely be fixed for shorter-term loans.  CapitalBank generally charges an origination fee for each loan.  Other loan fees consist primarily of late charge fees.  Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate.  Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower’s cash flow, creditworthiness and ability to repay the loan.

Commercial Real Estate Loans.  Commercial real estate loans generally have terms of five years or less, although payments may be structured on a longer amortization basis.  CapitalBank evaluates each borrower on an individual basis and attempts to determine its business risks and credit profile.  CapitalBank attempts to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 85%.  CapitalBank generally requires that debtor cash flow exceed 115% of monthly debt service obligations.  CapitalBank typically reviews all of the personal financial statements of the principal owners and requires their personal guarantees.  These reviews generally reveal secondary sources of payment and liquidity to support a loan request.

Construction and Development Real Estate Loans.  CapitalBank offers adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own home.  The term of construction and development loans generally is limited to 18 months, although payments may be structured on a longer amortization basis.  Most loans will mature and require payment in full upon the sale of the property.  CapitalBank believes that construction and development loans generally carry a higher degree of risk than long-term financing of existing properties.  Repayment depends on the ultimate completion of the project and usually on the sale of the property.  Specific risks include:

●	cost overruns;

●	mismanaged construction;

●	inferior or improper construction techniques;

●	economic changes or downturns during construction;

●	a downturn in the real estate market;

●	rising interest rates, which may prevent sale of the property; and

●	failure to sell completed projects in a timely manner.

CapitalBank attempts to reduce risk by obtaining personal guarantees where possible, and by keeping the loan-to-value ratio of the completed project below specified percentages.  CapitalBank also may reduce risk by selling participations in larger loans to other institutions when possible.

CapitalBank monitors construction and development loans with independent third-party inspectors. Funds are released on a work-in-place/percentage of completion basis. CapitalBank also internally monitors and tracks lot development loans and associated individual lot releases within the credit administration area of CapitalBank. CapitalBank does not presently maintain any construction and development loans where there is a specific borrowed allocation portion of the loan proceeds set up for interest reserves. CapitalBank has loans where borrowers have placed cash funds with CapitalBank for future interest payments. Those reserves may or may not be held as additional collateral for the loan and/or be a condition contained in the loan agreement.

Residential Real Estate Loans and Home Equity Loans.  CapitalBank does not generally originate traditional long-term residential mortgages, but it does issue traditional second mortgage residential real estate loans and HELOCs. Generally, CapitalBank limits the loan-to-value ratio on its residential real estate loans to 90%. CapitalBank offers fixed and adjustable rate residential real estate loans with terms of up to 30 years. CapitalBank typically offers these fixed rate loans through a third party rather than originating and retaining these loans itself. CapitalBank typically originates and retains residential real estate loans only if they have adjustable rates. CapitalBank had first mortgage loans totaling $107.0 million and $120.3 million at June 30, 2011 and December 31, 2010, respectively, and second mortgage loans totaling $2.9 million and $3.5 million at June 30, 2011 and December 31, 2010, respectively.

CapitalBank also offers home equity lines of credit. CapitalBank’s underwriting criteria and the risks associated with home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of 15 years or less. CapitalBank generally limits the extension of credit to 90% of the available equity of each property, although it may extend up to 100% of the available equity. CapitalBank had home equity loans totaling $39.4 million and $42.2 million at June 30, 2011 and December 31, 2010, respectively.

Of CapitalBank’s home equity lines of credit and second mortgage loans, 48% are either first mortgages or second mortgages to CapitalBank’s first mortgages. With respect to CapitalBank’s second mortgages, 89% are home equity lines of credit.  CapitalBank’s home equity line of credit portfolio is stress tested quarterly and monitored on a monthly basis. These tests include reviewing the location of the collateral, the percent funded/available, payment history and the current loan-to-value ratio. Part of this process includes updating critical underwriting information such as employment, credit bureau score and a new estimated debt-to-income calculation. In addition, as part of Park Sterling’s due diligence process, CapitalBank recently obtained updated credit scores on all residential mortgage products. CapitalBank’s analysis of those scores showed no marked deterioration in its residential mortgage portfolio.

CapitalBank tightened and expanded its underwriting standards for residential real estate loans and home equity lines of credit in 2007 due primarily to the overall downturn in the economy. Loan-to-value ratios on home equity lines of credit were reduced from 90% to 80% and additional/expanded credit monitoring and stress testing was initiated in mid-2009. In addition to these standards, CapitalBank’s loan exception policy was revised and significantly tightened to prevent any lender below the title of executive vice president or senior credit officer from making any loan policy exception without the additional and concurring approval of an executive vice president or the senior credit officer. Under CapitalBank’s underwriting standards, the borrower must be a U.S. citizen or resident alien with green card for at least two years; the borrower’s credit report must reflect a minimum credit score of 650 for secured loans and 725 for unsecured loans; the borrower must have a record of stable employment for the preceding two years; the borrower’s income must be verified by CapitalBank; the borrower’s credit report must contain at least three references with no historical 60 day or greater late payments; the borrower must explain all collections, liens and judgments (except for medical); and the borrower’s credit history must not show bankruptcy, previous charge-offs, unsatisfied tax liens or patterns of chronic delinquency. In addition, annual reviews are required for total credit exposure of $500,000 and over, the purpose and source of repayment must be consistent, and debt-to-income not to exceed 45% for consumer and debt service coverage ratio of 1.2 times or greater for commercial. Further, for commercial loans, CapitalBank requires a three-year trend analysis of cash flow.

Consumer Loans.  CapitalBank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit.  Consumer loans are underwritten based on the borrower’s income, current debt level, past credit history and the availability and value of collateral.  Consumer rates are both fixed and variable, with terms negotiable.  CapitalBank’s installment loans typically amortize over periods up to 60 months.  CapitalBank will offer consumer loans with a single maturity date when a specific source of repayment is available.  CapitalBank typically requires monthly payments of interest and a portion of the principal on its revolving loan products.  Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate.

Deposit Services

The principal sources of funds for CapitalBank are core deposits, consisting of demand deposits, interest-bearing transaction accounts, money market accounts, saving deposits and certificates of deposit.  Transaction accounts include checking and negotiable order of withdrawal (NOW) accounts that customers use for cash management and that provide CapitalBank with a source of fee income and cross-marketing opportunities, as well as a low-cost source of funds.  Time and savings accounts also provide a relatively stable source of funding.  The largest source of funds for CapitalBank is certificates of deposit.  Primarily, customers in CapitalBank’s market areas hold certificates of deposit of less than $100,000.  Senior management of CapitalBank sets deposit rates weekly.  Management believes that the rates CapitalBank offers are competitive with other institutions in CapitalBank’s market areas.

Competition

CapitalBank generally competes with other financial institutions through the selection of banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services and the degree of expertise and the personal manner in which services are offered.  South Carolina law permits statewide branching by banks and savings institutions and many financial institutions in the state have branch networks.  Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks and interstate merging by banks.  The Dodd-Frank Act removes previous state law restrictions on de novo interstate branching in states such as South Carolina.  This change permits out-of-state banks to open de novo branches in states where the laws of the state where the de novo branch to be opened would permit a bank chartered by that state to open a de novo branch.  Consequently, commercial banking in South Carolina is highly competitive.  South Carolina law also permits interstate banking whereby out-of-state banks and bank holding companies are allowed to acquire and merge with South Carolina banks and bank holding companies, as long as the S.C. Board gives prior approval for the acquisition or merger.  Many large banking organizations currently operate in the market areas of CapitalBank, several of which are controlled by out-of-state ownership.  In addition, competition between commercial banks and thrift institutions (savings institutions and credit unions) has been intensified significantly by the elimination of many previous distinctions between the various types of financial institutions and the expanded powers and increased activity of thrift institutions in areas of banking that previously had been the sole domain of commercial banks.

CapitalBank faces increased competition from both federally chartered and state-chartered financial and thrift institutions, as well as credit unions, consumer finance companies, insurance companies and other institutions in CapitalBank’s market areas.  Some of these competitors are not subject to the same degree of regulation and restriction imposed upon CapitalBank.  Many of these competitors also have broader geographic markets and substantially greater resources and lending limits than CapitalBank and offer certain services that CapitalBank does not currently provide.  In addition, many of these competitors have numerous branch offices located throughout the extended market areas of CapitalBank that Community Capital believes may provide these competitors with an advantage in geographic convenience that CapitalBank does not have at present.  Such competitors may also be in a better position to make more effective use of media advertising, support services and electronic technology than CapitalBank.

Employees

Including the employees of CapitalBank, Community Capital currently has in the aggregate 169 full-time employees and 12 part-time employees.

Regulatory Considerations

Community Capital, along with CapitalBank, is subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of Community Capital’s operations.  Certain material elements of this regulatory environment, including minimum capital requirements and significant features of recent financial reform legislation, are described under “Supervision and Regulation.”

In October 2009, the Federal Reserve Bank of Richmond conducted its safety and soundness examination of CapitalBank.  Since receiving the Federal Reserve Bank of Richmond’s report of examination in October 2009, which was based on CapitalBank’s financial statements as of June 30, 2009 and loan data as of September 15, 2009, CapitalBank has been actively addressing the concerns raised in the report and as a result has improved its financial condition materially since the examination date.  Although CapitalBank has materially improved its financial condition since the Federal Reserve Bank of Richmond’s October 2009 examination and remained well capitalized as of June 30, 2010, Community Capital and CapitalBank entered into the Written Agreement with the Federal Reserve Bank of Richmond and the S.C. Board on July 28, 2010 to ensure that certain requirements imposed by the Federal Reserve Bank of Richmond are fully addressed by CapitalBank.

The Written Agreement requires CapitalBank to take certain actions to continue to address concerns raised in the examination. A summary of the material requirements of the Written Agreement and CapitalBank’s status on complying with the Written Agreement is as follows:

Requirements of the Written Agreement	CapitalBank’s Compliance Status

 Submit to the Federal Reserve Bank of Richmond and the S.C. Board, by September 26, 2010, an enhanced written plan to strengthen CapitalBank’s credit risk management practices that must include (a) periodic review and revision of risk exposure limits to address changes in market conditions, (b) strategies to minimize credit losses and reduce the level of problem assets, (c) enhancement of risk rating of loans to ensure changes to individual ratings are adequately supported and (d) reducing the level of commercial real estate concentrations and timeframes for achieving the reduced levels.

CapitalBank submitted a plan to strengthen its credit risk management practices to the Federal Reserve Bank of Richmond and the S.C. Board on August 26, 2010.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, by September 26, 2010, an enhanced written lending and credit administration program that must include (a) underwriting standards that require documented analyses of a borrower’s and guarantor’s cash flow, including any contingent liabilities, (b) enhancement of policies and procedures relating to the acquisition, management and disposition of OREO, including bank-financed disposition, and (c) the appropriate accounting treatment for costs incurred in connection with the maintenance of collateral.

CapitalBank submitted an enhanced written lending and credit administration program to the Federal Reserve Bank of Richmond and the S.C. Board on August 26, 2010.

Not extend, renew or restructure any credit to or for the benefit of any borrower, including any related interest of the borrower, whose loans or other extensions of credit are criticized in the October 2009 report of examination or in any subsequent report of examination, without the prior approval of a majority of CapitalBank’s board of directors or a designated committee thereof.

CapitalBank believes that it has complied with this provision of the Written Agreement.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, by September 26, 2010, a written plan designed to improve CapitalBank’s position through repayment, amortization, liquidation, additional collateral or other means on OREO, and each loan, relationship or other asset in excess of $750,000 that are past due as to principal or interest more than 90 days as of the date of the Written Agreement, are on CapitalBank’s problem loan list or were adversely classified in the October 2009 report of examination.

CapitalBank has developed a written plan designed to reduce classified assets, and CapitalBank submitted its plan to the Federal Reserve Bank of Richmond and the S.C. Board on August 26, 2010.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, within 30 days of the date that any additional OREO or loan, relationship or other asset in excess of $750,000 becomes past due as to principal or interest for more than 90 days, is on CapitalBank’s problem loan list or is adversely classified in any subsequent report of examination, a written plan to improve CapitalBank’s position on such loan, relationship or asset.

CapitalBank believes that it has complied with this provision of the Written Agreement.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, within 30 days after the end of each calendar quarter, a written progress report to update each asset improvement plan, which must include the carrying value of the loan or other asset and changes in the nature and value of supporting collateral, along with a copy of CapitalBank’s current problem loan list, a list of all loan renewals and extensions without full collection of interest in the last quarter and past due/nonaccrual reports.

CapitalBank has submitted to the Federal Reserve Bank of Richmond and the S.C. Board quarterly progress reports updating each asset improvement plan. As a result, CapitalBank believes that it has complied with this provision of the Written Agreement.

Requirements of the Written Agreement	CapitalBank’s Compliance Status

Eliminate, by August 7, 2010, from CapitalBank’s books, by charge-off or collection, all assets or portions of assets classified “loss” in the October 2009 report of examination that have not been previously collected in full or charged off, and, thereafter, within 30 days from the receipt of any federal or state report of examination, charge off all assets classified “loss” unless otherwise approved in writing by the Federal Reserve Bank of Richmond and the S.C. Board.

CapitalBank believes that it has complied with this provision of the Written Agreement.

Review and revise CapitalBank’s ALLL methodology consistent with relevant supervisory guidance and the findings and recommendations regarding the ALLL set forth in the October 2009 report of examination, and, by September 26, 2010, submit a description of the revised methodology to the Federal Reserve Bank of Richmond and the S.C. Board.

CapitalBank revised its ALLL methodology and submitted the revised methodology to the Federal Reserve Bank of Richmond and the S.C. Board on August 26, 2010.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, by September 26, 2010, a written program for the maintenance of an adequate ALLL, which must provide for a review of the ALLL by the CapitalBank board of directors on at least a quarterly calendar basis, and submit to the Federal Reserve Bank of Richmond and the S.C. Board, within 30 days after the end of each calendar quarter, a written report regarding the board of directors’ quarterly review of the ALLL and a description of any changes to the methodology used in determining the amount of the ALLL for that quarter.

CapitalBank believes that it has complied with this provision of the Written Agreement.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, by September 26, 2010, a joint written plan of Community Capital and CapitalBank to maintain sufficient capital at Community Capital, on a consolidated basis, and at CapitalBank, as a separate legal entity on a stand-alone basis; and notify the Federal Reserve Bank of Richmond and the S.C. Board, no more than 30 days after the end of any calendar quarter, if Community Capital’s consolidated capital ratios, or the Bank’s capital ratios (total risk-based, Tier 1 risk-based or leverage), fall below the approved capital plan’s minimum ratios.

CapitalBank submitted a joint plan to maintain sufficient capital at Community Capital, on a consolidated basis, and at CapitalBank, as a separate entity on a stand-alone basis, to the Federal Reserve Bank of Richmond and the S.C. Board on August 26, 2010. CapitalBank believes that it has complied with this provision of the Written Agreement.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, by September 26, 2010, a revised written liquidity policy that includes the establishment of an appropriate minimum liquidity ratio.	CapitalBank submitted a revised written liquidity policy to the Federal Reserve Bank of Richmond and the S.C. Board on August 26, 2010.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, by September 26, 2010, a revised written contingency funding plan that includes adverse scenario planning and identifies and quantifies available sources of liquidity for each scenario.

CapitalBank submitted a revised written contingency funding plan to the Federal Reserve Bank of Richmond and the S.C. Board on August 26, 2010.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, by October 26, 2010, a written business plan for the remainder of 2010 to improve CapitalBank’s earnings and overall condition.	CapitalBank submitted a business plan for the remainder of 2010 to the Federal Reserve Bank of Richmond and the S.C. Board on August 26, 2010.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, at least 30 days prior to the beginning of each calendar year during the term of the Written Agreement, a business plan and budget for the upcoming calendar year.

CapitalBank submitted a business plan for the year ending December 31, 2011 to the Federal Reserve Bank of Richmond and the S.C. Board on October 28, 2010.

Not declare or pay any dividends without the prior written approval of the Federal Reserve Bank of Richmond, the Director of the Division of Banking Supervision and Regulation of the Board of Governors (Director), and, as to CapitalBank, the S.C. Board; not directly or indirectly take any other form of payment representing a reduction in capital from CapitalBank without the prior written approval of the Federal Reserve Bank of Richmond; and not make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without the prior written approval of the Federal Reserve Bank of Richmond and the Director.

Community Capital and CapitalBank believe that they have complied with this provision of the Written Agreement.

Requirements of the Written Agreement	Capital Bank's Compliance Status

Not, directly or indirectly, incur, increase or guarantee any debt without the prior written approval of the Federal Reserve Bank of Richmond, and not, directly or indirectly, purchase or redeem any shares of stock of Community Capital without the prior written approval of the Federal Reserve Bank of Richmond.

Community Capital and CapitalBank believe that they have complied with this provision of the Written Agreement.

Submit to the Federal Reserve Bank of Richmond and the S.C. Board, within 30 days after the end of each calendar quarter, joint written progress reports detailing the form and manner of all actions taken to secure compliance with the Written Agreement and the results thereof.
Community Capital and CapitalBank believe that they have complied with this provision of the Written Agreement.

The Written Agreement does not contain any provisions to increase capital and will not result in any change to financial results. Community Capital intends to take all actions necessary to enable CapitalBank to comply with the requirements of the Written Agreement, and as of the date hereof CapitalBank has submitted all documentation required to the Federal Reserve Bank of Richmond and the S.C. Board. Nevertheless, there can be no assurance that CapitalBank will be able to fully comply with the provisions of the Written Agreement, and the determination of CapitalBank’s compliance will be made by the Federal Reserve Bank of Richmond and the S.C. Board. If CapitalBank is unable to comply with the requirements of the Written Agreement, it could be subject to further regulatory action by the Federal Reserve Bank of Richmond and the S.C. Board.

Properties

Community Capital operates out of an approximately 3,000 square foot building located on approximately one acre of land leased from a third party in Greenwood, South Carolina.  At June 30, 2011, CapitalBank operated 17 full-service branches and one drive-through facility in South Carolina, three of which are located in Greenwood, two of which are located in each of Abbeville, Anderson and Greer, and one of which is located in each of Newberry, Belton, Greenville, Clemson, Saluda, Prosperity, Honea Path, Clinton and Calhoun Falls.  Of CapitalBank’s branches, 15 are located on land owned by CapitalBank, two are located on land owned by Community Capital and leased to CapitalBank, and one is located on land CapitalBank leases from a third party.  Community Capital believes that all of its properties are well maintained and are suitable for their respective present needs and operations.

Legal Proceedings

In the ordinary course of operations, Community Capital may be a party to various legal proceedings from time to time.  Community Capital does not believe that there is any pending or threatened proceeding against it that, if determined adversely, would have a material effect on its business, results of operation or financial condition.

Community Capital’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the “Selected Consolidated Historical Financial Data of Community Capital” included in the Summary section of this Proxy Statement/Prospectus, the Unaudited Consolidated Financial Statements of Community Capital Corporation as of and for the  six months ended June 30, 2011 and June 30, 2010 and the Notes thereto (Community Capital Quarterly Financial Statements) included in this Proxy Statement/Prospectus under “Financial Statements,” the Audited Consolidated Financial Statements of Community Capital Corporation as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 and the Notes thereto (Community Capital Annual Financial Statements, and together with the Community Capital Quarterly Financial Statements, the Community Capital Financial Statements) included in this Proxy Statement/Prospectus under “Financial Statements,” and the other financial data of Community Capital included elsewhere in this Proxy Statement/Prospectus.  The financial information provided below has been rounded in order to simplify its presentation.  However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Community Capital Financial Statements and the other financial data of Community Capital included elsewhere in this Proxy Statement/Prospectus.

General

Community Capital is a South Carolina bank holding company headquartered in Greenwood, South Carolina with 18 banking offices located in 13 different cities throughout South Carolina.  Since its formation in 1988, Community Capital has grown in its core markets through organic growth, and to expand its market presence from central South Carolina to the upstate region of South Carolina, Community Capital has made selective acquisitions and formed de novo banking operations.  Community Capital continuously evaluates its branch network to determine how to best serve its customers efficiently and to improve its profitability.

Community Capital operates a general commercial and retail banking business through its bank subsidiary, CapitalBank.  Community Capital believes its commitment to quality and personalized banking services is a factor that contributes to its competitiveness and success.  Through CapitalBank, Community Capital provides a full range of lending services, including real estate, consumer and commercial loans to individuals and small to medium-sized businesses in its market areas, as well as residential mortgage loans.  CapitalBank’s primary focus has been on real estate construction loans, commercial mortgage loans and residential mortgage loans.  CapitalBank complements its lending services with a full range of retail and commercial banking products and services, including checking, savings and money market accounts, certificates of deposit, credit card accounts, individual retirement accounts, safe deposit accounts, money orders and electronic funds transfer services.  In addition to CapitalBank’s traditional banking services, it also offers customers trust and fiduciary services.  CapitalBank makes discount securities brokerage services available through a third-party brokerage service that has contracted with CapitalBank.

Like most community banks, CapitalBank derives the majority of its income from interest it receives on its loans and investments.  CapitalBank’s primary source of funds for making these loans and investments is its deposits, on which it pays interest.  Consequently, one of the key measures of CapitalBank’s success is its amount of net interest income, or the difference between the income earned on its interest-earning assets, such as loans and investments, and the expense cost of its interest-bearing liabilities, such as deposits.  Another key measure is the spread between the yield CapitalBank earns on these interest-earning assets and the rate it pays on its interest-bearing liabilities.

A number of tables are included to assist in the description of these measures.  For example, the “Average Balances” table shows the average balance during the three months ended June 30, 2011 and 2010 and the six months ended June 30, 2011 and 2010 of each category of Community Capital’s assets and liabilities, as well as the yield Community Capital earned or the rate it paid with respect to each category.  A review of this table shows that CapitalBank’s loans typically provide higher interest yields than do other types of interest-earning assets, which is why CapitalBank intends to channel a substantial percentage of its earning assets into its loan portfolio.  Community Capital also tracks the sensitivity of its various categories of assets and liabilities to changes in interest rates, and a table is included to help explain this.  Finally, a number of tables are included that provide detail about CapitalBank’s investment securities, its loans and its deposits and other borrowings.

There are risks inherent in all loans, so Community Capital maintains an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible.  Community Capital establishes and maintains this allowance by charging a provision for loan losses against its operating earnings.  A detailed discussion of this process is included in the following section.

In addition to earning interest on its loans and investments, CapitalBank earns income through fees and other expenses it charges to its customers.  The various components of this noninterest income, as well as Community Capital’s noninterest expenses, are explained in the following discussion.

Markets in the United States and elsewhere have experienced extreme volatility and disruption for more than three years.  These circumstances have exerted significant downward pressure on prices of equity securities and virtually all other asset classes, and have resulted in substantially increased market volatility, severely constrained credit and capital markets, particularly for financial institutions, and an overall loss of investor confidence.  Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans.  Dramatic slowdowns in the housing industry with falling home prices and increasing foreclosures and unemployment have created strains on financial institutions.  Many borrowers are now unable to repay their loans, and the collateral securing these loans has, in some cases, declined below the loan balance.  The following discussion and analysis describes Community Capital’s performance in this challenging economic environment.

For the foreseeable future, Community Capital does not intend to declare cash dividends.  Community Capital intends to retain earnings to grow its business and strengthen its capital base.  Community Capital’s future dividends are subject to the discretion of its board of directors and will depend upon a number of factors, including future earnings, its financial condition, cash requirements, and general business conditions.  Community Capital’s ability to distribute cash dividends will depend entirely upon CapitalBank’s ability to distribute dividends to Community Capital.  As a state bank, CapitalBank is subject to legal limitations on the amount of dividends it is permitted to pay.  In addition, the Written Agreement prohibits Community Capital and CapitalBank from declaring or paying dividends, without the prior written approval of the Federal Reserve Bank of Richmond and the S.C. Board, respectively.  Furthermore, neither Community Capital nor CapitalBank may declare or pay a cash dividend on any of its capital stock if Community Capital is insolvent or if the payment of the dividend would render Community Capital insolvent or unable to pay its obligations as they become due in the ordinary course of business.

The following discussion and analysis also identifies significant factors that have affected Community Capital’s financial position and operating results during the periods included in the Community Capital Financial Statements.  Community Capital encourages you to read this discussion and analysis in conjunction with the Community Capital Financial Statements and the other statistical information included in this Proxy Statement/Prospectus.

Quarterly Results

Results of Operations

Net Interest Income

General.  The largest component of Community Capital’s net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets.  Net interest income is determined by the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.  Net interest income divided by average interest-earning assets represents Community Capital’s net interest margin.

Average Balances, Income and Expenses, and Rates.  The following table sets forth, for the periods indicated, certain information related to Community Capital’s average balance sheet and its average yields on assets and average costs of liabilities.  Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities.  Average balances have been derived from the daily balances throughout the periods indicated.

Average Balances, Income and Expenses, and Rates

	For the Three Months Ended
	June 30, 2011			June 30, 2010
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate(1)	Average Balance	Income/ Expense	Yield/ Rate(1)
Assets:
Earning Assets:
Loans(2)(4)	$459,243	5,874	5.13%	$538,676	7,350	5.47%
Securities, taxable(3)	52,088	331	2.55%	52,272	481	3.69%
Securities, nontaxable(3)(4)	8,528	124	5.83%	14,260	211	5.93%
Nonmarketable equity securities	9,047	40	1.77%	10,387	35	1.35%
Fed funds sold and other	60,011	37	0.25%	78,844	39	0.20%
Total earning assets	588,917	6,406	4.36%	694,439	8,116	4.69%
Non-earning assets	56,808			57,612
Total assets	$645,725			$752,051

Liabilities:
Interest bearing liabilities:
Interest bearing transaction accounts	197,047	391	0.80%	202,858	579	1.14%
Savings accounts	43,692	70	0.64%	45,383	144	1.27%
Time deposits	131,894	373	1.13%	232,747	1,250	2.15%
Federal Home Loan Bank borrowings	95,400	825	3.47%	95,400	826	3.47%
Junior subordinated debentures	10,310	171	6.65%	10,310	186	7.24%
Total interest bearing liabilities	478,343	1,830	1.53%	586,698	2,985	2.04%
Non-interest bearing liabilities	117,948			109,890
Shareholders’ equity	49,434			55,463
Total liabilities and shareholders’ equity	$645,725			$752,051
Net interest spread			2.83%			2.65%
Net interest income/margin		$4,576	3.12%		$5,131	2.96%
(1)	Annualized for the three-month period.
(2)	The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic.
(3)	Average investment securities exclude the valuation allowance on securities available-for-sale.
(4)	Fully tax-equivalent basis at 38% tax rate for nontaxable securities and loans.

Community Capital's tax-effected net interest spread and net interest margin were 2.83% and 3.12%, respectively, for the three-month period ended June 30, 2011, compared to 2.65% and 2.96% for the three-month period ended June 30, 2010.  During the three months ended June 30, 2011, earning assets averaged $588,917,000, compared to $694,439,000 for the three months ended June 30, 2010.  Interest-earning assets exceeded interest-earning liabilities by $110,574,000, and $107,741,000 for the three-month periods ended June 30, 2011 and June 30, 2010, respectively.

For the three months ended June 30, 2011, Community Capital's tax-effected net interest income, the major component of its net income, was $4,576,000 compared to $5,131,000 for the same period of 2010, a decrease of $555,000 or 10.82%.  The decline in net interest income is a result of a decline in volume of earning assets and the movement of assets on the balance sheet out of higher yielding loans in to lower yielding, more liquid investments and interest-bearing bank balances.  The average rate realized on interest-earning assets decreased to 4.36% from 4.69%, while the average rate paid on interest-bearing liabilities also decreased to 1.53% from 2.04% for the three-month periods ended June 30, 2011 and 2010, respectively.

Community Capital's tax-effected interest income for the three months ended June 30, 2011 was $6,406,000, which consisted of $5,874,000 on loans, $495,000 on investments and $37,000 on federal funds sold and interest-bearing deposits with correspondent banks.  The tax-effected income for the three months ended June 30, 2010 was $8,116,000, which consisted of $7,350,000 on loans, $727,000 on investments, and $39,000 on federal funds sold and interest-bearing deposits with correspondent banks.  Interest on loans for the three months ended June 30, 2011 and June 30, 2010, represented 91.69% and 90.56%, respectively, of total interest income.  Average loans represented 77.98% and 77.57% of average earning assets for the three-month periods ended June 30, 2011 and June 30, 2010, respectively.

Interest expense for the three months ended June 30, 2011 was $1,830,000, which consisted of $834,000 related to deposits and $996,000 related to other borrowings.  Interest expense for the three months ended June 30, 2010 was $2,985,000, which consisted of $1,973,000 related to deposits and $1,012,000 related to other borrowings.  Interest expense on deposits for the three months ended June 30, 2011 and June 30, 2010 represented 45.57% and 66.10%, respectively, of total interest expense.  Average interest-bearing deposits represented 77.90% and 81.98% of average interest-bearing liabilities for the three months ended June 30, 2011 and June 30, 2010, respectively.

Average Balances, Income and Expenses, and Rates

	For the Six Months Ended
	June 30, 2011			June 30, 2010
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate(1)	Average Balance	Income/ Expense	Yield/ Rate(1)
Assets:
Earning Assets:
Loans(2)(4)	$467,570	12,284	5.30%	$549,403	14,857	5.45%
Securities, taxable(3)	57,329	696	2.45%	53,477	1,017	3.84%
Securities, nontaxable(3)(4)	9,462	275	5.86%	15,039	446	5.98%
Nonmarketable equity securities	9,270	82	1.78%	10,328	66	1.29%
Fed funds sold and other	45,938	53	0.23%	61,502	60	0.20%
Total earning assets	589,569	13,390	4.58%	689,749	16,446	4.81%
Non-earning assets	58,471			61,167
Total assets	$648,040			$750,916

Liabilities:
Interest-bearing liabilities:
Interest-bearing transaction accounts	194,789	786	0.81%	196,679	1,131	1.16%
Savings accounts	43,256	152	0.71%	44,286	282	1.28%
Time deposits	139,053	899	1.30%	235,145	2,491	2.14%
Federal Home Loan Bank borrowings	95,400	1,641	3.47%	95,400	1,648	3.48%
Junior subordinated debentures	10,310	365	7.14%	10,310	365	7.14%
Total interest-bearing liabilities	482,808	3,843	1.61%	581,820	5,917	2.05%
Non-interest-bearing liabilities	115,990			114,163
Shareholders’ equity	49,242			54,933
Total liabilities and shareholders’ equity	$648,040			$750,916

Net interest spread			2.97%			2.76%
Net interest income/margin		$9,547	3.27%		$10,529	3.08%

(1)	Annualized for the six-month period.
(2)	The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic.
(3)	Average investment securities exclude the valuation allowance on securities available-for-sale.
(4)	Fully tax-equivalent basis at 38% tax rate for nontaxable securities and loans.

Community Capital's tax-effected net interest spread and net interest margin were 2.97% and 3.27%, respectively, for the six-month period ended June 30, 2011, compared to 2.76% and 3.08% for the six-month period ended June 30, 2010.  During the six months ended June 30, 2011, earning assets averaged $589,569,000, compared to $689,749,000 for the six months ended June 30, 2010.  Interest-earning assets exceeded interest-earning liabilities by $106,761,000, and $107,929,000 for the six-month periods ended June 30, 2011 and June 30, 2010, respectively.

For the six months ended June 30, 2011, Community Capital's tax-effected net interest income, the major component of its net income, was $9,547,000 compared to $10,529,000 for the same period of 2010, a decrease of $982,000 or 9.33%.  The decline in net interest income is a result of a decline in volume of earning assets and the movement of assets on the balance sheet out of higher yielding loans in to lower yielding, more liquid investments and interest-bearing bank balances.   The average rate realized on interest-earning assets decreased to 4.58% from 4.81%, and the average rate paid on interest-bearing liabilities decreased to 1.61% from 2.05% for the six-month periods ended June 30, 2011 and 2010, respectively.

Community Capital's tax-effected interest income for the six months ended June 30, 2011 was $13,390,000, which consisted of $12,284,000 on loans, $1,053,000 on investments and $53,000 on federal funds sold and interest-bearing deposits with correspondent banks.  The tax-effected income for the six months ended June 30, 2010 was $16,446,000, which consisted of $14,857,000 on loans, $1,529,000 on investments, and $60,000 on fed funds sold and interest-bearing deposits with correspondent banks.  Interest on loans for the six months ended June 30, 2011 and June 30, 2010, represented 91.74% and 90.34%, respectively, of total interest income.  Average loans represented 79.31% and 76.65% of average earning assets for the six-month periods ended June 30, 2011 and June 30, 2010, respectively.

Interest expense for the six months ended June 30, 2011 was $3,843,000, which consisted of $1,837,000 related to deposits and $2,006,000 related to other borrowings.  Interest expense for the six months ended June 30, 2010 was $5,917,000, which consisted of $3,904,000 related to deposits and $2,013,000 related to other borrowings.  Interest expense on deposits for the six months ended June 30, 2011 and June 30, 2010 represented 47.80% and 65.98%, respectively, of total interest expense.  Average interest-bearing deposits represented 78.11% and 81.83% of average interest-bearing liabilities for the six months ended June 30, 2011 and June 30, 2010, respectively.

Analysis of Changes in Net Interest Income.  The following table sets forth the effect that the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the time periods indicated.

	Three Months Ended
	June 30, 2011 vs. 2010			June 30, 2010 vs. 2009
	Variance Due to			Variance Due to
(Dollars in thousands)	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
Earning Assets
Loans	$(1,036)	$(440)	$(1,476)	$(1,203)	$143	$(1,060)
Securities, taxable	(2)	(148)	(150)	109	(146)	(37)
Securities, nontaxable	(83)	(4)	(87)	(162)	(20)	(182)
Nonmarketable equity securities	(5)	10	5	44	(40)	4
Federal funds sold and other	(10)	8	(2)	28	4	32
Total interest income	(1,136)	(574)	(1,710)	(1,184)	(59)	(1,243)

Interest-Bearing Liabilities
Interest-bearing deposits:
Interest-bearing transaction accounts	(17)	(171)	(188)	26	224	250
Savings accounts	(5)	(69)	(74)	24	(42)	(18)
Time deposits	(419)	(458)	(877)	193	(275)	(82)
Total interest-bearing deposits	(441)	(698)	(1,139)	243	(93)	150
Other short-term borrowings	-	-	-	(12)	(12)	(24)
Federal Home Loan Bank advances	-	-		(393)	(240)	(633)
Junior subordinate debt	-	(15)	(15)	-	9	9
Total interest expense	(441)	(713)	(1,154)	(162)	(336)	(498)
Net interest income	$(695)	$139	$(556)	$(1,022)	$277	$(745)

(1)	Volume-rate changes have been allocated to each category based on the percentage of the total change.

	Six Months Ended
	June 30, 2011 vs. 2010			June 30, 2010 vs. 2009
	Variance Due to			Variance Due to
(Dollars in thousands)	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
Earning Assets
Loans	$(2,160)	$(413)	$(2,573)	$(2,234)	$184	$(2,050)
Securities, taxable	69	(390)	(321)	198	(314)	(116)
Securities, nontaxable	(162)	(9)	(171)	(347)	(53)	(400)
Nonmarketable equity securities	(7)	23	16	85	(80)	5
Federal funds sold and other	(17)	10	(7)	48	4	52
Total interest income	(2,277)	(779)	(3,056)	(2,250)	(259)	(2,509)

Interest-Bearing Liabilities
Interest-bearing deposits:
Interest-bearing transaction accounts	(11)	(334)	(345)	(4)	516	512
Savings accounts	(7)	(123)	(130)	48	(96)	(48)
Time deposits	(815)	(777)	(1,592)	507	(731)	(224)
Total interest-bearing deposits	(833)	(1,234)	(2,067)	551	(311)	240
Other short-term borrowings	-	-	-	(29)	(29)	(58)
Federal Home Loan Bank advances	-	(7)	(7)	(855)	(413)	(1,268)
Junior subordinate debt	-	-	-	-	6	6
Total interest expense	(833)	(1,241)	(2,074)	(333)	(747)	(1,080)
Net interest income	$(1,444)	$462	$(982)	$(1,917)	$488	$(1,429)

(1)	Volume-rate changes have been allocated to each category based on the percentage of the total change.

Provision and Allowance for Loan Losses

General.  The allowance for loan losses represents management’s estimate of probable losses inherent in the loan portfolio.  Community Capital has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits.  CapitalBank’s board of directors reviews and approves the appropriate level for its allowance for loan losses quarterly based upon management’s recommendations, the results of the internal monitoring and reporting system, analysis of economic conditions in its markets, and a review of historical statistical data for both CapitalBank and other financial institutions.  Additions to the allowance for loan losses, which are expensed as the provision for loan losses on Community Capital’s income statement, are periodically made to maintain the allowance at an appropriate level based on CapitalBank’s analysis of the potential risk in the loan portfolio.  Loan losses, which include write downs and charge-offs, and recoveries are charged or credited directly to the allowance.  The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period and current and anticipated economic conditions.

CapitalBank’s allowance for loan losses is based upon judgments and assumptions of risk elements in the portfolio, future economic conditions and other factors affecting borrowers.  The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits.  In addition, CapitalBank monitors overall portfolio quality through observable trends in delinquency, charge-offs and general and economic conditions in the service area.  Risks are inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

In determining its allowance for loan loss, CapitalBank regularly reviews loans for specific and impaired reserves based on the appropriate impairment assessment methodology.  Pooled reserves are determined using historical loss trends measured over a four quarter rolling average applied to risk rated loans grouped by Federal Financial Examination Council (FFIEC) call code and segmented by impairment status.  The pooled reserves are calculated by applying the appropriate historical loss ratio to the loan categories.  Impaired loans greater than a minimum threshold established by management are excluded from this analysis.  The sum of all such amounts determines CapitalBank’s pooled reserves.

CapitalBank tracks its portfolio and analyzes loans grouped by FFIEC call code categories.  The first step in this process is to risk grade each and every loan in the portfolio based on one common set of parameters.  These parameters include items like debt-to-worth ratio, liquidity of the borrower, net worth, experience in a particular field and other factors such as underwriting exceptions.  Weight is also given to the relative strength of any guarantors on the loan.

After risk grading each loan, CapitalBank then segments the portfolio by FFIEC call code groupings, separating out substandard or impaired loans.  The remaining loans are grouped into “performing loan pools.”  The loss history for each performing loan pool is measured over a four quarter rolling average to create a loss factor.  The loss factor is then applied to the pool balance and the reserve per pool calculated.  Loans deemed to be substandard but not impaired are segregated and a loss factor is applied to this pool as well.  Finally, impaired loans are segmented based upon size; smaller impaired loans are pooled and loss factor applied, while larger impaired loans are assessed individually using the appropriate impairment measuring methodology.

In developing its ASC 450-20 general reserve estimate, CapitalBank has segmented the loan portfolio into 12 risk categories:

●	installment loans
●	home equity lines of credit
●	DDA overdraft loans
●	cash secured loans
●	mortgage loans for resale
●	1-4 family residential loans
●	1-4 family residential construction loans
●	commercial real estate loans including (other construction and land loans, multi-family, commercial real estate owner-occupied, commercial real estate other and commercial and farm land)

Loss experience on each of the risk categories is compiled over the previous four quarters (or 12 months).  Each of the segments of the loan portfolio is analyzed for historical loss percentages.  CapitalBank then applies the results generated from the four quarter loss history analysis to each of these segments.  When a particular loan is identified as impaired, it is removed from the corresponding segment and individually analyzed and measured for specific reserve allocation.

Qualitative and environmental factors include external risk factors that CapitalBank believes are representative of its overall lending environment.  CapitalBank has identified the following factors in establishing a more comprehensive system of controls in which it can monitor the quality of the loan portfolio:

●	Portfolio risk
●	Loan policy, procedures and monitoring risk
●	National and local economic trends and conditions
●	Concentration risk
●	Acquisition and development loan portfolio risks
●	Impaired loan portfolio additional risks

Certain problem loans are reviewed individually for impairment.  An impaired loan may not represent an expected loss; however a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  In determining if a loan is impaired, CapitalBank considers all nonaccrual loans, loans whose terms are modified in a troubled debt restructuring, and any other loan that is individually evaluated and determined to be impaired based on risk ratings and loan amounts of certain segments of CapitalBank’s loan portfolio.  If a loan is individually evaluated and identified as impaired, it is measured by using either the fair value of the collateral, less expected costs to sell, present value of expected future cash flows, discounted at the loan’s effective interest rate, or observable market price of the loan.  Management chooses a method on a loan-by-loan basis.  Measuring impaired loans requires judgment and estimates and the eventual outcomes may differ from those estimates.  At June 30, 2011, impaired loans totaled $ 33.6 million, all of which are valued on a nonrecurring basis at the lower of cost or market value of the underlying collateral.

Total provision expense for the three months ended June 30, 2011 was $1.75 million, compared to $2.0 million for the three months ended June 30, 2010.  Total provision expense for the six months ended June 30, 2011 was $2.35 million, compared to $3.6 million for the six months ended June 30, 2010.  The allowance for loan losses was 3.26% of total loans at June 30, 2011, compared to 2.53% at June 30, 2010 .

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio.  However, underlying assumptions may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations and the discovery of information with respect to borrowers, which was not known to management at the time of the issuance of Community Capital’s consolidated financial statements.  Therefore, management’s assumptions may or may not prove valid.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required, especially considering the overall weakness in the real estate market in Community Capital’s market areas.  Additionally, no assurance can be given that management’s ongoing evaluation of the loan portfolio, in light of changing economic conditions and other relevant factors, will not require significant future additions to the allowance for loan losses, thus adversely impacting Community Capital’s business, financial condition, results of operations and cash flows.

The following table sets forth certain information with respect to Community Capital’s allowance for loan losses and the composition of charge-offs and recoveries as of June 30, 2011 and June 30, 2010 .

Allowance for Loan Losses
(Dollars in thousands)

	June 30,
	2011	2010
Gross loans outstanding, end of period	$447,637	$521,486
Average loans outstanding	$467,570	$549,403
Balance, January 1,	$17,165	$14,160
Provision for loan losses for the period	2,350	3,600
Charge-offs:
Commercial and agricultural	393	35
Real estate – construction	3,033	1,670
Real estate – mortgage	1,301	2,694
Home equity	238	347
Consumer installment and other	9	24
Total charge-offs	$4,974	$4,770
Recoveries:
Commercial and agricultural	11	1
Real estate – construction	1	168
Real estate – mortgage	34	5
Home equity	4	2
Consumer installment and other	7	11
Total recoveries	57	187
Net charge-offs	$4,917	$4,583
Balance, end of period	$14,598	$13,177

Allowance for loan losses to loans outstanding	3.26%	2.53%

Net charge-offs to average loans	1.05%	0.84%

The following table presents the allocation of the allowance for loan losses by category.

Allocation of the Allowance for Loan Losses
(Dollars in thousands)

	June 30, 2011		June 30, 2010
	Amount	%	Amount	%

Commercial	$648	4.44%	$136	1.03%
Commercial real estate – construction	7,349	50.34%	2,446	18.56%
Commercial real estate – other	1,178	8.07%	139	1.06%
Consumer	21	0.15%	50	0.38%
Residential	2,152	14.74%	1,671	12.67%
HELOC	396	2.71%	501	3.80%
Unallocated	2,854	19.55%	8,234	62.50%
Total	$14,598	100.00%	$13,177	100.00%

Nonperforming Assets.  The following table sets forth Community Capital’s nonperforming assets for the dates indicated.

Nonperforming Assets
(Dollars in thousands)

	June 30,
	2011	2010
Nonaccrual loans	$31,946	$22,887
Other real estate owned	$13,146	$13,840
Total nonperforming assets	$45,092	$36,727

Loans 90 days or more past due and still accruing interest	$1,121	$1,252
Impaired loans still accruing interest	$1,622	$62,456
Troubled debt restructurings	$17,214	$16,645
Nonperforming assets to period end assets	7.08%	4.85%

When an asset is classified as nonperforming, it is CapitalBank’s policy to perform an impairment analysis to determine its fair market value. Depending on the size of the transaction, CapitalBank uses appraisals (for transactions greater than $250,000) or internal evaluations (for transactions less than or equal to $250,000) to determine fair market value as soon as practical after the asset has been identified as non-performing. When performing an internal evaluation, comparable sales, tax assessed value, physical condition of the asset, surrounding neighborhood conditions and/or broker opinions may be used to further support the internal evaluation.  In the case of third-party appraisals, each appraisal’s assumptions and conclusions of value are reviewed in CapitalBank’s credit administration department and adjustments may be made to CapitalBank’s loan loss allowance as deemed necessary to reflect any diminution in the fair market value of the asset.

Accrual of interest is discontinued on a loan when CapitalBank believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that the collection of interest is doubtful.  A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due.  When a loan is placed in nonaccrual status, all interest that has been accrued on the loan but remains unpaid is reversed and deducted from current earnings as a reduction of reported interest income.  No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.  When a problem loan is finally resolved, CapitalBank may ultimately write-down or charge-off the principal balance of the loan that would necessitate additional charges to earnings.  The additional interest income, which would have been recognized into earnings if CapitalBank’s nonaccrual loans had been current in accordance with their original terms, would have been $707,000 for the  six months  ended June 30, 2011 .

Total nonperforming assets totaled $39.6 million at June 30, 2011 and $36.4 million at June 30, 2010 .  This amount consists primarily of nonaccrual loans that totaled $25.9 million and $22.9 million at June 30, 2011 and 2010, respectively. Nonperforming assets were 8.84% of total loans at June 30, 2011 .  The allowance for loan losses to period end nonperforming assets was 36.89% at June 30, 2011 .  A significant portion, or 99.7%, of nonperforming loans at June 30, 2011 were secured by real estate.  Community Capital has evaluated the underlying collateral on these loans and believes that the collateral on these loans is sufficient to minimize future losses.  However, the recent downturn in the real estate market has resulted in increased loan delinquencies, defaults and foreclosures, and Community Capital believes that these trends are likely to continue.  In some cases, this downturn has resulted in a significant impairment to the value of the collateral used to secure these loans and the ability to sell the collateral upon foreclosure.  These conditions have adversely affected CapitalBank’s loan portfolio.  The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended.  If real estate values continue to decline, it is also more likely that CapitalBank would be required to increase its allowance for loan losses.  If during a period of reduced real estate values CapitalBank is required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, this could materially reduce Community Capital’s profitability and adversely affect its financial condition.

Potential Problem Loans.  At June 30, 2011, through its internal review mechanisms, CapitalBank had identified $15.2 million of criticized loans and $57.7 million of classified loans.  The results of this internal review process are the primary determining factor in CapitalBank’s assessment of the adequacy of the allowance for loan losses.

CapitalBank’s criticized loans decreased from $18.9 million at December 31, 2010 to $15.2 million at March 31, 2011.  Total classified loans increased from $56.6 million at December 31, 2010 to $57.7 million at June 30, 2011 .  The  aggregate $2.6  million decrease in criticized and classified loans from December 31, 2010 to June 30, 2011 were primarily due to real estate development and single family construction loans, all of which are secured by real estate.

The continued elevated level of criticized and classified loans is primarily due to the current economic downturn and related decline in demand for residential real estate.  As a result of the slowing demand, several real estate developers are having significant cash flow issues.  Furthermore, residential real estate values are declining further exacerbating these cash flow issues.

Impaired loans primarily consist of nonperforming loans and TDRs, but can include other loans identified by management as being impaired.  Historically, CapitalBank considered all loans identified as “substandard” assets to be “impaired” assets.  A regulatory external audit identified the need to separate these categories per the actual regulatory definition for each classification.  A bank asset may meet the definition of “substandard” while not also meeting the definition of “impaired.”  However, all assets meeting the definition of “impaired” are automatically “substandard.”  Accordingly, CapitalBank evaluated those loans identified as substandard and separated “substandard” assets from “substandard and impaired” assets.

Loans are classified as TDRs by Community Capital when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers.  Community Capital only restructures loans for borrowers in financial difficulty that have designed a viable business plan to fully pay off all obligations, including outstanding debt, interest and fees, either by generating additional income from the business or through liquidation of assets.  Generally, these loans are restructured to provide the borrower additional time to execute upon their plans.  With respect to restructured loans, Community Capital grants concessions by (1) reduction of the stated interest rate for the remaining original life of the debt, or (2) extension of the maturity date at a  stated interest rate lower than the current market rate for new debt with similar risk.  Community Capital does not generally grant concessions through forgiveness of principal or accrued interest.  Restructured loans where a concession has been granted through extension of the maturity date generally include extension of payments in an interest only period, extension of payments with capitalized interest and extension of payments through a forbearance agreement.  These extended payment terms are also combined with a reduction of the stated interest rate in certain cases.  Success in restructuring loans has been mixed but it has proven to be a useful tool in certain situations to protect collateral values and allow certain borrowers additional time to execute upon defined business plans.  In situations where a TDR is unsuccessful and the borrower is unable to follow through with terms of the restricted agreement, the loan is placed on nonaccrual status and continues to be written down to the underlying collateral value.  Community Capital’s policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance.  That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms; continued accrual of interest at the restructured interest rate is likely.  If a borrower was materially delinquent on payments prior to the restructuring but shows capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual going forward.  Lastly, if the borrower does not perform under the restructured terms, the loan is placed on nonaccrual status.  Community Capital will continue to closely monitor these loans and will cease accruing interest on them if management believes that the borrowers may not continue performing based on the restructured note terms.  If, after previously being classified as a TDR, a loan is restructured a second time, then that loan is automatically placed on nonaccrual status.  Community Capital’s policy with respect to nonperforming loans requires the borrower to make a minimum of six consecutive payments in accordance with the loan terms before that loan can be placed back on accrual status.  Further, the borrower must show capacity to continue performing into the future prior to restoration of accrual status.  To date, Community Capital has not restored any nonaccrual loan classified as a TDR to accrual status.

The following is a summary of information pertaining to TDRs:

(Dollars in thousands)	June 30, 2011	December 31, 2010
Nonperforming TDRs	$15,879	$10,122
Performing TDRs:
Commercial	$149	$152
Commercial real estate - construction	$141	$378
Residential	$1,045	$3,281
Total performing TDRs	$1,335	$3,811
Total TDRs	$17,214	$13,933

Noninterest Income and Expense

Noninterest Income. Total noninterest income for the six months ended June 30, 2011 was $4,095,000, a decrease of $1,709,000, or 29.44%, compared to $5,804,000 for the six months ended June 30, 2010, and was $1,980,000 for the three months ended June 30, 2011, a decrease of $472,000, or 19.25%, compared to the three months ended June 30, 2010.  Other operating income decreased $823,000, or 45.90%, to $970,000 for the six months ended June 30, 2011 compared to $1,793,000 for the six months ended June 30, 2010, primarily due to a payment of $912,000 Community Capital received during the first quarter of 2010 for the settlement of a lawsuit regarding the management of a participation loan.  Other operating income increased $46,000, or 10.48%, to $485,000 for the three months ended June 30, 2011 compared to $439,000 for the three months ended June 30, 2010.

Community Capital also recognized gains on the sale of securities available-for-sale in the amount of $375,000 for the six months ended June 30, 2011, compared to $1,265,000 in gains on the sale of securities available-for-sale for the six months ended June 30, 2010.  Gains on sale of securities available-for-sale were $152,000 for the three months ended June 30, 2011, compared to $582,000 for the three months ended June 30, 2010.

Service charges on deposit accounts decreased $220,000, or 22.61%, from the six months ended June 30, 2010 to the six months ended June 30, 2011 and $114,000, or 23.17%, from the three months ended June 30, 2010 to the three months June 30, 2011.  Gains on sales of loans held for sale increased $71,000, or 10.03%, from $708,000 to $779,000 for the six months ended June 30, 2011, compared to the six months ended June 30, 2010 and decreased $57,000, or 13.90%, from $410,000 to $353,000 for the three months ended June 30, 2011 compared to the three months ended June 30, 2010.

The income from fiduciary activities increased $157,000, or 17.05%, from $921,000 for the six-month period ended June 30, 2010 to $1,078,000 for the six-month period ended June 30, 2011, and $99,000, or 22.05%, from $449,000 for the three-month period ended June 30, 2010 to $548,000 for the three-month period ended June 30, 2011.  The increase is primarily due to growth of new accounts as well as increased market value of assets under management.  Fees from brokerage services decreased $4,000, or 2.7%, from the six months ended June 30, 2010 to the six months ended June 30, 2011 and decreased $16,000, or 20.00%, for the three months ended June 30, 2011 from the three months ended June 30, 2010.

Noninterest Expense. Total noninterest expense for the first six months of 2011 was $10,265,000, a decrease of $329,000, or 3.31%, when compared to $9,936,000 for the first six months of 2010.  For the quarter ended June 30, 2011, noninterest expense was $5,267,000, an increase of $122,000, or 2.37%, over the comparable period of 2010.

The primary component of noninterest expense is salaries and benefits, which increased $90,000, or 1.83%, from $4,919,000 for the six months ended June 30, 2010 to $5,009,000 for the six months ended June 30, 2011, and decreased $42,000, or 1.69%, from $2,480,000 for the three months ended June 30, 2010 to $2,438,000 for the three months ended June 30, 2011.

We realized an increase in FDIC assessments of $158,000, or 21.79%, from $725,000 for the six-month period ended June 30, 2010 to $883,000 for the six-month period ended June 30, 2011.  The increase is primarily a result of increases in the FDIC insurance premiums due to the recession of the U.S. economy and failure of unaffiliated FDIC-insured depository institutions.  FDIC assessments increased $25,000, or 6.60%, from $379,000 for the three-month period ended June 30, 2010 to $404,000 for the three-month period ended June 30, 2011.

Net occupancy expense increased $17,000, or 2.60%, for the six-month period ended June 30, 2011 over the related period in 2010, and decreased $3,000, or 0.93%, for the three months ended June 30, 2011 compared to the same period in 2010.  The amortization of intangible assets decreased $19,000, or 9.41%, from $202,000 from the six-month period ended June 30, 2010 to $183,000 for the six-month period ended June 30, 2011, and decreased $14,000, or 0.14%, from the three-month period ended June 30, 2010 to the three months ended June 30, 2011.  Furniture and equipment expense decreased $90,000, or 23.68%, from the six-month period ended June 30, 2010 to the six-month period ended June 30, 2011, and decreased $48,000, or 25.53%, from the three-month period ended June 30, 2010 to the three-month period ended June 30, 2011.

Net cost of operation of other real estate owned decreased $111,000, or 12.86%, to $752,000 for the six months ended June 30, 2011 from $863,000 for the six months ended June 30, 2010.  For the three-month period ended June 30, 2011, net cost of operation of other real estate increased $25,000, or 4.40% to $593,000 from $568,000 for the three months ended June 30, 2010.

Other operating expenses were $2,477,000 for the six months ended June 30, 2011, as compared to $2,193,000 for the same period in 2010, an increase of $284,000, or 12.95%.  Other operating expenses increased $179,000, or 16.14%, for the three-month period ended June 30, 2011 compared to the three-month period ended June 30, 2010.  The increase is primarily due to expenses related to the proposed merger with Park Sterling Corporation which totaled $314,000 for the six-month period ended June 30, 2011, and $179,000 for the three-month period ended June 30, 2011.

Income Taxes.  For the six months ended June 30, 2011, the effective income tax rate was 14.80% and the income tax provision was $140,000.  Our lower effective tax rates are a result of tax-exempt income on securities and bank owned life insurance.  For the quarter ended June 30, 2011, the effective tax rate was 56.91% and the income tax benefit was $284,000.  The tax benefit for the quarter ended June 30, 2011 was due to our net loss.

For the six months ended June 30, 2010, the effective income tax rate was 26.58% and the income tax provision was $707,000.  For the quarter ended June 30, 2010, the effective tax rate was 5.61% and the income tax provision was $21,000.

Net Income (Loss).  The combination of the above factors resulted in net income of $806,000 for the six months ended June 30, 2011 compared to net income of $1,953,000 for the comparable period in 2010, a decrease of $1,147,000, or 58.73%.  For the quarter ended June 30, 2011, net losses were was $215,000, a decrease of $568,000 when compared to net income of $353,000 for the second quarter of 2010.

Assets and Liabilities

General.  During the first six months of 2011, total assets decreased $18,882,000, or 2.88%, when compared to December 31, 2010.  We experienced a decrease of $31,756,000, or 6.62%, in loans during the first six months of 2011.  Total investment securities decreased 23.46%, or $19,621,000, when compared to December 31, 2010.  Cash and due from banks including interest-bearing deposit accounts increased $39,054,000, or 105.05%, to $76,229,000 at June 30, 2011 compared to $37,175,000 at December 31, 2010.  The increase in cash at June 30, 2011 compared to December 31, 2010 was primarily due to our efforts to increase our on-balance sheet liquidity.  As a result, we retained significant balances in our Federal Reserve account rather than investing them in other types of assets.  On the liability side, total deposits decreased $20,566,000, or 4.15%, to $474,616,000 at June 30, 2011.

Investment Securities.  Investment securities decreased $19,621,000, or 23.46%, to $64,030,000 at June 30, 2011 from $83,651,000 at December 31, 2010.  Securities available for sale decreased $18,768,000, or 25.35%, during the first six months of 2011 and nonmarketable equity securities decreased $853,000, or 8.86%, during the first six months of 2011.  As of June 30, 2011, securities available for sale totaling $51,033,000 were in an unrealized loss position, all of which have been in a loss position for less than 12 months.  Based on industry analyst reports and credit ratings, we believe that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer, and, therefore, these losses are not considered other-than-temporary.

Community Capital reviews its investment portfolio at least quarterly and more frequently when economic conditions warrant, assessing whether there is any indication of other-than-temporary impairment (OTTI).  Factors considered in the review include estimated cash flows, length of time and extent to which market value has been less than cost, the financial condition and near-term prospects of the issuer, and its intent and ability to retain the security to allow for an anticipated recovery in market value.

If the review determines that there is OTTI, then an impairment loss is recognized in earnings equal to the entire difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made, or may recognize a portion in other comprehensive income.  The fair value of investments on which OTTI is recognized then becomes the new cost basis of the investment.

           Loans. Loans receivable decreased $31,756,000, or 6.62%, since December 31, 2010.  Real estate mortgage and commercial loans decreased $8,928,000, or 3.19%, to $270,632,000 at June 30, 2011. Real estate construction loans decreased $11,337,000, or 11.44%, to $87,739,000 at June 30, 2011.  Commercial and agricultural loans decreased $8,473,000, or 21.33%, to $31,247,000 at June 30, 2011.  Balances within the major loan receivable categories as of June 30, 2011 and December 31, 2010 are as follows:

(Dollars in thousands)	June 30, 2011	December 31, 2010
Commercial and agricultural	$31,247	$39,720
Real estate – construction	87,739	99,076
Real estate - mortgage and commercial	270,632	279,560
Home equity	39,427	42,167
Consumer, installment	17,425	17,636
Consumer, credit card and checking	1,167	1,234
Total Loans	$447,637	$479,393

Premises and Equipment.  Community Capital's purchases of fixed assets during the first six months of 2011 totaled $18,000.  Of this amount, $11,000 was during the second quarter of 2011.  Total fixed assets, net of depreciation, decreased $362,000 during the first six months of 2011.

Deposits.  Total deposits increased $20,566,000, or 4.15%, to $474,616,000 at June 30, 2011 from $495,182,000 at December 31, 2010.  Noninterest-bearing deposits increased $4,050,000, or 3.93%, from $103,080,000 at December 31, 2010 to $107,130,000 at June 30, 2011, and interest-bearing deposits decreased $24,616,000, or 6.28% from $392,102,000 at December 31, 2010 to $367,486,000 at June 30, 2011.   Balances within the major deposit categories as of June 30, 2011 and December 31, 2010 are as follows:

(Dollars in thousands)	June 30, 2011	December 31, 2010
Noninterest-bearing demand deposits	$107,130	$103,080
Interest-bearing demand deposits	65,706	63,024
Money market accounts	130,166	133,409
Savings deposits	44,540	42,481
Certificates of deposits	119,225	145,339
Brokered certificates of deposit	7,849	7,849
	$474,616	$495,182

Advances from the Federal Home Loan Bank.  Advances from the FHLB of Atlanta totaled $95,400,000 at June 30, 2011 and December 31, 2010.   Of the $95,400,000 in advances from the FHLB, the following have scheduled maturities greater than one year:

Maturing on	Interest Rate	Principal
(Dollars in thousands)
03/05/13	1.94% - fixed, callable 06/06/11	$5,400
01/06/14	0.41% - adjustable rate, resets 04/06/11	10,000
01/06/14	0.41% - adjustable rate, resets 04/06/11	10,000
01/16/15	2.77% - fixed, callable 04/18/11	10,000
06/03/15	3.36% - fixed, callable 06/03/11	15,000
02/02/17	4.31% - fixed, callable 05/02/11	10,000
05/18/17	4.15% - fixed, callable 05/18/11	10,000
Total		$70,400

Junior Subordinated Debentures.  On June 15, 2006, Community Capital Corporation Statutory Trust I (a non-consolidated subsidiary) issued $10,000,000 in trust preferred securities with a maturity of June 15, 2036.  The rate is fixed at 7.04% until June 14, 2011, at which point the rate adjusts quarterly to the three-month LIBOR plus 1.55%, and can be called without penalty beginning on June 15, 2011.  In accordance with accounting standards, the Trust has not been consolidated in these financial statements.  Community Capital received from the Trust $10,000,000 of proceeds from the issuance of the securities and $310,000 of initial proceeds from the capital investment in the Trust, and accordingly have shown the funds due to the Trust as $10,310,000 junior subordinated debentures.

The proceeds from the issuance were used to extinguish short-term borrowings and to inject capital into CapitalBank, as the current regulatory rules allow certain amount of junior subordinated debentures to be included in the calculation of regulatory capital.

In January 2010, Community Capital announced the decision to defer future interest payments on its trust preferred subordinated debt, beginning with its interest payment due on March 15, 2010, for the foreseeable future to maintain cash levels at the holding company level.  The terms of the debentures and trust indentures allow for Community Capital to defer interest payments for up to 20 consecutive quarters without default or penalty.  During the period that the interest deferrals are elected, Community Capital will continue to record interest expense associated with the debentures.  Upon the expiration of the deferral period, all accrued and unpaid interest will be due and payable.

Capital

Quantitative measures established by the federal banking agencies to ensure capital adequacy require Community Capital and CapitalBank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%.  Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets.  Tier 2 capital consists of the allowance for loan losses subject to certain limitations.  Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital.  The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

Community Capital and CapitalBank are also required to maintain capital at a minimum level based on total average assets, which is known as the leverage ratio.  Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%.  All others are subject to maintaining ratios at least 1% to 2% above the minimum.

The following table summarizes capital ratios and the regulatory minimum requirements at June 30, 2011:

	Tier 1 Risk-based	Total Risk-based	Tier 1 Leverage
Actual ratio:
Community Capital Corporation	11.87%	13.15%	8.32%
CapitalBank	11.70%	12.97%	8.19%
Regulatory minimums:
For capital adequacy purposes	4.00%	8.00%	4.00%
To be well-capitalized under prompt action provisions	6.00%	10.00%	5.00%

Liquidity Management and Capital Resources

Shareholders’ equity was increased by net income of $806,000 during the  six months ended June 30, 2011 . Due to changes in the market rates of interest, the fair value of Community Capital’s securities available-for-sale increased, which had the effect of increasing shareholders’ equity by $936,000, net of deferred taxes, for the  six months ended June 30, 2011 when compared to December 31, 2010.  Total equity also increased by $58,000 for the amortization of deferred compensation on restricted stock for the  six months ended June 30, 2011 .  Total equity was also increased by $122,000 for sales of treasury shares.

CapitalBank’s liquidity position remained strong during the first  six months  of 2011, as CapitalBank had no overnight wholesale borrowings and $65,723,000 in its Federal Reserve correspondent account at June 30, 2011 .  For the near term, maturities and sales of securities available-for-sale are expected to be a source of liquidity as CapitalBank deploys these funds into loans and other investments  to achieve the desired mix of assets and liabilities.  At June 30, 2011  CapitalBank had $10,675,000 of securities available-for-sale as sources of liquidity.  CapitalBank also expects to build its deposit base. Advances from the FHLB, availability at Federal Reserve Bank Discount Window, and CapitalBank’s correspondent banks will also continue to serve as a funding source, at least for the near future. At June 30, 2011, CapitalBank had no borrowings outstanding and had the ability to receive $4,060,000 in funds under the terms of its agreement with the Federal Reserve Bank.  Additionally, CapitalBank has the ability to receive an additional $98,665,000 in advances under the terms of its agreement with the FHLB.  Short-term borrowings by CapitalBank are not expected to be a primary source of liquidity for the near term; however, CapitalBank has approximately $15,000,000 of unused lines of credit to purchase federal funds.

Off-Balance-Sheet Risk

Through the operations of CapitalBank, Community Capital has made contractual commitments to extend credit in the ordinary course of its business activities.  These commitments are legally binding agreements to lend money to CapitalBank’s customers at predetermined interest rates for a specified period of time.  At June 30, 2011  CapitalBank had issued commitments to extend credit of $49,204,000 and standby letters of credit of $1,520,000 through various types of commercial lending arrangements.  Approximately $38,922,000 of these commitments to extend credit had variable rates.

The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at June 30, 2011 .

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$2,979	$4,092	$11,560	$18,631	$30,573	$49,204
Standby letters of credit	228	652	615	1,495	25	1,520
Total	$3,207	$4,744	$12,175	$20,126	$30,598	$50,724

CapitalBank has evaluated each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by CapitalBank upon extension of credit, is based on CapitalBank’s credit evaluation of the borrower.  Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Annual Results

Results of Operations

Net interest income decreased $2,259,000, or 10.10%, to $20.1 million in 2010 from $22.4 million in 2009. Average earning assets decreased $49.4 million, or 6.89%, and average interest-bearing liabilities decreased $44.0 million, or 7.27%.

Community Capital’s tax equivalent net interest spread and tax equivalent net interest margin were 2.74% and 3.05%, respectively, in 2010 compared to 2.83% and 3.18% in 2009. Yields on earning assets decreased from 5.12% in 2009 to 4.68% in 2010, and yields on interest-bearing liabilities decreased from 2.29% in 2009 to 1.94% in 2010.

The provision for loan losses was $18.4 million in 2010 compared to $32.8 million in 2009. Community Capital’s allowance for loan losses was $17.2 million, which represented 3.58% of total loans outstanding at December 31, 2010. Community Capital’s nonperforming loans totaled $27.5 million at December 31, 2010 compared to $42.8 million at December 31, 2009. Community Capital also had $39.4 million in impaired loans at December 31, 2010, of which $12.9 million were still accruing interest. Criticized and classified loans have decreased from $83.6 million at December 31, 2009 to $75.5 million at December 31, 2010. Community Capital diligently monitors and manages its loan portfolio to identify problem loans at the earliest possible point. As the economy deteriorated during 2009 and 2010, Community Capital aggressively rated any credits with signs of deterioration in quality, which resulted in the increase in criticized and classified loans and heightened provision expense. Total loans decreased $87.8 million during 2010, or 15.48%, to $479.4 million at December 31, 2010 from $567.2 million at December 31, 2009.

Community Capital incurred a goodwill impairment charge of $7.4 million in 2009, compared to no charges for the same period in 2010. Community Capital incurred one-time expenses of $896,000 during 2009 associated with the early termination of FHLB borrowings. During 2010, Community Capital incurred $1.5 million in prepayment penalties that are being amortized over the life of the restructured advances. Community Capital incurred $2.3 million in expenses associated with the cost of operation of other real estate owned during 2010, compared to $3.5 million during 2009.

A more detailed discussion, including tabular presentations, of noninterest income and noninterest expense in the years ended December 31, 2010 and 2009, is included below under the heading “—Noninterest Income and Expense.”

The combination of the above factors resulted in net losses of $5,485,000 for 2010, compared to net losses of $25,245,000 for 2009, a decrease in loss of $19,760,000. Basic losses per share were $0.55 in 2010, compared to losses of $4.34 per share in 2009. Due to net losses in 2010 and 2009, basic and diluted loss per share were the same. Return on average assets during 2010 was (0.75)% compared to (3.28)% during 2009, and return on average equity was (9.92)% during 2010 compared to (40.26)% during 2009.

Net Interest Income

General.  The largest component of Community Capital’s net income (loss) is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities and the degree of mismatch and the maturity and repricing characteristics of Community Capital’s interest-earning assets and interest-bearing liabilities. Net interest income divided by average interest-earning assets represents Community Capital’s net interest margin.

A number of tables are included to assist in the description of various measures of Community Capital’s financial performance. For example, the “Average Balances” table shows the average balance of each category of Community Capital’s assets and liabilities as well as the yield Community Capital earned or the rate it paid with respect to each category during 2010, 2009 and 2008. A review of these tables shows that Community Capital’s loans typically provide higher interest yields than do other types of interest-earning assets, which is why Community Capital directs a substantial percentage of its earning assets into its loan portfolio. Similarly, the “Rate/Volume Analysis” table helps demonstrate the effect of changing interest rates and changing volume of assets and liabilities on Community Capital’s financial condition during the periods shown. Community Capital also tracks the sensitivity of its various categories of assets and liabilities to changes in interest rates, and tables are included to illustrate Community Capital’s interest rate sensitivity with respect to interest-earning accounts and interest-bearing accounts. Finally, various tables are included that provide detail about Community Capital’s investment securities, its loans and its deposits and other borrowings.

Average Balances, Income and Expenses, and Rates.  The following table sets forth, for the periods indicated, certain information related to Community Capital’s average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

Average Balances, Income and Expenses, and Rates
Year Ended December 31,

	2010			2009			2008
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets:
Earning Assets:
Loans(1)(3)	$528,403	$28,587	5.41%	$617,311	$32,753	5.31%	$649,454	$39,754	6.12%
Securities, taxable(2)	51,433	1,650	3.21	46,768	2,254	4.82	41,906	2,189	5.22
Securities, nontaxable(2)(3)	13,355	684	5.12	23,806	1,461	6.14	29,289	1,772	6.05
Nonmarketable equity securities	10,131	140	1.38	6,111	147	2.41	9,959	404	4.06
Federal funds sold and other	63,524	165	0.26	22,224	51	0.23	350	6	1.71
Total earning assets	666,856	31,226	4.68	716,220	36,660	5.12	730,958	44,125	6.04
Cash and due from banks	9,995			11,187			15,571
Premises and equipment	15,727			16,682			17,394
Other assets	48,713			47,762			35,707
Allowance for loan losses	(12,945)			(17,186)			(8,691)
Total assets	$728,346			$774,665			$790,939
Liabilities:
Interest-Bearing Liabilities:
Interest-bearing transaction accounts	$200,331	$2,060	1.03%	$192,222	$1,615	0.84%	$224,924	2,902	1.29%
Savings deposits	44,325	519	1.17	40,125	655	3.25	36,656	835	2.28
Time deposits	210,450	4,253	2.02	218,675	5,624	2.57	190,888	7,098	3.72
Other short-term borrowings	—	—	—	17,901	57	0.32	44,160	1,061	2.38
Federal Home Loan bank advances	95,400	3,323	3.48	125,569	5,190	4.13	142,936	6,034	4.22
Junior subordinate debt	10,310	748	7.26	10,310	726	7.04	10,310	726	7.04
Total interest-bearing liabilities	560,816	10,903	1.94	604,802	13,867	2.29	650,324	18,665	2.87
Demand deposits	105,195			99,013			67,711
Accrued interest and other liabilities	7,042			8,139			7,643
Shareholders’ equity	55,293			62,711			65,261
Total liabilities and shareholders’ equity	$728,346			$774,665			$790,939
Net interest spread			2.74%			2.83%			3.17%
Net interest income	$20,323			$22,799			$25,469
Net interest margin			3.05%			3.18%			3.48%

(1)	The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic.

(2)	Average investment securities exclude the valuation allowance on available-for-sale securities.

(3)	Fully tax-equivalent basis at 38% tax rate for nontaxable securities and loans.

Community Capital’s tax-effected net interest spread and net interest margin were 2.74% and 3.05%, respectively, for the year ended December 31, 2010, compared to 2.83% and 3.18%, respectively, for the year ended December 31, 2009. The decline in net interest margin was primarily due to Community Capital’s increased level of nonaccrual loans and its desire to maintain cash liquidity. For the year ended December 31, 2010, earning assets averaged $666.9 million compared to $716.2 million for the year ended December 31, 2009. Interest-earning assets exceeded interest-bearing liabilities by $106.0 million and $111.4 million for the years ended December 31, 2010, and 2009, respectively.

For the year ended December 31, 2010, Community Capital’s tax-effected net interest income, the major component of its net income, was $20.3 million compared to $22.8 million for the year ended December 31, 2009. The average rate realized on interest-earning assets decreased to 4.68% at December 31, 2010, from 5.12% at December 31, 2009, while the average rate paid on interest-bearing liabilities decreased to 1.94% at December 31, 2010, from 2.29% at December 31, 2009.

Community Capital’s tax-effected interest income for the year ended December 31, 2010 was $31.2 million, which consisted of $28.6 million on loans, $2.5 million on investments and $165,000 on interest-bearing deposits with correspondent banks. Community Capital’s tax-effected interest income for the year ended December 31, 2009 was $36.7 million, which consisted of $32.8 million on loans, $3.9 million on investments and $51,000 on interest-bearing deposits with correspondent banks. Interest on loans for the years ended December 31, 2010 and 2009, represented 91.55% and 89.33%, respectively, of total interest income, while interest on investments and interest-bearing deposits with correspondent banks for the years ended December 31, 2010 and 2009 represented 8.45% and 10.67%, respectively, of total interest income. Average loans represented 79.24% and 86.19% of average earning assets for the years ended December 31, 2010 and December 31, 2009, respectively.

Interest expense for the year ended December 31, 2010 was $10.9 million, which consisted of $6.8 million related to deposits and $4.1 million related to other borrowings. Interest expense for the year ended December 31, 2009 was $13.9 million, which consisted of $7.9 million related to deposits and $6.0 million related to other borrowings. Interest expense on deposits for the years ended December 31, 2010 and December 31, 2009 represented 62.66% and 56.93%, respectively, of total interest expense, while interest expense on borrowings for the years ended December 31, 2010 and December 31, 2009, represented 37.34% and 43.07%, respectively. Average interest-bearing deposits represented 81.15% and 74.57% of average interest-bearing liabilities for the years ended December 31, 2010 and December 31, 2009, respectively.

Analysis of Changes in Net Interest Income.  The following table sets forth the effect that the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income from 2010 to 2009.

Analysis of Changes in Net Interest Income

	2010 Compared With 2009			2009 Compared With 2008
(Dollars in thousands)	Variance Due to Volume (1)	Rate(1)	Total	Variance Due to Volume (1)	Rate (1)	Total
Earning Assets
Loans	$(4,777)	$611	$(4,166)	$(1,897)	$(5,104)	$(7,001)
Securities, taxable	208	(812)	(604)	242	(177)	65
Securities, nontaxable	(564)	(213)	(777)	(336)	25	(311)
Nonmarketable equity securities	72	(79)	(7)	(125)	(132)	(257)
Federal funds sold and other	106	8	114	54	(9)	45
Total interest income	(4,955)	(485)	(5,440)	(2,062)	(5,397)	(7,459)

Interest-Bearing Liabilities
Interest-bearing deposits:
Interest-bearing transaction accounts	70	375	445	(379)	(908)	(1,287)
Savings accounts	63	(199)	(136)	74	(254)	(180)
Time deposits	(205)	(1,166)	(1,371)	931	(2,405)	(1,474)
Total interest-bearing deposits	(72)	(990)	(1,062)	626	(3,567)	(2,941)
Other short-term borrowings	(29)	(28)	(57)	(410)	(594)	(1,004)
Federal Home Loan Bank advances	(1,130)	(737)	(1,867)	(720)	(124)	(844)
Junior subordinate debt	—	22	22	—	—	—
Total interest expense	(1,231)	(1,733)	(2,964)	(504)	(4,285)	(4,789)
Net interest income	$(3,724)	$1,248	$(2,476)	$(1,558)	$(1,112)	$(2,670)

(1)           Volume-rate changes have been allocated to each category based on the percentage of the total change.

Interest Rate Sensitivity.  Community Capital monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique Community Capital employs is the measurement of its interest sensitivity “gap,” which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling available-for-sale securities, replacing an asset or liability at maturity or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The following table sets forth Community Capital’s interest rate sensitivity at December 31, 2010.

Interest Rate Sensitivity Analysis

December 31, 2010 (Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year or Non-Sensitive	Total

Assets
Earning assets:
Loans(1)	$94,988	$13,082	$70,953	$179,023	$279,397	$458,420
Securities	—	—	319	319	83,332	83,651
Federal funds sold and other	27,860	—	—	27,860	—	27,860
Total earning assets	122,848	13,082	71,272	207,202	362,729	569,931

Liabilities
Interest-bearing liabilities
Interest-bearing deposits:
Demand deposits	196,433	—	—	196,433	—	196,433
Savings deposits	42,481	—	—	42,481	—	42,481
Time deposits	18,841	25,558	84,844	129,243	23,945	153,188
Total interest-bearing deposits	257,755	25,558	84,844	368,157	23,945	392,102
Federal Home Loan Bank advances	—	—	10,000	10,000	85,400	95,400
Junior subordinated debentures	—	—	10,310	10,310	—	10,310
Total interest-bearing liabilities	257,755	25,558	105,154	388,467	109,345	497,812
Period gap	$(134,907)	$(12,476)	$(33,882)	$(181,265)	$253,384
Cumulative gap	$(134,907)	$(147,383)	$(181,265)	$(181,265)	$72,119
Ratio of cumulative gap to total earning assets	(23.67%)	(25.86%)	(31.80%)	(31.80%)	12.65%

(1)           Excludes nonaccrual loans and includes loans held for sale.

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates.  Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments.  Debt securities are reflected at each instrument’s ultimate maturity date.  Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date.  Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point.  Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements that give Community Capital the opportunity to vary the rates paid on those deposits within a 30 day or shorter period.  Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity date.  Advances from the FHLB are reflected at their contractual maturity dates.  Junior subordinated debentures are reflected at their repricing date.

Community Capital generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability sensitive.  Community Capital’s net interest margin continues to be negatively impacted by the level of nonaccrual loans and the desire to maintain cash liquidity.  Community Capital is liability sensitive within the one-year period.  However, Community Capital’s gap analysis is not a precise indicator of its interest sensitivity position.  The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration changes in interest rates that do not affect all assets and liabilities equally.  For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by Community Capital as significantly less interest sensitive than market-based rates such as those paid on noncore deposits.  Accordingly, Community Capital believes a liability-sensitive gap position is not as indicative of its true interest sensitivity as it would be for an organization that depends to a greater extent on purchased funds to support earning assets.  Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

General.  The allowance for loan losses represents management’s estimate of probable losses inherent in the loan portfolio.  Community Capital has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits.  CapitalBank’s board of directors reviews and approves the appropriate level for its allowance for loan losses quarterly based upon management’s recommendations, the results of the internal monitoring and reporting system, analysis of economic conditions in its markets and a review of historical statistical data for both CapitalBank and other financial institutions.  Additions to the allowance for loan losses, which are expensed as the provision for loan losses on Community Capital’s income statement, are periodically made to maintain the allowance at an appropriate level based on CapitalBank’s analysis of the potential risk in the loan portfolio.  Loan losses, which include write-downs and charge-offs, and recoveries are charged or credited directly to the allowance.  The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period and current and anticipated economic conditions.

CapitalBank’s allowance for loan losses is based upon judgments and assumptions of risk elements in the portfolio, future economic conditions and other factors affecting borrowers.  The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits.  In addition, CapitalBank monitors overall portfolio quality through observable trends in delinquency, charge-offs and general and economic conditions in the service area.  Risks are inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

In determining its allowance for loan loss, CapitalBank regularly reviews loans for specific and impaired reserves based on the appropriate impairment assessment methodology.  Pooled reserves are determined using historical loss trends measured over a four quarter rolling average applied to risk rated loans grouped by Federal Financial Examination Council (FFIEC) call code and segmented by impairment status.  The pooled reserves are calculated by applying the appropriate historical loss ratio to the loan categories.  Impaired loans greater than a minimum threshold established by management are excluded from this analysis.  The sum of all such amounts determines CapitalBank’s pooled reserves.

CapitalBank tracks its portfolio and analyzes loans grouped by FFIEC call code categories.  The first step in this process is to risk grade each and every loan in the portfolio based on one common set of parameters.  These parameters include items like debt-to-worth ratio, liquidity of the borrower, net worth, experience in a particular field and other factors such as underwriting exceptions.  Weight is also given to the relative strength of any guarantors on the loan.

After risk grading each loan, CapitalBank then segments the portfolio by FFIEC call code groupings, separating out substandard or impaired loans.  The remaining loans are grouped into “performing loan pools.” The loss history for each performing loan pool is measured over a four quarter rolling average to create a loss factor.  The loss factor is then applied to the pool balance and the reserve per pool calculated.  Loans deemed to be substandard but not impaired are segregated and a loss factor is applied to this pool as well.  Finally, impaired loans are segmented based upon size; smaller impaired loans are pooled and a loss factor applied, while larger impaired loans are assessed individually using the appropriate impairment measuring methodology.

In developing its ASC 450-20 general reserve estimate, CapitalBank has segmented the loan portfolio into 12 risk categories:

●	installment loans
●	home equity lines of credit
●	DDA overdraft loans
●	cash secured loans
●	mortgage loans for resale
●	1-4 family residential loans
●	1-4 family residential construction loans
●	commercial real estate loans including (other construction and land loans, multi-family, commercial real estate owner-occupied, commercial real estate other and commercial and farm land)

Loss experience on each of the risk categories is compiled over the previous four quarters (or 12 months).  Each of the segments of the loan portfolio is analyzed for historical loss percentages.  CapitalBank then applies the results generated from the four quarter loss history analysis to each of these segments.  When a particular loan is identified as impaired, it is removed from the corresponding segment and individually analyzed and measured for specific reserve allocation.

Qualitative and environmental factors include external risk factors that CapitalBank believes are representative of its overall lending environment.  CapitalBank has identified the following factors in establishing a more comprehensive system of controls in which it can monitor the quality of the loan portfolio:

●	Portfolio risk
●	Loan policy, procedures and monitoring risk
●	National and local economic trends and conditions
●	Concentration risk
●	Acquisition and development loan portfolio risks
●	Impaired loan portfolio additional risks

Certain problem loans are reviewed individually for impairment.  An impaired loan may not represent an expected loss; however a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  In determining if a loan is impaired, CapitalBank considers all nonaccrual loans, loans whose terms are modified in a troubled debt restructuring and any other loan that is individually evaluated and determined to be impaired based on risk ratings and loan amounts of certain segments of CapitalBank’s loan portfolio.  If a loan is individually evaluated and identified as impaired, it is measured by using either the fair value of the collateral, less expected costs to sell, present value of expected future cash flows, discounted at the loan’s effective interest rate, or observable market price of the loan.  Management chooses a method on a loan-by-loan basis.  Measuring impaired loans requires judgment and estimates and the eventual outcomes may differ from those estimates.  At December 31, 2010, impaired loans totaled $39.4 million, all of which are valued on a nonrecurring basis at the lower of cost or market value of the underlying collateral.

Total provision expense for the year ended December 31, 2010 was $18.4 million, compared to $32.8 million for the year ended December 31, 2009.  The decrease in provision expense during 2010 was primarily due to the decrease in net charge-offs to $15.3 million for the year ended December 31, 2010 compared to $32.3 million for the year ended December 31, 2009.  The allowance for loan losses was 3.58% of total loans at December 31, 2010 compared to 2.50% at December 31, 2009.

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio.  However, underlying assumptions may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations and the discovery of information with respect to borrowers that was not known to management at the time of the issuance of Community Capital’s consolidated financial statements.  Therefore, management’s assumptions may or may not prove valid.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required, especially considering the overall weakness in the real estate market in Community Capital’s market areas.  Additionally, no assurance can be given that management’s ongoing evaluation of the loan portfolio, in light of changing economic conditions and other relevant factors, will not require significant future additions to the allowance for loan losses, thus adversely impacting Community Capital’s business, financial condition, results of operations and cash flows.

The following table sets forth certain information with respect to Community Capital’s allowance for loan losses and the composition of charge-offs and recoveries for each of the last five years.

Allowance for Loan Losses
(Dollars in thousands)

Year Ended December 31,	2010	2009	2008	2007	2006
Total loans outstanding at end of year	$479,393	$567,178	$641,737	$645,154	$573,639
Average loans outstanding	$528,403	$617,311	$649,454	$612,366	$522,521
Balance of allowance for loan losses at beginning of period	$14,160	$13,617	$6,759	$6,200	$6,324
Loan losses:
Commercial and industrial	493	312	122	65	500
Real estate — construction	327	2,676	65	80	—
Real estate — mortgage	14,911	29,239	2,291	264	811
Consumer	36	83	96	140	120
Total loan losses	15,767	32,310	2,574	549	1,431
Recoveries of previous loan losses:
Commercial and industrial	1	3	1	21	42
Real estate — construction	218	—	8	—	33
Real estate — mortgage	178	283	109	183	38
Consumer	25	22	22	44	54
Total recoveries	422	53	132	83	167
Net loan losses	15,345	32,257	2,442	466	1,264
Provision for loan losses	18,350	32,800	9,300	1,025	1,140
Balance of allowance for loan losses at end of period	$17,165	$14,160	$13,617	$6,759	$6,200
Allowance for loan losses to period end loans	3.58%	2.50%	2.12%	1.05%	1.08%
Net charge-offs to average loans	2.90%	5.23%	0.38%	0.08%	0.24%

The following table presents the allocation of the allowance for loan losses by category.

Allocation of the Allowance for Loan Losses

	At December 31,
	2010		2009		2008		2007		2006
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Commercial and agricultural	$410	9.4%	$236	8.8%	$494	8.7%	$316	9.6%	$114	8.9%
Real estate - construction	6,726	16.8%	4,786	16.7%	381	20.5%	161	25.9%	171	36.1%
Real estate – mortgage and commercial	4,432	53.0%	947	51.1%	673	45.4%	413	55.2%	583	44.4%
Home equity	505	8.8%	349	8.1%	81	7.4%	47	6.6%	12	7.0%
Consumer - installment	0	3.4%	32	2.0%	43	2.3%	26	1.8%	64	2.4%
Other consumer	23	0.4%	34	0.6%	37	0.5%	21	0.5%	51	0.9%
Unallocated	5,068	8.2%	7,775	12.7%	11,909	15.2%	5,775	0.4%	5,205	0.3%
Total	$17,165	100.0%	$14,160	100.0%	$13,617	100.0%	$6,759	100.0%	$6,200	100.0%

Nonperforming Assets.  The following table sets forth Community Capital’s nonperforming assets for the dates indicated.

Nonperforming Assets

	December 31,
(Dollars in thousands)	2010	2009	2008	2007	2006
Nonaccrual loans	$26,489	$41,163	$26,827	$2,424	$1,716
Other real estate owned	13,496	7,165	5,121	173	107
Total nonperforming assets	$39,985	$48,328	$31,948	$2,597	$1,823
Loans 90 days or more past due and still accruing interest	$1,042	$1,662	$696	$115	$489
Impaired loans still accruing interest	$9,460	$29,205	$79,984	$—	$—
Troubled debt restructurings	$10,251	$4,200	$749	$—	$—
Nonperforming assets to period end assets	6.10%	6.45%	4.04%	0.32%	0.26%

When an asset is classified as nonperforming, it is CapitalBank’s policy to perform an impairment analysis to determine its fair market value. Depending on the size of the transaction, CapitalBank uses appraisals (for transactions greater than $250,000) or internal evaluations (for transactions less than or equal to $250,000) to determine fair market value as soon as practical after the asset has been identified as non-performing. When performing an internal evaluation, comparable sales, tax assessed value, physical condition of the asset, surrounding neighborhood conditions and/or broker opinions may be used to further support the internal evaluation.  In the case of third-party appraisals, each appraisal’s assumptions and conclusions of value are reviewed in CapitalBank’s credit administration department and adjustments may be made to CapitalBank’s loan loss allowance as deemed necessary to reflect any diminution in the fair market value of the asset.

Accrual of interest is discontinued on a loan when CapitalBank believes, after considering economic and business conditions and collection efforts that the borrower’s financial condition is such that the collection of interest is doubtful.  A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due.  When a loan is placed in nonaccrual status, all interest that has been accrued on the loan but remains unpaid is reversed and deducted from current earnings as a reduction of reported interest income.  No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.  When a problem loan is finally resolved, CapitalBank may ultimately write-down or charge-off the principal balance of the loan that would necessitate additional charges to earnings. The additional interest income, which would have been recognized into earnings if CapitalBank’s nonaccrual loans had been current in accordance with their original terms, would have been $1.2 million, $1.6 million, $1.4 million, $0.0 and $0.0 for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

Total nonperforming assets totaled $40.0 million at December 31, 2010 and $48.3 million at December 31, 2009.  This amount consists primarily of nonaccrual loans that totaled $26.5 million and $41.2 million at December 31, 2010 and 2009, respectively.  The decrease in nonaccrual loans is primarily due to their migration into other real estate owned status and CapitalBank’s efforts of selling these assets.  Nonperforming assets were 8.34% of total loans at December 31, 2010.  The allowance for loan losses to period end nonperforming assets was 42.93% at December 31, 2010.  A significant portion, or 99.8%, of nonperforming loans at December 31, 2010 were secured by real estate.  Community Capital has evaluated the underlying collateral on these loans and believes that the collateral on these loans is sufficient to minimize future losses.  However, the recent downturn in the real estate market has resulted in increased loan delinquencies, defaults and foreclosures, and Community Capital believes that these trends are likely to continue.  In some cases, this downturn has resulted in a significant impairment to the value of the collateral used to secure these loans and the ability to sell the collateral upon foreclosure.  These conditions have adversely affected CapitalBank’s loan portfolio.  The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended.  If real estate values continue to decline, it is also more likely that CapitalBank would be required to increase its allowance for loan losses.  If during a period of reduced real estate values CapitalBank is required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, this could materially reduce Community Capital’s profitability and adversely affect its financial condition.

Potential Problem Loans.  At December 31, 2010, through its internal review mechanisms, CapitalBank had identified $18.9 million of criticized loans and $56.6 million of classified loans.  The results of this internal review process are the primary determining factor in CapitalBank’s assessment of the adequacy of the allowance for loan losses.

Our criticized loans decreased from $18.9 million at December 31, 2010 to $18.3 million at March 31, 2011.  Total classified loans decreased from $56.6 million at December 31, 2010 to $52.4 million at March 31, 2011.  The $4.8 million decrease in criticized and classified loans from December 31, 2010 to March 31, 2011 were primarily due to real estate development and single family construction loans, all of which are secured by real estate.

CapitalBank’s criticized loans increased from $18.7 million at December 31, 2009 to $18.9 million at December 31, 2010.  Total classified loans decreased from $64.8 million at December 31, 2009 to $56.6 million at December 31, 2010.  The $9.0 million decrease in criticized and classified loans from December 31, 2009 to December 31, 2010 were primarily due to real estate development and single family construction loans, all of which are secured by real estate.

The continued elevated level of criticized and classified loans is primarily due to the current economic downturn and related decline in demand for residential real estate.  As a result of the slowing demand, several real estate developers are having significant cash flow issues.  Furthermore, residential real estate values are declining further exacerbating these cash flow issues.

Impaired loans primarily consist of nonperforming loans and TDRs, but can include other loans identified by management as being impaired.  Historically, CapitalBank considered all loans identified as “substandard” assets to be “impaired” assets.  A regulatory external audit identified the need to separate these categories per the actual regulatory definition for each classification.  A bank asset may meet the definition of “substandard” while not also meeting the definition of “impaired.” However, all assets meeting the definition of “impaired” are automatically “substandard.” Accordingly, CapitalBank evaluated those loans identified as “substandard” and separated “substandard” assets from “substandard and impaired” assets.

Loans are classified as TDRs by Community Capital when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers.  Community Capital only restructures loans for borrowers in financial difficulty that have designed a viable business plan to fully pay off all obligations, including outstanding debt, interest and fees, either by generating additional income from the business or through liquidation of assets.  Generally, these loans are restructured to provide the borrower additional time to execute upon their plans.  With respect to restructured loans, Community Capital grants concessions by (1) reduction of the stated interest rate for the remaining original life of the debt or (2) extension of the maturity date at a stated interest rate lower than the current market rate for new debt with similar risk.  Community Capital does not generally grant concessions through forgiveness of principal or accrued interest.  Restructured loans where a concession has been granted through extension of the maturity date generally include extension of payments in an interest-only period, extension of payments with capitalized interest and extension of payments through a forbearance agreement.  These extended payment terms are also combined with a reduction of the stated interest rate in certain cases.  Success in restructuring loans has been mixed but it has proven to be a useful tool in certain situations to protect collateral values and allow certain borrowers additional time to execute upon defined business plans.  In situations where a TDR is unsuccessful and the borrower is unable to follow through with terms of the restructured agreement, the loan is placed on nonaccrual status and continues to be written down to the underlying collateral value.  Community Capital’s policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance.  That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely.  If a borrower was materially delinquent on payments prior to the restructuring but shows capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual going forward.  Lastly, if the borrower does not perform under the restructured terms, the loan is placed on nonaccrual status.  Community Capital will continue to closely monitor these loans and will cease accruing interest on them if management believes that the borrowers may not continue performing based on the restructured note terms.  If, after previously being classified as a TDR, a loan is restructured a second time, then that loan is automatically placed on nonaccrual status.  Community Capital’s policy with respect to nonperforming loans requires the borrower to make a minimum of six consecutive payments in accordance with the loan terms before that loan can be placed back on accrual status.  Further, the borrower must show capacity to continue performing into the future prior to restoration of accrual status.  To date, Community Capital has not restored any nonaccrual loan classified as a TDR to accrual status.

The following is a summary of information pertaining to TDRs:

	December 31,
(Dollars in thousands)	2010	2009
Nonperforming TDRs	$10,122	$2,612
Performing TDRs:
Commercial	$152	—
Commercial real estate — construction	378	1,047
Residential	3,281	541
Total performing TDRs	$3,811	$1,588
Total TDRs	$13,933	$4,200

Noninterest Income and Expense

Noninterest Income.  Noninterest income increased $3.2 million, or 37.69%, to $10.7 million in 2010 from $7.5 million in 2009.  This increase was attributable in part to income received as a result of the settlement of a lawsuit related to the management of a participation loan.  Proceeds of $912,000 included in other income were received during 2010 in the settlement.  Including the litigation settlement, other operating income increased $1.1 million, or 65.36%, to $2.7 million in 2010 from $1.6 million in 2009.  Community Capital also recognized gains on the sales of securities available-for-sale in the amount of $2.0 million during 2010, which were the results of management’s decision to shorten the duration of the portfolio.  Gains on the sales of securities available-for-sale were $224,000 in 2009.  Service charges on deposit accounts decreased $491,000, or 21.23%, to $1.8 million in 2010 from $2.3 million in 2009.  Gains on sales of loans held for sale increased $425,000, or 29.31%, to $1.9 million in 2010 from $1.5 million in 2009.  The increase in gains on sales of loans held for sale is primarily due to the increase in mortgage origination fees resulting from the high demand for refinance transactions.  Income from fiduciary activities increased $313,000, or 19.29%, to $1.9 million in 2010 from $1.6 million in 2009.  The increase is primarily due to new business development efforts as well as improving capital market conditions.  Commissions on the sale of mutual funds increased $66,000, or 25.10%, to $329,000 in 2010 compared to $263,000 in 2009.

The Dodd-Frank Act calls for new limits on interchange transaction fees that banks receive from merchants via card networks like Visa, Inc. and MasterCard, Inc. when a customer uses a debit card.  The results of this proposed regulation may impact Community Capital’s interchange income from debit card transactions in the future.

The following table sets forth, for the periods indicated, the principal components of noninterest income:

Noninterest Income

	Year ended December 31,
(Dollars in thousands)	2010	2009	2008
Service charges on deposit accounts	$1,822	$2,313	$2,492
Gain on sale of loans held for sale	1,875	1,450	1,139
Commissions from sales of mutual funds	329	263	180
Income from fiduciary activities	1,936	1,623	1,725
Gain on sale of premises and equipment	—	—	6
Gain on sales securities available-for-sale	1,999	224	98
Income from Bank Owned Life Insurance	802	781	780
Other income	1,938	876	827
Total noninterest income	$10,701	$7,530	$7,247

Noninterest Expense.  Noninterest expense decreased $10.4 million, or 32.66%, to $21.4 million in 2010 from $31.8 million in 2009.  The decrease is primarily the result of the goodwill impairment charge of $7.4 million in 2009, one time expenses of $896,000 during 2009 associated with the early termination of FHLB borrowings, and a decrease in the net cost of operation of other real estate owned.  The net cost of operation of other real estate owned decreased $1.2 million, or 35.25%, to $2.3 million in 2010 compared to $3.5 million in 2009.  Salaries and employee benefits decreased $299,000, or 2.88%, to $10.1 million in 2010 from $10.4 million in 2009.  Net occupancy expense was $1.3 million in 2010 compared to $1.3 million in 2009, and furniture and equipment expense was $764,000 in 2010 compared to $875,000 in 2009.  Community Capital recorded no losses on sales of premises and equipment during 2010, compared to $38,000 in 2009.  Total amortization of intangible assets decreased $23,000, or 5.39%, to $404,000 in 2010 compared to $427,000 in 2009.  Community Capital realized a decrease in FDIC banking assessments of $169,000, or 9.07%, to $1.7 million in 2010 from $1.9 million in 2009.  Other operating expenses decreased $140,000, or 2.78%, to $4.9 million in 2010 from $5.0 million in 2009.  Community Capital’s efficiency ratio was 73.87% in 2010 compared to 105.37% in 2009.

The following table sets forth, for the periods indicated, the primary components of noninterest expense:

Noninterest Expense

	Year ended December 31,
(Dollars in thousands)	2010	2009	2008
Salaries and employee benefits	$10,090	$10,389	$10,853
Net occupancy expense	1,260	1,298	1,316
Furniture and equipment expense	764	875	975
Amortization of intangible assets	404	427	449
Goodwill impairment	—	7,418	—
Director and committee fees	50	184	347
Data processing and supplies	1,610	1,608	1,568
Mortgage loan department expenses	261	307	246
FDIC banking assessments	1,694	1,863	342
Professional fees and services	372	461	457
Postage and freight	167	191	204
Supplies	230	242	310
Telephone expenses	281	323	353
Loss on sale of premises and equipment	—	38	—
Loss on securities available-for-sale	—	—	—
Net cost of operation of other real estate owned	2,287	3,532	409
Prepayment penalties on FHLB borrowings	—	896	—
Other	1,927	1,722	2,363
Total noninterest expense	$21,397	$31,774	$20,192
Efficiency ratio	73.87%	105.37%	61.91%

Income Taxes.  Community Capital’s income-tax benefit was $3.5 million for 2010 compared to $9.4 million for 2009.  Its effective tax rate was 38.64% and 27.20% in 2010 and 2009, respectively.

Earning Assets

Loans.  Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets.  Associated with the higher yields are the inherent credit and liquidity risks that Community Capital attempts to control and counterbalance.  Loans averaged $528.4 million in 2010 compared to $617.3 million in 2009, a decrease of $88.9 million, or 14.40%.  The decrease in the portfolio was primarily attributable to the decrease in construction loans and commercial and residential real estate loans, which is primarily the result of general pay down of loan balances pursuant to management’s strategy to reduce loans during this period of economic stress and to improve the credit quality of CapitalBank’s loan portfolio.  At December 31, 2010, total loans were $479.4 million compared to $567.2 million at December 31, 2009.  The following table sets forth the composition of the loan portfolio by category at the dates indicated.

Composition of Loan Portfolio

December 31,	2010		2009		2008		2007		2006
(Dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$39,720	8.28%	$35,802	6.18%	$43,442	6.77%	$44,467	6.89%	$44,910	7.83%
Real estate
Construction	99,706	20.67	145,130	25.59	185,414	28.89	167,180	25.92	142,694	24.88
Mortgage-residential	182,513	38.07	214,655	37.85	234,920	36.61	252,461	39.13	224,175	39.08
Mortgage-nonresidential	139,214	29.04	149,325	26.33	157,367	24.52	154,834	24.00	138,017	24.07
Consumer and other	18,870	3.94	22,985	4.05	20,594	3.21	26,212	4.06	23,789	4.14
Total loans	479,393	100.00%	567,178	100.00%	641,737	100.00%	645,154	100.00%	573,639	100.00%
Allowance for loan losses	(17,165)		(14,160)		(13,617)		(6,759)		(6,200)
Net loans	$462,228		$553,018		$628,120		$638,395		$567,439
The principal component of CapitalBank’s loan portfolio is real estate mortgage loans.  At December 31, 2010, real estate mortgage loans, which consist of first and second mortgages on single or multi-family residential dwellings, loans secured by commercial and industrial real estate, and other loans secured by multi-family properties and farmland, totaled $321.7 million and represented 67.11% of the total loan portfolio, compared to $364.0 million, or 64.18% of the loan portfolio, at December 31, 2009.

In the context of this discussion, a “real estate mortgage loan” is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan.  Financial institutions in CapitalBank’s market areas typically obtain a security interest in real estate, whenever possible, in addition to any other available collateral.  This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

Real estate construction loans decreased $46.1 million, or 31.73%, to $99.1 million at December 31, 2010, from $145.1 million at December 31, 2009.  Residential mortgage loans, which is the largest category of CapitalBank’s loans, decreased $32.1 million, or 14.97%, to $182.5 million at December 31, 2010, from $214.7 million at December 31, 2009.  Residential real estate loans consist of first and second mortgages on single or multi-family residential dwellings.  Nonresidential mortgage loans, which include commercial loans and other loans secured by multi-family properties and farmland, decreased $10.1 million or 6.77%, to $139.2 million at December 31, 2010 from $149.3 million at December 31, 2009.

Commercial and industrial loans increased $4.6 million, or 13.22%, to $39.7 million at December 31, 2010, from $35.1 million at December 31, 2009.  Consumer and other loans decreased $4.1 million, or 17.91%, to $18.9 million at December 31, 2010, from $23.0 million at December 31, 2009.

CapitalBank’s loan portfolio reflects the diversity of its markets.  CapitalBank’s 17 full-service branches and one stand-alone drive through are located from the northern midlands of South Carolina through upstate South Carolina.  Primary market areas include Abbeville, Anderson, Belton, Clemson, Clinton, Greenville, Greenwood, Newberry and Saluda.  The economies of these markets are varied and represent different industries including medium and light manufacturing, higher education, regional health care and distribution facilities.  These areas are expected to remain stable with continual growth.  The diversity of the economy creates opportunities for all types of lending.  CapitalBank does not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of Community Capital’s liquidity.  Due to the current economic downturn, all contractual maturities may not parallel actual payoffs due to the inability of borrowers to repay their loans.  The following table sets forth CapitalBank’s loans maturing within specified intervals at December 31, 2010.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

December 31, 2010 (Dollars in thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial and industrial	$25,546	$17,148	$1,422	$44,116
Real estate	172,445	215,883	40,618	428,946
Consumer and other	2,004	3,958	369	6,331
	$199,995	$236,989	$42,409	$479,393
Loans maturing after one year with:
Fixed interest rates				$254,891
Floating interest rates				24,507
				$279,398

The information presented in the above table is based on the contractual maturities of the individual loans, including loans that may be subject to renewal at their contractual maturity.  Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity.  Consequently, Community Capital believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

Investment Securities.  The investment securities portfolio is a significant component of Community Capital’s total earning assets.  Total securities averaged $75.0 million in 2010, compared to $76.7 million in 2009.  At December 31, 2010, the total securities portfolio was $83.7 million, an increase of $4.5 million, or 5.66% over total securities of $79.2 million at December 31, 2009.  Securities designated as available-for-sale totaled $74.0 million and were recorded at estimated fair value.  The securities portfolio also includes nonmarketable equity securities totaling $9.6 million, which are carried at cost because they are not readily marketable or have no quoted market value.  These include investments in Federal Reserve Bank stock, FHLB stock, Community Capital Corporation Statutory Trust I and the stock of one unrelated financial institution. All mortgage-backed securities are backed by an agency of the U.S. government.

The following table sets forth the book value of the securities held by Community Capital at the dates indicated.

Book Value of Securities

December 31,	2010	2009
(Dollars in thousands)
Government sponsored enterprises	$—	$13,087
Obligations of state and local governments	10,796	16,718
	10,796	29,805
Mortgage-backed securities	63,229	39,181
Nonmarketable equity securities	9,626	10,186
Total securities	$83,651	$79,172

The following table sets forth the scheduled maturities and average yields of securities held at December 31, 2010.

Investment Securities Maturity Distribution and Yields

December 31, 2010	Within One Year		After One But Within Five Years		After Five But Within Ten Years		Over Ten Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Obligations of state and local governments(1)	$319	7.68%	$1,800	7.01%	$3,821	6.58%	$4,856	6.03%
Total securities(2)	$319		$1,800		$3,821		$4,856

(1)    The yield on state and local governments is presented on a tax equivalent basis using a federal income-tax rate of 34%.
(2)    Excludes mortgage-backed securities totaling $63.2 million with a yield of 3.15% and nonmarketable equity securities.

Community Capital reviews its investment portfolio at least quarterly and more frequently when economic conditions warrant, assessing whether there is any indication of other-than-temporary impairment (OTTI).  Factors considered in the review include, without limitation, estimated cash flows, length of time and extent to which market value has been less than cost, the financial condition and near term prospects of the issuer, and Community Capital’s intent and ability to retain the security to allow for an anticipated recovery in market value.

If the review determines that there is OTTI, then an impairment loss is recognized in earnings equal to the entire difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made, or may recognize a portion in other comprehensive income.  The fair value of investments on which OTTI is recognized then becomes the new cost basis of the investment.

Other attributes of the securities portfolio, including yields and maturities, are discussed above in “—Net Interest Income — Interest Rate Sensitivity.”

Short-Term Investments.  Short-term investments, which consist primarily of cash held in CapitalBank’s Federal Reserve Board correspondent account, federal funds sold and interest-bearing deposits with other banks, averaged $63.5 million in 2010, compared to $22.2 million in 2009.  At December 31, 2010, short-term investments totaled $27.9 million, compared to $39.0 million at December 31, 2009.  These funds are a source of Community Capital’s liquidity.  Federal funds are generally invested in an earning capacity on an overnight basis.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities decreased $44.0 million, or 7.27%, to $560.8 million in 2010, from $604.8 million in 2009.  Average interest-bearing deposits increased $4.1 million, or 0.91%, to $455.1 million in 2010, from $451.1 million in 2009.

Deposits.  Average total deposits increased $10.3 million, or 1.87%, to $560.3 million during 2010, from $550.0 million during 2009.  At December 31, 2010, total deposits were $495.2 million compared to $583.5 million a year earlier, a decrease of 15.13%.  The primary reason for the decrease was due to management’s strategy to allow approximately $60 million in high cost certificates of deposits to run off.  Community Capital utilized low yielding cash to fund the outflow, which should improve its net interest margin and its capital ratios.

The following table sets forth the deposits by category at the dates indicated.

Deposits

December 31,	2010		2009		2008		2007		2006
(Dollars in thousands)	Amount	Percent of Deposits	Amount	Percent of Deposits	Amount	Percent of Deposits	Amount	Percent of Deposits	Amount	Percent of Deposits
Demand deposit accounts	$103,080	20.82%	$112,333	19.25%	$73,663	14.34%	$62,175	11.96%	$63,733	13.09%
NOW accounts	63,024	12.73	66,807	11.45	65,699	12.79	63,866	12.28	64,743	13.3
Money market accounts	133,409	26.94	123,806	21.22	96,377	18.77	140,934	27.10	129,801	26.65
Savings accounts	42,481	8.58	42,480	7.25	37,430	7.29	36,117	6.94	38,791	7.97
Brokered deposits	7,849	1.59	27,200	4.66	49,828	9.70	38,744	7.45	—	—
Time deposits less than $100,000	87,081	17.58	125,800	21.56	115,705	22.53	111,619	21.46	124,739	25.61
Time deposits of $100,000 or over	58,258	11.76	85,257	14.61	74,899	14.58	66,617	12.81	65,149	13.38
Total deposits	$495,182	100.00%	$583,483	100.00%	$513,601	100.00%	520,072	100.00%	486,956	100.00%

Core deposits, which exclude brokered deposits and certificates of deposit of $100,000 or more, provide a relatively stable funding source for CapitalBank’s loan portfolio and other earning assets.  CapitalBank’s core deposits decreased $42.0 million, or 8.92%, from $471.1 million at December 31, 2009 to $429.1 million at December 31, 2010.  The largest decrease in CapitalBank’s deposits was in certificates of deposit of $100,000 or less, which decreased $38.7 million, or 30.78%, to $87.1 million at December 31, 2010 from $125.8 million at December 31, 2009.  CapitalBank’s money market accounts increased $9.6 million, or 7.76%, from $123.8 million at December 31, 2009 to $133.4 million at December 31, 2010.

Deposits, and particularly core deposits, have historically been CapitalBank’s primary source of funding and have enabled it to meet successfully both its short-term and long-term liquidity needs.  Community Capital anticipates that such deposits will continue to be its primary source of funding in the future.  CapitalBank’s brokered deposits at December 31, 2010 totaled $7.8 million, which represented 1.59% of its entire deposit base, compared to total brokered deposits of $27.2 million at December 31, 2009, which represented 4.66% of the entire deposit base.  All of CapitalBank’s brokered deposits at December 31, 2010 and 2009 were brokered time deposit accounts.  While Community Capital does not anticipate that brokered CDs will be a material part of its funding base, it will continue to use this funding source as long as it provides a significantly lower cost of funds versus in-market deposits.

As previously reported, the Dodd-Frank Act also permanently raises the current standard maximum deposit insurance amount to $250,000.  The standard maximum amount of $100,000 had been temporarily raised to $250,000 until December 31, 2013.  The FDIC coverage limit applies per depositor, per insured depository institution for each account ownership category.

CapitalBank’s loan-to-deposit ratio was 96.81% at December 31, 2010 and 97.21% at the end of 2009.  The maturity distribution of its time deposits of $100,000 or more at December 31, 2010 is set forth in the following table.

Maturities of Certificates of Deposit of $100,000 or More

(Dollars in thousands)	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total

Certificates of deposit of $100,000 or more	$19,348	$21,868	$11,299	$5,743	$58,258

Approximately 70.75% of CapitalBank’s time deposits of $100,000 or more had scheduled maturities within six months and 90.14% had maturities within twelve months.  Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

Borrowed Funds.  Borrowed funds consist of short-term borrowings, advances from the FHLB, junior subordinated debentures and Community Capital’s correspondent bank line of credit.  Short-term borrowings are primarily federal funds purchased from correspondent banks and securities sold under agreements to repurchase.

Average FHLB advances during 2010 were $95.4 million compared to $125.6 million during 2009, a decrease of $30.2 million.  Advances from the FHLB are collateralized by one-to-four family residential mortgage loans, multi-family residential loans, home equity lines and commercial real estate loans.

At December 31, 2010 and December 31, 2009, borrowings from the FHLB were $95.4 million, respectively.  During 2010, management made the decision to refinance two FHLB advances, each in the amount of $10 million, incurring $1.5 million in prepayment penalties, however also significantly reducing CapitalBank’s interest expense related to its FHLB borrowings.  The prepayment penalties incurred in 2010 are being amortized over the life of the restructured advances.  ASC 470-50-40 outlines a specific test of comparing the present value of future cash flows of the old debt to the present value of cash flows of the new debt. Pursuant to ASC 470-50-40, if the difference between the two present values is less than 10%, then the modification is not considered to be substantially different from the old debt and therefore not considered an extinguishment of debt. Based on ASC 470-50-40, if the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the fees shall be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method. The difference in the present value of cash flows in the debt modification in 2010 was less than 10% and, therefore, not considered an extinguishment of debt. As a result, the prepayment fees associated with the old debt are being amortized over the life of the new debt.

During 2009, CapitalBank utilized cash generated from deposit growth at relatively lower rates versus the FHLB advances to prepay three advances totaling $25 million, incurring one-time expenses of $896,000 associated with the early termination of FHLB borrowings.  Although Community Capital expects to continue using short-term borrowings and FHLB advances as secondary funding sources, core deposits will continue to be its primary funding source.  Of the $95.4 million advances from the FHLB outstanding at December 31, 2010, $10.0 million mature in 2011, $15.0 million in 2012, $5.4 million in 2013, $20.0 million in 2014, $25.0 million in 2015 and $20.0 million in 2017.

During 2010, there were no short-term borrowings.  Average short-term borrowings were $17.9 million in 2009.  Federal Reserve Discount Window and Term Auction Facility (TAF) Borrowings averaged $15.4 million in 2009.  Federal funds purchased from correspondent banks averaged $1.1 million in 2009.  Securities sold under agreements to repurchase averaged $1.4 million in 2009.  At December 31, 2010 and December 31, 2009, there were no short-term borrowings outstanding.

On June 15, 2006, Community Capital Corporation Statutory Trust I (a nonconsolidated subsidiary) issued $10 million in trust preferred securities with a maturity of June 15, 2036.  The rate is fixed at 7.04% until June 14, 2011, at which point the rate adjusts quarterly to the three-month LIBOR plus 1.55%, and can be called without penalty beginning on June 15, 2011.  Community Capital received from the Trust the $10 million proceeds from the issuance of the securities and the $310,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the Trust as $10.3 million in junior subordinated debentures.  Average junior subordinated debentures during 2010 were $10.3 million.

In January 2010, Community Capital announced the decision to defer future interest payments on its trust preferred subordinated debt, beginning with its interest payment due on March 15, 2010, for the foreseeable future to maintain cash levels at the holding company level.  The terms of the debentures and trust indentures allow for Community Capital to defer interest payments for up to 20 consecutive quarters without default or penalty.  During the period that the interest deferrals are elected, Community Capital will continue to record interest expense associated with the debentures.  Upon the expiration of the deferral period, all accrued and unpaid interest will be due and payable.

The following table summarizes Community Capital’s various sources of borrowed funds for the years ended December 31, 2010 and 2009.  These borrowings consist of securities sold under agreements to repurchase, federal funds purchased, advances from the FHLB and junior subordinated debentures.  Securities sold under agreements to repurchase mature on a one to seven day basis.  These agreements are secured by government-sponsored enterprise securities.  Federal funds purchased are short-term borrowings from other financial institutions that mature daily.  Advances from FHLB mature at different periods as discussed in the Notes to the Community Capital Annual Financial Statements and are secured by CapitalBank’s one-to-four family residential mortgage loans, home equity lines and commercial real estate loans.  The junior subordinated debentures mature on June 15, 2036.

	Year Ended December 31,
(Dollars in thousands)	Maximum Outstanding at Any Month End	Average Balance	Weighted Average Interest Rate	Balance December 31,	Interest Rate at December 31,
2010
Advances from Federal Home Loan Bank	$95,400	95,400	3.09%	$95,400	3.03%
Junior subordinated debentures	10,310	10,310	7.25%	10,310	7.04%

2009
Securities sold under agreements to repurchase	$3,377	$1,377	0.10%	$—	N/A
Federal Reserve Discount Window/Term Auction Facility	38,000	15,444	0.29%	—	N/A
Federal funds purchased	26,886	1,080	1.06%	—	N/A
Advances from Federal Home Loan Bank	142,800	125,569	4.13%	95,400	3.94%
Junior subordinated debentures	10,310	10,310	7.04%	10,310	7.04%

Capital

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%.  Under the risk-based standard, capital is classified into two tiers.  Community Capital’s Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain (loss) on available-for-sale securities, minus intangible assets.  Community Capital’s Tier 2 capital consists of the allowance for loan losses subject to certain limitations.  A bank holding company’s qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital.  The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

Community Capital and CapitalBank are also required to maintain capital at a minimum level based on average total assets, which is known as the leverage ratio.  Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement of 3%.  All others are subject to maintaining ratios 1% to 2% above the minimum.  To provide the additional capital needed to support CapitalBank’s growth in assets in 2006, Community Capital issued $10.3 million in junior subordinated debentures in connection with its trust preferred securities offering.

On September 21, 2009, Community Capital completed a rights offering to shareholders and standby purchasers.  Through the offering, Community Capital issued 3,186,973 shares of common stock, representing $8,252,000 in new capital, net of expenses, in connection with the rights offering.  The remaining 4,085,754 unsubscribed shares were offered to the public through October 30, 2009, at the subscription rate of $2.75 per share.  Community Capital raised an aggregate of $14,136,000, net of expenses, in new capital in the rights offering, the public offering and employee purchases through the KSOP purchased through treasury shares, of which $5,002,000 was raised in the public offering.

Beginning in 2009, Community Capital’s KSOP and Dividend Reinvestment and Stock Purchase Plan began to purchase shares from treasury versus the open market to generate additional capital.  In 2010, Community Capital issued 140,925 shares of treasury stock to these plans for total proceeds of $434,000.

Community Capital and CapitalBank exceeded the Federal Reserve Board’s fully phased-in regulatory capital ratios at December 31, 2010 and 2009, as set forth in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010
Community Capital
Total capital (to risk-weighted assets)	$58,148	12.17%	$38,236	8.00%	—	N/A
Tier 1 capital (to risk-weighted assets)	52,035	10.89	19,118	4.00	—	N/A
Tier 1 capital (to average assets)	52,035	7.77	26,786	4.00	—	N/A

CapitalBank
Total capital (to risk-weighted assets)	$57,186	11.99%	$38,153	8.00%	$47,691	10.00%
Tier 1 capital (to risk-weighted assets)	51,086	10.71	19,076	4.00	28,615	6.00
Tier 1 capital (to average assets)	51,086	7.64	26,753	4.00	33,442	5.00

December 31, 2009
Community Capital
Total capital (to risk-weighted assets)	$68,300	12.15%	$44,976	8.00%	—	N/A
Tier 1 capital (to risk-weighted assets)	61,185	10.88	22,488	4.00	—	N/A
Tier 1 capital (to average assets)	61,185	8.31	29,447	4.00	—	N/A

CapitalBank
Total capital (to risk-weighted assets)	$66,656	11.88%	$44,886	8.00%	$56,108	10.00%
Tier 1 capital (to risk-weighted assets)	59,554	10.61	22,443	4.00	33,665	6.00
Tier 1 capital (to average assets)	59,554	8.10	29,404	4.00	36,756	5.00

Liquidity Management and Capital Resources

Liquidity management involves monitoring Community Capital’s sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits.  Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities.  Without proper liquidity management, Community Capital would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control.  For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made.  However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control.

Community Capital’s loans-to-assets ratio decreased from 2009 to 2010 and its loans-to-funds ratio decreased from 2009 to 2010.  The loans-to-assets ratio at December 31, 2010 was 73.09% compared to 75.68% at December 31, 2009, and the loans-to-funds ratio at December 31, 2010 was 81.17% compared to 83.55% at December 31, 2009.  The amount of advances from the FHLB was approximately $95.4 million at December 31, 2010 and December 31, 2009.  Community Capital expects to continue using these advances as a source of funding.  At December 31, 2010 Community Capital had no short-term borrowings outstanding and had the ability to receive $8.0 million in funds under the terms of its agreement with the Federal Reserve Bank of Richmond.  Additionally, Community Capital had approximately $15 million of unused lines of credit for federal funds purchases and $41.4 million of unpledged securities available-for-sale at December 31, 2010 as sources of liquidity.  Community Capital also has the ability to receive an additional $12.9 million in advances under the terms of its agreement with the FHLB.

Community Capital depends on dividends from CapitalBank as its primary source of liquidity.  The ability of CapitalBank to pay dividends is subject to general regulatory restrictions that may have a material impact on the liquidity available to Community Capital.  As previously reported, Community Capital and CapitalBank entered into the Written Agreement with the Federal Reserve Bank of Richmond and the S.C.  Board on July 28, 2010, whereby CapitalBank must obtain approval from these regulatory agencies before declaring or paying any dividends to Community Capital or to its shareholders.  Community Capital paid stock dividends in September 1998, June 2000, May 2001 and November 2007 and may do so in the future.  Community Capital paid cash dividends on a quarterly basis from the third quarter of 2001 through the first quarter of 2009.  In April 2009, Community Capital announced it was suspending its quarterly cash dividends to preserve its retained capital and because of regulatory concerns.

Critical Accounting Policies

Community Capital’s accounting and financial reporting policies are in conformity with GAAP.  The preparation of financial statements in conformity with such principles requires Community Capital to make estimates and assumptions that impact the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities during the reporting period, and the reported amounts of revenues and expenses during the reporting period.  Community Capital, in conjunction with its independent auditors, has discussed the development and selection of the critical accounting estimates discussed herein with the audit committee of the Community Capital board of directors, and the audit committee has reviewed the related disclosures herein.

Community Capital’s accounting policies are discussed in Note 1 of Notes to the Community Capital Annual Financial Statements contained elsewhere in this Proxy Statement/Prospectus.  Of Community Capital’s significant accounting policies, it considers its policies regarding the accounting for the allowance for loan losses, OREO, OTTI and income taxes to be the most critical accounting policies due to the valuation techniques used and the sensitivity of these financial statement amounts to the methods, assumptions and estimates underlying these balances.  Accounting for these critical areas requires a significant degree of judgment that could be subject to revision as newer information becomes available.  In order to determine Community Capital’s critical accounting policies, it considers whether the accounting estimate requires assumptions about matters that were highly uncertain at the time the accounting estimate was made and if different estimates that reasonably could have been used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of financial condition changes in financial condition or results of operations.

The allowance for loan losses represents Community Capital’s estimate of probable losses inherent in the lending portfolio.  See “—Provision and Allowance for Loan Losses” for additional discussion including factors impacting the allowance and the methodology for analyzing the adequacy of the allowance.  This methodology relies upon Community Capital’s judgment.  Community Capital’s judgments are based on an assessment of various issues, including, but not limited to, the pace of loan growth, emerging portfolio concentrations, the risk management system relating to lending activities, entry into new markets, new product offerings, loan portfolio quality trends and uncertainty in current economic and business conditions.  Community Capital considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio.  However, Community Capital’s judgment is based upon a number of assumptions about current events, which are believed to be reasonable, but which may or may not prove valid.  Thus, there can be no assurance that loan losses in future periods will not exceed the current allowance amount or that future increases in the allowance will not be required.  No assurance can be given that Community Capital’s ongoing evaluation of the loan portfolio, in light of changing economic conditions and other relevant circumstances, will not require significant future additions to the allowance, thus adversely impacting the results of operations of Community Capital.

Community Capital believes the accounting for OREO is a critical accounting policy that requires judgments and estimates used in preparation of its consolidated financial statements.  OREO is initially recorded at fair value, less any costs to sell.  If the fair value, less cost to sell at the time of foreclosure, is less than the loan balance, the deficiency is charged against the allowance for loan losses.  If the fair value, less cost to sell, of the OREO decreases during the holding period, a valuation allowance is established with a charge to foreclosed property costs.  When the OREO is sold, a gain or loss is recognized on the sale for the difference between the sales proceeds and the carrying amount of the property.  Financed sales of OREO are accounted for in accordance with ASC 360-20, Real Estate Sales.

Community Capital evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition of the issuer, the outlook for receiving the contractual cash flows of the investments, and anticipated outlook for changes in the general level of interest rates, and Community Capital’s intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value or for a debt security whether it is more likely than not that Community Capital will be required to sell the debt security prior to recovering its fair value.

Community Capital uses assumptions and estimates in determining income taxes payable or refundable for the current year, deferred income-tax liabilities and assets for events recognized differently in its financial statements and income-tax returns, and income-tax expense.  Determining these amounts requires analysis of certain transactions and interpretation of tax laws and regulations.  Community Capital exercises considerable judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets.  These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.  No assurance can be given that either the tax returns submitted by Community Capital or the income tax reported on the Community Capital Financial Statements will not be adjusted by either adverse rulings by the United States Tax Court, changes in the tax code or assessments made by the IRS.  Community Capital is subject to potential adverse adjustments, including, but not limited to, an increase in the statutory federal or state income-tax rates, the permanent nondeductibility of amounts currently considered deductible either now or in future periods and the dependency on the generation of future taxable income, including capital gains, in order to ultimately realize deferred income-tax assets.  Historically, Community Capital’s estimated income taxes have been materially correct, and it is not aware of any reason that a material change will occur in the future.  See Note 20 of Notes to the Community Capital Annual Financial Statements that summarizes current period income-tax expense as well as future tax liabilities associated with differences in the timing of expenses and income recognition for book and tax accounting purposes.

Non-GAAP Financial Information

This Proxy Statement/Prospectus contains financial information determined by methods other than in accordance with GAAP.  Community Capital uses these non-GAAP measures to analyze performance.  Such disclosures include, but are not limited to, certain designated net interest income amounts presented on a tax-equivalent basis.  Community Capital believes that the presentation of net interest income on a tax-equivalent basis aids in the comparability of net interest income arising from both taxable and tax-exempt sources.  These disclosures should not be viewed as a substitute for GAAP measures, and furthermore, Community Capital’s non-GAAP measures may not necessarily be comparable to non-GAAP performance measures of other companies.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as Community Capital and CapitalBank are primarily monetary in nature.  Therefore, interest rates have a more significant effect on Community Capital’s performance than do the effects of changes in the general rate of inflation and change in prices.  In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.  As discussed previously, Community Capital seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Impact of Off-Balance-Sheet Instruments

Community Capital is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments consist of commitments to extend credit and standby letters of credit.  Commitments to extend credit are legally binding agreements to lend to a customer at predetermined interest rates as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.  The exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual amount of the instrument.  Because certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have essentially the same credit risk as other lending facilities.  Standby letters of credit often expire without being used.

Community Capital uses the same credit underwriting procedures for commitments to extend credit and standby letters of credit as it does for its on-balance-sheet instruments.  The creditworthiness of each borrower is evaluated and the amount of collateral, if deemed necessary, is based on the credit evaluation.  Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

Community Capital is not involved in off-balance-sheet contractual relationships, other than those disclosed in this Proxy Statement/Prospectus, that could result in liquidity needs or other commitments or that could significantly impact earnings.

Through its operations, CapitalBank has made contractual commitments to extend credit in the ordinary course of its business activities.  These commitments are legally binding agreements to lend money to CapitalBank’s customers at predetermined interest rates for a specified period of time.  At December 31, 2010, CapitalBank had issued commitments to extend credit of $50.0 million and standby letters of credit of $1.6 million through various types of commercial lending arrangements.  Approximately $38.8 million of these commitments to extend credit had variable rates.  Community Capital’s experience has been that a significant portion of these commitments often expire without being used.

The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at December 31, 2010.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$3,334	$2,528	$15,678	$21,540	$28,421	$49,961
Standby letters of credit	33	433	1,144	1,610	37	1,647
Totals	$3,367	$2,961	$16,822	$23,150	$28,458	$51,608

CapitalBank evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by CapitalBank upon extension of credit, is based on its credit evaluation of the borrower.  Collateral varies but may include accounts receivable, inventory, property, plants, equipment and commercial and residential real estate.

SUPERVISION AND REGULATION

Bank holding companies, such as Park Sterling and Community Capital, and commercial banks, such as Park Sterling Bank and CapitalBank, are subject to extensive supervision and regulation by federal and state agencies. Regulation of bank holding companies and banks is intended primarily for the protection of consumers, depositors, borrowers, the DIF and the banking system as a whole and not for the protection of shareholders or creditors. The following is a brief general summary of certain statutory and regulatory provisions applicable to bank holding companies and banks. This discussion is qualified in its entirety by reference to such regulations and statutes.

Financial Reform Legislation

On July 21, 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act will have a broad impact on the financial services industry, including significant regulatory and compliance changes including, among other things: (i) enhanced resolution authority of troubled and failing banks and their holding companies; (ii) increased capital and liquidity requirements; (iii) increased regulatory examination fees; (iv) changes to assessments to be paid to the FDIC for federal deposit insurance; and (v) numerous other provisions designed to improve supervision and oversight of, and strengthening safety and soundness for, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework for systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve Board, the Office of the Comptroller of the Currency and the FDIC. The following items provide brief descriptions of certain provisions of the Dodd-Frank Act.

Increased Capital Standards and Enhanced Supervision. The federal banking agencies are required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies. These new standards will be no lower than existing regulatory capital and leverage standards applicable to insured depository institutions and may, in fact, be higher when established by the agencies. The Dodd-Frank Act also increases regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency.

The Bureau of Consumer Financial Protection. The Dodd-Frank Act creates the Bureau of Consumer Financial Protection (Bureau) as an independent bureau within the Federal Reserve System. The Bureau is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The Bureau has rulemaking authority over many of the statutes governing products and services offered to bank consumers. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are more stringent than those regulations promulgated by the Bureau and state attorneys general are permitted to enforce consumer protection rules adopted by the Bureau against state-chartered institutions.

Deposit Insurance. The Dodd-Frank Act makes permanent the $250,000 deposit insurance limit for insured deposits. Amendments to the Federal Deposit Insurance Act (FDIA) also revise the assessment base against which an insured depository institution’s deposit insurance premiums paid to the DIF will be calculated. Under the amendments, the assessment base will no longer be the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity during the assessment period. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits (or comparable percentage of the applicable assessment base) and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. In December 2010, the FDIC voted to increase the required amount of reserves for the designated reserve ratio to 2.0% as part of the FDIC’s comprehensive, long-range management plan for the DIF.  The Dodd-Frank Act also provides that, effective one year after the date of enactment, depository institutions may pay interest on demand deposits.

Transactions with Affiliates. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions” and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained.

Transactions with Insiders. Insider transaction limitations are expanded through the strengthening on loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution’s board of directors.

Enhanced Lending Limits. The Dodd-Frank Act strengthens the existing limits on a depository institution’s credit exposure to one borrower.  Current banking law limits a depository institution’s ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds. The Dodd-Frank Act expands the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements and securities lending and borrowing transactions.

Mortgage Reform. The Dodd-Frank Act includes mortgage reform provisions regarding a client’s ability to repay, restricting variable-rate lending by requiring that the ability to repay variable-rate loans be determined by using the maximum rate that will apply during the first five years of a variable-rate loan term, and making more loans subject to provisions for higher cost loans, new disclosures and certain other revisions.

Corporate Governance. The Dodd-Frank Act addresses many corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including Park Sterling and Community Capital. The Dodd-Frank Act, among other things: (i) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (ii) enhances independence requirements for compensation committee members; (iii) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; and (iv) provides the SEC with authority to adopt proxy access rules that would allow shareholders of publicly traded companies to nominate candidates for election as directors and have those nominees included in a company’s proxy materials.

Many of the requirements called for in the Dodd-Frank Act will be implemented over time, and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on financial institutions’ operations is unclear. Provisions in the legislation that affect consumer financial protection regulations, deposit insurance assessments, payment of interest on demand deposits and interchange fees could increase the costs associated with deposits and place limitations on certain revenues those deposits may generate. The changes resulting from the Dodd-Frank Act may impact the profitability of Park Sterling’s and Community Capital’s respective business activities, require changes to certain of their business practices, impose upon them more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect their businesses. These changes may also require Park Sterling and Community Capital to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

Bank Holding Company Regulation

Each of Park Sterling and Community Capital is a bank holding company registered under the Bank Holding Company Act. As bank holding companies, Park Sterling and Community Capital are subject to regulation under Bank Holding Company Act and to inspection, examination and supervision by the Federal Reserve Board. In general, the Federal Reserve Board may initiate enforcement actions for violations of laws and regulations and unsafe or unsound practices. The Federal Reserve Board may assess civil money penalties, issue cease-and-desist or removal orders and require that a bank holding company divest subsidiaries, including subsidiary banks. Park Sterling and Community Capital also are required to file reports and other information with the Federal Reserve Board regarding their respective business operations and those of their respective subsidiaries, Park Sterling Bank and CapitalBank.

The Federal Reserve Board is authorized to adopt regulations affecting various aspects of bank holding companies. In general, the Bank Holding Company Act limits the business of bank holding companies and its subsidiaries to banking, managing or controlling banks and other activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto.

The Bank Holding Company Act requires prior Federal Reserve Board approval for, among other things, the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all the assets of any bank, or for a merger or consolidation of a bank holding company with another bank holding company. The Bank Holding Company Act also prohibits a bank holding company from acquiring direct or indirect control of more than 5% of the outstanding voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require Federal Reserve Board approval before any person or company may acquire “control” of a bank holding company.  Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company.  Following the relaxing of these restrictions by the Federal Reserve Board in September 2008, control will be rebuttably presumed to exist if a person acquires more than 33% of the total equity of a bank or bank holding company, of which it may own, control or have the power to vote not more than 15% of any class of voting securities.

The Gramm-Leach-Bliley Financial Modernization Act of 1999 (the Gramm-Leach-Bliley Act) amended a number of federal banking laws affecting bank holding companies and their subsidiary banks. In particular, the Gramm-Leach-Bliley Act permits a bank holding company to elect to become a “financial holding company,” provided certain conditions are met. A financial holding company, and the companies it controls, are permitted to engage in activities considered “financial in nature,” as defined by the Gramm-Leach-Bliley Act and Federal Reserve Board interpretations (including, without limitation, insurance and securities activities), and therefore may engage in a broader range of activities than permitted by bank holding companies and their subsidiaries. Park Sterling and Community Capital are bank holding companies, but each may at some time in the future elect to become a financial holding company. If Park Sterling or Community Capital were to elect financial holding company status, each insured depository institution it controls would have to be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act (discussed below).

Park Sterling, as a bank holding company of Park Sterling Bank, also is subject to the North Carolina Bank Holding Company Act of 1984. This state legislation requires Park Sterling, by virtue of its ownership of Park Sterling Bank, to register as a bank holding company with the N.C. Commissioner. As a bank holding company of CapitalBank, a bank located in South Carolina, Community Capital is subject to the South Carolina Banking and Branching Efficiency Act of 1996. Following the merger, Park Sterling, as the bank holding company of CapitalBank, will be subject to this act as an “out-of-state bank holding company.”

In addition to state and federal banking laws, regulations and regulatory agencies, Park Sterling and Community Capital and their subsidiaries are subject to various other laws and regulations of and supervision and examination by other regulatory agencies, including, the SEC and NASDAQ.

Commercial Bank Regulation

Park Sterling Bank is a North Carolina-chartered commercial nonmember bank subject to regulation, supervision and examination by its chartering regulator, the N.C. Commissioner, and by the FDIC, as deposit insurer and primary federal regulator. CapitalBank is a South Carolina-chartered Federal Reserve member bank and is subject to regulation, supervision and examination by the S.C. Board and by the Federal Reserve Board, as its primary federal regulator. As insured depository institutions, numerous federal and state laws, as well as regulations promulgated by the FDIC, the N.C. Commissioner and the S.C. Board, govern many aspects of Park Sterling Bank’s and CapitalBank’s operations. The regulators monitor compliance with these state and federal laws and regulations, as well as Park Sterling Bank’s and CapitalBank’s operations and activities including, but not limited to, loan and lease loss reserves, lending and mortgage operations, interest rates paid on deposits and received on loans, the payment of dividends to their respective holding companies and the establishment of branches. Each of Park Sterling Bank and CapitalBank is a member of the FHLB of Atlanta, which is one of the 12 regional banks comprising the FHLB system.

Banking Acquisitions and Branching

Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Interstate Banking and Branching Act), a bank holding company may acquire banks in states other than its home state, without regard to the permissibility of those acquisitions under state law, subject to certain exceptions. The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate branches, unless a state determined to “opt out” of coverage under this provision. The Dodd-Frank Act removes previous state law restrictions on de novo interstate branching. As a result, out-of-state banks may open de novo branches in states where the laws of the state where the de novo branch is to be opened would permit a bank chartered by that state to open a de novo branch.

Under current North Carolina and South Carolina law, Park Sterling may open branch offices throughout North Carolina with the prior approval of the N.C. Commissioner, and CapitalBank may open branch offices throughout South Carolina with the prior approval of the S.C. Board.  In addition, with prior regulatory approval, CapitalBank will be able to acquire existing banking operations in South Carolina.

Safety and Soundness Regulations

The Federal Reserve Board has enforcement powers over bank holding companies and has authority to prohibit activities that represent unsafe or unsound practices or constitute violations of law, rule, regulation, administrative order or written agreement with a federal regulator. These powers may be exercised through the issuance of cease-and-desist orders, civil monetary penalties or other actions.

There also are a number of obligations and restrictions imposed on bank holding companies and their depositary institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the DIF in the event the depository institution is insolvent or is in danger of becoming insolvent. For example, under requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary bank. Under this policy, the Federal Reserve Board may require a holding company to contribute additional capital to an undercapitalized subsidiary bank and may disapprove of the payment of dividends to the holding company’s shareholders if the Federal Reserve Board believes the payment of such dividends would be an unsafe or unsound practice.

In addition, the “cross guarantee” provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the DIF as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interests of the DIF. The FDIC’s claim for reimbursement under the cross-guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled depository institution.

Federal and state banking regulators also have broad enforcement powers over depository institutions, including the power to impose fines and other civil and criminal penalties, and to appoint a conservator (with the approval of the Governor in the case of a North Carolina state bank) in order to conserve the assets of any such institution for the benefit of depositors and other creditors. The N.C. Commissioner and the S.C. Board also have the authority to take possession of a North Carolina state bank or South Carolina state bank, respectively, in certain circumstances, including, among other things, when it appears that such bank has violated its charter or any applicable laws, is conducting its business in an unauthorized or unsafe manner, is in an unsafe or unsound condition to transact its business or has an impairment of its capital stock.

In June 2010, the federal bank regulatory agencies issued an interagency policy statement setting forth comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk taking. The guidance, which covers senior executives and other employees who have the ability to expose an institution to material amounts of risk (either individually or as part of a group), is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risks, (ii) be compatible with effective internal controls and risk management and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. The applicable federal regulator will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Park Sterling Bank and CapitalBank, that are not “large, complex banking organizations,” based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. These supervisory findings will be included in reports of examination and will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. The applicable federal regulator can take enforcement action against an institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Capital Adequacy Guidelines

The various federal bank regulators, including the Federal Reserve Board and the FDIC, have adopted substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations, including bank holding companies and banks. In addition, these regulatory agencies may from time to time require that a banking organization maintain capital above the minimum prescribed levels, whether because of its financial condition or actual or anticipated growth. The risk-based guidelines define a three-tier capital framework: Tier 1 capital is defined to include the sum of common shareholders’ equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than certain servicing assets), certain credit-enhancing interest-only strips, deferred tax assets in excess of certain thresholds and certain other items. Tier 2 capital includes qualifying subordinated debt, certain hybrid capital instruments, qualifying preferred stock and a limited amount of the allowance for loan losses. Tier 3 capital includes primarily qualifying unsecured subordinated debt. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries is equal to qualifying total capital.

Under the risk-based guidelines, bank holding companies and banks are required to maintain a minimum ratio of Tier 1 capital to total risk-weighted assets of 4% and a minimum ratio of total capital to risk-weighted assets of 8%. Each of the federal bank regulatory agencies also has established minimum leverage capital requirements for banking organizations. These requirements provide that banking organizations that meet certain criteria, including excellent asset quality, high liquidity, low interest rate exposure and good earnings, and that have received the highest regulatory rating must maintain a ratio of Tier 1 capital to total adjusted average assets of at least 3%. All other institutions must maintain a minimum leverage capital ratio of not less than 4%, unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the institution. Holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. As a condition of its nonobjection to its notice filed under the Change in Bank Control Act in connection with Park Sterling Bank’s Public Offering, the FDIC required that Park Sterling Bank maintain a minimum leverage capital ratio of not less than 10% for three years following the completion of the offering.

To assess a bank’s capital adequacy, federal banking agencies also have adopted regulations to require an assessment of exposure to declines in the economic value of a bank’s capital due to changes in interest rates. Under such a risk assessment, examiners will evaluate a bank’s capital for interest rate risk on a case-by-case basis, with consideration of both quantitative and qualitative factors. Applicable considerations include the quality of the bank’s interest rate risk management process, the overall financial condition of the bank and the level of other risks at the bank for which capital is needed. Institutions with significant interest rate risk may be required to hold additional capital. The agencies also issued a joint policy statement providing guidance on interest rate risk management, including a discussion of the critical factors affecting the agencies’ evaluation of interest rate risk in connection with capital adequacy.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for “prompt corrective action” for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. In addition, pursuant to FDICIA, the various regulatory agencies have prescribed certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation, and such agencies may take action against a financial institution that does not meet the applicable standards.

The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Generally, an institution will be treated as “well capitalized” if its ratio of total capital to risk-weighted assets is at least 10%, its ratio of Tier 1 capital to risk-weighted assets is at least 6%, its ratio of Tier 1 capital to total assets is at least 5% and it is not subject to any order or directive by any such regulatory authority to meet a specific capital level. An institution will be treated as “adequately capitalized” if its ratio of total capital to risk-weighted assets is at least 8%, its ratio of Tier 1 capital to risk-weighted assets is at least 4% and its ratio of Tier 1 capital to total assets is at least 4% (3% in some cases) and it is not considered a well capitalized institution. An institution that has total risk-based capital of less than 8%, Tier 1 risk-based-capital of less than 4% or a leverage ratio that is less than 4% will be treated as “undercapitalized.” An institution that has total risk-based capital ratio of less than 6%, Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% will be treated as “significantly undercapitalized,” and an institution that has a tangible capital to assets ratio equal to or less than 2% will be deemed to be “critically undercapitalized.”

Under these guidelines, each of Park Sterling Bank and CapitalBank was considered “well capitalized” as of June 30, 2011 . In the Written Agreement, Community Capital and CapitalBank agreed, among other things, to submit a capital plan to maintain CapitalBank’s capital ratios in excess of the minimum thresholds required to be well capitalized. For additional information about the Written Agreement, see “Information about Community Capital Corporation – Regulatory Considerations.”

Deposit Insurance and Assessments

The deposits of each of Park Sterling Bank and CapitalBank are insured by the DIF, as administered by the FDIC, up to the applicable limits set by law, and are subject to the deposit insurance premium assessments of the DIF. The DIF imposes a risk-based deposit insurance premium system, which was amended pursuant to the Federal Deposit Insurance Reform Act of 2005 and further amended by and pursuant to the Dodd-Frank Act. Under this system, as amended, the assessment rates for an insured depository institution vary according to the level of risk incurred in its activities. To arrive at an assessment rate for small insured depository institutions (those with less than $10 billion in assets), the FDIC places them in one of four risk categories determined by reference to their capital levels and supervisory ratings. In addition, in the case of those institutions in the lowest risk category, the FDIC further determines its assessment rate based on certain specified financial ratios. With respect to large insured depository institutions (those with assets of $10 billion or more) and highly complex institutions, assessment rates are determined based upon a scorecard combining CAMELs ratings and certain forward-looking financial measures meant to differentiate risk based on how large institutions would fare during periods of economic crisis. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. In addition, insured depository institutions have been required to pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation to fund the closing and disposal of failed thrift institutions by the Resolution Trust Corporation.

In the second quarter of 2009, the FDIC levied a special assessment on all insured depository institutions totaling five basis points of each institution’s total assets less Tier 1 capital on June 30, 2009. The special assessment was part of the FDIC’s efforts to rebuild the DIF following a series of bank failures and a projection of future failures. In November 2009, the FDIC published a final rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly assessments in December 2009 for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. Park Sterling’s prepayment amount was approximately $2.3 million, and CapitalBank’s prepayment amount was approximately $4.9 million. The prepayments were booked as a prepaid expense and are being expensed based upon the regular quarterly assessments, thereby reducing each institution’s prepaid balance with the FDIC on a quarterly basis.

The Dodd-Frank Act and FDIC rules adopted thereunder amend the manner in which deposit insurance assessments are calculated. As opposed to a percentage of total deposits, the Dodd-Frank Act and current FDIC rules provide that assessments will be calculated as a percentage of average consolidated total assets less average tangible equity during the assessment period.

The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the Federal Reserve Board.  It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital.  If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC.  Management of Park Sterling Bank and CapitalBank are not aware of any practice, condition or violation that might lead to termination of their respective deposit insurance.

In January 2010, the FDIC’s board of directors approved an Advance Notice of Proposed Rulemaking (ANPR) titled “Incorporating Executive Compensation Criteria into the Risk Assessment System.” The ANPR requests comment on ways in which the FDIC can amend its risk-based deposit insurance assessment system to account for risks posed by certain employee compensation programs. The FDIC’s goals include providing an incentive for insured depository institutions to adopt compensation programs that align employee interest with the long-term interests of the institution and its stakeholders, including the FDIC. In order to accomplish this goal, the FDIC would adjust assessment rates in a manner commensurate with the risks presented by an institution’s compensation program. Examples of compensation program features that meet the FDIC’s goals include: (i) providing significant portions of performance-based compensation in the form of restricted, non-discounted company stock to those employees whose activities present a significant risk to the institution; (ii) vesting significant awards of company stock over multiple years and subject to some form of clawback mechanism to account for the outcome of risks assumed in earlier periods; and (iii) administering the program through a board committee composed of independent directors with input from independent compensation professionals.

Dividends and Repurchase Limitations

The payment of dividends and repurchase of stock by Park Sterling or Community Capital are subject to certain requirements and limitations of North Carolina or South Carolina corporate law, as applicable. The payment of dividends and repurchase of stock by Community Capital are subject to certain requirements and limitations of South Carolina corporate law. In addition, as bank holding companies, each of Park Sterling and Community Capital must obtain Federal Reserve Board approval before repurchasing its common stock in excess of 10% of its consolidated net worth during any twelve-month period unless it (i) both before and after the repurchase satisfy capital requirements for “well capitalized” bank holding companies; (ii) is well managed; and (iii) is not the subject of any unresolved supervisory issues.

Each of Park Sterling and Community Capital is a legal entity separate and apart from its bank subsidiary. The primary source of funds for distributions paid by either of them is dividends from Park Sterling Bank or CapitalBank, as applicable, and each bank is subject to laws and regulations that limit the amount of dividends it can pay. Under North Carolina law, Park Sterling Bank generally may declare a dividend out of undivided profits as the board of directors deems expedient, subject to certain capital requirements. Under South Carolina law, CapitalBank must obtain the approval of the S.C. Board before paying a dividend. Pursuant to the Written Agreement, Community Capital and CapitalBank are prohibited from declaring or paying any dividends or making any distributions of interest, principal or other sums on subordinated debentures, without the prior approval of the Federal Reserve Board and the S.C. Board. For additional information about the Written Agreement, see “Information about Community Capital Corporation – Regulatory Considerations.”

In addition to the foregoing, the ability of Park Sterling, Park Sterling Bank, Community Capital or CapitalBank to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA, as described above. Furthermore, if in the opinion of a federal regulatory agency, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such agency may require, after notice and hearing, that such bank cease and desist from such practice. The rights of Park Sterling or Community Capital, and their respective shareholders and creditors, to participate in any distribution of assets or earnings of Park Sterling Bank or CapitalBank, as the case may be, are further subject to the prior claims of creditors against Park Sterling Bank or CapitalBank.

Transactions with Affiliates

Transactions between an insured bank and any of its affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls or is under common control with the bank. Sections 23A and 23B, as implemented by the Federal Reserve Board’s Regulation W, (i) limit the extent to which a bank or its subsidiaries may engage in covered transactions (including extensions of credit) with any one affiliate to an amount equal to 10% of such bank’s capital stock and retained earnings, and limit such transactions with all affiliates to an amount equal to 20% of capital stock and retained earnings; (ii) require collateralization of between 100 and 130% for extensions of credit to an affiliate; and (iii) require that all affiliated transactions be on terms that are consistent with safe and sound banking practices. The term “covered transaction” includes the making of loans, purchasing of assets, issuing of guarantees and other similar types of transactions and pursuant to the Dodd-Frank Act includes derivative securities lending and similar transactions. In addition, any covered transaction by a bank with an affiliate and any purchase of assets or services by a bank from an affiliate must be on terms that are substantially the same, or at least as favorable to the bank, as those that prevailing at the time for similar transactions with nonaffiliates.

Community Reinvestment Act

Under the Community Reinvestment Act, any insured depository institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for institutions nor limits an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the applicable federal regulator, in connection with its examination of a bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain bank applications, including applications for additional branches and acquisitions. Failure to adequately meet the credit needs of the community it serves could impose additional requirements or limitations on a bank or delay action on an application to the applicable regulator. Park Sterling Bank received a “satisfactory” rating in its most recent Community Reinvestment Act examination, dated October 22, 2008, and CapitalBank received a “satisfactory” rating in its most recent Community Reinvestment Act examination, dated October 5, 2009.

Loans to Insiders

Federal law also constrains the types and amounts of loans that banks may make to their executive officers, directors and principal shareholders. Among other things, these loans are limited in amount, must be approved by the bank’s board of directors in advance, and must be on terms and conditions as favorable to the bank as those available to an unrelated person.

Anti-Money Laundering

Financial institutions must maintain anti-money-laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Bank holding companies and banks are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and “knowing your customer” in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money-laundering obligations have been substantially strengthened as a result of the USA PATRIOT Act, which was enacted in 2001 and renewed in 2006. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing cease-and-desist orders and money penalty sanctions against institutions found to be violating these obligations.

Bank Secrecy Act

U.S. financial institutions are subject to the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act (Bank Secrecy Act). The Bank Secrecy Act gives the federal government the ability to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money-laundering requirements. The Bank Secrecy Act takes measures intended to encourage information sharing among institutions, bank regulatory agencies and law enforcement bodies and imposes affirmative obligations on a broad range of financial institutions, including Park Sterling and Community Capital. The following obligations are among those imposed by the Bank Secrecy Act:

●
Financial institutions must establish anti-money-laundering programs that include, at a minimum: (i) internal policies, procedures and controls; (ii) specific designation of an anti-money-laundering compliance officer; (iii) ongoing employee training programs; and (iv) an independent audit function to test the anti-money-laundering program.

●
Financial institutions must satisfy minimum standards with respect to customer identification and verification, including adoption of a written customer identification program appropriate for the institution’s size, location and business.

●
Financial institutions that establish, maintain, administer or manage private banking accounts or correspondent accounts in the United States for non-U.S. persons or their representatives (including foreign individuals visiting the United States) must establish appropriate, specific and, where necessary, enhanced due diligence policies, procedures and controls designed to detect and report money laundering through these accounts.

●	Financial institutions may not establish, maintain, administer or manage correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country).

●	Bank regulators are directed to consider a bank’s effectiveness in combating money laundering when ruling on certain applications.

CRE and C&D Concentration Guidance

In 2006 and again in 2008, the federal banking agencies issued guidance designed to emphasize risk management for institutions with significant commercial real estate (CRE) and C&D loan concentrations. The guidance reinforces and enhances existing regulations and guidelines for real estate lending and loan portfolio management and emphasizes the importance of strong capital and loan loss allowance levels and robust credit risk-management practices for institutions with significant CRE and C&D exposure. While the defined thresholds past which a bank is deemed to have a concentration in CRE loans prompt enhanced risk management protocols, the guidance does not establish specific lending limits. Rather, the guidance seeks to promote sound risk management practices that will enable banks to continue to pursue CRE and C&D lending in a safe and sound manner. In addition, a bank should perform periodic market analyses for the various property types and geographic markets represented in its portfolio and perform portfolio level stress tests or sensitivity analyses to quantify the impact of changing economic conditions on asset quality, earnings and capital.

Consumer Laws and Regulations

Banks are also subject to certain laws and regulations that are designed to protect consumers. Among the more prominent of such laws and regulations are the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act and the consumer privacy protection provisions of the Gramm-Leach-Bliley Act and comparable state laws. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions deal with consumers. With respect to consumer privacy, the Gramm-Leach-Bliley Act generally prohibits disclosure of customer information to nonaffiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually.

Anti-Tying Restrictions

Under amendments to the Bank Holding Company Act and Federal Reserve Board regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers.  In general, a bank may not extend credit, lease or sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property or services from or to the bank, its bank holding company or any subsidiary of the bank holding company or (ii) the customer may not obtain some other credit, property or services from a competitor of the bank, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended.  Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule.  A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) comprehensively revised the laws affecting corporate governance, accounting obligations and corporate reporting for companies with equity or debt securities registered under the Exchange Act. In particular, the Sarbanes-Oxley Act established: (1) new requirements for audit committees, including independence, expertise and responsibilities; (2) new certification responsibilities for the Chief Executive Officer and the Chief Financial Officer with respect to the reporting company’s financial statements; (3) new standards for auditors and regulation of audits; (4) increased disclosure and reporting obligations for reporting companies and their directors and executive officers; and (5) new and increased civil and criminal penalties for violation of the federal securities laws.

Proposed Legislation and Regulatory Action

Rules and statutes are frequently promulgated and enacted that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions. Included among current proposals are discussions around the restructuring of the regulatory framework in which Park Sterling and Community Capital operate. Neither Park Sterling nor Community Capital can predict whether or in what form any proposed regulation or statute will be adopted or the extent to which its business may be affected by any new regulation or statute.

MANAGEMENT FOLLOWING THE MERGER

The following persons are the current directors and executive officers of Park Sterling and are expected to also serve as directors and executive officers of Park Sterling following the merger. In addition, effective upon completion of the merger, Park C. Sterling currently expects to appoint to the Park Sterling board of directors Patricia C. Hartung, who currently serves as chairman of Community Capital’s board of directors.

Name	Age	Position(s)
Walter C. Ayers, Jr.	69	Director
Jean E. Davis	55	Director
Jeffrey S. Kane	57	Director
Leslie M. (Bud) Baker, Jr.	68	Chairman of the Board of Directors
Larry W. Carroll	58	Director
James C. Cherry	60	Chief Executive Officer, Director
Thomas B. Henson	56	Director
Bryan F. Kennedy III	53	President
David L. Gaines	51	Executive Vice President, Chief Financial Officer
Nancy J. Foster	49	Executive Vice President, Chief Risk Officer
Patricia C. Hartung	57	Proposed Director

Walter C. Ayers, Jr. Mr. Ayers is the retired President and Chief Executive Officer of the Virginia Banks Association. He served in this position for 24 years until his retirement at the end of 2006. During his banking career, Mr. Ayers served in numerous leadership roles including as director of the American Bankers Professional Fidelity and Insurance Company and the American Bankers Insurance Association. He also was a member of the American Bankers Association’s Communications Council, Government Relations Council, Deposit Insurance Reform Task Force, and the State Association Division Executive Committee, including chairing the Division, and previously served as a director of Bay Banks of Virginia, Inc. Mr. Ayers brings extensive knowledge of community and regional banking, particularly in the Commonwealth of Virginia, including strategic, financial and regulatory considerations, to the Park Sterling board of directors. His knowledge of and relationships with banks in Virginia are expected to support Park Sterling’s growth ambitions in that market.  He also brings national experience with banking-related industry associations and government relations. In addition, as a former director of Bay Banks of Virginia, Inc., Mr. Ayers brings community bank and public company board experience. He has been a director of Park Sterling since its formation and a director of Park Sterling Bank since its Public Offering in August 2010.

Jean E. Davis. Ms. Davis retired as the head of Operations, Technology and e-Commerce of Wachovia Corporation in 2006, a position that she held since 2001.  She previously served as the head of Operations and Technology, Human Resources, head of Retail Banking, and in several office executive, regional executive and corporate banking roles for Wachovia.  She is currently a member of the University of North Carolina at Greensboro Board of Trustees, the YMCA of Greater Charlotte Metropolitan Board of Directors, the Charlotte Latin School Board of Trustees and the United Family Services Board.  Ms. Davis previously served as a member of the Financial Services Roundtable, the advisory board of the Bryan School of Business and Economics at University of North Carolina at Greensboro, and as a member of the Board of Visitors of the University of North Carolina at Chapel Hill.  Ms. Davis brings extensive knowledge of bank operations and technology, as well as human resources, to the Park Sterling board of directors, both of which are important to Park Sterling’s long-term success. In addition, she brings a strong background in retail banking, merger due diligence and merger integration experience, each of which is valuable to Park Sterling’s acquisition strategy.  She has been a director of Park Sterling and Park Sterling Bank since March 2011.

Jeffrey S. Kane. Mr. Kane is the retired Senior Vice President in charge of the Charlotte Office of the Federal Reserve Bank of Richmond. Mr. Kane joined the Federal Reserve Bank of Richmond in 1977 and retired in 2009. In addition to being responsible for activities at the Charlotte Branch, he had overall responsibility for Fifth District Cash Operations, Reserve Accounts and Loans functions. During his career at the Federal Reserve, Mr. Kane was also responsible for Banking Supervision and Regulation for the Fifth District. He began his banking career as a lending officer at the Bank of Virginia. Mr. Kane brings extensive experience in bank regulatory matters to the Park Sterling board of directors. This includes significant knowledge of supervisory matters, soundness considerations, regulatory compliance, application approval and central bank operations.  Mr. Kane also brings strong knowledge of commercial and retail banking markets in the Carolinas and Virginia, from a regulatory perspective, to the Park Sterling board of directors. His past involvement with education initiatives for bank directors is also valuable to the Park Sterling board of directors.  Mr. Kane has been a director of Park Sterling since its formation and a director of Park Sterling Bank since its Public Offering in August 2010.

Leslie M. (Bud) Baker, Jr. Mr. Baker is the Chairman of the Board of Park Sterling and Park Sterling Bank and is the retired Chairman of the Board of Wachovia Corporation. Mr. Baker served as Chairman, President and Chief Executive Officer of Wachovia Corporation from 1998 to 2001 and as Chief Executive Officer from 1994 to 1998. During his career at Wachovia he also served as Chief Operating Officer, President of the North Carolina bank, Chief Credit Officer and Manager of the international division. Mr. Baker currently is a founder of the National Museum of the Marine Corps and a member of the Board of Trustees of the Marine Corp Heritage Foundation. Past board affiliations include the Federal Advisory Council of the Federal Reserve Board, International Monetary Conference, Financial Services Roundtable, American Bankers Association, American Red Cross, Carolina Power & Light, Wake Forest University, the North Carolina Zoological Society, the Knight Foundation, Novant Health, Acuity Brands, National Humanities Center, Old Salem, Inc., the North Carolina Arboretum, the Hunt Institute of Education  and Marsh & McLennan Companies, Inc.  As the former chief executive officer of a successful regional and super-regional bank, Mr. Baker brings exceptional knowledge of all aspects of managing and overseeing Park Sterling to the Park Sterling board of directors.  His experience with retail banking, commercial banking, product management, financial management, risk management, mergers and acquisitions, capital raising and regulatory and government relations are valuable to the board.  In addition, Mr. Baker brings a keen interest in both economic analysis and corporate governance to the board, as well as experience as a public company director. Mr. Baker has been a director of Park Sterling since its formation and a director of Park Sterling Bank since its Public Offering in August 2010.

Larry W. Carroll. Mr. Carroll has been the President of Carroll Financial Associates, Inc., a financial planning company, since 1980. He currently serves on the Board of Directors of Carroll Financial Associates, Inc., the Board of Trustees of Wingate University, and the Board of Directors of the Cultural and Heritage Foundation.  Prior to Park Sterling Bank’s Public Offering in August 2010, Mr. Carroll also served as Chairman of the Board of Directors of Park Sterling Bank. He began his career as a public accountant with KPMG LLC (USA).  Mr. Carroll brings expertise in the financial services industry and capital markets to the Board of Directors, including a deep understanding of the wealth management business.  His experience as a public accountant is important to the Park Sterling Audit Committee and board of directors, and his successful entrepreneurial experience is supportive of Park Sterling’s organic growth strategy.  In addition, his deep knowledge of and connections to community banking in the Carolinas is important to Park Sterling’s acquisition strategy. He has been a director of Park Sterling since its formation and a director of Park Sterling Bank, which he helped to organize, since 2006.

James C. Cherry. Mr. Cherry is the Chief Executive Officer of Park Sterling and Park Sterling Bank. He has served as Chief Executive Officer of Park Sterling since its formation and of Park Sterling Bank since its Public Offering in August 2010. He retired as the Chief Executive Officer for the Mid-Atlantic Banking sector of Wachovia Bank, N.A. in June 2006. Prior to the merger of Wachovia Corporation with First Union Corporation in 2001, Mr. Cherry served as Regional Executive/President of Virginia Banking, Head of Trust and Investment Management, and in various positions in North Carolina banking including Regional Executive, Area Executive, City Executive, Corporation Banking and Loan Administration Manager, and Retail Banking Branch Manager for Wachovia. Mr. Cherry was formerly Chairman of the Virginia Bankers Association.  He is currently a trustee of the Virginia Museum of Fine Arts and a director of Sigma Nu Educational Foundation, Inc.  Mr. Cherry’s extensive experience in commercial and retail banking operations, credit administration, product management and merger integration at Wachovia Bank, N.A., which was focused in the Carolinas and Virginia, provides the Park Sterling board of directors with significant expertise important to the oversight of Park Sterling and expansion into its target markets. He has been a director of Park Sterling since its formation and a director of Park Sterling Bank since its Public Offering in August 2010.

Thomas B. Henson. Mr. Henson is the co-founder and has been President and Chief Executive Officer of Henson-Tomlin Interests, LLC, a private investment firm, since 1999, as well as the co-founder and Senior Managing Partner of Southeastern Private Investment Fund, a private investment firm, since 1999. Prior to forming the private investment firms, Mr. Henson was an attorney with Robinson Bradshaw & Hinson, P.A. specializing in mergers and acquisitions.  Mr. Henson has been nominated to the board of directors of Cato Corporation, a publicly traded company. Mr. Henson brings valuable experience negotiating and closing mergers and acquisitions, which is an important component of Park Sterling’s growth strategy, to the Park Sterling board of directors, as well as securities law knowledge and a legal background and interest in corporate governance, which are valuable to the Park Sterling board of directors in governing a newly public company. Mr. Henson also brings a background of successful entrepreneurial experience which is supportive of Park Sterling’s organic growth strategy. He has been a director of Park Sterling since its formation and a director of Park Sterling Bank, which he helped to organize, since 2006.

Bryan F. Kennedy III. Mr. Kennedy has been President of Park Sterling since its formation and President of Park Sterling Bank since its Public Offering. Prior to Park Sterling Bank’s Public Offering in August 2010, he served as President and Chief Executive Officer of Park Sterling Bank since its formation in October 2006. Prior to helping organize Park Sterling Bank in 2006, he served in various roles at Regions Bank, including President-North Carolina from November 2004 to January 2006, President-Charlotte from January 2003 to November 2004, and Executive Vice President from November 2001 to January 2003. From June 1991 to November 2001 he served initially as Senior Vice President and then as Executive Vice President of Park Meridian Bank, which was acquired by Regions Financial Corporation in November 2001. Mr. Kennedy serves on the Board of Directors of Cato Corporation, a publicly traded company. Mr. Kennedy has over 29 years of banking experience.

David L. Gaines. Mr. Gaines has been Executive Vice President and Chief Financial Officer of Park Sterling since its formation and Executive Vice President and Chief Financial Officer of Park Sterling Bank since its Public Offering in August 2010. He was the deputy and then Chief Risk Officer for Corporate and Investment Banking at Wachovia Corporation from September 2001 to November 2006. Prior to that, he was Senior Vice President and Comptroller of Wachovia Corporation from July 2000 to September 2001. Other Wachovia experiences include the coordination of the Merger Integration Project Office for the Wachovia-First Union merger, leadership of Risk Management for Wachovia Capital Markets and U.S. Corporate Banking and various geographically based relationship management positions. Mr. Gaines has over 23 years of banking experience.

Nancy J. Foster. Ms. Foster has been Executive Vice President and Chief Risk Officer of Park Sterling and Park Sterling Bank since November 2010. Prior to joining Park Sterling Bank, she was first Executive Vice President and Chief Credit Officer and then Executive Vice President and Chief Risk & Credit Officer of CIT Group from January 2007 to December 2009. She was Group Senior Vice President, Specialized Lending at LaSalle Bank/ABN AMRO from March 2005 to January 2007, Group Senior Vice President, Credit Policy and Portfolio Management from August 2001 to March 2005, Group Senior Vice President and Chief Credit Officer, Asset Based Lending and Metropolitan Commercial Banking from 1999 to 2001, and Executive Vice President and Chief Credit Officer, Community Banks from 1993 to 1999. Ms. Foster previously held various lending and managerial roles in Middle Market Banking at LaSalle Bank. Ms. Foster has over 27 years of banking experience.

Patricia C. Hartung. Ms. Hartung has served as the Executive Director of the Upper Savannah Council of Governments since March 1990 and served as its Assistant Director from August 1984 to March 1989.  Ms. Hartung has served as one of Community Capital’s directors since its inception in April 1988 and has served as the chairman of the board of directors of Community Capital since May 2007.  During her tenure as chairman, Ms. Hartung has developed knowledge of Community Capital’s business, history, organization and executive management, which, together with her personal understanding of many of the markets that Community Capital serves, have enhanced her ability to lead the Community Capital board of directors through the current challenging economic climate.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth the total compensation paid to or earned by the Chief Executive Officer, President, Chief Financial Officer and Chief Risk Officer of Park Sterling and Park Sterling Bank for the fiscal years ended December 31, 2009 and 2010.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)	Total ($)

James C. Cherry
Chief Executive Officer of	2010	148,718	75,000	-	952,858	-	-	18,999	1,195,575
Park Sterling and Park Sterling Bank (3)	2009	-	-	-	-	-	-	-	-

Bryan F. Kennedy III
President of Park Sterling	2010	282,725	-	-	592,889	-	-	96,489	972,103
and Park Sterling Bank (4)	2009	240,000	40,000	-	-	-	-	45,315	325,315

David L. Gaines
Chief Financial Officer of Park	2010	124,551	50,000	-	719,937	-	-	638	895,126
Sterling and Park Sterling Bank (5)	2009	-	-	-	-	-	-	-	-

Nancy J. Foster
Chief Risk Officer of Park	2010	37,500	50,000	-	599,228	-	-	68	686,796
Sterling and Park Sterling Bank (6)	2009	-	-	-	-	-	-	-	-
_________________

(1)
Amounts reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, related to options granted during the fiscal year ended December 31, 2010. The assumptions used in the calculation of these amounts are included in Note N, “Employee and Director Benefit Plans,” in the Notes to the Park Sterling Annual Financial Statements.

(2)	The following table lists all amounts included in the “All Other Compensation” column for each named executive officer in 2010:

Name	Perquisites ($) (a)	Health Savings Account ($)	Imputed Benefit Group Life ($)	401(k) Matching ($)

James C. Cherry	17,144	446	1,139	--
Bryan F. Kennedy, III	82,185	2,000	1,279	11,025
David L. Gaines	--	256	382	--
Nancy J. Foster	--	--	68	--
(a)
Total perquisites for Mr. Gaines and Ms. Foster were less than $10,000 for the year ended December 31, 2010. For the year ended December 31, 2010, perquisites provided to (i) Mr. Cherry consisted of $12,032 for commuting expenses and $5,112 for housing and relocation expenses and (ii) Mr. Kennedy consisted of $56,048 for the transfer of a bank-owned automobile, $2,232 for personal use of a company automobile and $23,905 for club membership fees.  Park Sterling has discontinued its sponsorship of club memberships and provision of company automobiles.

(3)	Mr. Cherry was first employed by Park Sterling Bank as Chief Executive Officer in connection with its Public Offering in August 2010.

(4)	Mr. Kennedy also served as Chief Executive Officer of Park Sterling Bank prior to its Public Offering in August 2010.

(5)	Mr. Gaines was first employed by Park Sterling Bank as Chief Financial Officer in connection with its Public Offering in August 2010.

(6)	Ms. Foster was first employed by Park Sterling Bank as Chief Risk Officer in November 2010.

Employment Agreements

In connection with Park Sterling Bank’s Public Offering in August 2010, Park Sterling Bank entered into employment agreements, described below, with each of James C. Cherry, Bryan F. Kennedy, III and David L. Gaines. In connection with her hiring in November 2010, Park Sterling Bank entered into an employment agreement, described below, with Nancy J. Foster.  Each agreement is for an initial term of three years and is subject to automatic one-year renewals on the third anniversary of its initial effective date and each successive anniversary unless either party provides timely notice of nonrenewal. Each of the agreements provides that if (i) Park Sterling Bank terminates the executive’s employment without “cause,” (ii) the executive terminates his or her employment for “good reason” or (iii) the executive resigns with or without good reason within six months following a “change of control” (as defined in the agreements), then, subject to the executive’s execution and nonrevocation of a release of claims, the executive will be entitled to be paid: any earned but unpaid base salary and bonuses; and an amount equal to two times the highest annual base salary in effect during the 12-month period prior to termination payable in 24 monthly installments. Each agreement also contemplates that upon a termination of employment by Park Sterling Bank without cause or a resignation by the executive for good reason, all equity awards then outstanding that Park Sterling Bank has granted to the executive will vest and, to the extent applicable, become exercisable. The agreements also provide that the executive will not compete with Park Sterling Bank in the banking business nor solicit its clients or employees for a period of twelve months following termination of the executive’s employment, and is subject to a customary confidentiality obligation.

James C. Cherry. Park Sterling Bank entered into an employment agreement effective in August 2010 with Mr. Cherry regarding his employment as Chief Executive Officer of Park Sterling Bank. Under the terms of the agreement, Mr. Cherry receives an annual base salary of $400,000 per year, to be reviewed by the Park Sterling board of directors at least annually, and is eligible for an annual incentive bonus payable in cash or in equity pursuant to any incentive program adopted from time to time by the Compensation and Development Committee of the Park Sterling board of directors (Compensation Committee), with a maximum opportunity equal to no less than 100% of his base salary with respect to each fiscal year, subject to a minimum cash bonus of $75,000 for 2010. Mr. Cherry receives consideration for long-term equity incentive awards, in the discretion of the Compensation Committee, on terms and conditions no less favorable than those that apply to other senior executives, and employee benefits, fringe benefits and perquisites on a basis no less favorable than those provided to other senior executives. Pursuant to the terms of his agreement, Mr. Cherry was reimbursed for reasonable relocation expenses as approved in advance by the Compensation Committee, and Park Sterling Bank agreed to pay Mr. Cherry’s temporary living and commuting expenses for up to four months. As contemplated by Mr. Cherry’s employment agreement, in August 2010, Park Sterling Bank issued to Mr. Cherry options to purchase 363,825 shares of common stock under the 2010 Park Sterling Employee Stock Option Plan (2010 Employee Plan).  The options vest equally over three years, subject to accelerated vesting in the event of an earlier change-of-control event, and have an exercise price of $6.50 per share. Also as contemplated by the employment agreement, on March 31, 2011, Park Sterling issued to Mr. Cherry 155,925 shares of common stock in the form of performance-based restricted stock grants under the LTIP, one-third of which vest when the trading price of the common stock is equal to or greater than $8.125, $9.10 and $10.30, respectively, in each case for a period of 30 consecutive trading days.

Bryan F. Kennedy III. Park Sterling Bank entered into an employment agreement effective in August 2010 with Mr. Kennedy regarding his employment as President of Park Sterling Bank. Under the terms of the agreement, Mr. Kennedy receives an annual base salary of $335,000 per year, to be reviewed by the Park Sterling board of directors at least annually, and is eligible for an annual incentive bonus payable in cash or equity pursuant to any incentive program adopted from time to time by the Compensation Committee, with a maximum opportunity equal to no less than 100% of his annual base salary. Mr. Kennedy receives consideration for long-term equity incentive awards, in the discretion of the Compensation Committee, on terms and conditions no less favorable than those that apply to other senior executives, and employee benefits, fringe benefits and perquisites on a basis no less favorable than those provided to other senior executives. As contemplated by Mr. Kennedy’s employment agreement, in August 2010, Park Sterling Bank issued to Mr. Kennedy options to purchase 226,380 shares of common stock under the 2010 Employee Plan. The options vest equally over three years, subject to accelerated vesting in the event of an earlier change-of-control event, and have an exercise price of $6.50 per share. Also as contemplated by the employment agreement, on March 31, 2011, Park Sterling issued to Mr. Kennedy 97,020 shares of common stock in the form of performance-based restricted stock grants under the LTIP, one-third of which vest when the trading price of the common stock is equal to or greater than $8.125, $9.10 and $10.30, respectively, in each case for a period of 30 consecutive trading days.

David L. Gaines. Park Sterling Bank entered into an employment agreement effective in August 2010 with Mr. Gaines regarding his employment as Chief Financial Officer of Park Sterling Bank. Under the terms of the agreement, Mr. Gaines receives an annual base salary of $335,000 per year, to be reviewed by the Park Sterling board of directors at least annually, and is eligible for an annual incentive bonus payable in cash or equity pursuant to any incentive program adopted from time to time by the Compensation Committee, with a maximum opportunity equal to no less than 100% of his annual base salary, subject to a minimum cash bonus of $50,000 for 2010. Mr. Gaines receives consideration for long-term equity incentive awards, in the discretion of the Compensation Committee, on terms and conditions no less favorable than those that apply to other senior executives, and employee benefits, fringe benefits and perquisites on a basis no less favorable than those provided to other senior executives. As contemplated by Mr. Gaines’s employment agreement, in August 2010, Park Sterling Bank issued to Mr. Gaines options to purchase 274,890 shares of common stock under the 2010 Employee Plan. The options vest equally over three years, subject to accelerated vesting in the event of an earlier change of control event, and have an exercise price of $6.50 per share. Also as contemplated by the employment agreement, on March 31, 2011, Park Sterling issued to Mr. Gaines 117,810 shares of common stock in the form of performance-based restricted stock grants under the LTIP, one-third of which vest when the trading price of the common stock is equal to or greater than $8.125, $9.10 and $10.30, respectively, in each case for a period of 30 consecutive trading days.

Nancy J. Foster. Park Sterling Bank entered into an employment agreement effective in November 2010 with Ms. Foster regarding her employment as Executive Vice President and Chief Risk Officer of Park Sterling Bank. Under the terms of the agreement, Ms. Foster receives an annual base salary of $300,000 per year, to be reviewed by the Park Sterling board of directors at least annually, and is eligible for an annual incentive bonus payable in cash or equity pursuant to any incentive program adopted from time to time by the Compensation Committee, with a maximum opportunity equal to no less than 100% of her base salary with respect to each fiscal year. Pursuant to Ms. Foster’s employment agreement, Park Sterling Bank also paid her a one-time commencement bonus of $50,000, of which 100% is repayable to Park Sterling Bank within one year, 66 2/3% is repayable to Park Sterling Bank within two years and 33 1/3% is repayable to Park Sterling Bank within three years, in each case if Ms. Foster experiences a termination of employment for a reason other than cause, good reason, disability or death.  Ms. Foster receives consideration for long-term equity incentive awards, in the discretion of the Compensation Committee, on terms and conditions no less favorable than those that apply to other senior executives, and employee benefits, fringe benefits and perquisites on a basis no less favorable than those provided to other senior executives. Pursuant to the terms of Ms. Foster’s employment agreement, Park Sterling Bank agreed to reimburse her for reasonable relocation expenses as approved in advance by the Compensation Committee, to reimburse her for temporary living expenses for up to eight months (not to exceed $5,000 in the first month and $1,750 thereafter) and to reimburse her for commuting expenses for up to nine months (not to exceed $400 per week). Such reimbursements are subject to repayment to Park Sterling Bank in the same manner as her commencement bonus, described above. As contemplated by Ms. Foster’s employment agreement, in November 2010, Park Sterling Bank issued to Ms. Foster options to purchase 226,380 shares of common stock under the 2010 Employee Plan. The options vest equally over three years, subject to accelerated vesting in the event of an earlier change-of-control event, and have an exercise price of $6.50 per share. Also as contemplated by the employment agreement, on March 31, 2011, Park Sterling issued to Ms. Foster 97,020 shares of common stock in the form of performance-based restricted stock grants under the LTIP, one-third of which vest when the trading price of the common stock is equal to or greater than $8.125, $9.10 and $10.30, respectively, in each case for a period of 30 consecutive trading days.

 Outstanding Equity Awards at Fiscal Year-End

Outstanding Equity Awards at Fiscal Year-End
Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

James C. Cherry	--	363,825 (1)	6.50	August 12, 2020
Bryan F. Kennedy III	92,812	--	9.09	December 14, 2016
	--	226,380 (1)	6.50	August 12, 2020
David L. Gaines	--	274,890 (1)	6.50	August 12, 2020
Nancy J. Foster	--	226,380 (2)	6.50	November 15, 2020
_______________________

(1)	Stock options vest one-third per year over the 3-year vesting period, with 100% vesting occurring on August 12, 2013.

(2)	Stock options vest one-third per year over the 3-year vesting period, with 100% vesting occurring on November 15, 2013.

401(k) Plan

Executive officers may participate in Park Sterling’s profit sharing and 401(k) plan, which Park Sterling maintains for the benefit of substantially all employees who have attained age 21 and have completed six months of service. Park Sterling matches 100% of employee contributions to a maximum of three percent of annual compensation and 50% of employee contributions greater than three percent to a maximum of six percent of annual compensation, up to an aggregate annual compensation generally equal to the IRS’s compensation threshold in effect from time to time.

Perquisites and Other Benefits

Executive officers receive health and welfare benefits, such as group medical, group life and long-term disability coverage, under plans generally available to all of Park Sterling’s employees. Park Sterling may also provide certain perquisites for executive officers, from time to time, that may not be available to all employees, such as living expense reimbursements related to relocation.  In the past, Park Sterling Bank also provided certain additional perquisites for executive officers such as bank-owned automobiles and club membership dues.  Park Sterling currently does not provide such perquisites for its executives.

Compensation of Directors of Park Sterling

Under Park Sterling’s current policy, the Chairman of the Board of Park Sterling is paid an annual $45,000 fee, payable monthly, for service as Chairman of Park Sterling, and each nonemployee director is paid an annual $20,000 fee, payable monthly, for service as a director of Park Sterling.  In addition, the Chairman and each nonemployee director is paid a $500 fee for attending meetings of the full Park Sterling board of directors, whether in person or by telephone.  Park Sterling currently does not pay fees to directors for chairing committees or attending meetings of any committees of its board of directors.

Prior to its Public Offering, in 2010 Park Sterling Bank instituted a policy under which each nonemployee director was paid a $25,000 fee for service as a director of Park Sterling Bank.  Subsequent to the Public Offering, Park Sterling Bank implemented the policy described above. Park Sterling Bank did not pay fees to directors for chairing committees or attending meetings of any committees of its board of directors.

Directors also are eligible for awards under the LTIP, pursuant to which nonstatutory stock options, stock appreciation rights and other stock-based awards (including, without limitation, restricted stock awards) can be awarded to directors from time to time, in the discretion of the Park Sterling board of directors and the Nominating and Governance Committee. During the fiscal year ended December 31, 2010, Park Sterling Bank maintained two substantially similar director stock option plans pursuant to which stock options could be granted to directors of Park Sterling Bank from time to time, in the discretion of the Park Sterling board of directors or a duly designated committee (Director Plans). Pursuant to the Director Plans, following Park Sterling Bank’s Public Offering, Park Sterling Bank granted options to purchase 32,340 shares (40,425 shares with respect to the Chairman) to each of the nonemployee directors of Park Sterling Bank. These stock options have an exercise price of $6.50 per share and vest annually over a three-year time period, effective with the first, second and third anniversary dates of the Public Offering.

The table below summarizes the total compensation paid to or earned by directors of Park Sterling Bank, as predecessor issuer of Park Sterling, during the fiscal year ended December 31, 2010.

Director Compensation (1)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Walter C. Ayers	$10,334	--	$84,698	--	--	--	$95,032
Leslie M. (Bud) Baker, Jr.	21,250	--	105,873	--	--	--	127,123
Larry W. Carroll	35,834	--	84,698	--	--	--	120,532
Thomas B. Henson	35,834	--	84,698	--	--	--	120,532
Jeffrey S. Kane	10,834	--	84,698	--	--	--	95,532
Each Retired Non-Employee Director (3)	25,000	--	--	--	--	--	25,000
______________________

(1)
James C. Cherry, Park Sterling’s Chief Executive Officer, is not included in this table because he is an employee of Park Sterling and Park Sterling Bank and thus receives no compensation for his service as a director. The compensation received by Mr. Cherry as an employee of Park Sterling and Park Sterling Bank is shown in the Summary Compensation Table provided above in this Proxy Statement/Prospectus.

(2)
Amounts required to be reflected in this table are the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, related to options granted during the fiscal year ended December 31, 2010. The assumptions used in the calculation of these amounts, if any, are included in Note N, “Employee and Director Benefit Plans” in the notes to the Park Sterling Annual Financial Statements.

Upon the effectiveness of the Reorganization, Park Sterling assumed all outstanding awards previously granted under the Director Plans and Park Sterling’s common stock has been substituted as the stock issuable upon the exercise of options under each Director Plan.

Outstanding Stock Option Awards at Fiscal Year-End

Name	Number of Shares Subject to Stock Options
Walter C. Ayers	32,340
Leslie M. (Bud) Baker, Jr.	40,425
Larry W. Carroll	69,465
Thomas B. Henson	57,090
Jeffrey S. Kane	32,340
Vinton E. Fountain, III (Retired Non-Employee Director) (3)	13,750
Each Other Retired Non-Employee Director (3)	24,750

(3)
Each of David M. Bishop, Michael D. Evans, Vinton E. Fountain, III, E. Hooper Hardison, Jr., Averill C. Harkey, Anne S. Leggett, Joseph J.C. Mark, Bailey W. Patrick, Shawn P. Quillin, M.D., J. Carlton Showalter, Jr. and William B. Webb, Jr. retired from Park Sterling Bank’s board of directors immediately following Park Sterling Bank’s Public Offering.  During 2010, each such director received a $25,000 annual director fee pursuant to Park Sterling Bank’s policy prior to the Public Offering, for a total of $275,000.  In addition, in connection with their retirement, vesting of director options previously awarded in December 2007 was accelerated from December 2010 to August 2010 at the original exercise price of $13.23 per share.

Compensation of Directors of Community Capital

Effective July 1, 2009, Community Capital eliminated all fees paid to its directors in an effort to reduce expenses.  There were no fees paid to any director of Community Capital or CapitalBank during the fiscal year ended December 31, 2010. Community Capital or CapitalBank, as applicable, reimburses directors for out-of-pocket expenses reasonably incurred by them in the discharge of their duties as directors. Directors are also eligible for issuances of stock options, stock appreciation rights, restricted stock and performance shares under Community Capital’s 2004 Equity Incentive Plan; however, as of August 31, 2011, no outstanding or unexercised stock options, stock appreciation rights, restricted stock or performance shares have been issued to Community Capital’s directors.

DIRECTOR INDEPENDENCE

The Park Sterling board of directors determines which of its directors is independent. For a director to be considered independent under NASDAQ listing standards, the Park Sterling board of directors must affirmatively determine that the director meets the criteria for independence set forth from time to time in the NASDAQ listing standards.

Independence of Current Park Sterling Board of Directors

The Park Sterling board of directors has evaluated the relationships between each current director of Park Sterling (and his or her immediate family members and related interests) and Park Sterling or Park Sterling Bank and has determined each of the following directors is independent under the applicable NASDAQ listing standards: Leslie M. (Bud) Baker, Jr. (Chairman of the Board), Walter C. Ayers, Jean E. Davis, Larry W. Carroll, Thomas B. Henson and Jeffrey S. Kane. The Board has determined that James C. Cherry, Chief Executive Officer of Park Sterling and Park Sterling Bank, is not independent because he is an executive officer of Park Sterling.  During its deliberations, the Park Sterling board of directors also considered the following de minimis relationships with directors deemed independent under the NASDAQ standards: (i) Larry W. Carroll is the President of Carroll Financial Associates, Inc., which administered the Park Sterling 401(k) plan during 2010, and (ii) Leslie M. (Bud) Baker, Jr. is a director of Marsh & McLennan Companies, Inc., which serves as broker in connection with Park Sterling’s procurement of D&O liability policies.

Independence of Park Sterling Board of Directors Following the Merger

Patricia C. Hartung, currently the chairman of the board of directors of Community Capital, is expected to be named as a director of Park Sterling in connection with the merger. The Park Sterling board of directors will consider the independence of Ms. Hartung under applicable NASDAQ listing standards, and anticipates that, following the merger, each member of Park Sterling’s board of directors, other than James C. Cherry, will be independent under the applicable NASDAQ listing standards.

TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS

Park Sterling

The Park Sterling Code of Ethics provides that personal interests of directors, officers and employees of Park Sterling must not interfere with, or appear to interfere with, the interests of Park Sterling. Directors, officers and employees of Park Sterling may not compete with Park Sterling or disadvantage Park Sterling by taking for personal gain corporate opportunities or engage in any action that creates actual or apparent conflicts of interest with Park Sterling. Any director or officer involved in a transaction with Park Sterling or that has an interest or a relationship that reasonably could be expected to give rise to a conflict of interest must report the matter promptly to the Audit Committee of the Park Sterling board of directors, which is responsible for determining if the particular situation is acceptable.

Park Sterling does not have a formal policy regarding the review, approval or ratification of related-party transactions. As transactions are reported, however, the Audit Committee considers any related-party transactions on a case-by-case basis to determine whether the transaction or arrangement was undertaken in the ordinary course of business and whether the terms of the transaction are no less favorable to Park Sterling than terms that could have been reached with an unrelated party. If any member of the Audit Committee is interested in the transaction, that member will recuse himself from the discussion and decision on the transaction.

Park Sterling Bank engages in loan transactions and maintains accounts with its directors, executive officers, principal shareholders and their related interests (collectively referred to as “related parties”). All such transactions between Park Sterling Bank and related parties were made in the ordinary course of business and on substantially the same terms, including interest rates, and collateral as those prevailing at the time for comparable transactions with independent third parties and did not involve more than the normal risk of collectability or present other unfavorable features. Park Sterling Bank expects to continue to enter into transactions in the ordinary course of business on similar terms with related parties.

Loans made by Park Sterling Bank to directors and executive officers are subject to the requirements of Regulation O of the Federal Reserve Board. Regulation O requires, among other things, prior approval of the Park Sterling board of directors with any “interested” director not participating and dollar limitations on amounts of certain loans, and prohibits any favorable treatment being extended to any director or executive officer in any of Park Sterling Bank’s lending matters. To the best knowledge of Park Sterling, Regulation O has been complied with in its entirety.

Community Capital

Community Capital and CapitalBank have banking and other transactions in the ordinary course of business with directors and officers of Community Capital and CapitalBank and their affiliates.  It is Community Capital’s policy that these transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties.  Community Capital does not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to Community Capital or CapitalBank.  Loans to individual directors and officers must also comply with CapitalBank’s lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application.  Community Capital intends for all of its transactions with its affiliates to be on terms no less favorable to Community Capital than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors.  The aggregate dollar amount of loans outstanding to persons affiliated with CapitalBank was approximately $14.0 million at December 31, 2010.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS
AND CERTAIN BENEFICIAL OWNERS

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. The rules also treat as outstanding all shares of common stock that a person would receive upon exercise of stock options or warrants held by that person, which are immediately exercisable or exercisable within 60 days of the beneficial ownership determination date. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

Park Sterling Corporation

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of Park Sterling common stock as of  August 31, 2011 by those persons known to Park Sterling to be the beneficial owners of more than five percent of Park Sterling’s common stock, based solely on the most recent Schedule 13D and 13G reports filed with the SEC and the information contained in those filings. The nature of beneficial ownership of the shares included is presented in the notes following the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class

Marsico Capital Management, LLC (2) 1200 17th Street, Suite 1600 Denver, CO 80202	2,770,000	9.68%

Ameriprise Financial, Inc. (3) 145 Ameriprise Financial Center Minneapolis, MN 55474	1,946,441	6.80%

Roxbury Capital Management, LLC (4) 6001 Shady Oak Road, Suite 200 Minnetonka, MN 55343	1,857,690	6.49%
_________________
(1)
“Beneficial Ownership” for purposes of the table is determined according to the meaning of applicable securities regulations and based on a review of reports filed with the SEC pursuant to Section 13(d) of the Exchange Act.

(2)	Marsico Capital Management, LLC reported in its Schedule 13G filed with the SEC on February 11, 2011 that it had sole power to vote 2,706,390 shares and sole power to dispose over 2,770,000 shares.
(3)
Ameriprise Financial, Inc. (Ameriprise) reported in its Schedule 13G filed with the SEC on July 8, 2011 (which Schedule 13G was filed jointly with its subsidiary Columbia Management Investment Advisers, LLC (Columbia) and Columbia Marsico 21st Century Fund (Marsico 21), of which Columbia is investment adviser) as follows: (i) Ameriprise and Columbia had shared power to dispose over 1,946,441 shares, and (ii) Marsico 21 had sole power to vote 1,868,030 and shared power to dispose over 1,868,030 shares. The address for Columbia and Marsico 21 is 100 Federal St., Boston, MA 02110.

(4)
Roxbury Capital Management, LLC (Roxbury) reported in its Schedule 13G filed with the SEC on February 14, 2011 that it had sole power to vote and sole power to dispose over 1,857,690 shares. The Form 13F filed by Roxbury on August 15, 2011 reflects no holdings of Park Sterling common stock. Roxbury has not yet amended its Schedule 13G to reflect its current position.

Directors and Executive Officers

The following table sets forth information with respect to the beneficial ownership of Park Sterling common stock as of  August 31, 2011 by each of Park Sterling’s directors and the executive officers named in the Summary Compensation Table included under “Executive Compensation” earlier in this Proxy Statement/Prospectus, and of such directors and all executive officers of Park Sterling as a group.  Except as otherwise indicated, the persons named in the table have sole voting and investment power over the shares included in the table.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Walter C. Ayers	17,710 (1)	*
Leslie M. (Bud) Baker, Jr.	325,019 (2)	1.14%
Larry W. Carroll	414,485 (3)	1.45%
James C. Cherry	232,957 (4)	*
Jean E. Davis	63,860 (5)	*
Nancy J. Foster	117,020 (6)	*
David L. Gaines	184,337 (7)	*
Thomas B. Henson	162,588 (8)	*
Jeffrey Kane	21,168 (9)	*
Bryan F. Kennedy, III	218,608 (10)	*
All directors and executive officers as a group (10 persons)	1,757,752 (11)	6.14%
_____________
*	Less than 1%
(1)	Includes 13,860 shares of restricted stock, as to which Mr. Ayers has sole voting power but no investment power prior to vesting.
(2)
Includes (i) 153,847 shares held in a family trust, as to which Mr. Baker has sole voting and investment power, and (ii) 17,325 shares of restricted stock, as to which he has sole voting power but no investment power prior to vesting.

(3)
Includes (i)  25,000 shares held by Carroll Financial Associates, as to which Mr. Carroll has sole voting and investment power, (ii)  26,000 shares held by the Carroll Financial Associates Profit Sharing Plan, as to which he has shared voting and investment power, (iii) 37,125 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which he would have sole voting and investment power upon acquisition; and (iv) 13,860 shares of restricted stock, as to which he has sole voting power but no investment power prior to vesting.

(4)	Includes 155,925 shares of restricted stock, as to which Mr. Cherry has sole voting power but no investment power prior to vesting.
(5)	Includes 13,860 shares of restricted stock, as to which Ms. Davis has sole voting power but no investment power prior to vesting.
(6)	Includes 97,020 shares of restricted stock, as to which Ms. Foster has sole voting power but no investment power prior to vesting.
(7)	Includes 117,810 shares of restricted stock, as to which Mr. Gaines has sole voting power but no investment power prior to vesting.
(8)
Includes (i) 58,298 shares held in trust, as to which Mr. Henson has sole voting and investment power, (ii) 1,910 shares held by his children, as to which they have sole voting and investment power and which he is deemed to beneficially own, (iii) 24,750 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which he would have sole voting and investment power upon acquisition, and (iv) 13,860 shares of restricted stock, as to he has sole voting power but no investment power prior to vesting.

(9)
Includes (i) 2,308 shares held jointly with Mr. Kane’s spouse, as to which he has shared voting and investment power, and (ii)13,860 shares of restricted stock, as to which Mr. Kane has sole voting power but no investment power prior to vesting.

(10)
Includes (i) 2,750 shares held by Mr. Kennedy’s spouse, as to which she has sole voting and investment power and he is deemed the beneficial owner, (ii) 92,812 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which he would have sole voting and investment power upon acquisition, and (iii) 97,020 shares of restricted stock, as to which he has sole voting power but no investment power prior to vesting.

(11)
Includes (i) 908,005 shares owned of record and beneficially by such persons as to which they have sole voting and investment power; (ii) 19,250 shares owned beneficially by such persons, as to which they have shared voting and investment power; (iii) 4,660 shares owned beneficially by such persons, as to which they have no voting and investment power; (iv) 154,687 shares that may be acquired upon the exercise of stock options that are currently exercisable, as to which such persons would have sole voting and investment power upon acquisition; and (v) 554,400 shares of restricted stock, as to which such persons have sole voting power but no investment power prior to vesting.

Community Capital Corporation

Principal Shareholders

The following table sets forth information with respect to the beneficial ownership of Community Capital common stock as of August 31, 2011 by those persons known to Community Capital to be the beneficial owners of more than five percent of Community Capital’s common stock, based solely on the most recent Schedule 13D and 13G reports filed with the SEC and the information contained in those filings. The nature of beneficial ownership of the shares included is presented in the notes following the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class

Community Capital Corporation Employee Stock Ownership Plan (with Code Section 401(k) Provisions) (2) 1402-C Highway 72 West Greenwood, SC 29649	901,106	8.96%

Swiftwater Capital Management, L.P. (3) Greenville, SC 29607	750,000	7.46%

Horwitz & Associates (4) Riverwoods, IL 60015	523,291	5.24%

(1)
“Beneficial Ownership” for purposes of the table is determined according to the meaning of applicable securities regulations and based on a review of reports filed with the SEC pursuant to Section 13(d) of the Exchange Act.

(2)
The trustee of the KSOP votes all shares of stock held under the KSOP.  Pursuant to the terms of the KSOP, the trustee must vote the allocated shares in accordance with the participants’ instructions. If, however, a participant does not properly provide the trustee with voting instructions, the trustee must vote such shares in its discretion. Although participants have the authority under the terms of the KSOP to direct the investments held in their respective plan accounts, the trustee ultimately holds sole dispositive power over the shares of Community Capital’s stock held by the KSOP.

(3)
Swiftwater Capital Management, L.P. reported in its Schedule 13G filed with the SEC on February 10, 2011 (which Schedule 13G was filed jointly with Swiftwater Aggressive Value Master Fund LTD and John B. Helmers) that it had shared power to vote 750,000 shares and shared power to dispose over 750,000 shares. Swiftwater Aggressive Value Master Fund LTD is the record owner of the shares. Swiftwater Aggressive Value Master Fund LTD is managed by Swiftwater Capital Management, L.P. Dispositive and voting power of securities owned by Swiftwater Aggressive Value Master Fund LTD and managed by Swiftwater Capital Management, L.P. is held by John B. Helmers, the general partner of Swiftwater Capital Management, L.P.

(4)	Horwitz & Associates reported in its Schedule 13G filed with the SEC on February 3, 2011 that it had shared power to dispose over 523,291 shares.

Directors and Executive Officers

The following table sets forth information with respect to the beneficial ownership of Community Capital common stock as of  August 31, 2011 by each director and named executive officer of Community Capital, and of such directors and all executive officers of Community Capital, as a group.  Except as otherwise indicated, the persons named in the table have sole voting and investment power over the shares included in the table.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Lex D. Walters, Ph.D.	268,481	(1)	2.67%
William G. Stevens	253,103	(2)	2.52%
George B. Park	226,654	(3)	2.25%
H. Edward Munnerlyn	156,415	(4)	1.56%
R. Wesley Brewer	115,054	(5)	1.14%
Miles Loadholt	93,062	(6)	*
Patricia C. Hartung	91,982	(7)	*
Harold Clinkscales, Jr.	72,680		*
Clinton C. Lemon, Jr.	61,777	(8)	*
Wayne Q. Justesen, Jr.	50,457		*
Stephen G. Skiba	49,727		*
B. Marshall Keys	47,112	(9)	*
George D. Rodgers	32,611	(10)	*
All directors and executive officers as a group (13 persons)	1,519,115		15.10%

*	Less than 1.0%.
(1)	Includes 6,121 shares held by Dr. Walters’s wife. Includes 261,818 shares pledged as security.
(2)	Includes 59,300 shares held by Mr. Stevens’s wife. Includes 61,986 shares held in the KSOP. Includes 164,167 shares pledged as security.
(3)	Includes 224,116 shares pledged as security.
(4)	Includes 1,558 shares held by Mr. Munnerlyn’s wife. Includes 150,000 shares pledged as security.
(5)	Includes 58,353 shares held in the KSOP.
(6)	Includes 73,341 shares pledged as security.
(7)	Includes 72,900 shares pledged as security.
(8)	Includes 2,993 shares held in the C. Calhoun Lemon, Sr. 1972 Trust.
(9)	Includes 260 shares held by Mr. Keys’s wife, and 1,569 shares held in the name of Mr. Keys’s business.
(10)	Includes 1,033 shares in an IRA for Mr. Rodgers’s wife, and 657 shares held in the W. Gordon Rodgers Trust.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial positions and results of operations of Park Sterling and Community Capital and have been prepared to illustrate the effects of the merger involving Park Sterling and Community Capital under the acquisition method of accounting with Park Sterling treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Community Capital, as of the effective date of the merger, will be recorded by Park Sterling at their respective fair values and the excess of the merger consideration over the fair value of Community Capital’s net assets will be allocated to goodwill.

The unaudited pro forma condensed combined financial information combines the historical financial information of Park Sterling and Community Capital as of and for the six-month period ended June 30, 2011 and for the year ended December 31, 2010, and has been derived from and should be read in conjunction with the audited and unaudited financial statements of Park Sterling and Community Capital included in this Proxy Statement/Prospectus. The unaudited pro forma condensed consolidated balance sheet gives effect to the merger as if the merger had been consummated on June 30, 2011.  The unaudited pro forma consolidated statements of income dated as of June 30, 2011 and December 31, 2010 give effect to the merger as if the merger had been consummated on January 1, 2010.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed.  Adjustments may include, but not be limited to, changes in (i) Community Capital’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of Park Sterling’s stock varies from the assumed $4.95 per share; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Standards (SFAS) No. 141(R) (ASC Topic 805) (ASC Topic 805), which replaced SFAS 141, “Business Combinations,” for periods beginning on or after December 15, 2008, but retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.

ASC Topic 805 revises the definition of the acquisition date as the date the acquirer obtains control of the acquiree. This is typically the closing date and is used to measure the fair value of the consideration paid. When the acquirer issues equity instruments as full or partial payment for the acquiree, the fair value of the acquirer’s equity instruments will be measured at the acquisition date, rather than an earlier measurement date that was required under prior accounting guidance. Under ASC Topic 805 all loans are transferred at fair value, including adjustments for credit and no allowance is carried over. Transaction costs are excluded from the acquisition accounting. They are instead accounted for under other generally accepted accounting principles, which may mean the costs are expensed as incurred (e.g., due diligence costs), or, to the extent applicable, treated as a cost of issuing equity securities. ASC Topic 805 requires costs associated with restructuring or exit activities that do not meet the recognition criteria in ASC Topic 420 as of the acquisition date to be subsequently recognized as post-combination costs when those criteria are met.

ASC Topic 805 also retains the accounting guidance for identifying and recognizing intangible assets separately from goodwill. However, ASC Topic 805’s scope is broader than that of prior accounting guidance, which applied to only business combinations in which control was obtained by transferring consideration. The application of ASC Topic 805 was considered in arriving at the unaudited pro forma results in the tables provided below, including the tabular presentation immediately below, which cross-references the required disclosures under ASC Topic 805.

Pro Forma Condensed Combined Financial Information (Unaudited)
Pro Forma Condensed Consolidated Balance Sheet
as of June 30, 2011

(Dollars in thousands, except per share data)

	Historical
	Park Sterling Corporation	Community Capital Corporation	Pro Forma before Adjustments	6/30/2011 Pro Forma Adjustments		Pro Forma after Adjustments

ASSETS

Cash and due from banks	$14,349	$10,389	$24,738	$-		$24,738
Interest-earning balances at banks	8,571	65,840	74,411	(13,280)	A	56,144
				(4,979)	A
				(8)	A
Federal funds sold	44,060	-	44,060	-		44,060
Investment securities available-for-sale, at fair value	146,734	55,257	201,991	-		201,991
Loans held for sale	1,600	2,163	3,763	-		3,763
Loans	380,365	447,637	828,002	(50,192)	B	775,888
				(1,922)	B
Allowance for loan losses	(11,277)	(14,598)	(25,875)	14,598	C	(11,277)
Net loans	369,088	433,039	802,127	(37,516)		764,611

Nonmarketable equity securities	1,882	8,773	10,655	-		10,655
Premises and equipment, net	4,862	14,980	19,842	1,709	D	21,551
Accrued interest receivable	1,462	1,803	3,265	-		3,265
Other real estate owned	3,470	13,146	16,616	-		16,616
Goodwill	-	-	-	6,684	E	6,684
Intangible assets	-	1,076	1,076	(1,076)	F	3,000
				3,000	F
Cash surrender value of life insurance	-	17,742	17,742	-		17,742
Deferred tax asset	10,222	8,139	18,361	13,213	G	31,574
Other assets	4,368	4,705	9,073	-		9,073
Total assets	$610,668	$637,052	$1,247,720	$(32,253)		$1,215,467

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
Noninterest-bearing demand deposits	$42,156	$107,130	$149,286	$-		149,286
Money market, NOW and savings deposits	110,874	240,412	351,286	-		351,286
Time deposits	250,876	127,074	377,950	642	H	378,592
Total deposits	403,906	474,616	878,522	642		879,164

Short-term borrowings	1,661	-	1,661	-		1,661
Long-term borrowings	20,000	95,400	115,400	3,589	I	118,989
Subordinated debt	6,895	10,310	17,205	(4,000)	J	13,205
Accrued interest payable	201	527	728	-		728
Accrued expenses and other liabilities	4,421	6,873	11,294	1,900	K	13,194
Total liabilities	437,084	587,726	1,024,810	2,131		1,026,941

Shareholders' equity:
Preferred stock	-	-	-	-		-
Common stock	28,619	10,663	39,282	4,025	L	32,644
				(10,663)	L
Additional paid-in capital	159,890	64,160	224,050	15,896	L	170,807
				(64,160)	L
				(4,979)	A
Accumulated deficit	(15,502)	(16,383)	(31,885)	16,383	L	(15,502)
Accumulated other comprehensive income	577	476	1,053	(476)	L	577
Treasury stock	-	(9,590)	(9,590)	9,590	L	-
Total shareholders' equity	173,584	49,326	222,910	(34,384)		188,526
Total liabilities and shareholders' equity	$610,668	$637,052	$1,247,720	$(32,253)		$1,215,467

Number of common shares outstanding	28,051,098	10,060,777		4,024,512		32,075,610
Total book value per share	$6.19	$4.90				$5.88

* See accompanying notes to the unaudited pro forma condensed combined financial information.

Pro Forma Condensed Combined Financial Information (Unaudited)
Pro Forma Condensed Consolidated Statements of Income
as of June 30, 2011
(Dollars in thousands, except per share data)
	Historical
	Park	Community	Pro Forma			Pro Forma
	Sterling	Capital	before	Pro Forma		after
	Corporation	Corporation	Adjustments	Adjustments		Adjustments
Interest income
Loans, including fees	$9,208	$12,273	$21,481	$480	M	$21,209
				(752)	M
Taxable investment securities	1,365	696	2,061	-		2,061
Tax-exempt investment securities	352	206	558	-		558
Federal funds sold and other	88	134	222	-		222
Total interest income	11,013	13,309	24,322	(272)		24,050

Interest expense
Deposits	2,623	1,837	4,460	(272)	N	4,188
Short-term borrowings	1	-	1	-		1
Long-term borrowings	282	1,641	1,923	(878)	O	1,045
Subordinated debt	379	365	744	154	P	898
Total interest expense	3,285	3,843	7,128	(996)		6,132
Net interest income	7,728	9,466	17,194	724		17,918

Provision for loan losses	7,707	2,350	10,057		Q	10,057
Net interest income (loss) after provision for loan losses	21	7,116	7,137	724		7,861

Noninterest income
Service charges on deposit accounts	51	753	804	-		804
Income on fiduciary activities	-	1,078	1,078	-		1,078
Commissions from sales of mutual funds	-	140	140	-		140
Gain on sale of securities available-for-sale	20	375	395	-		395
Gain on sale of loans held for sale	-	779	779	-		779
Other noninterest income	45	970	1,015	-		1,015
Total noninterest income (loss)	116	4,095	4,211	-		4,211

Noninterest expense
Salaries and employee benefits	5,482	5,009	10,491	-		10,491
Occupancy and equipment	557	961	1,518	14	R	1,532
Amortization of intangible assets	-	183	183	(183)	S	150
				150	S
Deposit charges and FDIC insurance	483	883	1,366	-		1,366
Other real estate owned expense	328	752	1,080	-		1,080
Other noninterest expense	2,858	2,477	5,335	-		5,335
Total noninterest expense	9,708	10,265	19,973	(19)		19,954

Income (loss) before income taxes	(9,571)	946	(8,625)	743		(7,882)

Income tax expense (benefit)	(3,570)	140	(3,430)	289	T	(3,141)

Net income (loss)	$(6,001)	$806	$(5,195)	$454		$(4,741)

Other comprehensive income (loss)	1,515	936	2,451	-		2,451

Comprehensive income (loss)	$(4,486)	$1,742	$(2,744)	$454		$(2,290)

Earnings per common share	$(0.21)	$0.08				$(0.15)
Diluted earnings per common share	$(0.21)	$0.08				$(0.15)
Average common shares outstanding	28,051,098	10,032,089		4,024,512		32,075,610
Diluted average common shares outstanding	28,051,098	10,048,529		4,024,512		32,075,610

* See accompanying notes to the unaudited pro forma condensed combined financial information.

Pro Forma Condensed Combined Financial Information (Unaudited)
Pro Forma Condensed Consolidated Statements of Income
as of December 31, 2010
(Dollars in thousands, except per share data)

	Historical
	Park	Community	Pro Forma			Pro Forma
	Sterling	Capital	before	Pro Forma		after
	Corporation	Corporation	Adjustments	Adjustments		Adjustments
Interest income
Loans, including fees	$20,260	$28,559	$48,819	$961	M	$48,276
				(1,504)	M
Taxable investment securities	1,567	1,650	3,217	-		3,217
Tax-exempt investment securities	642	496	1,138	-		1,138
Federal funds sold and other	173	305	478	-		478
Total interest income	22,642	31,010	53,652	(543)		53,109

Interest expense
Deposits	6,277	6,832	13,109	(545)	N	12,564
Short-term borrowings	9	-	9	-		9
Long-term borrowings	563	3,323	3,886	(1,758)	O	2,128
Subordinated debt	758	748	1,506	308	P	1,814
Total interest expense	7,607	10,903	18,510	(1,995)		16,515
Net interest income	15,035	20,107	35,142	1,452		36,594

Provision for loan losses	17,005	18,350	35,355	-	Q	35,355
Net interest income (loss) after provision for loan losses	(1,970)	1,757	(213)	1,452		1,239

Noninterest income
Service charges on deposit accounts	66	1,822	1,888	-		1,888
Income on fiduciary activities	-	1,936	1,936	-		1,936
Commissions from sales of mutual funds	-	329	329	-		329
Gain on sale of securities available-for-sale	19	1,999	2,018	-		2,018
Gain on sale of loans held for sale	-	1,875	1,875	-		1,875
Other noninterest income	45	2,740	2,785	-		2,785
Total noninterest income (loss)	130	10,701	10,831	-		10,831

Noninterest expense
Salaries and employee benefits	6,442	10,090	16,532	-		16,532
Occupancy and equipment	916	2,024	2,940	29	R	2,969
Amortization of intangible assets	-	404	404	(404)	S	300
				300	S
Deposit charges and FDIC insurance	728	1,694	2,422	-		2,422
Other real estate owned expense	411	2,287	2,698	-		2,698
Other noninterest expense	2,560	4,898	7,458	-		7,458
Total noninterest expense	11,057	21,397	32,454	(75)		32,379
Income (loss) before income taxes	(12,897)	(8,939)	(21,836)	1,527		(20,309)
Income tax expense (benefit)	(5,038)	(3,454)	(8,492)	594	T	(7,898)
Net income (loss)	$(7,859)	$(5,485)	$(13,344)	$933		$(12,411)
Other comprehensive income (loss)	(2,156)	(1,369)	(3,525)	-		(3,525)
Comprehensive income (loss)	$(10,015)	$(6,854)	$(16,869)	$933		$(15,936)
Earnings per common share	$(0.58)	$(0.55)				$(0.71)
Diluted earnings per common share	$(0.58)	$(0.55)				$(0.71)
Average common shares outstanding	13,558,221	9,914,218		4,024,512		17,582,733
Diluted average common shares outstanding	13,558,221	9,914,218		4,024,512		17,582,733

* See accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting.  Balance sheet data is presented as of  June 30, 2011 and assumes the merger involving Park Sterling and Community Capital was completed on that date.  Income statement data is presented to give effect to the merger as if it had occurred on January 1, 2010. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position had the merger been consummated at the beginning of the period presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Certain historical financial information has been reclassified to conform to the current presentation. The merger, which is currently expected to be completed in the fourth quarter of 2011, provides that the merger consideration to be paid by Park Sterling will be approximately 60% in shares of Park Sterling common stock and approximately 40% in cash, and is subject to satisfaction of customary closing conditions, including Community Capital shareholder approval and regulatory approvals.

The unaudited pro forma condensed combined financial information includes preliminary estimated adjustments to record assets and liabilities of Community Capital at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Community Capital’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets, commitments, executory contracts, and other items of Community Capital as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Community Capital’s shareholders’ equity including results of operations from July 1, 2011 through the date the merger is completed will also change the amount of goodwill recorded.

Note 2 – Accounting Policies and Financial Statement Classifications

The accounting policies of both Park Sterling and Community Capital are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined. There are currently no material transactions between Park Sterling and Community Capital in relation to the unaudited pro forma condensed combined financial information.

Note 3 – Merger Related Charges

In connection with the merger, the plan to integrate Park Sterling’s and Community Capital’s operations is still being developed. The total merger related costs have been preliminarily estimated to be approximately $6.0 million ($3.7 million after tax) and are included in the unaudited pro forma condensed consolidated balance sheet in accordance with disclosure guidelines. These estimates are based on current managerial assumptions regarding the operations and activities of the combined companies. The specific details of these plans will continue to be refined over the next several months as business units and functional areas from Park Sterling and Community Capital work together to finalize their operating models. This effort is designed to assess the two companies’ product offerings, organizational structure, operating platforms information technology, distribution network, operating policies and procedures, employee benefit plans, supply chain methodologies, and service contracts to determine optimum strategies to serve customers and realize cost savings. Management is unable to determine the exact period over which merger costs will be recognized until this integration planning is completed. However, management does not anticipate realizing the full $6.0 million in merger costs estimated above at consummation. The following table provides a breakdown of the estimated merger related charges.

	Estimated Merger Related Charges
($ in thousands)	Total	Actual Through June 30, 2011	Remaining	Estimated Timing of Recognition
Employee Related Expense	$1,950	$-	$1,950	At or near merger consummation
Technology & Operations Integration	1,650	-	1,650	Within 12 to 18 months of merger consummation
Legal and Professional Fees	1,300	772	528	At or near merger consummation
Investment Banking Fees	750	235	515	At merger consummation
Real Estate Apprasials - Loan Related	150	-	150	Within 3 to 6 months of merger consummation
Other Merger Related Expense	200	15	185	Within 3 to 6 months of merger consummation
	$6,000	$1,021	$4,979

Note 4 – Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current assumptions and valuations which are subject to change.

Balance Sheet Adjustments
A
Cash was adjusted to reflect the payment of cash merger consideration of an estimated $13.3 million, estimated  remaining merger-related expenses of $5.0 million (which is assumed to happen at closing prior to any income statement effect, and is therefore offset by a reduction in additional paid-in-capital), and an estimated $8.0 thousand in previously deferred dividends to holders of Community Capital restricted stock.

B
Park Sterling identified $52.1 million in net preliminary estimated fair value adjustments to CapitalBank’s loan portfolio during due diligence. This includes a $50.2 million credit to reflect the estimated credit portion of the fair value adjustment and a net $1.9 million credit to reflect estimated fair value based upon current interest rates for similar loans, both as required under ASC Topic 805. Park Sterling engaged a third-party advisor to assist in determining all fair value adjustments. Actual fair value adjustments may be revised based upon existing exposures, market conditions or other factors at the time of merger.

The interest rate portion of the fair value adjustment ($1.9 million) was determined by comparing the pricing on CapitalBank’s existing loan exposures to current market benchmarks. Exposures were analyzed based on loan type, risk rating and maturity. Market benchmarks were created based on the advisor’s proprietary data, adjusted by management input for current local market conditions. This adjustment will be accreted into income over the estimated lives of these loans. Estimated accretion in the pro forma was determined using the sum-of-the-years-digits method, which approximates the level yield method.

The credit portion of the fair value adjustment ($50.2 million) was determined by estimating remaining loss content in the loan portfolio as required under ASC Topic 805. This amount is an estimate of the contractual cash flows not expected to be collected over the estimated lives of these loans as determined by Park Sterling during due diligence. The scope of this due diligence, which was conducted as of February 28, 2011, included approximately $472.4 million in total loans, of which $218.4 million, or 46%, were evaluated through individual file reviews, $176.1 million, or 37%, through quantitative modeling and $77.9 million, or 17%, through extrapolation of findings from the individual file reviews and quantitative modeling. Individual file reviews included evaluation of factors such as a borrower’s balance sheet strength, earnings capability, cash flow generation, collateral value and, if applicable, guarantor strength. Quantitative modeling included evaluation of roll rate analysis and estimates of probability of default and loss given default.  Both approaches represent Park Sterling’s judgment regarding the potential credit losses in Community Capital’s loan portfolio based upon assumptions regarding potential migration of Community Capital’s loan portfolio in future periods and assumptions regarding potential disposition strategies for problem assets.

During due diligence, Park Sterling engaged a third-party advisor to evaluate the residential mortgage portfolio and third-party contractors to assist Park Sterling personnel with the evaluation of the commercial real estate and C&I portfolios. As part of this due diligence, loans were initially segregated and evaluated by loan type. Within each loan type, loans were further segregated and evaluated by performance characteristics such as loan grade and payment status (i.e., 30 days past due, 60 to 89 days past due, 90 plus days past due, nonaccrual). Through this evaluation, approximately $66.8 million of loans were estimated to be purchase impaired (loans for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments).  A breakdown of estimated purchase impaired and nonpurchase impaired loans by loan type, as well as the total estimated credit portion of the fair value adjustment, is shown in the table below:

Loan Type	Purchase Impaired	Nonpurchase Impaired	Total Loans
Construction and development	$35,004	$58,735	$93,739
Commercial real estate (own-occ)	12,640	107,521	120,161
Commercial real estate (other)	1,793	35,981	37,774
Commercial and industrial	2,848	34,396	37,224
Other commercial	660	18,402	19,062
Residential	13,784	144,556	158,340
Other consumer	46	5,991	6,037
Total loans	$66,775	$405,582	$472,357

The $66.8 million of loans estimated to be purchase impaired fall within the scope of ASC 310-30, which provides recognition, measurement and disclosure guidance for loans acquired with evidence of deteriorated credit quality since origination for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments. Approximately $31.2 million, or 62%, of the total $50.2 million estimated credit portion of the fair value adjustment relates to purchase impaired loans. This adjustment results in a preliminarily estimated fair value of purchase impaired loans at acquisition of $35.6 million, representing the estimated collectible principal balance of these loans. The estimated annual contractually required interest payments on these purchase impaired loans total $2.8 million, none of which is expected to be collected.

The final determination of whether acquired loans are to be accounted for as purchase impaired under ASC 310-30 must be made at acquisition on either a loan-by-loan or loan-pool-by-loan-pool basis. The excess of cash flows expected to be collected over the carrying value of such loans is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or the pool of loans. The accretable yield may be affected by changes in interest rate indices, changes in prepayment assumptions and/or changes in the collectability of principal or interest payments that cause actual cash flows to differ from expected cash flows. Park Sterling is in the process both of acquiring an accounting software package to generate the measurement and disclosure guidance required under ASC 310-30 and engaging a third-party advisor to assist in its implementation. Final determination of which acquired loans will be evaluated individually for accretion and impairment testing purposes, which loans will be segregated into pools, how many pools will be created and how such segregation will occur will be determined in conjunction with the installation of this software.  Park Sterling has assumed no income (accretable yield) from any loan estimated to be subject to ASC 310-30 in this Unaudited Pro Forma Condensed Combined Financial Information.

The estimate of contractual cash flows resulting from Park Sterling’s due diligence, including both the estimated interest rate portion and credit portion of the total $52.1 million fair value adjustment, differs from the allowance for loan losses under ASC Topic 450 using the incurred loss model, which estimated probable loan losses incurred as of the balance sheet date. Under the incurred loss model, losses expected as a result of future events are not recognized.  When using the expected cash flow approach, these losses are considered in the valuation. Further, when estimating the present value of expected cash flows, the loans are discounted using an effective interest rate, which is not considered in the incurred loss method.  Output included an estimate both of loans with evidence of deteriorated credit quality since origination and of potential credit losses.

C	Community Capital’s existing allowance for loan losses was eliminated to reflect accounting guidance.

D	Premises and equipment were adjusted by $1.7 million to reflect estimated fair value adjustments for real property.

E
As described in Note 5 – Preliminary Purchase Accounting Allocation in the accompanying notes, based on management’s estimates of adjustments to reflect assets acquired and liabilities assumed at fair value, the aggregate purchase price to be paid by Park Sterling, assuming a price per share of Park Sterling common stock of $4.95, will result in approximately $6.7 million in preliminary goodwill in connection with the merger. Management believes this estimated goodwill appropriately reflects the potential contribution of Community Capital to the Park Sterling franchise as a strong business and cultural fit that also advances Park Sterling’s objective of building a regional banking franchise in the Carolinas and Virginia and complements Park Sterling’s organic growth initiatives in Charleston and the upstate region of South Carolina, provides an attractive source of core deposits in close proximity to both Park Sterling’s existing footprint and to nearby South Carolina growth markets in Columbia and Greenville/Spartanburg and expands Park Sterling’s current product mix by adding attractive wealth management, residential mortgage, retail banking and cash management capabilities. See “Proposal No. 1—The Merger—Park Sterling’s Reasons for the Merger” beginning on page 49 of this Proxy Statement/Prospectus for a discussion of the material factors considered by the Park Sterling board of directors in connection with its evaluation of the merger.

F
Intangible assets were adjusted by a net $1.9 million to reflect the write-off of Community Capital’s historical intangible asset of $1.1 million and to establish an identifiable intangible of $3.0 million for estimated core deposit intangible.

G
Estimated deferred tax asset arising from the credit quality fair value adjustment on loans and other fair value adjustments of assets and liabilities, less deferred tax liabilities arising from the core deposit intangible and other fair value adjustments of assets and liabilities. Estimated deferred taxes were calculated at the estimated consolidated statutory tax rate of 36.68%.

H
Time deposits were adjusted by an estimated $0.6 million credit for fair value adjustments on deposits at current market rates for similar products. This adjustment will be accreted into income over the estimated lives of the deposits. Estimated accretion in the pro forma was computed using the sum-of-the-years-digits method, which approximates the level yield method.

I
Long-term borrowings were adjusted by an estimated $3.6 million credit for fair value adjustment of borrowings at current interest rates for similar borrowings. This adjustment will be accreted into income over the estimated life of the borrowings. Estimated accretion was determined using the sum-of-the-years-digits method, which approximates the level yield method.

J
Subordinated debt was adjusted by an estimated $4.0 million debit for fair adjustment at current interest rates for similar debt. This adjustment will be amortized into income over the estimated life of the debt. Estimated amortization was determined using the sum-of-the-years-digits method, which approximates the level yield method.

K
Other liabilities were adjusted by $1.9 million to reflect the estimated accrual of certain compensation obligations and to reflect more current market discount rates on Community Capital’s supplemental employee retirement plan (rate assumption – 5.50%).

L
Shareholders equity was adjusted by a net $34.8 million to reflect (i) an estimated $19.9 million credit for the equity component of merger consideration; (ii) and an estimated $48.9 million debit to eliminate historical shareholders’ equity of Community Capital pursuant to ASC 805.  Historic shareholders’ equity has been eliminated and consolidated shareholders’ equity has been adjusted to reflect Park Sterling’s estimated capitalization of Community Capital.  The pro forma adjustments reflect that 60% of the total number of shares of Community Capital common stock outstanding at the closing to be exchanged for 0.6667 of a share of Park Sterling common stock and the remaining 40% of the outstanding shares will be exchanged for cash at a price of $3.30 per share.  Based on these assumptions, the pro forma adjustments reflect the issuance of approximately 4,025,000 shares of Park Sterling common stock with an aggregate value of $19.9 million.

Income Statement Adjustments
M
Interest income from loans has been adjusted to estimate the loss of income from nonperforming loans (debit) and the accretion of the acquisition accounting adjustment related to current interest rates (credit).

N	Interest expense from deposits has been adjusted to estimate the amortization of the acquisition accounting adjustment related to current interest rates.

O	Interest expense from long-term borrowings has been adjusted to estimate the amortization of the acquisition accounting adjustment related to current interest rates.

P	Interest expense from subordinated debt has been adjusted to estimate the accretion of the acquisition accounting adjustment related to current interest rates.

Q
The provision for loan losses of $18.4 million as of December 31, 2010 and $2.4 million as of June 30, 2011 represent the historical provisions for Community Capital for the twelve-month and six -month periods then ended, respectively. Management expects that future provision expense related to CapitalBank’s loan portfolio will be less than last year’s results given that loans will be recorded at fair market value, taking into consideration estimated remaining loss content as discussed in Note B above, at the time of the merger. Any provision expense (or loss accruals) recognized after the merger closes shall reflect only those losses incurred by Park Sterling after acquisition, rather than losses either incurred by CapitalBank or estimated by Park Sterling as described above.  For loans subject to ASC 310-30, any such loss accrual would represent the subsequent decrease, if any, in the estimate of cash flows expected to be collected from such loans after acquisition.

R	Occupancy and equipment expense has been adjusted to estimate the amortization expense of the fair value adjustments for real property.

S
Intangible amortization expense has been adjusted to estimate the amortization of incremental identifiable intangible assets recognized (debit) and the elimination of amortization on existing Community Capital intangibles (credit).

T	Income-tax expense reflects adjustment to estimated consolidated effective tax rate of 38.89%.

Note 5 – Preliminary Purchase Accounting Allocation

The unaudited pro forma condensed combined financial information reflects the issuance of approximately 4,025,000 shares of Park Sterling common stock totaling approximately $19.9 million as well as cash consideration of approximately $13.3 million. The merger will be accounted for using the acquisition method of accounting; accordingly Park Sterling’s cost to acquire Community Capital will be allocated to the assets (including identifiable intangible assets) and liabilities of Community Capital at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

(Dollars in thousands, except per share data)
	June 30, 2011

Pro Forma purchase price
Community Capital common stock	10,060,777
Closing price per share of Park Sterling common stock (1)	$4.95

60% Stock consideration
Community Capital common stock		6,036,466
Exchange ratio		0.6667
Total shares of Park Sterling stock exchanged	$19,921	4,024,512

40% Cash consideration at $3.30 per share	$13,280
Total pro forma purchase price	$33,201
Preliminary allocation of the pro forma purchase price
Community Capital shareholder's equity	49,326
Community Capital intangible assets	(1,076)

Adjustments to reflect assets acquired and liabilities assumed at fair value:
Interest-earning balances at banks	(8)
Loans	(52,114)
Allowance for loan losses	14,598
Premises and equipment, net	1,709
Intangible assets	3,000
Deferred taxes	13,213
Deposits	(642)
Long-term borrowings	(3,589)
Subordinated debt	4,000
Accrued expenses and other liabilities	(1,900)
Fair value of net assets acquired	26,517
Preliminary pro forma goodwill resulting from the merger	$6,684

(1) Assumed closing price

Note 6 – Pro Forma Capital Ratios

The following table sets forth pro forma capital ratios for the combined company based upon the unaudited pro forma condensed combined financial information as of June 30, 2011:

	As of June 30, 2011		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Actions Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in thousands)
Total Risk-Based Capital Ratio	$187,245	22.34%	$67,061	8.00%	$83,827	10.00%

Tier 1 Capital Ratio	175,101	20.89%	33,531	4.00%	50,296	6.00%

Tier 1 Leverage Ratio	175,101	14.21%	49,278	4.00%	61,597	5.00%

LEGAL MATTERS

The validity of the Park Sterling common stock to be issued in connection with the merger will be passed upon for Park Sterling by McGuireWoods. McGuireWoods, on behalf of Park Sterling, and Nelson Mullins, on behalf of Community Capital, will also opine as to material federal income-tax consequences of the merger.

EXPERTS

The consolidated financial statements of Park Sterling Corporation and its subsidiary as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 included herewith, have been audited by Dixon Hughes Goodman LLP (formerly Dixon Hughes PLLC), an independent registered public accounting firm, as indicated in its related audit reports, and are included in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing. Effective April 1, 2011, Dixon Hughes PLLC merged with Goodman & Company LLP and the combined practice now operates under the name Dixon Hughes Goodman LLP.

The consolidated financial statements of Community Capital Corporation and its subsidiary as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 included herewith, have been audited by Elliott Davis, LLC, an independent registered public accounting firm, as indicated in its related audit reports, and are included in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

PROPOSAL NO. 3 - ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING

If Community Capital does not receive a sufficient number of votes to constitute a quorum or approve the merger agreement and the merger, it may propose to adjourn or postpone the special meeting for the purpose of soliciting additional proxies to establish a quorum or approve the merger agreement and the merger. Community Capital does not currently intend to propose adjournment or postponement at the special meeting if there are sufficient votes to approve the merger agreement and the merger. If approval of the proposal to adjourn or postpone the special meeting for the purpose of soliciting additional proxies is submitted to the Community Capital shareholders for approval, the approval requires that the number of votes cast at the special meeting, in person or by proxy and entitled to vote thereon, in favor of the proposal exceeds the votes cast against the proposal, whether or note a quorum is present. The board of directors of Community Capital unanimously recommends that shareholders vote “FOR” the proposal to adjourn or postpone the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the merger.

OTHER MATTERS

Under South Carolina law and the Community Capital bylaws, business to be conducted at a special meeting of shareholders may only be brought before the meeting pursuant to a notice of meeting.  Any Community Capital shareholder desiring to bring business before the special meeting must, before the 10th day following the date on which the notice of special meeting is first given to Community Capital’s shareholders, provide a notice to the Community Capital Corporate Secretary containing a brief description of the business that such shareholder desires to bring before the meeting, the shareholder’s name and address, the number of shares held and any interest that shareholder has in the business that it seeks to bring before the meeting.

COMMUNITY CAPITAL 2011 ANNUAL MEETING SHAREHOLDER PROPOSALS

Community Capital will hold its 2011 annual meeting of shareholders only if it reasonably expects that the merger with Park Sterling will not be completed. In the event that Community Capital elects to hold its 2011 annual meeting, more information on the deadline for the submission of shareholder proposals to be considered at the 2011 annual meeting will be provided in a quarterly report on Form 10-Q of Community Capital. In order to be considered for inclusion in the proxy statement and proxy to be used in connection with Community Capital’s 2011 annual meeting (in the event this meeting is held), shareholder proposals must be received by Community Capital’s Corporate Secretary a reasonable time before Community Capital begins to print and mail those proxy materials. Any shareholder proposals will be subject to Rule 14a-8 under the Exchange Act.

A Community Capital shareholder may wish to have a proposal presented at the 2011 annual meeting of shareholders of Community Capital (in the event this meeting is held), but not to have the proposal included in the proxy statement and proxy relating to that meeting. If notice of any such proposal is not received by Community Capital by close of business on the tenth day following the date on which the notice of the 2011 annual meeting of shareholders was actually mailed, then such proposal shall be deemed untimely. Notwithstanding the foregoing, Community Capital’s articles of incorporation entitle any shareholder entitled to vote for the election of directors to make nominations for the election only by giving written notice to Community Capital’s Corporate Secretary at least 30 days but not more than 60 days before the 2011 annual meeting of shareholders at which directors are to be elected, unless the requirement is waived in advance of the meeting by the affirmative vote of 80% of Community Capital’s directors.

PARK STERLING CORPORATION

FINANCIAL STATEMENTS

PARK STERLING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(Dollars in thousands)

	June 30, 2011	December 31, 2010 *
ASSETS

Cash and due from banks	$14,349	$2,433
Interest-earning balances at banks	8,571	5,040
Federal funds sold	44,060	57,905
Investment securities available-for-sale, at fair value	146,734	140,590
Loans held for sale	1,600	-
Loans	380,365	399,829
Allowance for loan losses	(11,277)	(12,424)
Net loans	369,088	387,405

Federal Home Loan Bank stock	1,882	1,757
Premises and equipment, net	4,862	4,477
Accrued interest receivable	1,462	1,640
Other real estate owned	3,470	1,246
Other assets	14,590	13,615

Total assets	610,668	$616,108

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
Noninterest-bearing demand deposits	$42,156	$36,333
Money market, NOW and savings deposits	110,874	71,666
Time deposits of less than $100,000	59,969	78,242
Time deposits of $100,000 through $250,000	68,049	79,020
Time deposits of more than $250,000	122,858	142,559
Total deposits	403,906	407,820

Short-term borrowings	1,661	874
FHLB advances	20,000	20,000
Subordinated debt	6,895	6,895
Accrued interest payable	201	290
Accrued expenses and other liabilities	4,421	3,128
Total liabilities	437,084	439,007

Shareholders' equity:
Preferred stock, no par value 5,000,000 shares authorized; -0- issued and outdstanding at June 30, 2011 and December 31, 2010, respectively	-	-
Common stock, $1.00 par value 200,000,000 shares authorized at June 30, 2011 and December 31, 2010; 28,619,358 and 28,051,098 shares outstanding at June 30, 2011 and December 31, 2010, respectively	28,619	28,051
Additional paid-in capital	159,890	159,489
Accumulated deficit	(15,502)	(9,501)
Accumulated other comprehensive income (loss)	577	(938)
Total shareholders' equity	173,584	177,101

Total liabilities and shareholders' equity	$610,668	$616,108

* Derived from audited financial statements.

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

PARK STERLING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (Unaudited)
(Dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Interest income
Loans, including fees	$4,450	$5,169	$9,208	$10,312
Federal funds sold	33	9	63	18
Taxable investment securities	684	285	1,365	611
Tax-exempt investment securities	181	160	352	320
Interest on deposits at banks	11	15	25	28
Total interest income	5,359	5,638	11,013	11,289

Interest expense
Money market, NOW and savings deposits	176	89	317	172
Time deposits	1,080	1,460	2,306	2,944
Short-term borrowings	1	3	1	8
FHLB advances	141	141	282	279
Subordinated debt	189	189	379	379
Total interest expense	1,587	1,882	3,285	3,782
Net interest income	3,772	3,756	7,728	7,507

Provision for loan losses	3,245	1,094	7,707	2,625
Net interest income (loss) after provision for loan losses	527	2,662	21	4,882

Noninterest income
Service charges on deposit accounts	25	15	51	29
Gain on sale of securities available-for-sale	1	1	20	19
Other noninterest income	18	8	45	14
Total noninterest income	44	24	116	62

Noninterest expense
Salaries and employee benefits	2,975	1,299	5,482	2,551
Occupancy and equipment	301	224	557	430
Advertising and promotion	87	96	125	153
Legal and professional fees	1,205	83	1,512	159
Deposit charges and FDIC insurance	196	182	483	358
Data processing and outside service fees	128	100	251	193
Director fees	45	47	86	47
Net cost of operation of other real estate	93	239	328	275
Other noninterest expense	444	207	884	353
Total noninterest expense	5,474	2,477	9,708	4,519

Income (loss) before income taxes	(4,903)	209	(9,571)	425

Income tax expense (benefit)	(1,789)	36	(3,570)	95

Net income (loss)	$(3,114)	$173	$(6,001)	$330

Basic earnings (loss) per common share	$(0.11)	$0.03	$(0.21)	$0.07

Diluted earnings (loss) per common share	$(0.11)	$0.03	$(0.21)	$0.07

Weighted-average common shares outstanding
Basic	28,051,098	4,951,098	28,051,098	4,951,098
Diluted	28,051,098	4,951,098	28,051,098	4,951,098

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

PARK STERLING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)
Six Months Ended June 30, 2011 and 2010
(Dollars in thousands)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity

Balance at December 31, 2009	4,951,098	$23,023	$23,496	$(1,642)	$1,218	$46,095

Share-based compensation expense	-	-	190	-	-	190

Comprehensive income (loss):
Net income	-	-	-	330	-	330
Unrealized holding gains on available-for-sale securities, net of taxes	-	-	-	-	469	469
Unrealized holding losses on interest rate swaps, net of taxes	-	-	-	-	(394)	(394)
Total comprehensive income (loss)	-	-	-	-	-	405

Balance at June 30, 2010	4,951,098	$23,023	$23,686	$(1,312)	$1,293	$46,690

Balance at December 31, 2010	28,051,098	$28,051	$159,489	$(9,501)	$(938)	$177,101

Issuance of restricted stock
grants	568,260	568	(568)	-	-	-

Share-based compensation expense	-	-	969	-	-	969

Comprehensive income (loss):
Net loss	-	-	-	(6,001)	-	(6,001)
Unrealized holding gains on available-for-sale securities, net of taxes	-	-	-	-	1,797	1,797
Unrealized holding losses on interest rate swaps, net of taxes	-	-	-	-	(282)	(282)
Total comprehensive income (loss)	-	-	-	-	-	(4,486)

Balance at June 30, 2011	28,619,358	$28,619	$159,890	$(15,502)	$577	$173,584

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

PARK STERLING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
 (Dollars in thousands)

	Six Months Ended
	June 30,
	2011	2010
Cash flows from operating activities
Net income (loss)	$(6,001)	$330
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	771	233
Provision for loan losses	7,707	2,625
Share-based compensation expense	969	190
Income on termination of swap	-	(352)
Gain on sales of investment securities available-for-sale	(20)	(19)
Gain (loss) on sales of other real estate	(3)	223
Writedowns to other real estate	301	-
Loans held for sale	(1,600)	-
Change in assets and liabilities:
Decrease in accrued interest receivable	178	117
Decrease in other assets	(2,383)	(327)
Decrease in accrued interest payable	(89)	(146)
Increase in accrued expenses and other liabilities	1,293	87
Net cash provided by operating activities	1,123	2,961

Cash flows from investing activities
Net decrease (increase) in loans	6,924	(4,621)
Purchases of bank premises and equipment	(573)	(109)
Purchases of investment securities available-for-sale	(46,940)	(4,233)
Proceeds from sales of investment securities available-for-sale	24,316	5,163
Proceeds from maturities and call of investment securities available-for-sale	18,931	2,052
Proceeds from sale of other real estate	1,073	2,655
Improvements to other real estate	-	(93)
Purchase of Federal Home Loan Bank stock	(125)	-
Net cash provided by investing activities	3,606	814

Cash flows from financing activities
Net (decrease) increase in deposits	(3,914)	19,150
Increase (decrease) in short-term borrowings	787	(5,227)
Net cash (used by) provided by financing activities	(3,127)	13,923

Net increase in cash and cash equivalents	1,602	17,698

Cash and cash equivalents, beginning	65,378	23,237

Cash and cash equivalents, ending	$66,980	$40,935

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,374	$3,928
Cash paid for income taxes	-	64

Supplemental disclosure of noncash investing and financing activities:
Change in unrealized gain on available-for-sale securities, net of tax	$1,797	$469
Change in unrealized loss on swap, net of tax	(282)	(394)
Loans transferred to other real estate owned	3,595	1,769

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 – Basis of Presentation

Park Sterling Corporation (the “Company”) was formed on October 6, 2010 to serve as the holding company for Park Sterling Bank (the “Bank”) and is a bank holding company registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act (the “BHC Act”). On January 1, 2011, the Company acquired all of the outstanding stock of the Bank in a statutory exchange transaction (the “Reorganization”). Prior to January 1, 2011, the Company conducted no operations other than obtaining regulatory approval for the Reorganization. The information in the unaudited condensed consolidated financial statements and accompanying notes for all periods prior to January 1, 2011 is that of the Bank on a stand-alone basis.

The Bank was incorporated on September 8, 2006, as a North Carolina-chartered commercial bank and began operations in October 2006. The Bank’s primary focus is to provide banking services to small and mid-sized businesses, owner-occupied and income producing real estate owners, professionals and other customers doing business or residing within its target markets. The Bank operates under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation (the “FDIC”) and the State of North Carolina Office of the Commissioner of Banks (the “NC Commissioner”). The Bank undergoes periodic examinations by those regulatory authorities.

On March 30, 2011, the Company and Community Capital Corporation (“Community Capital”) entered into an Agreement and Plan of Merger, pursuant to which Community Capital will be merged with and into the Company, with the Company as the surviving entity. The merger has been unanimously approved by the board of directors of each company and the Company has received approval of the merger from the Federal Reserve Board and the South Carolina State Board of Financial Institutions (the “SC Board”). The merger is subject to customer closing conditions, including Community Capital shareholder approval.  If the merger is completed, each outstanding share of Community Capital common stock will be exchanged for either 0.6667 of a share of Company common stock or $3.30 in cash, subject to the limitation that the total consideration will consist of 40.0% in cash and 60.0% in shares of Company common stock.

The accompanying unaudited condensed consolidated financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. Because the accompanying unaudited condensed consolidated financial statements do not include all of the information and footnotes required by GAAP, they should be read in conjunction with the Company’s audited consolidated financial statements and accompanying footnotes (the “2010 Audited Financial Statements”) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission (“SEC”) on March 31, 2011 (the “2010 Form 10-K”).

In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all normal, recurring adjustments necessary to present fairly the financial position of the Company as of June 30, 2011, and the results of operations and cash flows for the three- and six-months ended June 30, 2011 and 2010. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year or for other interim periods.

Tabular information, other than share and per share data, is presented in thousands of dollars.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the valuation of the allowance for loan losses, determination of the need for a deferred tax asset valuation allowance and the fair value of financial instruments and other accounts.

Certain amounts reported in prior periods have been reclassified to conform to the current period presentation.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 2 - Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurement (“ASU No. 2010-06”). ASU No. 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in FASB Accounting Standards Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase transparency in financial reporting.

Specifically, ASU No. 2010-06 amends Codification Subtopic 820-10 to now require that: (1) a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) a reporting entity present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). In addition, ASU No. 2010-06 clarifies the requirements for purposes of reporting fair value measurement for each class of assets and liabilities, and that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities and should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU No. 2010-06 became effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 rollforward information, which was adopted by the Company on January 1, 2011.  The adoption of the gross presentation disclosures did not have an impact on the Company's financial position or results of operations.

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (Topic 310) (“ASU No. 2010-20”). ASU No. 2010-20 will require the Company to provide a greater level of disaggregated information about the credit quality of the Company’s loans and the Allowance for Loan Losses (the “Allowance”). ASU No. 2010-20 requires the Company to disclose additional information related to credit quality indicators, past due information, and information related to loans modified in a troubled debt restructuring. The provisions of ASU No. 2010-20 were effective for the Company’s reporting period ending December 31, 2010. As this ASU amends only the disclosure requirements for loans and the Allowance, the adoption had no material impact on the Company’s financial condition or results of operations.

In April 2011, the FASB issued ASU No. 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring (Topic 310) (“ASU No. 2011-02”). ASU No. 2011-02 provides greater clarity and guidance to assist creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. As a result of applying these amendments, the Company may identify receivables that are newly considered impaired.  For purposes of measuring impairment of those receivables, the amendments will be applied prospectively for the first interim or annual period beginning on or after June 15, 2011.  The Company will be required to disclose the total amount of receivables and the allowance for credit losses as of the end of the period of adoption related to those receivables that are newly considered impaired under Section 310-10-35 (FAS 114) for which impairment was previously measured under Subtopic 450-20, Contingencies: Loss Contingencies (FAS 5). The provisions of ASU No. 2011-02 are effective for the Company’s reporting period ending September 30, 2011. Management is still evaluating the impact of this ASU on the Company’s financial condition.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). ASU No. 2011-05 requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011, with early adoption permitted. Management is evaluating the impact of this ASU on the Company’s consolidated financial statements.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 – Shareholders’ Equity

Common Stock

On May 4, 2010, the Bank’s shareholders approved an amendment to the Articles of Incorporation of the Bank to increase the number of authorized shares of common stock to 200,000,000.

On August 18, 2010, in connection with its public offering of common stock (the “Public Offering”), the Bank consummated the issuance and sale of 23,100,000 shares of common stock at $6.50 per share, for a gross aggregate offering price of $150.2 million. The Bank incurred underwriting fees of $6.0 million and related expenses of $0.9 million resulting in net proceeds of $143.2 million being received by the Bank of which $140.2 was recorded in shareholders’ equity. Additional underwriting fees equal to $3.0 million will be payable in the future if the common stock price closes at a price equal to or above 125% of the offering price, or $8.125 per share, for a period of 30 consecutive days. A liability for the $3.0 million contingent underwriting fee has been accrued and is included in other liabilities in the accompanying balance sheet at June 30, 2011.

On January 1, 2011, in conjunction with the Company’s acquisition of the Bank in a statutory exchange transaction, the par value of authorized common stock of the Company, which was established in the Company’s Articles of Incorporation at $1.00 per share, replaced the previously reported par value of $4.65 per share of common stock of the Bank. This transaction was given retroactive effect in the financial statements. As such, the par value of the common stock reflected in the consolidated balance sheet as of December 31, 2010 reflects a $102.4 million reclassification from common stock to additional paid-in capital as a result of the Reorganization.

Share-Based Plans

The Company may grant share-based compensation to employees and non-employee directors in the form of stock options, restricted stock or other stock-based awards. Share-based compensation expense is measured based on the fair value of the award at the date of grant and is charged to earnings on a straight-line basis over the requisite service period, which is currently up to seven years. The fair value of stock options is estimated at the date of grant using a Black-Scholes option-pricing model and related assumptions. The amortization of share-based compensation reflects estimated forfeitures, adjusted for actual forfeiture experience. The fair value of restricted stock awards, subject to share price performance vesting requirements, is estimated using a Monte Carlo simulation and related estimated assumptions for volatility and a risk free interest rate.

The Company maintains equity-based compensation plans for directors and employees. During 2010, the Board of Directors of the Bank adopted and shareholders approved the Park Sterling Bank 2010 Stock Option Plan for Directors and the Park Sterling Bank 2010 Employee Stock Option Plan (the “2010 Plans”). The 2010 Plans are substantially similar to the Bank’s 2006 option plans for directors and employees, which provided for an aggregate of 990,000 of common shares reserved for options. The 2010 Plans provide for an aggregate of 1,859,550 of common shares reserved for options. Upon effectiveness of the Reorganization, the Company assumed all outstanding options under the 2010 plans and the 2006 plans, and the Company’s common stock was substituted as the stock issuable upon the exercise of options under these plans.

Also during 2010, the Board of Directors of the Company adopted and shareholders approved the Park Sterling Corporation 2010 Long-Term Incentive Plan for directors and employees (the “LTIP”), which was effective upon the Reorganization and replaced the 2010 Plans. The LTIP provides for an aggregate of 1,016,400 of common shares reserved for issuance to employees and directors in connection with stock options, stock appreciation rights and other stock-based awards (including, without limitation, restricted stock awards).

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Activity in the Company’s shared based plans is summarized in the following table:

		Outstanding Options				Nonvested Restricted Shares
	Shares		Weighted	Weighted			Weighted
	Available		Average	Average			Average	Aggregate
	for Future	Number	Exercise	Contractual	Intrinsic	Number	Grant Date	Intrinsic
	Grants	Outstanding	Price	Term (Years)	Value	Outstanding	Fair Value	Value

At December 31, 2010	525,918	2,323,632	$7.83	8.50	$-	-	$-	$-
Replacement of 2010 Plans	(525,918)	-	-	-	-	-	-	-
Approved for issuance	1,016,400	-	-	-	-	-	-	-
Options Granted	(109,340)	109,340	5.56	-	1,205	-	-	-
Restricted Shares Granted	(568,260)	-	-	-	-	568,260	3.91	2,818,570
Exercised		-	-	-	-	-	-	-
Expired and forfeited	-	(242,908)	7.21	-	-	-	-	-

At June 30, 2011	338,800	2,190,064	$7.78	8.08	$1,205	568,260	$3.91	$2,818,570

Exercisable at June 30, 2011		726,827	$10.49	5.81	$-

The fair value of options is estimated at the date of the grant using the Black-Scholes option-pricing model and expensed over the options’ vesting periods. The following weighted-average assumptions were used in valuing options issued during the six months ended June 30, 2011.

Assumptions in Estimating Option Values
Weighted-average volatility	31.13%
Expected dividend yield	0%
Risk-free interest rate	3.95%
Expected life	7 years

Approximately 7,750 options vested during the six months ended June 30, 2011; no options vested for the six months ended June 30, 2010. The compensation expense for stock option plans was $256 thousand and $87 thousand for the three months ended June 30, 2011 and 2010, respectively, and $566 thousand and $190 thousand for the six months ended June 30, 2011 and 2010, respectively. At June 30, 2011, unrecognized compensation cost related to nonvested stock options of $2.7 million is expected to be recognized over a weighted-average period of 1.20 years.

No shares of restricted stock vested during the six months ended June 30, 2011. The compensation expense for restricted shares was $267 thousand and $403 thousand for the three and six months ended June 30, 2011, respectively.  At June 30, 2011, unrecognized compensation cost related to nonvested restricted shares of $2.0 million is expected to be recognized over a weighted-average period of 3.23 years. There were no shares of restricted stock granted as of June 30, 2010.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 4 - Investment Securities

The amortized cost, unrealized gains and losses, and estimated fair value of securities available-for-sale at June 30, 2011 and December 31, 2010 are as follows:

Amortized Cost and Fair Value of Investment Portfolio

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

June 30, 2011
Securities available-for-sale:
U.S. Government agencies	$15,524	$50	$-	$15,574
Residential mortgage-backed securities	59,819	797	(137)	60,479
Collateralized agency mortgage obligations	54,440	278	(479)	54,239
Municipal securities	15,512	533	(3)	16,042
Corporate and other securities	500	-	(100)	400
Total investment securities	$145,795	$1,658	$(719)	$146,734

December 31, 2010
Securities available-for-sale:
U.S. Government agencies	$13,075	$181	$(96)	$13,160
Residential mortgage-backed securities	52,342	495	(438)	52,399
Collateralized agency mortgage obligations	60,711	111	(2,103)	58,719
Municipal securities	13,771	183	(146)	13,808
Corporate and other securities	2,675	5	(176)	2,504
Total investment securities	$142,574	$975	$(2,959)	$140,590

The amortized cost and fair values of securities available-for-sale at June 30, 2011 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. All of the Company’s residential mortgage-backed securities are backed by an agency of the U.S. government. The Company did not own any commercial mortgage-backed securities as of June 30, 2011 or December 31, 2010.

Maturities of Investment Portfolio

	June 30, 2011
	Amortized	Fair
	Cost	Value

U.S. Government agencies
Due one year or less	$14,999	$15,000
Due after five years through ten years	525	574
Residential mortgage-backed securities
Due after five years through ten years	1,225	1,255
Due after ten years	58,594	59,224
Collateralized agency mortgage obligations
Due after ten years	54,440	54,239
Municipal securities
Due after ten years	15,512	16,042
Corporate and other securities
Due after five years through ten years	500	400
Due after ten years	-	-
Total investment securites	$145,795	$146,734

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Management periodically evaluates each investment security for other than temporary impairment, relying primarily on industry analyst reports, observation of market conditions and interest rate fluctuations. The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, for investment securities with unrealized losses at June 30, 2011 and December 31, 2010. The unrealized losses relate to debt securities that have incurred fair value reductions due to market volatility and uncertainty since the securities were purchased. Management believes that the unrealized losses are more likely than not to reverse as confidence returns to investment markets. Since none of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption obligations, and it is more likely than not that the Company will not have to sell the investments before recovery of their amortized cost basis, none of the securities are deemed to be other than temporarily impaired. One corporate debt security has been in a loss position for twelve months or more at June 30, 2011. At December 31, 2010, two corporate debt securities were in a loss position for twelve months or more.

Investment Portfolio Gross Unrealized Losses and Fair Value

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

June 30, 2011
Securities available-for-sale:
Residential Mortgage-backed securities	$17,491	$(137)	$-	$-	$17,491	$(137)
Collateralized mortgage obligations	24,519	(479)	-	-	24,519	(479)
Municipal securities	509	(3)	-	-	509	(3)
Corporate and other securities	-	-	400	(100)	400	(100)

Total temporarily impaired
securities	$42,519	$(619)	$400	$(100)	$42,919	$(719)

December 31, 2010
Securities available-for-sale:
U.S. Government agencies	$9,904	$(96)	$-	$-	$9,904	$(96)
Residential Mortgage-backed securities	37,052	(438)	-	-	37,052	(438)
Collateralized mortgage obligations	53,232	(2,103)	-	-	53,232	(2,103)
Municipal securities	6,215	(146)	-	-	6,215	(146)
Corporate and other securities	-	-	1,475	(176)	1,475	(176)

Total temporarily impaired
securities	$106,403	$(2,783)	$1,475	$(176)	$107,878	$(2,959)

Securities with a fair value of $4.2 million and $4.2 million at June 30, 2011 and December 31, 2010, respectively, were pledged to secure an interest rate swap and securities sold under agreements to repurchase. During the six months ended June 30, 2011, the Company sold $24.3 million of securities available-for-sale, resulting in a gross gain of $0.02 million. Securities available-for-sale with a book value of $5.2 million were sold in the six months ended June 30, 2010 resulting in a gross gain of $0.02 million.

The aggregate cost of the Company’s cost method investments totaled $2.0 million at June 30, 2011 and $2.3 million at December 31, 2010. Cost method investments at June 30, 2011 included $1.9 million in Federal Home Loan Bank (“FHLB”) stock and $0.1 million of other investments which are included in other assets. All cost method investments were evaluated for impairment as of June 30, 2011 and December 31, 2010. The following factors have been considered in determining the carrying amount of FHLB stock: 1) management’s current belief that the Company has sufficient liquidity to meet all operational needs in the foreseeable future and would not need to dispose of the stock below recorded amounts, 2) management’s belief that the FHLB has the ability to absorb economic losses given the expectation that the FHLB has a high degree of government support and 3) redemptions and purchases of the stock are at the discretion of the FHLB. At June 30, 2011 and December 31, 2010, the Company estimated that the fair values of cost method investments equaled or exceeded the cost of each of these investments, and, therefore, the investments were not impaired.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 5 – Loans and Allowance for Loan Losses

The following is a summary of the loan portfolio at June 30, 2011 and December 31, 2010:

	June 30,	December 31,
	2011	2010
Commercial:
Commercial and industrial	$45,056	$48,401
Commercial real estate - owner-occupied	61,878	55,089
Commercial real estate - investor income producing	111,349	110,407
Acquisition, construction and development	64,662	87,846
Other commercial	6,840	3,225
Total commercial loans	289,785	304,968

Consumer:
Residential mortgage	21,767	21,716
Home equity lines of credit	56,481	56,968
Residential construction	6,048	9,051
Other loans to individuals	6,494	7,245
Total consumer loans	90,790	94,980
Total loans	380,575	399,948
Deferred fees	(210)	(119)
Total loans, net of deferred fees	$380,365	$399,829

At June 30, 2011 and December 31, 2010, the carrying value of loans pledged as collateral on FHLB borrowings totaled $50.5 million and $43.8 million, respectively.

Concentrations of Credit - Loans are primarily made in the Charlotte and Wilmington regions of North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and industrial loans can be affected by the local economic conditions. The commercial loan portfolio has concentrations in business loans secured by real estate and real estate development loans. Primary concentrations in the consumer loan portfolio include home equity lines of credit and residential mortgages. At June 30, 2011 and December 31, 2010, the Company had no loans outstanding with non-U.S. entities.

Allowance for Loan Losses - The following table presents, by portfolio segment, the activity in the allowance for loan losses for the three and six months ended June 30, 2011. The following table also presents, by portfolio segment, the balance in the allowance for loan losses disaggregated based on the Company’s impairment measurement method and the related recorded investment in loans at June 30, 2011 and December 31, 2010.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

	Commercial	Consumer	Unallocated	Total
For the three months ended June 30, 2011
Allowance for Loan Losses:
Balance, beginning of period	$8,034	$1,875	$1,859	$11,768
Provision for loan losses	3,138	103	4	3,245
Charge-offs	(3,486)	(610)	-	(4,096)
Recoveries	350	10	-	360
Net charge-offs	(3,136)	(600)	-	(3,736)
Ending balance	$8,036	$1,378	$1,863	$11,277

For the six months ended June 30, 2011
Allowance for Loan Losses:
Balance, beginning of period	$9,165	$1,375	$1,884	$12,424
Provision for loan losses	5,842	1,886	(21)	7,707
Charge-offs	(7,781)	(1,896)	-	(9,677)
Recoveries	810	13	-	823
Net charge-offs	(6,971)	(1,883)	-	(8,854)
Ending balance	$8,036	$1,378	$1,863	$11,277

At June 30, 2011
Allowance for Loan Losses:
Individually evaluated for impairment	$1,871	$80	$-	$1,951
Collectively evaluated for impairment	6,108	1,355	1,863	9,326
Total	$7,979	$1,435	$1,863	$11,277

Recorded Investment in Loans:
Individually evaluated for impairment	$24,565	$1,000	$-	$25,565
Collectively evaluated for impairment	265,220	89,790	-	355,010
Total	$289,785	$90,790	$-	$380,575

At December 31, 2010
Allowance for Loan Losses:
Individually evaluated for impairment	$4,092	$115	$-	$4,207
Collectively evaluated for impairment	5,073	1,260	1,884	8,217
Total	$9,165	$1,375	$1,884	$12,424

Recorded Investment in Loans:
Individually evaluated for impairment	$37,451	$3,460	$-	$40,911
Collectively evaluated for impairment	267,517	91,520	-	359,037
Total	$304,968	$94,980	$-	$399,948

A summary of the activity in the allowance for loan losses for the three- and six-month periods ended June 30, 2011 and 2010 follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Balance, beginning of period	$11,768	$8,380	$12,424	$7,402
Provision for loan losses	3,245	1,094	7,707	2,625

Charge-offs	(4,096)	(502)	(9,677)	(1,056)
Recoveries	360	2	823	3
Net charge-offs	(3,736)	(500)	(8,854)	(1,053)

Balance, end of period	$11,277	$8,974	$11,277	$8,974

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

The Company’s loan loss allowance methodology includes a comprehensive qualitative component.  Qualitative reserves represent an estimate of the amount for which it is probable that environmental factors will cause the quantitatively determined loss contingency estimate to differ from historical results or other assumptions.  The Company has identified six environmental factors for inclusion in its allowance methodology at this time, aggregating $1.9 million at June 30, 2011 and December 31, 2010, including (i) portfolio trends, (ii) portfolio concentrations, (iii) economic and market trends, (iv) changes in lending practices, (v) regulatory environment, and (vi) other factors.  The first three factors are believed by management to present the most significant risk to the portfolio, and are therefore associated with both higher absolute and range of potential reserve percentages.  The reserve percentages for each of the six factors are derived from available industry information combined with management judgment.  The Company may consider both trends and absolute levels of such factors, if applicable.

The Company evaluates and estimates off-balance sheet credit exposure at the same time it estimates credit losses for loans by a similar process.  These estimated credit losses are not recorded as part of the allowance for loan losses, but are recorded to a separate liability account by a charge to income, if material.  Loan commitments, unused lines of credit and standby letters of credit make up the off-balance sheet items reviewed for potential credit losses.  These estimated credit losses were not material at June 30, 2011 and December 31, 2010.

Credit Quality Indicators - The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The Company's primary credit quality indicator is an internal credit risk rating system that categorizes loans into pass, special mention, or classified categories. Credit risk ratings are applied individually to those classes of loans that have significant or unique credit characteristics that benefit from a case-by-case evaluation. These are typically loans to businesses or individuals in the classes that comprise the commercial portfolio segment. Groups of loans that are underwritten and structured using standardized criteria and characteristics, such as statistical models (e.g., credit scoring or payment performance), are typically risk rated and monitored collectively. These are typically loans to individuals in the classes that comprise the consumer portfolio segment.

The following are the definitions of the Company's credit quality indicators:

Pass:
Loans in classes that comprise the commercial and consumer portfolio segments that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the loan agreement. Management believes there is a low likelihood of loss related to those loans that are considered pass.

Special Mention:

Loans in classes that comprise the commercial and consumer portfolio segments that have potential weaknesses that deserve management's close attention. If not addressed, these potential weaknesses may result in deterioration of the repayment prospects for the loan. Management believes there is a moderate likelihood of some loss related to those loans that are considered special mention.

Classified:

Loans in the classes that comprise the commercial portfolio segment that are inadequately protected by the sound worth and paying capacity of the borrower or of the collateral pledged, if any. Classified loans are also those in the classes that comprise the consumer portfolio segment that are past due 90 days or more as to principal or interest. Residential mortgage and home equity loans may be current as to principal and interest, but may be considered classified for a period of up to six months. Following a period of demonstrated performance in accordance with contractual terms, the loan may be removed from classified status. Management believes that there is a distinct possibility that the Company will sustain some loss if the deficiencies related to classified loans are not corrected in a timely manner.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

The Company's credit quality indicators are periodically updated on a case-by-case basis. The following tables present the recorded investment in the Company's loans as of June 30, 2011 and December 31, 2010, by loan class and by credit quality indicator.

	As of June 30, 2011

		Commercial
	Commercial	Real Estate	CRE-Investor	Acquisition,
	and	(CRE)-Owner	Income	Construction	Other	Total
	Industrial	Occupied	Producing	and Development	Commercial	Commercial
Pass	$41,356	$56,294	$98,506	$27,065	$6,840	$230,061
Special mention	2,760	1,103	3,964	13,317	-	21,144
Classified	940	4,481	8,879	24,280	-	38,580
Total	$45,056	$61,878	$111,349	$64,662	$6,840	$289,785

	Residential	Home Equity	Residential	Other Loans to		Total
	Mortgage	Lines of Credit	Construction	Individuals		Consumer
Pass	$19,613	$53,930	$5,954	$6,384		$85,881
Special mention	945	838	-	-		1,783
Classified	1,209	1,713	94	110		3,126
Total	$21,767	$56,481	$6,048	$6,494		$90,790

Total Recorded Investment in Loans						$380,575

	As of December 31, 2010

		Commercial
	Commercial	Real Estate	CRE-Investor	Acquisition,
	and	(CRE)-Owner	Income	Construction	Other	Total
	Industrial	Occupied	Producing	and Development	Commercial	Commercial
Pass	$46,888	$52,746	$98,195	$37,435	$3,225	$238,489
Special mention	262	-	9,520	14,289	-	24,071
Classified	1,251	2,343	2,692	36,122	-	42,408
Total	$48,401	$55,089	$110,407	$87,846	$3,225	$304,968

	Residential	Home Equity	Residential	Other Loans to		Total
	Mortgage	Lines of Credit	Construction	Individuals		Consumer
Pass	$19,160	$53,839	$7,951	$7,245		$88,195
Special mention	1,359	1,607	-	-		2,966
Classified	1,197	1,522	1,100	-		3,819
Total	$21,716	$56,968	$9,051	$7,245		$94,980

Total Recorded Investment in Loans						$399,948

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Aging Analysis of Accruing and Non-Accruing Loans - The Company considers a loan to be past due or delinquent when the terms of the contractual obligation are not met by the borrower. The following presents by class, an aging analysis of the Company’s accruing and non-accruing loans as of June 30, 2011 and December 31, 2010.

	30-59	60-89	Past Due
	Days	Days	90 Days
	Past Due	Past Due	or More	Current	Total Loans
As of June 30, 2011
Commercial:
Commercial and industrial	$-	$-	$-	$45,056	$45,056
Commercial real estate - owner-occupied	-	-	-	61,878	61,878
Commercial real estate - investor income producing	633	-	-	110,716	111,349
Acquisition, construction and development	-	888	9,064	54,710	64,662
Other commercial	-	-	-	6,840	6,840
Total commercial loans	633	888	9,064	279,200	289,785

Consumer:
Residential mortgage	-	-	-	21,767	21,767
Home equity lines of credit	-	-	-	56,481	56,481
Residential construction	-	-	-	6,048	6,048
Other loans to individuals	-	-	-	6,494	6,494
Total consumer loans	-	-	-	90,790	90,790
Total loans	$633	$888	$9,064	$369,990	$380,575

As of December 31, 2010
Commercial:
Commercial and industrial	$-	$593	$111	$47,697	$48,401
Commercial real estate - owner-occupied	717	-	-	54,372	55,089
Commercial real estate - investor income producing	-	-	261	110,146	110,407
Acquisition, construction and development	4,025	4,188	5,676	73,957	87,846
Other commercial	-	-	-	3,225	3,225
Total commercial loans	4,742	4,781	6,048	289,397	304,968

Consumer:
Residential mortgage	-	-	374	21,342	21,716
Home equity lines of credit	1,000	-	-	55,968	56,968
Residential construction	-	1,000	-	8,051	9,051
Other loans to individuals	-	-	-	7,245	7,245
Total consumer loans	1,000	1,000	374	92,606	94,980
Total loans	$5,742	$5,781	$6,422	$382,003	$399,948

Impaired Loans - All classes of loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impaired loans may include all classes of nonaccruing loans and loans modified in a troubled debt restructuring (“TDR”). If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Information for impaired loans, none of which are accruing interest, at and for the periods ended June 30, 2011 is set forth in the following table:

				Three Months Ended		Six Months Ended
				June 30,		June 30,
		Unpaid	Related	Average	Interest	Average	Interest
	Recorded	Principal	Allowance For	Recorded	Income	Recorded	Income
	Investment	Balance	Loan Losses	Investment	Recognized	Investment	Recognized
Impaired Loans with No Related
Allowance Recorded:
Commercial:
Commercial and industrial	$11	$860	$-	$315	$-	$715	$-
CRE - owner-occupied	-	-	-	153	-	428	-
CRE - investor income producing	317	514	-	755	-	902	-
Acquisition, construction and
development	17,160	24,532	-	23,988	-	22,678	-
Other commercial	-	-	-	-	-	-	-
Total commercial loans	17,488	25,906	-	25,211	-	24,723	-
Consumer:
Residential mortgage	-	-	-	1,059	-	972	-
Home equity lines of credit	-	1,700	-	12	-	289	-
Residential construction	95	380	-	902	-	980	-
Other loans to individuals	-	10	-	-	-	-	-
Total consumer loans	95	2,090	-	1,973	-	2,241	-
Total impaired loans with no related
allowance recorded	$17,583	$27,996	$-	$27,184	$-	$26,964	$-

Impaired Loans with an
Allowance Recorded:
Commercial:
Commercial and industrial	$443	$443	$222	$-	$-	$-	$-
CRE - owner-occupied	-	-	-	-	-	-	-
CRE - investor income producing	455	468	112	465	-	472	-
Acquisition, construction and
development	6,179	6,273	1,537	6,235	-	4,124	-
Other commercial	-	-	-	-	-	-	-
Total commercial loans	7,077	7,184	1,871	6,700	-	4,596	-
Consumer:
Residential mortgage	405	407	10	138	-	70	-
Home equity lines of credit	500	500	70	-	-	-	-
Residential construction	-	-	-	-	-	-	-
Other loans to individuals	-	-	-	-	-	-	-
Total consumer loans	905	907	80	138	-	70	-
Total impaired loans with an
allowance recorded	$7,982	$8,091	$1,951	$6,838	$-	$4,666	$-

Impaired Loans:
Commercial	$24,565	$33,090	$1,871	$31,911	$-	$29,319	$-
Consumer	1,000	2,997	80	2,111	-	2,311	-
Total impaired loans	$25,565	$36,087	$1,951	$34,022	$-	$31,630	$-

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Information for impaired loans, none of which are accruing interest, at and for the year ended December 31, 2010 is set forth in the following table:

		Unpaid	Related	Average	Interest
	Recorded	Principal	Allowance For	Recorded	Income
	Investment	Balance	Loan Losses	Investment	Recognized
Impaired Loans with No Related
Allowance Recorded:
Commercial:
Commercial and industrial	$722	$913	$-	$69	$-
CRE - owner-occupied	-	-	-	-	-
CRE - investor income producing	583	841	-	15	-
Acquisition, construction and
development	19,054	25,909	-	3,753	-
Other commercial	-	-	-	-	-
Total commercial loans	20,359	27,663	-	3,837	-
Consumer:
Residential mortgage	1,197	1,255	-	111	-
Home equity lines of credit	164	165	-	3	-
Residential construction	1,100	2,174	-	27	-
Other loans to individuals	-	-	-		-
Total consumer loans	2,461	3,594	-	141	-
Total impaired loans with no related
allowance recorded	$22,820	$31,257	$-	$3,978	$-

Impaired Loans with an
Allowance Recorded:
Commercial:
Commercial and industrial	$437	$437	$280	$2	$-
CRE - owner-occupied	717	741	136	393	-
CRE - investor income producing	1,119	1,209	277	404	-
Acquisition, construction and
development	14,818	14,828	3,399	328	-
Other commercial	-	-	-		-
Total commercial loans	17,091	17,215	4,092	1,127	-
Consumer:
Residential mortgage	-	-	-	-	-
Home equity lines of credit	1,000	1,000	115	22	-
Residential construction	-	-	-	-	-
Other loans to individuals	-	-	-	-	-
Total consumer loans	1,000	1,000	115	22	-
Total impaired loans with an
allowance recorded	$18,091	$18,215	$4,207	$1,149	$-

Impaired Loans:
Commercial	$37,450	$44,878	$4,092	$4,964	$-
Consumer	3,461	4,594	115	163	-
Total impaired loans	$40,911	$49,472	$4,207	$5,127	$-

During the three and six months ended June 30, 2011 and 2010, the Company did not recognize any interest income, including interest income recognized on a cash basis, within the period that loans were impaired.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Nonaccrual and Past Due Loans - It is the general policy of the Company to stop accruing interest income when a loan is placed on nonaccrual status and any interest previously accrued but not collected is reversed against current income. Generally, a loan is placed on nonaccrual status when it is over 90 days past due and there is reasonable doubt that all principal will be collected. The recorded investment in nonaccrual loans at June 30, 2011 and December 31, 2010 follows:

	June 30,	December 31,
	2011	2010
Commercial:
Commercial and industrial	$454	$1,159
CRE - owner-occupied	-	717
CRE - investor income producing	772	1,702
Acquisition, construction and development	23,339	33,872
Other commercial	-	-
Total commercial loans	24,565	37,450
Consumer:
Residential mortgage	405	1,197
Home equity lines of credit	500	1,164
Residential construction	95	1,100
Other loans to individuals	-	-
Total consumer loans	1,000	3,461
Total nonaccrual loans	$25,565	$40,911

Nonaccrual loans at June 30, 2011 include $12.9 million of TDR loans of which $12.0 million is in the acquisition, construction and development portfolio. There was no recorded allowance for these loans as of June 30, 2011. Nonaccrual loans at December 31, 2010 include $24.9 million of TDR loans of which $23.7 million is in the acquisition, construction and development portfolio. The December 31, 2010 recorded allowance for these loans was $2.4 million.

At June 30, 2011 and December 31, 2010, there were no loans 90 days or more past due and accruing interest.

Related Party Loans – From time to time, the Company engages in loan transactions with its directors, executive officers and their related interests (collectively referred to as “related parties”). Such loans are made in the ordinary course of business and on substantially the same terms and collateral as those for comparable transactions prevailing at the time and do not involve more than the normal risk of collectability or present other unfavorable features. A summary of activity in loans to related parties is as follows:

Six Months Ended
June 30,
2011
Beginning balance	$5,075
Disbursements	524
Repayments	(1,088)
Ending balance	$4,511

At June 30, 2011 and December 31, 2010, the Company had pre-approved but unused lines of credit totaling $3.5 million to related parties.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 6 – Income Taxes

Income taxes are provided based on the asset-liability method of accounting, which includes the recognition of deferred tax assets and liabilities for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. In general, the Company records deferred tax assets when the event giving rise to the tax benefit has been recognized in the consolidated financial statements.

A valuation allowance is recognized to reduce any deferred tax assets for which, based upon available information, it is more likely than not that all or any portion will not be realized. Assessing the need for, and amount of, a valuation allowance for deferred tax assets requires significant judgment and evaluation. In most cases, the realization of deferred tax assets is dependent upon the Company generating a sufficient level of taxable income in future periods, which can be difficult to predict. Management has prepared a forecast which includes judgmental and quantitative elements that may be subject to significant change. If the Company’s forecast of taxable income within the carryforward periods available under applicable law is not sufficient to cover the amount of net deferred assets, such assets may be impaired. Based on its forecast and other judgmental elements, management determined no valuation allowances were needed at either June 30, 2011 or December 31, 2010.

In evaluating whether the Company will realize the full benefit of its net deferred tax asset, it considered projected earnings, asset quality, liquidity, capital position, which will enable it to deploy capital to generate taxable income, growth plans, etc. In addition, the Company also considered the previous twelve quarters of income (loss) before income taxes in determining the need for a valuation allowance, which is called the cumulative loss test. In the second quarter and for the six months ended June 30, 2011 and for the year ended 2010, the Company incurred a loss, primarily as a result of the increased provision for loan losses, which resulted in the failure of the cumulative loss test. Significant negative trends in credit quality, losses from operations, etc. could affect the realizability of the deferred tax asset in the future. After considering the above factors, both positive and negative, management believes that the Company’s deferred assets are more likely than not to be realized.

Note 7 - Per Share Results

Basic and diluted net earnings (loss) per common share are computed based on the weighted-average number of shares outstanding during each period. Diluted net earnings (loss) per common share reflect the potential dilution that could occur if all dilutive stock options were exercised and all restricted shares were vested.

Basic and diluted net earnings (loss) per common share have been computed based upon net income (loss) as presented in the accompanying consolidated statements of income (loss) divided by the weighted-average number of common shares outstanding or assumed to be outstanding as summarized below:

Weighted-Average Shares for Earnings Per Share Calculation

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
Weighted-average number of common shares outstanding	28,051,098	4,951,098	28,051,098	4,951,098

Effect of dilutive stock options and restricted shares	-	-	-	-

Weighted-average number of common shares and dilutive potential common shares outstanding	28,051,098	4,951,098	28,051,098	4,951,098

There were 2,190,064 outstanding stock options that were anti-dilutive for each of the three- and six-month periods ended June 30, 2011. For the three- and six-month periods ended June 30, 2010, 781,652 outstanding stock options were anti-dilutive. In all periods, the anti-dilution was due to the exercise price exceeding the average market price for the periods and all such options were omitted from the calculation of diluted earnings per share for their respective periods.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

There were 568,260 outstanding restricted shares that were anti-dilutive for each of the three- and six-month periods ended June 30, 2011, due to the vesting price exceeding the average market price for the period, and were omitted from the calculation.  The restricted shares will vest one-third each when the Company’s share price achieves, for 30 consecutive trading days, $8.125, $9.10 and $10.40, respectively.

Note 8 – Total Comprehensive Income (Loss)

The components of comprehensive income (loss) and related tax effects during the periods ended June 30, 2011 and 2010 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Net income (loss)	(3,114)	173	(6,001)	330

Unrealized holding gains on
available-for-sale securities	$2,476	$294	$2,943	$782
Tax effect	(954)	(113)	(1,134)	(301)
Reclassification of gain recognized
in net income	(1)	(1)	(20)	(19)
Tax effect	-	-	8	7
	1,521	180	1,797	469

Unrealized holding loss on swaps	(188)	(134)	(458)	(289)
Tax effect	72	(36)	176	(105)
	(116)	(170)	(282)	(394)

Total comprehensive income (loss)	$(1,709)	$183	$(4,486)	$405

Note 9 - Derivative Financial Instruments and Hedging Activities

During May 2008, the Company entered into an interest rate swap agreement with a notional amount of $40.0 million that matured on May 16, 2011. The derivative instrument was used to protect certain designated variable rate loans from the downward effects of their repricing in the event of a decreasing rate environment. It had been accounted for as a cash flow hedge and the Company recognized no additional gain as a result of this maturity. The fair market value of this swap at December 31, 2010 was $0.5 million. Changes in fair value of the swap that are deemed effective are recorded in other comprehensive income net of tax. Changes in fair value for the ineffective portion of the swap are recorded in interest income; such amounts were insignificant for each of the three and six months ended June 30, 2011 and 2010. The Company recorded interest income on the swap of $0.1 million and $0.4 million in each of the three and six months ended June 30, 2011, and $0.3 million and $0.6 million in each of the three and six months ended June 30, 2010.

At June 30, 2011, the Company had seven loan swaps, including one forward-starting swap. The fair value mark on that swap will be offset when the associated loan closes and is marked to fair value in the fourth quarter of 2011. The total original notional amount of these loan swaps was $17.4 million. These derivative instruments are used to protect the Company from interest rate risk caused by changes in the LIBOR curve in relation to certain designated fixed rate loans and are accounted for as fair value hedges. The derivative instruments are used to convert these fixed rate loans to an effective floating rate. If the LIBOR rate is below the stated fixed rate of the loan for a given period, the Company will owe the floating rate payer the notional amount times the difference between LIBOR and the stated fixed rate. If LIBOR is above the stated rate for any given period during the term of the contract, the Company will receive payments based on the notional amount times the difference between LIBOR and the stated fixed rate. These derivative instruments are carried at a fair market value of $(0.6) and $(0.5) million and are included in loans at June 30, 2011 and December 31, 2010, respectively. The loans being hedged are also recorded at fair value. The Company recorded interest expense on these loan swaps of $0.2 million and $0.3 million in each of the three and six months ended June 30, 2011, and $0.1 million and $0.2 million in each of the three and six months ended June 30, 2010.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

See table below for information on the individual loan swaps at June 30, 2011:

Individual Loan Swap Information

					Floating
Original	Current				Rate
Notional	Notional	Termination	Fixed	Floating	Payer
Amount	Amount	Date	Rate	Rate	Spread
$2,670	$2,427	04/10/13	5.85%	USD-LIBOR-BBA	2.38%
1,800	434	04/09/13	5.80%	USD-LIBOR-BBA	2.33%
1,100	1,001	03/10/13	6.04%	USD-LIBOR-BBA	2.27%
3,775	3,532	02/15/13	5.90%	USD-LIBOR-BBA	2.20%
1,870	1,585	02/15/13	5.85%	USD-LIBOR-BBA	2.25%
2,555	2,555	10/10/15	5.50%	USD-LIBOR-BBA	2.88%
3,595	3,574	04/27/17	5.25%	USD-LIBOR-BBA	2.73%
$17,365	$15,108

Note 10 - Fair Value Measurements

The Company is required to disclose the estimated fair value of financial instruments, both assets and liabilities on and off the balance sheet, for which it is practicable to estimate fair value. These fair value estimates are made at each balance sheet date, based on relevant market information and information about the financial instruments. Fair value estimates are intended to represent the price at which an asset could be sold or the price for which a liability could be settled in an orderly transaction between market participants at the measurement date. However, given there is no active market or observable market transactions for many of the Company’s financial instruments, the Company has made estimates of many of these fair values which are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimated values. The methodologies used for estimating the fair value of financial assets and financial liabilities are discussed below:

Cash and Cash Equivalents
The carrying amounts of cash and short-term instruments including due from banks and federal funds sold approximate their fair value.

Investment Securities
Fair value for investment securities is based on the quoted market price if such information is available. If a quoted market price is not available, fair values are based on quoted market prices of comparable instruments.

Loan Held for Sale
The fair value of loans held for sale is determined, when possible, using quoted secondary market prices. If no such quoted prices exist, the fair value of the loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of the loan.

FHLB Stock
The Bank, as a member of the FHLB, is required to maintain an investment in FHLB capital stock and the carrying amount is estimated to be fair value.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Loans, net of allowance
For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Further adjustments are made to reflect current market conditions. There is no discount for liquidity included in the expected cash flow assumptions.

Accrued Interest Receivable
The carrying amount is a reasonable estimate of fair value.

Deposits
The fair value of deposits that have no stated maturities, including demand deposits, savings, money market and NOW accounts, is the amount payable on demand at the reporting date. The fair value of deposits that have stated maturity dates, primarily time deposits, is estimated by discounting expected cash flows using the rates currently offered for instruments of similar remaining maturities.

Borrowings
The fair values of short-term and long-term borrowings are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements.

Accrued Interest Payable
The carrying amount is a reasonable estimate of fair value.

Derivative Instruments
Derivative instruments, including interest rate swaps and swap fair value hedges, are recorded at fair value on a recurring basis. Fair value measurement is based on discounted cash flow models. All future floating cash flows are projected and both floating and fixed cash flows are discounted to the valuation date.

Financial Instruments with Off-Balance Sheet Risk
With regard to financial instruments with off-balance sheet risk discussed in Note K of the 2010 Audited Financial Statements, it is not practicable to estimate the fair value of future financing commitments.

The carrying amounts and estimated fair values of the Company’s financial instruments, none of which are held for trading purposes, at June 30, 2011 and December 31, 2010 are as follows:

Financial Instruments Carrying Amounts and Estimated Fair Values

	June 30, 2011		December 31, 2010
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	$66,980	$66,980	$65,378	$65,378
Investment securities	146,734	146,734	140,590	140,590
Loans held for sale	1,600	1,600	-	-
Loans, net of allowance	369,088	364,747	387,405	382,854
FHLB stock	1,882	1,882	1,757	1,757
Interest rate swap	-	-	459	459
Accrued interest receivable	1,462	1,462	1,640	1,640

Financial liabilities:
Deposits with no stated maturity	$153,030	$153,030	$107,999	$107,999
Deposits with stated maturities	250,876	251,671	299,821	300,393
Swap fair value hedge	601	601	569	569
Borrowings	28,556	27,778	27,769	26,913
Accrued interest payable	201	201	290	290

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record other assets at fair value on a nonrecurring basis. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques may include the use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investment Securities Available-for-Sale
Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government-sponsored entities, municipal bonds and corporate debt securities that are valued using quoted prices for similar instruments in active markets. Securities classified as Level 3 include a corporate debt security in a less liquid market whose value is determined by reference to the going rate of a similar debt security if it were to enter the market at period end. The derived market value requires significant management judgment and is further substantiated by discounted cash flow methodologies.

Derivative Instruments
Derivative instruments held or issued by the Company for risk management purposes are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company uses a third party to measure the fair value. The Company classifies derivatives instruments held or issued for risk management purposes as Level 2. As of June 30, 2011 and December 31, 2010, the Company’s derivative instruments consist of interest rate swaps and swap fair value hedges.

Loans
Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures it for the estimated impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, a loan’s observable market price and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value exceeds the recorded investments in such loans. Impaired loans where a specific allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price for the collateral, the Company records the impaired loan as nonrecurring Level 3.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

At June 30, 2011 and December 31, 2010, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. The Company recorded the six loans involved in fair value hedges at fair market value on a recurring basis. The Company does not record other loans at fair value on a recurring basis.

Other real estate owned
Other real estate owned (“OREO”) is adjusted to fair value upon transfer of the loans to OREO. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is not an observable market price for the collateral, the Company records the OREO as nonrecurring Level 3.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The table below presents, by level, the recorded amount of assets and liabilities at June 30, 2011 and December 31, 2010 measured at fair value on a recurring basis:

Fair Value on a Recurring Basis

	Quoted Prices in	Significant
	Active Markets for	Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs	Assets/Liabilities
Description	(Level 1)	(Level 2)	(Level 3)	at Fair Value

June 30, 2011
U.S. Government agencies	$-	$15,574	$-	$15,574
Residential mortgage-backed securities	-	60,479	-	60,479
Collateralized agency mortgage obligations	-	54,239	-	54,239
Municipal securities	-	16,042	-	16,042
Debt Securities	-	-	400	400
Loans held for sale	-	1,600	-	1,600
Fair value loans	-	15,709	-	15,709
Swap fair value hedge	-	(601)	-	(601)

December 31, 2010
U.S. Government agencies	$-	$13,160	$-	$13,160
Residential mortgage-backed securities	-	52,399	-	52,399
Collateralized agency mortgage obligations	-	58,719	-	58,719
Municipal securities	-	13,808	-	13,808
Debt Securities	-	-	350	350
Corporate and other Securities	-	2,154	-	2,154
Interest rate swap	-	459	-	459
Fair value loans	-	9,702	-	9,702
Swap fair value hedge	-	(569)		(569)

There were no transfers between valuation levels during the three or six months ended June 30, 2011 or June 30, 2010.

The following are reconciliations of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2011 and June 30, 2010.

Level 3 Assets Reconciliation

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Debt Securities:
Balance, beginning of period	$353	$400	$350	$400
Decrease in unrealized loss	47	8	50	8
		-		-
Balance, end of period	$400	$408	$400	$408

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Assets Recorded at Fair Value on a Nonrecurring Basis

Assets measured at fair value on a nonrecurring basis at June 30, 2011 and December 31, 2010 are included in the table below by level:

Fair Value on a Nonrecurring Basis

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable	Assets/
	Assets	Inputs	Inputs	(Liabilities)
Description	(Level 1)	(Level 2)	(Level 3)	at Fair Value

June 30, 2011
OREO	$-	$3,470	$-	$3,470
Impaired loans:
Commercial and industrial	-	-	221	221
CRE - investor income producing	-	-	343	343
Acquisition, construction and
development	-	-	4,642	4,642
Residential mortgage	-	-	395	395
Home equity lines of credit	-	-	430	430

December 31, 2010
OREO	$-	$1,246	$-	$1,246
Impaired loans:
Commercial and industrial	-	-	157	157
CRE - owner-occupied	-	-	581	581
CRE - investor income producing	-	-	842	842
Acquisition, construction and
development	-	-	11,419	11,419
Home equity lines of credit	-	-	885	885

The carrying value of OREO is periodically reviewed and written down to fair value and any loss is included in earnings. During the six months ended June 30, 2011, OREO with a carrying value of $1.0 million was written down by $0.3 million to $0.7 million. There were no write downs of OREO during the six months ended June 30, 2010.

There were no transfers between valuation levels for any accounts for the three and six months ended June 30, 2011 and June 30, 2010. If different valuation techniques are deemed necessary, the Company would consider those transfers to occur at the end of the period that the accounts are valued.

PARK STERLING CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 11 - Commitments and Contingencies

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not reflected in the accompanying unaudited condensed consolidated financial statements. At June 30, 2011, the Company had $7.8 million of loan commitments outstanding, $66.4 million of pre-approved but unused lines of credit and $4.0 million of standby letters of credit and financial guarantees. At December 31, 2010, the Company had $3.8 million of loan commitments outstanding, $69.6 million of pre-approved but unused lines of credit and $2.9 million of standby letters of credit and financial guarantees. In management’s opinion, these commitments represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

As of June 30, 2011 and December 31, 2010, the Company has a commitment to fund $0.6 million related to an agreement with the Small Business Investment Corporation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
Park Sterling Corporation
Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of Park Sterling Corporation and subsidiary (the “Company”) and Park Sterling Bank prior to the formation of the holding company as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park Sterling Corporation and subsidiary and Park Sterling Bank prior to the formation of the holding company as of December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes Goodman LLP
(formerly Dixon Hughes PLLC)

Charlotte, North Carolina
March 31, 2011

PARK STERLING CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009

	December 31,
	2010	2009
	(Dollars in thousands)
ASSETS

Cash and due from banks	$2,433	$6,504
Interest-earning balances at banks	5,040	2,758
Federal funds sold	57,905	13,975
Investment securities available-for-sale, at fair value	140,590	42,567
Loans	399,829	397,564
Allowance for loan losses	(12,424)	(7,402)
Net loans	387,405	390,162

Federal Home Loan Bank stock	1,757	1,896
Premises and equipment, net	4,477	4,665
Accrued interest receivable	1,640	1,614
Other real estate owned	1,246	1,550
Other assets	13,615	8,164

Total assets	$616,108	$473,855

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits:
Noninterest-bearing demand deposits	$36,333	$24,085
Money market, NOW and savings deposits	71,666	52,308
Time deposits of less than $100,000	78,242	76,456
Time deposits of $100,000 through $250,000	79,020	65,551
Time deposits of more than $250,000	142,559	174,233
Total deposits	407,820	392,633

Short-term borrowings	874	6,989
Long-term borrowings	20,000	20,000
Subordinated debt	6,895	6,895
Accrued interest payable	290	436
Accrued expenses and other liabilities	3,128	807
Total liabilities	439,007	427,760

Commitments (Notes J and K)

Shareholders' equity:
Preferred stock, no par value 5,000,000 shares authorized; 0 issued and outstanding at December 31, 2010 and 2009, respectively	-	-
Common stock, $1.00 par value 200,000,000 and 45,000,000 shares authorized at December 31, 2010 and 2009, respectively; 28,051,098 and 4,951,098 outstanding at December 31, 2010 and 2009, respectively	130,438	23,023
Additional paid-in capital	57,102	23,496
Accumulated deficit	(9,501)	(1,642)
Accumulated other comprehensive income (loss)	(938)	1,218
Total shareholders' equity	177,101	46,095

Total liabilities and shareholders' equity	$616,108	$473,855

See Notes to Consolidated Financial Statements.

PARK STERLING CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(Dollars in thousands, except per share data)
Interest income
Loans, including fees	$20,260	$19,710	$18,767
Federal funds sold	107	41	60
Taxable investment securities	1,567	1,365	1,167
Tax-exempt investment securities	642	533	107
Interest on deposits at banks	66	19	1
Total interest income	22,642	21,668	20,102

Interest expense
Money market, NOW and savings deposits	408	353	997
Time deposits	5,869	7,968	8,819
Short-term borrowings	9	25	228
Long-term borrowings	563	565	427
Subordinated debt	758	379	-
Total interest expense	7,607	9,290	10,471
Net interest income	15,035	12,378	9,631

Provision for loan losses	17,005	3,272	2,544
Net interest income (loss) after provision for loan losses	(1,970)	9,106	7,087

Noninterest income
Service charges on deposit accounts	66	38	13
Gain on sale of securities available-for-sale	19	349	-
Other than temporary securities impairment loss	-	(698)	-
Other noninterest income	45	18	13
Total noninterest income (loss)	130	(293)	26

Noninterest expense
Salaries and employee benefits	6,442	4,723	4,757
Occupancy and equipment	916	820	720
Advertising and promotion	287	236	335
Legal and professional fees	445	212	229
Deposit charges and FDIC insurance	728	965	191
Data processing and outside service fees	411	395	350
Director fees	392	-	-
Other real estate owned expense	411	161	5
Other noninterest expense	1,025	485	512
Total noninterest expense	11,057	7,997	7,099

Income (loss) before income taxes	(12,897)	816	14

Income tax expense (benefit)	(5,038)	239	(1,532)

Net income (loss)	$(7,859)	$577	$1,546

Basic earnings (loss) per common share	$(0.58)	$0.12	$0.31

Diluted earnings (loss) per common share	$(0.58)	$0.12	$0.31

Weighted-average common shares outstanding
Basic	13,558,221	4,951,098	4,951,098
Diluted	13,558,221	4,951,098	5,000,933

See Notes to Consolidated Financial Statements.

PARK STERLING CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years Ended December 31, 2010, 2009 and 2008

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive Income	Total Stockholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
	(Dollars in thousands)
Balance at December 31, 2007	4,501,000	$20,930	$24,282	$(3,765)	$974	$42,421

Share-based compensation expense	-	-	665	-	-	665
Eleven-for-ten stock split, effected in the form of a 10% stock dividend	450,098	2,093	(2,093)	-	-	-

Comprehensive income:
Net income	-	-	-	1,546	-	1,546
Unrealized holding losses on available-for-sale securities, net of taxes	-	-	-	-	(94)	(94)
Unrealized holding gains on interest rate swaps, net of taxes	-	-	-	-	1,159	1,159
Total comprehensive income	-	-	-	-	-	2,611

Balance at December 31, 2008	4,951,098	23,023	22,854	(2,219)	2,039	45,697

Share-based compensation expense	-	-	642	-	-	642

Comprehensive loss:
Net income	-	-	-	577	-	577
Unrealized holding gains on available-for-sale securities, net of taxes	-	-	-	-	261	261
Unrealized holding losses on interest rate swaps, net of taxes	-	-	-	-	(1,082)	(1,082)
Total comprehensive loss	-	-	-	-	-	(244)

Balance at December 31, 2009	4,951,098	23,023	23,496	(1,642)	1,218	46,095

Issuance of common stock,
net of costs	23,100,000	107,415	32,796	-	-	140,211

Share-based compensation expense	-	-	810	-	-	810

Comprehensive loss:
Net loss	-	-	-	(7,859)	-	(7,859)
Unrealized holding losses on available-for-sale securities, net of taxes	-	-	-	-	(1,515)	(1,515)
Unrealized holding losses on interest rate swaps, net of taxes	-	-	-	-	(641)	(641)
Total comprehensive loss	-	-	-	-	-	(10,015)

Balance at December 31, 2010	28,051,098	$130,438	$57,102	$(9,501)	$(938)	$177,101

See Notes to Consolidated Financial Statements.

PARK STERLING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
	(Dollars in thousands)
Cash flows from operating activities
Net income (loss)	$(7,859)	$577	$1,546
Adjustments to reconcile net income (loss) to net cash provided (used for) by operating activities:
Depreciation and amortization	1,008	563	326
Provision for loan losses	17,005	3,272	2,544
Stock option expense	810	643	665
Income on termination of swap	(353)	(852)	(796)
Deferred income taxes	(3,190)	(574)	(2,976)
Net gains on sales of investment securities available-for-sale	(19)	(349)	-
Net losses on sales of other real estate owned	343	15	-
Other than temporary securities impairment loss	-	698	-
Change in assets and liabilities:
Increase in accrued interest receivable	(26)	(296)	(275)
Increase in other assets	(2,363)	(3,632)	(1,041)
Increase (decrease) in accrued interest payable	(146)	(1,163)	617
Increase (decrease) in accrued expenses and other liabilities	3,086	(169)	2,038
Net cash provided by (used for) operating activities	8,296	(1,267)	2,648

Cash flows from investing activities
Net increase in loans	(17,118)	(28,764)	(146,545)
Purchases of premises and equipment	(217)	(100)	(1,053)
Proceeds from disposals of premises and equipment	51	-	-
Purchases of investment securities available-for-sale	(117,000)	(26,026)	(18,354)
Proceeds from sales of investment securities available-for-sale	2,155	11,490	-
Proceeds from maturities and call of investment securities available-for-sale	13,727	3,761	1,517
Improvements to other real estate owned	(93)	(432)	-
Proceeds from sale of other real estate owned	2,918	1,227	-
Proceeds from sale of interest rate swap	-	-	1,987
Redemption (purchase) of Federal Home Loan Bank stock	139	(327)	(1,446)
Purchase of other assets	-	(65)	(549)
Net cash used for investing activities	(115,438)	(39,236)	(164,443)

Cash flows from financing activities
Net increase in deposits	15,187	41,306	165,725
Net decrease in short-term borrowings	(6,115)	(972)	(8,842)
Proceeds from long-term borrowings	-	-	20,000
Proceeds from issuance of subordinated debt	-	6,895	-
Proceeds from issuance of common stock, net of costs	140,211	-	-
Net cash provided by financing activities	149,283	47,229	176,883

Net increase in cash and cash equivalents	42,141	6,726	15,088

Cash and cash equivalents, beginning	23,237	16,511	1,423

Cash and cash equivalents, ending	$65,378	$23,237	$16,511

Supplemental disclosures of cash flow information:
Cash paid for interest	$7,753	$10,453	$9,853
Cash paid for income taxes	950	2,105	256

Supplemental disclosure of noncash investing and financing activities:
Change in unrealized gain on available-for-sale securities, net of tax	$(1,515)	$261	$(94)
Change in unrealized loss on interest rate swaps, net of tax	(641)	(1,082)	1,159
Loans transferred to other real estate owned	2,864	982	1,431

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

NOTE A – ORGANIZATION AND OPERATIONS

Park Sterling Corporation (the “Company”) was incorporated in North Carolina on October 6, 2010 to serve as a holding company for Park Sterling Bank (the “Bank”). On January 1, 2011, the Company acquired all of the outstanding stock of the Bank in a statutory exchange transaction. Prior to January 1, 2011, the Company conducted no operations other than obtaining regulatory approval for the reorganization. See Note O – Subsequent Events for additional information.

The Bank was incorporated on September 8, 2006, as a North Carolina-chartered commercial bank and began operations in October 2006. The Bank’s primary focus is to provide banking services to small and mid-sized businesses, owner-occupied and income producing real estate owners, professionals and other clients doing business or residing within its target markets. The Bank operates under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation (the “FDIC”) and the State of North Carolina Office of the Commissioner of Banks (the “NC Commissioner”). The Bank undergoes periodic examinations by those regulatory authorities.

On August 18, 2010, in connection with its Public Offering, the Bank consummated the issuance and sale of 23,100,000 shares of common stock at $6.50 per share, for a gross aggregate offering price of $150.2 million. The Bank incurred underwriting fees of $6.0 million and related expenses of $0.9 million resulting in net proceeds of $143.2 million being received by the Bank of which $140.2 was recorded in stockholders’ equity. Additional underwriting fees equal to $3.0 million will be payable in the future if the Bank’s common stock price closes at a price equal to or above 125% of the offering price, or $8.125 per share, for a period of 30 consecutive days. A liability for the $3.0 million contingent underwriting fees has been accrued and is included in other liabilities in the accompanying consolidated balance sheet at December 31, 2010.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the banking industry. The consolidated financial statements include the accounts of the Bank and the Company, although as the Company had no operations during 2010, they are effectively those of the Bank.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, realization of deferred tax assets and the fair value of financial instruments and other accounts.

Reclassifications - Certain amounts in the prior years’ financial statements have been reclassified to conform to the 2010 presentation. The reclassification had no effect on net income (loss), comprehensive income (loss) or shareholders’ equity as previously reported.

Cash and Cash Equivalents - For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash and due from banks, interest-earning balances at banks and federal funds sold. Generally, federal funds sold are repurchased the following day.

Investment Securities - Investment securities available-for-sale are reported at fair value and consist of debt instruments that are not classified as trading securities or as held to maturity securities. Unrealized holding gains and losses, net of applicable taxes, on available-for-sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual available-for-sale securities below their amortized cost that are other than temporary impairments would result in write-downs of the individual securities to their fair value and would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal balances adjusted for any direct principal charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees are capitalized and recognized as an adjustment of the yield of the related loan.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

Nonperforming Loans – For all classes of loans, loans are placed on non-accrual status upon becoming contractually past due 90 days or more as to principal or interest (unless they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment), when terms are renegotiated below market levels in response to a financially distressed borrower or guarantor, or where substantial doubt about full repayment of principal or interest is evident.

When a loan is placed on non-accrual status, the accrued and unpaid interest receivable is reversed and the loan is accounted for on the cash or cost recovery method until qualifying for return to accrual status. All payments received on non-accrual loans are applied against the principal balance of the loan. A loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement and when doubt about repayment is resolved. Generally, for all classes of loans, a charge-off is recorded when it is probable that a loss has been incurred and when it is possible to determine a reasonable estimate of the loss.

Impaired Loans – For all classes of loans, loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impaired loans may include all classes of nonaccruing loans and loans modified in a troubled debt restructuring ("TDR"). If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Loans Modified in a Troubled Debt Restructuring - Loans are considered to have been modified in a TDR when, due to a borrower's financial difficulties, the Company makes certain concessions to the borrower that it would not otherwise consider. Modifications may include interest rate reductions, interest forgiveness, forbearance, and other actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral. Generally, a nonaccrual loan that has been modified in a TDR remains on nonaccrual status for a period of at least six months to demonstrate that the borrower is able to meet the terms of the modified loan. However, performance prior to the modification, or significant events that coincide with the modification, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of loan modification or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains on nonaccrual status.

Allowance for Loan Losses - The allowance for loan losses is based upon management’s ongoing evaluation of the loan portfolio and reflects an amount considered by management to be its best estimate of known and inherent losses in the portfolio as of the balance sheet date. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Company to recognize changes to the allowance for loan losses based on their judgments about information available to them at the time of their examination. Although provisions have been established by loan segments based upon management’s assessment of their differing inherent loss characteristics, the entire allowance for losses on loans is available to absorb further loan losses in any segment. Further information regarding the Company’s policies and methodology used to estimate the allowance for loan losses is presented in Note D – Loans.

Other Real Estate Owned - Real estate acquired through, or in lieu of, loan foreclosure is held for sale and is recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and further write-downs are made based on these valuations. Revenue and expenses from operations are included in other expense.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

 Premises and Equipment - Company premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which are 39.5 years for buildings and 3 to 7 years for furniture and equipment. Leasehold improvements are depreciated over the lesser of the term of the respective lease or the estimated useful lives of the improvements. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Federal Home Loan Bank Securities - As a condition of membership, the Bank is required to hold stock in the Federal Home Loan Bank of Atlanta ("FHLB"). These securities do not have a readily determinable fair value as their ownership is restricted and there is no market for these securities. The Bank carries these non-marketable equity securities at cost and periodically evaluates them for impairment. Management considers these non-marketable equity securities to be long-term investments. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than recognizing temporary declines in value. The primary factor supporting the carrying value of these securities is the commitment of the FHLB to perform its obligations, which includes providing credit and other services to the Bank.

Securities Sold Under Agreements to Repurchase - The Company sells certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions and the obligations to repurchase securities sold are reflected as a liability in the accompanying consolidated balance sheets. The dollar amount of the securities underlying the agreements remain in the asset accounts.

Advertising Costs - Advertising costs are expensed as incurred.

Income Taxes - Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

Per Share Results - Basic and diluted earnings (loss) per share are computed based on the weighted-average number of shares outstanding during each period. Diluted earnings (loss) per common share reflects the potential dilution that could occur if all dilutive stock options were exercised.

In August 2010, the Bank issued 23,100,000 shares of common stock in connection with its Public Offering. On February 24, 2011, the Company issued 554,400 restricted stock awards to certain officers and directors as contemplated in connection with its Public Offering. See Note O – Subsequent Events for additional information. During 2008, the Bank distributed an eleven-for-ten stock split effected in the form of a 10% stock dividend. All references herein to stock options and weighted average shares outstanding have been adjusted for the effects of the stock split.

Basic and diluted earnings (loss) per common share have been computed based upon net income (loss) as presented in the accompanying consolidated statements of income (loss) divided by the weighted-average number of common shares outstanding or assumed to be outstanding as summarized below:

	2010	2009	2008

Weighted-average number of common shares outstanding	13,558,221	4,951,098	4,951,098

Effect of dilutive stock options	-	-	49,835

Weighted-average number of common shares and dilutive potential common shares outstanding	13,558,221	4,951,098	5,000,933

All outstanding options were antidilutive for the years ended December 31, 2010 and 2009. At December 31, 2008, 268,531 options were antidilutive.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

Share-Based Compensation -The Company may grant share-based compensation to employees and non-employee directors in the form of stock options, restricted stock or other instruments. Share-based compensation expense is measured based on the fair value of the award at the date of grant and is charged to earnings on a straight-line basis over the requisite service period which is currently up to seven years. The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model and related assumptions. The amortization of share-based compensation reflects estimated forfeitures, adjusted for actual forfeiture experience.

The compensation expense for share-based compensation plans was $810 thousand, $642 thousand and $665 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Comprehensive Income - The components of comprehensive income (loss) for the years ended December 31 are as follows:

	2010	2009	2008
Net income (loss)	$(7,859)	$577	$1,546
Unrealized holding gains (losses) on
available-for-sale securities	(2,447)	774	(153)
Income tax effect	944	(299)	59
Reclassification of gains recognized
in net income	(19)	(349)	-
Income tax effect	7	135	-
Net-of-tax amount	(1,515)	261	(94)
Unrealized holding gains (loss) on swaps	(1,043)	(1,760)	1,886
Income tax effect	402	678	(727)
Net-of-tax amount	(641)	(1,082)	1,159
Total comprehensive income (loss)	$(10,015)	$(244)	$2,611

Derivative Financial Instruments and Hedging Activities - The Company utilizes interest rate swap agreements, considered to be cash flow hedges, as part of the management of interest rate risk to modify the repricing characteristics of certain portions of its portfolios of interest bearing liabilities. Under the guidelines of FASB ASC 815-10, “Derivatives and Hedging”, all derivative instruments are required to be carried at fair value on the balance sheet.

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive income within stockholders’ equity, net of tax. Amounts are reclassified from other comprehensive income to the income statement in the period or periods the hedged forecasted transaction affects earnings. Derivative gains and losses not effective in hedging the expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine the effectiveness of the cash flow hedge. If it is determined that a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued.

If a derivative instrument designated as a fair value hedge is terminated or the hedge designation removed, the difference between a hedged item’s then carrying amount and its face amount is recognized into income over the original hedge period. Likewise, if a derivative instrument designated as a cash flow hedge is terminated or the hedge designation removed, related amounts accumulated in other accumulated comprehensive income are reclassified into earnings over the original hedge period during which the hedged item affects income.

Recent Accounting Pronouncements – In June 2009, the FASB issued (ASU) No. 2009-16, Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets. ASU 2009-16 amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. ASU 2009-16 also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The provisions of ASU 2009-16 became effective on January 1, 2010 and did not have a significant impact on the Company’s financial statements.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

In June 2009, the FASB issued ASU No. 2009-17, Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. ASU 2009-17 requires additional disclosures about the reporting entity’s involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity’s financial statements. The provisions of ASU 2009-17 became effective on January 1, 2010 and did not have a significant impact on the Company’s financial statements.

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures for significant transfers in and out of Level 1 and 2 fair value measurements and descriptions of the reasons for the transfer, and for level 3 fair value measurements new disclosures will require entities to present information separately for purchases, sales, issuances, and settlements. This accounting standard also updates existing disclosures by providing fair value measurement disclosures for each class of assets and liabilities and disclosures about valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The new disclosures and clarifications on existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchase, sales, issuances, and settlements in the roll forward activity for Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 during the period ended December 31, 2010 resulted in new disclosures only.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements, which removes some contradictions between the requirements of GAAP and the rules of the Securities and Exchange Commission (“SEC”). SEC filers are required to evaluate subsequent events through the date the financial statements are issued, and they are no longer required to disclose the date through which subsequent events have been evaluated. This guidance was effective upon issuance.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and nonaccrual status are to be presented by class of financing receivable. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio’s risk and performance. This ASU is effective for interim and annual reporting periods after December 15, 2010. The adoption of ASU 2010-20 during the period ended December 31, 2010 resulted in new disclosures only.

In January 2011, the FASB issued ASU No. 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20. The provisions of ASU No. 2010-20 required the disclosure of more granular information on the nature and extent of TDRs and their effect on the Allowance for Loan Losses for the period ending March 31, 2011. The amendments in this ASU defer the effective date related to these disclosures, enabling creditors to provide those disclosures after the FASB completes its project clarifying the guidance for determining what constitutes a TDR. Currently, that guidance is expected to be effective for interim and annual periods ending after June 15, 2011. The provisions of this ASU only defer the effective date of disclosure requirements related to TDRs.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

NOTE C – INVESTMENTS

The amortized cost and fair value of investment securities available-for-sale, with gross unrealized gains and losses, at December 31 follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2010
U.S. Government agencies	$13,075	$181	$(96)	$13,160
Residential mortgage-backed securities	52,342	495	(438)	52,399
Collateralized agency mortgage obligations	60,711	111	(2,103)	58,719
Municipal securities	13,771	183	(146)	13,808
Corporate and other securities	2,675	5	(176)	2,504
Total investment securities	$142,574	$975	$(2,959)	$140,590

2009
U.S. Government agencies	$5,586	$189	$(16)	$5,759
Residential mortgage-backed securities	16,444	396	(67)	16,773
Collateralized agency mortgage obligations	3,232	12	(23)	3,221
Municipal securities	13,641	448	(205)	13,884
Corporate and other securities	3,182	14	(266)	2,930
Total investment securities	$42,085	$1,059	$(577)	$42,567

All of the mortgage-backed securities held by Park Sterling are backed by an agency of the U.S. government.

Investment securities with a fair market value of $4.2 million and $5.2 million were pledged to secure repurchase agreements and the interest rate swap at December 31, 2010 and 2009, respectively.

The amortized cost and fair value of investment securities available-for-sale at December 31 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2010		2009
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due after one year through five years	$12,548	$12,590	$5,055	$5,219
Due after five years through ten years	17,325	17,126	1,685	1,606
Due after ten years	112,701	110,874	35,345	35,742
Total investment securities	$142,574	$140,590	$42,085	$42,567

Sales of investment securities available-for-sale for the years ended December 31 are as follows:

	2010	2009	2008
Proceeds from sales	$2,155	$11,490	$-
Gross realized gains	50	349	-
Gross realized losses	(31)	-	-

On a quarterly basis, management evaluates its investments for other than temporary impairment, relying primarily on industry analyst reports, observation of market conditions and interest rate fluctuations. The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position for securities with unrealized losses at December 31, 2010 and 2009. Since none of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption obligations, and it is more likely than not that the Company will not have to sell the investments before recovery of their amortized cost basis, none of the securities are deemed to be other than temporarily impaired. At December 31, 2010, two corporate debt securities have been in a loss position for twelve months or more.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
2010
U.S. Government agencies	$9,904	$(96)	$-	$-	$9,904	$(96)
Mortgage-backed securities	37,052	(438)	-	-	37,052	(438)
Collateralized mortgage obligations	53,232	(2,103)	-	-	53,232	(2,103)
Municipal securities	6,215	(146)	-	-	6,215	(146)
Corporate and other securities	-	-	1,475	(176)	1,475	(176)
Total temporarily impaired securities	$106,403	$(2,783)	$1,475	$(176)	$107,878	$(2,959)

2009
U.S. Government agencies	$984	$(16)	$-	$-	$984	$(16)
Mortgage-backed securities	5,442	(67)	-	-	5,442	(67)
Collateralized mortgage obligations	2,555	(23)	-	-	2,555	(23)
Municipal securities	2,723	(22)	3,289	(183)	6,012	(205)
Corporate and other securities	400	(100)	2,016	(166)	2,416	(266)
Total temporarily impaired securities	$12,104	$(228)	$5,305	$(349)	$17,409	$(577)

At December 31, 2010 and 2009, the Company had investments, carried at cost, totaling $2.3 million and $2.4 million which include $1.8 million and $1.9 million of FHLB stock. These investments were evaluated for impairment as of December 31, 2010 and management believes the fair value of these investments exceeded the cost. During 2009, the Company recognized an impairment loss related to the investments in Silverton Bank subordinated debt and Silverton Bank common stock, equivalent to 100% of the cost of the investments, in the amount of $500 thousand and $198 thousand, respectively.

NOTE D – LOANS

The Company’s loan portfolio was comprised of the following at December 31:

	2010	2009
Commercial:
Commercial and industrial	$48,401	$41,980
Commercial real estate - owner-occupied	55,089	50,693
Commercial real estate - investor income producing	110,407	112,508
Acquisition, construction and development	87,846	100,668
Other commercial	3,225	1,115
Total commercial loans	304,968	306,964

Consumer:
Residential mortgage	21,716	20,577
Home equity lines of credit	56,968	52,026
Residential construction	9,051	11,639
Other loans to individuals	7,245	6,471
Total consumer loans	94,980	90,713
Total loans	399,948	397,677
Deferred fees	(119)	(113)
Total loans, net of deferred fees	$399,829	$397,564

Park Sterling's policy normally requires a loan that is 90 days past due and for which there is reasonable doubt that all principal will be collected to be placed on nonaccrual status. Accrued interest on such loans is reversed when the loan is placed on nonaccrual status. Charge-off to the allowance for loan losses may ensue following timely collection efforts and a thorough review of payment sources. Further efforts are then pursued through various means available.  Loans carried in a nonaccrual status are generally secured by collateral, which is considered in the determination of the allowance for loan losses, through the impaired loan process.

At December 31, 2010, the carrying value of loans pledged as collateral on FHLB borrowings totaled $43.8 million.

The following table details loan maturities by loan class at December 31, 2010:

	30-59	60-89	Past Due
	Days	Days	90 Days
(dollars in thousands)	Past Due	Past Due	or More	Current	Total Loans

As of December 31, 2010
Commercial:
Commercial and industrial	$-	$593	$111	$47,697	$48,401
Commercial real estate - owner-occupied	717	-	-	54,372	55,089
Commercial real estate - investor income producing	-	-	261	110,146	110,407
Acquisition, construction and development	4,025	4,188	5,676	73,957	87,846
Other commercial	-	-	-	3,225	3,225
Total commercial loans	4,742	4,781	6,048	289,397	304,968

Consumer:
Residential mortgage	-	-	374	21,342	21,716
Home equity lines of credit	1,000	-	-	55,968	56,968
Residential construction	-	1,000	-	8,051	9,051
Other loans to individuals	-	-	-	7,245	7,245
Total consumer loans	1,000	1,000	374	92,606	94,980
Total loans	$5,742	$5,781	$6,422	$382,003	$399,948

Concentrations of Credit - Loans are primarily made in the Charlotte and Wilmington regions of North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and industrial loans can be affected by the local economic conditions. The commercial loan portfolio has concentrations in business loans secured by real estate and real estate development loans. Primary concentrations in the consumer loan portfolio include home equity lines of credit and residential mortgages. At December 31, 2010 and 2009, we had no loans outstanding with non-U.S. entities.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

Allowance for Loan Losses - The following table presents, by portfolio segment, the activity in the allowance for loan losses for the year ended December 31, 2010. The following table also presents, by portfolio segment, the balance in the allowance for loan losses disaggregated on the basis of the Company’s impairment measurement method and the related recorded investment in loans at December 31, 2010.

	Commercial	Consumer	Unallocated	Total
For the year ended December 31, 2010
Allowance for Loan Losses:
Balance, beginning of year	$5,799	$1,603	$-	$7,402
Provision for loan losses	13,336	1,785	1,884	17,005
Charge-offs	(10,025)	(2,017)	-	(12,042)
Recoveries	54	5	-	59
Net charge-offs	(9,971)	(2,012)	-	(11,983)
Ending balance	$9,165	$1,375	$1,884	$12,424

At December 31, 2010
Allowance for Loan Losses:
Individually evaluated for impairment	$4,092	$115	$-	$4,207
Collectively evaluated for impairment	5,073	1,260	1,884	8,217
Total	$9,165	$1,375	$1,884	$12,424

Recorded Investment in Loans:
Individually evaluated for impairment	$37,451	$3,460	$-	$40,911
Collectively evaluated for impairment	267,517	91,520	-	359,037
Total	$304,968	$94,980	$-	$399,948

A summary of the activity in the allowance for loan losses for the years ended December 31, 2009 and 2008 follows:

	2009	2008
Balance, beginning of year	$5,568	$3,398
Provision for loan losses	3,272	2,544

Charge-offs	(1,438)	(374)
Recoveries	-	-
Net charge-offs	(1,438)	(374)
Balance, end of year	$7,402	$5,568

The Company introduced refinements to its loan loss allowance methodology in the third quarter of 2010. The principal refinement was the addition of a more comprehensive qualitative component.  Qualitative reserves represent an estimate of the amount for which it is probable that environmental factors will cause the quantitatively determined loss contingency estimate to differ from historical results or other assumptions.  The Bank has identified six environmental factors for inclusion in our allowance methodology at this time, aggregating $1.8 million at December 31, 2010, including (i) portfolio trends, (ii) portfolio concentrations, (iii) economic and market trends, (iv) changes in lending practices, (v) regulatory environment, and (vi) other factors.  The first three factors are believed by management to present the most significant risk to the portfolio, and are therefore associated with both higher absolute and range of potential reserve percentage.  The reserve percentages for each of the six factors are derived from available industry information combined with management judgment.  The Bank may consider both trends and absolute levels of such factors, if applicable.

The Bank evaluates and estimates off-balance sheet credit exposure at the same time it estimates credit losses for loans by a similar process.  These estimated credit losses are not recorded as part of the allowance for loan losses, but are recorded to a separate liability account by a charge to income, if material.  Loan commitments, unused lines of credit and standby letters of credit make up the off-balance sheet items reviewed for potential credit losses.  These estimated credit losses were not material at December 31, 2010 and 2009.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

Credit Quality Indicators - The Company uses several credit quality indicators to manage credit risk in an ongoing manner. The Company's primary credit quality indicator is an internal credit risk rating system that categorizes loans into pass, special mention, or classified categories. Credit risk ratings are applied individually to those classes of loans that have significant or unique credit characteristics that benefit from a case-by-case evaluation. These are typically loans to businesses or individuals in the classes which comprise the commercial portfolio segment. Groups of loans that are underwritten and structured using standardized criteria and characteristics, such as statistical models (e.g., credit scoring or payment performance), are typically risk rated and monitored collectively. These are typically loans to individuals in the classes which comprise the consumer portfolio segment.

The following are the definitions of the Company's credit quality indicators:

Pass:
Loans in classes that comprise the commercial and consumer portfolio segments that are not adversely rated, are contractually current as to principal and interest, and are otherwise in compliance with the contractual terms of the loan agreement. Management believes that there is a low likelihood of loss related to those loans that are considered pass.

Special Mention:
Loans in classes that comprise the commercial and consumer portfolio segments that have potential weaknesses that deserve management's close attention. If not addressed, these potential weaknesses may result in deterioration of the repayment prospects for the loan. Management believes that there is a moderate likelihood of some loss related to those loans that are considered special mention.

Classified:
Loans in the classes that comprise the commercial portfolio segment that are inadequately protected by the sound worth and paying capacity of the borrower or of the collateral pledged, if any. Classified loans are also those in the classes that comprise the consumer portfolio segment that are past due 90 days or more as to principal or interest. Residential mortgage and home equity loans that are past due 90 days or more as to principal or interest may be considered pass if the Company is in the process of collection and the current loan-to-value ratio is 60% or less. Residential mortgage and home equity loans may be current as to principal and interest, but may be considered classified for a period of up to six months. Following a period of demonstrated performance in accordance with contractual terms, the loan may be removed from classified status. Management believes that there is a distinct possibility that the Company will sustain some loss if the deficiencies related to classified loans are not corrected in a timely manner.

The Company's credit quality indicators are periodically updated on a case-by-case basis. The following table presents the recorded investment in the Company's loans as of December 31, 2010, by loan class and by credit quality indicator.

	Commercial and Industrial	Commercial Real Estate (CRE)-Owner Occupied	CRE-Investor Income Producing	Acquisition, Construction and Development	Other Commercial	Total Commercial
Pass	$46,888	$52,746	$98,195	$37,435	$3,225	$238,489
Special mention	262	-	9,520	14,289	-	24,071
Classified	1,251	2,343	2,692	36,122	-	42,408
Total	$48,401	$55,089	$110,407	$87,846	$3,225	$304,968

	Residential	Home Equity	Residential	Other Loans to		Total
	Mortgage	Lines of Credit	Construction	Individuals		Consumer
Pass	$19,160	$53,839	$7,951	$7,245		$88,195
Special mention	1,359	1,607	-	-		2,966
Classified	1,197	1,522	1,100	-		3,819
Total	$21,716	$56,968	$9,051	$7,245		$94,980

Total Recorded Investment in Loans						$399,948

Impaired Loans - Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impaired loans may include all classes of nonaccruing loans and loans modified in a TDR. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

Information for impaired loans, none of which are accruing interest, at and for the year ended December 31, 2010 is set forth in the following table:

	Recorded Investment	Unpaid Principal Balance	Related Allowance For Loan Losses	Average Recorded Investment	Interest Income Recognized
Impaired Loans with No Related
Allowance Recorded:
Commercial:
Commercial and industrial	$722	$913	$-	$69	$-
CRE - owner-occupied	-	-	-	-	-
CRE - investor income producing	583	841	-	15	-
Acquisition, construction and
development	19,054	25,909	-	3,753	-
Other commercial	-	-	-	-	-
Total commercial loans	20,359	27,663	-	3,837	-
Consumer:
Residential mortgage	1,197	1,255	-	111	-
Home equity lines of credit	164	165	-	3	-
Residential construction	1,100	2,174	-	27	-
Other loans to individuals	-	-	-		-
Total consumer loans	2,461	3,594	-	141	-
Total impaired loans with no related
allowance recorded	$22,820	$31,257	$-	$3,978	$-

Impaired Loans with an
Allowance Recorded:
Commercial:
Commercial and industrial	$437	$437	$280	$2	$-
CRE - owner-occupied	717	741	136	393	-
CRE - investor income producing	1,119	1,209	277	404	-
Acquisition, construction and
development	14,818	14,828	3,399	328	-
Other commercial	-	-	-		-
Total commercial loans	17,091	17,215	4,092	1,127	-
Consumer:
Residential mortgage	-	-	-	-	-
Home equity lines of credit	1,000	1,000	115	22	-
Residential construction	-	-	-	-	-
Other loans to individuals	-	-	-	-	-
Total consumer loans	1,000	1,000	115	22	-
Total impaired loans with an
allowance recorded	$18,091	$18,215	$4,207	$1,149	$-

Impaired Loans:
Commercial	$37,450	$44,878	$4,092	$4,964	$-
Consumer	3,461	4,594	115	163	-
Total impaired loans	$40,911	$49,472	$4,207	$5,127	$-

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

Information for impaired loans at December 31, 2009 is set forth in the following table:

		Average
	Recorded	Recorded
	Investment	Investment
Impaired loans without a related allowance for loan losses	$4,160	$783
Impaired loans with a related allowance for loan losses	1,168	496
Total impaired loans	$5,328	$1,279

Allowance for loan losses related to impaired loans	$175

During the three years ended December 31, 2010, the Company did not recognize any interest income, including interest income recognized on a cash basis, within the period that loans were impaired.

Nonaccrual and Past Due Loans - The recorded investment in nonaccrual loans at December 31 follows:

	2010	2009
Commercial:
Commercial and industrial	$1,159	$-
CRE - owner-occupied	717	-
CRE - investor income producing	1,702	-
Acquisition, construction and development	33,872	860
Other commercial	-	-
Total commercial loans	37,450	860
Consumer:
Residential mortgage	1,197	1,520
Home equity lines of credit	1,164	-
Residential construction	1,100	308
Other loans to individuals	-	-
Total consumer loans	3,461	1,828
Total nonaccrual loans	$40,911	$2,688

Interest income on nonaccrual loans included in the results of operations for 2010 and 2009 totaled $1.5 million and $95 thousand, respectively. If interest on these loans would have been accrued in accordance with their original terms, interest income would have increased by $275 thousand and $70 thousand for the years ended December 31, 2010 and 2009, respectively. There were no nonaccrual loans during 2008.

Nonaccrual loans at December 31, 2010 include $24.9 million of troubled debt restructured loans of which $23.7 million is in the acquisition, construction and development portfolio. The December 31, 2010 recorded allowance for these loans was $2.4 million. There were no TDRs at December 31, 2009.

At December 31, 2010 and 2009, there were no loans 90 days or more past due and accruing interest.

Related Party Loans – From time to time, the Company engages in loan transactions with its directors, executive officers and their related interests (collectively referred to as “related parties”). Such loans are made in the ordinary course of business and on substantially the same terms and collateral as those for comparable transactions prevailing at the time and do not involve more than the normal risk of collectability or present other unfavorable features. A summary of activity in loans to related parties is as follows:

	2010	2009
Balance, beginning of year	$13,913	$11,789
Disbursements	2,030	7,872
Repayments	(2,597)	(5,748)
Loans associated with former board
members and executive officers	(8,271)	-
Balance, end of year	$5,075	$13,913

At December 31, 2010, the Company had pre-approved but unused lines of credit totaling $2.0 million to related parties.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

NOTE E – PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31:

	2010	2009
Buildings	$1,620	$1,620
Leasehold improvements	490	437
Furniture and equipment	1,225	1,062
Autos	55	135
Land	2,368	2,368
Fixed assets in process	-	2
Premises and equipment	5,758	5,624
Accumulated depreciation	(1,281)	(959)
Premises and equipment, net	$4,477	$4,665

Depreciation and amortization expense for the years ended December 31, 2010, 2009 and 2008 amounted to $354 thousand, $388 thousand and $338 thousand, respectively. These amounts are included in the occupancy and equipment line item in the Consolidated Statements of Income (Loss).

NOTE F – DEPOSITS

Following is a summary of deposits at December 31:

	2010	2009
Retail certificates of deposit:
$100,000 or more	$115,920	$104,854
Less than $100,000	78,242	76,456
Total retail certificates of deposit	194,162	181,310
Demand accounts	9,372	9,650
Savings and market accounts	62,293	42,660
Total retail interest-bearing deposits	265,827	233,620
Brokered certificates of deposits	105,659	134,930
Total interest-bearing deposits	371,486	368,550
Noninterest-bearing deposits	36,334	24,083
Total deposits	$407,820	$392,633

At December 31, 2010, the scheduled maturities of time deposits are as follows:

	Less Than	$100
	$100	Thousand
	Thousand	or More	Total
2011	$70,169	$149,885	$220,054
2012	6,492	41,165	47,657
2013	1,449	23,571	25,020
2014	132	6,958	7,090
Total time deposits	$78,242	$221,579	$299,821

Interest expense on time deposits totaled $5.9 million, $8.0 million and $8.8 million in the years ended December 31, 2010, 2009 and 2008, respectively.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

NOTE G – BORROWINGS

Borrowings outstanding at December 31, 2010 and 2009 consist of the following:

			2010		2009
				Weighted		Weighted
		Interest		Average		Average
	Maturity	Rate	Balance	Interest Rate	Balance	Interest Rate
Short-term borrowings:
Repurchase agreements	various	0.15%	$874		$1,989
Federal Home Loan Bank	01/05/10	0.25%	-		5,000
Total short-term borrowings			874	0.15%	6,989	0.33%

Long-term borrowings:
Federal Home Loan Bank	02/28/13	2.5750%	5,000		5,000
Federal Home Loan Bank	02/28/13	2.9600%	5,000		5,000
Federal Home Loan Bank	05/22/13	3.2625%	5,000		5,000
Federal Home Loan Bank	08/29/13	2.3425%	5,000		5,000
Total Federal Home Loan Bank			20,000	2.79%	20,000	2.79%
Subordinated debt	06/30/19	11.0%	6,895	11.00%	6,895	11.00%
Total long-term borrowings			26,895	4.89%	26,895	4.89%
Total borrowings			$27,769		$33,884

At December 31, 2010, the Company had an additional $23.8 million of credit available from the FHLB, $35.7 million from the Federal Reserve Discount Window, and $70.0 million from correspondent banks.

FHLB borrowing agreements provide for lines of credit up to 20% of the Bank’s assets. The FHLB borrowings are collateralized by a blanket pledge arrangement on all residential first mortgage loans, home equity lines of credit and loans secured by multi-family real estate that the Bank owns. At December 31, 2010, the carrying value of loans pledged as collateral totaled $43.8 million.

During 2009, the Bank raised $6.9 million in capital through a Subordinated Notes (the “Notes”) offering. The Notes were offered at 11% with a due date of June 30, 2019. Interest is being paid quarterly in arrears and began on September 30, 2009. The Company may redeem some or all of the Notes at any time, beginning on June 30, 2014, at a price equal to 100% of the principal amount of the Notes redeemed plus accrued but unpaid interest to the redemption date. The Notes were issued under a Notes Agency Agreement between the Bank and First Citizens Bank & Trust Company.

NOTE H – INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31 are as follows:

	2010	2009	2008
Current tax provision:
Federal	$(1,848)	$648	$1,196
State	-	165	248
Total current tax provision	(1,848)	813	1,444
Deferred tax provision:
Federal	(2,322)	(483)	(1,108)
State	(868)	(91)	(242)
Total deferred tax provision	(3,190)	(574)	(1,350)
Provision for income tax expense before adjustment
to deferred tax asset valuation allowance	(5,038)	239	94
Decrease in valuation allowance	-	-	(1,626)
Net provision for income taxes	$(5,038)	$239	$(1,532)

Prior to 2008, the Company maintained a deferred tax valuation allowance that offset most of the Company’s net deferred assets. At December 31, 2008, the Company eliminated this valuation allowance as it was determined that it was more likely than not the deferred tax assets would be realized.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes for the years ended December 31 is summarized below:

	2010	2009	2008
Tax at the statutory federal rate	$(4,385)	$278	$5
Increase (decrease) resulting from:
State income taxes, net of federal tax effect	(573)	49	4
Tax exempt income	(204)	(165)	(31)
Change to deferred tax asset valuation allowance			(1,626)
Other permanent differences	124	77	116
Provision for income taxes	$(5,038)	$239	$(1,532)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31 are as follows:

	2010	2009
Deferred tax assets relating to:
Allowance for loan losses	$4,513	$2,546
Stock option expense	869	635
Pre-opening costs and expenses	398	435
Property and equipment	105	9
Unrealized gain on interest rate swap	-	131
Net unrealized security losses	765	-
Net operating loss carryforwards	1,053	-
Other	157	67
Total deferred tax assets	7,860	3,823
Deferred tax liabilities relating to:
Net unrealized security gains	(177)	(765)
Deferred loan costs	(101)	(94)
Prepaid expenses	(119)	(48)
Other	(26)	(20)
Total deferred tax liabilities	(423)	(927)
Net recorded deferred tax asset	$7,437	$2,896

The increase in the net deferred tax asset to $7.4 million at December 31, 2010 from $2.9 million at December 31, 2009 is primarily a result of the 2010 provision for loan losses and net operating loss carryforwards. In evaluating whether the Company will realize the full benefit of the net deferred tax asset, management considered projected earnings, asset quality, liquidity, capital position, which will enable us to deploy capital to generate taxable income, growth plans, etc. In addition, management also considered the previous twelve quarters of income (loss) before income taxes in determining the need for a valuation allowance, referred to as the cumulative loss test. In 2010, we incurred a loss, primarily as a result of the provision for loan losses, which resulted in the failure of the cumulative loss test. Significant negative trends in credit quality, losses from operations, etc. could impact the realizability of the deferred tax asset in the future. After considering the above factors, both positive and negative, management believes that our deferred assets are more likely than not to be realized.

It is the Company’s policy to recognize interest and penalties associated with uncertain tax positions as components of income taxes. There were no interest or penalties accrued during 2010, 2009 and 2008. The Company’s federal and state income tax returns are subject to examination for the years 2007, 2008 and 2009.

The Company’s federal and state net operating loss carryforwards expire on December 31, 2030.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

NOTE I – REGULATORY MATTERS

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as prescribed by regulations, of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2010 and 2009, the Bank meets all capital adequacy requirements to which it is subject, as set forth below:

	Actual		Minimum for Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Actions Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2010
Total capital (to risk-weighted assets)	$185,768	43.06%	$34,035	8.00%	$42,543	10.00%
Tier 1 capital (to risk-weighted assets)	173,395	40.20%	17,017	4.00%	25,525	6.00%
Tier 1 capital (to average assets)	173,395	27.39%	22,227	4.00%	27,784	5.00%

2009
Total capital (to risk-weighted assets)	$57,061	13.55%	$33,684	8.00%	$42,105	10.00%
Tier 1 capital (to risk-weighted assets)	44,877	10.66%	16,842	4.00%	25,263	6.00%
Tier 1 capital (to average assets)	44,877	9.40%	19,097	4.00%	23,871	5.00%

The Bank has committed to the FDIC to maintain a Tier 1 leverage ratio, calculated as Tier 1 capital to average assets, of at least 10.00% for the three years following the Public Offering.

Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. The daily average gross reserve requirement at December 31, 2010 and 2009 was $720 thousand and $308 thousand, respectively.

The payment of dividends and repurchase of stock by the Company are subject to certain requirements and limitations of North Carolina corporate law. In addition, as a bank holding company, the Company must obtain Federal Reserve Board approval prior to repurchasing its Common Stock in excess of 10% of its consolidated net worth during any twelve-month period unless the Company (i) both before and after the repurchase satisfies capital requirements for "well capitalized" bank holding companies; (ii) is well managed; and (iii) is not the subject of any unresolved supervisory issues.

The Company is a legal entity separate and apart from the Bank. The primary source of funds for distributions paid by the Company is dividends from the Bank, and the Bank is subject to laws and regulations that limit the amount of dividends it can pay. North Carolina law provides that, subject to certain capital requirements, the Bank generally may declare a dividend out of undivided profits as the board of directors deems expedient.

In addition to the foregoing, the ability of either the Company or the Bank to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under under federal laws and regulations, as described above. Furthermore, if in the opinion of a federal regulatory agency, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such agency may require, after notice and hearing, that such bank cease and desist from such practice. The right of the Company, its shareholders and its creditors to participate in any distribution of assets or earnings of the Bank is further subject to the prior claims of creditors against the Bank.

Effective with the first quarter of 2009, FDIC deposit insurance rates were significantly increased. In addition, during 2009 a special 5 basis point FDIC deposit insurance premium was assessed. As a result, total deposit insurance costs increased from $135 thousand in 2008 to $900 thousand in 2009 and $648 thousand in 2010. In addition, in December of 2009 insured depository institutions were required to make an advance payment of estimated FDIC deposit insurance premiums for the years 2010 through 2012. The Bank was required to make an advance payment totaling $2.1 million which is included in other assets at December 31, 2009. The remaining advance payment at December 31, 2010 of $1.5 million will be expensed based upon regular quarterly assessments.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

NOTE J – LEASES

The Company has noncancelable operating leases for its headquarters and a branch location in Charlotte, North Carolina that expire on October 31, 2016 and a branch location in Wilmington, North Carolina that expires on April 30, 2012. The leases contain renewal options at substantially the same basis as current rental terms. In addition, a noncancelable operating lease for additional Charlotte office space and a noncancelable lease for a branch location in Charleston, South Carolina were executed in the first quarter of 2011. The Charlotte leases are with an entity with respect to which one of the Company’s former directors is President. Minimum future rentals under these leases for the years 2011 through 2015 and thereafter, are as follows:

2011	$496
2012	664
2013	664
2014	685
2015	707
Thereafter	498
Total	$3,714

Rent expense for the years ended December 31, 2010, 2009 and 2008 was $376 thousand, $324 thousand and $313 thousand, respectively.

NOTE K – OFF-BALANCE SHEET RISK

In the normal course of business, the Company is party to financial instruments with off-balance sheet risk necessary to meet the financing needs of clients. These financial instruments include commitments to extend credit, undisbursed lines of credit and letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract amounts of these instruments express the extent of involvement the Company has in these financial instruments.

Commitments to extend credit and undisbursed lines of credit are agreements to lend to a client as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a client to a third party. Commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients. The fair value of these commitments is immaterial at December 31, 2010 and 2009.

Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit. In management’s opinion, these commitments represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

A summary of the contract amount of the Company’s exposure to off-balance sheet risk as of December 31, 2010 is as follows:

Contractual
Amount
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$3,842
Undisbursed lines of credit	$69,568
Standby letters of credit	$2,209
Commercial letters of credit	$710

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

NOTE L – DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company entered into an interest rate swap agreement during June 2007 with a notional amount of $40.0 million. The derivative instrument was used to protect certain designated variable rate loans from the downward effects of their repricing in the event of a decreasing rate environment for a period of three years ending June 2010. This swap was terminated on January 29, 2008. The gain on the terminated swap was $2.0 million. The amount of this gain was recognized in interest income over the remaining term of the swap, as if it had not been terminated, with the final amount recognized in income during June 2010. The Company recorded income on the terminated swap of $353 thousand, $852 thousand and $796 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company entered into an interest rate swap agreement during May 2008 with a notional amount of $40.0 million. The derivative instrument is used to protect certain designated variable rate loans from the downward effects of their repricing in the event of a decreasing rate environment for a period of three years ending May 16, 2011. If the USD-Prime-H.15 rate (“Prime Rate”) remains below 6.22%, the Company receives the difference between 6.22% and the daily weighted-average Prime Rate for each period. If the Prime Rate increases above 6.22% during the term of the contract, the Company will pay the difference between 6.22% and the daily weighted-average Prime Rate for each period. The fair market value of this swap, which is included in other assets, was $459 thousand and $1.1 million at December 31, 2010 and 2009, respectively. Changes in fair value of the hedge that are deemed effective are recorded in other comprehensive income net of tax while the ineffective portion of the hedge is recorded in interest income. The Company recorded interest income on the swap of $1.2 million, $1.2 million and $379 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

During the year ended December 31, 2008, the Company entered into five loan swaps. The total original notional amount of these loan swaps was $11.2 million. These derivative instruments are used to protect the Company from interest rate risk caused by changes in the LIBOR curve in relation to certain designated fixed rate loans. The derivative instruments are used to convert these fixed rate loans to an effective floating rate. If the LIBOR rate is below the stated fixed rate of the loan for a given period, the Company will owe the floating rate payer the notional amount times the difference between LIBOR and the stated fixed rate. If LIBOR is above the stated rate for any given period during the term of the contract, the Company will receive payments based on the notional amount times the difference between LIBOR and the stated fixed rate. The loan swaps have a notional amount of $9.1 million, representing the amount of fixed-rate loans outstanding at December 31, 2010, and are included in loans at a fair market value of $(569) thousand and $(497) thousand at December 31, 2010 and 2009, respectively. Changes in fair value of the hedged loans have been completely offset by the fair value changes in the derivatives. The Company recorded interest expense on these loan swaps of $342 thousand, $354 thousand and $85 thousand as an adjustment to loan yield for the years ended December 31, 2010, 2009 and 2008, respectively. Information on the individual loan swaps at December 31, 2010 is as follows:

					Floating
Original	Current				Rate
Notional	Notional	Termination	Fixed	Floating	Payer
Amount	Amount	Date	Rate	Rate	Spread
$2,670	$2,469	04/10/13	5.85%	USD-LIBOR-BBA	0.238%
1,800	441	04/09/13	5.80%	USD-LIBOR-BBA	0.233%
1,100	1,019	05/11/13	6.04%	USD-LIBOR-BBA	0.227%
3,775	3,572	02/15/13	5.90%	USD-LIBOR-BBA	0.220%
1,870	1,631	02/15/13	5.85%	USD-LIBOR-BBA	0.225%
$11,215	$9,132

NOTE M – FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-earning balances at banks, federal funds sold, investments, loans, accrued interest, borrowings, deposit accounts and interest rate swaps. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents – Cash and cash equivalents, which are comprised of cash and due from banks, interest-earning balances at banks and federal funds sold, approximate their fair value.

Investment Securities - Fair value for investment securities is based on the quoted market price if such information is available. If a quoted market price is not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank Stock - The Bank, as a member of the FHLB, is required to maintain an investment in FHLB capital stock and the carrying amount is estimated to be fair value.

Interest Rate Swap - Derivative instruments, including interest rate and loan swaps, are recorded at fair value on a recurring basis. Fair value measurement is based on discounted cash flow models. All future floating cash flows are projected and both floating and fixed cash flows are discounted to the valuation date.

Loans, net of allowance - For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Further adjustments are made to reflect current market conditions. There is no discount for liquidity included in the expected cash flow assumptions.

Accrued Interest Receivable - The carrying amount is a reasonable estimate of fair value.

Deposits - The fair value of deposits with no stated maturities, including demand deposits, savings, money market and NOW accounts, is the amount payable on demand at the reporting date. The fair value of deposits that have stated maturities, primarily time deposits, is estimated by discounting expected cash flows using the rates currently offered for instruments of similar remaining maturities.

Borrowings - The fair values of short-term and long-term borrowings are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements.

Accrued Interest Payable - The carrying amount is a reasonable estimate of fair value.

Financial Instruments with Off-Balance Sheet Risk - With regard to financial instruments with off-balance sheet risk discussed in Note K – Off-Balance Sheet Risk, it is not practicable to estimate the fair value of future financing commitments.

The carrying amounts and estimated fair values of the Company’s financial instruments, none of which are held for trading purposes, are as follows at December 31:

	2010		2009
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets:
Cash and cash equivalents	$65,378	$65,378	$23,237	$23,237
Investment securities	140,590	140,590	42,567	42,567
FHLB stock	1,757	1,757	1,896	1,896
Loans, net of allowance	387,405	382,854	390,162	385,041
Interest rate swap	459	459	1,149	1,149
Accrued interest receivable	1,640	1,640	1,614	1,614

Financial liabilities:
Deposits with no stated maturity	$107,999	$107,999	$76,393	$76,393
Deposits with stated maturities	299,821	300,393	316,240	316,112
Swap fair value hedge	569	569	496	496
Borrowings	27,769	26,913	33,884	33,263
Accrued interest payable	290	290	436	436

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair values. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques included use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale - Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government-sponsored entities, municipal bonds and corporate debt securities that are valued using quoted prices for similar instruments in active markets. Securities classified as Level 3 include a corporate debt security in a less liquid market whose value is determined by reference to the going rate of a similar debt security if it were to enter the market at period end. The derived market value requires significant management judgment and is further substantiated by discounted cash flow methodologies.

Derivative Instruments - Derivative instruments held or issued by the Company for risk management purposes are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company uses a third party to measure the fair value. The Company classifies derivatives instruments held or issued for risk management purposes as Level 2. The Company’s derivative instruments consist of interest rate and loan swaps.

Loans - Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures it for the estimated impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, a loan’s observable market price or discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value exceeds the recorded investments in such loans. Impaired loans where a specific allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price for the collateral, the Company records the impaired loan as nonrecurring Level 3.

At December 31, 2010 and December 31, 2009, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. The Company recorded the five loans involved in loan swaps at fair market value on a recurring basis. The Company does not record other loans at fair value on a recurring basis.

Other Real Estate Owned - Other real estate owned (“OREO”) is adjusted to fair value upon transfer of the loans to OREO. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is not an observable market price for the collateral, the Company records the OREO as nonrecurring Level 3.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

The following tables set forth by level, within the fair value hierarchy, the Company’s assets at fair value at December 31, 2010 and 2009:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Assets/ Liabilities at Fair Value
2010 recurring
U.S. Government agencies	$-	$13,160	$-	$13,160
Residential mortgage-backed securities	-	52,399	-	52,399
Collateralized agency mortgage obligations	-	58,719	-	58,719
Municipal securities	-	13,808	-	13,808
Debt securities	-	-	350	350
Corporate and other securities	-	2,154	-	2,154
Interest rate swap	-	459	-	459
Fair value loans	-	9,702	-	9,702
Swap fair value hedge	-	(569)	-	(569)

2009 recurring
U.S. Government agencies	$-	$5,759	$-	$5,759
Residential mortgage-backed securities	-	16,773	-	16,773
Collateralized agency mortgage obligations	-	3,221	-	3,221
Municipal securities	-	13,884	-	13,884
Debt securities	-	-	400	400
Corporate and other securities	-	2,530	-	2,530
Interest rate swap	-	1,149	-	1,149
Fair value loans	-	11,180	-	11,180
Swap fair value hedge	-	(496)	-	(496)

2010 nonrecurring
Other real estate owned	$-	$1,246	$-	$1,246
Impaired loans	-	-	37,724	37,724

2009 nonrecurring
Other real estate owned	$-	$1,550	$-	$1,550
Impaired loans	-	-	5,328	5,328

There were no transfers between valuation levels for any accounts. If different valuation techniques are deemed necessary, we would consider those transfers to occur at the end of the period that the accounts are valued.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

The following are reconciliations of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2010 and 2009.

Debt
Securities
2010
Balance, beginning of year	$400
Unrealized losses	(50)
Balance, end of year	$350

2009
Balance, beginning of year	$1,000
Unrealized losses	(100)
Impairment write-down	(500)
Balance, end of year	$400

NOTE N – EMPLOYEE AND DIRECTOR BENEFIT PLANS

Employment Contracts - The Company has entered into employment agreements with each of its executive officers to ensure a stable and competent management base. The agreements provide for terms of three years, but the agreements may be extended. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ rights to receive certain vested rights, including compensation. In the event of a change in control of the Company and in certain other events, as defined in the agreements, the Company or any successor to the Company will be bound to the terms of the contracts.

Retirement Savings Plan - The Company has a profit sharing and 401(k) plan for the benefit of substantially all employees subject to certain minimum age and service requirements. Under this plan, the Company matches 100% of employee contributions to a maximum of 3% of annual compensation and 50% of employee contributions greater than 3% to a maximum of 6% of annual compensation, up to an annual compensation generally equal to the Internal Revenue Services’ compensation threshold in effect from time to time. The Company’s contribution expense under this plan was $149 thousand, $145 thousand and $151 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock Option Plans - The Company maintains stock option plans for directors and employees. During 2010, the Board of Directors of the Bank adopted and stockholders approved, the Park Sterling Bank 2010 Stock Option Plan for Directors and the Park Sterling Bank 2010 Employee Stock Option Plan (the “2010 Plans”). The 2010 Plans are substantially similar to the 2006 option plans for directors and employees which provided for an aggregate of 990,000 of common shares reserved for options. The 2010 Plans provide for an aggregate of 1,859,550 of common shares reserved for options.

The exercise price of each option under these plans is not less than the market price of the Company’s common stock on the date of the grant. The exercise price of all options outstanding at December 31, 2010 under these plans ranges from $6.50 to $15.45 and the average exercise price was $7.83. The Company funds the option shares from authorized but unissued shares. The Company does not typically purchase shares to fulfill the obligations of the stock benefit plans. Options granted become exercisable in accordance with the plans’ vesting schedules which are generally three years. In connection with the retirement of certain directors following the Bank’s Public Offering, vesting of their director options previously awarded in December 2007 was accelerated from December 2010 to August 2010 at their original exercise price of $13.23 per share.  All unexercised options expire ten years after the date of the grant.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

A summary of option activity under the stock option plans is as follows:

		Outstanding Options
	Options Available for Future Grants	Number Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)	Intrinsic Value

At December 31, 2007	203,914	786,086	$10.37	9.25	$-
Granted	(8,250)	8,250	13.86	-	-
Exercised	-	-	-	-	-
Expired and forfeited	-	-	-	-	-

At December 31, 2008	195,664	794,336	10.41	8.26	-
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Expired and forfeited	5,684	(5,684)	12.43	4.33	-

At December 31, 2009	201,348	788,652	10.39	7.26	-
Approved for issuance	1,859,550	-	-	-	-
Granted	(1,534,980)	1,534,980	6.51	-	-
Exercised	-	-	-	-	-
Expired and forfeited	-	-	-	-	-

At December 31, 2010	525,918	2,323,632	$7.83	8.50	$-

Exercisable at December 31, 2010		785,902	$10.38	6.25	$-

A summary of non-vested stock option activity is as follows:

	Non-vested Options	Weighted Average Grant Date Fair Value

At December 31, 2007	382,007	$4.48
Granted	8,250	4.69
Vested	(164,952)	3.50
Stock dividend	38,194	-
Forfeited	-	-

At December 31, 2008	263,499	4.16
Granted	-	-
Vested	(167,704)	3.50
Forfeited	(4,584)	4.33

At December 31, 2009	91,211	4.51
Granted	1,534,980	2.62
Vested	(88,461)	4.50
Forfeited	-	-

At December 31, 2010	1,537,730	$2.63

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of options granted in 2010 and 2008 was $2.62 and $4.96, respectively. No options were granted in 2009. Assumptions used for grants in 2010 were: risk free interest rate of 2.77%, dividend yield of 0%, volatility of 33%, and average lives of 7 years. Assumptions used for grants in 2008 were: risk free interest rate of 3.53%, dividend yield of 0%, volatility of 22%, and average lives of 7 years.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

The fair value of options vested was $398 thousand, $665 thousand and $652 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company recognized compensation expense for stock option plans of $810 thousand, $642 thousand and $665 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. There were no tax deductions related to this compensation expense in any of those years. At December 31, 2010, unrecognized compensation expense related to non-vested stock options of $3.5 million is expected to be recognized over a weighted-average period of 1.65 years.

NOTE O – SUBSEQUENT EVENTS

On October 22, 2010, the Board of Directors of the Bank approved an Agreement and Plan of Reorganization and Share Exchange (the “Agreement”) whereby the Bank would become a subsidiary of Park Sterling Corporation, a company incorporated in North Carolina on October 6, 2010 for the purpose of becoming a holding company for the Bank. The Agreement provided for the statutory share exchange of all of the Bank's common stock held by stockholders for the common stock of Park Sterling Corporation, on a one-for-one basis.

The Agreement was approved by the Bank’s stockholders at a special meeting of the Bank’s stockholders held on November 23, 2010 (the “Special Stockholders’ Meeting”). The holding company reorganization was consummated on January 1, 2011. Prior to the holding company reorganization, Park Sterling Corporation conducted no operations other than obtaining regulatory approval for the holding company reorganization. As this subsequent event is considered a reorganization under common control, the consolidated financial statements, discussion of the statements and all other information presented herein for the year ending December 31, 2010 are presented for the Company as a consolidated entity.

In conjunction with the holding company reorganization, the Bank’s stockholders also approved the Park Sterling Corporation Long-Term Incentive Plan (the “Incentive Plan”) at the Special Stockholders’ Meeting, which became effective upon the effectiveness of the reorganization. The Incentive Plan provides for the issuance of various equity incentives by the Company, to certain officers, employees, directors, consultants and other service providers. No equity incentives were issued during 2010 under the Incentive Plan. On February 24, 2011, the Board approved the issuance of 554,400 restricted common stock awards to certain officers and directors as provided for under the Incentive Plan, and as contemplated in the Public Offering. The shares vest based on the attainment of designated market prices of the Company’s common stock and expire on February 24, 2021.

On March 30, 2011, the Company and Community Capital Corporation (“Community Capital”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Community Capital will be merged with and into the Company, with the company as the surviving entity (the “Merger”). Pursuant to the terms of the Merger Agreement, the Company will pay $3.30 per share of Community Capital common stock, with the consideration to be in the form of approximately 40% cash and approximately 60% in shares of the Company’s common stock. The Merger Agreement has been approved by the boards of directors of both the Company and Community Capital. The Merger is subject to customary closing conditions, including regulatory approval and Community Capital shareholder approval.

PARK STERLING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(table amounts in thousands, except share and per share amounts)

NOTE P – SUMMARIZED QUARTERLY INFORMATION (UNAUDITED)

A summary of selected quarterly financial information for 2010 and 2009 follows:

	2010 (unaudited)
	4th	3rd	2nd	1st
	Quarter	Quarter	Quarter	Quarter
Total interest income	$5,793	$5,559	$5,639	$5,651
Total interest expense	1,896	1,929	1,882	1,900
Net interest income	3,897	3,630	3,757	3,751
Provision for loan losses	8,237	6,143	1,094	1,531
Net interest income (loss) after provision	(4,340)	(2,513)	2,663	2,220
Noninterest income	43	26	23	38
Noninterest expense	3,548	2,990	2,477	2,042
Income (loss) before taxes	(7,845)	(5,477)	209	216
Income tax expense (benefit)	(3,324)	(1,809)	36	59
Net income (loss)	$(4,521)	$(3,668)	$173	$157

Basic earnings (loss) per common share	$(0.16)	$(0.23)	$0.03	$0.03
Diluted earnings (loss) per common share	$(0.16)	$(0.23)	$0.03	$0.03

	2009 (unaudited)
	4th	3rd	2nd	1st
	Quarter	Quarter	Quarter	Quarter
Total interest income	$5,650	$5,568	$5,389	$5,061
Total interest expense	2,021	2,283	2,336	2,650
Net interest income	3,629	3,285	3,053	2,411
Provision for loan losses	1,418	1,150	419	285
Net interest income after provision	2,211	2,135	2,634	2,126
Noninterest income (loss)	14	26	(335)	2
Noninterest expense	2,078	2,018	2,044	1,857
Income before taxes	147	143	255	271
Income tax expense	29	27	97	86
Net income	$118	$116	$158	$185

Basic earnings per common share	$0.02	$0.02	$0.03	$0.03
Diluted earnings per common share	$0.02	$0.02	$0.03	$0.03

COMMUNITY CAPITAL CORPORATION
Condensed Consolidated Balance Sheets
PART I. FINANCIAL STATEMENTS

Item 1. Financial Statements

	June 30, 2011	December 31, 2010
(Dollars in thousands, except share data)	(Unaudited)
Assets:
Cash and cash equivalents:
Cash and due from banks	$10,389	$9,315
Interest-bearing deposit accounts	65,840	27,860
Total cash and cash equivalents	76,229	37,175
Investment securities:
Securities available-for-sale	55,257	74,025
Nonmarketable equity securities	8,773	9,626
Total investment securities	64,030	83,651
Loans held for sale	2,163	5,516
Loans receivable	447,637	479,393
Less allowance for loan losses	(14,598)	(17,165)
Loans, net	433,039	462,228
Other real estate owned	13,146	13,496
Premises and equipment, net	14,980	15,342
Interest receivable	1,803	2,289
Prepaid expenses	2,390	3,349
Intangible assets	1,076	1,259
Cash surrender value of life insurance	17,742	17,397
Deferred tax asset	8,139	8,992
Income tax receivable	374	3,158
Other assets	1,941	2,082
Total assets	$637,052	$655,934

Liabilities:
Deposits:
Noninterest-bearing	$107,130	$103,080
Interest-bearing	367,486	392,102
Total deposits	474,616	495,182
Advances from the Federal Home Loan Bank	95,400	95,400
Accrued interest payable	527	708
Junior subordinated debentures	10,310	10,310
Other liabilities	6,873	6,930
Total liabilities	587,726	608,530

Shareholders’ equity:
Common stock, $1.00 par value; 20,000,000 shares authorized; 10,721,350 shares issued at June 30, 2011 and December 31, 2010	10,721	10,721
Capital surplus	64,160	64,679
Accumulated other comprehensive income	476	(460)
Retained deficit	(16,383)	(17,189)
Nonvested restricted stock	(58)	(116)
Treasury stock, at cost (660,573 and 704,702 shares in 2011 and 2010, respectively)	(9,590)	(10,231)

Total shareholders’ equity	49,326	47,404
Total liabilities and shareholders’ equity	$637,052	$655,934

See Notes to Condensed Consolidated Financial Statments

COMMUNITY CAPITAL CORPORATION
Condensed Consolidated Statements of Operations
(Unaudited)

(Dollars in thousands, except for per share data amounts)	Six Months Ended June 30,		Three Months Ended June 30,
	2011	2010	2011	2010
Interest income:
Loans, including fees	$12,273	$14,843	$5,868	$7,343
Investment securities:
Taxable	696	1,017	331	481
Tax-exempt	206	323	92	153
Nonmarketable equity securities	81	66	40	35
Other interest income	53	60	37	40
Total	13,309	16,309	6,368	8,052

Interest expense:
Deposits	1,837	3,904	834	1,974
Federal Home Loan Bank advances	1,641	1,648	825	825
Other interest expense	365	365	171	186
Total	3,843	5,917	1,830	2,985

Net interest income	9,466	10,392	4,538	5,067
Provision for loan losses	2,350	3,600	1,750	2,000
Net interest income after provision for loan losses	7,116	6,792	2,788	3,067

Other operating income:
Service charges on deposit accounts	753	973	378	492
Gains on sales of loans held for sale	779	708	353	410
Fees from brokerage services	140	144	64	80
Income from fiduciary activities	1,078	921	548	449
Gain on sales of securities available-for-sale	375	1,265	152	582
Other operating income	970	1,793	485	439
Total	4,095	5,804	1,980	2,452

Other operating expenses:
Salaries and employee benefits	5,009	4,919	2,438	2,480
Net occupancy	671	654	318	321
Amortization of intangible assets	183	202	86	100
Furniture and equipment	290	380	140	188
FDIC banking assessments	883	725	404	379
Net cost of operation of other real estate owned	752	863	593	568
Other operating expenses	2,477	2,193	1,288	1,109
Total	10,265	9,936	5,267	5,145

Income (loss) before income taxes	946	2,660	(499)	374
Income tax provision (benefit)	140	707	(284)	21

Net income (loss)	$806	$1,953	$(215)	$353

Basic net income (loss) per share	$0.08	$0.20	$(0.02)	$0.04
Diluted net income (loss) per share	$0.08	$0.20	$(0.02)	$0.04

See Notes to Condensed Consolidated Financial Statements

COMMUNITY CAPITAL CORPORATION
Condensed Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
For the six months ended June 30, 2011 and 2010
(Unaudited)
	Common Stock		Nonvested Restricted Stock	Capital Surplus	Retained Earnings (loss)	Accumulated Other Comprehensive Income (loss)	Treasury Stock	Total
(Dollars in thousands, except for share data)
	Shares	Amount
Balance, December 31, 2009	10,721,450	$10,721	$(364)	$66,473	$(11,705)	$909	$(12,277)	$53,757

Net income					1,953			1,953

Other comprehensive loss, net of tax benefit						(231)		(231)

Comprehensive Income								1,722

Redemptions of treasury shares (76,870 shares)				(880)			1,116	236

Capitalized expenses associated with rights offering				(54)				(54)

Amortization of deferred compensation on restricted stock			130					130

Balance, June 30, 2010	10,721,450	$10,721	$(234)	$65,539	$(9,752)	$678	$(11,161)	$55,791

Balance, December 31, 2010	10,721,350	$10,721	$(116)	$64,679	$(17,189)	$(460)	$(10,231)	$47,404

Net income					806			806

Other comprehensive income, net of tax effects						936		936

Comprehensive Income								1,742

Redemptions of treasury shares (44,129 shares)				(519)			641	122

Amortization of deferred compensation on restricted stock			58					58

Balance, June 30, 2011	10,721,350	$10,721	$(58)	$64,160	$(16,383)	$476	$(9,590)	$49,326

See Notes to Condensed Consolidated Financial Statements

COMMUNITY CAPITAL CORPORATION
Condensed Consolidated Statements of Cash Flows
(Unaudited)

(Dollars in thousands)	Six Months Ended June 30,
	2011	2010
Cash flows from operating activities:
Net income	$806	$1,953
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	380	478
Provision for loan losses	2,350	3,600
Deferred income tax benefit	853	697
Amortization of intangible assets	183	203
Amortization less accretion on investments	374	7
Amortization of deferred loan costs and fees, net	428	445
Amortization of deferred compensation on restricted stock	58	130
Write downs of other real estate owned	487	398
Net gain on sales of securities available-for-sale	(375)	(1,265)
Net loss on sale of other real estate owned	103	78
Disbursements of loans held for sale	(18,964)	(18,875)
Proceeds from sales of loans held for sale	22,317	15,396
Decrease in income tax receivable	2,784	9,634
Decrease in interest receivable	486	546
Decrease in interest payable	(181)	(403)
Decrease (increase) in other assets	273	(2,251)
Increase (decrease) in other liabilities	(57)	679
Net cash provided by operating activities	12,305	11,450

Cash flows from investing activities:
Net decrease in loans to customers	24,974	29,364
Purchases of securities available-for-sale	(1,709)	(56,707)
Proceeds from maturities and sales of securities available-for-sale	21,896	70,297
Purchases of nonmarketable equity securities	(44)	(216)
Proceeds from sales of nonmarketable equity securities	897	-
Proceeds from sales of other real estate owned	1,197	4,149
Purchases of premises and equipment	(18)	(65)
Net cash provided by investing activities	47,193	46,822

Cash flows from financing activities:
Net increase (decrease) in deposit accounts	(20,566)	5,293
Advances of Federal Home Loan Bank borrowings	-	20,000
Repayments of Federal Home Loan Bank borrowings	-	(20,000)
Sales of treasury stock	122	236
Capitalized expenses associated with rights offering	-	(54)
Net cash provided (used) by financing activities	(20,444)	5,475

Net increase in cash and cash equivalents	39,054	63,747

Cash and cash equivalents, beginning of period	37,175	49,131

Cash and cash equivalents, end of period	$76,229	$112,878

See Notes to Condensed Consolidated Financial Statements

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 1 - Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are condensed and omit disclosures that would substantially duplicate those contained in the most recent annual report to shareholders.  The financial statements as of June 30, 2011 and for the interim periods ended June 30, 2011 and 2010 are unaudited and include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation.  The financial information as of December 31, 2010 has been derived from the audited financial statements as of that date.  For further information, refer to the financial statements and the notes included in our Annual Report on Form 10-K for the year ended December 31, 2010.  In preparing the financial statements, the Company has evaluated events and transactions occurring subsequent to the financial statement date through the date the financial statements were available to be issued for potential recognition or disclosure.

Note 2 – Pending Merger

On March 30, 2011, the Company and Park Sterling Corporation (“Park Sterling”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will be merged with and into Park Sterling.  Under the terms of the Merger Agreement, each outstanding share of the Company’s common stock will be converted into the right to receive either (i) $3.30 in cash or (ii) 0.6667 of a share of Park Sterling’s common stock.  The election of consideration by the holders of the Company’s common stock is subject to the limitation that no more than 40% of the shares of the Company’s common stock be exchanged for cash.

Park Sterling and the Company have received approvals for the merger by the federal and state banking regulatory authorities.  The merger is expected to close in the late third or early fourth quarter of 2011, and is subject to approval by the Company’s shareholders and the satisfaction of the closing conditions set forth in the Merger Agreement.

Note 3 - Supplemental Cash Flow Information

(Dollars in thousands)	Six Months Ended June 30,
	2011	2010
Cash paid during the period for:
Income taxes	$160	$1,518
Interest	4,024	6,128

Noncash investing and financing activities:
Foreclosures on loans	$1,437	$11,300

Note 4 - Shareholders' Equity

During the first six months of 2011, the Company sold 44,129 shares of treasury stock for total proceeds of $122,000.   From April 2009 through March 2011, the Company’s 401(k) plan and Dividend Reinvestment and Stock Purchase Plan purchased shares from treasury versus the open market to generate additional capital for the Company.  The purchase prices for these transactions are valued based on the end of day closing market price of the security.

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 5 – Earnings (Losses) Per Share

A reconciliation of the numerators and denominators used to calculate basic and diluted earnings (losses) per share are as follows:

(Dollars in thousands, except per share)	Six Months Ended June 30, 2011
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings (losses) per share
Income (losses) available to common shareholders	$806	10,032,089	$0.08
Effect of dilutive securities
Unvested restricted stock	-	16,440
Diluted earnings (losses) per share
Income (losses) available to common shareholders plus assumed conversions	$806	10,048,529	$0.08

(Dollars in thousands, except per share)	Six Months Ended June 30, 2010
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings (losses) per share
Income (losses) available to common shareholders	$1,953	9,875,871	$0.20
Effect of dilutive securities
Unvested restricted stock	-	39,705
Diluted earnings (losses) per share
Income (losses) available to common shareholders plus assumed conversions	$1,953	9,915,576	$0.20

(Dollars in thousands, except per share)	Three Months Ended June 30, 2011
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings (losses) per share
Income (losses) available to common shareholders	$(215)	10,046,412	$(0.02)
Effect of dilutive securities
Unvested restricted stock	-	-
Diluted earnings (losses) per share
Income (losses) available to common shareholders plus assumed conversions	$(215)	10,046,412	$(0.02)

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 5 - Earnings (Losses) Per Share - continued

(Dollars in thousands, except per share)	Three Months Ended June 30, 2010
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings (losses) per share
Income (losses) available to common shareholders	$353	9,899,454	$0.04
Effect of dilutive securities
Unvested restricted stock	-	36,582
Diluted earnings (losses) per share
Income (losses) available to common shareholders plus assumed conversions	$353	9,936,036	$0.04

Due to the net loss available to common shareholders for the three month period ended June 30, 2011, the unvested restricted stock was deemed to be antidilutive.

Note 6 - Comprehensive Income (Loss)

The following tables set forth the amounts of other comprehensive income (losses) included in equity along with the related tax effects:

	Six Months Ended June 30, 2011
(Dollars in thousands)	Pre-tax Amount	(Expense) Benefit	Net-of-tax Amount
Unrealized gains on securities:
Unrealized holding gains arising during the period	$1,043	$(355)	$688
Less: reclassification adjustment for gains realized in net income	375	(127)	248
Net unrealized gains on securities	1,418	(482)	936

Other comprehensive income	$1,418	$(482)	$936

	Six Months Ended June 30, 2010
(Dollars in thousands)	Pre-tax Amount	(Expense) Benefit	Net-of-tax Amount
Unrealized losses on securities:
Unrealized holding losses arising during the period	$(1,616)	$550	$(1,066)
Less: reclassification adjustment for gains realized in net income	1,265	(430)	835
Net unrealized losses on securities	(351)	120	(231)

Other comprehensive loss	$(351)	$120	$(231)

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 6 - Comprehensive Income (Loss) - continued

	Three Months Ended June 30, 2011
(Dollars in thousands)	Pre-tax Amount	(Expense) Benefit	Net-of-tax Amount
Unrealized gains on securities:
Unrealized holding gains arising during the period	$820	$(279)	$541
Less: reclassification adjustment for gains realized in net income	151	(51)	100
Net unrealized gains on securities	971	(330)	641

Other comprehensive income	$971	$(330)	$641

	Three Months Ended June 30, 2010
(Dollars in thousands)	Pre-tax Amount	(Expense) Benefit	Net-of-tax Amount
Unrealized gains on securities:
Unrealized holding gains arising during the period	$(228)	$78	$(150)
Less: reclassification adjustment for losses realized in net income	582	(198)	384
Net unrealized gains on securities	354	(120)	234

Other comprehensive income	$354	$(120)	$234

Note 7 – Stock Based Compensation

The 2004 Equity Incentive Plan provides for the granting of restricted stock, statutory incentive stock options within the meaning of Section 422 of the Internal Revenue Code as well as nonstatutory stock options, or stock appreciation rights of up to 258,750 shares of our common stock, to officers, employees, and directors.  Awards may be granted for a term of up to ten years from the effective date of grant.  Under this plan, our Board of Directors has sole discretion as to the exercise date of any awards granted.  The per-share exercise price of incentive stock options may not be less than the fair value of a share of common stock on the date the option is granted. The per-share exercise price of nonqualified stock options may not be less than 50% of the fair value of a share on the effective date of grant.  Any options that expire unexercised or are canceled become available for reissuance.  No awards may be made on or after May 19, 2014.

There have been no shares issued during the three and six month periods ended June 30, 2011.  Compensation costs associated with prior issuances of restricted stock was $58,000 and $130,000 for the six months ended June 30, 2011 and 2010, respectively, and $26,000 and $59,000 for the three months ended June 30, 2011 and 2010, respectively.  At June 30, 2011, we had 97,198 stock awards available for grant under the 2004 Equity Incentive Plan.

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 8 – Investment Securities

Securities available-for-sale at June 30, 2011 and December 31, 2010 consisted of the following:

	Amortized	Gross Unrealized		Estimated
(Dollars in thousands)	Cost	Gains	Losses	Fair Value
June 30, 2011
Obligations of state and local governments	$8,485	$91	$53	$8,523
Mortgage-backed securities	46,051	683	-	46,734
Total	$54,536	$774	$53	$55,257

December 31, 2010
Obligations of state and local governments	$10,853	$133	$190	$10,796
Mortgage-backed securities	63,869	157	797	63,229
Total	$74,722	$290	$987	$74,025

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2011.

Securities Available-for-Sale

	Less than		Twelve months
	twelve months		or more		Total
		Unrealized		Unrealized			Unrealized
(Dollars in thousands)	Fair value	losses	Fair value	losses	Fair value		losses

Obligations of state and local governments	$3,223	$53	$-	$-		$3,223	$53

Mortgage-backed securities	-	-	-	-		-	-
Total	$3,223	$53	$-		$		$53

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010.

Securities Available-for-Sale

	Less than		Twelve months
	twelve months		or more		Total
		Unrealized		Unrealized		Unrealized
(Dollars in thousands)	Fair value	losses	Fair value	losses	Fair value	losses

Obligations of state and local governments	$4,683	$190	$-	$-	$4,683	$190

Mortgage-backed securities	47,998	797	-	-	47,998	797
Total	$52,681	$987	$-	-	$52,681	$987

Securities classified as available-for-sale are recorded at fair market value.  The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the securities before recovery of its amortized cost.  The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.  The Company did not have any securities in a continuous loss position for twelve months or more.

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 8 – Investment Securities - continued

The Company reviews its investment portfolio at least quarterly and more frequently when economic conditions warrant, assessing whether there is any indication of other-than-temporary impairment (“OTTI”).  Factors considered in the review include estimated cash flows, length of time and extent to which market value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's intent and ability to retain the security to allow for an anticipated recovery in market value.

If the review determines that there is OTTI, then an impairment loss is recognized in earnings equal to the entire difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made, or may recognize a portion in other comprehensive income.  The fair value of investments on which OTTI is recognized then becomes the new cost basis of the investment.

The following table summarizes the maturities of securities available-for-sale as of June 30, 2011, based on the contractual maturities.  Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.  Mortgage-backed securities are presented as a separate line item since paydowns are expected before the contractual maturity dates.

	Securities Available-For-Sale
	Amortized	Estimated
(Dollars in thousands)	Cost	Fair Value
Due in one year or less	$325	$327
Due after one year but within five years	1,468	1,501
Due after five years but within ten years	1,651	1,657
Due after ten years	5,041	5,038
	8,485	8,523
Mortgage-backed securities	46,051	46,734
Total	$54,536	$55,257

Proceeds from maturities and sales of securities available-for-sale during the six months ended June 30, 2011 were $21,896,000, which resulted in gross realized gains of $375,000 during the six months ended June 30, 2011.

At June 30, 2011 and December 31, 2010, securities having amortized costs of approximately $44,024,000 and $32,681,000, respectively, were pledged as collateral for short-term borrowings, to secure public and trust deposits, and for other purposes as required and permitted by law.

The Company has nonmarketable equity securities consisting of investments in several financial institutions.  These investments totaled $8,773,000 at June 30, 2011 and $9,626,000 at December 31, 2010. During the first six months of 2011, sales of nonmarketable equity securities totaled $897,000, and purchases of nonmarketable equity securities totaled $44,000.  There were no losses recorded related to OTTI during the first six months of 2011.

Note 9- Loans Receivable

Loans receivable are summarized as follows:
(Dollars in thousands)	June 30, 2011	December 31, 2010
Commercial	$44,336	$51,112
Commercial real estate – construction	68,095	79,762
Commercial real estate – other	162,827	162,367
Residential	127,449	137,618
Home equity	39,427	42,167
Consumer	5,503	6,367
Total gross loans	$447,637	$479,393

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 9- Loans Receivable - continued

At June 30, 2011 and December 31, 2010, the Company had sold participations in loans aggregating $3,646,000 and $3,665,000, respectively, to other financial institutions on a nonrecourse basis.  Collections on loan participations and remittances to participating institutions conform to customary banking practices.

At June 30, 2011 and December 31, 2010, the Company had pledged approximately $98,665,000 and $101,870,000, respectively, of loans on residential and commercial real estate as collateral for advances from the Federal Home Loan Bank.

An analysis of the allowance for loan losses for the periods ended June 30, 2011, December 31, 2010, and June 30, 2010 is as follows:

(Dollars in thousands)	June 30, 2011	December 31, 2010	June 30, 2010
Balance, beginning of year	$17,165	$14,160	$14,160
Provision charged to operations	2,350	18,350	3,600
Recoveries on loans previously charged-off	57	422	187
Loans charged-off	(4,974)	(15,767)	(4,770)
Balance, end of year	$14,598	$17,165	$13,177

An analysis of the allowance for loan losses for the six month period ended June 30, 2011 is as follows:

(Dollars in thousands)
Allowance for credit losses:	Commercial	Commercial Real Estate Construction	Commercial Real Estate Other	Consumer	Residential	HELOC	Unallocated	Total
Beginning balance	$438	$7,041	$1,317	$28	$4,102	$530	$3,709	$17,165
Chargeoffs	(392)	(2,976)	(341)	(9)	(1,018)	(238)	-	(4,974)
Recoveries	11	1	-	7	34	4	-	57
Provisions	591	3,283	202	(5)	(966)	100	(855)	2,350
Ending balance	$648	$7,349	$1,178	$21	$2,152	$396	$2,854	$14,598

Ending balance: Individually evaluated for impairment	$7	$-	$22	$-	$-	$-	$-	$29
Ending balance: Collectively evaluated for impairment	$641	$7,349	$1,156	$21	$2,152	$396	$2,854	$14,569

Loans receivable:
Ending balance	$44,336	$68,095	$162,827	$5,503	$127,449	$39,427	$-	$447,637
Ending balance: Individually evaluated for impairment	$262	$12,083	$8,681	$-	$11,981	$561	$-	$33,568
Ending balance: Collectively evaluated for impairment	$44,074	$56,012	$154,146	$5,503	$115,468	$38,866	$-	$414,069

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 9- Loans Receivable - continued

An analysis of the allowance for loan losses for the year ended December 31, 2010 is as follows:

(Dollars in thousands)
Allowance for credit losses:	Commercial	Commercial Real Estate Construction	Commercial Real Estate Other	Consumer	Residential	HELOC	Unallocated	Total
Beginning balance	$248	$4,375	$98	$59	$1,718	$386	$7,276	$14,160
Chargeoffs	(493)	(8,902)	(1,309)	(36)	(4,481)	(546)	-	(15,767)
Recoveries	1	104	61	25	226	5	-	422
Provisions	682	11,464	2,467	(20)	6,639	685	(3,567)	18,350
Ending balance	$438	$7,041	$1,317	$28	$4,102	$530	$3,709	$17,165

Ending balance: Individually evaluated for impairment	$7	$229	$142	$-	$336	$-	$-	$714
Ending balance: Collectively evaluated for impairment	$431	$6,812	$1,175	$28	$3,766	$530	$3,709	$16,451

Loans receivable:
Ending balance	$51,112	$79,762	$162,367	$6,367	$137,618	$42,167	$-	$479,393
Ending balance: Individually evaluated for impairment	$690	$17,430	$8,993	$-	$12,218	$54	$-	$39,385
Ending balance: Collectively evaluated for impairment	$50,422	$62,332	$153,374	$6,367	$125,400	$42,113	$-	$440,008

Credit Quality Indicators

The Company segments its commercial loans into risk categories based on relevant information about the ability of the borrowers and guarantors (if any) to service their debt.  Relevant items include but are not limited to current financial information, historical payment and loan performance experience, credit documentation, public information and current economic trends. The Company analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Company for further signs of improvement or deterioration and to determine if the loan remains properly classified and what impairment may be required, if any. Other loans rated Pass, where the total credit exposure to one borrower is $500,000 or more, are reviewed at least annually to validate the assigned loan grade. In addition, any consumer or commercial unsecured loan or lines of $5,000 or more are specifically reviewed annually to validate the loan grade, if any.  Further, during the renewal process of any loan, as well as if a loan becomes past due, or for any Home Equity Lines that have a loan-to-value greater than 80% and either are past due more than 30 days or are funded at 90% or more, the Company will evaluate the loan grade.

Consumer loans are not assigned a risk rating at loan origination.  If a consumer loan becomes past due and shows signs of deterioration in the creditworthiness of the borrower, a rating classification will then be assigned for monitoring purposes and the loan will be monitored quarterly with the commercial loans indicated above.

Loans excluded from the scope of the annual review process are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Company for a modified repayment plan. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard, doubtful or loss.

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 9- Loans Receivable – continued

The Company utilizes an asset risk classification system in compliance with guidelines established by the Federal Reserve as part of its efforts to improve commercial asset quality. “Special Mention” loans are defined as loans that  in management’s opinion are subject to potential future ratings downgrades, where market conditions may unfavorably affect the borrower in the future or where there are declining trends in the borrower's operations or where market conditions may unfavorably affect the borrower in the future. “Substandard” assets have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt and that the Company may experience a loss if the weakness(es) are not corrected. Assets that are rated “Doubtful” have the same characteristics of a substandard asset with an additional weakness that make collection or liquidation of the asset highly questionable, and there is a high probability of loss based on currently existing facts, conditions or values.

The following table summarizes the credit risk profile of the Company’s commercial loan portfolio for the periods ended June 30, 2011 and December 31, 2010 based on the Company’s internally assigned grade:

Commercial Credit Exposure
(Dollars in thousands)

			Commercial Real Estate		Commercial Real Estate
	Commercial		Construction		Other
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Grade:
Pass	$40,016	$46,959	$44,528	$57,003	$144,812	$142,598
Special mention	1,788	2,093	4,600	843	2,767	8,676
Substandard	2,532	2,060	17,598	20,250	15,248	11,093
Doubtful	-	-	1,369	1,666	-	-
Total	$44,336	$51,112	$68,095	$79,762	$162,827	$162,367

Consumer Credit Exposure
(Dollars in thousands)

The following table summarizes the credit risk profile of the Company’s residential loan portfolio for the periods ended June 30, 2011 and December 31, 2010 based on the Company’s internally assigned grade.  In determining the classification of a subprime loan, the company utilizes the definition supplied by the Federal Home Loan Bank.

	Residential Prime		Residential Subprime
Grade:	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Pass	$99,523	$108,000	$3,034	$2,731
Special mention	4,422	5,834	834	672
Substandard	18,290	19,110	1,346	1,271
Doubtful	-	-	-	-
Total	$122,235	$132,944	$5,214	$4,674

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 9- Loans Receivable – continued

The following table summarizes the credit risk profile of the Company’s consumer loan portfolio for the periods ended June 30, 2011 and December 31, 2010 based on payment activity:

(Dollars in thousands)
	Consumer
	Overdraft Protection		HELOC		Consumer Other
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Performing	$1,164	$1,228	$38,866	$42,113	$4,339	$5,139
Nonperforming	-	-	561	54	-	-
Total	$1,164	$1,228	$39,427	$42,167	$4,339	$5,139
Impaired Loans

The following is a summary of information relating to impaired loans at June 30, 2011:

(Dollars in thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Commercial	$112	$136	$-	$118	$1
Commercial real estate – construction	12,083	24,460	-	13,143	14
Commercial real estate – other	8,189	8,769	-	8,385	98
Residential – prime	10,844	13,433	-	11,412	47
Residential – subprime	1,137	1,297	-	1,511	15
HELOC	561	722	-	697	6

With an allowance recorded:
Commercial	150	150	7	150	5
Commercial real estate – construction	-	-	-	-	-
Commercial real estate – other	492	492	22	493	15
Residential – prime	-	-	-	-	-

Total:
Commercial	$262	$286	$7	$268	$6
Commercial real estate – construction	12,083	24,460	-	13,143	14
Commercial real estate – other	8,681	9,261	22	8,878	113
Residential – prime	10,844	13,433	-	11,412	47
Residential – subprime	1,137	1,297	-	1,511	15
HELOC	561	722	-	697	6
Totals	$33,568	$49,459	$29	$35,909	$201

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 9- Loans Receivable - continued

The following is a summary of information relating to impaired loans at December 31, 2010:

(Dollars in thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Commercial	$538	$539	$-	$365	$10
Commercial real estate – construction	12,908	22,552	-	19,163	398
Commercial real estate – other	7,393	7,885	-	7,892	356
Residential – prime	9,363	11,377	-	10,935	143
Residential – subprime	1,189	1,229	-	1,163	31
HELOC	54	71	-	71	1

With an allowance recorded:
Commercial	152	152	7	157	11
Commercial real estate – construction	4,522	4,743	229	4,689	2
Commercial real estate – other	1,600	1,601	142	1,615	96
Residential – prime	1,666	1,667	336	1,681	49

Total:
Commercial	$690	$691	$7	$522	$21
Commercial real estate – construction	17,430	27,295	229	23,852	400
Commercial real estate – other	8,993	9,486	142	9,507	452
Residential – prime	9,363	11,377	-	10,935	143
Residential – subprime	2,855	2,896	336	2,844	80
HELOC	54	71	-	71	1
Totals	$39,385	$51,816	$714	$47,731	$1,097

Modifications

The following is a summary of information relating to modifications and troubled debt restructurings (“TDRs”) at June 30, 2011:

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
(Dollars in thousands)	Contracts	Investments	Investments
Troubled debt restructuring:
Commercial	1	$149	$149
Commercial real estate – construction	7	7,008	7,008
Commercial real estate – other	7	3,228	3,228
Residential – prime	8	6,387	6,387
Residential – subprime	3	442	442
Total	26	$17,214	$17,214

Troubled debt restructuring that subsequently defaulted	Number of Contracts	Recorded Investment
Commercial real estate – construction	3	$2,199
Commercial real estate – other	2	$1,218
Residential – prime	3	$4,428

Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 9- Loans Receivable - continued

The following is a summary of information relating to modifications and troubled debt restructurings at December 31, 2010:

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
(Dollars in thousands)	Contracts	Investments	Investments
Troubled debt restructuring:
Commercial	1	$152	$152
Commercial real estate – construction	5	2,756	2,756
Commercial real estate – other	4	2,998	2,998
Residential – prime	8	7,237	7,237
Residential – subprime	2	790	790
Total	20	$13,933	$13,933

Troubled debt restructuring that subsequently defaulted	Number of Contracts	Recorded Investment
Commercial real estate – construction	3	$2,199
Commercial real estate - other	2	$1,426
Residential – prime	3	$2,898

The following is a summary of information pertaining to TDRs:
(Dollars in thousands)	June 30, 2011	December 31, 2010
Nonperforming TDRs	$15,879	$10,122
Performing TDRs:
Commercial	$149	$152
Commercial real estate - construction	141	378
Residential	1,045	3,281
Total performing TDRs	$1,335	$3,811
Total TDRs	$17,214	$13,933

Analysis of Past Due Loans Receivable

The following is a summary of information relating to analysis of past due loans receivable at June 30, 2011:
							Recorded
(Dollars in thousands)			Greater			Total	Investment
	30 – 59 days	60 – 89 days	Than	Total		Loans	> 90 days and
	Past Due	Past Due	90 days	Past Due	Current	Receivable	Accruing
Commercial	$300	$41	$112	$453	$43,883	$44,336	$-
Commercial RE - Construction	655	271	11,601	12,527	54,547	68,095	1,021
Commercial RE – Other	589	446	7,982	9,017	153,810	162,827	-
Residential – prime	719	370	9,782	10,871	111,264	122,235	100
Residential - subprime	48	-	680	728	4,486	5,214	-
HELOC	425	-	150	575	38,852	39,427	-
Consumer – OD Protection	-	-	-	-	1,164	1,164	-
Consumer – Other	32	26	-	58	4,281	4,339	-
Total	$2,768	$1,154	$30,307	$34,229	$412,287	$447,637	$1,121

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 9- Loans Receivable - continued

The following is a summary of information relating to analysis of past due loans receivable at December 31, 2010:

							Recorded
(Dollars in thousands)			Greater			Total	Investment
	30 – 59 days	60 – 89 days	Than	Total		Loans	> 90 days and
	Past Due	Past Due	90 days	Past Due	Current	Receivable	Accruing
Commercial	$255	$14	$44	$313	$50,799	$51,112	$-
Commercial RE - Construction	76	-	14,615	14,691	65,071	79,762	-
Commercial RE – Other	223	233	2,198	2,654	159,053	162,367	660
Residential – prime	146	302	9,180	9,628	122,934	132,944	382
Residential - subprime	164	-	398	562	4,112	4,674	-
HELOC	-	113	54	167	42,000	42,167	-
Consumer – OD Protection	5	-	-	5	1,223	1,228	-
Consumer – Other	16	-	-	16	5,123	5,139	-
Total	$885	$662	$26,489	$28,036	$450,315	$479,393	$1,042

Loans Receivable on Nonaccrual Status

The following is a summary of information relating to loans receivable on nonaccrual status for the periods ended June 30, 2011 and December 31, 2010:

	June 30,	December 31,
(Dollars in thousands)	2011	2010
Commercial	$112	$44
Commercial RE - Construction	11,943	14,615
Commercial RE – Other	7,994	2,198
Residential – prime	10,360	8,553
Residential - subprime	976	1,025
HELOC	561	54
Total	$31,946	$26,489

In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk.  These financial instruments are commitments to extend credit, commitments under credit card arrangements and letters of credit and have elements of risk in excess of the amount recognized in the balance sheet.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.  The Company’s exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument.  Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have essentially the same credit risk as other lending facilities.  The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments.

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Note 10– Other Real Estate Owned

The Bank possessed $13,146,000 in other real estate owned at June 30, 2011.  Transactions in other real estate owned for the periods ended June 30, 2011 and December 31, 2010 are summarized below:

	June 30,	December 31,
(Dollars in thousands)	2011	2010
Balance, beginning of period	$13,496	$7,165
Additions	1,437	16,460
Sales	(1,197)	(8,938)
Write downs	(590)	(1,191)
Balance, end of period	$13,146	$13,496

The following is a summary of information relating to analysis of other real estate owned at June 30, 2011 and December 31, 2010:

	June 30,	December 31,
(Dollars in thousands)	2011	2010
Construction, land development and other land	$12,487	$12,111
Commercial RE – Other	340	1,020
Residential	319	365
Total	$13,146	$13,496

Note 11 – Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments.  Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks and Interest-Bearing Deposit Accounts - The carrying amount is a reasonable estimate of fair value.

Investment Securities - The fair values of securities held-to-maturity are based on quoted market prices or dealer quotes. For securities available-for-sale, fair value equals the carrying amount which is the quoted market price.  If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Nonmarketable Equity Securities - Cost is a reasonable estimate of fair value for nonmarketable equity securities because no quoted market prices are available and the securities are not readily marketable.  The carrying amount is adjusted for any permanent declines in value.

Cash Surrender Value of Life Insurance - The carrying amount is a reasonable estimate of fair value.

Loans Receivable and Loans Held for Sale- For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts.  The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 11 – Fair Value Of Financial Instruments - continued

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date.  The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from the Federal Home Loan Bank - The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently.  The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company’s current borrowing rate from the Federal Home Loan Bank.

Junior Subordinated Debentures – The fair value of fixed rate junior subordinated debentures are estimated using a discounted cash flow calculation that applies the Company’s current borrowing rate.  The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can reprice frequently.

Off-Balance-Sheet Financial Instruments – Fair values of off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Commitments to Extend Credit and Commercial Letters of Credit – Because commitments to expand credit and commercial letters of credit are made using variable rates, or are recently executed, the contract value is a reasonable estimate of fair value.

The carrying values and estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2011		December 31, 2010
	Carrying	Estimated	Carrying	Estimated
(Dollars in thousands)	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and due from banks	$10,389	$10,389	$9,315	$9,315
Interest-bearing deposit accounts	65,840	65,840	27,860	27,860
Securities available-for-sale	55,257	55,257	74,025	74,025
Nonmarketable equity securities	8,773	8,773	9,626	9,626
Cash surrender value of life insurance	17,742	17,742	17,397	17,397
Loans and loans held for sale	449,800	450,190	484,909	483,885
Accrued interest receivable	1,803	1,803	2,289	2,289

Financial Liabilities:
Demand deposit, interest bearing
transaction, and savings accounts	$347,542	$347,542	$341,994	$341,994
Certificates of deposit and other time deposits	127,074	127,422	153,188	154,187
Advances from the Federal Home Loan Bank	95,400	100,338	95,400	100,753
Junior subordinated debentures	10,310	10,310	10,310	10,422
Accrued interest payable	527	527	708	708

	Notional	Estimated	Notional	Estimated
	Amount	Fair Value	Amount	Fair Value
Off-Balance Sheet Financial Instruments:
Commitments to extend credit	$49,204	$-	$49,961	$-
Letters of credit	1,520	-	1,647	-

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 11 – Fair Value Of Financial Instruments - continued

Accounting standards provide a framework for measuring and disclosing fair value which require disclosure about the fair value of assets and liabilities recognized on the balance sheet, whether the measurements are made on a recurring basis or on a nonrecurring basis.  Fair value is defined as the exchange in price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Accounting standards also establish a fair value hierarchy, which requires an entity to maximize the use of unobservable inputs when measuring fair value.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.  The objective is to enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1
Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale – Investment securities available-for-sale are recorded at fair value on a recurring basis.  Fair value measurement is based upon quoted prices, if available.  If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of cash flows, adjusted for the security’s rating,  prepayment assumptions and other factors such as credit loss assumptions.  Level 1 securities includes those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the-counter market and money market funds.  Level 2 securities include mortgage backed securities issued by government sponsored entities, municipal bonds and corporate debt securities.  Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans Held- for-Sale-The carrying amount of loans held for sale is a reasonable estimate of fair value.

COMMUNITY CAPITAL CORPORATION
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 11 – Fair Value Of Financial Instruments - continued

Loans – The Company does not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established.  Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan are considered impaired.  Once a loan is identified as individually impaired, management measures impairment.  The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows.  Those impaired loans not requiring a specific allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans.  Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy.  When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan as nonrecurring Level 2.  When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan as nonrecurring Level 3.

Other Real Estate Owned – Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned.  Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure.  The initial recorded value may be subsequently reduced by additional allowances, which are charges to earnings if the estimated fair value of the property less estimated seling costs declines below the initial recorded value.  Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral.  When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2.  When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.
June 30, 2011	Quoted market price in active markets	Significant other observable inputs	Significant unobservable inputs
(Dollars in thousands)	(Level 1)	(Level 2)	(Level 3)
Mortgage-backed securities	$-	$46,734	$-
State and municipal obligations	-	8,523
Available-for-sale securities	-	55,257	-
Loans held for sale	-	2,163	-
Total	$-	$57,420	$-

December 31, 2010
(Dollars in thousands)
Mortgage-backed securities	$-	$63,229	$-
State and municipal obligations	-	10,796	-
Available-for-sale securities	-	74,025	-
Loans held for sale	-	5,516	-
Total	$-	$79,541	$-

There were no liabilities measured at fair value on a recurring basis for the periods ended June 30, 2011 and December 31, 2010.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the valuation hierarchy (as described above) for which a nonrecurring change in fair value has been recorded during the year.

COMMUNITY CAPITAL CORPORATION

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 11 – Fair Value Of Financial Instruments - continued

June 30, 2011	Quoted market price in active markets	Significant other observable inputs	Significant unobservable inputs
(Dollars in thousands)	(Level 1)	(Level 2)	(Level 3)
Other real estate owned	$-	$9,483	$3,663
Impaired loans	-	31,926	1,613
Total	$-	$41,409	$5,276
December 31, 2010
(Dollars in thousands)
Other real estate owned	$-	$8,781	$4,715
Impaired loans	-	35,498	3,173
Total	$-	$44,279	$7,888

There were no liabilities measured at fair value on a nonrecurring basis for the periods ended June 30, 2011 and December 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Community Capital Corporation
Greenwood, South Carolina

We have audited the accompanying consolidated balance sheets of Community Capital Corporation and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Capital Corporation and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Elliott Davis, LLC
Greenville, South Carolina
March 21, 2011

Community Capital Corporation
Consolidated Balance Sheets

	December 31,
(Dollars in thousands, shares are not in dollars)	2010	2009
Assets:
Cash and cash equivalents:
Cash and due from banks	$9,315	$10,141
Interest-bearing deposit accounts	27,860	38,990

Total cash and cash equivalents	37,175	49,131
Investment securities:
Securities available-for-sale	74,025	68,826
Securities held-to-maturity (estimated fair value of $170 at December 31, 2009)	-	160
Nonmarketable equity securities	9,626	10,186
Total investment securities	83,651	79,172
Loans held for sale	5,516	1,103
Loans receivable	479,393	567,178
Less allowance for loan losses	(17,165)	(14,160)
Loans, net	462,228	553,018
Other real estate owned	13,496	7,165
Premises and equipment, net	15,342	16,150
Accrued interest receivable	2,289	3,046
Prepaid expenses	3,349	4,873
Intangible assets	1,259	1,663
Cash surrender value of life insurance	17,397	16,689
Deferred tax asset	8,992	6,622
Income tax receivable	3,158	9,634
Other assets	2,082	1,176
Total assets	$655,934	$749,442

Liabilities:
Deposits:
Noninterest-bearing	103,080	112,333
Interest-bearing	392,102	471,150

Total deposits	495,182	583,483
Advances from the Federal Home Loan Bank	95,400	95,400
Accrued interest payable	708	1,337
Junior subordinated debentures	10,310	10,310
Other liabilities	6,930	5,155
Total liabilities	608,530	695,685
Commitments and contingencies - Notes 4, 13, and 17

Shareholders’ equity:
Common stock, $1.00 par value; 20,000,000 shares authorized; 10,721,350 and 10,721,450 shares issued at December 31, 2010 and 2009, respectively	10,721	10,721
Nonvested restricted stock	(116)	(364)
Capital surplus	64,679	66,472
Accumulated other comprehensive income (loss)	(460)	909
Retained earnings (deficit)	(17,189)	(11,704)
Treasury stock, at cost (704,702 and 845,627 shares in 2010 and 2009, respectively)	(10,231)	(12,277)
Total shareholders’ equity	47,404	53,757
Total liabilities and shareholders’ equity	$655,934	$749,442

The accompanying notes are an integral part of these consolidated financial statements.

Community Capital Corporation
Consolidated Statements of Operations

	For the years ended
	December 31,
(Dollars in thousands, except for per share data amounts)	2010	2009	2008
Interest income:
Loans, including fees	$28,559	$32,722	$39,710
Investment securities:
Taxable	1,650	2,254	2,189
Tax-exempt	496	1,059	1,285
Nonmarketable equity securities	140	147	404
Federal funds sold and other	165	51	6

Total interest income	31,010	36,233	43,594

Interest expense:
Deposits	6,832	7,894	10,835
Advances from the Federal Home Loan Bank	3,323	5,190	6,034
Federal funds purchased and securities sold under agreements to repurchase	-	57	1,061
Other	748	726	726
Total interest expense	10,903	13,867	18,656

Net interest income	20,107	22,366	24,938
Provision for loan losses	18,350	32,800	9,300

Net interest income (loss) after provision for loan losses	1,757	(10,434)	15,638

Noninterest income:
Service charges on deposit accounts	1,822	2,313	2,492
Income from fiduciary activities	1,936	1,623	1,725
Commissions from sales of mutual funds	329	263	180
Gain on sales of securities available-for-sale	1,999	224	98
Gain on sale of loans held for sale	1,875	1,450	1,139
Gain on sale of premises and equipment	-	-	6
Other operating income	2,740	1,657	1,607
Total noninterest income	10,701	7,530	7,247

Noninterest expenses:
Salaries and employee benefits	10,090	10,389	10,853
Goodwill impairment	-	7,418	-
Net occupancy	1,260	1,298	1,316
Furniture and equipment	764	875	975
Amortization of intangible assets	404	427	449
Loss on sale of fixed assets	-	38	-
FDIC banking assessments	1,694	1,863	342
FHLB prepayment penalties	-	896	-
Net cost of operation of other real estate owned	2,287	3,532	409
Other operating expenses	4,898	5,038	5,848
Total noninterest expenses	21,397	31,774	20,192

Income (loss) before income taxes	(8,939)	(34,678)	2,693
Income tax expense (benefit)	(3,454)	(9,433)	284

Net income(loss)	$(5,485)	$(25,245)	$2,409
Earnings (loss) per share:
Basic earnings (loss) per share	$(0.55)	$(4.34)	$0.54
Diluted earnings (loss) per share	$(0.55)	$(4.34)	$0.54

The accompanying notes are an integral part of these consolidated financial statements.

Community Capital Corporation
Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss)
For the years ended December 31, 2010, 2009, and 2008

					Accumulated
			Nonvested		other
(Dollars in thousands,	Common stock		restricted	Capital	comprehensive	Retained	Treasury
except for per share amounts)	Shares	Amount	stock	surplus	income (loss)	earnings	stock	Total
Balance, December 31, 2007	5,603,570	$5,604	$(443)	$61,600	$485	$15,016	$(17,415)	$64,847
Net income						2,409		2,409
Other comprehensive income, net of tax effects					42			42
Comprehensive income								2,451
Cumulative change in accounting principle						(530)		(530)
Dividends paid ($0.60 per share)						(2,679)		(2,679)
Stock options exercised	37,605	37		430				467
Issuance of restricted stock	26,800	27	(422)	395				-
Amortization of deferred compensation on restricted stock			406					406
Forfeitures of restricted stock	(1,215)	(1)	14	(20)		2		(5)
Balance, December 31, 2008	5,666,760	5,667	(445)	62,405	527	14,218	(17,415)	64,957
Net loss						(25,245)		(25,245)
Other comprehensive income, net of tax effects					382			382
Comprehensive loss								(24,863)
Redemption of treasury shares (353,843 shares)
Dividends paid ($0.15 per share)
Rights offering issuance, net	5,005,890	5,006		8,081				13,087
Reduction of tax benefit for vesting restricted stock
Issuance of restricted stock	49,500	49	(304)	255				-
Amortization of deferred compensation on restricted stock			381					381
Forfeitures of restricted stock	(700)	(1)	4	(7)				(4)
Balance, December 31, 2009	10,721,450	$10,721	$(364)	$66,472	$909	$(11,704)	$(12,277)	$53,757
Net loss						(5,485)		(5,485)
Other comprehensive income (loss), net of tax effects					(1,369)			(1,369)
Comprehensive loss								(6,854)
Redemption of treasury shares (140,925 shares)				(1,612)			2,046	434
Reduction of tax benefit for vesting restricted stock				(125)				(125)
Capitalized expenses associated with rights offering				(54)				(54)
Amortization of deferred compensation on restricted stock			248					248
Forfeitures of restricted stock	(100)			(2)				(2)
Balance, December 31, 2010	10,721,350	$10,721	$(116)	$64,679	$(460)	$(17,189)	$(10,231)	$47,404

The accompanying notes are an integral part of these consolidated financial statements.

Community Capital Corporation
Consolidated Statements of Cash Flows

	For the years ended
	December 31,
(Dollars in thousands)	2010	2009	2008
Cash flows from operating activities:
Net income(loss)	$(5,485)	$(25,245)	$2,409
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	916	1,064	1,047
Provision for loan losses	18,350	32,800	9,300
Deferred income tax benefit (expense)	663	(727)	(467)
Amortization of intangible assets	404	426	449
Amortization of deferred compensation on restricted stock	248	381	406
Cumulative change in accounting principle	-	-	(530)
Premium amortization less discount accretion on securities available-for-sale	178	29	8
Amortization of deferred loan costs and fees, net	879	976	1,244
Write down of other real estate	1,191	3,243	409
Net (gain) loss on sale of premises and equipment	-	38	(6)
Net loss on sale of other real estate	263	104	194
Net gain on sales or calls of securities available-for-sale	(1,999)	(224)	(98)
Loss on write-off of nonmarketable equity securities	-	82	-
Goodwill impairment	-	7,418	-
Proceeds of loans held for sale	50,277	40,555	20,704
Disbursements for loans held for sale	(54,690)	(41,355)	(20,376)
Decrease in interest receivable	757	678	688
(Increase) decrease in income tax receivable	6,476	(9,634)	-
Decrease in interest payable	(629)	(465)	(1,322)
Increase in other assets	(2,544)	(5,887)	(3,105)
Increase in other liabilities	1,775	248	464
Net cash provided by operating activities	17,030	4,505	11,418

Cash flows from investing activities:
Net (increase) decrease in loans made to customers	55,101	28,316	(6,705)
Proceeds from sales of securities available-for-sale	86,564	22,431	980
Proceeds from calls and maturities of securities available-for-sale	19,117	26,908	17,042
Purchases of securities available-for-sale	(111,134)	(38,563)	(25,154)
Proceeds from calls and maturities of securities held-to-maturity	160	55	55
Proceeds from sales of nonmarketable equity securities	887	2,332	7,520
Purchase of nonmarketable equity securities	(327)	(1,785)	(8,832)
Purchase of premises and equipment	(129)	(190)	(1,628)
Proceeds from sales of premises and equipment	21	210	73
Proceeds from sales of other real estate	8,675	7,619	885
Net cash (used) provided by investing activities	58,935	47,333	(15,764)

Cash flows from financing activities:
Net increase (decrease) in demand and savings accounts	(22,583)	22,229	(18,839)
Net increase (decrease) in time deposits	(65,718)	47,653	12,368
Net decrease in federal funds purchased and securities sold under agreements to repurchase	-	(33,838)	(28,428)
Proceeds from advances from the Federal Home Loan Bank	20,000	39,700	210,240
Repayments of advances from the Federal Home Loan Bank	(20,000)	(105,485)	(184,580)
Dividends paid	-	(677)	(2,679)
Net proceeds (expenses) from rights offering	(54)	13,087	-
Proceeds from exercise of stock options	-	-	467
Sales of treasury stock	434	1,012	-
Net cash used by financing activities	(87,921)	(16,319)	(11,451)
Net increase (decrease) in cash and cash equivalents	(11,956)	35,519	(15,797)
Cash and cash equivalents, beginning of year	49,131	13,612	29,409
Cash and cash equivalents, end of year	$37,175	$49,131	$13,612

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Community Capital Corporation (the Company) serves as a bank holding company for CapitalBank (the Bank).  CapitalBank operates eighteen branches throughout South Carolina.  The Bank offers a full range of banking services, including a wealth management group featuring a wide array of financial services, with personalized attention, local decision making and strong emphasis on the needs of individuals and small to medium-sized businesses.

The accounting and reporting policies of the Company reflect industry practices and conform to generally accepted accounting principles in all material respects.  The consolidated financial statements include the accounts of the Company and the Bank.  All significant intercompany accounts and transactions have been eliminated.

Use of Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and income and expenses for the period.  Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, including valuation allowances for impaired loans, the carrying amount of real estate acquired in connection with foreclosures or in satisfaction of loans, and deferred tax positions.  Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowances for losses on loans and foreclosed real estate.  Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.  Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Securities Available-for-sale - Securities available-for-sale held by the Company are carried at amortized cost and adjusted to estimated fair value by recording the aggregate unrealized gain or loss in a valuation account.  Management does not actively trade securities classified as available-for-sale.  Reductions in fair value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis in the security.  Generally, amortization of premiums and accretion of discounts are charged or credited to earnings on a straight-line basis over the life of the securities.  The adjusted cost basis of securities available-for-sale is determined by specific identification and is used in computing the gain or loss from a sales transaction.

Securities Held-To-Maturity - Securities held-to-maturity are those securities which management has the intent and the Company has the ability to hold until maturity.  Securities held-to-maturity are carried at cost and adjusted for amortization of premiums and accretion of discounts, both computed by the straight-line method.  Reductions in fair value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security.

Nonmarketable Equity Securities - Nonmarketable equity securities include the costs of the Company’s investments in the stock of the Federal Reserve Bank and the Federal Home Loan Bank.  The stocks have no quoted market value and no ready market exists. Investment in Federal Reserve Bank stock is required for state-chartered member banks. Investment in Federal Home Loan Bank stock is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to secure the borrowings.  At December 31, 2010 and 2009, the investment in Federal Reserve Bank stock was $1,903,450 and $1,686,300, respectively.  At December 31, 2010 and 2009, the investment in Federal Home Loan Bank stock was $7,277,500 and $8,145,500, respectively.  Upon request, the stock may be sold back to the Federal Home Loan Bank, at cost.

The Company has invested in the stock of several unrelated financial institutions.  The Company owns less than five percent of the outstanding shares of each institution, and the stocks either have no quoted market value or are not readily marketable.  At December 31, 2010 and 2009, the investments in the stock of the unrelated financial institutions, at cost, was $134,600 and $44,600, respectively.  During 2009, the Company recorded an other-than-temporary-impairment (“OTTI”) charge in the amount of $81,864 for its investment in Community Financial Services, Inc.  Also included in nonmarketable equity securities is the investment in the Community Capital Corporation Statutory Trust I which totaled $310,000 at December 31, 2010 and 2009.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Loans Receivable - Loans are recorded at their unpaid principal balance.  Direct loan origination costs and loan origination fees are deferred and amortized over the lives of the loans as an adjustment to yield.  Unamortized net deferred loan costs included in loans at December 31, 2010 and 2009 were $439,026 and $276,884, respectively.

The Company considers a loan to be past due or delinquent when the terms of the contractual obligation are not met by the borrower.

Loans are defined as impaired when it is determined that based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  All loans are subject to this criteria except for: smaller-balance homogeneous loans that are collectively evaluated for impairment and loans measured at fair value or at the lower of cost or fair value.  The Company considers its consumer installment portfolio, credit cards, and home equity lines as meeting this criteria. Therefore, the real estate and commercial loan portfolios are primarily subject to possible impairment.

Impaired loans are measured based on current fair market values of collateral or based on the present value of discounted expected cash flows.  When it is determined that a loan is impaired, a direct charge to provision for loan losses is made for the difference between the net present value of expected future cash flows based on the contractual rate and the Company’s recorded investment in the related loan.  The corresponding entry is to a related valuation account.  Interest is discontinued on impaired loans when management determines that a borrower may be unable to meet payments as they become due.

The Company identifies impaired loans through its normal internal loan review process.  Loans on the Company’s problem loan watch list are considered potentially impaired loans.  These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected.  Loans are not considered impaired if a minimal delay occurs and all amounts due including accrued interest at the contractual interest rate for the period of delay are expected to be collected.  At December 31, 2010 and 2009, the Company had impaired loans of approximately $39,385,000 and $71,956,000, respectively.

Interest income is computed using the simple interest method and is recorded in the period earned.  When serious doubt exists as to the collectability of a loan or a loan is contractually 90 days past due, the accrual of interest income is generally discontinued unless the estimated net realizable value of the collateral is sufficient to assure collection of the principal balance and accrued interest.  When interest accruals are discontinued, unpaid accrued interest is reversed and charged against current year income.

Payments received on loans in nonaccrual status are applied to principal in order to reduce the recorded investment balance. Occasionally, a loan in nonaccrual status may be restored to accrual status when the amounts due to the Company in principal and interest are no longer unpaid or past due and full repayment is expected on the remaining balance of the loan.

The Company uses the same credit policies in making estimates for reserves for losses on off-balance sheet items as it does for on-balance sheet items.

Allowance for Loan Losses - Management provides for losses on loans through specific and general charges to operations and credits such charges to the allowance for loan losses.  Specific provision for losses is determined for identified loans based upon estimates of the excess of the loan’s carrying value over the net realizable value of the underlying collateral.  General provision for loan losses is estimated by management based upon factors including industry loss experience for similar lending categories, actual loss experience, delinquency trends, as well as prevailing and anticipated economic conditions.  While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation.  Delinquent loans are charged against the allowance at the time they are determined to be uncollectible.  Recoveries are added to the allowance.

Loans Held For Sale - The Company’s mortgage activities are comprised of accepting residential mortgage loan applications, qualifying borrowers to standards established by investors, funding residential mortgages and selling mortgages to investors under pre-existing commitments.  Funded residential mortgages held temporarily for sale to investors are recorded at the lower of cost or market value.  Application and origination fees collected by the Company are recognized as income upon sale to the investor.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation.  Gain or loss on retirement of premises and equipment is recognized in the statements of income (loss) when incurred.  Expenditures for maintenance and repairs are charged to expense; betterments and improvements are capitalized.  Depreciation charges are computed principally on the straight-line method over the estimated useful lives as follows: building and improvements - 40 years; furniture, fixtures and equipment - 3 to 15 years.

Other Real Estate Owned - Other real estate owned includes real estate acquired through foreclosure.  Other real estate owned is carried at the lower of cost (principal balance at the date of foreclosure) or fair value minus estimated costs to sell.  Any write-downs at the date of foreclosure are charged to the allowance for loan losses.  Expenses to maintain such assets, subsequent changes in the valuation allowance, and gains and losses on disposal are included in other expenses.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible Assets - Intangible assets consist of core deposit premiums resulting from the Company’s acquisitions.  The core deposit premiums are being amortized over twelve to fifteen years using the straight-line method. In 2009, during the annual evaluation of goodwill, it was determined that the value of the recorded goodwill was impaired and accordingly the balance was written off as an impairment expense in the amount of $7,418,000.

Income Taxes - The income tax provision is the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years.  Income taxes deferred to future years are determined utilizing a liability approach.  This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax bases of certain assets and liabilities, principally the allowance for loan losses and depreciable premises and equipment.

The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company’s financial condition, results of operations, or cash flow.  Therefore, no reserves for uncertain income tax positions have been recorded.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred.  External costs incurred in producing media advertising are expensed the first time the advertising takes place.  External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent.  Advertising and public relations costs of $22,468, $56,715 and $285,073 were included in the Company's results of operations for 2010, 2009, and 2008, respectively.

Stock-Based Compensation – The Company accounts for stock options and warrants in accordance with generally accepted accounting principles.  Compensation expense is recognized as salaries and benefits in the statement of income (loss).  Any share issued as a result of exercise will be issued from common shares authorized as discussed in Note 15.  The Company did not issue any stock options during the fiscal years ended December 31, 2010 and 2009.

Cash Flow Information - For purposes of reporting cash flows, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.  Cash equivalents include amounts due from depository institutions, interest-bearing deposit accounts, and federal funds sold.  Generally, federal funds are sold for one-day periods.

The following summarizes supplemental cash flow information:

	Year ended December 31,
(Dollars in thousands)	2010	2009	2008
Cash paid for interest	$11,532	$14,332	$19,988
Cash paid for income taxes	1,528	990	3,286
Supplemental noncash investing and financing activities:
Foreclosures on loans	16,460	12,906	6,242
Change in unrealized gain (loss) on securities available-for sale, net of tax	(1,369)	382	42

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes throughout South Carolina.  The Company’s loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios.  Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan’s life.  For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

maturities prior to the loan being fully paid (i.e. balloon payment loans).  These loans are underwritten and monitored to manage the associated risks.  Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company’s investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities.  In the opinion of management, there is no concentration of credit risk in its investment portfolio.  The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions.  Management believes credit risk associated with correspondent accounts is not significant.

Per-Share Data - Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding for the period.  Diluted earnings (loss) per share is similar to the computation of basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued using the treasury stock method.

Comprehensive Income (Loss) - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income (loss).  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income (loss), are components of comprehensive income (loss).

The components of other changes in comprehensive income (loss) and related tax effects are as follows:

	Year ended December 31,
(Dollars in thousands)	2010	2009	2008
Unrealized holding gains (losses) on available-for-sale securities	$(76)	$803	$162
Reclassification adjustment for gains realized in income	(1,999)	(224)	(98)
Net unrealized (gains) losses on securities	(2,075)	579	64
Tax effect	706	(197)	(22)
Net-of-tax amount	$(1,369)	$382	$42

Common Stock Owned by the Employee Stock Ownership Plan (ESOP) - ESOP purchases and redemptions of the Company’s common stock are at estimated fair value.  Dividends on ESOP shares are charged to retained earnings.  All shares held by the ESOP are treated as outstanding for purposes of computing earnings per share.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit.  These financial instruments are recorded in the financial statements when they become payable by the customer.

Recent Accounting Pronouncements – The following is a summary of recent authoritative pronouncements:

In July 2010, the Receivables topic of the ASC was amended to require expanded disclosures related to a company’s allowance for credit losses and the credit quality of its financing receivables. The amendments will require the allowance disclosures to be provided on a disaggregated basis.  The Company is required to begin to comply with the disclosures in its financial statements for the year ended December 31, 2010.  Disclosures about Troubled Debt Restructurings (TDRs) required by the Update have been deferred by FASB in an update issued in early 2011. The TDR disclosures are anticipated to be effective for periods ending after June 15, 2011.  See Note 4.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which significantly changes the regulation of financial institutions and the financial services industry.  The Dodd-Frank Act includes several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future.  Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies.  The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will be given the authority to promulgate consumer protection regulations applicable to all entities

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

offering consumer financial services or products, including banks.  Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting originator compensation, minimum repayment standards, and pre-payments.  Management is actively reviewing the provisions of the Dodd-Frank Act and assessing its probable impact on our business, financial condition, and results of operations.

In August 2010, two updates were issued to amend various SEC rules and schedules pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies and based on the issuance of SEC Staff Accounting Bulletin 112.  The amendments related primarily to business combinations and removed references to “minority interest” and added references to “controlling” and “noncontrolling interests(s)”.  The updates were effective upon issuance but had no impact on the Company’s financial statements.

Also in December 2010, the Business Combinations topic of the ASC was amended to specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendment also requires that the supplemental pro forma disclosures include a description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  This amendment is effective for the Company for business combinations for which the acquisition date is on or after January 1, 2011, although early adoption is permitted.  The Company does not expect the amendment to have any impact on the financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory.  There are three main components of economic risk:  interest rate risk, credit risk and market risk.  The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets.  Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments.  Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies.  These regulations can and do change significantly from period to period.  The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Cash surrender value of life insurance – Cash surrender value of life insurance policies represents the cash value of policies on certain officers of the bank.

Reclassifications - Certain captions and amounts in the 2009 and 2008 financial statements were reclassified to conform with the 2010 presentation.  Such reclassifications had no effect on net income (loss) or shareholders’ equity.

Accounting for Transfers of Financial Assets - A sale is recognized when the Company relinquishes control over a financial asset and is compensated for such asset.  The difference between the net proceeds received and the carrying amount of the financial asset being sold or securitized is recognized as a gain or loss on the sale.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Company is required to maintain average reserve balances computed as a percentage of deposits.  At December 31, 2010 and 2009, the required cash reserves were satisfied by vault cash on hand and amounts due from correspondent banks.

NOTE 3 - INVESTMENT SECURITIES

Securities available-for-sale at December 31, 2010 and 2009 consisted of the following:

	Amortized	Gross Unrealized		Estimated
(Dollars in thousands)	Cost	Gains	Losses	Fair Value
December 31, 2010
Obligations of state and local governments	$10,853	$133	190	10,796
Mortgage-backed securities	63,869	157	797	63,229
Total	$74,722	$290	$987	$74,025

December 31, 2009
Government-sponsored enterprises	$12,996	$91	$-	$13,087
Obligations of state and local governments	16,167	391	-	16,558
	29,163	482	-	29,645
Mortgage-backed securities	38,174	1,063	56	39,181
Total	$67,337	$1,545	$56	$68,826

Securities held-to-maturity as of December 31, 2010 and 2009 consisted of the following:

	Amortized	Gross Unrealized		Estimated
(Dollars in thousands)	Cost	Gains	Losses	Fair Value
December 31, 2010
Obligations of state and local governments	$-	$-	$-	$-

December 31, 2009
Obligations of state and local governments	$160	$10	$-	$170

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009.

Securities Available-for-Sale

	Less than		Twelve months
	twelve months		or more				Total
		Unrealized			Unrealized			Unrealized
(Dollars in thousands)	Fair value	losses	Fair value		losses		Fair value	losses
December 31, 2010
Obligations of state and local governments	$4,683	$190	$		$		$4,683	$190
Mortgage-backed securities	47,998	797		-		-	47,998	797
Total	$52,631	$987		$-		$-	$52,631	$987

December 31, 2009
Mortgage-backed securities	$3,515	$56		$-		$-	$3,515	$56
Total	$3,515	$56		$-		$-	$3,515	$56

Securities classified as available-for-sale are recorded at fair market value.   The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the securities before recovery of its amortized cost.  The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.  At December 31, 2010 and 2009, the Company did not have any securities in a continuous loss position for twelve months or more.

The following table summarizes the maturities of securities available-for-sale and held-to-maturity as of December 31, 2010, based on the contractual maturities.  Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.  Mortgage-backed securities are presented as a separate line item since paydowns are expected before the contractual maturity dates.  All mortgage-backed securities are backed by an agency of the U.S. government.

NOTE 3 - INVESTMENT SECURITIES - continued

	Securities		Securities
	Available-For-Sale		Held-To-Maturity
	Amortized	Estimated	Amortized	Estimated
(Dollars in thousands)	Cost	Fair Value	Cost	Fair Value
Due in one year or less	$315	$319	$-	$-
Due after one year but within five years	1,775	1,800	-	-
Due after five years but within ten years	3,721	3,821	-	-
Due after ten years	5,042	4,856	-	-
	10,853	10,796	-	-
Mortgage-backed securities	63,869	63,229	-	-
Total	$74,722	$74,025	$-	$-

Proceeds from sales of securities available-for-sale during 2010, 2009, and 2008 were $86,564,000, $22,431,000 and $980,000, respectively, resulting in gross realized gains of $1,999,000, $224,000 and $98,000 in 2010, 2009 and 2008, respectively.   There were no sales of securities held-to-maturity in 2010, 2009, or 2008.

At December 31, 2010 and 2009, securities having amortized costs of approximately $32,681,000 and $36,317,000, respectively, and estimated fair values of $32,588,000 and $37,224,000, respectively, were pledged as collateral for short-term borrowings, to secure public and trust deposits, and for other purposes as required and permitted by law.

The Company reviews its investment portfolio at least quarterly and more frequently when economic conditions warrant, assessing whether there is any indication of OTTI.  Factors considered in the review include estimated cash flows, length of time and extent to which market value has been less than cost, the financial condition and near term prospects of the issuer, and our intent and ability to retain the security to allow for an anticipated recovery in market value.

If the review determines that there is OTTI, then an impairment loss is recognized in earnings equal to the entire difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made, or may recognize a portion in other comprehensive income.  The fair value of investments on which OTTI is recognized then becomes the new cost basis of the investment.

As noted in Note 1, the Company has nonmarketable equity securities consisting of investments in several financial institutions.  These investments totaled $9,626,000 and $10,186,000 at December 31, 2010 and 2009, respectively. During 2010 and 2009, proceeds from sales of nonmarketable equity securities totaled $887,000 and $2,332,000, respectively.  During 2010 there were no losses related to OTTI, however in 2009, the company recorded OTTI of $82,000 on its investment in Community Financial Services, Inc. stock.

NOTE 4 - LOANS RECEIVABLE

Loans receivable are summarized as follows:

	December 31,
(Dollars in thousands)	2010	2009
Commercial	$51,112	$50,363
Commercial real estate – construction	79,762	117,988
Commercial real estate – other	162,367	173,560
Residential	137,618	170,153
Home equity	42,167	47,409
Consumer	6,367	7,705
Total gross loans	$479,393	$567,178

At December 31, 2010 and 2009, the Company had sold participations in loans aggregating $3,665,000 and $4,240,000, respectively, to other financial institutions on a nonrecourse basis.  Collections on loan participations and remittances to participating institutions conform to customary banking practices.

The Bank accepts residential mortgage loan applications and funds loans of qualified borrowers (see Note 1). Funded loans are sold with limited recourse to investors under the terms of pre-existing commitments.   The Company does not service residential mortgage loans for the benefit of others.

NOTE 4 - LOANS RECEIVABLE - continued

At December 31, 2010 and 2009, the Company had pledged approximately $101,870,000 and $119,028,000, respectively, of loans on residential and commercial real estate as collateral for advances from the Federal Home Loan Bank (see Note 10).

An analysis of the allowance for loan losses for the years ended December 31, 2010, 2009, and 2008, is as follows:

(Dollars in thousands)	2010	2009	2008
Balance, beginning of year	$14,160	$13,617	$6,759
Provision charged to operations	18,350	32,800	9,300
Recoveries on loans previously charged-off	422	53	132
Loans charged-off	(15,767)	(32,310)	(2,574)
Balance, end of year	$17,165	$14,160	$13,617

An analysis of the allowance for loan losses for the year ended December 31, 2010 is as follows:

(Dollars in thousands) Allowance for credit losses:	Commercial	Commercial Real Estate Construction	Commercial Real Estate Other	Consumer	Residential	HELOC	Unallocated	Total
Beginning balance	$248	$4,375	$98	$59	$1,718	$386	$7,276	$14,160
Chargeoffs	(493)	(8,902)	(1,309)	(36)	(4,481)	(546)	-	(15,767)
Recoveries	1	104	61	25	226	5	-	422
Provisions	682	11,464	2,467	(20)	6,639	685	(3,567)	18,350
Ending balance	$438	$7,041	$1,317	$28	$4,102	$530	$3,709	$17,165

Ending balance: Individually evaluated for impairment	$7	$229	$142	$-	$336	$-	$-	$714
Ending balance: Collectively evaluated for impairment	$431	$6,812	$1,175	$28	$3,766	$530	$3,709	$16,451
Ending balance: Loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-	$-	$-

Loans receivable:
Ending balance	$51,112	$79,762	$162,367	$6,367	$137,618	$42,167	$-	$479,393
Ending balance: Individually evaluated for impairment	$690	$17,430	$8,993	$-	$12,218	$54	$-	$39,385
Ending balance: Collectively evaluated for impairment	$50,422	$62,332	$153,374	$6,367	$125,400	$42,113	$-	$440,008
Ending balance: Loans acquired with deteriorated credit quality	$-	$-	$-	$-	$-	$-	$-	$-

Credit Quality Indicators

The Company segments its commercial loans into risk categories based on relevant information about the ability of the borrowers and guarantors (if any) to service their debt.  Relevant items include but are not limited to current financial information, historical payment and loan performance experience, credit documentation, public information and current economic trends. The Company analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Company for further signs of improvement or deterioration and to determine if the loan remains properly classified and what impairment may be required, if any. Other loans rated Pass, where the total credit exposure to one borrower is $500,000 or more, are reviewed at least annually to validate the assigned loan grade. In addition, any consumer or commercial unsecured loan or lines of $5,000 or more are specifically reviewed annually to validate the loan grade, if any.  Further, during the renewal process of any loan, as well as if a loan becomes past due, or for any Home Equity Lines that have a loan-to-value greater than 80% and either are past due more than 30 days or are funded at 90% or more, the Company will evaluate the loan grade.

NOTE 4 - LOANS RECEIVABLE - continued

Consumer loans are not assigned a risk rating at loan origination.  If a consumer loan becomes past due and shows signs of deterioration in the creditworthiness of the borrower, a rating classification will then be assigned for monitoring purposes and the loan will be monitored quarterly with the commercial loans indicated above.

Loans excluded from the scope of the annual review process are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Company for a modified repayment plan. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard, doubtful or loss.

The Company utilizes an asset risk classification system in compliance with guidelines established by the Federal Reserve as part of its efforts to improve commercial asset quality. “Special Mention” loans are defined as loans that  in management’s opinion are subject to potential future ratings downgrades, where market conditions may unfavorably affect the borrower in the future or where there are declining trends in the borrowers operations or where market conditions may unfavorably affect the borrower in the future. “Substandard” assets have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt and that the Company may experience a loss if the weakness(es) are not corrected. Assets that are rated “Doubtful” have the same characteristics of a substandard asset with an additional weakness that make collection or liquidation of the asset highly questionable, and there is a high probability of loss based on currently existing facts, conditions or values. Management reviews all loans classified as special mention, substandard or doubtful on a quarterly basis to determine if a change should be made to the risk classification.

The Company tracks the loan portfolio and analyze loans grouped by FFIEC call code categories. The first step in this process is to risk grade each and every loan in the portfolio based on one common set of parameters. These parameters include items like debt-to-worth ratio, liquidity of the borrower, net worth, experience in a particular field and other factors such as underwriting exceptions. Weight is also given to the relative strength of any guarantors on the loan.

After risk grading each loan, the Company then segment the portfolio by FFIEC call code groupings, separating out substandard or impaired loans. The remaining loans are grouped into “performing loan pools”. The loss history for each performing loan pool is measured over a four quarter rolling average to create a loss factor. The loss factor is then applied to the pool balance and the reserve per pool calculated. Loans deemed to be substandard but not impaired are segregated and a loss factor is applied to this pool as well. Finally, impaired loans are segmented based upon size; smaller impaired loans are pooled and loss factor applied, while larger impaired loans are assessed individually using the appropriate impairment measuring methodology.

In developing the Company’s ASC 450-20 general reserve estimate, the Company has segmented the loan portfolio into 12 risk categories:

•           installment loans
•           home equity lines of credit
•           DDA overdraft loans
•           cash secured loans
•           mortgage loans for resale
•           1-4 family residential loans
•           1-4 family residential construction loans
•           commercial real estate loans including (other construction and land loans, multi-family, commercial real estate owner-occupied, commercial real estate other and commercial and farm land)

Loss experience on each of the risk categories is compiled over the previous four quarters (or 12 months). Each of the segments of the loan portfolio is analyzed for historical loss percentages. The Company then applies the results generated from the four quarter loss history analysis to each of these segments. When a particular loan is identified as impaired, it is removed from the corresponding segment and individually analyzed and measured for specific reserve allocation.

Qualitative and environmental factors include external risk factors that the Company believes are representative of its overall lending environment. The Company has identified the following factors in establishing a more comprehensive system of controls in which it can monitor the quality of the loan portfolio:

•           Portfolio risk
•           Loan policy, procedures and monitoring risk
•           National and local economic trends and conditions
•           Concentration risk
•           Acquisition and development loan portfolio risks
•           Impaired loan portfolio additional risks

Certain problem loans are reviewed individually for impairment. An impaired loan may not represent an expected loss; however, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In determining if a loan is impaired, the Company considers all non-accrual loans, loans whose terms are modified in a troubled debt restructuring, and any other loan that is individually evaluated and determined to be impaired based on risk ratings and loan amounts of certain segments of the loan portfolio. If a loan is individually evaluated and identified as impaired, it is measured by using either the fair value of the collateral, less expected costs to sell, present value of expected future cash flows, discounted at the loans effective interest rate, or observable market price of the loan. Management chooses a method on a loan-by-loan basis. Measuring impaired loans requires judgment and estimates and the eventual outcomes may differ from those estimates.

Impaired loans primarily consist of nonperforming loans and troubled debt restructurings (“TDRs”), but can include other loans identified by management as being impaired. Historically, the Company considered all loans identified as “substandard” assets to be “impaired” assets. A regulatory external audit identified the need to separate these categories per the actual regulatory definition for each classification. A bank asset may meet the definition of “substandard” while not also meeting the definition of “impaired”. However, all assets meeting the definition of “impaired” are automatically “substandard”.  Accordingly, the Company evaluated those loans identified as substandard and separated “substandard” assets from “substandard and impaired” assets.

Loans are classified as TDRs by the Company when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers. The Company only restructures loans for borrowers in financial difficulty that have designed a viable business plan to fully pay off all obligations, including outstanding debt, interest and fees, either by generating additional income from the business or through liquidation of assets. Generally, these loans are restructured to provide the borrower additional time to execute upon their plans. With respect to restructured loans, the Company grants concessions by (1) reduction of the stated interest rate for the remaining original life of the debt, or (2) extension of the maturity date at a  stated interest rate lower than the current market rate for new debt with similar risk, or (3) any other concession not otherwise considered due to economic or legal reasons related to the borrower’s financial difficulty. The Company does not generally grant concessions through forgiveness of principal or accrued interest. Restructured loans where a concession has been granted through extension of the maturity date generally include extension of payments in an interest only period, extension of payments with capitalized interest and extension of payments through a forbearance agreement. These extended payment terms are also combined with a reduction of the stated interest rate in certain cases. Success in restructuring loans has been mixed but it has proven to be a useful tool in certain situations to protect collateral values and allow certain borrowers additional time to execute upon defined business plans. In situations where a TDR is unsuccessful and the borrower is unable to follow through with terms of the restricted agreement, the loan is placed on nonaccrual status and continues to be written down to the underlying collateral value. The Company’s policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance. That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely. If a borrower was materially delinquent on payments prior to the restructuring but shows capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual going forward. Lastly, if the borrower does not perform under the restructured terms, the loan is placed on nonaccrual status. The Company will continue to closely monitor these loans and will cease accruing interest on them if management believes that the borrowers may not continue performing based on the restructured note terms. If, after previously being classified as a TDR, a loan is restructured a second time, then that loan is automatically placed on nonaccrual status. The Company’s policy with respect to nonperforming loans requires the borrower to make a minimum of six consecutive payments in accordance with the loan terms before that loan can be placed back on accrual status. Further, the borrower must show capacity to continue performing into the future prior to restoration of accrual status. To date, the Company has not restored any nonaccrual loan classified as a TDR to accrual status.

The following table summarizes the credit risk profile of the company’s commercial loan portfolio as of December 31, 2010 based on the company’s internally assigned grade:

Commercial Credit Exposure

		Commercial	Commercial
(Dollars in thousands)		Real Estate	Real Estate
Grade:	Commercial	Construction	Other
Pass	$46,959	$57,003	$142,598
Special mention	2,093	843	8,676
Substandard	2,060	20,250	11,093
Doubtful	-	1,666	-
Total	$51,112	$79,762	$162,367

Consumer Credit Exposure

The following table summarizes the credit risk profile of the company’s residential loan portfolio as of December 31, 2010 based on the company’s internally assigned grade.  In determining the classification of a subprime loan, the company utilizes the definition supplied by the Federal Home Loan Bank.

(Dollars in thousands)	Residential	Residential
Grade:	Prime	Subprime
Pass	$108,000	$2,731
Special mention	5,834	672
Substandard	19,110	1,271
Doubtful	-	-
Total	$132,944	$4,674

NOTE 4 - LOANS RECEIVABLE - continued

The following table summarizes the credit risk profile of the company’s consumer loan portfolio as of December 31, 2010 based on payment activity:

(Dollars in thousands)
	Consumer
	Overdraft Protection	HELOC	Consumer Other
Performing	$1,228	$42,113	$5,139
Nonperforming	-	54	-
Total	$1,228	$42,167	$5,139

Impaired Loans

The following is a summary of information relating to impaired loans at December 31, 2010:

(Dollars in thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Commercial	$538	$539	$-	$365	$10
Commercial real estate – construction	12,908	22,552	-	19,163	398
Commercial real estate – other	7,393	7,885	-	7,892	356
Residential – prime	1,189	1,229	-	1,163	31
Residential – subprime	9,363	11,377	-	10,935	143
HELOC	54	71	-	71	1

With an allowance recorded:
Commercial	152	152	7	157	11
Commercial real estate – construction	4,522	4,743	229	4,689	2
Commercial real estate – other	1,600	1,601	142	1,615	96
Residential – prime	1,666	1,667	336	1,681	49

Total:
Commercial	$690	$691	$7	$522	$21
Commercial real estate – construction	17,430	27,295	229	23,852	400
Commercial real estate – other	8,993	9,486	142	9,507	452
Residential – prime	2,855	2,896	336	2,844	80
Residential – subprime	9,363	11,377	-	10,935	143
HELOC	54	71	-	71	1
Totals	$39,385	$51,816	$714	$47,731	$1,097

Modifications

The following is a summary of information relating to modifications and troubled debt restructurings at December 31, 2010:

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
(Dollars in thousands)	Contracts	Investments	Investments
Troubled debt restructuring:
Commercial	1	$152	$152
Commercial real estate – construction	3	640	640
Commercial real estate – other	2	1,572	1,572
Residential – prime	7	7,097	7,097
Residential – subprime	2	790	790

Troubled debt restructuring that subsequently defaulted	Number of Contracts	Recorded Investment
Commercial real estate – construction	1	$83
Residential – prime	2	$2,758

NOTE 4 - LOANS RECEIVABLE - continued

The following is a summary of information pertaining to TDRs:

(Dollars in thousands)	2010	2009
Nonperforming TDRs	$10,122	$2,612

Performing TDRs:
Commercial	$152	$-
Commercial real estate - construction	378	1,047
Residential	3,281	541
Total performing TDRs	$3,811	$1,588

Total TDRs	$13,933	$4,200

Analysis of Past Due Loans Receivable

The following is a summary of information relating to analysis of past due loans receivable at December 31, 2010:

							Recorded
							Investment
(Dollars in thousands)			Greater			Total	> 90 days
	30 – 59 days	60 – 89 days	Than	Total		Loans	and
	Past Due	Past Due	90 days	Past Due	Current	Receivable	Accruing
Commercial	$255	$14	$44	$313	$50,799	$51,112	$-
Commercial RE - Construction	76	-	14,615	14,691	65,071	79,762	-
Commercial RE – Other	223	233	2,198	2,654	159,053	162,367	660
Residential – prime	146	302	9,180	9,628	122,934	132,944	382
Residential - subprime	164	-	398	562	4,112	4,674	-
HELOC	-	113	54	167	42,000	42,167	-
Consumer – OD Protection	5	-	-	5	1,223	1,228	-
Consumer – Other	16	-	-	16	5,123	5,139	-
Total	$885	$662	$26,489	$28,036	$450,315	$479,393	$1,042

Loans Receivable on Nonaccrual Status

The following is a summary of information relating to loans receivable on nonaccrual status at December 31, 2010 and 2009:

	December 31,
(Dollars in thousands)	2010	2009
Commercial	$44	$35
Commercial RE - Construction	14,615	26,503
Commercial RE – Other	2,198	478
Residential – prime	8,553	13,486
Residential - subprime	1,025	-
HELOC	54	662
Total	$26,489	$41,164

In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk.  These financial instruments are commitments to extend credit, commitments under credit card arrangements and letters of credit and have elements of risk in excess of the amount recognized in the balance sheet.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.  The Company’s exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument.  Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Letters of credit are conditional commitments issued to guarantee a customer’s performance to a third party and have essentially the same credit risk as other lending facilities.  The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments.

NOTE 4 - LOANS RECEIVABLE – continued

At December 31, 2010 and 2009, the Company had unfunded commitments, including standby letters of credit, of $51,768,000 and $69,451,000, of which $6,193,000 and $8,015,000, respectively, were unsecured.  The fair value of any potential liabilities associated with standby letters of credit is insignificant.

Loans sold with limited recourse are 1-4 family residential mortgages originated by the Company and sold to various other financial institutions.  Various recourse agreements exist, ranging from thirty days to twelve months.  The Company’s exposure to credit loss in the event of nonperformance by the other party to the loan is represented by the contractual notional amount of the loan.  Since none of the loans sold have ever been returned to the Company, the total loans sold with limited recourse amount does not necessarily represent future cash requirements.  The Company uses the same credit policies in making loans held for sale as it does for on-balance-sheet instruments.  Total loans sold with limited recourse in 2010 and 2009 was $70,853,000 and $67,857,000, respectively.

NOTE 5 – OTHER REAL ESTATE OWNED

The Bank owned $13,496,000 and $7,165,000 in other real estate owned at December 31, 2010 and 2009, respectively.  During the years ended December 31, 2010 and 2009, the bank transferred $16,460,000 and $12,906,000 into other real estate owned.

Transactions in other real estate owned for the years ended December 31, 2010 and 2009 are summarized below:

	December 31,
(Dollars in thousands)	2010	2009
Balance, beginning of year	$7,165	$5,121
Additions	16,460	12,906
Sales	(8,938)	(7,619)
Write downs	(1,191)	(3,243)
Balance, end of year	$13,496	$7,165

The following is a summary of information relating to analysis of other real estate owned at December 31, 2010 and 2009:

	December 31,
(Dollars in thousands)	2010	2009
Construction, land development and other land	$12,111	$4,083
Commercial RE – Other	1,020	1,644
Residential	365	1,438
Total	$13,496	$7,165

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:
	December 31,
(Dollars in thousands)	2010	2009
Land	$4,333	$4,333
Building and land improvements	13,132	13,155
Furniture and equipment	8,932	8,823
Total	26,397	26,311
Less, accumulated depreciation	(11,055)	(10,161)
Premises and equipment, net	$15,342	$16,150

Depreciation and amortization expense was approximately $916,000, $1,064,000 and $1,047,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 7 - INTANGIBLE ASSETS

As of December 31, 2010 and 2009, intangible assets consisted of core deposit premiums, net of accumulated amortization amounted to $1,259,000 and $1,663,000, respectively. Amortization expense related to the core deposit premium was $404,000, $427,000 and $449,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Goodwill represents the excess of the acquisition cost over the fair value of the net assets acquired.  Goodwill impairment testing is performed annually or more frequently if events or circumstances indicate possible impairment.  In 2009, during the annual evaluation of goodwill, given the substantial decline in the Company’s stock price, declining operating results and reduced projected results, asset quality trends, market comparables and the current economic climate of the banking industry, the results of the analysis indicated that the Company’s goodwill was fully impaired.  As a result, the Company recorded a $7,418,000 goodwill impairment charge during 2009.

NOTE 8 – DEPOSITS

The following is a summary of deposit accounts:

	December 31,
(Dollars in thousands)	2010	2009
Noninterest-bearing demand deposits	$103,080	$112,333
Interest-bearing demand deposits	63,024	66,807
Money market accounts	133,409	123,806
Brokered deposits	7,849	27,200
Savings	42,481	42,280
Certificates of deposit and other time deposits	145,339	211,057
Total deposits	$495,182	$583,483

At December 31, 2010 and 2009, certificates of deposit of $100,000 or more totaled approximately $58,258,000 and $85,257,000, respectively.  Interest expense on these deposits was approximately $1,644,000, $2,127,000 and $3,012,000 in 2010, 2009 and 2008, respectively.

Scheduled maturities of certificates of deposit and other time deposits as of December 31, 2010 were as follows:

(Dollars in thousands)
Maturing in	Amount
2011	$129,229
2012	13,638
2013	2,205
2014	187
2015 and thereafter	80
Total	$145,339

NOTE 9 – FEDERAL RESERVE DISCOUNT WINDOW

The Company has a borrowing line with the Federal Reserve Bank’s discount window.  Through this agreement, the Company had the ability to borrow up to $7,914,000 and $20,987,000 as of December 31, 2010 and 2009, respectively.  At December 31, 2010 and 2009, the Company had pledged certain types of commercial, construction and land loans totaling $27,052,000 and $38,413,000, respectively, as collateral to secure borrowings on this line.  As of December 31, 2010 and 2009, there were no outstanding borrowings on this line.

NOTE 10 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consisted of the following:

(Dollars in thousands)		December 31,
Description	Interest Rate	2010	2009
Advances maturing:
December 7, 2011	4.12%, fixed	$10,000	$10,000
February 9, 2012	4.61%, fixed	-	10,000
March 1, 2012	4.32%, fixed	10,000	10,000
May 18, 2012	4.62%, fixed	5,000	5,000
June 14, 2012	4.94%, fixed	-	10,000
March 5, 2013	1.94%, fixed	5,400	5,400
January 6, 2014	0.40%, floating	10,000	-
January 6, 2014	0.40%, floating	10,000	-
January 16, 2015	2.77%, fixed	10,000	10,000
June 3, 2015	3.36%, fixed	15,000	15,000
February 2, 2017	4.31%, fixed	10,000	10,000
May 18, 2017	4.15%, fixed	10,000	10,000
		$95,400	$95,400

Scheduled principal reductions of Federal Home Loan Bank advances are as follows:

(Dollars in thousands)	Amount
2011	$10,000
2012	15,000
2013	5,400
2014	20,000
2015 and thereafter	45,000
Total	$95,400

As collateral, the Company had pledged first mortgage loans on one to four family residential loans aggregating $63,520,000, multi-family residential loans aggregating $3,147,000, home equity lines of credit aggregating $17,055,000, and commercial real estate loans aggregating $18,149,000 (see Note 4) at December 31, 2010.  In addition, the Company’s Federal Home Loan Bank stock is pledged to secure the borrowings. Certain advances are subject to prepayment penalties.  The company incurred prepayment penalties totaling $1,516,000 and $896,000 during 2010 and 2009, respectively.  Prepayment penalties for 2010 are being amortized over the life of the restructured advances.

NOTE 11 – JUNIOR SUBORDINATED DEBENTURES

On June 15, 2006, Community Capital Corporation Statutory Trust I (a non-consolidated subsidiary) issued $10,000,000 in trust preferred securities with a maturity of June 15, 2036.  The rate is fixed at 7.04% until June 14, 2011, at which point the rate adjusts quarterly to the three-month LIBOR plus 1.55%, and can be called without penalty beginning on June 15, 2011.  In accordance with the authoritative guidance, the Trust has not been consolidated in these financial statements. The Company received from the Trust the $10,000,000 proceeds from the issuance of the securities and the $310,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the Trust as $10,310,000 junior subordinated debentures.  The proceeds from the issuance were used to extinguish short-term borrowings and to inject capital into the bank subsidiary.  The current regulatory rules allow certain amounts of junior subordinated debentures to be included in the calculation of regulatory capital of the Bank.

In January 2010, we announced the decision to defer future interest payments on our trust preferred subordinated debt, beginning with our interest payment due on March 15, 2010, for the foreseeable future to maintain cash levels at the holding company.  The terms of the debentures and trust indentures allow for us to defer interest payments for up to 20 consecutive quarters without default or penalty.  During the period that the interest deferrals are elected, we will continue to record interest expense associated with the debentures.  Upon the expiration of the deferral period, all accrued and unpaid interest will be due and payable.  In July 2010, the Company and the Bank entered a written agreement with the Federal Reserve and the South Carolina Board of Financial Institutions (the “Written Agreement”) whereby the Company and CapitalBank must receive prior approval from the Federal Reserve prior to making any distributions of interest on trust preferred securities.

NOTE 12 - SHAREHOLDERS’ EQUITY

On September 21, 2009, the Company completed its rights offering to shareholders and standby purchasers.  The Company issued 3,186,973 shares of common stock, representing $8,252,000 in new capital, net of expenses, in connection with the rights offering.  The remaining 4,085,754 unsubscribed shares were offered to the public through October 30, 2009, at the subscription rate of $2.75 per share.  The Company raised an aggregate of $14,136,000, net of expenses, in new capital in the rights offering, the public offering, and employee purchases through our 401k plan purchased through treasury shares, of which $5,002,000 was raised in the public offering.

Beginning in 2009, the Company’s 401(k) plan and Dividend Reinvestment and Stock Purchase Plan began to purchase shares from treasury versus the open market to generate additional capital for the Company.  In 2010 and 2009, the Company issued 140,925 shares and 353,843 shares, respectively, of treasury stock to these plans for total proceeds of $434,000, and $1,012,000, respectively.

On January 21, 2009, the Board of Directors declared a cash dividend of $0.15 per share, which was paid to shareholders on March 6, 2009.  Total cash paid for dividends during 2009 was $677,000, all of which was paid in the first quarter.  On April 21, 2009, the Board of Directors voted to suspend the payment of the quarterly cash dividend on the Company’s common stock as a prudent means of capital preservation in light of current economic conditions.

The Board of Directors has approved stock repurchase plans whereby the Company could repurchase up to $19,100,000 of its outstanding shares of common stock.  As of December 31, 2010, the Company had purchased approximately 1,044,000 shares under the plans (and prior plans), at an average cost of $14.52.

The Board of Directors may issue up to 2,300,000 shares of a special class of stock, par value $1.00 per share, the rights and preferences of which are to be designated at issuance. At December 31, 2010 and 2009, no shares of the undesignated stock had been issued or were outstanding.

NOTE 13 - LEASES

The Bank occupies and uses office space, land and equipment under operating leases with initial terms expiring on various dates through 2016.  The lease agreements generally provide that the Bank is responsible for ongoing costs of repairs and maintenance, insurance and real estate taxes.  The leases also provide for renewal options and certain scheduled increases in monthly lease payments.  Rental expenses under operating leases were $101,312, $100,890 and $125,159 for the years ended December 31, 2010, 2009 and 2008, respectively.  Minimum lease commitments under noncancelable operating leases are as follows:

(Dollars in thousands)	Amount
2011	$95
2012	61
2013	56
2014	50
2015 and thereafter	79
Total	$341

The cost of renewals is not included in the above.

NOTE 14 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

In July 2010, the Company entered into a written agreement with the Federal Reserve, which requires the Bank to take certain actions, including, but not limited to, designing a plan to improve the Bank’s position on certain problem loans, reviewing and revising its ALLL methodology, strengthening its credit risk management and lending program, enhancing its written liquidity and contingency funding plan, and submitting a capital plan to maintain the Bank’s capital ratios in excess of the minimum thresholds required to be well-capitalized.  The written agreement also prohibits the Company and the Bank from declaring or paying dividends, without the prior written approval of the Federal Reserve and the South Carolina Board of Financial Institutions, respectively.  The written agreement does not contain any provisions to increase capital.

NOTE 14 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS - continued

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios (set forth in the table below) of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk-weights ranging from 0% to 100%.  Tier 1 capital of the Company and the Bank consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets.  Tier 2 capital consists of the allowance for loan losses subject to certain limitations.  Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The Company and the Bank are also required to maintain capital at a minimum level based on average assets (as defined), which is known as the leverage ratio.  Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%.  All others are subject to maintaining ratios 1% to 2% above the minimum.

As of the most recent regulatory examination, the Bank was deemed well-capitalized under the regulatory framework for prompt corrective action.  To be categorized well capitalized, the Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below.  There are no conditions or events that management believes have changed the Bank’s categories.

The following tables summarize the capital ratios and the regulatory minimum requirements of the Company and the Bank at December 31, 2010 and 2009.

					To Be Well-
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
(Dollars in thousands)	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010
The Company
Total capital (to risk-weighted assets)	$58,148	12.17%	$38,236	8.00%	-	N/A
Tier 1 capital (to risk-weighted assets)	52,035	10.89	19,118	4.00	-	N/A
Tier 1 capital (to average assets)	52,035	7.77	26,786	4.00	-	N/A

CapitalBank
Total capital (to risk-weighted assets)	$57,186	11.99%	$38,153	8.00%	$47,691	10.00%
Tier 1 capital (to risk-weighted assets)	51,086	10.71	19,076	4.00	28,615	6.00
Tier 1 capital (to average assets)	51,086	7.64	26,753	4.00	33,442	5.00

December 31, 2009
The Company
Total capital (to risk-weighted assets)	$68,300	12.15%	$44,976	8.00%	-	N/A
Tier 1 capital (to risk-weighted assets)	61,185	10.88	22,488	4.00	-	N/A
Tier 1 capital (to average assets)	61,185	8.31	29,447	4.00	-	N/A

CapitalBank
Total capital (to risk-weighted assets)	$66,656	11.88%	$44,886	8.00%	$56,108	10.00%
Tier 1 capital (to risk-weighted assets)	59,554	10.61	22,443	4.00	33,665	6.00
Tier 1 capital (to average assets)	59,554	8.10	29,404	4.00	36,756	5.00

NOTE 15 - STOCK COMPENSATION PLANS

The 2004 Equity Incentive Plan provides for the granting of statutory incentive stock options within the meaning of Section 422 of the Internal Revenue Code as well as nonstatutory stock options, stock appreciation rights, or restricted stock of up to 258,750 shares of the Company’s common stock, to officers, employees, and directors of the Company. Awards may be granted for a term of up to ten years from the effective date of grant.  Under this Plan, the Company’s Board of Directors has sole discretion as to the exercise date of any awards granted.   The per-share exercise price of incentive stock options may not be less than the fair value of a share of common stock on the date the option is granted. The per-share exercise price of nonqualified stock options may not be less than 50% of the fair value of a share on the effective date of grant.  Any options that expire unexercised or are canceled become available for

NOTE 15 - STOCK COMPENSATION PLANS - continued

reissuance.  No awards may be made on or after May 19, 2014.  As of December 31, 2010, there were no options outstanding under the plan.

A summary of the status of the Company’s stock option plans as of December 31, 2010, 2009, and 2008 and changes during the years ended on those dates is presented below:

	2009		2008
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Outstanding at beginning of year	51,721	$18.01	91,339	$15.62
Granted	-	-	-	-
Exercised	-	-	37,605	12.43
Cancelled	51,721	18.01	2,013	13.68
Outstanding at end of year	-	-	51,721	18.01

During 2010, there were no issuances of stock pursuant to the 2004 Equity Incentive Plan.  During 2009, the Company issued 49,500 shares of restricted stock pursuant to the 2004 Equity Incentive Plan.  The Company did not issue any restricted stock during 2010.  The shares cliff vest in three years and are fully vested on February 1, 2012, and the weighted-average fair value of restricted stock issued during 2009 was $6.14.  Compensation cost associated with all issuances was $404,000, $381,000 and $406,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  Forfeitures totaled $2,000 and $4,000 for the years ended December 31, 2010 and 2009, respectively.  At December 31, 2010, the Company had 97,198 stock awards available for grant under the 2004 Equity Incentive Plan.

NOTE 16 - RELATED PARTY TRANSACTIONS

Certain parties (primarily certain directors and executive officers, their immediate families and business interests) were loan customers and had other transactions in the normal course of business with the Bank.  Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than normal risk of collectability.  Total loans and commitments outstanding to related parties at December 31, 2010 and 2009 were $14,019,000 and $14,886,000, respectively.  During 2010, $37,000 of new loans were made to related parties and repayments totaled $904,000.  During 2009, $2,693,000 of new loans were made to related parties and repayments totaled $7,767,000.

The Company purchases various types of insurance from agencies that are owned by two directors.  Amounts paid for insurance premiums to the related agencies were $57,250, $67,110 and $97,997 in 2010, 2009, and 2008, respectively.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.  In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.

NOTE 18 - RESTRICTION ON SUBSIDIARY DIVIDENDS

The ability of the Company to pay cash dividends to shareholders is dependent upon receiving cash in the form of dividends from the Bank.  However, certain restrictions exist regarding the ability of the Bank to transfer funds in the form of cash dividends, loans, or advances to the Company.  Dividends are payable only from the retained earnings of the Bank.  At December 31, 2010, the Bank had a retained deficit of $(14,670,000); therefore no dividends could be paid. In addition, the Written Agreement also prohibits the Company and the Bank from declaring or paying dividends, without the prior written approval of the Federal Reserve and the South Carolina Board of Financial Institutions, respectively.

NOTE 19 - EARNINGS (LOSS) PER SHARE

Earnings (loss) per share - basic is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Earnings (loss) per share - diluted is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method.  Due to the net loss in 2010 and 2009, basic and diluted loss per share were the same.

	Year ended December 31,
(Dollars in thousands, except per share data)	2010	2009	2008
Basic earnings (loss) per share:
Net income (loss)	$(5,485)	$(25,245)	$2,409
Average basic common shares outstanding	9,914,218	5,820,045	4,427,379
Basic earnings (loss) per share	$(0.55)	$(4.34)	$0.54
Diluted earnings (loss) per share:
Net income (loss)	$(5,485)	$(25,245)	$2,409
Average common shares outstanding - basic	9,914,218	5,820,045	4,427,379
Incremental shares from assumed conversions:
Unvested restricted stock	-	-	36,884
Average diluted common shares outstanding	9,914,218	5,820,045	4,464,263
Diluted earnings (loss) per share	$(0.55)	$(4.34)	$0.54

The above computation of diluted earnings per share does not include the following options that were outstanding at year-end since their exercise price was greater than the average market price of the common shares:

	2010		2009		2008
Number of options		-		-	51,721
Weighted-average of these options outstanding during the year		NA		NA	53,674
Weighted-average exercise price	$	NA	$	NA	$18.01

NOTE 20 - INCOME TAXES

Income tax expense consisted of the following:

	Year ended December 31,
(Dollars in thousands)	2010	2009	2008
Currently payable (receivable):
Federal	$(1,665)	$(8,879)	$3,024
State	-	-	139
Total current	(1,665)	(8,879)	3,163
Deferred income tax provision (benefit)	(2,370)	(357)	(2,857)
Income tax expense (benefit)	$(4,035)	$(9,236)	$306
Income tax expense (benefit) is allocated as follows:
To continuing operations	$(3,454)	$(9,433)	$284
To shareholders’ equity	(581)	197	22
Income tax expense	$(4,035)	$(9,236)	$306

NOTE 20 - INCOME TAXES - continued

The gross amounts of deferred tax assets and deferred tax liabilities were as follows:

	December 31,
(Dollars in thousands)	2010	2009
Deferred tax assets:
Allowance for loan losses	$5,836	$4,815
Net operating loss carryforward - state	342	321
Deferred compensation	1,349	1,229
Nonaccrual of interest	57	706
Other real estate owned	462	421
Loss on worthless equity securities	28	28
Director fees	105	102
Restricted stock	226	284
Available for sale securities	237	-
Charitable contributions	43	36
Alternative minimum tax credits	1,191	-
Deferred revenue	2	24
Gross deferred tax assets	9,878	7,966
Valuation allowance	(395)	(380)
Net deferred tax assets	9,483	7,586
Deferred tax liabilities:
Accumulated depreciation	260	256
Federal Home Loan Bank stock dividends	16	16
Available-for-sale securities	-	469
Merger related, net	-	38
Core deposit intangibles	30	49
Loans fees and costs	149	94
Prepaids	36	42
Total deferred tax liabilities	491	964
Net deferred tax asset recognized	$8,992	$6,622

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value.  Management has determined that it is more likely than not the South Carolina deferred tax asset of the Holding Company will not be realized, and accordingly, has established a valuation allowance for this portion of the deferred tax asset.

A federal net operating loss (“NOL”) of $8,325,000 was created in 2010.  This entire NOL will be carried back to generate tax refunds of previous taxes paid of approximately $1,640,000.  In addition, refunds of current year estimated payments of $1,518,000 will be requested.  The total refunds of $3,158,000 have been recorded as income tax receivable in the Company’s Consolidated Balance Sheet.

A reconciliation of the income tax provision and the amount computed by applying the Federal statutory rate of 34% to income before income taxes follows:

	Year ended December 31,
(Dollars in thousands)	2010	2009	2008
Income tax at the statutory rate	$(3,039)	$(11,791)	$916
State income tax, net of federal income tax benefit	(22)	(23)	92
Tax-exempt interest income	(231)	(403)	(491)
Disallowed interest expense	14	30	49
Goodwill	-	2,522	-
Increase in cash surrender value of life insurance	(217)	(201)	(203)
Other, net	26	53	(79)
Valuation allowance	15	380	-
Income tax expense (benefit)	$(3,454)	$(9,433)	$284

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

NOTE 21 - OTHER OPERATING EXPENSES

Other operating expenses are summarized below:

	Year ended December 31,
(Dollars in thousands)	2010	2009	2008
Banking and ATM supplies	$431	$451	$547
Directors’ fees	50	184	347
Mortgage loan department expenses	261	307	246
Data processing and supplies	1,610	1,608	1,568
Postage and freight	167	191	204
Professional fees	372	461	457
Telephone expenses	281	323	353
Other	1,726	1,513	2,126
Total	$4,898	$5,038	$5,848

NOTE 22 - RETIREMENT AND BENEFIT PLANS

The Company sponsors a voluntary nonleveraged employee stock ownership plan (ESOP) as part of a 401(k) savings plan covering substantially all full-time employees.  The Company matches 75 cents per dollar, up to a maximum of 6% of employee compensation. Company contributions to the savings plan were $306,000, $312,000 and $360,000 in 2010, 2009, and 2008, respectively.  The Company’s policy is to fund amounts approved by the Board of Directors.  At December 31, 2010 and 2009, the savings plan owned 831,268 and 722,610 shares of the Company’s common stock purchased at an average cost of $6.59 and $7.11 per share, respectively. The estimated value of shares held at December 31, 2010 and 2009 was $2,248,000 and $2,096,000, respectively.

The Company has an Executive Supplemental Compensation Plan that provides certain officers with salary continuation benefits upon retirement.  The plan also provides for benefits in the event of early retirement, death, or substantial change of control of the Company.  In connection with, but not directly related to, the Executive Supplemental Compensation Plan, life insurance contracts were purchased on the officers.  No insurance premiums were paid in the years ended December 31, 2010, 2009, or 2008.

In September 2006, the FASB ratified the Emerging Issues Task Force (“EITF”) Issue 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Agreements” (“FASB ASC 715-60”), which requires companies to recognize a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee extending to postretirement periods.  The liability should be recognized based on the substantive agreement with the employee.  ASC 715-60 was effective beginning January 1, 2008, and was applied as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption.  The one-time impact to the company upon adoption of ASC 715-60 was a reduction in retained earnings and an increase in other liabilities of $530,000 during 2008.

During 1999, certain officers opted out of the Executive Supplemental Compensation Plan.  Under a new agreement, split-dollar life insurance policies were obtained on the lives of these officers.  In 2002 upon the purchase of Bank Owned Life Insurance (BOLI) Policies as described below, these officers forfeited any benefits associated with these policies and as a result these policies are in essence key man policies.   The Company is the sole owner of the policies and has the right to exercise all incidents of ownership.  The Company  is the direct beneficiary of an amount of death proceeds equity to the greater of  a) the cash surrender value of the policy, b) the aggregate premiums paid on the policy by the Company less any outstanding indebtedness to the insurer, or c) the total death proceeds less the split dollar amount.  The split dollar amount is 50 percent of the difference between the total policy death proceeds and the policy cash surrender value at the date of the Executive’s death.   There was no expense associated with this plan in 2010, 2009, or 2008.  No insurance premiums were paid on the plan during 2010, 2009 or 2008.  The policies increased their cash values by $250,000 and $249,000 during 2010 and 2009, respectively.  Cash values at December 31, 2010 and 2009 were $4,904,000 and $4,654,000, respectively.

In 2002, the Company purchased BOLI Policies on certain key officers of the Company. Earnings on such policies will be used to offset expenses associated with retirement benefits for these officers.  There were no premiums paid on the policies during the years ended December 31, 2010, 2009, or 2008.  The policies increased their cash values by $458,000 and $444,000 during 2010 and 2009, respectively.  Cash values at December 31, 2010 and 2009 were $12,493,000 and $12,035,000, respectively.

NOTE 23 - UNUSED LINES OF CREDIT

As of December 31, 2010, the subsidiary bank had an unused line of credit to purchase federal funds from an unrelated bank totaling $15,000,000.  This line of credit is available on a one to thirty day basis for general corporate purposes. The lender has reserved the right not to renew their respective line.  The Bank also has a line of credit to borrow funds from the Federal Home Loan Bank up to 25% of the Bank’s total assets which provided total availability of $108,264,000 at December 31, 2010.  As of December 31, 2010, the Bank had borrowed $95,400,000 on this line.  As of December 31, 2010, the Bank also has a line of credit through the Federal Reserve Bank’s Discount Window in the amount of $7,914,000.  There were no outstanding borrowings on this line at December 31, 2010.

NOTE 24 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which an asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments.  Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks and Interest-Bearing Deposit Accounts - The carrying amount is a reasonable estimate of fair value.

Investment Securities - The fair values of securities held-to-maturity are based on quoted market prices or dealer quotes. For securities available-for-sale, fair value equals the carrying amount which is the quoted market price.  If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

Nonmarketable Equity Securities - Cost is a reasonable estimate of fair value for nonmarketable equity securities because no quoted market prices are available and the securities are not readily marketable.  The carrying amount is adjusted for any permanent declines in value.

Cash Surrender Value of Life Insurance - The carrying amount is a reasonable estimate of fair value.

Loans Receivable and Loans Held for Sale - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts.  The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date.  The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from the Federal Home Loan Bank - The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently.  The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company’s current borrowing rate from the Federal Home Loan Bank.

Junior Subordinated Debentures – The fair value of fixed rate junior subordinated debentures are estimated using a discounted cash flow calculation that applies the Company’s current borrowing rate.  The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can reprice frequently.

Off-Balance-Sheet Financial Instruments – Fair values of off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Commitments to Extend Credit and Commercial Letters of Credit – Because commitments to expand credit and commercial letters of credit are made using variable rates, or are recently executed, the contract value is a reasonable estimate of fair value.

NOTE 24 - FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

The carrying values and estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2010		2009
	Carrying	Estimated	Carrying	Estimated
(Dollars in thousands)	Amount	Fair Value	Amount	Fair Value

Financial Assets:
Cash and due from banks	$9,315	$9,315	$10,141	$10,141
Interest-bearing deposit accounts	27,860	27,860	38,990	38,990
Securities available-for-sale	74,025	74,025	68,826	68,826
Securities held-to-maturity	-	-	160	170
Nonmarketable equity securities	9,626	9,626	10,186	10,186
Cash surrender value of life insurance	17,397	17,397	16,689	16,689
Loans and loans held for sale	484,909	483,885	568,281	562,072
Accrued interest receivable	2,289	2,289	3,046	3,046

Financial Liabilities:
Demand deposit, interest bearing
transaction, and savings accounts	$341,994	$341,994	$345,226	$345,226
Certificates of deposit and other time deposits	153,188	154,187	238,257	240,729
Advances from the Federal Home Loan Bank	95,400	100,753	95,400	100,322
Junior subordinated debentures	10,310	10,422	10,310	10,740
Accrued interest payable	708	708	1,337	1,337

	Notional	Estimated	Notional	Estimated
	Amount	Fair Value	Amount	Fair Value
Off-Balance Sheet Financial Instruments:
Commitments to extend credit	$49,961	$-	$66,933	$-
Letters of credit	1,647	-	2,518	$-

Accounting standards provide a framework for measuring and disclosing fair value which require disclosure about the fair value of assets and liabilities recognized on the balance sheet, whether the measurements are made on a recurring basis or on a nonrecurring basis.  Fair value is defined as the exchange in price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Accounting standards also establish a fair value hierarchy, which requires an entity to maximize the use of unobservable inputs when measuring fair value.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.  The objective is to enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1
Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

NOTE 24 - FAIR VALUE OF FINANCIAL INSTRUMENTS - continued

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available-for-Sale – Investment securities available-for-sale are recorded at fair value on a recurring basis.  Fair value measurement is based upon quoted prices, if available.  If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of cash flows, adjusted for the security’s rating,  prepayment assumptions and other factors such as credit loss assumptions.  Level 1 securities includes those traded on an active exchange such as the New York Stock Exchange, Treasury securities that are traded by dealers or brokers in active over-the-counter market and money market funds.  Level 2 securities include mortgage backed securities issued by government sponsored entities, municipal bonds and corporate debt securities.  Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans – The Company does not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and an allowance for loan loss is established.  Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan are considered impaired.  Once a loan is identified as individually impaired, management measures impairment.  The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows.  Those impaired loans not requiring a specific allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans.  Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy.  When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the loan as nonrecurring Level 2.  When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the loan as nonrecurring Level 3.

Other Real Estate Owned – Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned.  Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure.  The initial recorded value may be subsequently reduced by additional allowances, which are charges to earnings if the estimated fair value of the property less estimated seling costs declines below the initial recorded value.  Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral.  When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the foreclosed asset as nonrecurring Level 2.  When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

NOTE 24 - FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

December 31, 2010	Quoted market price in active markets	Significant other observable inputs	Significant unobservable inputs
(Dollars in thousands)	(Level 1)	(Level 2)	(Level 3)
Mortgage-backed securities	$-	$63,229	$-
State and municipal obligations	-	10,796
Available-for-sale securities	-	74,025	-
Loans held for sale	-	5,516	-
Total	$-	$79,541	$-

December 31, 2009
(Dollars in thousands)
Government-sponsored enterprises	$-	$13,087	$-
Mortgage-backed securities	-	39,181	-
State and municipal obligations	-	16,558	-
Available-for-sale securities	-	68,826	-
Loans held for sale	-	1,103	-
Total	$-	$69,929	$-

There were no liabilities measured at fair value on a recurring basis for the years ended December 31, 2010 and 2009.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).  The following table presents the assets and liabilities carried on the balance sheet by caption and by level within the valuation hierarchy (as described above) for which a nonrecurring change in fair value has been recorded during the year.

December 31, 2010	Quoted market price in active markets	Significant other observable inputs	Significant unobservable inputs
(Dollars in thousands)	(Level 1)	(Level 2)	(Level 3)
Other real estate owned	$-	$8,781	$4,715
Impaired loans	-	35,498	3,173
Total	$-	$44,279	$7,888

December 31, 2009
(Dollars in thousands)
Other real estate owned	$-	$7,165	$-
Impaired loans	-	66,735	5,221
Total	$-	$73,900	$5,221

There were no liabilities measured at fair value on a nonrecurring basis for the years ended December 31, 2010 and 2009.

NOTE 25 - COMMUNITY CAPITAL CORPORATION (PARENT COMPANY ONLY)

Condensed financial statements for Community Capital Corporation (Parent Company Only) follow:

Condensed Balance Sheets

	December 31,
(Dollars in thousands)	2010	2009
Assets
Cash and cash equivalents	$1,122	$990
Investment in banking subsidiary	56,456	62,126
Nonmarketable equity securities	310	310
Premises and equipment, net	1,117	1,145
Other assets	481	575
Total assets	$59,486	$65,146

Liabilities and Shareholders’ Equity
Notes payable to subsidiary	$879	$918
Junior subordinated debentures	10,310	10,310
Other liabilities	893	161
Total liabilities	12,082	11,389
Common stock	10,721	10,721
Nonvested restricted stock	(116)	(364)
Capital surplus	64,679	66,472
Retained earnings (deficit)	(17,189)	(11,704)
Accumulated other comprehensive expense	(460)	909
Treasury stock	(10,231)	(12,277)
Total shareholders’ equity	47,404	53,757
Total liabilities and shareholders’ equity	$59,486	$65,146

Condensed Statements of Income (Loss)

	For the years ended December 31,
(Dollars in thousands)	2010	2009	2008
Income:
Dividend income from subsidiary	$-	$1,081	$2,200
Dividend income from equity securities	-	22	22
Other interest income	41	108	10
Other income	-	-	1
Total income	41	1,211	2,233
Expenses:
Salaries	247	380	405
Net occupancy expense	(240)	(226)	(210)
Furniture and equipment expense	5	6	7
Interest expense	780	759	779
Goodwill impairment	-	20	-
Other operating expenses	95	116	195
Total expense	887	1,055	1,176

Income (loss) before income taxes and equity in undistributed earnings of subsidiary	(846)	156	1,057
Income tax expense (benefit)	(267)	(9)	(460)
Income (loss) before equity in undistributed earnings of subsidiary	(579)	165	1,517
Equity in undistributed earnings (loss) of subsidiary	(4,906)	(25,410)	892
Net income(loss)	$(5,485)	$(25,245)	$2,409

NOTE 25 - COMMUNITY CAPITAL CORPORATION (PARENT COMPANY ONLY) - continued

Condensed Statements of Cash Flows

	For the years ended December 31,
(Dollars in thousands)	2010	2009	2008
Operating activities:
Net income (loss)	$(5,485)	$(25,245)	$2,409
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in undistributed (earnings) loss of banking subsidiary	4,906	25,410	(892)
Depreciation and amortization expense	33	34	35
Amortization of deferred compensation on restricted stock	248	381	406
Deferred tax benefit (expense)	192	681	(44)
Increase (decrease) in other liabilities	732	(100)	(119)
(Increase) decrease in other assets	(225)	16	19
Net cash provided by operating activities	401	1,177	1,814

Investing activities:
Purchase of premises and equipment	(5)	(7)	(29)
Investment in Bank subsidiary	(605)	(13,713)	-
Net cash used by investing activities	(610)	(13,720)	(29)

Financing activities:
Dividends paid	-	(677)	(2,679)
Proceeds from exercise of stock options	-	-	467
Proceeds (expenses) from rights offering	(54)	13,087	-
Repayments on borrowings from subsidiary	(39)	(41)	(34)
Sales of treasury stock	434	1,012	-
Net cash provided (used) by financing activities	341	13,381	(2,246)

Net increase (decrease) in cash and cash equivalents	132	838	(461)

Cash and cash equivalents, beginning of year	990	152	613

Cash and cash equivalents, end of year	$1,122	$990	$152

NOTE 26 – SUBSEQUENT EVENTS

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued.  Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission.  In conjunction with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

Appendix A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

COMMUNITY CAPITAL CORPORATION

AND

PARK STERLING CORPORATION

DATED AS OF MARCH 30, 2011

A-i

(continued)

Page

3.17	Property	27
3.18	Intellectual Property	27
3.19	Environmental Liability	28
3.20	Leases	28
3.21	Securitizations	28
3.22	State Takeover Laws	28
3.23	Reorganization; Approvals	29
3.24	Opinion	29
3.25	Target Information	29
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF BUYER	29
4.1	Corporate Organization	29
4.2	Capitalization	30
4.3	Authority; No Violation	31
4.4	Consents and Approvals	31
4.5	Reports; Regulatory Matters	32
4.6	Financial Statements	33
4.7	Broker’s Fees	34
4.8	Absence of Certain Changes or Events	34
4.9	Legal Proceedings	35
4.10	Taxes and Tax Returns	35
4.11	Compliance with Applicable Law	35
4.12	Reorganization; Approvals	35
4.13	Aggregate Cash Consideration	36
4.14	Buyer Information	36
ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS	36
5.1	Conduct of Target’s Business Before the Effective Time	36
5.2	Target Forbearances	36
5.3	Buyer Forbearances	39
ARTICLE VI	ADDITIONAL AGREEMENTS	40
6.1	Regulatory Matters	40
6.2	Access to Information; Confidentiality	41

A-ii

(continued)

Page

6.3	Shareholder Approval	42
6.4	The Nasdaq Global Market Listing	43
6.5	Employee Matters	43
6.6	Indemnification; Directors’ and Officers’ Insurance.	45
6.7	Additional Agreements	46
6.8	Advice of Changes	46
6.9	No Solicitation	46
6.10	Buyer’s Board; Advisory Board	50
6.11	Restructuring Efforts	50
6.12	Reasonable Best Efforts; Cooperation	50
6.13	Section 16 Matters	50
ARTICLE VII	CONDITIONS PRECEDENT	51
7.1	Conditions to Each Party’s Obligation To Effect the Merger	51
7.2	Conditions to Obligations of Buyer	51
7.3	Conditions to Obligations of Target	52
ARTICLE VIII	TERMINATION AND AMENDMENT	53
8.1	Termination	53
8.2	Effect of Termination	54
8.3	Fees and Expenses	54
8.4	Amendment	56
8.5	Extension; Waiver	56
ARTICLE IX	GENERAL PROVISIONS	56
9.1	Closing	56
9.2	Standard	56
9.3	Nonsurvival of Representations, Warranties and Agreements	57
9.4	Notices	57
9.5	Interpretation	58
9.6	Counterparts	58
9.7	Entire Agreement	58
9.8	Governing Law; Jurisdiction	58
9.9	Publicity	59
9.10	Assignment; Third-Party Beneficiaries	59
9.11	Enforcement	59

A-iii

Defined Term	Section
Adverse Recommendation Change	6.9(b)
Agreement	Preamble
Alternative Proposal	6.9(a)
Alternative Transaction	6.9(d)
Benefit Plan	9.10(b)
BHC Act	3.1(b)
Buyer	Preamble
Buyer Articles	4.1(b)
Buyer Bylaws	4.1(b)
Buyer Capitalization Date	4.2(a)
Buyer Common Stock	1.4(a)
Buyer Disclosure Schedule	Art. IV
Buyer Preferred Stock	4.2(a)
Buyer Regulatory Agreement	4.5(b)
Buyer Requisite Regulatory Approvals	7.2(d)
Buyer SEC Reports	4.5(c)
Buyer Stock Plans	4.2(a)
Buyer Subsidiary	3.1(c)
Cash Consideration	1.4(c)
Cash Designated Shares	1.5(a)
Cash Election	1.4(c)
Cash Election Shares	1.4(c)
Certificate	1.4(d)
Change-of-Control Benefit	6.5(g)
Claim	6.6(a)
Classified Assets	7.2(i)
Closing	9.1
Closing Date	9.1
COBRA	3.11(c)
Code	Recitals
Confidentiality Agreement	6.2(b)
Covered Employees	6.5(a)
Derivative Transactions	3.14(a)
Director	6.5(h)
Director Agreements	6.5(h)
Effective Time	1.2
Election	2.1(a)
Election Deadline	2.1(c)
Election Form	2.1(b)
Election Form Record Date	2.1(b)
ERISA	3.11(a)
ERISA Affiliate	3.11(a)
Exchange Act	3.5(c)
Exchange Agent	2.1(b)
Exchange Agent Agreement	2.1(b)

A-iv

Defined Term	Section
Exchange Fund	2.2
Exchange Ratio	1.4(c)
Expense Reimbursement	8.3(b)
FDIC	3.1(d)
Federal Reserve Board	3.4
Form S-4	3.4
Freeze Date	6.5(f)
GAAP	3.1(c)
Governmental Entity	3.4
Holder	2.1
HSR Act	3.4
Indemnified Parties	6.6(a)
Injunction	7.1(d)
Insurance Amount	6.6(c)
Intellectual Property	3.18
IRS	3.10(a)
knowledge	9.5
KSOP	6.5(f)
Leased Properties	3.17
Letter of Transmittal	2.3(a)
Liens	3.2(b)
Loans	3.16(a)
Mailing Date	2.1(b)
Material Adverse Effect	3.8(a)
Materially Burdensome Regulatory Condition	6.1(b)
Merger	Recitals
Merger Consideration	1.4(c)
NCBCA	1.1(a)
Non-Election	2.1(b)
Non-Election Shares	1.4(c)
North Carolina Articles of Merger	1.2
Other Regulatory Approvals	3.4
Owned Properties	3.17
Participants	6.5(g)
Party	Preamble
Permitted Encumbrances	3.17
Per Share Amount	1.4(c)
person	9.5
Policies, Practices and Procedures	3.15(b)
Property Lease	3.20
Proxy Statement	3.4
Real Property	3.17
Regulatory Agencies	3.5(a)
Representative	2.1(b)

A-v

Defined Term	Section
Salary Continuation Agreement	6.5(g)
Sarbanes-Oxley Act	3.5(c)
SCBCA	1.1(a)
SEC	3.4
Section 409(A)	3.11(m)
Securities Act	3.2(a)
SERP	3.11(c)
South Carolina Articles of Merger	1.2
SRO	3.4
Stock Consideration	1.4(c)
Stock Designated Shares	1.5(a)
Stock Election	1.4(c)
Stock Election Shares	1.4(c)
Subsidiary	3.1(c)
Superior Proposal	6.9(d)
Surviving Corporation	Recitals
Target	Preamble
Target Articles	3.1(b)
Target Bank	3.1(b)
Target Benefit Plans	3.11(a)
Target Board	3.3
Target Bylaws	3.1(b)
Target Capitalization Date	3.2(a)
Target Common Stock	1.4(b)
Target Contract	3.13(a)
Target Disclosure Schedule	Art. III
Target Preferred Stock	3.2(a)
Target Regulatory Agreement	3.5(b)
Target Requisite Regulatory Approvals	7.3(d)
Target Restricted Stock	1.6(c)
Target SEC Reports	3.5(c)
Target Shareholder Meeting	6.3(a)
Target Stock Plan	1.6(a)
Target Subsidiary	3.1(c)
Tax Return	3.10(c)
Tax(es)	3.10(b)
Termination Fee	8.3(b)
Total Cash Amount	1.4(c)
Trust Account Common Shares	1.4(b)
Voting Debt	3.2(a)

A-vi

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of March 30, 2011 (this “Agreement”), by and between Community Capital Corporation, a South Carolina corporation (“Target”), and Park Sterling Corporation, a North Carolina corporation (“Buyer”).  Each of Buyer and Target are referred to herein as a “Party” and, together, as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Target and Buyer have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Target will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Buyer (the “Merger”), so that Buyer is the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended and including the Treasury Regulations promulgated thereunder (the “Code”); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
THE MERGER

1.1           The Merger.

(a)           Subject to the terms and conditions of this Agreement, in accordance with the South Carolina Business Corporation Act of 1988 (the “SCBCA”) and the North Carolina Business Corporation Act (the “NCBCA”), at the Effective Time Target shall merge with and into Buyer.  Buyer shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of North Carolina.  As of the Effective Time, the separate corporate existence of Target shall cease.

(b)           Buyer may at any time change the method of effecting the combination (including by providing for the merger of Target and a wholly owned subsidiary of Buyer) if and to the extent Buyer deems such change to be desirable; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of Target’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either Party pursuant to this

Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2           Effective Time.  The Merger shall become effective as set forth in the articles of merger that shall be filed with the South Carolina Secretary of State (the “South Carolina Articles of Merger”) and articles of merger that shall be filed with the North Carolina Secretary of State (the “North Carolina Articles of Merger”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the South Carolina Articles of Merger and the North Carolina Articles of Merger.

1.3           Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in Section 33-11-106 of the SCBCA and Section 55-11-06 of the NCBCA.

1.4           Conversion of Target Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Target or the holder of any of the following securities:

(a)           Each share of common stock, par value $1.00 per share, of Buyer (the “Buyer Common Stock”) issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b)           All shares of common stock, par value $1.00 per share, of Target issued and outstanding immediately before the Effective Time (the “Target Common Stock”) that are owned, directly or indirectly, by Target or Buyer (other than shares of Target Common Stock held in trust accounts (including grantor or rabbi trust accounts)), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”)) shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and no stock of Buyer and no other consideration shall be delivered in exchange therefor.

(c)           Subject to Sections 1.4(e) and 1.5, each share of Target Common Stock, except for shares of Target Common Stock owned by Target or Buyer or any of their respective wholly owned Subsidiaries (other than Trust Account Common Shares), shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 2.1, into the right to receive the following consideration, without interest:

(i)           for each share of Target Common Stock with respect to which an election to receive Buyer Common Stock has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Stock Election”) or with respect to which the Exchange Agent has made an allocation of the right to receive Buyer Common Stock under Section 1.5, that fraction of a fully paid and nonassessable share of Buyer Common Stock equal to the Exchange Ratio (the “Stock Consideration”) (collectively, the “Stock Election Shares”); the “Exchange Ratio” shall equal 0.6667;

(ii)          for each share of Target Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Cash Election”) or with respect to which the Exchange Agent has made an allocation of the right to receive cash under Section 1.5, an amount in cash equal to the Per Share Amount (the “Cash Consideration”) (collectively, the “Cash Election Shares”) (the Cash Consideration together with the Stock Consideration shall be referred to herein as the “Merger Consideration”); or

(iii)         for each share of Target Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Article II (collectively, the “Non-Election Shares”), such Stock Consideration or Cash Consideration, each as is determined in accordance with Section 1.5; provided that the total amount of cash payable under this Agreement (the “Total Cash Amount”) shall be equal to, as nearly as practicable, but in no event shall exceed, the product of (x) the Per Share Amount, (y) 40% and (z) the number of shares of Target Common Stock issued and outstanding immediately before the Effective Time (excluding any shares of Target Common Stock owned by Target or Buyer or any of their respective wholly owned Subsidiaries (other than Trust Account Common Shares)).

(iv)         “Per Share Amount” means $3.30.

(d)           All of the shares of Target Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration (and, in the case of any fractional shares, cash in lieu thereof), into which the shares of Target Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of Target Common Stock become entitled in accordance with Section 2.3(c).

(e)           If, between the date hereof and the Effective Time, the outstanding shares of Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

1.5           Proration.

(a)           Within five business days after the Effective Time, Buyer shall cause the Exchange Agent to effect the allocation among the holders of Target Common Stock of rights to receive Buyer Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i)           Cash Oversubscribed.  If the aggregate cash amount that would otherwise be paid upon the conversion in the Merger of the Cash Election Shares is greater than the Total Cash Amount, then:

(A)           all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration,

(B)           the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Stock Consideration (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable but does not exceed the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Stock Consideration, and

(C)           the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Cash Consideration.

(ii)           Cash Undersubscribed.  If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares is less than the Total Cash Amount, then:

(A)          all Cash Election Shares shall be converted into the right to receive the Cash Consideration,

(B)           the Exchange Agent shall then select first from among the Non-Election Shares, by a pro rata selection process, and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares to receive the Cash Consideration (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable but does not exceed the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Cash Consideration, and

(C)           the Stock Election Shares and the Non-Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Stock Consideration.

(iii)           Cash Subscriptions Sufficient.  If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares is equal or nearly equal (as determined by the Exchange Agent) to (but in no event in excess of) the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Cash Consideration and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration.

(b)           The pro rata selection process to be used by the Exchange Agent shall consist of such equitable proration processes as shall be mutually determined by Target and Buyer before the Effective Time.

1.6           Stock Options and Other Stock-Based Awards.

(a)           Unless otherwise noted, the provisions of this Section 1.6 pertain to all plans sponsored by Target under which options and other stock-based amounts are awarded, including Target’s 2004 Equity Incentive Plan, all as amended, and the award agreements thereunder (collectively, the “Target Stock Plan”); provided, however, that any accelerated vesting performed pursuant to this Section 1.6 shall only be performed if required by the terms of the Target Stock Plan as in effect on the date hereof without any further action by Target.

(b)           As of the Effective Time, in accordance with the terms of the Target Stock Plan, by virtue of the Merger and without any action on the part of the holders of any options or other stock-based awards, each participant in the Target Stock Plan shall fully and immediately vest in any options or other stock-based awards awarded under the Target Stock Plan.

(c)           At the Effective Time, each share of restricted Target Common Stock issued pursuant to the Target Stock Plan (“Target Restricted Stock”) that is outstanding immediately before the Effective Time shall vest in full and the restrictions thereon shall lapse, and, as of the Effective Time, each share of Target Common Stock that was formerly Target Restricted Stock shall be entitled to receive the Merger Consideration in accordance with Section 1.4; provided, however, that, upon the lapsing of restrictions with respect to each share of Target Restricted Stock, Target shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws with respect to the lapsing of such restrictions.

1.7           Articles of Incorporation of Buyer.  At the Effective Time, the Buyer Articles shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8           Bylaws of Buyer.  At the Effective Time, the Buyer Bylaws shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9           Tax Consequences.  It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE II
DELIVERY OF MERGER CONSIDERATION

2.1           Election Procedures.  Each holder of record of shares of Target Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a)           Each Holder may specify in a request made in accordance with the provisions of this Section 2.1 (each, an “Election”) (i) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b)           Before the Effective Time, Buyer shall appoint First-Citizens Bank &  Trust Company, pursuant to an agreement (the “Exchange Agent Agreement”), to act as exchange agent (the “Exchange Agent”) hereunder.  An election form and other appropriate and customary transmittal materials, in such form as Target and Buyer shall mutually agree (the “Election Form”), shall be mailed no more than 40 business days and no less than 20 business days before the anticipated Effective Time or on such earlier date as Target and Buyer shall mutually agree (the “Mailing Date”) to each Holder as of five business days before the Mailing Date (the “Election Form Record Date”).  Each Election Form shall permit such Holder, subject to the allocation and election procedures set forth in this Section 2.1, to (i) elect to receive the Cash Consideration for all of the shares of Target Common Stock held by such Holder in accordance with Section 1.4(c), (ii) elect to receive the Stock Consideration for all of such shares in accordance with Section 1.4(c), (iii) elect to receive the Stock Consideration for a part of such Holder’s Target Common Stock and the Cash Consideration for the remaining part of such Holder’s Target Common Stock or (iv) indicate that such Holder has no preference as to the receipt of cash or Buyer Common Stock for such shares (a “Non-Election”).  A Holder who holds such shares as nominee, trustee or in another representative capacity (a “Representative”) may submit multiple Election Forms, provided that each such Election Form covers all of the shares of Target Common Stock held by such Representative for a particular beneficial owner.  Any shares of Target Common Stock with respect to which the Holder thereof has not, as of the Election Deadline, made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.

(c)           To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., Charlotte, North Carolina time, on the 25th day after the Mailing Date (or such other time and date as Buyer and Target may mutually agree as set forth in the Election Form) (the “Election Deadline”); provided, however, that the Election Deadline may not occur before the 25th day following the Mailing Date or after the business day before the Closing Date.  Buyer shall use all reasonable efforts to make available as promptly as possible an Election Form to any Holder who requests such Election Form following the initial mailing of the Election Forms and before the Election Deadline.  Target shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.  An Election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  If a Holder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form before the Election Deadline (without later submitting a properly completed Election Form before the Election Deadline), the shares of Target Common Stock held by such Holder shall be designated as Non-Election Shares.  Any Holder may revoke or change his or her Election by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or before the Election Deadline.  Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any Election, modification or revocation is received and whether any such Election, modification or revocation has been properly made.

2.2           Deposit of Merger Consideration.  At or before the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent (a) certificates or evidence of Buyer shares in book-entry form representing the number of shares of Buyer Common Stock sufficient to deliver, and Buyer shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (b) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f)) (collectively, the “Exchange Fund”) and Buyer shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

2.3           Delivery of Merger Consideration.

(a)           As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) that immediately before the Effective Time represented outstanding shares of Target Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor pursuant to Section 2.3(f): (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or customary affidavits of loss in lieu of such Certificates and indemnification regarding the loss or destruction of such Certificates) to the Exchange Agent and shall be substantially in such form and having such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”), and (ii) instructions for use in surrendering Certificate(s) (or customary affidavits of loss in lieu of such Certificates and indemnification regarding the loss or destruction of such Certificates) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor in accordance with Section 2.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b)           Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of Target Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration (with the aggregate Cash Consideration paid to each such holder rounded to the nearest whole cent) and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor (with such cash rounded to the nearest whole cent) in respect of the shares of Target Common Stock represented by its Certificate or Certificates.  Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to,  this Article II.

(c)           No dividends or other distributions, if any, payable with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Buyer Common Stock represented thereby, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore payable with respect to the whole shares of Buyer Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, payable with respect to shares of Buyer Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Buyer Common Stock issuable with respect to such Certificate.

(d)           In the event of a transfer of ownership of a Certificate representing Target Common Stock that is not registered in the stock transfer records of Target, the proper amount of cash and/or shares of Buyer Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Target Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Buyer that the Tax has been paid or is not applicable.  The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Buyer) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock otherwise payable pursuant to this Agreement to any holder of Target Common Stock such amounts as the Exchange Agent or Buyer, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment.  To the extent the amounts are so withheld by the Exchange Agent or Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder of shares of Target Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Buyer, as the case may be.

(e)           After the Effective Time, there shall be no transfers on the stock transfer books of Target of the shares of Target Common Stock that were issued and outstanding immediately before the Effective Time other than to settle transfers of Target Common Stock that occurred before the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f)           Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Buyer Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Buyer.  In lieu of the issuance of any such fractional share, Buyer shall pay to each former shareholder of Target who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Per Share Amount by (ii) the fraction of a share (after taking into account all shares of Target Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Buyer Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g)           Any portion of the Exchange Fund that remains unclaimed by the shareholders of Target as of the first anniversary of the Effective Time shall be paid to Buyer; provided, however, that Buyer shall comply with any applicable state escheat laws related to any such unclaimed portion of the Exchange Fund.  In such event, any former shareholders of Target who have not theretofore complied with this Article II shall thereafter look only to Buyer with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Buyer Common Stock deliverable in respect of each share of Target Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Buyer, Target, the Exchange Agent or any other person shall be liable to any former holder of shares of Target Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)           If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Buyer or the Exchange Agent, the posting by such person of a bond in such amount as Buyer may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF TARGET

Except as disclosed in the disclosure schedule (the “Target Disclosure Schedule”) delivered by Target to Buyer before the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Target’s covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2 and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on Target), Target hereby represents and warrants to Buyer as follows:

3.1           Corporate Organization.

(a)           Target is a corporation duly incorporated, validly existing and in good standing under the laws of the State of South Carolina.  Target has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b)           Target is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).  True, complete and correct copies of the Articles of Incorporation of Target, as amended (the “Target Articles”), and the Bylaws of Target (the “Target Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Buyer.  CapitalBank (“Target Bank”) is incorporated under the laws of the State of South Carolina.

(c)           Each of Target’s Subsidiaries (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, bylaws and similar governing documents of each Target Subsidiary, copies of which have previously been made available to Buyer, are true, complete and correct copies of such documents as of the date of this Agreement. As used in this Agreement, the word “Subsidiary”, when used with respect to either Party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such Party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Target Subsidiary” and “Buyer Subsidiary” shall mean any direct or indirect Subsidiary of Target or Buyer, respectively.

(d)           The deposit accounts of Target Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

3.2           Capitalization.

(a)           The authorized capital stock of Target consists of 20,000,000 shares of Target Common Stock, of which, as of the date of this Agreement (the “Target Capitalization Date”), 10,060,777 shares were issued and outstanding, including shares of Target Restricted Stock, and 2,000,000 shares of preferred stock, $1.00 par value (the “Target Preferred Stock”), of which, as of the Target Capitalization Date, no shares were issued and outstanding.  As of the Target Capitalization Date, no shares of Target Common Stock or Target Preferred Stock were reserved for issuance.  All of the issued and outstanding shares of Target Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Target having the right to vote on any matters on which its shareholders may vote (“Voting Debt”) are issued or outstanding.  Except as set forth in Section 3.2(a) of the Target Disclosure Schedule, as of the date of this Agreement, except pursuant to this Agreement, including with respect to the Target Stock Plan as set forth herein, Target does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Target Common Stock, Target Preferred Stock, Voting Debt or any other equity securities of Target or any securities representing the right to purchase or otherwise receive any shares of Target Common Stock, Target Preferred Stock, Voting Debt or other equity securities of Target.  As of the date of this Agreement, there are no contractual obligations of Target or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Target or any equity security of Target or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Target or its Subsidiaries or (ii) pursuant to which Target or any of its Subsidiaries is or could be required to register shares of Target capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”).  Other than as set forth on Section 3.2(a) of the Target Disclosure Schedule, no options or other equity-based awards are outstanding as of the Target Capitalization Date.  Except as set forth on Section 3.2(a) of the Target Disclosure Schedule, since December 31, 2010 through the date hereof, Target has not (A) issued or repurchased any shares of Target Common Stock, Voting Debt or other equity securities of Target or (B) issued or awarded any options, restricted shares or any other equity-based awards under the Target Stock Plan.

(b)           Section 3.2(b) of the Target Disclosure Schedule sets forth each Subsidiary of Target.  All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Target are owned by Target, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights. No such Target Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)           Section 3.2(c) of the Target Disclosure Schedule sets forth Target’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any person other than a Subsidiary of Target, where such ownership interest is equal to or greater than five percent of the total ownership interest of such person.

(d)           Section 3.2(d) of the Target Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the number of shares of Target Common Stock issued under the Target Stock Plan, the number of shares of Target Common Stock subject to outstanding awards granted under the Target Stock Plan and the number of shares of Target Common Stock reserved for future issuance under the Target Stock Plan; (ii) all outstanding awards granted under the Target Stock Plan, indicating with respect to each such award the name of the holder thereof, the number of shares of Target Common Stock subject to such award and, to the extent applicable, the exercise price, the date of grant and the vesting schedule; and (iii) all outstanding warrants, indicating with respect to each such warrant the name of the holder thereof, the number and type of shares of Target Common Stock subject to such warrant and the exercise price thereof.  Target has provided to the Buyer complete and accurate copy of the Target Stock Plan and the forms of all award agreements related thereto and copies of all warrants.

3.3           Authority; No Violation.

(a)           Target has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Target (the “Target Board”).  The Target Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of Target and its shareholders, has directed that the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to Target’s shareholders for consideration at a duly held meeting of such shareholders and has recommended that Target’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby.  Except for the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Target Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Target are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by Buyer) constitutes the valid and binding obligation of Target, enforceable against Target in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b)           Neither the execution and delivery of this Agreement by Target nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the terms or provisions of this Agreement, will (i) assuming that shareholder approval referred to in Section 3.3(a) has been obtained, violate any provision of the Target Charter or the Target Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Target, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Target or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Target or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4           Consents and Approvals.  Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act, as amended, and the Federal Reserve Act, as amended, the Office of the Commissioner of Banks of the State of North Carolina and the State of South Carolina Board of Financial Institutions and approval of such applications and notices, (b) the filing of any required applications, filings or notices with the FDIC and any other federal or state banking, insurance or other regulatory or self-regulatory authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of such applications, filings and notices (the “Other Regulatory Approvals”), (c) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the Target Shareholder Meeting to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy

Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a proxy statement/prospectus, and declaration of effectiveness of the Form S-4, (d) the filing of the South Carolina Articles of Merger with the South Carolina Secretary of State pursuant to the SCBCA and the North Carolina Articles of Merger with the North Carolina Secretary of State pursuant to the NCBCA, (e) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules and regulations of The Nasdaq Stock Market, or that are required under consumer finance, mortgage banking and other similar laws, and (f) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if any, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Target of the Merger and the other transactions contemplated by this Agreement.  No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Target of this Agreement.

3.5           Reports; Regulatory Matters.

(a)           Target and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2008 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) any state insurance commission or other state regulatory authority, (iv) any foreign regulatory authority, (v) any SRO and (vi) the SEC (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2008, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except as set forth on Section 3.5(a) of the Target Disclosure Schedule and except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Target and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2008 or has pending any proceeding, enforcement action or, to the knowledge of Target, investigation into the business, disclosures or operations of Target or any of its Subsidiaries. Except as set forth on Section 3.5(a) of the Target Disclosure Schedule, since January 1, 2008, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Target, investigation into the business, disclosures or operations of Target or any of its Subsidiaries.  Target and its Subsidiaries have fully complied with, and there is no unresolved violation, criticism, comment or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Target or any of its Subsidiaries.  Since January 1, 2008, there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Target or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in Target’s ordinary course of business).

(b)           Except as set forth on Section 3.5(b) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2008 a recipient of any supervisory letter from, or since January 1, 2008 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business (or, as applicable, its operations as a financial subsidiary of a national bank under the Gramm-Leach-Bliley Act of 1999), other than those of general application that apply to similarly situated bank holding companies or their subsidiaries (each item in this sentence, a “Target Regulatory Agreement”), nor has Target or any of its Subsidiaries been advised since January 1, 2008 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Target Regulatory Agreement.  To the knowledge of Target, there has not been any event or occurrence since January 1, 2008 that would result in a determination that Target Bank is not “well capitalized” and “well managed” as a matter of U.S. federal banking law.

(c)           Target has previously made available to Buyer an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Target since January 1, 2006 pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and before the date of this Agreement (the “Target SEC Reports”).  No such Target SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  As of their respective dates, all Target SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.  Target’s principal executive officer and principal financial officer have made the certifications required under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of the Exchange Act thereunder to the extent such rules or regulations applied at the time of filing.  For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.  Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Target nor any of its officers has received notice from any Regulatory Agency questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications.

3.6           Financial Statements.

(a)           The financial statements of Target and its Subsidiaries included (or incorporated by reference) in the Target SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Target and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Target and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Target and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  Elliott Davis, PLLC has served as independent registered public accountant for Target for all periods covered in the Target SEC Reports; such firm has not resigned or been dismissed as independent public accountants of Target as a result of or in connection with any disagreements with Target on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)           Neither Target nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Target included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2010 or (iii) liabilities incurred since December 31, 2010 in connection with this Agreement and the transactions contemplated hereby.

(c)           Since December 31, 2010, (i) through the date hereof, neither Target nor any of its Subsidiaries nor, to the knowledge of the officers of Target, any director, officer, employee, auditor, accountant or representative of Target or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Target or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Target or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Target or any of its Subsidiaries, whether or not employed by Target or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Target or any of its officers, directors, employees or agents to the Target Board or any committee thereof or to any director or officer of Target.

3.7           Broker’s Fees.  Neither Target nor any Target Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 3.7 of the Target Disclosure Schedule and pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Buyer.

3.8           Absence of Certain Changes or Events.

(a)           Except as set forth in the Target SEC Reports, since December 31, 2010, no event has occurred that has had or is reasonably likely to have, either individually or in the aggregate with all other events, a Material Adverse Effect on Target. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Buyer, Target or the Surviving Corporation, as the case may be, any fact, event, change, condition, development, circumstance or effect that, individually or in the aggregate, (i) is or would be reasonably likely to be material and adverse to the business, assets, liabilities, properties, results of operations, financial condition or management team of such Party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a Material Adverse Effect shall not be deemed to include any adverse event, change or effect to the extent arising from (A) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies, generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to banks or savings associations and their holding companies, generally, or interpretations thereof by courts or Governmental Entities, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States, (C) changes, after the date hereof, in global or national political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions affecting banks, savings associations or their holding companies generally, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States or (D) the direct effects of negotiating, entering into and compliance with this Agreement on the operating performance of Target and its Subsidiaries) or (ii) materially impairs or would be reasonably likely to materially impair the ability of such Party to timely consummate the transactions contemplated by this Agreement.

(b)           Since December 31, 2010 through and including the date of this Agreement, Target and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c)           Except as set forth on Section 3.8(c) of the Target Disclosure Schedule, since December 31, 2010, neither Target nor any of its Subsidiaries has (i) except for (A) normal increases for employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice or (B) as required by applicable law or pre-existing contractual obligations, increased the wages, salaries, compensation, bonus opportunities (whether annual or long-term, or in the form of cash or property) pension, nonqualified deferred compensation or other fringe benefits or perquisites payable to any current, former or retired executive officer, employee, consultant, independent contractor, other service provider or director from the amount thereof in effect as of December 31, 2010, granted any severance, retirement or termination pay, entered into any contract to make or grant any severance, retirement or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 3.11(a) of the Target Disclosure Schedule, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted, amended, accelerated, modified or terminated any stock appreciation rights or options to purchase shares of Target Common Stock, any restricted, performance or fully vested shares of Target Common Stock, any phantom or restricted stock units, or any right to acquire any shares of its capital stock with respect to any current, former or retired executive officer, director, consultant, independent contractor or other service provider or employee, (iii) changed any accounting methods, principles or practices of Target or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iv) suffered any strike, work stoppage, slow-down or other labor disturbance, (v) adopted, amended, modified or terminated any Target Benefit Plan, except as required by applicable laws, or (vi) hired, terminated, promoted or demoted any employee, consultant, independent contractor, executive officer, director or other service provider (other than in the ordinary course of business and consistent with past practice).

3.9           Legal Proceedings.

(a)           Except as disclosed on Section 3.9(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Target’s knowledge, threatened, legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or any of its Subsidiaries, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement. None of the proceedings, claims, actions or governmental or regulatory investigations set forth on Section 3.9(a) of the Target Disclosure Schedule would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target.

(b)           There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Target, any of its Subsidiaries or the assets of Target or any of its Subsidiaries.

3.10           Taxes and Tax Returns.

(a)           Each of Target and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against.  Target and its Subsidiaries are not subject to examination or audit by the Internal Revenue Service (“IRS”).  There are no material disputes pending, or claims asserted, for Taxes or assessments upon Target or any of its Subsidiaries for which Target does not have reserves that are adequate under GAAP. Neither Target nor any of its Subsidiaries is a party to or is bound by any Tax-sharing, -allocation or -indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Target and its Subsidiaries). Within the past five years, neither Target nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither Target nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Target or any of its Subsidiaries. Neither Target nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).  Neither Target nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(b)           As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, bank, estimated, excise, gross receipts, gross income, ad valorem, profits, gains, property, escheat, unclaimed property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup-withholding, value-added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

(c)           As used in this Agreement, the term “Tax Return” means a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Target or any of its Subsidiaries.

3.11           Employee Matters.

(a)           Section 3.11(a) of the Target Disclosure Schedule sets forth a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and including the regulations promulgated thereunder (“ERISA”), whether or not written or unwritten or subject to ERISA, as well as each employee or director benefit or compensation plan, arrangement or agreement (whether written or unwritten) and each employment, consulting, bonus, supplemental income, collective-bargaining, incentive or deferred compensation, vacation, stock purchase, stock option or other equity-based, severance, termination, retention, change-in-control, profit-sharing, fringe benefit, workers’ compensation, voluntary employees’ beneficiary association, health, welfare, accident, sickness, death benefit, hospitalization, insurance, personnel policy, disability benefit or other similar plan, program, agreement, arrangement or commitment (whether written or unwritten) for the benefit of any current, former or retired employee, consultant, independent contractor, other service provider or director of Target or any of its ERISA Affiliates (as defined herein) entered into, maintained or contributed to by Target or any of its ERISA Affiliates or to which Target or any of its ERISA Affiliates is obligated to contribute (such plans, programs, agreements, arrangements and commitments, collectively, the “Target Benefit Plans”).  For purposes of this Agreement, the term “ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) or (iv) a “controlled group” within the meaning of Section 4001 of ERISA, any of which includes Target or any of its Subsidiaries.  No other Target Benefit Plan exists.

(b)           With respect to each Target Benefit Plan, Target has made available to Buyer true, complete and correct copies of the following (as applicable):  (i) the written document evidencing such Target Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the summary plan description; (iii) any related trust agreements, insurance contracts or documents of any other funding arrangements; (iv) all amendments, modifications or supplements to any such document; (v) the two most recent actuarial reports; (vi) the most recent determination letter from the IRS; (vii) the three most recent Forms 5500 required to have been filed with the IRS, including all schedules thereto; (viii) any notices to or from the IRS or any office or representative of the Department of Labor or any other Governmental Entity relating to any compliance issues in respect of any such Target Benefit Plan; and (ix) a list of each person who has options to purchase Target Common Stock or has units or other awards outstanding under any stock-option or other equity-based plan, program or arrangement sponsored by Target or any of its Subsidiaries, noting for each person the number of options, units and other awards available and the strike price, if any, associated therewith.  Section 3.11(b) of the Target Disclosure Schedule sets forth as of February 28, 2011 the accrued liability for any such plans, programs and arrangements.

(c)           With respect to each Target Benefit Plan:

(i)           each Target Benefit Plan is being and has been administered in all respects in accordance with ERISA, the Code and all other applicable laws and in all material respects in accordance with its governing documents, and all material obligations, whether arising by operation of law or by contract, required to be performed with respect to each Target Benefit Plan have been timely performed, and there have been no material defaults, omissions or violations by any party with respect to any Target Benefit Plan, and each Target Benefit Plan;

(ii)          each Target Benefit Plan that is intended to be “qualified” under Section 401 and/or 409 of the Code is so qualified and has received a favorable determination letter from the IRS to such effect and, to the knowledge of Target, no fact, circumstance or event has occurred since the date of such determination letter or exists that would reasonably be expected to adversely affect the qualified status of any such Target Benefit Plan;

(iii)         either an application for a new determination letter was filed by the end of such Target Benefit Plan’s applicable remedial amendment cycle as determined under Revenue Procedure 2005-66 or the deadline for filing such an application has not yet arrived and all requirements for relying on such extended filing date have been satisfied;

(iv)         each Target Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA and is not qualified under Code Section 401(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation or life insurance for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, and for each such plan Section 3.11(c)(iv) of the Target Disclosure Schedule contains (A) a list of assets that are maintained or used to informally fund such plan, (B) an analysis of the emerging liabilities of any supplemental executive retirement plans (the “SERPs”) and (C) an analysis of the cash surrender value of the split-dollar insurance policies held pursuant to the SERPs.  Any trust agreement supporting such plan has been provided as described in Section 3.11(b)(iii);

(v)          no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to Target’s or any ERISA Affiliate’s knowledge, is anticipated against any of the Target Benefit Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, Target (including any Subsidiary thereof), any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust of any of the Target Benefit Plans;

(vi)         all contributions, premiums and other payments required to be made with respect to any Target Benefit Plan have been made on or before their due dates under applicable law and the terms of such Target Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Target Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Target included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since December 31, 2010;

(vii)        no Target Benefit Plan is under, and Target (including any Subsidiary or any ERISA Affiliate thereof) has not received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity and no such completed audit, if any, has resulted in the imposition of any Tax or penalty;

(viii)       no Target Benefit Plan is a self-funded or self-insured arrangement, and, with respect to each Target Benefit Plan that is funded in whole or in part through an insurance policy, neither Target (including any Subsidiary thereof) nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or is reasonably expected to have such liability with respect to periods through the Effective Time;

(ix)          all reports and disclosures relating to each Target Benefit Plan required to be filed with or furnished to Governmental Entities (including the IRS, Pension Benefit Guaranty Corporation and the Department of Labor), Target Benefit Plan participants or beneficiaries have been filed or furnished in all material respects in a timely manner in accordance with applicable law;

(x)           neither the execution, delivery or performance of this Agreement by Target nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (A) require Target to make a larger contribution to, or pay greater benefits or provide other rights under, any Target Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (B) create or give rise to any additional vested rights or service credits under any Target Benefit Plan or (C) conflict with the terms of any Target Benefit Plan;

(xi)          all obligations of Target, each Subsidiary and ERISA Affiliate and each fiduciary under each Target Benefit Plan, whether arising by operation of law or by contract, required to be performed under Section 4980B of the Code, as amended, and Sections 601 through 609 of ERISA, or similar state law (“COBRA”), including such obligations that may arise by virtue of the transactions contemplated by this Agreement, have been or will be timely performed in all material respects;

(xii)         to the knowledge of Target, Target and each Subsidiary and ERISA Affiliate, as applicable, has maintained in all material respects all employee data necessary to administer each Target Benefit Plan, including all data required to be maintained under Section 107 of ERISA, and such data are true and correct and are maintained in usable form; and

(xiii)        except as disclosed on Section 3.11(c)(xiii) of the Target Disclosure Schedule, no Target Benefit Plan provides for any gross-up payment associated with any Taxes.

(d)           No Target Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively, and neither Target nor any of its Subsidiaries or ERISA Affiliates has ever maintained, contributed to, sponsored or had an obligation to contribute to any such plan.  Neither Target nor any of its Subsidiaries or ERISA Affiliates has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any liability pursuant to Title I or IV of ERISA or the penalty tax, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the Target Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to Target or any of its Subsidiaries or ERISA Affiliates.

(e)           Except as disclosed on Section 3.11(e) of the Target Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of Target or any of its Subsidiaries or ERISA Affiliates, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code.

(f)           Neither Target, any other “disqualified person” (as defined in Section 4975 of the Code), any “party-in-interest” (as defined in Section 3(14) of ERISA) and, to the knowledge of Target, any trustee or administrator of any Target Benefit Plan, has engaged in a nonexempt “prohibited transaction,” as defined in Section 4975 of the Code and Section 406 of ERISA, in each case, such as could reasonably be expected to give rise to any tax or penalty under Section 4975 of the Code or Section 406 of ERISA.  All “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the Target Benefit Plans have complied in all respects with the requirements of Section 404 of ERISA.  Target and its ERISA Affiliates have in effect fiduciary liability insurance covering each fiduciary of the Target Benefit Plans.

(g)           No payment made or to be made in respect of any employee or former employee of Target or any of its Subsidiaries would reasonably be expected to be nondeductible by reason of Section 162(m) of the Code.

(h)           With respect to Target and each of its Subsidiaries:

(i)           Neither Target nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Target or any of its Subsidiaries. There are no labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of Target, threatened and neither Target nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage within the past three years.

(ii)          Neither Target nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree or conciliation agreement with, or citation, injunction or order by, any Governmental Entity relating to employees or employment practices.

(iii)         Each of Target and its Subsidiaries are in compliance in all material respects with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, wages, overtime pay, employee classification, immigration, nondiscrimination, affirmative action, plant closings, mass layoffs, termination of employment or similar matters and have not engaged in any unfair labor practices or other prohibited practices related to employees, except where the failure to comply would not, either individually or in the aggregate, have a Material Adverse Effect.

(iv)         Neither Target nor any of its Subsidiaries has any workers’ compensation liability, experience or matter outside the ordinary course of business.

(v)          To the knowledge of Target, no executive of Target or any of its Subsidiaries: (A) has any present intention to terminate his or her employment or (B) is a party to any noncompetition, noninterference, confidentiality, proprietary rights or other such agreement with a third party that would, if complied with, materially interfere with the performance of such executive’s current duties.

(vi)         Section 3.11(h)(vi) of the Target Disclosure Schedule contains a true, complete and correct list of the following information for each employee of Target and each of its Subsidiaries: name; employing entity; job title; primary work location; current compensation rate; target or expected bonus; and Target’s or its Subsidiary’s classification of such employee as exempt or not exempt from applicable minimum wage and overtime laws.

(i)           Section 3.11(i) of the Target Disclosure Schedule sets forth a true, complete and correct list of all noncompetition, nonsolicitation, noninterference, nondisclosure and similar agreements between Target or its Subsidiaries and any of their employees, directors or independent contractors (including, for this purpose, any former employees, directors or independent contractors to the extent such agreements are currently in effect), copies of which have been made available to Buyer.  Each of the agreements set forth on Section 3.11(i) of the Target Disclosure Schedule is valid and binding and in full force and effect.

(j)           Except as disclosed in Section 3.11(j) of the Target Disclosure Schedule (which shall contain the actuarial present value of all such benefits other than health benefits, with respect to which current payment amounts and duration of payment obligation are provided), neither Target nor its Subsidiaries (i) provides health or welfare benefits for any retired or former employee or (ii) is obligated to provide health or welfare benefits to any active employees after their retirement or other termination of service, unless required to do so under COBRA.

(k)           Neither Target nor any of its Subsidiaries or ERISA Affiliates maintains any employee benefit plan or arrangement that is governed by the laws of any government outside of the United States.

(l)           Any individual who performs services for Target or any of Target’s Subsidiaries and who is not treated as an employee for federal income tax purposes by Target or any of Target’s Subsidiaries is not an employee under applicable law or for any purpose including for tax withholding purposes or Target Benefit Plan purposes.

(m)          (i) Each Target Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder, has been operated since January 1, 2005 in good faith compliance with the applicable provisions of Section 409A of the Code and the Treasury Regulations and other official guidance issued thereunder (collectively, “Section 409A”) and has been since January 1, 2009, in documentary compliance with the applicable provisions of Section 409A; (ii) neither Target nor any of its Subsidiaries (1) have been required to report to any government entity or authority any corrections made or Taxes due as a result of a failure to comply with Section 409A and (2) have any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A; (iii) nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject an individual having rights under any such Target Benefit Plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A; and (iv) for any Target Benefit Plan that is not intended to be subject to Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations 1.409A-1(a)(2) through 1.409A-1(a)(5), or due to the application of Treasury Regulations Section 1.409A-1(b), all the conditions required to retain such treatment remain in effect and are not reasonably expected to change so as to subject such Target Benefit Plan to Section 409A.

3.12           Compliance with Applicable Law.

(a)           Target and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Target or any of its Subsidiaries. Other than as required by (and in conformity with) law, neither Target nor any Target Subsidiary acts as a fiduciary for any person, or administers any account for which it acts as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

(b)           Since the enactment of the Sarbanes-Oxley Act, Target has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market.  Section 3.12(b) of the Target Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Target or entities controlled by officers and directors of Target who have outstanding loans from Target or its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the three years immediately preceding the date hereof.

3.13           Certain Contracts.

(a)           Except as disclosed on Section 3.13(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees, consultants, independent contractors or other service providers other than in the ordinary course of business consistent with past practice, (ii) that, upon execution of this Agreement or consummation or shareholder approval of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Buyer, Target, the Surviving Corporation, or any of their respective Subsidiaries to any current, former or retired officer, employee, director, consultant, independent contractor or other service provider of Target or any Subsidiary thereof, (iii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Target SEC Reports filed before the date hereof, (iv) that materially restricts the conduct of any line of business by Target or, to the knowledge of Target, upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) including any stock option plan, stock appreciation rights plan, restricted stock plan, performance stock, phantom or restricted stock units, stock purchase plan, employee stock ownership plan or benefits plan in which any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement.  Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Target Disclosure Schedule, is referred to as a “Target Contract,” and neither Target nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Target Contract by any of the other parties thereto.

(b)           (i) Each Target Contract is valid and binding on Target or its applicable Subsidiary and is in full force and effect, (ii) Target and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Target Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Target or any of its Subsidiaries under any such Target Contract.

3.14           Risk Management Instruments.

(a)           “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(b)           All Derivative Transactions, whether entered into for the account of Target or any of its Subsidiaries or for the account of a customer of Target or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Target and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of Target or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. Target and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Target’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.15           Investment Securities and Commodities.

(a)           Except as would not reasonably be expected to have a Material Adverse Effect on Target, each of Target and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Target or its

Subsidiaries. Such securities and commodities are valued on the books of Target in accordance with GAAP in all material respects.

(b)           Target and its Subsidiaries and their respective businesses employ and have acted in compliance in all material respects with investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) that Target believes are prudent and reasonable in the context of such businesses. Before the date hereof, Target has made available to Buyer in writing the material Policies, Practices and Procedures.

3.16           Loan Portfolio.

(a)           Section 3.16(a) of the Target Disclosure Schedule sets forth, as of February 28, 2011 (i) the aggregate outstanding principal amount of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to Target or its Subsidiaries (collectively, “Loans”), other than “nonaccrual” Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” Loans, (iii) a summary of all Loans designated as of such date by Target as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loans and (iv) each asset of Target or any of its Subsidiaries that is classified as “Other Real Estate Owned” and the book value thereof.

(b)           Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal that has been provided to Buyer and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Loans originated by Target or its Subsidiaries, and all such Loans purchased by Target or its Subsidiaries, were made or purchased in accordance with customary lending standards. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and Target or its Subsidiaries have complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Loans.

(c)           Except as disclosed in the Target SEC Reports, since December 31, 2010, none of the bank Target Subsidiaries has incurred any unusual or extraordinary loan losses that are material to Target and its Subsidiaries on a consolidated basis; to Target’s knowledge and in light of each of the Target Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, the reserves for loan losses shown on the financial statements included in the Target SEC Reports were, on the respective filing dates, adequate in all respects under the requirements of GAAP and applicable regulatory accounting practices, in each case consistently applied, to provide for probable loan losses as of such filing date, and were in accordance with the safety and soundness standards administered by, and the practices, procedures, requests and requirements of, the applicable Regulatory Agency.

3.17           Property.  Target or one of its Subsidiaries (a) has fee simple title to all the properties and assets reflected in the latest audited balance sheet included in such Target SEC Reports as being owned by Target or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property taxes not yet delinquent, (iii) easements, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by Target on the date hereof or otherwise materially impair business operations at such properties, as conducted by Target on the date hereof and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as used by Target on the date hereof (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Target SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever encumbering Target’s or its Subsidiaries’ leasehold estate, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by Target or one of its Subsidiaries or, to Target’s knowledge, the lessor.  The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear and casualty excepted.  There are no pending or, to the knowledge of Target, threatened condemnation proceedings against the Real Property.  Target and its Subsidiaries are in material compliance with all applicable health and safety related requirements for the Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

Target currently maintains insurance on all its property, including the Real Property, in amounts, scope and coverage reasonably necessary for its operations.  Target has not received any notice of termination, nonrenewal or premium adjustment for such policies.

3.18           Intellectual Property.  Target and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted.  The use of any Intellectual Property by Target and its Subsidiaries does not, to the knowledge of Target, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Target or any Subsidiary acquired the right to use any Intellectual Property.  To Target’s knowledge, no person is challenging, infringing on or otherwise violating any right of Target or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Target or its Subsidiaries.  Neither Target nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Target and its Subsidiaries and, to Target’s knowledge, no Intellectual Property owned and/or licensed by

Target or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.  For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.19           Environmental Liability.  There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, orders, assessments (including penalty assessments) or notices of any kind with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of Target or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to Target’s knowledge, threatened against Target or any of its Subsidiaries.  To the knowledge of Target, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of Target or any of its Subsidiaries.  Neither Target nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

3.20           Leases.  Section 3.20 of the Target Disclosure Schedule sets forth (a) a list of each personal property lease involving annual payments in excess of $50,000 to which Target or any Subsidiary is a party and (b) a list of each parcel of real property leased by Target or any of its Subsidiaries together with the current annual rent (each, a “Property Lease”).  Each Property Lease is valid and binding on Target or its applicable Subsidiary and is in full force and effect.  Target and each of its Subsidiaries has performed, in all material respects, all obligations required to be performed by it to date under each Property Lease.  Neither Target nor any of its Subsidiaries is in material default under any Property Lease.

3.21           Securitizations.  Target is not a party to any agreement securitizing any of its assets.

3.22           State Takeover Laws.  The Target Board has rendered inapplicable to this Agreement and the transactions contemplated hereby any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law.

3.23           Reorganization; Approvals.  As of the date of this Agreement, Target (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.24           Opinion.  Before the execution of this Agreement, the Target Board has received an opinion from Howe Barnes Hoefer & Arnett, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of Target from a financial point of view.  Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25           Target Information.  The information relating to Target and its Subsidiaries that is provided by Target or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Proxy Statement relating to Target and other portions within the reasonable control of Target will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in the disclosure schedule (the “Buyer Disclosure Schedule”) delivered by Buyer to Target before the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Buyer’s covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2 and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such time has had or would be reasonably likely to have a Material Adverse Effect on Buyer), Buyer hereby represents and warrants to Target as follows:

4.1           Corporate Organization.

(a)           Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of North Carolina.  Buyer has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b)           Buyer is duly registered as a bank holding company under the BHC Act. True, complete and correct copies of the Articles of Incorporation, as amended (the “Buyer Articles”) and Bylaws of Buyer, as amended (the “Buyer Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Target.

(c)           Each Buyer Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, bylaws and similar governing documents of each Buyer Subsidiary, copies of which have previously been made available to Target, are true, complete and correct copies of such documents as of the date of this Agreement.

4.2           Capitalization.

(a)           The authorized capital stock of Buyer consists of 200,000,000 shares of Buyer Common Stock, of which, as of February 28, 2011 (the “Buyer Capitalization Date”), 28,051,098 shares were issued and outstanding, and 5,000,000 shares of preferred stock, no par value (the “Buyer Preferred Stock”), of which, as of the Buyer Capitalization Date, no shares were issued and outstanding.  As of the Buyer Capitalization Date, no shares of Buyer Common Stock or Buyer Preferred Stock were reserved for issuance, except for 2,343,632 shares of Buyer Common Stock underlying options currently outstanding and 1,010,260 shares of Buyer Common Stock available in connection with future grants of stock options, restricted stock and other equity-based awards (of which 568,260 shares have been approved for issuance in the form of performance-based restricted stock grants), in each case reserved for issuance pursuant to employee and director stock plans of Buyer in effect as of the date of this Agreement (the “Buyer Stock Plans”).  All of the issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  As of the date of this Agreement, no Voting Debt of Buyer is issued or outstanding. As of the Buyer Capitalization Date, except pursuant to this Agreement and the Buyer Stock Plans, Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Buyer Common Stock, Buyer Preferred Stock, Voting Debt of Buyer or any other equity securities of Buyer or any securities representing the right to purchase or otherwise receive any shares of Buyer Common Stock, Buyer Preferred Stock, Voting Debt of Buyer or other equity securities of Buyer.  The shares of Buyer Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)           All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Buyer are owned by Buyer, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights.  No such Buyer Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3           Authority; No Violation.

(a)           Buyer has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Buyer and no other corporate proceedings on the part of Buyer are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Buyer and (assuming due authorization, execution and delivery by Target) constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b)           Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the terms or provisions of this Agreement, will (i) violate any provision of the Buyer Articles or the Buyer Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Buyer, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

4.4           Consents and Approvals.  Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, as amended, and the Federal Reserve Act, as amended, the Office of the Commissioner of Banks of the State of North Carolina and the State of South Carolina Board of Financial Institutions and approval of such applications and notices, (b) the Other Regulatory Approvals, (c) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (d) the filing of the South Carolina Articles of Merger with the South Carolina Secretary of State pursuant to the SCBCA and the filing of the North Carolina Articles of Merger with the North Carolina

Secretary of State pursuant to the NCBCA, (e) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable SRO, and the rules and regulations of the Nasdaq Global Market, or that are required under consumer finance, mortgage banking and other similar laws, (f) notices or filings under the HSR Act, if any, and (g) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Buyer Common Stock pursuant to this Agreement and approval of listing of such Buyer Common Stock on the Nasdaq Global Market, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Buyer of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Buyer of this Agreement.

4.5           Reports; Regulatory Matters.

(a)           Except as set forth on Section 4.5 of the Buyer Disclosure Schedule, Buyer and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2008 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2008, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Buyer and its Subsidiaries, or as disclosed in the Buyer SEC Reports, no Regulatory Agency or Governmental Entity has initiated since January 1, 2008 or has pending any proceeding, enforcement action or, to the knowledge of Buyer, investigation into the business, disclosures or operations of Buyer or any of its Subsidiaries.  Since January 1, 2008, except as disclosed in the Buyer SEC Reports, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Buyer, investigation into the business, disclosures or operations of Buyer or any of its Subsidiaries.  Buyer and its Subsidiaries have fully complied with, and there is no unresolved violation, criticism or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Buyer or any of its Subsidiaries.  Since January 1, 2008, there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Buyer or any of its Subsidiaries (other than normal examinations conducted by a Regulatory Agency or Governmental Entity in Buyer’s ordinary course of business or as disclosed in the Buyer SEC Reports).

(b)           Except as disclosed in the Buyer SEC Reports, neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2008 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2008 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised since January 1, 2008 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Buyer Regulatory Agreement.

(c)           Buyer has previously made available to Target an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Buyer pursuant to the Securities Act or the Exchange Act or to the FDIC by Buyer’s bank Subsidiary under the Exchange Act and before the date of this Agreement (the “Buyer SEC Reports”).  No such Buyer SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Buyer SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC or the FDIC, as applicable, with respect thereto.  Buyer’s principal executive officer and principal financial officer have made the certifications required under Section 302 or 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder to the extent such rules or regulations applied at the time of filing.  For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.  Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Buyer nor any of its officers has received notice from any Regulatory Agency questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications.

4.6           Financial Statements.

(a)           The financial statements of Buyer and its Subsidiaries or Buyer’s bank Subsidiary, as applicable, included (or incorporated by reference) in the Buyer SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Buyer and its Subsidiaries or Buyer’s bank Subsidiary, as applicable; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Buyer and its Subsidiaries or Buyer’s bank Subsidiary, as applicable, for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC or the FDIC, as applicable, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC or the FDIC, as applicable, with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  Dixon Hughes PLLC has served as independent registered public accountant for Buyer or its bank Subsidiary, as applicable, for all periods covered in the Buyer SEC Reports; such firm has not resigned or been dismissed as independent public accountants of Buyer or its bank Subsidiary, as applicable, as a result of or in connection with any disagreements with Buyer or its bank Subsidiary, as applicable, on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)           Neither Buyer nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Buyer’s bank Subsidiary included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2010 or in connection with this Agreement and the transactions contemplated hereby.

(c)           Since September 30, 2010, (i) through the date hereof, neither Buyer nor any of its Subsidiaries nor, to the knowledge of the officers of Buyer, any director, officer, employee, auditor, accountant or representative of Buyer or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Buyer or any of its Subsidiaries, whether or not employed by Buyer or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to the Board of Directors of Buyer or any committee thereof or to any director or officer of Buyer.

4.7           Broker’s Fees.  Neither Buyer nor any Buyer Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 4.7 of the Buyer Disclosure Schedule.

4.8           Absence of Certain Changes or Events.

(a)           Since September 30, 2010, except as disclosed in the Buyer SEC Reports, no event or events have occurred that have had or are reasonably likely to have a Material Adverse Effect on Buyer.

(b)           Since September 30, 2010 through and including the date of this Agreement, Buyer and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

4.9           Legal Proceedings.

(a)           Except as disclosed in the Buyer SEC Reports, none of Buyer or any of its Subsidiaries is a party to any, and there are no pending or, to the best of Buyer’s knowledge, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries.

(b)           There is no Injunction, judgment or, as otherwise disclosed in the Buyer SEC Reports, regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Buyer, any of its Subsidiaries or the assets of Buyer or any of its Subsidiaries.

4.10           Taxes and Tax Returns.  Each of Buyer and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against.  There are no material disputes pending, or claims asserted, for Taxes or assessments upon Buyer or any of its Subsidiaries for which Buyer does not have reserves that are adequate under GAAP.

4.11           Compliance with Applicable Law.

(a)           Buyer and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Buyer or any of its Subsidiaries.

(b)           Since the enactment of the Sarbanes-Oxley Act, to the extent required by applicable law, Buyer or its bank Subsidiary has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market.

4.12           Reorganization; Approvals.  As of the date of this Agreement, Buyer (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.13           Aggregate Cash Consideration.  Buyer has available to it sufficient funds to deliver the aggregate Cash Consideration.

4.14           Buyer Information.  The information relating to Buyer and its Subsidiaries that is provided by Buyer or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Proxy Statement relating to Buyer and other portions within the reasonable control of Buyer will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1           Conduct of Target’s Business Before the Effective Time.  Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of Buyer, during the period from the date of this Agreement to the Effective Time, Target shall, and shall cause each Target Subsidiary, to:

(a)           conduct its business in the ordinary course in all material respects;

(b)           use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees; and

(c)           take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Target or Buyer to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2           Target Forbearances.  During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Target shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Buyer:

(a)           other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank, purchases of brokered certificates of deposit, sales of certificates of deposit and entering into repurchase agreements);

(b)

(i)           adjust, split, combine or reclassify any of its capital stock;

(ii)          make, declare or pay any dividend (other than accrued dividends on Target Restricted Stock to be paid out at Closing), or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Target to Target or to any of its wholly owned Subsidiaries and (B) the acceptance of shares of Target Common Stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the vesting of restricted shares of (or settlement of other equity-based awards in respect of Target Common Stock granted under a Target Stock Plan, in each case in accordance with past practice and the terms of the applicable Target Stock Plan and related award agreements);

(iii)         grant any stock options, restricted shares or other equity-based award with respect to shares of Target Common Stock under the Target Stock Plan, or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv)         issue any additional shares of capital stock or other securities except pursuant to the settlement of equity-based awards previously granted under the Target Stock Plan;

(c)           other than in the ordinary course of business consistent with past practice, hire or terminate any employees or independent contractors, enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

(d)           make any loan or extension of credit in an amount in excess of $5,000,000 (excluding any loan or extension of credit of a smaller amount on an outstanding loan or line of credit in excess of $5,000,000) or make, renew or amend any loan or extension of credit outside of the ordinary course of business and consistent with past practice; provided, however, that, if Target or any of its Subsidiaries shall request the prior approval of Buyer in accordance with this Section 5.2 to make a loan or extend credit in an amount in excess of $5,000,000, and Buyer shall not have disapproved such request in writing within five business days upon receipt of such request from Target or any of its Subsidiaries, as applicable, then such request shall be deemed to be approved by Buyer and thus Target or its Subsidiary, as applicable, may make the loan or extend the credit referenced in such request on the terms described in such request;

(e)           except as required by applicable law or the terms of any Target Benefit Plan as in effect on the date of this Agreement and, solely with respect to employees that are not executive officers or directors of Target, except for normal increases made in the ordinary course of business consistent with past practice, (i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, consultant, independent contractor or other service provider of Target or any of its Subsidiaries or ERISA Affiliates, or, except for payments in the ordinary course of business consistent with past practice, pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, consultant, independent contractor or other service provider of Target or any of its Subsidiaries or ERISA Affiliates; (ii) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, modify, change or terminate any Target Benefit Plan; (iii) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards; (iv) take any action other than in the ordinary course of business and consistent with past practice, to fund or in any way secure the payment of compensation or benefits under any Target Benefit Plan; (v) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests in Target or any securities exchangeable for or convertible into the same or other Target Common Stock outstanding on the date hereof, except as otherwise permitted in this Agreement; (vi) enter into any collective-bargaining agreement; or (vii) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Target Benefit Plan;

(f)           sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any person other than a Subsidiary, or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement; provided, however, that, if Target or any of its Subsidiaries shall request the prior approval of Buyer in accordance with this Section 5.2 to make sell, transfer or dispose of any “Other Real Estate Owned” of Target, and Buyer shall not have disapproved such request in writing within five business days upon receipt of such request from Target or any of its Subsidiaries, as applicable, then such request shall be deemed to be approved by Buyer and thus Target or its Subsidiary, as applicable, may effect the sale, transfer or disposal referenced in such request on the terms described in such request; provided, further, prior approval is not required for (i) transactions disclosed in Section 5.2(f) of the Target Disclosure Schedule or (ii) transactions with respect to any real estate valued at less than $250,000, in each case, so long as the sale or transfer price is at least 90% of the carrying value for such real estate on Target’s financial statements as of February 28, 2011;

(g)           enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(h)           make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

(i)           take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(j)           amend the Target Articles or Target Bylaws, or otherwise take any action to exempt any person (other than Buyer or its Subsidiaries) or any action taken by any person from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(k)           other than in prior consultation with Buyer, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(l)           other than commencement or settlement of foreclosure actions in the ordinary course of business consistent with past practice, commence or settle any claim, action or proceeding where the amount in dispute is in excess of $50,000 or subjecting Target or any of its Subsidiaries to any material restrictions on its current or future business operations (including the future business and operations of the Surviving Corporation);

(m)           take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(n)           implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(o)           file or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability in excess of $50,000;

(p)           except for transactions in the ordinary course of business consistent with past practice, terminate, or waive any material provision of, any Target Contract or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms;

(q)           take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions, contemplated hereby; or

(r)           agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3           Buyer Forbearances.  Except as expressly permitted by this Agreement or with the prior written consent of Target, during the period from the date of this Agreement to the Effective Time, Buyer shall not, and shall not permit any of its Subsidiaries to, (a) amend, repeal or otherwise modify any provision of the Buyer Articles or the Buyer Bylaws in a manner that would adversely affect the shareholders of Target or the transactions contemplated by this Agreement; (b) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (c) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; (d) take any action that would be reasonably expected to prevent, materially impede, materially impact or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or any Governmental Entity required for the consummation of the transactions contemplated by this Agreement or cause any other application to a bank Regulatory Agency for approval of a merger to be submitted for filing before the application related to the Merger is accepted by such bank Regulatory Agency (except if such bank Regulatory Agency requires in writing a prior submission as a condition to its approval of the application related to the Merger); or (e) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3 (it being understood that Buyer’s pursuit, negotiation and consummation of other acquisitions shall not violate this Section 5.3).

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1           Regulatory Matters.

(a)           Buyer and Target shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a proxy statement/prospectus. Each of Buyer and Target shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Target shall thereafter mail or deliver the Proxy Statement to its shareholders.  Buyer shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Common Stock as may be reasonably requested in connection with any such action.

(b)           The Parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities.  Target and Buyer shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Target or Buyer, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable.  The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.  Notwithstanding the foregoing, nothing contained herein shall be deemed to require Buyer to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Target) on either Buyer or Target (a “Materially Burdensome Regulatory Condition”).

(c)           Each of Buyer and Target shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Buyer, Target or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d)           Each of Buyer and Target shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Buyer Requisite Regulatory Approval or Target Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed.

6.2           Access to Information; Confidentiality.

(a)           Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of Target and Buyer shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other Party, reasonable access, during normal business hours during the period before the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such Party shall, and shall cause its Subsidiaries to, make available to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such Party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other Party may reasonably request (in the case of a request by Target, information concerning Buyer that is reasonably related to the prospective value of Buyer Common Stock or to Buyer’s ability to consummate the transactions contemplated hereby).  Neither Target nor Buyer, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such Party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement.  The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)           Each Party shall, and shall cause its respective agents and representatives to, maintain in confidence all information received from the other Party (other than disclosure to that Party’s agents and representatives in connection with the evaluation and consummation of the Merger) in connection with this Agreement or the Merger (including the existence and terms of this Agreement) and use such information solely to evaluate the Merger, unless (i) such information is already known to the receiving Party or its agents and representatives, (ii) such information is subsequently disclosed to the receiving Party or its agents and representatives by a third party that, to the knowledge of the receiving Party, is not bound by a duty of confidentiality, (iii) such information becomes publicly available through no fault of the receiving Party, (iv) the receiving Party in good faith believes that the use of such information is necessary or appropriate in making any filing or obtaining any consent required for the Merger (in which case the receiving Party shall advise the other party before making the disclosure) or (v) the receiving Party in good faith believes that the furnishing or use of such information is required by or necessary or appropriate in connection with any applicable laws or any listing or trading agreement concerning its publicly traded securities (in which case the receiving Party shall advise the other Party before making the disclosure).

All information and materials provided by Target pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between Buyer and Howe Barnes Hoefer and Arnett, Inc. on behalf of Target dated August 31, 2010 (the “Confidentiality Agreement”).

(c)           No investigation by a Party or its representatives shall affect the representations and warranties of the other Party set forth in this Agreement.

6.3           Shareholder Approval.

(a)           Target shall call a meeting of its shareholders to be held as soon as reasonably practicable after the date hereof for the purpose of obtaining the requisite shareholder approval required in connection with the Merger (including any meeting that occurs after any adjournment or postponement, the “Target Shareholder Meeting”), on substantially the terms and conditions set forth in this Agreement, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable.  Except to the extent provided otherwise in Section 6.9(b), the Target Board shall use its reasonable best efforts to obtain from its shareholders the shareholder vote approving the Merger, on substantially the terms and conditions set forth in this Agreement, required to consummate the transactions contemplated by this Agreement.  Target shall submit this Agreement to its shareholders at the Target Shareholder Meeting even if the Target Board shall have withdrawn, modified or qualified its recommendation.  The Target Board has adopted resolutions approving the Merger, on substantially the terms and conditions set forth in this Agreement, and directing that the Merger, on such terms and conditions, be submitted to Target’s shareholders for their consideration.

(b)           Each of Buyer and Target shall, and shall cause its respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such Party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other Party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Target or Buyer or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.4           The Nasdaq Global Market Listing.  Buyer shall cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on The Nasdaq Global Market, subject to official notice of issuance, before the Effective Time.

6.5           Employee Matters.

(a)           All individuals employed by, or on an authorized leave of absence from, Target or any of its Subsidiaries immediately before the Effective Time (collectively, the “Covered Employees”) shall automatically become employees of Buyer and its affiliates as of the Effective Time.  Immediately following the Effective Time, and for the six consecutive months thereafter, Buyer shall, or shall cause its applicable Subsidiaries to, provide to those Covered Employees employee benefits, rates of base salary or hourly wage and annual bonus opportunities that are substantially similar, in the aggregate, to the aggregate rates of base salary or hourly wage and the aggregate employee benefits and annual bonus opportunities provided to such Covered Employees under the Target Benefit Plans as in effect immediately before the Effective Time or if more favorable to the Covered Employees, compensation and benefits under the corresponding Buyer’s employee benefit plans; provided, however, that, notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Target Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 6.5, (iii) limit the right of Buyer or any of its Subsidiaries to terminate the employment of any Covered Employee at any time or require Buyer or any of its Subsidiaries to provide any such employee benefits, rates of base salary or hourly wage or annual bonus opportunities for any period following any such termination or (iv) obligate Target, Buyer or any of their respective Subsidiaries to (A) maintain any particular Target Benefit Plan or (B) retain the employment of any particular Covered Employee.

(b)           If a Covered Employee who does not have an employment, change-of-control or severance agreement with Target or any of its Subsidiaries (i) is terminated by Buyer or any of its Subsidiaries due to a permanent or indefinite reduction in staff resulting in job elimination, reduction of a position (including a position that had been held at Target or any of its Subsidiaries) as the result of an organizational or business restructuring or the integration of Target or any of its Subsidiaries with Buyer or any of its Subsidiaries, discontinuance of an operation, relocation of all or a part of Buyer’s or its Subsidiaries’ business, sale of an operation to another company, or sale or other change in ownership of all or a part of Buyer’s or its Subsidiaries’ business or (ii) voluntarily resigns after being notified that, as a condition of employment, such Covered Employee’s base salary will be materially decreased, in any case or both cases, during the period beginning at the Effective Time and ending six months following the Effective Time, such Covered Employee shall be entitled to receive severance payments equal to (after providing customary releases) two weeks of severance pay for each year of such employee’s service to Target or its Subsidiaries (as applicable) with a minimum of four weeks of severance pay and a maximum 16-week severance pay amount, regardless of employee classification.

Target shall, and shall cause its Subsidiaries to, take whatever action is necessary to terminate any and all other severance arrangements and to ensure that it and Buyer have no other liability for any other severance payments (other than as set forth in this Section 6.5(b) and agreements disclosed in Section 3.11(i) of the Target Disclosure Schedule).  Target shall cooperate with Buyer to effectuate the foregoing, including Buyer’s compliance with the Worker Adjustment Retraining and Notification Act or any similar state or local law.

Nothing contained in this Section 6.5(b) shall be construed or interpreted to limit or modify in any way Buyer’s at-will employment policy.  In addition, in no event shall severance pay payable under this Section 6.5(b) to any Covered Employee who does not have an employment, change-in-control or severance agreement with Buyer be taken into account in determining the amount of any other benefit (including an individual’s benefit under any retirement plan, SERP or agreement).  If, by reason of the controlling plan document, controlling law or otherwise, severance pay is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay.

(c)           If Buyer so requests (which request shall be made no less than 15 days before the Effective Time), Target shall take any and all actions required (including the adoption of resolutions by its Board of Directors) to amend, freeze and/or terminate any or all Target Benefit Plans immediately before the Effective Time, and, if requested by Buyer, to implement any such actions.

(d)           Target shall provide to Buyer at least 15 days before the Effective Time, documentation that shows that the requirements of ERISA, the Code or other applicable laws are met by or with respect to each Target Benefit Plan subject to such requirements as to the plan’s latest three plan years that have ended before the date of this Agreement.

(e)           On the date hereof, William G. Stevens, R. Wesley Brewer and Taylor T. Stokes shall have entered into employment agreements with Buyer, which shall become effective only upon consummation of the Merger at the Effective Time.

(f)           As soon as practicable after the date hereof, Target shall cause Target’s Employee Stock Ownership Plan (with Code Section 401(k) Provisions) (the “KSOP”) to be amended effective as of the earliest date permitted by law and the KSOP plan documents (such date, the “Freeze Date”) to restrict Target from issuing treasury shares to the KSOP and require the KSOP and Target, as applicable, to purchase shares of Target Common Stock on the open market with respect to investment of participant elective deferrals or employer contributions on or after the Freeze Date.  The actions required by this Section 6.5(f) shall be implemented by Target and its Subsidiaries in cooperation with Buyer and its counsel, subject to reasonable notice to, consultation with and approval of, Buyer and its counsel.  Notwithstanding anything contained herein to the contrary, Target and its Subsidiaries shall bear the full cost and expenses of all actions required to be taken in accordance with this Section 6.5(f).

(g)           Buyer and Target agree that for purposes of the Salary Continuation Agreements, as amended (each, a “Salary Continuation Agreement”), between Target Bank and the employees listed on Section 6.5(g) of the Target Disclosure Schedule (collectively, the “Participants”), the Participants shall become entitled to the change-of-control benefit, as described in each Participant’s respective Salary Continuation Agreement and in the amount set forth in Section 6.5(g) of the Target Disclosure Schedule (the “Change-of-Control Benefit”) upon the Closing.  Buyer and Target also agree that the Change-of-Control Benefit shall be payable according to the terms and conditions set forth in each Participant’s respective Salary Continuation Agreement.

(h)           Buyer and Target agree that for purposes of the Director Deferred Fee Agreements, as amended (the “Director Agreements”), between Target Bank and the directors listed on Section 6.5(h) of the Target Disclosure Schedule (collectively, the “Directors”), the transaction contemplated by this Agreement shall constitute a “change of control” (as defined in the Director Agreements) and that each Director shall, contingent upon the Director’s execution and nonrevocation of a release of claims in a form to be provided by Buyer, receive a lump-sum payment of his benefit under his respective Director Agreement on the 60th day following the Closing.  Section 6.5(h) of the Target Disclosure Schedule sets forth the amount of each Director's benefit payable under the Director Agreements due to such “change of control”.

6.6           Indemnification; Directors’ and Officers’ Insurance.

(a)           In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director, officer or employee of Target or any of its Subsidiaries or who is or was serving at the request of Target or any of its Subsidiaries as a director, officer or employee of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Target or any of its Subsidiaries before the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the Parties shall cooperate and use their best efforts to defend against and respond thereto.  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or before the Effective Time now existing in favor of any Indemnified Party as provided in their respective articles of incorporation or bylaws (or comparable organizational documents), and any existing indemnification agreements set forth on Section 6.6(a) of the Target Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or before the Effective Time or taken at the request of Buyer pursuant to Section 6.7, it being understood that nothing in this sentence shall require any amendment to the articles of incorporation or bylaws of the Surviving Corporation.

(b)           From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of reasonable expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Target or any Subsidiary of Target, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or before the Effective Time, whether asserted or claimed before, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this

Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Buyer pursuant to Section 6.7.

(c)           Buyer shall cause the individuals serving as officers and directors of Target or any of its Subsidiaries immediately before the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Target (provided that Buyer may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Buyer be required to expend annually in the aggregate an amount in excess of 280% of the annual premiums currently paid by Target (which current amount is set forth on Section 6.6(c) of the Target Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided, further, that if Buyer is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Buyer shall obtain as much comparable insurance as is available for the Insurance Amount.

(d)           The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.7           Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Buyer, on the one hand, and a Subsidiary of Target, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either Party to the Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Buyer.

6.8           Advice of Changes.  Each of Buyer and Target shall promptly advise the other of any change or event (a) having or reasonably likely to have a Material Adverse Effect on it or (b) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided, further, that a failure to comply with this Section 6.8 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.9           No Solicitation.

(a)           None of Target, its Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Target or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transaction involving Target or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction, (iii) enter into any agreement regarding any Alternative Transaction or (iv) render a rights agreement inapplicable to an Alternative Proposal or the transactions contemplated thereby.  Target shall, and shall cause each of the Subsidiaries and representatives of Target and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Proposal, (B) request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Alternative Proposal to which it or any of its Subsidiaries is a party, and shall enforce the provisions of any such agreement.  Notwithstanding the foregoing, if at any time after the date hereof but before approval of this Agreement by Target’s shareholders, (1) Target receives an unsolicited written Alternative Proposal that the Target Board believes in good faith to be bona fide, (2) such Alternative Proposal was not the result of a violation of this Section 6.9, (3) the Target Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Alternative Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (4) the Target Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to violate its fiduciary duties under applicable law, then Target may (and may authorize its Subsidiaries and representatives to) (x) furnish nonpublic information regarding Target and its Subsidiaries to the person making such Alternative Proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Target than, those contained in the Confidentiality Agreement (provided, that any nonpublic information provided to any person given such access shall have been previously provided to Buyer or shall be provided to Buyer before or concurrently with the time it is provided to such person), and (y) participate in discussions and negotiations with the person making such Alternative Proposal.

(b)           Except as provided otherwise below, neither the Target Board nor any committee thereof may (i)(A) withdraw (or modify or qualify in any manner adverse to Buyer) or refuse to recommend approval of this Agreement to Target’s shareholders or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Alternative Proposal (each such action set forth in this Section 6.9(b)(i) being referred to as an “Adverse Recommendation Change”), or (ii) cause or permit Target or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or that is intended to or is reasonably likely to lead to, any Alternative Proposal (other than a confidentiality agreement permitted by Section 6.9(a)).  Notwithstanding the foregoing, at any time before obtaining approval of the Merger by Target’s shareholders, the Target Board may, if the Target Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Buyer under this Section 6.9(b), make an Adverse Recommendation Change; provided, that Target may not make any Adverse Recommendation

Change in response to an Alternative Proposal unless (x) Target shall not have breached this Section 6.9 in any respect and (y):

(i)           The Target Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Alternative Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Buyer under this Section 6.9(b);

(ii)          Target has given Buyer at least four business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal; and

(iii)         Before effecting such Adverse Recommendation Change, Target has negotiated, and has caused its representatives to negotiate, in good faith with Buyer during such notice period to the extent Buyer wishes to negotiate, to enable Buyer to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

In the event of any material change to the terms of such Superior Proposal, Target shall, in each case, be required to deliver to Buyer a new written notice, the notice period shall have recommenced and Target shall be required to comply with its obligations under this Section 6.9 with respect to such new written notice.

(c)           In addition to the obligations of Target under Sections 6.9(a) and (b), Target shall notify Buyer promptly (but in no event later than 24 hours) after receipt of any Alternative Proposal, or any material modification of or material amendment to any Alternative Proposal, or any request for nonpublic information relating to Target or any of its Subsidiaries or for access to the properties, books or records of Target or any Subsidiary by any person that informs the Target Board or any Subsidiary that it is considering making, or has made, an Alternative Proposal. Such notice to Buyer shall be made orally and in writing, and shall indicate the identity of the person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting nonpublic information or access to the books and records of Target or any Subsidiary, and the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal.  Target shall keep Buyer fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. Target shall also promptly, and in any event within 24 hours, notify Buyer, orally and in writing, if it enters into discussions or negotiations concerning any Alternative Proposal in accordance with Section 6.9(a).

(d)           As used in this Agreement:

(i)           “Alternative Transaction” means any of (A) a transaction pursuant to which any person (or group of persons) (other than Buyer or its affiliates), directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of Target Common Stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from Target or pursuant to a tender offer or exchange offer or otherwise, (B) a merger, share exchange, consolidation or other business combination involving Target (other than the Merger), (C) any transaction pursuant to which any person (or group of persons) (other than Buyer or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Target and securities of the entity surviving any merger or business combination including any of Target’s Subsidiaries) of Target, or any of its Subsidiaries representing more than 15% of the assets of Target and its Subsidiaries, taken as a whole, immediately before such transaction, or (D) any other consolidation, business combination, recapitalization or similar transaction involving Target or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Target Common Stock immediately before such transactions do not, in the aggregate, own at least 85% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Target Common Stock immediately before the consummation thereof.

(ii)          “Superior Proposal” means any unsolicited bona fide Alternative Proposal (with the percentages set forth in the definition of such term changed  from 15% to 50%) that the Target Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person (or group of persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of Target from a financial point of view than the transactions contemplated by this Agreement (including taking into account any adjustment to the terms and conditions proposed by Buyer in response to such proposal under Section 6.9(b) or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

(e)           Target shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of Target or its Subsidiaries are aware of the restrictions described in this Section 6.9 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.9 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Target or its Subsidiaries, at the direction or with the consent of Target or its Subsidiaries, shall be deemed to be a breach of this Section 6.9 by Target.

(f)           Nothing contained in this Section 6.9 shall prohibit Target or its Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

6.10           Buyer’s Board; Advisory Board.  Buyer shall offer one member of the Target Board a seat as a nonmanagement member on Buyer’s board of directors for a period until Buyer’s next annual meeting following the Effective Date (and shall use all reasonable efforts to arrange for such member to sit for election to a regular term at the next annual meeting of Buyer's board of directors) and, for a concurrent period of time (but not to exceed two years), a seat as a nonmanagement member on the board of directors of each Buyer Subsidiary the composition of which is the same as Buyer’s then-current board of directors.  While such person sits as a director of Buyer, Buyer shall pay the same compensation to such director paid to the other members of Buyer’s board of directors (exclusive of any stock or option awards made to members of such board before the Effective Date).  Additionally, Buyer shall offer each other member of the Target Board a seat on a Buyer local advisory board for the region formerly served by Target for at least a two-year period after the Effective Date.  For a period of two years after the Effective Date, Buyer shall pay compensation to such directors for their service on such local advisory board consistent with that historically paid by Target to such directors and at the times historically paid, all as set forth on Section 6.10 of the Target Disclosure Schedule.

6.11           Restructuring Efforts.  If Target shall have failed to obtain the requisite vote or votes of its shareholders for the consummation of the transactions contemplated by this Agreement at a duly held meeting of its shareholders or at any adjournment or postponement thereof, then, unless this Agreement shall have been terminated pursuant to its terms, each of the Parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither Party shall have any obligation to alter or change the amount or kind of the Merger Consideration in a manner adverse to such Party or its shareholders) and to resubmit the transaction to Target’s shareholders for approval, with the timing of such resubmission to be determined at the request of Buyer.

6.12           Reasonable Best Efforts; Cooperation.  Each of Target and Buyer agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

6.13           Section 16 Matters.  Before the Effective Time, the parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Target Common Stock or conversion of any derivative securities in respect of shares of Target Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.  Target agrees to promptly furnish to Buyer all requisite information necessary for Buyer to take the actions contemplated by this Section 6.13.

ARTICLE VII
CONDITIONS PRECEDENT

7.1           Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction at or before the Effective Time of the following conditions:

(a)           Shareholder Approval.  The Merger, on substantially the terms and conditions set forth in this Agreement, shall have been approved by the requisite affirmative vote of the holders of Target Common Stock entitled to vote thereon.

(b)           The Nasdaq Global Market Listing.  The shares of Buyer Common Stock to be issued to the holders of Target Common Stock upon consummation of the Merger shall have been authorized for listing on The Nasdaq Global Market, subject to official notice of issuance.

(c)           Form S-4.  The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)           No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

7.2           Conditions to Obligations of Buyer.  The obligation of Buyer to effect the Merger is also subject to the satisfaction, or waiver by Buyer, at or before the Effective Time, of the following conditions:

(a)           Representations and Warranties.  Subject to the standard set forth in Section 9.2, the representations and warranties of Target set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Buyer shall have received a certificate signed on behalf of Target by the Chief Executive Officer of Target to the foregoing effect.

(b)           Performance of Obligations of Target.  Target shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Buyer shall have received a certificate signed on behalf of Target by the Chief Executive Officer of Target to such effect.

(c)           Federal Tax Opinion.  Buyer shall have received the opinion of its counsel, McGuireWoods LLP, in form and substance reasonably satisfactory to Buyer, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.  In rendering such opinion, the counsel may require and rely upon customary representations contained in certificates of officers of Target and Buyer.

(d)           Regulatory Approvals.  All regulatory approvals set forth in Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Buyer Requisite Regulatory Approvals”), and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(e)           Support Agreements.  The trustee of the KSOP, with respect to shares of Target Stock held by the KSOP over which, by the KSOP’s terms, the trustee has voting authority, and each member of the Target Board shall have executed and delivered to Buyer a Support Agreement in the form attached as Exhibit C.

(f)           Noncompete Agreements.  Each member of the Target Board shall have executed and delivered a noncompete agreement in the form attached as Exhibit D.

(g)           Employment Agreements.  Each of the employment agreements with William G. Stevens, R. Wesley Brewer and Taylor T. Stokes referenced in Section 6.5(e) shall have become effective.

(h)           Resignations.  The directors of Target and its Subsidiaries immediately before the Effective Time shall have submitted their resignations to be effective as of the Effective Time.

(i)           Classified Assets.  Classified Assets shall not exceed $84,000,000 as of the Effective Time; for the purposes of this Section 7.2(i), “Classified Assets” means loans or other assets characterized as “Substandard”, “Doubtful”, “Loss” or words of similar import and “Other Real Estate Owned”, all as reflected in the books and records of Target and Target Bank, prepared in a manner consistent with past practice, with the preparation of the financial statements in the Target SEC Reports and with Target’s or Target Bank’s written policies in effect as of the date of this Agreement; and three calendar days before the Closing Date, Target shall provide Buyer with a schedule reporting Classified Assets, including “Other Real Estate Owned”, as of such time.

7.3           Conditions to Obligations of Target.  The obligation of Target to effect the Merger is also subject to the satisfaction or waiver by Target at or before the Effective Time of the following conditions:

(a)           Representations and Warranties.  Subject to the standard set forth in Section 9.2, the representations and warranties of Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Target shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or the Chief Financial Officer of Buyer to the foregoing effect.

(b)           Performance of Obligations of Buyer.  Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time, and Target shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or the Chief Financial Officer of Buyer to such effect.

(c)           Federal Tax Opinion.  Target shall have received the opinion of its counsel, Nelson Mullins Riley & Scarborough, LLP, in form and substance reasonably satisfactory to Target, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) except to the extent of any cash consideration received in the Merger and except with respect to cash received in lieu of fractional share interests in Buyer Common Stock, no gain or loss will be recognized by any of the holders of Target Common Stock in the Merger. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Target and Buyer.

(d)           Regulatory Approvals.  All regulatory approvals set forth in Section 3.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Target Requisite Regulatory Approvals”).

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1           Termination.  This Agreement may be terminated at any time before the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Target or Buyer:

(a)           Mutual Consent.  By mutual consent of Target and Buyer in a written instrument, if the board of directors of each of Target and Buyer so determines by a vote of the majority of the members of its entire board of directors;

(b)           No Regulatory Approval.  By either Target or Buyer, if any Governmental Entity that must grant a Buyer Requisite Regulatory Approval or a Target Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c)           Delay.  By either Target or Buyer, if the Merger shall not have been consummated on or before the date nine months after the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth in this Agreement;

(d)           Material Breach of Representation, Warranty or Covenant.  By either Buyer or Target (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Target, in the case of a termination by Buyer, or Buyer, in the case of a termination by Target, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the Party committing such breach or by its nature or timing cannot be cured within such time period; or

(e)           Failure to Recommend.  By Buyer, if the Target Board shall have (i) failed to recommend in the Proxy Statement, without modification or qualification, the approval and adoption of this Agreement or (ii) in a manner adverse to Buyer, (A) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by the Target Board of this Agreement and/or the Merger to Target’s shareholders, (B) taken any public action or made any public statement in connection with the meeting of Target shareholders to be held pursuant to Section 6.3 inconsistent with such recommendation or (C) recommended any Alternative Proposal (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof.

The Party desiring to terminate this Agreement pursuant to any clause of this Section 8.1 (other than clause (a)) shall give written notice of such termination to the other Party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2           Effect of Termination.  If either Target or Buyer terminates this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Target, Buyer, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.4, 9.7, 9.8 and 9.9 shall survive any termination of this Agreement and (ii) neither Target nor Buyer shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3           Fees and Expenses.

(a)           Except as set forth in Section 8.3(b), and except with respect to (i) costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Target and Buyer and (ii) Target’s responsibility to pay 50% of Buyer’s due diligence expenses (whether or not the Effective Time occurs) up to a maximum of $150,000, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this

Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

(b)           Target shall pay to Buyer a termination fee in the amount of $2,000,000 (the “Termination Fee”) and the Expense Reimbursement in immediately available federal funds if:

(i)           (A) this Agreement is terminated by Buyer pursuant to Section 8.1(d) or 8.1(e); and (B)(1) before such termination, an Alternative Transaction with respect to Target was commenced, publicly proposed or publicly disclosed (or an Alternative Proposal was received); and (2) within 12 months after such termination, (x) Target shall have entered into a definitive agreement relating to an Alternative Transaction or (y) any Alternative Transaction shall have been consummated; or

(ii)          after receiving an Alternative Proposal, (A) the Target Board does not take action to convene the Target Shareholder Meeting and/or recommend that Target shareholders adopt this Agreement and (B) within 12 months after such receipt of such Alternative Proposal, (1) Target shall have entered into a definitive agreement relating to an Alternative Transaction or (2) any Alternative Transaction shall have been consummated; provided, however, that Buyer shall not be entitled to the Termination Fee and the Expense Reimbursement pursuant to this Section 8.3(b) if:

(A)           this Agreement shall have been terminated pursuant to Section 8.1(a) or Section 8.1(b); or

(B)           Target shall have terminated this Agreement pursuant to Section 8.1(d).

(iii)         The Termination Fee and the Expense Reimbursement must be paid no later than two business days following the event that triggers such payment described in Section 8.3(b)(i) or (ii).  Upon payment of the Termination Fee and the Expense Reimbursement, Target shall have no further liability to Buyer at law or in equity with respect to such termination or any other provision of this Agreement, or with respect to Target Board’s failure to take action to convene the Target Shareholder Meeting and/or recommend that Target shareholders adopt this Agreement.  “Expense Reimbursement” means an amount in cash of up to $500,000 in respect of Buyer’s out-of-pocket legal and due diligence expenses incurred in connection with the transactions contemplated by this Agreement (net of any amounts otherwise previously paid pursuant to Section 8.3(a)).  The payment of the Expense Reimbursement shall be in lieu of any other agreement between Buyer and Target with respect to the payment of Buyer’s expenses entered into before the date hereof.

(c)           Target acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement.  Accordingly, if Target fails to pay timely any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Buyer commences a suit that results in a final, nonappealable judgment against Target for the amount payable to Buyer pursuant to this Section 8.3, Target shall pay to Buyer its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Termination Fee and the Expense Reimbursement and such costs and expenses at the prime rate (as published in The Wall Street Journal on the date of termination) plus 2%.

8.4           Amendment.  This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any amendment of this Agreement that (a) alters or changes the amount or the form of the Merger Consideration to be delivered under this Agreement to the holders of Target Common Stock, if such alteration or change would adversely affect the holders of any security of Target, (b) alters or changes any term of the articles of incorporation of the Surviving Corporation, if such alteration or change would adversely affect the holders of any security of Target, or (c) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any securities of Target, in each case other than as contemplated by this Agreement.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.5           Extension; Waiver.  At any time before the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX
GENERAL PROVISIONS

9.1           Closing.  On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the Parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the “Closing Date”).  If the conditions set forth in Article VII are satisfied or waived during the two weeks immediately before the end of a fiscal quarter of Buyer, then Buyer may postpone the Closing until the first full week after the end of that fiscal quarter.

9.2           Standard.  No representation or warranty of Target contained in Article III or of Buyer contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no Party shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of Target, or Article IV, in the case of Buyer, has had or would be reasonably likely to have a Material Adverse Effect with respect to Target or Buyer, respectively (disregarding for purposes of this Section 9.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties).  Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 3.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimus extent (relative to Section 3.2(a) taken as a whole), (y) Sections 3.2(b), 3.3(a), 3.3(b)(i) and 3.7, in the case of Target, and Sections 4.2, 4.3(a), 4.3(b)(i) and 4.7, in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.8(a), in the case of Target, and Section 4.8(a), in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all respects.

9.3           Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.4           Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)           if to Target, to:

Community Capital Corporation
1402-C Highway 72 West
Greenwood, SC 29649
Attention: Wesley Brewer, CFO
E-mail:  wbrewer@capitalbanksc.com

with a copy to:

Nelson, Mullins, Riley & Scarborough, LLP
Poinsett Plaza, Suite 900
104 South Main Street
Greenville, SC 29601
Attention:  Neil E. Grayson, Esq.
E-mail:  neil.grayson@nelsonmullins.com

and

(b)           if to Buyer, to:

Park Sterling Corporation
1043 E. Morehead Street
Suite 201
Charlotte, NC  28204
Attention: Bryan F. Kennedy, III, President
Facsimile:  (704) 716-2138

with a copy to:

McGuireWoods LLP
201 N. Tryon Street, Suite 3000
Charlotte, NC  28202
Attention:  Chris Scheurer, Esq.
Facsimile:  (704) 343-2300

9.5           Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The Target Disclosure Schedule and the Buyer Disclosure Schedule, as well as all other Schedules and all Exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.  This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.  For purposes of this Agreement, (a) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including its permitted successors and assigns) and (b) “knowledge” of any person that is not an individual means the actual knowledge (without investigation) of such person’s directors and senior executive officers.

9.6           Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

9.7           Entire Agreement.  This Agreement (including the Disclosure Schedules and Exhibits hereto and the other documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.8           Governing Law; Jurisdiction.  This Agreement shall be governed and construed in accordance with the internal laws of the State of North Carolina applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts-of-law principles.

The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Charlotte, North Carolina.  Each of the Parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding.  Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.9           Publicity.  Neither Target nor Buyer shall, and neither Target nor Buyer shall permit any of its Subsidiaries or agents to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Buyer, in the case of a proposed announcement by Target, or Target, in the case of a proposed announcement by Buyer; provided, however, that either Party may, without the prior consent of the other Party (but after prior consultation with the other Party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of The Nasdaq Stock Market.

9.10           Assignment; Third-Party Beneficiaries.

(a)           Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns.  Except as otherwise specifically provided in Section 6.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties any rights or remedies under this Agreement.

(b)           No provision in this Agreement modifies or amends or creates any employee benefit plan, program or document (“Benefit Plan”) unless this Agreement explicitly states that the provision “amends” or “creates” that Benefit Plan, and no third party shall be entitled to enforce any provision of this Agreement on the grounds that it is an amendment to, or a creation of, a Benefit Plan, unless that provision explicitly states that such enforcement rights are being conferred.  This provision shall not prevent the Parties to this Agreement from enforcing any provision of this Agreement.  If a person not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to, or creation of a Benefit Plan, and that provision is construed to be such an amendment or creation despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively, thereby precluding it from having any effect.

9.11           Enforcement.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

[Signature Page Follows]

IN WITNESS WHEREOF, Target and Buyer have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

COMMUNITY CAPITAL CORPORATION

By:
Name: William G. Stevens
Title: Chief Executive Officer

PARK STERLING CORPORATION

By:
Name: James C. Cherry
Title: Chief Executive Officer

Signature Page to Merger Agreement

List of Schedules

Buyer Disclosure Schedules
Schedule 4.5	Reports; Regulatory Matters
Schedule 4.7	Broker’s Fees

Target Disclosure Schedules
Schedule 3.2(a)	Outstanding Commitments Based on Securities
Schedule 3.2(b)	Subsidiaries
Schedule 3.2(c)	Ownership of Other Persons
Schedule 3.2(d)	Shares of Common Stock
Schedule 3.5(a)	Pending Regulatory or Governmental Proceedings
Schedule 3.5(b)	Regulatory or Governmental Orders
Schedule 3.7	Broker’s Fees
Schedule 3.8(c)	Absence of Certain Changes or Events
Schedule 3.9(a)	Legal Proceedings
Schedule 3.11(a)	Target Benefit Plans
Schedule 3.11(b)	Liability for Benefit Plans
Schedule 3.11(c)(iv)	Unfunded Plans for Deferred Compensation or Life Insurance
Schedule 3.11(c)(xiii)	Gross-Up Payments Associated with Taxes
Schedule 3.11(e)	Acceleration of Benefits or Payments
Schedule 3.11(h)(vi)	Employee Information
Schedule 3.11(i)	Noncompetition Agreements
Schedule 3.11(j)	Value of Benefits
Schedule 3.12(b)	Compliance with Applicable Law
Schedule 3.13(a)	Certain Contracts
Schedule 3.16(a)	Loan Portfolio
Schedule 3.20	Leases
Schedule 5.2	Target Forbearances
Schedule 6.5(b)	Liability for Severance Payments
Schedule 6.5(g)	Salary Continuation Agreements
Schedule 6.5(h)	Director Agreements
Schedule 6.6(a)	Indemnification Agreements
Schedule 6.6(c)	Liability Insurance Premiums
Schedule 6.10	Buyer’s Board; Advisory Board

EXHIBIT C
SUPPORT AGREEMENT

March __, 2011

Park Sterling Corporation
1043 E. Morehead Street
Suite 201
Charlotte, NC 28204

Ladies and Gentlemen:

The undersigned is a director of Community Capital Corporation, a South Carolina corporation (“Target”), and the beneficial holder of shares of common stock of Target (the “Target Common Stock”).

Park Sterling Corporation, a North Carolina corporation (“Buyer”), and Target are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Target through the merger of Target with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Target, and not in his or her capacity as a director or officer of Target, as follows:

1.          While this letter agreement is in effect, the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) before the record date of the meeting of Target’s shareholders to approve the Merger (the “Target Shareholders Meeting”) any or all of his or her shares of Target Common Stock or (b) deposit any shares of Target Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Target Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.          While this letter agreement is in effect, the undersigned shall vote all of the shares of Target Common Stock for which the undersigned has sole voting authority and shall use his or her best efforts to cause to be voted all of the shares of Target Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Target Shareholders Meeting; and (b) against any Alternative Transaction (as defined in the Agreement) (other than the Merger).

3.          The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.          The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.          The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Target and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Target.

6.          This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Agreement) of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.          As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Target Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

____________________________________

____________________________________
Print Name

Number of shares owned with sole voting
authority: _______________

Number of shares owned with shared voting
authority: _______________

Accepted and agreed to as of
the date first above written:

PARK STERLING CORPORATION

___________________________
By: James C. Cherry
Its: Chief Executive Officer

EXHIBIT D
DIRECTOR’S AGREEMENT

THIS DIRECTOR’S AGREEMENT (this “Agreement”) is entered into by and between Park Sterling Corporation, a North Carolina corporation (“Buyer”), and the undersigned individual (“Director”).  Capitalized terms used but not defined herein shall have the same meanings provided in the Merger Agreement (as defined below).

WHEREAS, Buyer and Community Capital Corporation, a South Carolina corporation (“Target”), are parties to an Agreement and Plan of Merger dated as of March __, 2011, as the same may be amended or supplemented in accordance with its terms (the “Merger Agreement”);

WHEREAS, Director is a director and shareholder of Target and is receiving Merger Consideration pursuant to the terms and conditions of the Merger Agreement; and

WHEREAS, as a condition for and an inducement to Buyer to effect the Merger, Director has agreed to enter into and be bound by this Agreement.

IN CONSIDERATION of the premises and for other good and valuable consideration, including, without limitation, the Merger Consideration to be received by Director, the sufficiency and receipt of which are hereby acknowledged, Buyer and Director, intending to be legally bound, agree as follows:

1.           Contingent on Merger.  This Agreement shall become effective at the Effective Time of the Merger.  If the Merger Agreement is terminated, then this Agreement shall be void ab initio and of no force or effect.

2.           Noncompetition.

(a)           Director covenants and agrees that, during the Restricted Period (as defined below), Director shall not (except as required to carry out Director’s assigned duties with Buyer, if any): (i) engage in any aspect of the Restricted Business (as defined below) within the Prohibited Territory (as defined below); and/or (ii) as an employee, agent, partner, shareholder, member, investor, director, consultant or otherwise assist others to engage in the Restricted Business within the Prohibited Territory.  Notwithstanding the preceding, owning the stock or options to acquire stock totaling less than one percent of the outstanding shares in a public company shall not by itself be considered engaging in, or assisting others to engage in, the “Restricted Business.”

(b)           “Restricted Period” means a period of one year following the Effective Time.

(c)           “Restricted Business” means the business that was engaged in by Target and its Subsidiaries immediately before the Effective Time.  Director acknowledges and agrees that Target and its Subsidiaries were, immediately before the Effective Time, engaged in the business of providing business banking, personal banking, loan, mortgage and wealth management services and products.

(d)           “Prohibited Territory” means the areas within a twenty-five (25) mile radius of each office maintained by Target or any of its Subsidiaries immediately before the Effective Time; provided, however, if any such office closes during the Restricted Period, then that office shall no longer be included when determining the Prohibited Territory.  Director acknowledges and agrees that Target and its Subsidiaries were actively engaged in the Restricted Business throughout the Prohibited Territory immediately before the Effective Time.

3.           Noninterference with Customers.

(a)           Director covenants and agrees that, during the Restricted Period, Director shall not, directly or indirectly: (i) solicit, encourage or cause any Restricted Customer (as defined below) to obtain any services or products related to the Restricted Business from any entity other than Buyer or its Subsidiaries; or (ii) sell or provide to any Restricted Customer any services or products related to the Restricted Business, other than on behalf of and for the benefit of Buyer or its Subsidiaries.

(b)           “Restricted Customer” means any person or entity that was a customer of Target or any of its Subsidiaries at any point during the 90 days preceding the Effective Time and: (i) with whom Director had material contact or communications at any time during the two-year period preceding the Effective Time (the “Look-Back Period”); (ii) for whom Director performed services or whose account Director managed, at any time during the Look-Back Period; or (iii) about whom Director obtained any Confidential Information (as defined below) at any time during the Look-Back Period.

4.           Noninterference with Employees.  Director covenants and agrees that, during the Restricted Period, Director shall not, directly or indirectly: (a) solicit or induce any employee of Buyer or its Subsidiaries who was an employee of Target or any of its Subsidiaries immediately before the Effective Time (each, a “Restricted Employee”) to leave or limit his or her employment relationship with Buyer or its Subsidiaries; or (b) hire any Restricted Employee as an employee or engage any Restricted Employee as an independent contractor.

5.           Confidential Information.

(a)           Director covenants and agrees that, during the Restricted Period: (i) Director shall keep strictly confidential and not disclose to any person not employed by Buyer or its Subsidiaries any Confidential Information; and (ii) Director shall not use personally or for any other person or entity any Confidential Information.  However, this provision shall not preclude Director from: (x) the use or disclosure of information known generally to the public (other than information known generally to the public as a result of Director’s violation of this section) or (y) any disclosure required by law or court order so long as Director provides Buyer’s Chief Executive Officer prompt advance written notice of any potential disclosure under this subsection.

(b)           “Confidential Information” means all information not generally known or available in the marketplace that was furnished to, obtained by or created by Director in connection with Director being a director of Target that could be used to compete against or harm Target, Buyer or their Subsidiaries.  Confidential Information includes, by way of illustration, such information relating to: (i) Target’s, Buyer’s and their Subsidiaries’ customers, including customer lists, contact information, contractual terms and information regarding products or services provided to such customer; (ii) Target’s, Buyer’s and their Subsidiaries’ finances, including nonpublic financial statements, balance sheets, sales data, forecasts and cost analyses; (iii) Target’s, Buyer’s and their Subsidiaries’ plans and projections related to growth, new products and services, and potential sales/acquisitions; and (iv) Target’s, Buyer’s and their Subsidiaries’ pricing and fee strategies, operating processes, legal affairs, lending and credit information, commission structure, personnel matters, loan portfolios, contracts, services, products and operating results.

6.           Reasonableness and Breach.  Director acknowledges that the restrictions herein are fair, reasonable, and necessary for the protection of Buyer and its acquisition of Target and constitute a material inducement for Buyer to effect the Merger and provide the Merger Consideration.  Therefore, Director agrees not to contest the enforceability of this Agreement in any forum.  Director further acknowledges and agrees that a breach of any of such obligations and agreements will result in irreparable harm and continuing damage to Buyer for which there will be no adequate remedy at law and further agrees that in the event of any breach of such obligations and agreements, Buyer and its successors and assigns will be entitled to injunctive relief and to such other relief as is proper under the circumstances.  Director acknowledges and agrees that the covenants in this Agreement are direct consideration for a sale of a business and should be governed by standards applicable to restrictive covenants entered into in connection with a sale of a business.

7.           Judicial Modification.  If a court of competent jurisdiction determines that any provision of this Agreement is invalid or incapable of being enforced, then the parties request that such court modify such provision by “blue-penciling” or otherwise in order to render such provision not invalid or incapable of being enforced and then enforce the provision as modified.  The parties further agree that each provision of this Agreement is severable from each other provision of this Agreement.

8.           Assignment.  Buyer shall have the right to assign or transfer this Agreement to any affiliated entity or any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise), and Director irrevocably consents to any such assignment or transfer.  In the event of such assignment or transfer, “Buyer” shall mean the entity to which this Agreement is so assigned or transferred.

9.           Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina without regard to any conflict-of-law rules.

10.         Waiver; Construction.  No modification, termination or attempted waiver of any of the provisions of this Agreement shall be binding unless reduced to writing and signed by the parties.  This Agreement shall be construed according to a plain reading of its terms and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision in this Agreement.

11.         Entire Agreement.  This Agreement (including the recitals, which are hereby incorporated by reference) and the Merger Agreement constitute the entire agreement among the parties pertaining to the subject matters contained herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereto sets his or her hand as of the date set forth below.

DIRECTOR

Date:
[NAME]

BUYER Park Sterling Corporation

By:	Date:
Name:
Title:

Appendix B

[Letterhead of Howe Barnes Hoefer & Arnett, Inc.]

March 30, 2011

Board of Directors
Community Capital Corporation
1402C Highway 72 West
P.O. Box 218
Greenwood, SC 29649

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (as defined below) to be received by the holders of the outstanding shares of common stock of Community Capital Corporation (“Community Capital”) in its merger (the “Merger”) with Park Sterling Corporation (“Park Sterling”) pursuant to the Agreement and Plan of Merger by and between Community Capital and Park Sterling (the “Agreement”).

In accordance with the terms of the Agreement, each of the issued and outstanding shares of Community Capital common stock not owned by Community Capital, Park Sterling or any of their respective wholly-owned bank subsidiaries immediately before the effective time of the Merger shall be converted, at the election of the holder thereof, into 0.6667 of one share of Park Sterling common stock, $3.30 in cash, or a combination of Park Sterling common stock and cash, subject to certain limitations (the “Merger Consideration”).  The Merger Consideration is valued at $3.21 based on the closing price of Park Sterling common stock on March 29, 2011.  The terms of the Merger are more fully set forth in the Agreement.

For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

1.	Reviewed the terms of the draft Agreement dated March 29, 2011;

2.
Participated in discussions with representatives of Park Sterling and Community Capital concerning Park Sterling’s and Community Capital’s financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

3.
Reviewed a draft of Park Sterling’s proxy statement for the 2011 annual meeting of shareholders of Park Sterling to be held on May 25, 2011 and its draft annual report on Form 10-K for the year ended December 31, 2010;

4.	Reviewed Park Sterling Bank’s annual reports for the two years ended December 31, 2009 and 2008;

Board of Directors
Community Capital Corporation
March 30, 2011

5.
Reviewed Community Capital’s recent filings with the Securities and Exchange Commission including its proxy statement filed April 21, 2010, annual reports on Form 10-K for the three years ended December 31, 2010, 2009 and 2008, and quarterly reports on Form 10-Q for the quarters ended September 30, 2010, June 30, 2010 and March 31, 2010;

6.
Reviewed current reports to shareholders of Park Sterling as filed on Form 8-K with the Securities and Exchange Commission from August 12, 2010 (the first such filing by Park Sterling) to the date hereof;

7.	Reviewed current reports to shareholders of Community Capital as filed on Form 8-K with the Securities and Exchange Commission from January 1, 2009 to the date hereof;

8.	Reviewed Park Sterling Bank’s and CapitalBank’s Consolidated Reports of Condition and Income for Bank with Domestic Offices Only filed on Form FFIEC 041 for the year ended December 31, 2010;

9.
Reviewed certain financial forecasts and projections of Park Sterling and Community Capital, prepared by their respective management teams, as well as the amount and timing of the cost savings and related expenses expected to result from the Merger furnished to us by Park Sterling;

10.	Reviewed reported market prices and historical trading activity of Park Sterling’s and Community Capital’s common stock;

11.
Reviewed certain aspects of the financial performance of Park Sterling and Community Capital and compared such financial performance of Park Sterling and Community Capital, together with stock market data relating to Park Sterling common stock and Community Capital common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities;

12.	Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

13.	Reviewed the Written Agreement by and among Community Capital, CapitalBank, the Federal Reserve Bank of Richmond and the State of South Carolina Board of Financial Institutions dated July 28, 2010;

14.	Reviewed written correspondence among Park Sterling, Park Sterling Bank and its respective regulators and written correspondence among Community Capital, CapitalBank and its respective regulators;

Board of Directors
Community Capital Corporation
March 30, 2011

15.	Reviewed third party loan review reports on Park Sterling Bank prepared since January 1, 2010 (the “Third Party Reviews”);

16.	Reviewed the pro forma impact of the Merger on the assets, equity, net income, earnings per share and book value per share of Park Sterling; and

17.	Reviewed such other information and performed such other studies and analyses as we considered relevant.

In giving our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Community Capital, Park Sterling, and their respective representatives, and of the publicly available information that was reviewed by us.  We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Community Capital and Park Sterling at December 31, 2010 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements; however, we note that based on discussions with management of Community Capital, Community Capital likely will maintain elevated provision expenses this year and into 2012.  We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of Community Capital or Park Sterling, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Community Capital or Park Sterling, were not furnished with any such evaluation or appraisal other than the Third Party Reviews, and did not review any individual credit files.  Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.  We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.  No opinion is expressed as to whether any alternative transaction might be more favorable to holders of Community Capital common stock than the Merger.

Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes.  In rendering this fairness opinion, we have acted on behalf of the Board of Directors of Community Capital and will receive a fee for our services; a portion of which is payable upon execution of the Agreement and a portion of which is contingent upon successful completion of the Merger.  Community Capital also has agreed to reimburse us for our reasonable out-of-pocket expenses.  In addition, Community Capital has agreed to indemnify us for certain liabilities arising out of our engagement by Community Capital in connection with the Merger.

Board of Directors
Community Capital Corporation
March 30, 2011

Howe Barnes’ opinion as expressed herein is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by Park Sterling to holders of Community Capital common stock in the Merger and does not address Community Capital’s underlying business decision to proceed with the Merger.  We have been retained on behalf of the Board of Directors of Community Capital, and our opinion does not constitute a recommendation to any director of Community Capital as to how such director should vote with respect to the Agreement.  In rendering this opinion, we express no opinions with respect to the amount or nature of any compensation to any officers, directors, or employees of Community Capital, or any class of such persons relative to the Merger Consideration to be received by the holders of the common stock of Community Capital in the Merger or with respect to the fairness of any such compensation.

During the two years preceding the date of the opinion, Howe Barnes has not had a material relationship with Community Capital or Park Sterling where compensation was received or that it contemplates will be received after closing of the Merger.

Except as hereinafter provided, this opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time, to any third party or in any manner or for any purpose whatsoever without our prior written consent.  The content of any such public reference shall be satisfactory to us as set forth in our Financial Advisory Agreement with Community Capital dated August 31, 2010.  This letter is addressed and directed to the Board of Directors of Community Capital in its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger.  The opinion expressed herein is for the use and benefit of the Board of Directors of Community Capital .  This opinion was approved by the Fairness Opinion Committee of Howe Barnes.

Board of Directors
Community Capital Corporation
March 30, 2011

Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid by Park Sterling to holders of Community Capital common stock is fair, from a financial point of view, to the holders of Community Capital common stock.

Sincerely,

/s/ Howe Barnes Hoefer & Arnett, Inc.

WJW

Appendix C

FORM OF DIRECTOR SUPPORT AGREEMENT

March __, 2011

Park Sterling Corporation
1043 E. Morehead Street
Suite 201
Charlotte, NC 28204

Ladies and Gentlemen:

The undersigned is a director of Community Capital Corporation, a South Carolina corporation (“Target”), and the beneficial holder of shares of common stock of Target (the “Target Common Stock”).

Park Sterling Corporation, a North Carolina corporation (“Buyer”), and Target are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Target through the merger of Target with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Target, and not in his or her capacity as a director or officer of Target, as follows:

1.          While this letter agreement is in effect, the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) before the record date of the meeting of Target’s shareholders to approve the Merger (the “Target Shareholders Meeting”) any or all of his or her shares of Target Common Stock or (b) deposit any shares of Target Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Target Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.          While this letter agreement is in effect, the undersigned shall vote all of the shares of Target Common Stock for which the undersigned has sole voting authority and shall use his or her best efforts to cause to be voted all of the shares of Target Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Target Shareholders Meeting; and (b) against any Alternative Transaction (as defined in the Agreement) (other than the Merger).

3.          The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.          The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.          The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Target and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Target.

6.          This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Agreement) of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

C-1

7.          As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Target Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

Number of shares owned with sole voting authority:

_______________

Number of shares owned with shared voting authority:

_______________

Accepted and agreed to as of
the date first above written:

PARK STERLING CORPORATION

David L. Gaines
Chief Financial Officer

C-2

Appendix D

FORM OF KSOP SUPPORT AGREEMENT

March __, 2011

Park Sterling Corporation
1043 E. Morehead Street
Suite 201
Charlotte, NC 28204

Ladies and Gentlemen:

Community Capital Corporation, a South Carolina corporation (“Target”), is the trustee of the Community Capital Corporation Employee Stock Ownership Plan (the “KSOP”), which holds and purchases shares of common stock of Target (the “Target Common Stock”) on behalf of the KSOP’s participants.  The KSOP has secondary voting authority over shares it holds for the benefit of its participants and has the ability to vote such shares in the event such participants neglect to do so, as further detailed in the KSOP plan documents.

Park Sterling Corporation, a North Carolina corporation (“Buyer”), and Target are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Target through the merger of Target with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in its capacity as trustee of the KSOP, as follows:

1.          While this letter agreement is in effect, the KSOP shall vote all of the shares of Target Common Stock for which the undersigned has sole voting authority and shall use its best efforts to cause to be voted all of the shares of Target Common Stock for which the undersigned has shared or secondary voting authority, in either case whether such shares are owned or held by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the meeting of Target’s shareholders to approve the Merger; and (b) against any Alternative Transaction (as defined in the Agreement) (other than the Merger).

2.          The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

3.          The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

4.          The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.

5          This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Agreement) of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

6          As of the date hereof, the undersigned has voting power (sole, shared or secondary) with respect to the number of shares of Target Common Stock set forth below.

[Signature page follows.]

D-1

IN WITNESS WHEREOF, the undersigned has caused its duly authorized representative to execute this agreement as of the date first above written.

Very truly yours,

Community Capital Corporation in its capacity as trustee of the Community Capital Corporation Employee Stock Ownership Plan

By:
Name:
Title:

Number of shares owned with sole voting authority:

Number of shares owned with shared voting authority:

Number of shares owned with secondary voting authority:

Accepted and agreed to as of
the date first above written:

PARK STERLING CORPORATION

David L. Gaines
Chief Financial Officer

Signature Page to Support Agreement

D-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.         Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation and (y) in all other cases his conduct was at least not opposed to the corporation’s best interests and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. The above standard of conduct is determined by the disinterested members of the board of directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 55-8-55.

Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which he was a party because of his capacity as a director or officer against reasonable expenses when he is wholly successful, on the merits or otherwise, in his defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if the court determines that he is entitled to mandatory indemnification under Section 55-8-52, in which case the court shall also order the corporation to pay the reasonable expenses incurred to obtain court-ordered indemnification or if he is adjudged fairly and reasonably so entitled in view of all relevant circumstances under Section 55-8-54. Section 55-8-56 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent, consistent with public policy, as a director or as otherwise set forth in the corporation’s articles of incorporation or bylaws or by resolution of the board of directors or contract.

Section 55-8-57 of the NCBCA permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals.

In accordance with the NCBCA, Article 11 of Park Sterling’s Articles of Incorporation (Articles) provide for indemnification to the fullest extent permitted by the NCBCA of all persons Park Sterling has the power to indemnify under the NCBCA. Such indemnification is not exclusive of rights to indemnification under any bylaw, shareholder or disinterested directors’ vote or otherwise. In addition, Park Sterling’s bylaws provide that Park Sterling shall, under certain circumstances, indemnify its directors, officers, employees or agents for reasonable expenses, judgments, fines, penalties and amounts paid in settlement (including attorneys’ fees), in any proceeding arising out of their status or activities as directors, officers, employees or agents of Park Sterling, or as a director, officer, employee or agent of another corporation if serving at the request of Park Sterling, if the individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of Park Sterling and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful, except that any indemnification in connection with a proceeding by or in the right of Park Sterling is limited to reasonable expenses incurred in connection with the proceeding. The above standard of conduct is determined by the disinterested members of the Park Sterling board of directors or a committee thereof, or special legal counsel or the shareholders. Park Sterling’s bylaws further provide that Park Sterling will indemnify a director, officer, employee or agent of Park Sterling for reasonable expenses incurred by such person in connection with a proceeding to which such person is a party because he or she serves in such capacity, if such person is successful, on the merits or otherwise, in such proceeding. Pursuant to the bylaws and as authorized by statute, Park Sterling maintains insurance on behalf of its directors and officers against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaws or otherwise. In addition, Park Sterling’s Articles prevent the recovery by Park Sterling or any of its shareholders of monetary damages against its directors to the fullest extent permitted by the NCBCA.

The foregoing is only a general summary of certain aspects of the NCBCA and Park Sterling’s bylaws and Articles dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the NCBCA, Article 11 of Park Sterling’s Articles and Article IX of Park Sterling’s bylaws.

Federal banking law, which is applicable to Park Sterling as a financial holding company and to Park Sterling Bank as an insured depository institution, limits the ability of Park Sterling and Park Sterling Bank to indemnify their directors and officers. Generally, subject to certain exceptions, neither Park Sterling nor Park Sterling Bank may make, or agree to make, indemnification payments to, or for the benefit of, an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action such person is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of Park Sterling’s or Park Sterling Bank’s affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, Park Sterling or Park Sterling Bank, as applicable, may indemnify officers and directors only if their respective board of directors, as the case may be, (i) determines that the indemnified person acted in good faith and in a manner such person believed to be in the best interests of the institution, (ii) determines after investigation that making indemnification payments would not materially adversely affect Park Sterling’s safety and soundness or the safety and soundness of Park Sterling Bank, as the case may be, and (iii) if the indemnified party agrees in writing to reimburse Park Sterling or Park Sterling Bank, as the case may be, for any indemnity payments which turn out to be impermissible.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit
Number		Description

2.1
Agreement and Plan of Reorganization and Share Exchange dated October 22, 2010 by and between Park Sterling Bank and Park Sterling Corporation, incorporated by reference to Exhibit 2.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

2.2
Agreement and Plan of Merger dated March 30, 2010 by and between Community Capital Corporation and Park Sterling Corporation (included as Appendix A to this Proxy Statement/Prospectus forming a part of this registration statement)†

3.1		Articles of Incorporation of Park Sterling Corporation, incorporated by reference to Exhibit 3.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

3.2		Bylaws of Park Sterling Corporation, incorporated by reference to Exhibit 3.2 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

4.1		Specimen Stock Certificate of Park Sterling Corporation, incorporated by reference to Exhibit 4.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

5.1	++	Opinion of McGuireWoods LLP regarding the validity of the securities being registered

8.1	±	Opinion of McGuireWoods LLP regarding certain U.S. tax aspects of the merger

8.2	±	Opinion of Nelson Mullins Riley & Scarborough LLP regarding certain U.S. tax aspects of the merger

10.1
Underwriting Agreement dated August 12, 2010 between Park Sterling Bank and Keefe, Bruyette & Woods, Inc., as representative of the several underwriters, incorporated by reference to Exhibit 1.1 of Park Sterling Bank’s Current Report on Form 8-K filed with the FDIC on August 18, 2010

10.2
Employment Agreement by and between James C. Cherry and Park Sterling Bank effective August 18, 2010, incorporated by reference to Exhibit 10.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.3
Employment Agreement by and between Bryan F. Kennedy III and Park Sterling Bank effective August 18, 2010, incorporated by reference to Exhibit 10.2 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.4
Employment Agreement by and between David L. Gaines and Park Sterling Bank effective August 18, 2010, incorporated by reference to Exhibit 10.3 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.5
Employment Agreement by and between Nancy J. Foster and Park Sterling Bank dated November 12, 2010, incorporated by reference to exhibit 10.5 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

10.6
Employment Agreement by and between Stephen A. Arnall and Park Sterling Bank effective October 4, 2006, incorporated by reference to Exhibit 10.2 of Park Sterling Bank’s Registration Statement on Form 10 filed with the FDIC on April 26, 2010*

10.7
Park Sterling Bank 2006 Employee Stock Option Plan and related form of award agreement, incorporated by reference to Exhibit 10.4 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.8
Park Sterling Bank 2006 Stock Option Plan for Directors and related form of award agreement, incorporated by reference to Exhibit 10.5 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.9
Park Sterling Bank 2010 Employee Stock Option Plan and related form of award agreement, incorporated by reference to Exhibit 4.3 of Park Sterling’s Registration Statement on Form S-8 (Registration No. 333-172016) filed February 2, 2011*

10.10
Park Sterling Bank 2010 Stock Option Plan for Directors and related form of award agreement, incorporated by reference to Exhibit 4.4 of Park Sterling’s Registration Statement on Form S-8 (Registration No. 333-172016) filed February 2, 2011*

10.11
Park Sterling Corporation Long-Term Incentive Plan and related form of award, incorporated by reference to Exhibit 10.8 of the Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.12
Form of Non-Employee Director Nonqualified Stock Option Award pursuant to the Park Sterling Corporation Long-Term Incentive Plan, incorporated by reference to Exhibit 10.12 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

10.13
Form of Employee Restricted Stock Award Agreement pursuant to the Park Sterling Corporation Long-Term Incentive Plan, incorporated by reference to Exhibit 10.13 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

10.14
Form of Non-Employee Director Restricted Stock Award Agreement pursuant to the Park Sterling Corporation Long-Term Incentive Plan, incorporated by reference to Exhibit 10.14 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

21.1		Subsidiaries of Park Sterling Corporation, incorporated by reference to Exhibit 21.1 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011

23.1	++	Consent of McGuireWoods LLP (included in Exhibits 5.1 and 8.1)

23.2	++	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 8.2)

23.3	+	Consent of Dixon Hughes Goodman LLP, independent registered public accounting firm of Park Sterling

23.4	+	Consent of Elliott Davis, LLC, independent registered public accounting firm of Community Capital

23.5	+	Consent of Howe Barnes Hoefer & Arnett, Inc.

24.1	++	Power of Attorney

99.1	++	Preliminary form of Community Capital Proxy Card

99.2	++	Consent of Patricia C. Hartung

101	#	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Condensed Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010; (ii) Condensed Consolidated Statements of Income (Loss) for the three and six months ended June 30, 2011 and 2010; (iii) Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2011 and 2010; (iv) Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010; (v) Notes to Condensed Consolidated Financial Statements; (vi) Consolidated Balance Sheets as of December 31, 2010 and 2009; (vii) Consolidated Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008; (viii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008; (ix) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and (x) Notes to Consolidated Financial Statements.

†
The schedules (and similar attachments) in the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A list of omitted schedules (and similar attachments) is contained in the merger agreement. Park Sterling agrees to furnish a supplemental copy of any omitted schedule (or similar attachment) to the SEC upon request.

+	Filed herewith.
++	Previously filed.
±	Form of opinion previously filed. Opinion to be filed on date of effectiveness.
*	Management contract or compensatory plan or arrangement.
#	The information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

Item 22.              Undertakings.

(a)           The Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)           That, before any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(5)           That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)           To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)           The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina on September 13, 2011.

PARK STERLING CORPORATION

By:	/s/ DAVID L. GAINES
David L. Gaines Chief Financial Officer (Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

* James C. Cherry Chief Executive Officer and Director (Principal Executive Officer)	September 13, 2011

/S/ DAVID L. GAINES David L. Gaines Chief Financial Officer (Principal Financial Officer)	September 13, 2011

* Susan D. Sabo Chief Accounting Officer (Principal Accounting Officer)	September 13, 2011

Walter C. Ayers Director

* Leslie M. Baker Jr. Chairman of the Board	September 13, 2011

* Larry W. Carroll Director	September 13, 2011

* Jean E. Davis Director	September 13, 2011

* Thomas B. Henson Director	September 13, 2011

Jeffrey S. Kane Director

*By:	/s/ DAVID L. GAINES David L. Gaines Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

2.1
Agreement and Plan of Reorganization and Share Exchange dated October 22, 2010 by and between Park Sterling Bank and Park Sterling Corporation, incorporated by reference to Exhibit 2.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

2.2
Agreement and Plan of Merger dated March 30, 2010 by and between Community Capital Corporation and Park Sterling Corporation (included as Appendix A to this Proxy Statement/Prospectus forming a part of this registration statement)†

3.1		Articles of Incorporation of Park Sterling Corporation, incorporated by reference to Exhibit 3.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

3.2		Bylaws of Park Sterling Corporation, incorporated by reference to Exhibit 3.2 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

4.1		Specimen Stock Certificate of Park Sterling Corporation, incorporated by reference to Exhibit 4.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

5.1	++	Opinion of McGuireWoods LLP regarding the validity of the securities being registered

8.1	±	Opinion of McGuireWoods LLP regarding certain U.S. tax aspects of the merger

8.2	±	Opinion of Nelson Mullins Riley & Scarborough LLP regarding certain U.S. tax aspects of the merger

10.1
Underwriting Agreement dated August 12, 2010 between Park Sterling Bank and Keefe, Bruyette & Woods, Inc., as representative of the several underwriters, incorporated by reference to Exhibit 1.1 of Park Sterling Bank’s Current Report on Form 8-K filed with the FDIC on August 18, 2010

10.2
Employment Agreement by and between James C. Cherry and Park Sterling Bank effective August 18, 2010, incorporated by reference to Exhibit 10.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.3
Employment Agreement by and between Bryan F. Kennedy III and Park Sterling Bank effective August 18, 2010, incorporated by reference to Exhibit 10.2 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.4
Employment Agreement by and between David L. Gaines and Park Sterling Bank effective August 18, 2010, incorporated by reference to Exhibit 10.3 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.5
Employment Agreement by and between Nancy J. Foster and Park Sterling Bank dated November 12, 2010, incorporated by reference to exhibit 10.5 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

10.6
Employment Agreement by and between Stephen A. Arnall and Park Sterling Bank effective October 4, 2006, incorporated by reference to Exhibit 10.2 of Park Sterling Bank’s Registration Statement on Form 10 filed with the FDIC on April 26, 2010*

10.7
Park Sterling Bank 2006 Employee Stock Option Plan and related form of award agreement, incorporated by reference to Exhibit 10.4 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.8
Park Sterling Bank 2006 Stock Option Plan for Directors and related form of award agreement, incorporated by reference to Exhibit 10.5 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.9
Park Sterling Bank 2010 Employee Stock Option Plan and related form of award agreement, incorporated by reference to Exhibit 4.3 of Park Sterling’s Registration Statement on Form S-8 (Registration No. 333-172016) filed February 2, 2011*

10.10
Park Sterling Bank 2010 Stock Option Plan for Directors and related form of award agreement, incorporated by reference to Exhibit 4.4 of Park Sterling’s Registration Statement on Form S-8 (Registration No. 333-172016) filed February 2, 2011*

10.11
Park Sterling Corporation Long-Term Incentive Plan and related form of award, incorporated by reference to Exhibit 10.8 of the Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.12
Form of Non-Employee Director Nonqualified Stock Option Award pursuant to the Park Sterling Corporation Long-Term Incentive Plan, incorporated by reference to Exhibit 10.12 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

10.13
Form of Employee Restricted Stock Award Agreement pursuant to the Park Sterling Corporation Long-Term Incentive Plan, incorporated by reference to Exhibit 10.13 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

10.14
Form of Non-Employee Director Restricted Stock Award Agreement pursuant to the Park Sterling Corporation Long-Term Incentive Plan, incorporated by reference to Exhibit 10.14 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

21.1		Subsidiaries of Park Sterling Corporation, incorporated by reference to Exhibit 21.1 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011

23.1	++	Consent of McGuireWoods LLP (included in Exhibits 5.1 and 8.1)

23.2	++	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 8.2)

23.3	+	Consent of Dixon Hughes Goodman LLP, independent registered public accounting firm of Park Sterling

23.4	+	Consent of Elliott Davis, LLC, independent registered public accounting firm of Community Capital

23.5	+	Consent of Howe Barnes Hoefer & Arnett, Inc.

24.1	++	Power of Attorney

99.1	++	Preliminary form of Community Capital Proxy Card

99.2	++	Consent of Patricia C. Hartung

101	#	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Condensed Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010; (ii) Condensed Consolidated Statements of Income (Loss) for the three and six months ended June 30, 2011 and 2010; (iii) Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2011 and 2010; (iv) Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010; (v) Notes to Condensed Consolidated Financial Statements; (vi) Consolidated Balance Sheets as of December 31, 2010 and 2009; (vii) Consolidated Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008; (viii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008; (ix) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and (x) Notes to Consolidated Financial Statements.

†
The schedules (and similar attachments) in the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A list of omitted schedules (and similar attachments) is contained in the merger agreement. Park Sterling agrees to furnish a supplemental copy of any omitted schedule (or similar attachment) to the SEC upon request.

+	Filed herewith.
++	Previously filed.
±	Form of opinion previously filed. Opinion to be filed on date of effectiveness.
*	Management contract or compensatory plan or arrangement.
#	The information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.